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As filed with the Securities and Exchange Commission on October 31, 2008

Registration No. 333-144335

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Amendment No. 3
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KKR & CO. L.P.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6282 (Primary Standard Industrial Classification Code Number)	26-0426107 (I.R.S. Employer Identification No.)
9 West 57th Street, Suite 4200 New York, NY 10019 Telephone: (212) 750-8300 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

David J. Sorkin, Esq.
General Counsel
KKR & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019
Telephone: (212) 750-8300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copy to:
Joseph H. Kaufman, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Telephone: (212) 455-2000 Facsimile: (212) 455-2502

           Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Units	(1)	(2)	(3)

Contingent Value Interests(4)	(1)	—	—

Common Units Issuable upon Settlement of the Contingent Value Interests(4)	(1)	—	—

Total	(1)	(2)	(3)

(1)
The number of common units and contingent value interests of the registrant being registered is based upon an estimate of (i) the maximum number of common units and contingent value interests expected to be issued in connection with the acquisition of all of the assets and assumption of all of the liabilities of KKR Private Equity Investors, L.P. by the registrant and (ii) the maximum number of common units that may be issuable upon settlement of the contingent value interests.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act.

(3)
Registration fees of $38,375 have previously been paid.

(4)
No separate consideration will be received for the contingent value interests or any common units issuable upon settlement of the contingent value interests. Pursuant to Rule 457(n) under the Securities Act of 1933, no separate registration fee will be paid in respect of any such contingent value interests or such common units.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, OCTOBER 31, 2008

PRELIMINARY PROSPECTUS

Common Units Representing Limited Partner Interests
Contingent Value Interests

         We have entered into a purchase and sale agreement with KKR Private Equity Investors, L.P., or KPE, pursuant to which we have agreed to acquire all of the assets of KPE and assume all of the liabilities of KPE and its general partner in exchange for our common units representing limited partner interests in our partnership and contingent value interests representing possible additional consideration, which we refer to as the KPE Purchase. As promptly as practicable after the KPE Purchase, KPE will distribute our common units and contingent value interests to its unitholders, which we refer to as the KPE Distribution. We refer to the KPE Purchase and the KPE Distribution collectively as the KPE Transaction. The KPE Transaction will build on our foundation as a leading global alternative asset manager and we believe will more fully align our economic and strategic interests with those of KPE's unitholders and other stakeholders.

         Upon completion of the KPE Transaction, KPE unitholders would receive our common units representing 21% of our fully diluted equity (prior to taking into account the issuance of any common units under our employee equity incentive plan) as well as contingent value interests, or CVIs, providing consideration of up to an additional 6% of our fully diluted equity as of the completion of the KPE Transaction, depending on the trading price of our common units three years after completion of the KPE Transaction. KPE unitholders will receive one of our common units and one CVI for each KPE unit they hold. Each CVI will be settled at maturity for an amount of consideration (payable, at the option of our principals, in cash or our common units) equal to the amount, if any, by which a strike price (based upon the net asset value of KPE as of June 30, 2008) exceeds the greater of (a) the market value of our common units (based on a volume-weighted average over a specified period) and (b) a floor price, provided that such consideration will not exceed the product of the market value of our common units and a unit cap. Prior to the KPE Transaction, there has been no public market for our common units. We intend to list our common units on the New York Stock Exchange under the symbol "KKR." The KPE Transaction will be consummated subsequent to the completion of the Reorganization Transactions described in this prospectus and prior to the listing of the common units on the NYSE. We refer to the Reorganization Transactions, the KPE Transaction and other related transactions contemplated by the purchase and sale agreement as the Transactions.

         KPE will undertake a consent solicitation pursuant to which its unitholders will be asked to consent to the KPE Transaction. The consent of unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by us or our affiliates) and the completion of the Reorganization Transactions are conditions to completing the KPE Transaction. KPE units are currently admitted to listing and trading on Euronext Amsterdam by NYSE Euronext, the regulated market of Euronext Amsterdam N.V., or Euronext Amsterdam, under the symbol "KPE." If the unitholder consent described above is obtained and the other conditions precedent in the purchase and sale agreement are satisfied or waived, we will hold a closing of the KPE Purchase as soon as reasonably practicable thereafter. KPE units are expected to cease to trade on Euronext Amsterdam following the completion of the KPE Distribution. Upon completion of the KPE Transaction, KPE will be dissolved and delisted from Euronext Amsterdam.

         In reviewing this prospectus, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 26 of this prospectus. These risks include but are not limited to the following:

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  We are managed by a general partner, which we refer to as our Managing Partner, and do not have our own directors or officers. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights and will have no right to elect or remove our Managing Partner or its directors. Upon completion of the KPE Transaction, our principals will generally have sufficient voting power to determine the outcome of any matters that may be submitted for a vote of our unitholders.

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  We believe that we will be treated as a partnership for U.S. federal income tax purposes and you therefore will be required to take into account your allocable share of items of our income, gain, loss and deduction in computing your U.S. federal income tax liability. You may not receive cash distributions equal to your allocable share of our net taxable income or even the tax liability that results from that income.

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  Legislation has been introduced that would, if enacted, preclude us from qualifying as a partnership for U.S. federal income tax purposes under the rules governing publicly traded partnerships and would require that we be treated as a corporation for U.S. federal income tax purposes. Separately, legislation has been introduced that would, if enacted, treat income received by a partner with respect to an investment services partnership interest as ordinary income received for the performance of services, which would also preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes. If the above or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability that could result in a reduction in the value of our common units.

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The date of this prospectus is                  , 2008.

i

        You should rely only on the information contained in this prospectus, any free writing prospectus or consent solicitation materials we may authorize to be delivered to you or any subsequent filings we may make pursuant to Rule 425 of the Securities Act of 1933, or the Securities Act. We have not authorized anyone to provide you with additional or different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common units.

        This prospectus incorporates important information about the company that is not included in or delivered with the prospectus. We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference into this prospectus. Requests for copies of any such document should be directed to KKR & Co. L.P. at: 9 West 57th Street, Suite 4200, New York, NY 10019, Attention: Investor Relations; telephone: (212) 750-8300. In order to obtain timely delivery, you must request the information no later than            .

        We have prepared this prospectus using a number of conventions, which you should consider when reading the information contained herein. Prior to the completion of the KPE Transaction, we will complete a series of transactions, which we refer to as the Reorganization Transactions, pursuant to which KKR's business will be reorganized into a holding company structure. The Reorganization Transactions will be completed only after unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by KKR or its affiliates) consent to the KPE Transaction. KPE will undertake the consent solicitation after the registration statement, of which this prospectus forms a part, is declared effective. We refer to the KPE Transaction, the Reorganization Transactions and other related transactions described herein as the Transactions.

        Unless the context suggests otherwise, references in this prospectus to "KKR," "we," "us," "our" and "our partnership" refer:

•
prior to the Reorganization Transactions, to the KKR Group, which comprises certain consolidated and combined entities under the common control of our senior principals, and under the common ownership of our principals and certain other individuals who have been involved in KKR's business, whom we refer to collectively as our existing owners; and

•
after the Reorganization Transactions, to KKR & Co. L.P. and its consolidated subsidiaries, which will continue to be under the common control of our senior principals.

        KKR & Co. L.P. will have no operations and nominal assets consisting of cash and cash equivalents at the time the registration statement, of which this prospectus forms a part, is declared effective. As a result, at the time of effectiveness, KKR & Co. L.P. may be considered a shell company as defined under Exchange Act rules until the Reorganization Transactions have been completed. The KKR Group is expected to become our predecessor for accounting purposes and its combined financial statements are expected to become our historical financial statements only upon completion of the Reorganization Transactions, which will take place subsequent to the time the registration statement, of which this prospectus forms a part, is declared effective and only after unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by KKR or its affiliates) consent to the KPE Transaction. There can be no assurance that the Reorganization Transactions will be consummated or that the other conditions to the KPE Transaction will be satisfied or waived. We will not acquire all of the interests in the KKR Group in connection with the Reorganization Transactions and, accordingly, the combined financial statements of the KKR Group may not be indicative of the results of operations and financial condition that we will have following the completion of the Transactions. In addition, we will not be allocated any of the capital contributions made by the general partners of our funds prior to the completion of the Transactions or any returns generated on those contributions. See "Organizational Structure," "Unaudited Pro Forma Financial Information" and "KKR Management's Discussion and Analysis of Financial Condition and Results of Operations."

        References in this prospectus to "KPE" are to KKR Private Equity Investors, L.P., a Guernsey limited partnership. Unless otherwise specifically stated, references herein to units of KPE include any such units that may be represented by restricted depositary units. References in this prospectus to the "Acquired KPE Partnership" are to KKR PEI Investments, L.P., a Guernsey limited partnership whose limited partner interests are held by KPE.

        References in this prospectus to "KFN" are to KKR Financial Holdings LLC, a publicly traded specialty finance company that is one of our fixed income funds and whose limited liability company interests are listed on the NYSE under the symbol "KFN." References in this prospectus to "KFI" are to Kohlberg Kravis Roberts & Co. (Fixed Income) LLC, formerly known as KKR Financial LLC, which has become one of our wholly-owned subsidiaries, and its subsidiaries.

        References in this prospectus to our (i) "principals" are to our senior investment and other professionals who hold interests in our Group Partnerships (ii) "senior principals" are to those identified as senior principals in "Business—Employees." References in this prospectus to our "traditional private equity funds" are to our private equity funds other than KPE.

        In this prospectus, we also periodically refer to our "assets under management" or "AUM" which represent the assets as to which we are entitled to receive a fee or carried interest. We calculate the amount of AUM as of any date as the sum of:

  •
  the fair value of the investments of our traditional private equity funds and our carry-yielding co-investment vehicles plus the capital that we are entitled to call from investors in our traditional private equity funds with respect to their unfunded capital commitments;

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  the net asset value, or "NAV," of the KKR Strategic Capital Funds (our three private side-by-side fixed income funds), the separately managed accounts managed by KFI and our principal protected private equity product;

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  prior to the Transactions, the NAV of KPE and, after the Transactions, the NAV of the assets of the Acquired KPE Partnership;

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  the equity of KFN; and

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  the capital raised by structured finance vehicles that we manage.

        You should bear in mind that our calculation of AUM may differ from the calculations of other asset managers and, as a result, our measurements of our AUM may not be comparable to similar measures presented by other asset managers. Our definition of AUM is not based on any definition of AUM that is set forth in the agreements governing the investment funds that we manage. See "Private Equity Valuations and Related Data" for more information.

        Unless otherwise indicated, references in this prospectus to our fully diluted common units outstanding, or to our common units outstanding on a fully diluted basis, reflect both actual common units outstanding as well as common units in to which Group Partnership units not held by us are exchangeable pursuant to the terms of the exchange agreement to be entered into in connection with the Transactions, but do not reflect common units that may be issuable pursuant to awards that may be granted under our 2008 Equity Incentive Plan.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as "outlook," "believe," "expect," "potential," "continue," "may,"

"should," "seek," "approximately," "predict," "intend," "will," "plan," "estimate," "anticipate" or the negative version of these words or other comparable words. Forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include, but are not limited to, those described under "Risk Factors," "KKR's Management's Discussion and Analysis of Financial Condition and Results of Operations" and "KPE Management's Discussion and Analysis of Financial Condition and Results of Operations." These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

MARKET AND INDUSTRY DATA

        This prospectus includes market and industry data and forecasts that we have derived from independent reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Our internal data and estimates are based upon information obtained from investors in our funds, trade and business organizations and other contacts in the markets in which we operate and our understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider in connection with your receipt of our common units and contingent value interests. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and the historical financial statements and related notes included elsewhere herein.

KKR

        Led by Henry Kravis and George Roberts, KKR is a global alternative asset manager with $60.7 billion in AUM and a 32-year history of leadership, innovation and investment excellence. When our founders started our firm in 1976, they established the principles that guide our business approach today, including a patient and disciplined investment process; the alignment of our interests with those of our investors, portfolio companies and other stakeholders; and a focus on attracting world-class talent.

        We have consistently been a leader in the private equity industry. Our achievements include completing the first leveraged buyout in excess of $1 billion, several of the largest leveraged buyouts completed worldwide to date, the first buyout of a public company by tender offer and more than 165 private equity investments with a total transaction value in excess of $423 billion. We have experienced significant growth and expect to continue to expand our platform to include complementary businesses that leverage our business model, our brand and the intellectual capital of our people. Today, with over 500 employees and more than 120 world-class investment professionals across the globe, we believe we have a preeminent global platform for sourcing and making investments in multiple asset classes and throughout a company's capital structure.

        Through our offices in New York, Menlo Park, San Francisco, Houston, London, Paris, Hong Kong, Beijing, Tokyo and Sydney, we provide asset management services to a broad range of investors, including public and private pension plans, university endowments, other institutional investors and public market investors. We have grown our AUM significantly, from $15.1 billion as of December 31, 2004 to $60.7 billion as of June 30, 2008, representing a compounded annual growth rate of 48.8%. Our growth has been driven by the success of our investments, our expansion into new lines of business, value that we have created through our operationally focused investment approach, innovation in the products that we offer investors and an increased focus on capital raising and distribution activities. Our relationships with investors have provided us with a stable source of capital for investments, and we anticipate that they will continue to do so.

KKR & Co. L.P.

        Prior to the completion of the KPE Transaction, we expect KKR's business to be reorganized under two new partnerships, which we refer to as the Group Partnerships, and KKR & Co. L.P. will serve as the ultimate general partner and parent company of those entities. KKR & Co. L.P. will have no operations and nominal assets consisting of cash and cash equivalents at the time the registration statement, of which this prospectus forms a part, is declared effective. As a result, at the time of effectiveness, KKR & Co. L.P. may be considered a shell company as defined under Exchange Act rules until the conditions precedent to the KPE Transaction, including obtaining the consent of unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by KKR or its affiliates) and the completion of the Reorganization Transactions, have been satisfied or waived. There can be no assurance that the Reorganization Transactions will be consummated or that the other conditions to the KPE Transaction will be satisfied or waived.

Summary of the Transactions

        The KPE Transaction.    On July 27, 2008, we entered into a purchase and sale agreement with KPE pursuant to which we have agreed to acquire all of the assets of KPE and assume all of the liabilities of KPE and its general partner in exchange for our common units and contingent value interests, which we refer to as CVIs. The assets that we will acquire from KPE are expected to provide us with a significant source of capital to further grow and expand our business, increase our participation in our existing portfolio of businesses and further align our interests with those of our investors and other stakeholders.

        Common Units.    The common units received by KPE unitholders in connection with the KPE Transaction will represent 21% of our fully diluted outstanding common units upon completion of the Transactions, prior to taking into account any adjustments relating to the CVIs.

        CVIs.    In the aggregate, the CVIs will entitle KPE unitholders to receive additional common units representing up to 6% of our fully diluted common units as of the completion of the Transactions (or the cash equivalent thereof), in the event that three years after the issue date the trading price of our common units over an averaging period plus the cumulative amount of distributions made on our common units is below a strike price based upon the NAV of KPE as of June 30, 2008 ($22.25 per unit).

        KPE.    KPE is a permanent capital vehicle that has historically focused primarily on making private equity investments in our portfolio companies and funds, but has the flexibility to make other types of investments, including in fixed income and public equity. KPE's units were issued at an initial offering price of $25.00 per unit on April 21, 2006 and the closing price of the KPE units, which trade on Euronext Amsterdam, on October 30, 2008 was $4.75 per unit.

        The Transactions.    KPE will undertake a consent solicitation pursuant to which its unitholders will be asked to consent to the KPE Transaction. The consent of unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by us or our affiliates) and the completion of the Reorganization Transactions are conditions to completing the Transactions. If the unitholder consent described above is obtained and the other conditions precedent in the purchase and sale agreement are satisfied or waived, we will undertake the following steps, which are described in greater detail under "The KPE Transaction" and "Organizational Structure":

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  Prior to the completion of the KPE Transaction and only after unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by KKR or its affiliates) consent to the KPE Transaction, we will complete the Reorganization Transactions pursuant to which KKR's business will be reorganized under the Group Partnerships, which will involve a contribution of equity interests in KKR's business that are held by our principals to the Group Partnerships.

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  Upon completion of the Reorganization Transactions, the entities included in the financial statements of the KKR Group, other than the 1996 Fund and its general partner, will be reorganized under the Group Partnerships, and we will serve as the ultimate general partner of the Group Partnerships.

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  Following the completion of the Reorganization Transactions, we will acquire all of the assets of KPE, including all of the interests in the Acquired KPE Partnership held by KPE, and assume all of the liabilities of KPE and its general partner, in exchange for common units and CVIs that will be issued by us.

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  We intend to list our common units on the New York Stock Exchange under the symbol "KKR". Our common units will not be listed on any other securities exchange.

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  As promptly as practicable following the receipt of the common units and CVIs issued by us, KPE will distribute the common units and CVIs to its unitholders.

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  Following such actions, KPE units are expected to cease to trade on Euronext Amsterdam and KPE will be dissolved and delisted from Euronext Amsterdam.

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  Upon completion of the KPE Transaction, we will directly or indirectly contribute all of the assets acquired from KPE, including all of the interests in the Acquired KPE Partnership held by KPE, to the Group Partnerships.

Why We Are Undertaking the KPE Transaction

        Our decision to undertake the KPE Transaction is based on our conclusion that the transaction will benefit KPE unitholders and other stakeholders over the long term. We view the KPE Transaction as part of our continued commitment to KPE and its unitholders, who supported us in KPE's initial offering and have remained committed to us. We believe that the KPE Transaction offers a superior opportunity to KPE unitholders. In particular:

Unlocks Value and Enhances Liquidity

        Through a listing on the NYSE, KPE unitholders will have access to a broader investor base and a significantly more liquid trading market for their securities. In addition to obtaining greater liquidity, as our unitholders, KPE investors will receive regular distributions of substantially all of the cash earnings generated by our asset management business annually. See "Distribution Policy."

Ownership of a Global Alternative Asset Manager with Significant Growth Potential and Diversity

        The KPE Transaction provides KPE unitholders with a new opportunity to participate in all the economics of our business, as opposed to only our private equity investments, and will allow our principals and KPE unitholders to share together in attractive growth opportunities. We believe that the KPE Transaction will bolster our position as one of the world's leading alternative asset managers and further enhance our business diversity, scale, capital and growth prospects, all to the benefit of KPE unitholders.

Further Aligns Our Economic and Strategic Interests

        The KPE Transaction will more fully align the interests of our principals and KPE unitholders, as we all will own the same equity and share in the same income streams. KPE unitholders will gain broad exposure to all of our activities and will no longer bear the expense of fees and carry on their investments, which are currently paid out of KPE's assets.

Significant Valuation Protection

        KPE unitholders are being provided with significant valuation protection through the opportunity to obtain additional consideration in the event that the trading price of our common units over an averaging period plus the cumulative amount of distributions on our common units is below a strike price tied to the NAV of KPE as of June 30, 2008 ($22.25 per unit). This additional consideration may result in the issuance to KPE unitholders of up to an additional 6% of our fully diluted common units as of the completion of the Transactions or the cash equivalent thereof. The 6% cap is subject to adjustment to account for dividends, distributions and certain other transactions, and we will not be obligated to deliver, in consideration for the CVIs, common units exceeding 6% of our fully diluted common units as of the completion of the Transactions. In addition, any consideration to be paid to holders of the CVIs will not be delivered prior to the date that is three years after the completion of the KPE Purchase, except in limited circumstances.

Why We Are Going Public

        Our decision to go public through the Transactions is based on our belief that such a change will benefit our firm, our investors and other stakeholders by enhancing our ability to do what we do best—grow and improve companies around the world and produce superior returns for our investors—from a larger platform and a deeper capital base. Specifically, an NYSE listing accomplishes the following:

Enhances Our Ability to Build New Businesses

        We believe there are significant opportunities for us to build new businesses by leveraging the intellectual capital of our firm and increasing the utilization of our people. Historically, when we have been unable to complete a transaction, much of the work that we had completed remained unused. With our integrated efforts in fixed income and public market investments, we have in recent years been able to leverage, where appropriate, the work and contacts of our industry teams and deploy more capital behind our ideas. We believe that gaining access to additional capital will better enable us to invest more heavily behind our activities and the ideas that we develop in the normal course of our business.

Enhances Our Ability to Continue to Attract and Incentivize World-Class People

        We place a strong emphasis on our culture and our values, and we intend to continue to operate our firm in the same manner we have throughout our 32-year history. We have attracted and incentivized world-class people by allowing them to participate in our investments and by sharing economics throughout our firm. Becoming a public company will expand the range of financial incentives that we can offer our people by providing us with a publicly traded security that represents an interest in the value and performance of our firm as a whole.

        In connection with the Transactions, everyone at our firm will become an owner and will have a stake in our future. More importantly, because our founders and other principals do not want our people to be advantaged or disadvantaged as a result of their title or tenure at our firm at the time of the Transactions, we have structured the equity ownership of our firm in a manner that will allow us to provide additional equity participation to our people without dilution to our public unitholders.

Creates a Currency to Finance Acquisitions

        Becoming a public entity will provide us with a currency that we may use to acquire companies with complementary lines of business. By combining our capabilities and brand with those of acquired companies, we believe that we will be well positioned to create significant value for our investors and other stakeholders.

Our Business Approach

        Over our 32-year history, we have developed a unique business approach that centers around three key principles: adhere to a patient and disciplined investment process; align our interests with those of our investors and other stakeholders; and attract world-class talent for our firm and portfolio companies. We apply these principles to all aspects of our business, and we believe that they have been critical to both our success and our ability to create value for our constituencies. The Transactions are designed to enhance these fundamentals.

Patient and Disciplined Investment Process

        We are a patient investor that seeks to create and realize value over the long-term through our strong industry and operational expertise. Across our businesses, our investment professionals are organized into industry teams and work closely with operational consultants from KKR Capstone and our senior advisors to identify businesses that we can grow and improve. These teams conduct their own primary research, develop a list of industry themes and trends, identify companies and assets in need of operational improvement and seek out businesses and assets that will benefit from our involvement. Our industry teams possess a detailed understanding of the economic drivers, opportunities for value creation and strategies for improving companies across the industries in which we invest.

        When we make a controlling investment, we partner with world-class management teams to execute on our investment thesis and rigorously track performance through regular reporting and detailed operational and financial metrics. We have developed a global network of experienced managers and operating executives who assist our portfolio companies in making operational improvements and achieving growth. We augment these resources with operational guidance from KKR Capstone, our senior advisors and our investment teams, and with "100-Day Plans" that focus our efforts and drive our strategy.

Alignment of Interests

        Since our inception, one of our fundamental philosophies has been to align the interests of our firm and our people with the interests of our investors, portfolio companies and other stakeholders. Since we were founded, our people have invested or committed to invest approximately $1.9 billion of their personal capital in our portfolio companies and transactions, and we and our people have been compensated substantially based on the returns generated. Through the Transactions, we and our people will have invested in or committed to our portfolio companies and transactions approximately $7.0 billion, resulting in an even greater alignment of interests. In addition, our principals will not receive any proceeds from the Transactions and their interests in our business will be subject to significant vesting and transfer restrictions, further ensuring long-term alignment of interests.

World-Class Talent

        Led by Henry Kravis and George Roberts, our people have demonstrated an ability to address the challenges of cyclical markets; design and implement investment strategies and operational improvement plans; and create innovative investment products and structures. Through our people, we have access to a global network of business relationships with leading executives from major companies, financial institutions and investment and advisory institutions.

Track Record of Superior Returns for Investors

        We believe that our business approach is among the reasons that we have been able to generate strong and stable returns for our investors. In our private equity business, for example, our traditional private equity funds generated a cumulative gross IRR of 26.2% from our inception in 1976 through June 30, 2008, compared to the 8.8% gross IRR achieved by the S&P 500 Index over the same period, despite the cyclical and sometimes economically challenging environments in which we have operated. We have nearly doubled the value of capital that we have invested in private equity, turning $43.9 billion of invested capital into $87.6 billion of value. Excluding our less mature funds, we have nearly tripled the value of capital invested, turning $25.4 billion of capital into $68.3 billion of value as reflected in the chart below. Mature funds consist of funds that were formed more than 36 months prior to the valuation date and do not include the European Fund II, the 2006 Fund, the Asian Fund and the European Fund III. We therefore have not calculated gross IRRs, net IRRs and multiples of invested capital with respect to those funds as of June 30, 2008. For a description of the amounts committed and invested and the fair value of the investments with respect to those funds, see "Business—Private Equity—Private Equity Experience."

Amount Invested and Total Value All Investments As of June 30, 2008	Amount Invested and Total Value Mature Funds As of June 30, 2008

Recent economic and financial market conditions have significantly deteriorated as compared to prior periods. Global financial markets have recently experienced considerable declines in the valuations of equity and debt securities, an acute contraction in the availability of credit and the failure of a number of leading financial institutions. As a result, certain government bodies and central banks worldwide, including the U.S. Treasury Department and the U.S. Federal Reserve, have undertaken unprecedented intervention programs, the effects of which remain uncertain. The U.S. economy has experienced and continues to experience significant declines in employment, household wealth, and lending. These events have led to a significantly diminished availability of credit and an increase in the cost of financing for our businesses, which has materially hindered the initiation of new, large-sized transactions for our private equity segment and, together with declines in valuations of equity and debt securities, has adversely impacted our recent operating results. For the six months ended June 30, 2008, we reported a net loss of $1.1 million, compared to a net income of $667.4 million for the six months ended June 30, 2007.

KKR's Business

        As a global alternative asset manager, we earn ongoing management, advisory and incentive fees for providing investment management, advisory and other services to our funds, managed accounts and portfolio companies, and we generate transaction-specific advisory income from our capital markets transactions. We earn additional investment income from investing our own capital alongside fund investors and from the carried interest we receive from private equity funds and carry-yielding co-investment vehicles. Our carried interest allocates to us a share of the investment gains that are generated on third-party capital that we invest and typically equals 20% of the net realized returns generated on private equity investments. Following the completion of the Transactions, our net income will include additional returns on assets acquired from KPE.

Private Equity Segment

        Through our private equity segment, we sponsor and manage a number of funds and co-investment vehicles that make primarily control-oriented investments in connection with leveraged buyouts and other similarly-yielding investment opportunities. We are a world leader in private equity, having raised 14 traditional private equity funds with approximately $59.9 billion of capital commitments. We have also developed innovative private equity products, such as KPE, various co-investment structures and a principal protected private equity product, that allow a broader base of investors to participate in our deals and increase the amount of capital that we may commit to transactions.

        Our private equity activities focus on the largest end of the leveraged buyout market, which we believe allows us to invest in industry-leading franchises with global operations, attract world-class management teams, deploy large amounts of capital in individual transactions and optimize the income that we earn on a per transaction basis. We source these investments through our global relationships based upon the in-depth industry analysis conducted by our industry teams. When we make private equity investments, we partner with highly motivated management teams who put their own capital at risk and we design and implement strategic and operational changes that create value in the businesses we acquire. Our approach leverages our capital base, sourcing advantage, industry knowledge, operating expertise, global investment platform and unique access to KKR Capstone and our senior advisors, which we believe sets us apart from others.

        We manage three traditional private equity funds that are currently in their investment period as well as a number of other funds that are fully invested. Our three active funds are geographically differentiated and consisted of the 2006 Fund (a $17.6 billion fund with $5.7 billion of uninvested capital commitments), the European Fund III (a $6.9 billion fund with $6.7 billion of uninvested capital commitments) and the Asian Fund (a $4.0 billion fund with $3.4 billion of uninvested capital commitments) as of June 30, 2008. Our other private equity products, such as co-investment structures, allow us to commit additional capital to our transactions and capture additional income streams. As of June 30, 2008, our private equity segment had $47.6 billion of AUM.

        Our current private equity portfolio, which is held among a number of private equity funds and co-investment vehicles, consists of 51 companies with more than $205 billion of annual revenues and 855,000 employees worldwide. These companies are headquartered in more than 14 countries and operate in 14 general industries which take advantage of our broad and deep industry and operating expertise. Many of these companies are leading franchises with global operations, strong management teams, attractive capital structures, defensible market positions and appealing growth prospects, which we believe will provide benefits through a broad range of business conditions.

        We believe many of our portfolio companies have a defensive outlook and are comparatively well positioned for the current economic cycle. Examples of these companies include Energy Future Holdings (the largest producer of energy in Texas and an operator in both competitive and regulated utility markets); First Data Corporation (a leading provider of electronic commerce and payment solutions for merchants, financial institutions and card issuers with operations in 38 countries); HCA (the largest investor-owned health care services provider in the United States); Alliance Boots (an international pharmacy-led health and beauty group operating in more than 15 countries); and Dollar General (a distributor of low-price, everyday items with more than 8,000 stores in 35 states). In addition, we believe that challenging economic conditions may provide opportunities for us to provide capital and operational expertise to businesses affected by such conditions.

        The following charts present information concerning the composition of our private equity portfolio by geography and industry as of June 30, 2008 based on fair value.

Fair Value by Geography (1996 Fund and Subsequent Funds as of June 30, 2008)	Fair Value by Industry (1996 Fund and Subsequent Funds as of June 30, 2008)

        We will not acquire interests in the general partners of the 1996 Fund or prior funds in connection with the Transactions. If the 1996 Fund is not included in the "Fair Value by Geography" chart above, the fair value of investments is 56.7% in North America, 34.1% in Europe and 9.2% in Asia. If the 1996 Fund is not included in the "Fair Value by Industry" chart above, only the fair value of investments in the Chemicals industry changed by at least 1.0% (-1.2%).

Fixed Income Segment

        We believe the experience of our people, our global platform and our ability to effectively adapt our investment strategies to different market conditions allow us to capitalize on investment opportunities throughout a company's capital structure. Commencing in 2004, we began to actively pursue debt investments as a separate asset class and, through KFI, we now sponsor and manage a group of fixed income funds, structured finance vehicles and managed accounts that focus on corporate debt investments. As of June 30, 2008, our fixed income segment had $13.1 billion of AUM, including $10.0 billion of AUM managed through our structured finance vehicles, $2.0 billion of AUM at KKR Financial Holdings, an NYSE listed specialty finance company which we refer to as KFN, and $1.1 billion of AUM at the KKR Strategic Capital Funds, which consist of three side-by-side entities. Recent credit market disruptions have negatively impacted the trading price of KFN units, with the closing price on October 30, 2008 equal to $3.71 per unit.

        Our fixed income funds, structured finance vehicles and managed account platform are managed through KFI, which previously allocated a portion of its annual net income to non-controlling interest holders. On May 30, 2008, we acquired all of the outstanding non-controlling interests in KFI in order to further integrate our operations, enhance existing collaboration among all of our investment professionals and accelerate the growth of our business. As a result of this transaction, which we refer to as the KFI Transaction, we presently own 100% of the equity in KFI and are entitled to all of the net income and related cash flows generated through our fixed income segment.

Principal Segment

        Upon completion of the Transactions, the assets, liabilities, income, expenses and cash flows of KPE and its general partner will become ours. We intend to manage these assets separately from our private equity and fixed income segments and account for them in a newly created reportable business segment referred to as our principal segment. As of June 30, 2008, KPE had an NAV of $4.6 billion, representing its interests in the Acquired KPE Partnership. We intend to use the assets that we acquire from KPE as a source of capital to further grow and expand our business, increase our participation in our existing portfolio of businesses and further align our interests with our investors and other stakeholders.

Capital Markets Activities

        Within each of our private equity and fixed income segments, we carry out capital markets activities that support our asset management business, increase our investable capital, improve our margins and allow us to capture additional income streams. These activities capitalize on our natural sourcing opportunities and include raising additional capital for our funds, providing capital markets advice, structuring new investment products and placing, arranging or underwriting equity and debt transactions for our portfolio companies and public vehicles. We believe that these activities will allow us to take greater control over both the capital formation process and the manner in which we exit investments.

        We have hired a number of experienced professionals with long-standing investor relationships and industry experience to help us build our capital markets business. We have also obtained broker-dealer licenses in the United States and the United Kingdom, which allow us to engage in a broad range of capital markets and distribution activities, and more limited licenses in Japan and Ontario that allow us to raise capital for our funds. Following the completion of the Transactions, we intend to use our capital markets professionals as an additional resource in managing some of the assets acquired from KPE.

KKR Capstone and Our Senior Advisors

        Given the substantial emphasis we place on operational achievement, we have a team of over 30 operational consultants from KKR Capstone who work exclusively with our investment professionals and portfolio companies, and we are advised by a group of senior advisors that includes active or former leaders of a number of Fortune 500 companies and public agencies, including Wells Fargo, HSBC Holdings, Eastman Kodak Company, Honeywell International and Accenture. KKR Capstone consultants and our senior advisors provide us with significant operational and strategic insights, serve as directors or executives of our portfolio companies, help us evaluate individual investment opportunities and assist our portfolio companies in addressing issues relating to top-line growth, cost optimization, efficient capital allocation and other challenges and opportunities that they face. They are an integral part of the way we approach our investments and our business.

Our Strategic Growth Initiatives

        We are currently pursuing opportunities to develop additional lines of business and create new investment structures that will allow us to apply our business approach to a broader range of asset classes in a manner that benefits our firm, our investors and other stakeholders. Having organically grown our fixed income business from 2 executives and approximately $800 million of AUM in 2004 to more than 70 people and over $13.1 billion of AUM as of June 30, 2008, we have experience in identifying and branching out into new lines of business that naturally flow from our core competency. We believe that our expansion into new areas represents a natural next step in the evolution of our firm.

Infrastructure

        We recognize the important role that infrastructure plays in the growth of both developed and developing economies, and we believe that the global infrastructure market provides an opportunity for our unique combination of private investment, operational improvement and public affairs skills. Accordingly, in May 2008, we announced plans to begin a new initiative to invest in infrastructure assets on a global basis. We believe that this initiative is an extension of our private equity business, building on the significant expertise we have established by managing investments in large, complex and regulated businesses and our record of driving operational improvements in a wide range of industries. We are currently building an investment team to focus specifically on global infrastructure opportunities. We have engaged a new senior advisor for this effort, and we expect to identify other highly experienced professionals and operating executives who, along with our existing professionals and senior advisors, will support this initiative. The team, which will have a presence in the United States, Europe and Asia, will collaborate with our other industry teams worldwide.

Mezzanine

        Mezzanine financing represents a hybrid of debt and equity financing. Mezzanine financing has become an increasingly attractive form of investment in recent years, and interest in mezzanine products has grown considerably given the favorable position of mezzanine in the capital structure and the historically attractive risk-reward characteristics of mezzanine investments. Given the debt- and equity-like characteristics of mezzanine financing, the returns that it generates and its presence in the leveraged loan market, we believe that expanding into mezzanine products will allow us to take advantage of synergies with our existing fixed income and private equity businesses.

Other Opportunities

        We believe that other asset classes, including public equity and real estate, and additional investment structures and products will present additional growth opportunities for us over the longer-term. Examples of our new product initiatives include the launching of a managed account platform tailored to specific fixed income investors and the development of our principal protected private equity product, which provides investors who seek downside protection or have regulatory capital constraints with access to our private equity investments.

Our Strengths

        The following aspects of our firm help further differentiate us as an alternative asset manager and provide us with additional competitive advantages for growing our business and creating value. These include:

Firm Culture and Values

        When our founders started our firm in 1976, leveraged buyouts were a novel form of corporate finance. With no financial services firm to model ourselves on and with little interest in copying an existing formula, we sought to build a firm based on principles and values that would provide a proper institutional foundation for years to come. We believe that our success to date has been largely attributable to the unique culture within our firm and the values that we live by: honesty; respect for our colleagues and others with whom we deal; teamwork; excellence, innovation and creativity; shared accountability for our successes and shortcomings; the fortitude to say no; and sharing of financial results and credit throughout our firm. Our values and our "one firm" culture will not change as a result of the Transactions.

Sourcing Advantage

        We believe that we have a competitive advantage in sourcing new investment opportunities as a result of our internal deal generation strategies, our industry expertise and our global network. We maintain relationships with leading executives from major companies, commercial and investment banks and other investment and advisory institutions, including by our own estimate chief executives and directors of two-thirds of the companies in the S&P 500 and the Global S&P 100. Our industry teams work across our offices to develop a list of industry themes and trends, identify companies that will benefit from those trends and determine which of those companies would make an attractive investment. Through our industry focus and global network, we often are able to obtain exclusive or limited access to investments that we identify. Our reputation as a patient and long-term investor also makes us an attractive source of capital for public companies, and through our relationships with major financial institutions, we are frequently one of the first parties considered for a potential transaction.

Sizeable Long-Term Capital Base

        As of June 30, 2008, we had $60.7 billion of AUM, making us one of the largest independent alternative asset managers in the world. Our traditional private equity funds receive capital commitments from investors that may be called during an investment period that typically lasts for six years and remain invested for up to approximately 10 years. Our fixed income funds, structured finance vehicles and managed account platform include capital that is either not subject to optional redemption, has a maturity of at least 10 years or is otherwise subject to withdrawal only after a lock-up period ranging from 2 to 5 years. As of June 30, 2008, approximately 98.1%, or $59.7 billion, of our AUM had a contractual life at inception of at least 10 years, providing us with a stable source of long-term capital for our business.

Global Scale and Infrastructure

        With offices in 10 major cities located on four continents, we are truly a global firm. Our global and diversified operations are supported by our sizeable capital base and extensive local market knowledge, which allow us to raise and deploy capital across a number of geographical markets and make investments in a broad range of companies, industry sectors and asset classes globally. As of June 30, 2008, approximately 43% of our investment professionals were based outside the United States and approximately 45% of the unrealized value of our private equity portfolio consisted of investments made outside the United States. Our executives come from more than 25 countries and speak over 18 different languages. Although our operations span multiple continents and business lines, we have maintained a common culture and are focused on sharing knowledge, resources and best practices throughout our offices.

Creativity and Innovation

        We pioneered the development of the leveraged buyout and have worked throughout our history on creating new and innovative structures for both raising capital and making investments. Our history of innovation includes establishing permanent capital vehicles for our fixed income and private equity segments, creating a new principal protected product for private equity investments and developing new capital markets and distribution capabilities in the United States, Europe and Asia. An example of our achievements at portfolio companies include using an innovative power hedging program in connection with our acquisition of Texas Genco that allowed the company to lock in significant future cash flows.

Leading Brand Name

        We believe the "KKR" name is associated with: the successful execution of many of the largest and most complex private equity transactions worldwide; a focus on operational value creation; a strong investor base; creativity and innovation; a global network of leading business relationships; a reputation for integrity and fair dealing; and superior investment performance. We intend to leverage the strength of our brand as we seek to grow our business.

Benefits to Multiple Stakeholders

        By building world-class enterprises that thrive long after we exit our investment, our business approach benefits multiple stakeholders. Our patient and long-term focus allows our companies to become stronger and more competitive, creates employment opportunities, promotes R&D investment and allows businesses to build for the long-term. These changes improve the products and services that our companies are able to offer, benefits the communities that they serve and the workers that they employ and grows economic value in its broadest sense.

        Our business approach also benefits the pension plans, university endowments, foundations and others who are our investment partners. The public pension plans that have invested in one of our recent private equity funds have nearly 9 million members. We take great pride in the fact that our investments have helped secure the retirements of teachers, firefighters, police officers, state and municipal employees and many others. These returns have helped reduce the size of annual pension contributions by both employees and employers and improved the funding ratio of pension plans.

        Our long-term outlook also enables us to consider the perspectives of, and offer many benefits to, additional stakeholders. For example, our recent acquisition of Energy Future Holdings (previously known as TXU) included a substantial commitment to strengthen the company's environmental policies, make significant investments in alternative energy and institute corporate policies tied to climate stewardship. These efforts, among others, helped earn the endorsement of that acquisition by the Environmental Defense Fund, the Natural Resources Defense Council and labor organizations, including the AFL-CIO, International Brotherhood of Electrical Workers Seventh District and Lonestar Lodge of the International Brotherhood of Boilermakers.

        Our experience with Energy Future Holdings has led to a partnership with the Environmental Defense Fund on a first-of-its kind "Green Portfolio Project" that seeks to find cost-effective ways to measure and improve the efficiency and environmental performance of our U.S. portfolio companies, similar to the way we drive operational and financial improvement. Our hope is that the knowledge and tools developed in this process will be replicated and implemented across our portfolio and serve as an example for other businesses worldwide.

KPE Transaction

        The KPE Transaction does not involve the payment of any cash consideration or involve an offering of any newly issued securities directly to the public for cash, and our principals are not selling any equity interests in the transaction. The purchase and sale agreement was unanimously approved by the board of directors of KPE's general partner, acting upon the unanimous recommendation of directors of KPE's general partner who are independent of us under NYSE Rules.

        Under the purchase and sale agreement, KPE unitholders will receive one of our common units and one CVI for each KPE unit they hold. Upon completion of the KPE Transaction, KPE unitholders will hold in the aggregate approximately 204,902,226 of our common units, which will represent 21% of our outstanding limited partner interests upon the completion of the Transactions on a fully diluted basis, prior to taking into account any adjustment relating to the CVIs. Through their interests in KKR Holdings L.P., which we refer to as KKR Holdings, our principals initially will retain exchangeable equity in certain of our subsidiaries which, if exchanged upon the completion of the Transactions, would represent 79% of our outstanding common units on a fully diluted basis, prior to taking into account any adjustment relating to the CVIs.

        The CVIs consist of contingent value interests in our partnership. If three years after the issue date the trading price of our common units over an averaging period plus the cumulative amount of distributions that we make on our common units is below a strike price tied to KPE's NAV as of June 30, 2008 ($22.25 per unit) holders of CVIs will be entitled to receive, in the aggregate, up to (i) an additional 6% of the number of our common units outstanding on a fully diluted basis as of the completion of the Transactions, or (ii) cash having a value equivalent thereto. The CVIs would be issued pursuant to a capital contribution adjustment mechanism described below. Through KKR Holdings, our principals will have the ability to determine whether the CVIs are settled with equity or cash. The actual amount of consideration delivered, if any, will depend on the trading price and the amount of distributions that we make on our common units and is subject to adjustment.

        Although under no legal, regulatory or Euronext Amsterdam requirement to do so, as a condition to the completion of the KPE Transaction, KPE will undertake a consent solicitation pursuant to which KPE unitholders will be asked to consent to the KPE Transaction. The consent of unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by us or our affiliates) will be required. If the unitholder consent described above is obtained, the Reorganization Transactions have been completed and the other conditions precedent are satisfied or waived, we will hold a closing of the KPE Purchase as soon as reasonably practicable thereafter and KPE will distribute all of the common units and CVIs received from us in the transaction to its unitholders as promptly as practicable after the KPE Purchase. Following such actions, KPE will be dissolved and delisted from Euronext Amsterdam. See "The KPE Transaction," "Organizational Structure" and "Description of Our Contingent Value Interests."

Our Common Units Are Intended for Holders with a Long-Term Focus

        We intend to maintain our long-term approach to investing after we become a public company and as we pursue our strategic growth initiatives, even though this may lead to increased volatility in our results from period to period. We do not intend to allow short-term perspectives to unduly influence our business approach, our operational, strategic or investment decisions, our duties or commitments to investors or our focus on creating value over the long-term. Because of the nature of our businesses and our long-term focus, our common units should be held only by those who expect to remain unitholders for an extended period of time.

Risks Related to Our Common Units and CVIs

        Holding our common units involves substantial risks and uncertainties. Some of the more significant challenges and risks related to our common units include:

  •
  recent disruptions in the global financial markets, including considerable declines in the valuations of debt and equity securities, that have negatively impacted our financial performance, significantly increased the cost of financing leveraged buyout transactions and limited the availability of that financing;

  •
  our dependence on our principals, including our founders and other key personnel;

  •
  the volatility of our net income and cash flow;

  •
  the potential for our investments to underperform and the adverse impact such performance could have on our ability to maintain or grow our AUM;

  •
  the limited ability of our unitholders to influence decisions regarding our business;

  •
  extensive regulation of and the possibility of increased regulatory focus on our businesses;

  •
  the valuation methodologies for certain assets in our funds are subject to significant judgment;

  •
  potential conflicts of interest among our Managing Partner, its affiliates and us;

  •
  our dependence on leverage in making investments;

  •
  the illiquidity of investments made by many of our funds;

  •
  the absence of a historical trading market for our common units;

  •
  our emphasis on private equity investments that are among the largest in the industry, which involve particular risks and uncertainties; and

  •
  our investment in companies that are based outside of the United States.

        Our CVIs involve certain additional risks and uncertainties separate from those affecting our common units, including the following:

  •
  it is possible that you will receive no consideration for our CVIs;

  •
  even if we become obligated to deliver consideration for our CVIs, that obligation will not arise until three years from the completion of the KPE Transaction, except in certain limited circumstances; and

  •
  the CVIs are not transferable except in very limited circumstances as described under "Description of our Contingent Value Interests—Transferability."

        In addition, members of the U.S. Congress have introduced legislation that would, if enacted, preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes under the publicly traded partnership rules. Separately, members of the U.S. Congress have introduced legislation that would, if enacted, treat income received for performing investment management services as ordinary income received for the performance of services, which would also preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes. If any of these pieces of legislation or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability, which could result in a reduction in the value of our common units. Please see "Risk Factors" for a discussion of these and additional factors related to our common units and CVIs.

Organizational Structure

        The following diagram illustrates the ownership and organizational structure that we will have upon the completion of the Transactions.

KPE Unitholders
Senior Principals
Principals
Shares
• Control over Managing Partner
• Elect Managing Partner's Board of Directors
KKR Management LLC (ManagingPartner)
KKR Holdings L.P. and Intermediate Holding Companies
Common Units
• 100% of economics in Issuer
• 21% of economics in Group Partnerships
• Limited voting rights
CVIs
• Up to an additional 6% of equity in the Group Partnerships (or the cash equivalent thereof)
General Partner Interest
• No economics except for 1 Common Unit
• Control over Issuer
Special Voting Units
• No economics
• Right to vote with Unitholders
KKR & Co. L.P. NYSE: KKR (Issuer)
Intermediate Holding Company
KKR Management Holdings Corp.(1)
Group Partnership Units
• 79% of equity in Group Partnerships
• No control over Group Partnerships
• Exchangeable (with Special Voting Units) for Common Units on a one-for-one basis
• Tax Receivable Agreement
General Partner Interest and Group Partnership Units
• Control over Group Partnerships
• 21% of equity in Group Partnerships
General Partner Interest and Group Partnership Units
• Control over Group Partnerships
• 21% of equity in Group Partnerships
Group Partnerships
KKR Management Holdings L.P.
KKR Fund Holdings L.P.
Minority Investors(2)
Controlling and economic interests in entities that conduct KKR's business
Controlling and economic interests in entities that conduct KKR's business
Controlling and economic interests in entities that conduct KKR's business
Controlling and economic interests in entities that conduct KKR's business
KKR Group(2)
Management Companies for
– 1996 Fund
– European Fund
– Millennium Fund
– European Fund II
– 2006 Fund
– Asian Fund
– European Fund III
– Principal Protected Private Equity Product
– KKR Strategic Capital Funds
– KFN
– Separately Managed Accounts
Capital Markets Companies
Acquired KPE Partnership(3)
General Partners of
– European Fund
– Millennium Fund
– European Fund II
– 2006 Fund
– Asian Fund
– European Fund III
– Principal Protected Private Equity Product
Co-Investment Vehicles

Notes:

(1)
Except for KKR Management Holdings Corp., certain of our foreign subsidiaries and certain subsidiaries of the Acquired KPE Partnership, which will be taxable as corporations for U.S. federal income tax purposes, all entities are treated as partnerships or disregarded entities for U.S. federal income tax purposes. For a discussion of pending legislation that may preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes, see "Risk Factors—Risks Related to KKR's Business—Legislation has been introduced that would, if enacted, preclude us from qualifying as a partnership for U.S. federal income tax purposes. If this or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability that could result in a reduction in the value of our common units."

(2)
The KKR Group is expected to become our accounting predecessor and its financial statements are expected to become our historical financial statements only upon the completion of the Reorganization Transactions and only after unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by KKR or its affiliates) consent to the KPE Transaction. There can be no assurance that the Reorganization Transactions will be consummated or that the other conditions to the KPE Transaction will be satisfied or waived. KPE will undertake the consent solicitation after the registration statement, of which this prospectus forms a part, is declared effective. The KKR Group includes all of our management companies and capital markets companies, the general partners of all of our funds (other than the general partners of the 1987 Fund and the 1993 Fund), all of the entities that are entitled to receive carry from our co-investment vehicles and the consolidated subsidiaries of those entities. We do not consolidate the 1987 Fund or the 1993 Fund, because the general partners of those funds are not included in the KKR Group, and we do not consolidate KFN and one of the side-by-side funds in the KKR Strategic Capital Funds. For information concerning the interests in the KKR Group that will be owned by the Group Partnerships or retained by minority investors upon completion of the Transactions, see "—Components of KKR's Business Owned by the Group Partnerships."

(3)
For information concerning the contribution of the Acquired KPE Partnership and the other assets of KPE to the Group Partnerships, see "—KPE Transaction" and "Organizational Structure."

KKR & Co. L.P.

        KKR & Co. L.P. is a Delaware limited partnership and will have no operations and nominal assets consisting of cash and cash equivalents at the time the registration statement, of which this prospectus forms a part, is declared effective. As a result, at the time of effectiveness, KKR & Co. L.P. may be considered a shell company as defined under Exchange Act rules until the conditions precedent to the KPE Transaction, including obtaining the consent of unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by KKR or its affiliates) and the completion of the Reorganization Transactions, have been satisfied or waived. There can be no assurance that the Reorganization Transactions will be consummated or that the other conditions to the KPE Transaction will be satisfied or waived. As is commonly the case with limited partnerships, our partnership agreement provides for the management of our business and affairs by a general partner rather than a board of directors. Our general partner, which we refer to as our Managing Partner, is controlled by our senior principals and will have a board of directors that is co-chaired by our founders. Following the Transactions, the board will consist of a majority of independent directors and will have an audit committee and a conflicts committee consisting entirely of independent directors. Our founders will serve as Co-Chairmen of the board and Co-Chief Executive Officers of our business and have a majority of the general voting power of our Managing Partner's members.

The Transactions

        Prior to the completion of the KPE Transaction, we will complete a series of transactions, which we refer to as the Reorganization Transactions, pursuant to which KKR's business will be reorganized under two new partnerships, which we refer to as the Group Partnerships. The reorganization will involve a contribution of equity interests in KKR's business that are held by our principals to the Group Partnerships in exchange for newly issued partner interests in the Group Partnerships. No cash will be received in connection with such exchanges. Following the completion of the Reorganization Transactions, the entities included in the financial statements of the KKR Group, other than the 1996 Fund and its general partners, will be reorganized under the Group Partnerships, and we will serve as the ultimate general partner and parent company of those entities. The KKR Group is expected to become our predecessor for accounting purposes only upon completion of the Reorganization Transactions and only after unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by KKR or its affiliates) consent to the KPE Transaction. There can be no assurance that the Reorganization Transactions will be consummated or that the other conditions to the KPE Transaction will be satisfied or waived. KPE will undertake the consent solicitation after the registration statement, of which this prospectus forms a part, is declared effective. Our principals will hold their equity in the Group Partnerships through KKR Holdings, as described under "Organizational Structure."

        In connection with the KPE Transaction, we will acquire all of the assets of KPE, including all of the partner interests in the Acquired KPE Partnership held by KPE, and assume all of the liabilities of KPE and its general partner, in exchange for common units and CVIs that will be issued by us. Upon completion of the KPE Purchase, we will directly or indirectly contribute all of the assets acquired from KPE and its general partner, including all of the interests in the Acquired KPE Partnership held by KPE, to the Group Partnerships in exchange for newly issued partner interests in the Group Partnerships. Interests in one of the Group Partnerships will be held through an intermediate holding company that is taxable as a corporation for U.S. federal income tax purposes.

Group Partnership Units

        Each Group Partnership will have an identical number of partner interests and, when held together, one partner interest in each of the Group Partnerships will represent a Group Partnership unit. Upon the completion of the Transactions, we will initially hold 21% of the outstanding Group Partnership units and our principals, through KKR Holdings, will initially hold 79% of the outstanding Group Partnership units. These interests will allow us and KKR Holdings to share ratably in the assets, liabilities, profits, losses and distributions of the Group Partnerships based on our respective percentage interests in the Group Partnerships. The governing agreements of our Group Partnerships include a capital contribution adjustment mechanism reflecting the terms of our CVIs. Under the adjustment mechanism, we will receive additional Group Partnership units, or cash contributed by KKR Holdings, to the extent any consideration is due in respect of the CVIs.

Components of KKR's Business Owned by the Group Partnerships

        Upon completion of the Transactions, KKR's business will be conducted through the Group Partnerships and we will serve as the ultimate general partner and parent company of those entities. Except for non-controlling interests in our funds that are held by fund investors, interests in the general partners of the 1996 Fund and the Retained Interests described below, the Group Partnerships will own:

  •
  all of the controlling and economic interests in our fee-generating management companies and capital markets companies, which will allow us to control those entities and share ratably in the management, advisory and incentive fees earned from all of our funds, managed accounts, portfolio companies, capital markets transactions and other investment products;

  •
  all of the controlling and economic interests in the general partners of our funds and all of the entities that are entitled to receive carry from our co-investment vehicles, which will allow us to control those entities and share ratably in the carried interest received by them as well as any returns on investments made by or on behalf of the general partners after the completion of the Transactions; and

  •
  all of the controlling and economic interests in the Acquired KPE Partnership and the other assets of KPE, which will allow us to control the Acquired KPE Partnership and such other assets and share ratably in the returns that they generate.

        In connection with the Transactions, certain minority investors will retain the following interests in KKR's business and such interests will not be acquired by the Group Partnerships:

  •
  controlling and economic interests in the general partners of the 1996 Fund, which interests will not be contributed to the Group Partnerships due to the fact that the general partners are not expected to receive meaningful proceeds from further realizations;

  •
  non-controlling economic interests that will allocate to a former principal and such person's designees an aggregate of 1% of the carried interest received by general partners of our funds and 1% of our other profits until a future date;

  •
  non-controlling economic interests that will allocate to certain of our former principals and their designees a portion of the carried interest received by the general partners of our private equity funds with respect to private equity investments made during such former principals' tenure with our firm;

  •
  non-controlling economic interests that will allocate to certain of our current and former principals all of the capital invested by or on behalf of the general partners of our private equity funds before the completion of the Transactions and any returns thereon; and

  •
  a non-controlling economic interest that will allocate to a third party an aggregate of 2% of the equity in the KKR Group's capital markets business.

        The interests described in the immediately preceding bullets (other than interests in the general partners of the 1996 Fund) are referred to as the Retained Interests. Following the completion of the Transactions, the Retained Interests will be reflected in our financial statements as non-controlling interests in consolidated entities. Except for the Retained Interest in our capital markets business, these interests generally are expected to run-off over time, thereby increasing the interests of the Group Partnerships in the entities that comprise KKR's business.

        You should note that the interests that the Group Partnerships will own as described above do not represent all of the interests in the KKR Group that are reflected in its combined financial statements included elsewhere in this prospectus or interests in all of the entities that we have sponsored over time. In particular, in addition to the Retained Interests, the Group Partnerships will not acquire any interests in the general partners of the 1987 Fund, the 1993 Fund or the 1996 Fund, because those general partners are not expected to receive meaningful proceeds from further realizations. In addition, as described elsewhere in this prospectus, we are required to consolidate in our financial statements the funds over which we exercise substantive controlling rights and operational discretion, despite the fact that the substantial majority of the economic interests in those entities are held by third party fund investors. Except for interests in the Acquired KPE Partnership that will be acquired from KPE in the KPE Transaction, we will not acquire any of the economic interests in our funds that are held by fund investors. See "Organizational Structure" and "The KPE Transaction."

KKR Holdings

        Upon completion of the Transactions, our principals will hold interests in KKR's business through KKR Holdings, which will own all of the outstanding Group Partnership units that are not held by us. These individuals will receive financial benefits from our business in the form of distributions and payments received from KKR Holdings and through their direct and indirect participation in the value of

Group Partnership units held by KKR Holdings, and KKR Holdings will bear the economic costs of any executive bonuses paid to them. Our principals' interests in Group Partnership units that are held by KKR Holdings will be subject to transfer restrictions that lapse over 8 to 10 year periods and, except for certain interests that will vest upon completion of the Transactions, will vest over 6 to 8 year periods.

        Our founders and other principals do not want our people to be advantaged or disadvantaged as a result of their title or tenure at our firm when we complete the Transactions. Our principals intend to allocate approximately 20% of the Group Partnership units that are initially held by KKR Holdings in a manner that will allow us to continue to provide our people and others we may hire with additional equity participation in our firm in future periods. See "Organizational Structure—KKR Holdings."

2008 Equity Incentive Plan

        In connection with the Transactions, we intend to adopt the 2008 Equity Incentive Plan, which will be a source of new equity-based awards permitting us to grant to our employees and other personnel awards based on our common units. Upon completion of the Transactions, we expect to issue awards representing             common units. These equity awards will generally be subject to vesting requirements and other restrictions.

Distribution Policy

        We intend to make quarterly cash distributions to our unitholders in amounts that in the aggregate are expected to constitute substantially all of the cash earnings of our asset management business each year in excess of amounts determined by our Managing Partner to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business and our funds, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the ensuing four quarters. We expect that our first quarterly distribution will be paid in respect of the period from the completion of the Transactions through            .

        Our distribution policy reflects our belief that distributing substantially all of the cash earnings of our asset management business will provide transparency for our unitholders and impose on us an investment discipline with respect to the businesses and strategies that we pursue. The actual amount and timing of distributions on our common units will be subject to the discretion of our Managing Partner's board of directors, and we cannot assure you that we will in fact make distributions as intended, or at all. See "Distribution Policy."

Distributions and Benefits to Existing Owners

        For the years ended December 31, 2006 and December 31, 2007 and the six months ended June 30, 2008, we made cash and in-kind distributions of $1.1 billion, $1.3 billion and $190.2 million, respectively, to our existing owners. Prior to the completion of the Transactions, we will continue to make distributions to our existing owners in the ordinary course of our business. Prior to the Transactions, we will also make one or more cash and in-kind distributions to certain of our existing owners representing substantially all of our available cash-on-hand, certain receivables of our management companies and capital markets companies and certain personal property (consisting of non-operating assets) of the management company for our private equity funds. If the Transactions had been completed on June 30, 2008, we estimate that the aggregate amount of such distributions would have been $99.5 million. However, the actual amount of such distributions will depend on the amounts of available cash-on-hand and receivables of our management companies and capital markets companies and the book value of such personal property at the time of distribution. In connection with the KPE Transaction, we will obtain and fully pay the premium for, or cause to be obtained and the premium to be fully paid for, directors' and officers' liability insurance for the benefit of the directors and officers of KPE's general partner, including Messrs. Kravis and Roberts in their capacities as members of the KPE Board. In addition, each present and former director and officer of KPE's general partner, and certain of our employees who provide services to KPE, will be indemnified as described under "The KPE Transaction—The Purchase and Sale Agreement—Conditions to Completion of the KPE Transaction—Indemnification and Insurance".

Exchange Agreement

        In connection with the Transactions, we will enter into an exchange agreement with KKR Holdings pursuant to which KKR Holdings and certain of the transferees of its Group Partnership units may, up to four times each year, exchange Group Partnership units held by them (together with corresponding special voting units in our partnership) for our common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. At our election, we may settle exchanges of Group Partnership units with cash in an amount equal to the fair market value of the common units that would otherwise be deliverable in such exchanges. If we elect to settle an exchange of Group Partnership units with cash, the net assets of the Group Partnerships will decrease and we will cancel the Group Partnership units that are acquired in the exchange, which will result in a corresponding reduction in the number of fully diluted common units and special voting units that we have outstanding following the exchange. As a result of the cancellation of the Group Partnership units that are acquired in the exchange, our percentage ownership of the Group Partnerships will increase and KKR Holdings' percentage ownership will decrease.

        Our principals' interests in Group Partnership units that are held by KKR Holdings will be subject to significant transfer restrictions and vesting requirements that, unless waived, will limit the ability of our principals to cause Group Partnership units to be exchanged under the exchange agreement so long as applicable vesting and transfer restrictions apply. The general partner of KKR Holdings, which will initially be controlled by our founders, will have sole authority for waiving any applicable vesting or transfer restrictions. Pursuant to a lock-up agreement that we will enter into with KKR Holdings, exchanges of Group Partnership units cannot be effected for 180 days after the closing of the KPE Transaction, subject to certain exceptions.

Tax Receivable Agreement

        The acquisition by our intermediate holding company of Group Partnership units from KKR Holdings or transferees of its Group Partnership units is expected to result in an increase in our intermediate holding company's share of the tax basis of the tangible and intangible assets of KKR Management Holdings L.P., primarily attributable to a portion of the goodwill inherent in our business, that would not otherwise have been available. This increase in tax basis may increase depreciation and amortization for U.S. federal income tax purposes and therefore reduce the amount of income tax that our intermediate holding company would otherwise be required to pay in the future.

        In connection with the Transactions, we will enter into a tax receivable agreement with KKR Holdings pursuant to which our intermediate holding company will be required to pay to KKR Holdings or transferees of its Group Partnership units 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that the intermediate holding company actually realizes as a result of this increase in tax basis, as well as 85% of the amount of any such savings the intermediate holding company actually realizes as a result of increases in tax basis that arise due to payments under the tax receivable agreement. In the event that other of our current or future subsidiaries become taxable as corporations and acquire Group Partnership units in the future, or if we become taxable as a corporation for U.S. federal income tax purposes, each will become subject to a tax receivable agreement with substantially similar terms. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

The Transactions

Issuer	KKR & Co. L.P., a Delaware limited partnership.
KPE Transaction
We will acquire all of the assets of KPE, including interests in the Acquired KPE Partnership held by KPE, and assume all of the liabilities of KPE and its general partner, in exchange for common units and CVIs issued by us. As promptly as practicable after the purchase and sale, KPE will distribute our common units and CVIs to its unitholders. Our principals are not selling any equity interests in the Transactions. The purchase and sale agreement was unanimously approved by the board of directors of KPE's general partner, acting upon the unanimous recommendation of directors of KPE's general partner who are independent of us under NYSE Rules.
Consideration
The KPE Transaction does not involve the payment of any cash consideration or involve an offering of any newly issued securities directly to the public for cash. For each common unit of KPE held by a KPE unitholder, the KPE unitholder will receive (i) one common unit issued by us and (ii) one CVI. In the aggregate, we will issue 204,902,226 common units and 204,902,226 CVIs to KPE unitholders in the Transactions. As of June 30, 2008, KPE had 204,902,226 units outstanding.
Common units
Our common units represent limited partner interests in our partnership. The common units received by KPE unitholders in connection with the Transactions initially will represent 21% of our fully diluted outstanding limited partner interests upon completion of the Transactions, prior to taking into account any adjustment relating to the CVIs. Through their interests in KKR Holdings, our principals initially will retain exchangeable Group Partnership units which, if exchanged upon the completion of the Transactions, would represent 79% of our fully diluted outstanding common units, prior to taking into account any adjustment relating to the CVIs. On a fully diluted basis, we would have an aggregate of 975,724,886 common units outstanding upon completion of the Transactions. In addition, our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and related options, rights, warrants and appreciation rights on the terms established by our Managing Partner in its sole discretion without the approval of our unitholders.
CVIs
In the aggregate, the CVIs will entitle KPE unitholders to receive additional common units representing up to 6% of our fully diluted common units as of the completion of the Transactions (or the cash equivalent thereof), in the event that three years after the issue date the trading price of our common units over an averaging period plus the cumulative amount of distributions made on our common units is below a strike price tied to the NAV of KPE as of June 30, 2008 ($22.25 per unit). Through KKR Holdings, our principals will have the right to determine whether CVIs are settled with equity or cash pursuant to a capital contribution adjustment mechanism contained in the governing agreements of our Group Partnerships. The maximum amount of common units deliverable in respect of all of our CVIs is 58,540,566 common units (subject to adjustment as described under "Description of Our Contingent Value Interests"). The actual amount of consideration delivered, if any, will depend on the trading price and the amount of distributions that we make on our common units.

The CVIs will mature on the earlier of (i) the third anniversary of the completion of the KPE Transaction and (ii) the occurrence of certain fundamental changes with respect to our business, including certain mergers, consolidations and asset sales. Each CVI will be settled at maturity for an amount of consideration equal to the amount, if any, by which a strike price (initially $22.25 per CVI) exceeds the greater of (a) the market value of our common units (based on a volume-weighted average over a specified period) and (b) a floor price (initially $17.3056 per CVI), provided that such consideration will not exceed the product of the market value of our common units and a unit cap (initially 0.2857 common units per CVI or $4.9444 of cash per CVI). See "Description of Our Contingent Value Interests—Payment at Maturity Date."

If at any time the market value of our common units exceeds a specified price (initially $24.00 per common unit) for 20 consecutive trading days, the CVIs will be automatically extinguished, as described under "Description of our Contingent Value Interests—Extinguishment; Determination that No Amount is Payable with Respect to the CVIs."
The strike price, floor price, unit cap and extinguishment threshold will be adjusted to account for certain distributions, transactions and events.
Group Partnership units; exchange rights
Upon the completion of the Transactions, we will initially hold 21% of the outstanding Group Partnership units and our principals, through KKR Holdings, will initially hold 79% of the outstanding Group Partnership units, prior to taking into account any adjustment relating to the CVIs. These interests will allow us and KKR Holdings to share ratably in the assets, liabilities, profits, losses and distributions of the Group Partnerships based on our and their respective percentage interests in the Group Partnerships.

In connection with the Transactions, we will enter into an exchange agreement with KKR Holdings pursuant to which KKR Holdings and certain transferees of its Group Partnership units may, up to four times each year, exchange Group Partnership units held by them (together with corresponding special voting units in our partnership) for our common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications and compliance with applicable lock-up, vesting and transfer restrictions. At our election, we may settle exchanges of Group Partnership units with cash in an amount equal to the fair market value of the common units that would otherwise be deliverable in such exchanges.

Voting rights; special voting units	Our Managing Partner, which serves as our sole general partner, will manage all of our business and affairs. You will not hold securities of our Managing Partner. Unlike the holders of common stock in a corporation, you will have only limited voting rights relating to certain matters affecting your investment and you will not have the right to elect or remove our Managing Partner or its directors, who will be appointed by our senior principals.

Through KKR Holdings, our principals will hold special voting units in our partnership in an amount that is equal to the number of exchangeable Group Partnership units that it holds from time to time. These special voting units will entitle our principals to cast an equivalent number of votes on those few matters that may be submitted to a vote of our unitholders. Due to the foregoing, our principals generally will have sufficient voting power to determine the outcome of any matter that may be submitted to a unitholder vote. See "Description of Our Limited Partnership Agreement—Meetings; Voting."
Proposed NYSE symbol	We intend to list our common units on the NYSE under the symbol "KKR."

The CVIs will not be listed on any exchange and holders of CVIs will not be permitted to directly or indirectly transfer, hedge or monetize their interests in the CVIs, except in very limited circumstances described under "Description of our Contingent Value Interests—Transferability."
Risk factors	See "Risk Factors" for a discussion of risks you should carefully consider in connection with our common units and CVIs.

        In this prospectus, unless otherwise indicated, the number of fully diluted common units outstanding and other information that is based thereon does not reflect:

  •
  awards representing our common units that we intend to grant under our 2008 Equity Incentive Plan in connection with the Transactions to employees who do not hold interests in KKR Holdings; or

  •
  additional common units that have been reserved for issuance under our 2008 Equity Incentive Plan.

        The issuance of common units pursuant to awards under the 2008 Equity Incentive Plan would dilute common unitholders and KKR Holdings pro rata in accordance with their respective percentage interests in the Group Partnerships. The total number of our common units that may initially be issued under our 2008 Equity Incentive Plan will be equivalent to 2% of the number of fully diluted common units outstanding upon completion of the Transactions.

        KKR & Co. L.P. was formed as a Delaware limited partnership on June 25, 2007. Our Managing Partner was formed as a Delaware limited liability company on June 25, 2007. Our principal executive offices are located at 9 West 57th Street, Suite 4200, New York, New York 10019, and our telephone number is (212) 750-8300. Our website is located at www.kkr.com. KPE's registered office is located in Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3QL, Channel Islands, and its telephone number is +44-1481-745-001. KPE's website is located at www.kkrprivateequityinvestors.com. The information on our and KPE's websites is not part of this prospectus or the registration statement of which this prospectus forms a part and is not being incorporated by reference into either such document.

Summary Historical Financial Data

        The following summary historical combined financial information and other data of the KKR Group should be read together with "Organizational Structure," "Unaudited Pro Forma Financial Information," "KKR's Selected Historical Financial and Other Data," "KKR Management's Discussion and Analysis of Financial Condition and Results of Operations" and the KKR Group's combined financial statements and related notes included elsewhere in this prospectus. We derived the summary historical combined financial data of the KKR Group as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 from the KKR Group's predecessor combined financial statements included elsewhere in this prospectus. We derived the summary historical combined financial data of the KKR Group as of June 30, 2008 and for the six months ended June 30, 2007 and 2008 from the KKR Group's combined financial statements which are included elsewhere in this prospectus.

        KKR & Co. L.P. will have no operations and nominal assets consisting of cash and cash equivalents at the time the registration statement, of which this prospectus forms a part, is declared effective. As a result, at the time of effectiveness, KKR & Co. L.P. may be considered a shell company as defined under Exchange Act rules until the Reorganization Transactions have been completed. The KKR Group is expected to become our predecessor for accounting purposes only upon completion of the Reorganization Transactions, which will take place subsequent to the time the registration statement, of which this prospectus forms a part, is declared effective and only after unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by KKR or its affiliates) consent to the KPE Transaction, and its combined financial statements are expected to become our historical financial statements following the Transactions. There can be no assurance that the Reorganization Transactions will be consummated or that the other conditions to the KPE Transaction will be satisfied or waived. However, we will not acquire all of the interests in the KKR Group in connection with the Reorganization Transactions and, accordingly, the combined financial statements of the KKR Group may not be indicative of the results of operations and financial condition that we will have following the completion of the Transactions.

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	($ in thousands)			($ in thousands)
Statement of Operations Data:
Revenues
Fee income	$232,945	$410,329	$862,265	$115,380	$135,302

Expenses
Employee compensation and benefits	79,643	131,667	212,766	50,581	91,704
Occupancy and related charges	13,534	19,295	20,068	9,909	15,326
General, administrative and other	54,336	78,154	128,036	59,506	68,953
Fund expenses	20,778	38,350	80,040	35,821	34,540

Total expenses	168,291	267,466	440,910	155,817	210,523
Investment Income
Net gains (losses) from investment activities	2,984,504	3,105,523	1,111,572	3,147,328	(1,177,079)
Dividend income	729,926	714,069	747,544	133,160	77,098
Interest income	27,166	210,872	218,920	133,549	51,062
Interest expense	(697)	(29,542)	(86,253)	(40,486)	(67,984)

Total investment income (loss)	3,740,899	4,000,922	1,991,783	3,373,551	(1,116,903)
Income (loss) before non-controlling interests in income (loss) of consolidated entities and income taxes	3,805,553	4,143,785	2,413,138	3,333,114	(1,192,124)
Non-controlling interests in income (loss) of consolidated entities	2,870,035	3,039,677	1,598,310	2,661,912	(1,195,014)

Income (loss) before taxes	935,518	1,104,108	814,828	671,202	2,890
Income taxes	2,900	4,163	12,064	3,806	3,987

Net income (loss)	$932,618	$1,099,945	$802,764	$667,396	$(1,097)

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	($ in thousands)			($ in thousands)
Statement of Financial Condition Data (period end):
Total assets		$23,292,783	$32,842,796		$34,012,141
Total liabilities		1,281,923	2,575,636		2,910,410
Non-controlling interests in consolidated entities		20,318,440	28,749,814		29,710,041
Total partners' capital		1,692,420	1,517,346		1,391,690
Statement of Cash Flow Data:
Net cash used in operating activities	$(106,448)	$(5,531,144)	$(8,522,501)	$(1,273,286)	$(1,389,507)

Net cash used in investing activities	$(5,052)	$(130,110)	$(112,469)	$(136,665)	$(84,869)

Net cash provided by financing activities	$134,271	$5,657,952	$8,814,024	$1,424,204	$1,320,323

Segment Data:
Fee Related Earnings(1)
Private Equity	56,995	140,044	371,413	12,509	72,813
Fixed Income	26,603	49,871	62,094	38,419	21,334
Economic Net Income (Loss)(2)
Private Equity	918,971	1,069,562	775,014	645,847	(11,962)
Fixed Income	16,547	34,546	39,814	25,355	14,852
Other Data:
Assets under management (period end)	23,350,700	43,873,400	53,215,700	54,443,300	60,785,100
Private equity dollars invested(3)	2,913,427	6,661,698	14,854,200	1,786,600	2,564,200
Uncalled private equity commitments (period end)(4)	7,341,600	17,597,400	11,530,400	20,855,100	16,001,500

(1)
Fee related earnings is a key performance measure used by management for evaluating our two reportable business segments. The difference between fee related earnings and income before taxes presented in accordance with GAAP is that fee related earnings represents income before taxes adjusted to: (i) include management fees earned from consolidated funds that were eliminated in consolidation; (ii) exclude expenses of consolidated funds, non-cash employee compensation charges associated with equity interests in our business, employee compensation charges relating to compensation borne by unconsolidated persons and charges relating to the amortization of intangible assets; (iii) exclude investment income; and (iv) exclude non-controlling interests in income of consolidated entities.

(2)
Economic net income (loss), which we refer to as ENI, is a key performance measure used by management for evaluating our two reportable business segments. Economic net income (loss) represents income before taxes for the periods presented.

(3)
"Private equity dollars invested" is the aggregate amount of capital invested by our private equity funds and carry-yielding co-investment vehicles in private equity transactions. Such amounts include both capital contributed by fund investors and co-investors with respect to which we are entitled to a carried interest and capital contributed by us as the general partner of a private equity fund with respect to which we are entitled to returns generated on the invested capital. From our inception through June 30, 2008, our mature funds achieved a multiple of invested capital of 2.7x the amount of capital they invested in private equity investments.

(4)
"Uncalled private equity commitments" represent unfunded commitments by partners of our traditional private equity funds to contribute capital to fund the purchase price to be paid for future portfolio company investments made by the funds. Such amounts do not include capital of KPE or our fixed income funds that may be used to make private equity investments.

RISK FACTORS

        Holding and investing in our common units or CVIs involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, in connection with a decision to hold or invest in our common units or CVIs.

Risks Related to KKR's Business

Difficult market conditions can adversely affect our business in many ways, including by reducing the value or performance of the private equity, debt and public equity investments that we manage or by reducing the ability of our funds to raise or deploy capital, each of which could negatively impact our net income and cash flow and adversely affect our financial condition.

        KKR's business is materially affected by conditions in the financial markets and economic conditions throughout the world, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation), trade barriers, commodity prices, currency exchange rates and controls and national and international political circumstances (including wars, terrorist acts or security operations). These factors are outside our control and may affect the level and volatility of securities prices and the liquidity and the value of investments, and we may not be able to or may choose not to manage our exposure to these conditions. The market conditions surrounding each of our businesses, and in particular our private equity business, have been quite favorable for a number of years. A significant portion of the investments of our private equity funds were made during this period. Recent market conditions, however, have significantly deteriorated as compared to prior periods. Global financial markets have recently experienced considerable declines in the valuations of equity and debt securities, an acute contraction in the availability of credit and the failure of a number of leading financial institutions. As a result, certain government bodies and central banks worldwide, including the U.S. Treasury Department and the U.S. Federal Reserve, have undertaken unprecedented intervention programs, the effects of which remain uncertain. The U.S. economy has experienced and continues to experience significant declines in employment, household wealth, and lending. These events have led to a significantly diminished availability of credit and an increase in the cost of financing. The lack of credit has materially hindered the initiation of new, large-sized transactions for our private equity segment and, together with declines in valuations of equity and debt securities, has adversely impacted our recent operating results reflected in KKR's combined financial statements included in this prospectus. We expect that these events will place additional negative pressure on our operating results going forward. As of June 30, 2008, private equity investments represented approximately $31.8 billion or approximately 97.1% of our total investments. We have not yet completed our September 30, 2008 valuation process; however, it is currently estimated that the aggregate value of these private equity investments as of that date will reflect a decline from June 30, 2008. If conditions further deteriorate, our business could be affected in different ways. Our profitability may also be adversely affected by our fixed costs and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in net income relating to changes in market and economic conditions.

        Our funds may be affected by reduced opportunities to exit and realize value from their investments, by lower than expected returns on investments made prior to the deterioration of the credit markets and by the fact that we may not be able to find suitable investments for the funds to effectively deploy capital, which could adversely affect our ability to raise new funds. In light of recent negative market and economic conditions, companies in which we have invested may experience decreased revenues, financial losses, credit rating downgrades, difficulty in obtaining access to financing and increased funding costs. These companies may also have difficulty in expanding their businesses and operations or be unable to meet their debt service obligations or other expenses as they become due, including expenses payable to us. In addition, during periods of adverse economic conditions such as the present, we may have difficulty accessing financial markets, which could make it even more difficult or impossible for us to obtain funding for additional investments and harm our AUM and operating results. The current market downturn, or a specific market dislocation, may result in lower investment returns for our funds, which would further adversely affect our net income. The current adverse conditions may also increase the risk of default with respect to private equity, credit and public equity investments that we manage. We are unable to predict when economic and market conditions may become more favorable. Even if such conditions do improve broadly and significantly over the long term, adverse conditions in particular sectors may cause our performance to suffer further.

Recent developments in the global financial markets have created a great deal of uncertainty for the asset management industry, and these developments may adversely affect our investments, access to leverage and overall performance.

        Recent developments in the U.S. and global financial markets have illustrated that the current environment is one of extraordinary and unprecedented uncertainty and instability for asset management businesses. Recently:

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  the Federal National Mortgage Association (commonly known as Fannie Mae) and the Federal Home Loan Mortgage Corporation (commonly known as Freddie Mac) were placed into conservatorship of the U.S. Federal Housing Finance Agency;

  •
  Lehman Brothers Holdings Inc. filed for Chapter 11 bankruptcy in the Southern District of New York;

  •
  the U.S. Federal Reserve Board extended an $85 billion emergency loan to American International Group, Inc. in exchange for an 80% stake in the company;

  •
  Wells Fargo and Wachovia announced an agreement to merge the two companies in a transaction which values Wachovia at approximately $15.1 billion; and

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  U.S. bank and thrift regulators have seized a number of failed institutions, including Washington Mutual, Inc. and IndyMac Bancorp.

        With global credit markets experiencing substantial disruption (especially in the mortgage finance markets) and liquidity shortages, financial instability has spread to Europe as U.K. regulators have seized Bradford & Bingley, government-backed rescue packages have been arranged for Dexia, Hypo Real Estate, Fortis and the top three Icelandic banks and various European governments have been forced to guarantee banks' deposits and debts.

        In response to spreading financial difficulties, on October 3, 2008 the U.S. government passed the Emergency Economic Stabilization Act of 2008, which authorizes the U.S. Secretary of the Treasury to purchase up to $700 billion in distressed mortgage related assets from financial institutions. On October 7, 2008, the U.S. Federal Reserve announced it would create a special-purpose facility to begin buying commercial paper to stabilize financial markets. On October 8, 2008, the U.K. announced a plan to recapitalize some of the country's largest financial institutions by investing up to £25 billion ($44 billion) of equity capital, providing a guarantee for short- and medium-term debt issued by the banks of around £250 billion and providing additional liquidity of at least £200 billion through the Bank of England's Special Liquidity Scheme and relaxing some of the criteria for lending under such Scheme. On October 14, 2008, the U.S. Treasury Department announced the development of a capital purchase program under the Emergency Economic Stabilization Act pursuant to which the Treasury may purchase up to $250 billion of senior preferred shares in certain U.S. financial institutions. In addition, there has also been substantial recent consolidation in the financial services industry, including the acquisition of Merrill Lynch & Co., Inc. by Bank of America Corporation and the acquisition by JPMorgan Chase & Co. of Washington Mutual, Inc.'s deposits and branches as well as The Bear Stearns Companies, Inc. There can be no assurances that conditions in the global financial markets will not worsen and/or further adversely affect our investments, access to leverage and overall performance.

Our earnings and cash flow are highly variable due to the nature of our business and we do not intend to provide earnings guidance, each of which may cause the price of our common units to be volatile.

        Our earnings are highly variable from quarter to quarter due to the volatility of investment returns of most of our funds and other investment vehicles and the fee income earned from our funds. We recognize earnings on investments in our funds based on our allocable share of realized and unrealized gains (or losses) reported by such funds, and a decline in realized or unrealized gains, or an increase in realized or unrealized losses, would adversely affect our net income. Fee income, which we recognize when contractually earned, can vary due to fluctuations in AUM, the number of investment transactions made by our funds, the number of portfolio companies we manage and the fee provisions contained in our funds and other investment products. We may create new funds or investment products or vary the terms of our funds or investment products, which may alter the composition or mix of our income from time to time. We may also experience fluctuations in our results from quarter to quarter due to a number of other factors, including changes in the values of our funds' investments, changes in the amount of dividends or interest earned in respect of investments, changes in our operating expenses, the degree to which we encounter competition and general economic and market conditions. Such variability may lead to variability in the trading price of our common units and cause our results for a particular period not to be indicative of our performance in future periods. It may be difficult for us to achieve steady growth in net income and cash flow on a quarterly basis, which could in turn lead to large adverse movements in the price of our common units or increased volatility in our common unit price generally.

        The timing and receipt of carried interest from our private equity funds are unpredictable and will contribute to the volatility of our cash flows. Carried interest from private equity investments depends on our funds' performance and opportunities for realizing gains, which may be limited. It takes a substantial period of time to identify attractive private equity investment opportunities, to raise all the funds needed to make an investment and then to realize the cash value (or other proceeds) of an investment through a sale, public offering or other exit. Even if a private equity investment proves to be profitable, it may be several years before any profits can be realized in cash. We cannot predict when, or if, any realization of investments will occur. In particular, since the latter half of 2007, the credit dislocation and related reluctance of many finance providers, such as commercial and investment banks, to provide financing have made it difficult for potential purchasers to secure financing to purchase companies in our investments funds' portfolio, thereby decreasing potential realization events and the potential for carried interest. A downturn in the equity markets also makes it more difficult to exit investments by selling equity securities. If we were to have a realization event in a particular quarter, the event may have a significant impact on our cash flows during the quarter that may not be replicated in subsequent quarters. A decline in realized or unrealized gains, or an increase in realized or unrealized losses, would adversely affect our investment income, which could further increase the volatility of our quarterly results.

        In addition, in our traditional private equity funds, if the performance of one of the fund's later investments results in the fund failing to achieve overall profitability over the life of the fund, we may be obligated to repay any excess profits previously distributed to us in respect of a carried interest. This may require some repayment of carried interest previously received. As of June 30, 2008, the amount of carried interest we have received, excluding carried interest received by the general partners of the 1996 Fund, that is subject to this contingent repayment obligation was $776.6 million, assuming that all applicable private equity funds were liquidated at no value. Had the investments in such funds been liquidated at their June 30, 2008 fair values, the contingent repayment obligation would have been $61.5 million.

        Because our earnings and cash flow can be highly variable from quarter to quarter and year to year, we do not plan to provide any guidance regarding our expected quarterly and annual operating results and cash flows. The lack of guidance may affect the expectations of public market analysts and could cause increased volatility in the price of our common units.

Changes in the debt financing markets have negatively impacted the ability of our private equity funds and their portfolio companies to obtain attractive financing for their investments and have increased the cost of such financing if it is obtained, which could lead to lower-yielding investments and potentially decreasing our net income.

        Since the latter half of 2007, the markets for debt financing have contracted significantly, particularly in the area of acquisition financings for private equity and leveraged buyout transactions. Large commercial and investment banks, which have traditionally provided such financing, have demanded higher rates, higher equity requirements as part of private equity investments, more restrictive covenants and generally more onerous terms in order to provide such financing, and in some cases are refusing to provide financing for acquisitions which would have been readily financed during the past several years.

        In the event that our private equity funds are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at an increased interest rate or on unfavorable terms, our funds may have difficulty completing otherwise profitable acquisitions or may generate profits that are lower than would otherwise be the case, either of which could lead to a decrease in the investment income earned by us. Any failure by lenders to provide previously committed financing can also expose us to potential claims by sellers of businesses which we may have contracted to purchase. Similarly, the portfolio companies owned by our private equity funds regularly utilize the corporate debt markets in order to obtain financing for their operations. To the extent that the current credit markets have rendered such financing difficult to obtain or more expensive, this may negatively impact the operating performance of those portfolio companies and, therefore, the investment returns on our funds.

We depend on our founders and other key personnel, the loss of whose services would have a material adverse effect on our business, results and financial condition.

        We depend on the efforts, skills, reputations and business contacts of our principals, including our founders, Henry Kravis and George Roberts, and other key personnel, the information and deal flow they and others generate during the normal course of their activities and the synergies among the diverse fields of expertise and knowledge held by our professionals. Accordingly, our success will depend on the continued service of these individuals, who are not obligated to remain employed with us. The loss of the services of any of them could have a material adverse effect on our revenues, net income and cash flows and could harm our ability to maintain or grow AUM in existing funds or raise additional funds in the future.

        Our principals and other key personnel possess substantial experience and expertise and have strong business relationships with investors in our funds and other members of the business community. As a result, the loss of these personnel could jeopardize our relationships with investors in our funds and members of the business community and result in the reduction of AUM or fewer investment opportunities. For example, if any of our principals were to join or form a competing firm, our business, results and financial condition could suffer.

        Furthermore, the agreements governing our traditional private equity funds and the KKR Strategic Capital Funds provide that in the event certain "key persons" in these funds (for example, both of Messrs. Kravis and Roberts) generally cease to actively manage a fund, investors in the fund will be entitled to: (i) in the case of our traditional private equity funds, reduce, in whole or in part, their capital commitments available for further investments; and (ii) in the case of the KKR Strategic Capital Funds, withdraw all or any portion of their capital accounts, in each case on an investor-by-investor basis. The occurrence of such an event with respect to any of our traditional private equity funds or the KKR Strategic Capital Funds would likely have a significant negative impact on our revenue, net income and cash flow.

The asset management business is intensely competitive.

        We compete as an alternative asset manager for both investors and investment opportunities. Our competitors consist primarily of sponsors of public and private investment funds, business development companies, investment banks, commercial finance companies and operating companies acting as strategic buyers of businesses. We believe that competition for investors is based primarily on investment performance; business reputation; the duration of relationships with investors; the quality of services provided to investors; pricing; and the relative attractiveness of the types of investments that have been or are to be made. We believe that competition for investment opportunities is based primarily on the pricing, terms and structure of a proposed investment and certainty of execution. A number of factors serve to increase our competitive risks:

  •
  a number of our competitors in some of our businesses have greater financial, technical, marketing and other resources and more personnel than we do;

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  several of our competitors have recently raised, or are expected to raise, significant amounts of capital, and many of them have similar investment objectives to ours, which may create additional competition for investment opportunities and may reduce the size and duration of pricing inefficiencies that many alternative investment strategies seek to exploit;

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  some of these competitors may also have a lower cost of capital and access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to investment opportunities;

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  some of our competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments;

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  our competitors that are corporate buyers may be able to achieve synergistic cost savings in respect of an investment, which may provide them with a competitive advantage in bidding for an investment;

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  there are relatively few barriers to entry impeding the formation of new funds, including a relatively low cost of entering these businesses, and the successful efforts of new entrants into our various lines of business, including major commercial and investment banks and other financial institutions, have resulted in increased competition;

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  some investors may prefer to invest with an investment manager that is not publicly traded; and

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  other industry participants will from time to time seek to recruit our investment professionals and other employees away from us.

        We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by competitors. Alternatively, we may experience decreased investment returns and increased risks of loss if we match investment prices, structures and terms offered by competitors. In addition, if interest rates were to rise or if market conditions for competing investment products improve and such products begin to offer rates of return superior to those achieved by our funds, the attractiveness of our funds relative to investments in other investment products could decrease. This competitive pressure could adversely affect our ability to make successful investments and limit our ability to raise future funds, either of which would adversely impact our business, results of operations and cash flow.

Our structure involves complex provisions of U.S. federal income tax laws for which no clear precedent or authority may be available. Our structure also is subject to potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis.

        The U.S. federal income tax treatment of unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax laws for which no clear precedent or authority may be available. You should be aware that the U.S. federal income tax rules are constantly under review by persons involved in the legislative process, the Internal Revenue Service, or IRS, and the U.S. Treasury Department, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. The present U.S. federal income tax treatment of an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. Changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, affect or cause us to change our investments and commitments, affect the tax considerations of an investment in us, change the character or treatment of portions of our income (including, for instance, the treatment of carried interest as ordinary income rather than capital gain) and adversely affect an investment in our common units. On June 22, 2007, legislation was introduced to treat all or part of the capital gain and dividend income that is recognized by an investment partnership and allocable to a partner affiliated with the sponsor of the partnership (a portion of the carried interest) as ordinary income to such partner for U.S. federal income tax purposes, which would have the effect of precluding us from qualifying as a partnership for U.S. federal income tax purposes. Similar legislation was introduced on June 17, 2008. In addition, on June 14, 2007, legislation was introduced that would tax as a corporation any publicly traded partnership that directly or indirectly derives income from investment adviser or asset management services. Similar legislation was introduced on June 20, 2007. If any of these pieces of legislation or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability that could result in a reduction in the value of our common units. See the discussions below under "—Legislation has been introduced that would, if enacted, preclude us from qualifying as a partnership for U.S. federal income tax purposes. If this or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability that could result in a reduction in the value of our common units."

        Our organizational documents and agreements permit our Managing Partner to modify our amended and restated partnership agreement from time to time, without the consent of the unitholders, to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all unitholders. Moreover, we will apply certain assumptions and conventions in an attempt to comply with applicable rules and to report income, gain, deduction, loss and credit to unitholders in a manner that reflects such unitholders' beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. However, those assumptions and conventions may not be in compliance with all aspects of applicable tax requirements. It is possible that the IRS will assert successfully that the conventions and assumptions used by us do not satisfy the technical requirements of the Internal Revenue Code and/or Treasury regulations and could require that items of income, gain, deductions, loss or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects unitholders.

Legislation has been introduced that would, if enacted, preclude us from qualifying as a partnership for U.S. federal income tax purposes. If this or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability that could result in a reduction in the value of our common units.

        On June 14, 2007, the Chairman and the Ranking Republican Member of the U.S. Senate Committee on Finance introduced legislation that would tax as corporations publicly traded partnerships that directly or indirectly derive income from investment adviser or asset management services. In addition, they concurrently issued a press release stating that they do not believe that proposed public offerings of private equity and hedge fund management firms are consistent with the intent of the existing rules regarding publicly traded partnerships because the majority of their income is derived from the active provision of services to investment funds and limited partner investors in such funds. Further, they have sent letters to the Secretary of the Treasury and the Chairman of the U.S. Securities and Exchange Commission, or the SEC, regarding these tax issues in which they express a view that recent initial public offerings of private equity and hedge funds "raise serious tax questions that if left unaddressed have the potential to jeopardize the integrity of the tax code and the corporate tax base over the long term." As explained in the technical explanation accompanying the proposed legislation:

    Under the bill, the exception from corporate treatment for a publicly traded partnership does not apply to any partnership that, directly or indirectly, has any item of income or gain (including capital gains or dividends), the rights to which are derived from services provided by any person as an investment adviser, as defined in the Investment Advisers Act of 1940, or as a person associated with an investment adviser, as defined in that Act. Further, the exception from corporate treatment does not apply to a partnership that, directly or indirectly, has any item of income or gain (including capital gains or dividends), the rights to which are derived from asset management services provided by an investment adviser, a person associated with an investment adviser, or any person related to either, in connection with the management of assets with respect to which investment adviser services were provided. For purposes of the bill, these determinations are made without regard to whether the person is required to register as an investment adviser under the Investment Advisers Act of 1940.

        On June 20, 2007, similar legislation was introduced in the House of Representatives. If the proposed legislation survives the legislative and executive process in its proposed form and were to be enacted into law, we would incur a material increase in our tax liability. If we were taxed as a corporation, our effective tax rate would increase significantly. The federal statutory rate for corporations is currently 35%, and the state and local tax rates, net of the federal benefit, aggregate approximately 7.64%. If a variation of this proposed legislation or any other change in the tax laws, rules, regulations or interpretations preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes under the publicly traded partnership rules, our tax liability would materially increase, which could result in a reduction in the value of our common units.

        On June 22, 2007, legislation was introduced by a member of the House Ways and Means Committee, co-sponsored by the committee chairs, eleven other members and the chair of the House Financial Services Committee, that would treat income received by a partner with respect to an investment services partnership interest as ordinary income received for the performance of services. This legislation passed the House of Representatives on November 9, 2007. On June 17, 2008, the House Ways and Means Committee Chairman introduced legislation that was substantially similar to the June 22, 2007 bill. The enactment of either variation of this proposed legislation would cause such income to be non-qualifying income under the publicly traded partnership rules, which would preclude us from qualifying as a partnership for U.S. federal income tax purposes, thereby materially increasing our tax liability, which could result in a reduction of the value of our common units.

If we cannot retain and motivate our principals and other key personnel and recruit, retain and motivate new principals and other key personnel, our business, results and financial condition could be adversely affected.

        Our most important asset is our people, and our continued success is highly dependent upon the efforts of our principals and other professionals. Our future success and growth depends to a substantial degree on our ability to retain and motivate our principals and other key personnel and to strategically recruit, retain and motivate new talented personnel, including new principals. However, we may not be successful in our efforts to recruit, retain and motivate the required personnel as the market for qualified investment professionals is extremely competitive.

        In connection with the Transactions, our principals will receive interests in KKR Holdings, which will hold the Group Partnership units that are not owned by us. Our principals will receive financial benefits from our business in the form of distributions and payments received from KKR Holdings and through their direct and indirect participation in the value of Group Partnership units held by KKR Holdings, and KKR Holdings will bear the economic costs of any executive bonuses paid to them. If we were to modify our compensation policies and procedures and our principals were to be compensated by us rather than KKR Holdings, our profitability and cash flow would be adversely affected. If any such compensation were to be paid in our common units, the issuance of additional equity interests by us would dilute common unitholders. Interests in KKR Holdings will be subject to transfer restrictions that lapse over 8 to 10 year periods and, except for a certain amount of interests that will vest upon completion of the Transactions, will vest over 6 to 8 year periods. Moreover, the transfer and vesting restrictions and minimum retained ownership requirements to which interests in KKR Holdings are subject may not be enforceable in all cases and can be waived, modified or amended at any time without our consent.

        There is no guarantee that the non-competition, non-solicitation and confidentiality agreements to which our principals will be subject, together with our other arrangements with them, will prevent them from leaving us, joining our competitors or otherwise competing with us or that these agreements will be enforceable in all cases. In addition, these agreements will expire after a certain period of time, at which point each of our principals would be free to compete against us and solicit investors in our funds, clients and employees. We will not be a party to the non-competition, non-solicitation and confidentiality agreements to which our principals will be subject, and these agreements can be waived, modified or amended at any time without our consent. See "Management—Non-Competition and Non-Solicitation Agreements."

        Our ability to recruit, retain and motivate our professionals is dependent on our ability to offer highly attractive incentive opportunities. If legislation were to be enacted by the U.S. Congress to treat carried interest as ordinary income rather than as capital gain for U.S. federal income tax purposes, such legislation would materially increase the amount of taxes that we, our principals and other professionals and possibly our unitholders would be required to pay, thereby adversely affecting our ability to offer such attractive incentive opportunities. See "—Our structure involves complex provisions of U.S. federal income tax laws for which no clear precedent or authority may be available. Our structure also is subject to potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis," and "—Legislation has been introduced that would, if enacted, preclude us from qualifying as a partnership for U.S. federal income tax purposes. If this or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability that could result in a reduction in the value of our common units." Therefore, in order to recruit and retain existing and future professionals, we may need to increase the level of compensation that we pay, which would cause our total employee compensation and benefits expense as a percentage of our total revenue to increase and adversely affect our profitability. In addition, any issuance of equity interests in our business to existing or future professionals would dilute common unitholders.

        We strive to maintain a work environment that reinforces our culture of collaboration, motivation and alignment of interests with investors. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations.

The requirements of being a public entity and sustaining our growth may strain our resources.

        As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act will require that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act will require that we maintain effective disclosure controls and procedures and internal controls over financial reporting, which are discussed below. In order to maintain and improve the effectiveness of our disclosure controls and procedures, significant resources and management oversight will be required. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth will also require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We will also incur costs that we have not previously incurred for director fees, investor relations expenses, expenses for compliance with the Sarbanes-Oxley Act and rules of the SEC and the NYSE, hiring additional accounting, legal and administrative personnel, and various other costs relating to being a public company.

Operational risks may disrupt our businesses, result in losses or limit our growth.

        We rely heavily on our financial, accounting and other data processing systems. If any of these systems does not operate properly or is disabled, we could suffer financial loss, a disruption of our businesses, liability to our funds, regulatory intervention or reputational damage. In addition, we operate in businesses that are highly dependent on information systems and technology. Our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on us. Furthermore, we depend on our principal offices in New York City, where most of our administrative personnel are located, for the continued operation of our business. A disaster or a disruption in the infrastructure that supports our businesses, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or directly affecting our principal offices, could have a material adverse impact on our ability to continue to operate our business without interruption. Our disaster recovery programs may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses, if at all.

We have not evaluated our internal controls over financial reporting for purposes of compliance with Section 404 of the Sarbanes-Oxley Act.

        We have not previously been required to comply with requirements of the Sarbanes-Oxley Act, including the internal control evaluation and certification requirements of Section 404 of that statute, and we will not be required to comply with all of those requirements until after we have been subject to the reporting requirements of the Exchange Act for a specified period of time. Accordingly, we have not determined whether or not our existing internal controls over financial reporting systems comply with Section 404. However, during 2007, we restated certain historical combined financial statements of the KKR Group. The restatement related primarily to the accounting for management fees for years prior to 2002, for which certain aspects of our management agreements were not taken into consideration. The restatement had the effect of reducing partners' capital by $116.9 million, or 6.4%, as of December 31, 2006. In addition, the restatement had the impact of reducing net income by $12.8 million, or 1.15%, and $8.8 million, or 0.94%, for the years ended December 31, 2006 and 2005, respectively. The restatement of KKR's combined financial statements and any actions that we subsequently take will be factors to be considered when we determine whether our internal controls over financial reporting comply with Section 404. In the future, we may discover other areas of our internal control that need improvement.

        The internal control evaluation required by Section 404 will divert internal resources and will take a significant amount of time, effort and expense to complete. If it is determined that we are not in compliance with Section 404, we will be required to implement remedial procedures and re-evaluate our internal control over financial reporting. We may experience higher than anticipated operating expenses as well as higher independent auditor and consulting fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to comply with Section 404. If we are unable to implement any necessary changes effectively or efficiently, our operations, financial reporting or financial results could be adversely affected and we could obtain an adverse report on internal controls from our independent registered public accountants.

Our use of leverage will expose us to substantial risks, which are exacerbated by our funds' investments in leveraged companies.

        Historically, we have not used meaningful amounts of debt to finance our business operations and the indebtedness that we have incurred has been for temporary working capital purposes. However, we recently entered into financing arrangements with international financial institutions that provide us with a significant source of committed debt financing for our business, including a $1.0 billion revolving credit facility and a $25 million line of credit for the management company of our private equity funds and a $700 million revolving credit facility for our capital markets business. As of June 30, 2008, the full amount was borrowed under the $25 million line of credit and no amounts were outstanding under our other credit facilities. In addition, in connection with the KPE Transaction, we will acquire the Acquired KPE Partnership, which had $948 million of long-term debt outstanding as of June 30, 2008. These financing arrangements may from time to time be used in the future to fund working capital requirements, to fund investments in our business, for general corporate purposes and other permitted purposes. Significant leverage will expose us to the typical risks associated with the use of substantial debt financing, including those discussed below under "—Risks Related to the Assets We Manage—Dependence on significant leverage in investments by our funds could adversely affect our ability to achieve attractive rates of return on those investments." These risks will be further exacerbated by our funds' use of leverage to finance their portfolio investments.

The time and attention that our principals and other employees devote to assets that are not being contributed to the Group Partnerships will not financially benefit us and may reduce the time and attention these individuals devote to our business.

        The investment period for each of the 1987 Fund, the 1993 Fund and the 1996 Fund has ended. As of June 30, 2008, the unrealized value of the investments held by these funds totaled $1.0 billion, or approximately 1.6% of our AUM. Because we believe the general partners of these funds will not receive meaningful proceeds from further realizations, we will not acquire general partner interests in them in connection with the Reorganization Transactions. We will, however, continue to provide the funds with management and other services until their liquidation. While we will not receive meaningful fees for providing these services, our principals and other employees will be required to devote a portion of their time and attention to the management of those entities. The devotion of the time and attention of our principals and employees to those activities will not financially benefit us and may reduce the time and attention they devote to our business.

We face risks and uncertainties in developing our new growth initiatives.

        Part of our growth strategy is to develop new business areas, including pursuing investment opportunities in new asset classes (such as infrastructure, mezzanine and real estate) and developing new types of investment structures and products (such as managed accounts and structured products). We have also developed a capital markets business in the United States, Europe and Asia, which we intend to grow and diversify. As a result, we are subject to all of the risks and uncertainties associated with the expansion into any new line of business, including the risk that these growth initiatives will not assist us in achieving our objectives, will divert management's attention from our existing businesses or place an excessive burden on our operational systems. Any failure of these initiatives to meet or exceed expectations could have an adverse effect on our results of operations.

Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. The possibility of increased regulatory focus could result in additional burdens on our business. Changes in tax laws and other legislative or regulatory changes could adversely affect us.

        Our business is subject to extensive regulation. See "Business—Regulation." We are subject to regulation by governmental and self-regulatory organizations in the jurisdictions in which we operate around the world. Many of these regulators, including U.S. and foreign government agencies and self-regulatory organizations, are empowered to conduct investigations and administrative proceedings that can result in fines, suspensions of personnel or other sanctions, including censure, the issuance of cease-and-desist orders or the suspension or expulsion of applicable licenses and memberships. Even if an investigation or proceeding does not result in a sanction or the sanction imposed against us or our personnel by a regulator were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing clients or fail to gain new clients.

        We regularly rely on exemptions in the United States from various requirements of the Securities Act, the Exchange Act, the Investment Company Act of 1940, or the Investment Company Act, the Investment Advisers Act of 1940, or the Investment Advisers Act, and the U.S. Employee Retirement Income Security Act of 1974, or ERISA, in conducting our asset management activities. These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties whom we do not control. If for any reason these exemptions were to become unavailable to us, we could become subject to regulatory action or third-party claims and our business could be materially and adversely affected. See "—Risks Related to Our Organizational Structure and the Transactions—If we were deemed to be an "investment company" under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business." Lastly, the requirements imposed by our regulators are designed primarily to ensure the integrity of the financial markets and to protect investors in our funds and are not designed to protect our unitholders. Consequently, these regulations often serve to limit our activities. In addition, the regulatory environment in which our fund investors operate may affect our business. For example, changes in state laws may limit investment activities of state pension plans.

        Kohlberg Kravis Roberts & Co. L.P. and its wholly owned subsidiary Kohlberg Kravis Roberts & Co. (Fixed Income) LLC are registered as investment advisors under the Investment Advisers Act. As registered investment advisors, these entities are subject to periodic SEC examinations and other requirements and regulations of the Investment Advisers Act, which relate to, among other things, recordkeeping and reporting requirements, disclosure requirements, limitations on agency and principal transactions between an advisor and advisory clients. We may also be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. In particular, in April 2008, the U.S. Department of the Treasury released a blueprint for modernizing financial regulations that called for, among other things, the regulation of hedge funds and private equity funds. The chairman of the SEC and the president of the Federal Reserve Bank of New York have also recently commented about the perceived need for additional regulation of financial industry firms. In addition, we may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Compliance with any new laws or regulations could make compliance more difficult and expensive and affect the manner in which we conduct business.

        Certain legislation has recently been adopted in Denmark and Germany that limits the tax deductibility of interest expense incurred by companies in those countries. These measures will most likely adversely affect Danish and German portfolio companies in which our private equity funds have investments and limit the benefits of additional investments in those countries. Our private equity business is subject to the risk that similar measures might be introduced in other countries in which it currently has investments or plans to invest in the future, or that other legislative or regulatory measures that negatively impact its portfolio investments might be promulgated in any of the countries in which it invests.

        We are also subject to regulation in the United Kingdom by the Financial Services Authority, which we refer to as the FSA. The FSA has been reviewing the suitability of its regulatory approach in addressing risks posed by the private equity market. The FSA indicated in a feedback statement published in June 2007 that it intends to maintain supervisory focus on certain aspects of the private equity industry which it identified as posing particular risks (especially in relation to conflicts of interest and the prevention of market abuse). The FSA has recently reported its findings from a thematic review which explored the approach towards conflict management within private equity firms and has asked FSA-regulated firms which undertake private equity-related business to assess their conflicts policies and procedures against these findings. In addition, in November 2007, a working group of private equity leaders formed by the British Private Equity and Venture Capital Association, or BVCA, issued the Guidelines for Disclosure and Transparency in Private Equity, which we refer to as the Walker Report. The BVCA has set up a monitoring and review body to ensure private equity firms are adhering to the principles set out in the Walker Report. We have undertaken to conform to the Walker Report guidelines and to promote conformity by our UK portfolio companies with those guidelines, which have resulted in additional reporting requirements. Such reporting may divert the attention of our personnel and the management teams of our portfolio companies, and may furthermore place us at a competitive disadvantage to the extent that we or our portfolio companies are required to disclose sensitive business information. If the FSA or other regulatory agencies in the United Kingdom or elsewhere were to adopt burdensome regulations with respect to the private equity industry, our performance may be negatively impacted.

We are subject to substantial litigation risks and may face significant liabilities and damage to our professional reputation as a result of litigation allegations and negative publicity.

        The investment decisions we make in our asset management business and the activities of our investment professionals on behalf of our portfolio companies may subject them and us to the risk of third-party litigation arising from investor dissatisfaction with the performance of those funds, the activities of our portfolio companies and a variety of other litigation claims. See "Business—Legal Proceedings."

        To the extent investors in our private equity funds suffer losses resulting from fraud, gross negligence, willful misconduct or other similar misconduct, investors may have remedies against us, our private equity funds, our principals or our affiliates under the federal securities law and state law. Investors in our funds do not have legal remedies against us, the general partners of our funds, our funds, our principals or our affiliates solely based on their dissatisfaction with the investment performance of those funds. While the general partners and investment advisers to our private equity funds, including their directors, officers, other employees and affiliates, are generally indemnified to the fullest extent permitted by law with respect to their conduct in connection with the management of the business and affairs of our private equity funds, such indemnity does not extend to actions determined to have involved fraud, gross negligence, willful misconduct or other similar misconduct.

        If any lawsuits were brought against us and resulted in a finding of substantial legal liability, the lawsuit could materially adversely affect our business, financial condition or results of operations or cause significant reputational harm to us, which could seriously impact our business. We depend to a large extent on our business relationships and our reputation for integrity and high-caliber professional services to attract and retain investors and to pursue investment opportunities for our funds. As a result, allegations of improper conduct by private litigants or regulators, whether the ultimate outcome is favorable or unfavorable to us, as well as negative publicity and press speculation about us, our investment activities or the private equity industry in general, whether or not valid, may harm our reputation, which may be more damaging to our business than to other types of businesses.

        In addition, with a workforce composed of many highly paid professionals, we face the risk of litigation relating to claims for compensation, which may, individually or in the aggregate, be significant in amount. The cost of settling any such claims could negatively impact our business, financial condition and results of operations.

Employee misconduct could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm.

        There is a risk that our employees could engage in misconduct that adversely affects our business. We are subject to a number of obligations and standards arising from our business and our authority over the assets we manage. The violation of these obligations and standards by any of our employees would adversely affect our clients and us. Our business often requires that we deal with confidential matters of great significance to companies in which we may invest. If our employees were improperly to use or disclose confidential information, we could suffer serious harm to our reputation, financial position and current and future business relationships, as well as face potentially significant litigation. It is not always possible to detect or deter employee misconduct, and the extensive precautions we take to detect and prevent this activity may not be effective in all cases. If any of our employees were to engage in misconduct or were to be accused of such misconduct, our business and our reputation could be adversely affected.

Risks Related to the Assets We Manage

        As an asset manager, we sponsor and manage funds and vehicles that make investments worldwide on behalf of third-party investors and, in connection with those activities, are required to deploy our own capital in those investments. The investments of these funds and vehicles are subject to many risks and uncertainties, including those that we discuss below. In connection with the KPE Transaction, we will acquire the assets of KPE, including the investments of the Acquired KPE Partnership, and manage those assets on our own behalf. As a result, the gains and losses on such assets will be reflected in our net income after the completion of the KPE Transaction, and the risks set forth below relating to the assets that we manage will directly affect our operating performance.

Poor performance of the investments we manage would cause a decline in our net income and cash flow, may obligate us to repay some carried interest previously received by us, and could adversely affect our ability to raise capital for future funds.

        In the event that any of the significant investments we manage were to perform poorly, our net income and cash flow would decline because the value of our AUM would decrease, which would result in a reduction in some of our management fees, and our investment returns would decrease, resulting in a reduction in the carried interest we earn. Moreover, we could experience losses on our investments of our own capital as a result of poor performance by the investments we manage. Furthermore, if, as a result of poor performance of later investments in one of our traditional private equity funds' life, the fund does not achieve overall profitability, we will be obligated to repay the amount by which carried interest that was previously distributed to us exceeds amounts to which we are ultimately entitled. These repayment obligations may be related to amounts previously distributed to our principals prior to the completion of the Transactions, with respect to which our unitholders did not receive any benefit. As of June 30, 2008, the amount of carried interest we have received, excluding carried interest received by the general partners of the 1996 Fund, that is subject to this contingent repayment obligation was $776.6 million, assuming that all applicable private equity funds were liquidated at no value. Had the investments in such funds been liquidated at their June 30, 2008 fair values, the contingent repayment obligation would have been $61.5 million. Investors and potential investors in our funds continually assess our funds' performance, and our ability to raise capital for existing and future funds will depend on our funds' continued satisfactory performance. Poor performance of our funds could make it more difficult for us to raise new capital. Investors in our funds might decline to invest in future funds we raise and existing investors in one of our fixed income funds may choose to withdraw some or all of their invested capital (subject to applicable lock-up provisions). The first withdrawal applicable to a portion of the capital invested in this fund could occur in the first quarter of 2009.

Valuation methodologies for certain assets in our funds can be subject to significant subjectivity and the fair value of assets established pursuant to such methodologies may never be realized, which could result in significant losses for our funds.

        There are no readily ascertainable market prices for a substantial majority of illiquid investments of our funds. When determining fair values of investments, we use the last reported market price as of the statement of financial condition date for investments that have readily observable market prices. When an investment does not have a readily available market price, the fair value of the investment represents the value, as determined by us in good faith, at which the investment could be sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. There is no single standard for determining fair value in good faith and in many cases fair value is best expressed as a range of fair values from which a single estimate may be derived. When making fair value determinations, we typically use a market multiples approach that considers a specified financial measure (such as EBITDA) and/or a discounted cash flow analysis. We also consider a range of additional factors that we deem relevant, including the applicability of a control premium or illiquidity discount, the presence of significant unconsolidated assets and liabilities, any favorable or unfavorable tax attributes, the method of likely exit, estimates of assumed growth rates, terminal values, discount rates, capital structure and other factors. These valuation methodologies involve a significant degree of management judgment.

        Because valuations, and in particular valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have resulted if a ready market had existed. Even if market quotations are available for our investments, such quotations may not reflect the value that we would actually be able to realize because of various factors, including possible illiquidity. Our partners' capital could be adversely affected if the values of investments that we record are materially higher than the values that are ultimately realized upon the disposal of the investments and changes in values attributed to investments from quarter to quarter may result in volatility in our AUM and such changes could materially affect the results of operations that we report from period to period. We cannot assure you that the investment values that we record from time to time will ultimately be realized. We also cannot assure you that you will be able to realize the investment values that are presented in this prospectus.

        Because there is significant uncertainty in the valuation of, or in the stability of the value of, illiquid investments, the fair values of investments reflected in a fund's NAV do not necessarily reflect the prices that would actually be obtained by us on behalf of the fund when such investments are realized. Realizations at values significantly lower than the values at which investments have been reflected in prior fund NAVs would result in losses for the applicable fund and the loss of potential carried interest and other fees. Also, if realizations of our investments produce values materially different than the carrying values reflected in prior fund NAVs, investors may lose confidence in us, which could in turn result in difficulty in raising additional funds.

        Even if market quotations are available for our investments, such quotations may not reflect the value that could actually be realized because of various factors, including the possible illiquidity associated with a large ownership position, subsequent illiquidity in the market for a company's securities, future market price volatility or the potential for a future loss in market value based on poor industry conditions or the market's view of overall company and management performance.

        In addition, because we value our entire portfolio only on a quarterly basis, subsequent events that may have a material impact on those valuations may not be reflected until the next quarterly valuation date.

The historical returns attributable to our funds, including those presented in this prospectus, should not be considered as indicative of the future results of our funds or of our future results or of any returns on our common units.

        We have presented in this prospectus net and gross IRRs, multiples of invested capital and realized and unrealized investment values for funds that we have sponsored and managed. The historical and potential future returns of the funds that we manage are not directly linked to returns on our common units. In connection with the Transactions, we will not acquire all of the interests in the KKR Group, which is expected to become our accounting predecessor only upon the completion of the Reorganization Transactions and only after unitholders representing at least a majority of the outstanding KPE units

(excluding KPE units whose consent rights are controlled by KKR or its affiliates) consent to the KPE Transaction, and we will not acquire an interest in two legacy funds that are not included in the KKR Group. In addition, although two of the three side-by-side funds that constitute the KKR Strategic Capital Funds have been consolidated by the KKR Group, the third side-by-side fund in the KKR Strategic Capital Funds is not consolidated by the KKR Group because it is is owned and controlled by third-party investors and we hold no economic or voting interests in that fund.

        Upon completion of the Transactions, our business will be conducted through the Group Partnerships and we will serve as the ultimate general partner and parent company of those entities. Except for the Retained Interests, interests in the general partners of the 1996 Fund and non-controlling interests in our funds that are held by the fund investors described under "Organizational Structure—Components of KKR's Business Owned by the Group Partnerships," the Group Partnerships will own:

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  all of the controlling and economic interests in our fee-generating management companies and capital markets companies, which will allow us to control those entities and share ratably in the management, advisory and incentive fees earned from all of our funds, managed accounts, portfolio companies, capital markets transactions and other investment products;

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  all of the controlling and economic interests in the general partners of our funds and all of the entities that are entitled to receive carry from our co-investment vehicles, which will allow us to control those entities and share ratably in the carried interest received by them as well as any returns on investments made by or on behalf of the general partners after the completion of the Transactions; and

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  all of the controlling and economic interests in the Acquired KPE Partnership and the other assets of KPE, which will allow us to control the Acquired KPE Partnership and such other assets and share ratably in the returns that they generate.

        In light of the fact that we will not acquire interests in all of the private equity and fixed income activities we have historically conducted, you should not conclude that continued positive performance of the funds that we manage will necessarily result in positive returns from holding our common units. However, poor performance of the funds that we manage would cause a decline in our income from such funds and would therefore have a negative effect on our performance and, in all likelihood, returns on our common units.

        Moreover, with respect to the historical returns of our funds:

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  the rates of returns of our funds reflect unrealized gains as of the applicable valuation date that may never be realized, which may adversely affect the ultimate value realized from those funds' investments;

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  you will not benefit from any value that was created in our funds prior to the Transactions to the extent such value has been realized and we may be required to repay excess amounts previously received in respect of carried interest in our funds if, upon liquidation of the fund, we have received carried interest distributions in excess of the amount to which we were entitled;

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  the future performance of our funds will be affected by macroeconomic factors, including negative factors arising from recent disruptions in the global financial markets that were not prevalent in the periods relevant to the historical return data above;

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  in recent historical periods, the rates of returns of some of our funds have been positively influenced by a number of investments that experienced a substantial decrease in the average holding period of such investments and rapid and substantial increases in value following the dates on which those investments were made; those trends and rates of return may not be repeated in the future, especially given that recent disruptions in the global financial markets have increased the difficulty of successfully exiting private equity investments;

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  our funds' returns have benefited from investment opportunities and general market conditions that may not repeat themselves, including favorable borrowing conditions in the debt markets that have since deteriorated significantly, thereby increasing both the cost and difficulty of financing transactions, and there can be no assurance that our current or future funds will be able to avail themselves of comparable investment opportunities or market conditions;

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  the results of our fixed income segment are impacted by the performance of the fixed income funds we manage. Recent disruptions in the credit markets may further adversely impact the performance of these funds, which would reduce our management fees because these fees are based in part on the NAV of these strategy funds. Additionally, reduced profitability or losses realized by the fixed income funds reduce or eliminate incentive fees earned by our fixed income segment;

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  the rates of return reflect our historical cost structure, which may vary in the future due to various factors described elsewhere in this prospectus and other factors beyond our control, including changes in laws; and

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  we may create new funds in the future that reflect a different asset mix in terms of allocations among funds, investment strategies, geographic and industry exposure and vintage year.

        In addition, future returns will be affected by the risks described elsewhere in this prospectus, including risks of the industry sectors and businesses in which a particular fund invests. See "Risk Factors—Recent developments in the global financial markets have created a great deal of uncertainty for the asset management industry, and these developments may adversely affect our investments, access to leverage and overall performance."

Dependence on significant leverage in investments by our funds could adversely affect our ability to achieve attractive rates of return on those investments.

        Because many of our funds' investments rely heavily on the use of leverage, our ability to achieve attractive rates of return on investments will depend on our continued ability to access sufficient sources of indebtedness at attractive rates. For example, our fixed income funds use varying degrees of leverage when making investments. Similarly, in many private equity investments, indebtedness may constitute up to 70% or more of a portfolio company's total debt and equity capitalization, including debt that may be incurred in connection with the investment. An increase in either the general levels of interest rates or in the risk spread demanded by sources of indebtedness would make it more expensive to finance those investments. In addition, increases in interest rates could also decrease the value of fixed-rate debt investments that our funds make. Increases in interest rates could also make it more difficult to locate and consummate private equity investments because other potential buyers, including operating companies acting as strategic buyers, may be able to bid for an asset at a higher price due to a lower overall cost of capital. In addition, a portion of the indebtedness used to finance private equity investments often includes high-yield debt securities issued in the capital markets. Availability of capital from the high-yield debt markets is subject to significant volatility, and there may be times when we might not be able to access those markets at attractive rates, or at all, when completing an investment. In particular, there has been little available financing at attractive rates during the latter half of 2007 and 2008 to date, which has significantly reduced our private equity investment activity.

        Investments in highly leveraged entities are also inherently more sensitive to declines in revenues, increases in expenses and interest rates and adverse economic, market and industry developments. The incurrence of a significant amount of indebtedness by an entity could, among other things:

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  subject the entity to a number of restrictive covenants, terms and conditions, any violation of which would be viewed by creditors as an event of default and could materially impact our ability to realize value from our investment;

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  give rise to an obligation to make mandatory prepayments of debt using excess cash flow, which might limit the entity's ability to respond to changing industry conditions to the extent additional cash is needed for the response, to make unplanned but necessary capital expenditures or to take advantage of growth opportunities;

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  limit the entity's ability to adjust to changing market conditions, thereby placing it at a competitive disadvantage compared to its competitors who have relatively less debt;

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  limit the entity's ability to engage in strategic acquisitions that might be necessary to generate attractive returns or further growth; and

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  limit the entity's ability to obtain additional financing or increase the cost of obtaining such financing, including for capital expenditures, working capital or other general corporate purposes.

        A leveraged company's income and equity also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company is generally greater than for companies with comparatively less debt.

        KFN, our publicly-traded specialty finance company, and the KKR Strategic Capital Funds, our three private side-by-side fixed income funds, regularly borrow a substantial amount of their capital. The use of leverage poses a significant degree of risk and enhances the possibility of a significant loss in the value of these funds' investment portfolios. These funds may borrow money from time to time to purchase or carry securities. The interest expense and other costs incurred in connection with such borrowing may not be recovered by appreciation in the securities purchased or carried, such expenses and costs could give rise to losses, and the timing and magnitude of such losses could be accelerated or exacerbated, in the event of a decline in the market value of such securities. In connection with such borrowing, these funds may use marketable securities as collateral. Decreases in the value of such collateral or other marketable securities held by these funds may require the funds to post additional collateral in order to comply with margin, net worth maintenance and borrowing base requirements. This could adversely impact these funds' liquidity, cash flows and capital available for investment. Gains realized with borrowed funds may cause these funds' NAVs to increase at faster rates than would be the case without borrowings. However, if investment results fail to cover the costs of borrowings, these funds' NAVs could also decrease faster than if there had been no borrowings.

        Any of the foregoing circumstances could have a material adverse effect on our financial condition, results of operations and cash flow.

The due diligence process that we undertake in connection with our investments may not reveal all facts that may be relevant in connection with an investment.

        Before making our investments, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to each investment. The objective of the due diligence process is to identify attractive investment opportunities based on the facts and circumstances surrounding an investment, to identify possible risks associated with that investment and, in the case of private equity investments, to prepare a framework that may be used from the date of an acquisition to drive operational achievement and value creation. When conducting due diligence, we typically evaluate a number of important business, financial, tax, accounting, environmental and legal issues in determining whether or not to proceed with an investment. Outside consultants, legal advisers, accountants and investment banks are involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, we rely on resources available to us, including information provided by the target of the investment and, in some circumstances, third-party investigations. The due diligence process may at times be subjective with respect to newly organized companies for which only limited information is available. Accordingly, we cannot be certain that the due diligence investigation that we will carry out with respect to any investment opportunity will reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity, including the existence of contingent liabilities. We also cannot be certain that our due diligence investigations will result in investments being successful or that the actual financial performance of an investment will not fall short of the financial projections we used when evaluating that investment.

Our asset management activities involve investments in relatively high-risk, illiquid assets, and we may fail to realize any profits from these activities for a considerable period of time or lose some or all of the capital invested.

        Our funds hold investments in securities that are not publicly traded. In many cases, our funds may be prohibited by contract or by applicable securities laws from selling such securities for a period of time. Our funds will generally not be able to sell these securities publicly unless their sale is registered under applicable securities laws, or unless an exemption from such registration is available. The ability of many of our funds to dispose of investments is heavily dependent on the public equity markets. For example, the ability to realize any value from an investment may depend upon the ability to complete an initial public offering of the portfolio company in which such investment is made. Even if the securities are publicly traded, large holdings of securities can often be disposed of only over a substantial length of time, exposing our investment returns to risks of downward movement in market prices during the intended disposition period. Accordingly, under certain conditions, our funds may be forced to either sell securities at lower prices than they had expected to realize or defer sales that they had planned to make, potentially for a considerable period of time. We have made and expect to continue to make significant capital investments in our current and future funds. Contributing capital to these funds is risky, and we may lose some or all of the principal amount of our investments.

The investments of our funds are subject to a number of inherent risks.

        Our results are highly dependent on our continued ability to generate attractive returns from our investments. Investments made by our private equity funds involve a number of significant risks inherent to private equity investing, including the following:

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  companies in which private equity investments are made may have limited financial resources and may be unable to meet their obligations under their securities, which may be accompanied by a deterioration in the value of their equity securities or any collateral or guarantees provided with respect to their debt;

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  companies in which private equity investments are made are more likely to depend on the management talents and efforts of a small group of persons and, as a result, the death, disability, resignation or termination of one or more of those persons could have a material adverse impact on their business and prospects and the investment made;

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  companies in which private equity investments are made generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and

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  executive officers, directors and employees of an equity sponsor may be named as defendants in litigation involving a company in which a private equity investment is made or is being made.

Our private equity investments are typically among the largest in the industry, which involve certain complexities and risks that are not encountered in small- and medium-sized investments.

        Our private equity funds make investments primarily in companies with large capitalizations, which involves certain complexities and risks that are not encountered in small- and medium-sized investments. For example, larger transactions may be more difficult to finance and exiting larger deals may present incremental challenges. In addition, larger transactions may pose greater challenges in implementing changes in the company's management, culture, finances or operations, and may entail greater scrutiny by regulators, labor unions and other third parties. Recently, labor unions have been more active in opposing certain larger investments by our private equity funds and private equity firms generally.

        In recent years, the amount of equity capital that is required to complete a large capitalization private equity transaction has increased significantly, which has resulted in some of the largest private equity transactions being structured as "consortium transactions." A consortium transaction involves an equity investment in which two or more other private equity firms serve together or collectively as equity sponsors. While we have sought to limit where possible the amount of consortium transactions in which we have been involved, we have participated in a significant number of those transactions. Consortium transactions generally entail a reduced level of control by our firm over the investment because governance rights must be shared with the other private equity sponsors. Accordingly, we may not be able to control decisions relating to a consortium investment, including decisions relating to the management and operation of the company and the timing and nature of any exit, which could result in the risks described in "—Our funds have made investments in companies that we do not control, exposing us to the risk of decisions made by others with which we may not agree." Any of these factors could increase the risk that our larger investments could be less successful. The consequences to our investment funds of an unsuccessful larger investment could be more severe given the size of the investment.

Our funds have made investments in companies that we do not control, exposing us to the risk of decisions made by others with which we may not agree.

        Our funds hold investments that include debt instruments and equity securities of companies that we do not control. Such instruments and securities may be acquired by our funds through trading activities or through purchases of securities from the issuer. In addition, our funds may acquire minority equity interests, particularly when sponsoring investments as part of a large investor consortium, and may also dispose of a portion of their majority equity investments in portfolio companies over time in a manner that results in the funds retaining a minority investment. Those investments will be subject to the risk that the company in which the investment is made may make business, financial or management decisions with which we do not agree or that the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve our interests. If any of the foregoing were to occur, the value of investments by our funds could decrease and our financial condition, results of operations and cash flow could suffer as a result.

We expect to make investments in companies that are based outside of the United States, which may expose us to additional risks not typically associated with investing in companies that are based in the United States.

        Many of our funds invest a significant portion of their assets in the equity, debt, loans or other securities of issuers that are based outside of the United States. A substantial amount of these investments consist of private equity investments made by our private equity funds. For example, as of June 30, 2008, approximately 45% of the unrealized value of the investments of those funds was attributable to foreign investments. Investing in companies that are based outside of the United States, particularly in countries characterized as having emerging markets, involves risks and considerations that are not typically associated with investments in companies established in the United States. These risks may include the following:

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  the possibility of exchange control regulations, restrictions on repatriation of profit on investments or of capital invested, political and social instability, nationalization or expropriation of assets;

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  the imposition of non-U.S. taxes;

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  less liquid markets;

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  reliance on a more limited number of commodity inputs, service providers and/or distribution mechanisms;

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  adverse fluctuations in currency exchange rates and costs associated with conversion of investment principal and income from one currency into another;

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  higher rates of inflation;

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  less available current information about an issuer;

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  higher transaction costs;

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  less government supervision of exchanges, brokers and issuers;

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  less developed bankruptcy laws;

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  difficulty in enforcing contractual obligations;

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  lack of uniform accounting, auditing and financial reporting standards;

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  less stringent requirements relating to fiduciary duties;

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  fewer investor protections; and

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  greater price volatility.

        Although we expect that most of our funds' capital commitments will be denominated in U.S. dollars, investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, levels of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that such strategies will be effective. If we engage in hedging transactions, we may be exposed to additional risks associated with such transactions. See "—Risk management activities may adversely affect the return on our investments."

Our equity investments and many of our debt investments often rank junior to investments made by others, exposing us to greater risk of losing our investment.

        In most cases, the companies in which our funds invest have, or are permitted to have, outstanding indebtedness or equity securities that rank senior to our fund's investment. By their terms, such instruments may provide that their holders are entitled to receive payments of dividends, interest or principal on or before the dates on which payments are to be made in respect of our investment. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a company in which an investment is made, holders of securities ranking senior to our investment would typically be entitled to receive payment in full before distributions could be made in respect of our investment. After repaying senior security holders, the company may not have any remaining assets to use for repaying amounts owed in respect of our investment. To the extent that any assets remain, holders of claims that rank equally with our investment would be entitled to share on an equal and ratable basis in distributions that are made out of those assets. Also, during periods of financial distress or following an insolvency, the ability of our funds to influence a company's affairs and to take actions to protect their investments may be substantially less than that of the senior creditors.

Risk management activities may adversely affect the return on our investments.

        When managing our exposure to market risks, we frequently use hedging strategies or certain forms of derivative instruments to limit our exposure to changes in the relative values of investments that may result from market developments, including changes in prevailing interest rates and currency exchange rates. The scope of risk management activities undertaken by us varies based on the level and volatility of interest rates, prevailing foreign currency exchange rates, the types of investments that are made and other changing market conditions. The use of hedging transactions and other derivative instruments to reduce the effects of a decline in the value of a position does not eliminate the possibility of fluctuations in the value of the position or prevent losses if the value of the position declines. However, such activities can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of the position. Such transactions may also limit the opportunity for gain if the value of a position increases. Moreover, it may not be possible to limit the exposure to a market development that is so generally anticipated that a hedging or other derivative transaction cannot be entered into at an acceptable price.

        The success of any hedging or other derivative transactions that we enter into generally will depend on our ability to correctly predict market changes. As a result, while we may enter into such transactions in order to reduce our exposure to market risks, unanticipated market changes may result in poorer overall investment performance than if the hedging or other derivative transaction had not been executed. In addition, the degree of correlation between price movements of the instruments used in connection with hedging activities and price movements in a position being hedged may vary. Moreover, for a variety of reasons, we may not seek or be successful in establishing a perfect correlation between the instruments used in a hedging or other derivative transactions and the position being hedged. An imperfect correlation could prevent us from achieving the intended result and could give rise to a loss. In addition, it may not be possible to fully or perfectly limit our exposure against all changes in the value of our investments, because the value of investments is likely to fluctuate as a result of a number of factors, some of which will be beyond our control or ability to hedge.

Certain of our funds may make a limited number of investments, or investments that are concentrated in certain geographic regions or asset types, which could negatively affect their performance to the extent those concentrated investments perform poorly.

        The governing agreements of our funds contain only limited investment restrictions and only limited requirements as to diversification of fund investments, either by geographic region or asset type. During periods of difficult market conditions or slowdowns in these sectors or geographic regions, decreased revenues, difficulty in obtaining access to financing and increased funding costs may be exacerbated by this concentration of investments, which would result in lower investment returns.

Our funds may make investments that could give rise to a conflict of interest.

        Our funds invest in a broad range of asset classes throughout the corporate capital structure. These investments include investments in corporate loans and debt securities, preferred equity securities and common equity securities. In certain cases, we may manage separate funds that invest in different parts of the same company's capital structure. For example, our fixed income funds may invest in different classes of the same company's debt and may make debt investments in a company that is owned by one of our private equity funds. In those cases, the interests of our funds may not always be aligned, which could create actual or potential conflicts of interest or the appearance of such conflicts. For example, one of our private equity funds could have an interest in pursuing an acquisition, divestiture or other transaction that, in our judgment, could enhance the value of the private equity investment, even though the proposed transaction would subject one of our fixed income fund's debt investments to additional or increased risks. Similarly, our ability to effectively implement our public equity strategies may be limited to the extent that contractual obligations entered into in the ordinary course of our traditional private equity business impose restrictions on our engaging in transactions that we may be interested in otherwise pursuing. Appropriately dealing with conflicts of interest is complex and difficult and we could suffer reputational damage or potential liability if we fail, or appear to fail, to deal appropriately with conflicts as they arise.

Risks Related to Our Organizational Structure and the Transactions

Our unitholders do not control our Managing Partner or vote in the election or removal of its directors and will have limited ability to influence decisions regarding our business.

        Our Managing Partner, which serves as our sole general partner and manages our business and affairs, is owned by our senior principals, including our founders. Pursuant to its limited liability company agreement, our Managing Partner has established a board of directors that will be responsible for the oversight of our business and operations. The board of directors, co-chaired by our founders, appoints the officers of our Managing Partner. Our unitholders do not control our Managing Partner or its board of directors and, unlike the holders of common stock in a corporation, they will have only limited voting rights under our partnership agreement and generally will be unable to influence decisions regarding our business. Our unitholders also will not have the right to remove or expel our Managing Partner as the general partner of our partnership for any reason, with or without cause. Therefore, unlike the shareholders of a corporation, who generally are entitled to propose the nomination of independent directors and who may conduct proxy solicitations with respect to the election of directors, our unitholders will be unable to effect a change in our management if they become dissatisfied with our Managing Partner's performance.

Our founders will be able to determine the outcome of any matter that may be submitted for a vote of the limited partners.

        Upon completion of the Transactions, KKR Holdings will own exchangeable Group Partnership units, which if then exchanged would represent 79% of our common units on a fully diluted basis prior to taking into account any adjustment relating to the CVIs. KKR Holdings will also hold an equivalent amount of special voting units in our partnership, which will entitle it to cast an equivalent number of votes on those few matters that may be submitted to a vote of our unitholders. Due to the foregoing, upon completion of the Transactions, our founders, who will have the power to vote the special voting units held by KKR Holdings, will generally have sufficient voting power to determine the outcome of those few matters that may be submitted for a vote of our unitholders, including a merger or consolidation of our partnership, a sale of all or substantially all of the assets of our partnership and amendments to our partnership agreement that may be materially adverse to our unitholders. In addition, our partnership agreement contains provisions that enable us to take actions that would materially and adversely affect all unitholders or a particular class of unitholders upon the majority vote of all outstanding voting units, and since 79% of our voting units will be controlled by our founders upon completion of the Transactions, our founders will have the ability to take actions that could materially and adversely affect unitholders either as a whole or as a particular class.

        Our unitholders' voting rights are further restricted by provisions in our partnership agreement stating that any common units held by a person that beneficially owns 20% or more of any class of our common units then outstanding (other than our Managing Partner or its affiliates, or a direct or subsequently approved transferee of our Managing Partner or its affiliates) cannot be voted on any matter. Our partnership agreement also contains provisions limiting the ability of our unitholders to call meetings, to acquire information about our operations, and to influence the manner or direction of our management. Our partnership agreement also does not restrict our Managing Partner's ability to take actions that may result in our being treated as an entity taxable as a corporation for U.S. federal (and applicable state) income tax purposes. Furthermore, unitholders are not entitled to dissenters' rights of appraisal under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

        In addition, as a result of these matters and the provisions referred to under "—Our unitholders do not control our Managing Partner or vote in the election or removal of its directors and will have limited ability to influence decisions regarding our business," our unitholders may be deprived of an opportunity to receive a premium for their common units in the future through a sale of our partnership, and the trading prices of our common units may be adversely affected by the absence or reduction of a takeover premium in the trading price.

We are permitted to repurchase all of the outstanding common units under certain circumstances, and this repurchase may occur at an undesirable time or price.

        We have the right to acquire all of our then-outstanding common units at the then-current trading price either if 10% or less of our common units are held by persons other than our Managing Partner and its affiliates or if we are subjected to registration under the provisions of the Investment Company Act. As a result of our Managing Partner's right to purchase outstanding common units, a holder of common units may have his common units purchased at an undesirable time or price.

We are a limited partnership and as a result will qualify for and intend to rely on some exemptions from the corporate governance and other requirements of the NYSE.

        We are a limited partnership and will qualify for exceptions from certain corporate governance and other requirements of the rules of the NYSE. Pursuant to these exceptions, limited partnerships may elect not to comply with certain corporate governance requirements of the NYSE, including the requirements: (i) that a majority of the board of directors of the listed company consist of independent directors; (ii) that the listed company have a nominating and corporate governance committee that is composed entirely of independent directors; and (iii) that the listed company have a compensation committee that is composed entirely of independent directors. In addition, as a limited partnership, we will not be required to hold annual unitholder meetings. While our Managing Partner's board of directors will consist of a majority of directors who are independent under NYSE Rules and have a nominating and corporate governance committee, our nominating and corporate governance committee will not consist entirely of independent directors or meet other substantive requirements that would be applicable absent such an exemption, and we do not intend to have a compensation committee. Accordingly, you will not have the same protections afforded to equity holders of entities that are subject to all of the corporate governance requirements of the NYSE.

Potential conflicts of interest may arise among our Managing Partner, its affiliates and us. Our Managing Partner and its affiliates have limited fiduciary duties to us and our unitholders, which may permit them to favor their own interests to the detriment of us and our unitholders.

        Conflicts of interest may arise among our Managing Partner and its affiliates, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our Managing Partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following:

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  our Managing Partner determines the amount and timing of our investments and dispositions, indebtedness, issuances of additional partner interests and amounts of reserves, each of which can affect the amount of cash that is available for distribution to you;

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  our Managing Partner is allowed to take into account the interests of parties other than our partnership in resolving conflicts of interest, which has the effect of limiting its duties, including fiduciary duties, to our unitholders. For example, our affiliates that serve as the general partners of our funds have fiduciary and contractual obligations to our fund investors, and such obligations may cause such affiliates to regularly take actions that might adversely affect our near-term results of operations or cash flow. Our Managing Partner would have no obligation to intervene in, or to notify our unitholders of, such actions by such affiliates;

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  because our principals will indirectly hold their Group Partnership units through entities that are not subject to corporate income taxation and we will hold some of our Group Partnership units through a wholly-owned subsidiary that is taxable as a corporation, conflicts may arise between our principals and our partnership relating to the selection and structuring of investments;

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  as discussed below, our Managing Partner has limited its liability and reduced or eliminated its duties, including fiduciary duties, under our partnership agreement, while also restricting the remedies available to our unitholders for actions that, without these limitations, might constitute breaches of duty, including fiduciary duties. In addition, we have agreed to indemnify our Managing Partner and its affiliates to the fullest extent permitted by law, except with respect to conduct involving bad faith, fraud or willful misconduct. By receiving our common units, you will have agreed and consented to the provisions set forth in our partnership agreement, including the provisions regarding conflicts of interest situations that, in the absence of such provisions, might constitute a breach of fiduciary or other duties under applicable state law;

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  our partnership agreement does not restrict our Managing Partner from causing us to pay it or its affiliates for any services rendered, or from entering into additional contractual arrangements with any of these entities on our behalf, so long as the terms of any such additional contractual arrangements are fair and reasonable to us as determined under the partnership agreement;

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  our Managing Partner determines how much debt we incur and that decision may adversely affect our credit ratings;

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  our Managing Partner determines which costs incurred by it and its affiliates are reimbursable by us;

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  other than as set forth in the non-competition and non-solicitation agreements to which our principals will be subject, which may not be enforceable and which may be waived, modified or amended by KKR Holdings at any time without our consent, affiliates of our Managing Partner and existing and former personnel employed by our Managing Partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us;

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  our Managing Partner controls the enforcement of obligations owed to us by it and its affiliates; and

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  our Managing Partner decides whether to retain separate counsel, accountants or others to perform services for us.

        See "Certain Relationships and Related Party Transactions" and "Conflicts of Interest and Fiduciary Responsibilities."

Certain actions by our Managing Partner's board of directors require the approval of the Class A shares of our Managing Partner, all of which are held by our senior principals.

        All of our Managing Partner's outstanding Class A shares are held by our senior principals. Although the affirmative vote of a majority of the directors of our Managing Partner is required for any action to be taken by our Managing Partner's board of directors, certain specified actions approved by our Managing

Partner's board of directors will also require the approval of a majority of the Class A shares of our Managing Partner. These actions consist of the following:

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  the entry into a debt financing arrangement by us in an amount in excess of 10% of our existing long-term indebtedness (other than the entry into certain intercompany debt financing arrangements);

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  the issuance by our partnership or our subsidiaries of any securities that would (i) represent, after such issuance, or upon conversion, exchange or exercise, as the case may be, at least 5% on a fully diluted, as converted, exchanged or exercised basis, of any class of our or their equity securities or (ii) have designations, preferences, rights, priorities or powers that are more favorable than those of our common units;

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  the adoption by us of a shareholder rights plan;

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  the amendment of our limited partnership agreement or the limited partnership agreements of the Group Partnerships;

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  the exchange or disposition of all or substantially all of our assets or the assets of any Group Partnership;

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  the merger, sale or other combination of our partnership or any Group Partnership with or into any other person;

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  the transfer, mortgage, pledge, hypothecation or grant of a security interest in all or substantially all of the assets of the Group Partnerships;

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  the appointment or removal of a Chief Executive Officer or a Co-Chief Executive Officer of our Managing Partner or our partnership;

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  the termination of the employment of any officer of our partnership or any of our subsidiaries or the termination of the association of a partner with any of our subsidiaries, in each case, without cause;

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  the liquidation or dissolution of our partnership, our Managing Partner or any Group Partnership; and

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  the withdrawal, removal or substitution of our Managing Partner as our general partner or any person as the general partner of a Group Partnership, or the transfer of beneficial ownership of all or any part of a general partner interest in our partnership or a Group Partnership to any person other than one of our wholly-owned subsidiaries.

Upon the completion of the Transactions, Messrs. Kravis and Roberts will collectively hold Class A shares representing a majority of the total voting power of the outstanding Class A shares. While neither of them acting alone will be able to control the voting of the Class A shares, they will be able to control the voting of such shares if they act together.

Our partnership agreement will contain provisions that reduce or eliminate duties (including fiduciary duties) of our Managing Partner and limit remedies available to unitholders for actions that might otherwise constitute a breach of duty. It will be difficult for a unitholder to successfully challenge a resolution of a conflict of interest by our Managing Partner or by its conflicts committee.

        Our partnership agreement will contain provisions that require our unitholders to waive or consent to conduct by our Managing Partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement will provide that when our Managing Partner is acting in its individual capacity, as opposed to in its capacity as our Managing Partner, it may act without any fiduciary obligations to us or our unitholders whatsoever. When our Managing

Partner, in its capacity as our general partner, or our conflicts committee is permitted to or required to make a decision in its "sole discretion" or "discretion" or that it deems "necessary or appropriate" or "necessary or advisable," then our Managing Partner or our conflicts committee will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any unitholders and will not be subject to any different standards imposed by the partnership agreement, the Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Limited Partnership Act, or under any other law, rule or regulation or in equity.

        The above modifications of fiduciary duties are expressly permitted by Delaware law. Hence, we and our unitholders will only have recourse and be able to seek remedies against our Managing Partner if our Managing Partner breaches its obligations pursuant to our partnership agreement. Unless our Managing Partner breaches its obligations pursuant to our partnership agreement, we and our unitholders will not have any recourse against our Managing Partner even if our Managing Partner were to act in a manner that was inconsistent with traditional fiduciary duties. Furthermore, even if there has been a breach of the obligations set forth in our partnership agreement, our partnership agreement provides that our Managing Partner and its officers and directors will not be liable to us or our unitholders for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our Managing Partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct. These provisions are detrimental to the unitholders because they restrict the remedies available to unitholders for actions that without those limitations might constitute breaches of duty including fiduciary duties.

        Whenever a potential conflict of interest exists between us and our Managing Partner, our Managing Partner may resolve such conflict of interest. If our Managing Partner determines that its resolution of the conflict of interest is on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is fair and reasonable to us, taking into account the totality of the relationships between us and our Managing Partner, then it will be presumed that in making this determination, our Managing Partner acted in good faith. A unitholder seeking to challenge this resolution of the conflict of interest would bear the burden of overcoming such presumption. This is different from the situation with Delaware corporations, where a conflict resolution by an interested party would be presumed to be unfair and the interested party would have the burden of demonstrating that the resolution was fair.

        Also, if our Managing Partner obtains the approval of the conflicts committee of our Managing Partner, the resolution will be conclusively deemed to be fair and reasonable to us and not a breach by our Managing Partner of any duties it may owe to us or our unitholders. This is different from the situation with Delaware corporations, where a conflict resolution by a committee consisting solely of independent directors may, in certain circumstances, merely shift the burden of demonstrating unfairness to the plaintiff. If you receive a common unit, you will be treated as having consented to the provisions set forth in the partnership agreement, including provisions regarding conflicts of interest situations that, in the absence of such provisions, might be considered a breach of fiduciary or other duties under applicable state law. As a result, unitholders will, as a practical matter, not be able to successfully challenge an informed decision by the conflicts committee. See "Conflicts of Interest and Fiduciary Responsibilities."

The control of our Managing Partner may be transferred to a third party without unitholder consent.

        Our Managing Partner may transfer its general partner interest to a third party in a merger or consolidation or in a transfer of all or substantially all of its assets without the consent of our unitholders at any time after December 31, 2018. Furthermore, the members of our Managing Partner may sell or transfer all or part of their limited liability company interests in our Managing Partner without the approval of the unitholders, subject to certain restrictions as described elsewhere in this prospectus. A new general partner may not be willing or able to form new funds and could form funds that have investment objectives and governing terms that differ materially from those of our current funds. A new owner could also have a different investment philosophy, employ investment professionals who are less experienced, be unsuccessful in identifying investment opportunities or have a track record that is not as successful as our track record. If any of the foregoing were to occur, we could experience difficulty in making new investments, and the value of our existing investments, our business, our results of operations and our financial condition could materially suffer.

We intend to pay periodic distributions to our unitholders, but our ability to do so may be limited by our holding company structure, applicable provisions of Delaware law and contractual restrictions.

        Following the completion of the Transactions, we intend to pay cash distributions on a quarterly basis. We are a holding company and will have no material assets other than the Group Partnership units that we will hold through wholly-owned subsidiaries and will have no independent means of generating income. Accordingly, we intend to cause the Group Partnerships to make distributions on the Group Partnership units, including Group Partnership units that we directly or indirectly hold, in order to provide us with sufficient amounts to fund distributions we may declare on our common units. If the Group Partnerships make such distributions, other holders of Group Partnership units, including KKR Holdings, will be entitled to receive equivalent distributions pro rata based on their Group Partnership units, as described under "Distribution Policy."

        The declaration and payment of any future distributions will be at the sole discretion of our Managing Partner, which may change our distribution policy at any time. Our Managing Partner will take into account general economic and business conditions, our strategic plans and prospects, our business and investment opportunities, our financial condition and operating results, working capital requirements and anticipated cash needs, contractual restrictions and obligations, including payment obligations pursuant to the tax receivable agreement, legal, tax and regulatory restrictions, restrictions or other implications on the payment of distributions by us to our unitholders or by our subsidiaries to us and such other factors as our Managing Partner may deem relevant. Under the Delaware Limited Partnership Act, we may not make a distribution to a partner if after the distribution all our liabilities, other than liabilities to partners on account of their partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of our assets. If we were to make such an impermissible distribution, any limited partner who received a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Limited Partnership Act would be liable to us for the amount of the distribution for three years. In addition, the Group Partnerships' cash flow from operations may be insufficient to enable it to make required minimum tax distributions to its partners, in which case the Group Partnerships may have to borrow funds or sell assets, and thus our liquidity and financial condition could be materially adversely affected.

        Furthermore, by paying cash distributions rather than investing that cash in our businesses, we risk slowing the pace of our growth, or not having a sufficient amount of cash to fund our operations, new investments or unanticipated capital expenditures, should the need arise.

        Our ability to characterize such distributions as capital gains or qualified dividend income may be limited, and you should expect that some or all of such distributions may be regarded as ordinary income.

We will be required to pay our principals for most of the benefits relating to any additional tax depreciation or amortization deductions we may claim as a result of the tax basis step-up we receive in connection with subsequent exchanges of our common units and related transactions.

        We and our intermediate holding company may be required to acquire Group Partnership units from time to time pursuant to our exchange agreement with KKR Holdings. To the extent this occurs, the exchanges are expected to result in an increase in our intermediate holding company's share of the tax basis of the tangible and intangible assets of KKR Management Holdings L.P., primarily attributable to a portion of the goodwill inherent in our business, that would not otherwise have been available. This increase in tax basis may increase (for tax purposes) depreciation and amortization and therefore reduce the amount of income tax our intermediate holding company would otherwise be required to pay in the future. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

        We will enter into a tax receivable agreement with KKR Holdings requiring our intermediate holding company to pay to KKR Holdings or transferees of its Group Partnership units 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that the intermediate holding company actually realizes (or is deemed to realize, in the case of an early termination payment by our intermediate holding company or a change of control) as a result of this increase in tax basis, as well as 85% of the amount of any such savings the intermediate holding company actually realizes (or is deemed to realize) as a result of increases in tax basis that arise due to future payments under the agreement. This payment obligation will be an obligation of our intermediate holding company and not of either Group Partnership. In the event that other of our current or future subsidiaries become taxable as corporations and acquire Group Partnership units in the future, or if we become taxable as a corporation for U.S. federal income tax purposes, we expect that each such entity will become subject to a tax receivable agreement with substantially similar terms. While the actual increase in tax basis, as well as the amount and timing of any payments under this agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of our common units at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of our taxable income, we expect that as a result of the size of the increases in the tax basis of the tangible and intangible assets of our Group Partnerships, the payments that we may be required to make to our existing owners will be substantial. The payments under the tax receivable agreement are not conditioned upon our existing owners' continued ownership of us. We may need to incur debt to finance payments under the tax receivable agreement to the extent our cash resources are insufficient to meet our obligations under the tax receivable agreement as a result of timing discrepancies or otherwise. In particular, our intermediate holding company's obligations under the tax receivable agreement would be effectively accelerated in the event of an early termination of the tax receivable agreement by our intermediate holding company or in the event of certain mergers, asset sales and other forms of business combinations or other changes of control. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity.

        Payments under the tax receivable agreement will be based upon the tax reporting positions that our Managing Partner will determine. We are not aware of any issue that would cause the IRS to challenge a tax basis increase. However, neither KKR Holdings nor its transferees will reimburse us for any payments previously made under the tax receivable agreement if such tax basis increase, or the tax benefits we claim arising from such increase, is successfully challenged by the IRS. As a result, in certain circumstances payments to KKR Holdings or its transferees under the tax receivable agreement could be in excess of the intermediate holding company's cash tax savings. The intermediate holding company's ability to achieve benefits from any tax basis increase, and the payments to be made under this agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income.

If we were deemed to be an "investment company" under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

        A person will generally be deemed to be an "investment company" for purposes of the Investment Company Act if:

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  it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

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  absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

        We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We regard ourselves as an asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that we are, or following the Transactions will be, an "orthodox" investment company as defined in Section 3(a)(1)(A) of the Investment Company Act and described in the first bullet point above. Further, following the completion of the Transactions, we will have no material assets other than our equity interest as general partner of one of the Group Partnerships and our equity interest in a wholly-owned subsidiary, which in turn will have no material assets other than the equity interest as general partner of the other Group Partnership. Through these interests, we will directly or indirectly be the sole general partners of the Group Partnerships and will be vested with all management and control over the Group Partnerships. We do not believe our equity interest in our wholly-owned subsidiary or our equity interests directly or through our wholly-owned subsidiary in the Group Partnerships are investment securities. Moreover, because we believe that the capital interests of the general partners of our funds in their respective funds are neither securities nor investment securities, we believe that less than 40% of our partnership's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis after the Transactions will be comprised of assets that could be considered investment securities. Accordingly, we do not believe we are, or following the Transactions will be, an inadvertent investment company by virtue of the 40% test in Section 3(a)(1)(C) of the Investment Company Act as described in the second bullet point above. In addition, we believe we are not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business.

        The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. If anything were to happen which would cause our partnership to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates (including us) and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among our partnership, the Group Partnerships and KKR Holdings, or any combination thereof, and materially adversely affect our business, financial condition and results of operations. In addition, we may be required to limit the amount of investments that we make as a principal, potentially divest assets acquired in the KPE Transaction or otherwise conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

KPE unitholders who become our unitholders will have their unitholder rights governed by our partnership agreement and the Delaware Limited Partnership Act.

        KPE unitholders who receive our common units upon completion of the KPE Transaction will become our unitholders and their rights as our unitholders will be governed largely by our partnership agreement, the laws of the State of Delaware, including the Delaware Limited Partnership Act, U.S. securities laws and regulations and the rules and regulations of the NYSE. The rights of KPE unitholders are currently governed largely by the laws of the Island of Guernsey, Dutch law and the rules and regulations of the Guernsey Financial Services Commission, the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) and Euronext Amsterdam N.V. As a result, there may be material differences between the current rights of KPE unitholders and the rights they can expect to have as our unitholders. KPE unitholders who receive our common units upon completion of the KPE Transaction may have more difficulty protecting their interests than they would have under Guernsey law, Dutch law or under the rules and regulations of the Guernsey Financial Services Commission, the Netherlands Authority for the Financial Markets or Euronext Amsterdam. See "Comparative Rights of Our Unitholders and KPE Unitholders."

Risks Related to U.S. Taxation

If we were treated as a corporation for U.S. federal income tax or state tax purposes, then our distributions to you would be substantially reduced and the value of our common units could be adversely affected.

        The value of your investment in us depends in part on our being treated as a partnership for U.S. federal income tax purposes, which requires that 90% or more of our gross income for every taxable year consist of qualifying income, as defined in Section 7704 of the Internal Revenue Code, and that our partnership not be registered under the Investment Company Act. Qualifying income generally includes dividends, interest, capital gains from the sale or other disposition of stocks and securities and certain other forms of investment income. We may not meet these requirements or current law may change so as to cause, in either event, us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to U.S. federal income tax. We have not requested, and do not plan to request, a ruling from the IRS, on this or any other matter affecting us.

        If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal, state and local income tax on our taxable income at the applicable tax rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would otherwise flow through to you. Because a tax would be imposed upon us as a corporation, our distributions to you would be substantially reduced which could cause a reduction in the value of our common units.

        Current law may change, causing us to be treated as a corporation for U.S. federal or state income tax purposes or otherwise subjecting us to entity level taxation. See "—Risks Related to KKR's Business—Legislation has been introduced that would, if enacted, preclude us from qualifying as a partnership for U.S. federal income tax purposes. If this or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability that could result in a reduction in the value of our common units." Because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, our distributions to you would be reduced.

You will be subject to U.S. federal income tax on your share of our taxable income, regardless of whether you receive any cash dividends from us.

        As long as 90% of our gross income for each taxable year constitutes qualifying income as defined in Section 7704 of the Internal Revenue Code, we are not required to register as an investment company under the Investment Company Act on a continuing basis, and assuming there is no change in law (see "—Risks Related to KKR's Business—Legislation has been introduced that would, if enacted, preclude us from qualifying as a partnership for U.S. federal income tax purposes. If this or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability that could result in a reduction in the value of our common units"), we will be treated, for U.S. federal income tax purposes, as a partnership and not as an association or a publicly-traded partnership taxable as a corporation. As a result, U.S. unitholders will be subject to U.S. federal, state, local and possibly, in some cases, foreign income taxation on your allocable share of our items of income, gain, loss, deduction and credit (including our allocable share of those items of any entity in which we invest that is treated as a partnership or is otherwise subject to tax on a flow through basis) for each of our taxable years ending with or within your taxable year, regardless of whether or not you receive cash dividends from us.

        You may not receive cash dividends equal to your allocable share of our net taxable income or even the tax liability that results from that income, although we intend to make tax distributions, a portion of which will be distributed to our unitholders. See "Distribution Policy." In addition, certain of our holdings, including holdings, if any, in a controlled foreign corporation, or a CFC, and a passive foreign investment company, or a PFIC, may produce taxable income prior to the receipt of cash relating to such income, and unitholders that are U.S. taxpayers will be required to take such income into account in determining their taxable income. In the event of an inadvertent termination of our partnership status for which the IRS has granted us limited relief, each holder of our common units may be obligated to make such adjustments as the IRS may require to maintain our status as a partnership. Such adjustments may require persons holding our common units to recognize additional amounts in income during the years in which they hold such units.

        In addition, because of our methods of allocating income and gain among our unitholders, you may be taxed on amounts that accrued economically before you became a unitholder. See "Material U.S. Federal Tax Considerations."

Our interest in certain of our businesses will be held through the intermediate holding company, which will be treated as a corporation for U.S. federal income tax purposes; such corporation will be liable for significant taxes and may create other adverse tax consequences, which could potentially adversely affect the value of your common units.

        In light of the publicly-traded partnership rules under U.S. federal income tax laws and other requirements, we will hold our interest in certain of our businesses through the intermediate holding company, which will be treated as a corporation for U.S. federal income tax purposes. In addition, certain assets acquired from KPE in the KPE Transaction will be contributed to the intermediate holding company. The intermediate holding company will be liable for significant U.S. federal income taxes and applicable state, local and other taxes that would not otherwise be incurred, which could adversely affect the value of your investment, and which could be increased if the IRS were to successfully reallocate deductions or income of the related entities conducting our business. We have not yet quantified the tax liability that our intermediate holding company will incur. Those additional taxes have not applied to our existing owners in our organizational structure in effect before the Transactions and will not apply to our existing owners following the Transactions until they exchange Group Partnership interests for interests in us.

Complying with certain tax-related requirements may cause us to invest through foreign or domestic corporations subject to corporate income tax or enter into acquisitions, borrowings, financings or arrangements we may not have otherwise entered into.

        In order for us to be treated as a partnership for U.S. federal income tax purposes and not as an association or publicly traded partnership taxable as a corporation, we must meet the qualifying income exception discussed below on a continuing basis and we must not be required to register as an investment company under the Investment Company Act. In order to effect such treatment, we or our subsidiaries may be required to invest through foreign or domestic corporations subject to corporate income tax, or enter into acquisitions, borrowings, financings or other transactions we may not have otherwise entered into.

Tax gain or loss on disposition of our common units could be more or less than expected.

        If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your adjusted tax basis allocated to those common units. Prior distributions to you in excess of the total net taxable income allocated to you will have decreased the tax basis in your common units. Therefore, such excess distributions will increase your taxable gain, or decrease your taxable loss, when the common units are sold and may result in a taxable gain even if the sale price is less than the original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income to you.

We may hold or acquire certain investments through an entity classified as a PFIC or CFC for U.S. federal income tax purposes.

        Certain of our funds' investments may be in foreign corporations or may be acquired through a foreign subsidiary that would be classified as a corporation for U.S. federal income tax purposes. Such an entity may be a PFIC or a CFC for U.S. federal income tax purposes. Unitholders indirectly owning an interest in a PFIC or a CFC may experience adverse U.S. tax consequences. See "Material U.S. Federal Tax Considerations—U.S. Taxes—Consequences to U.S. Holders of Common Units—Passive Foreign Investment Companies" and "—Controlled Foreign Corporations."

Non-U.S. persons face unique U.S. tax issues from owning common units and CVIs that may result in adverse tax consequences to them.

        We may be, or may become, engaged in a U.S. trade or business for U.S. federal income tax purposes, including by reason of investments in U.S. real property holding corporations, in which case some portion of our income would be treated as effectively connected income with respect to non-U.S. holders, or ECI. To the extent our income is treated as ECI, non-U.S. holders generally would be subject to withholding tax on distributions they receive of such income, would be required to file a U.S. federal income tax return for such year reporting their allocable share of income effectively connected with such trade or business and any other income treated as ECI, and would be subject to U.S. federal income tax at regular U.S. tax rates on any such income (state and local income taxes and filings may also apply in that event). Non-U.S. holders that are corporations may also be subject to a 30% branch profits tax on their distributions of such income. In addition, certain income from U.S. sources that is not ECI allocable to non-U.S. holders will be reduced by withholding taxes imposed at the highest effective applicable tax rate.

Tax-exempt entities face unique tax issues from owning common units that may result in adverse tax consequences to them.

        Generally, a tax-exempt partner of a partnership would be treated as earning unrelated business taxable income, or UBTI, if the partnership regularly engages in a trade or business that is unrelated to the exempt function of the tax-exempt partner, if the partnership derives income from debt-financed property or if the partner interest itself is debt-financed. In light of our intended investment activities, we are likely to derive income that constitutes UBTI because we will likely incur acquisition indebtedness. Consequently, a holder of common units that is a tax-exempt organization will likely be subject to unrelated business income tax to the extent that its allocable share of our income consists of UBTI.

We cannot match transferors and transferees of common units, and we will therefore adopt certain income tax accounting conventions that may not conform with all aspects of applicable tax requirements. The IRS may challenge this treatment, which could adversely affect the value of our common units.

        Because we cannot match transferors and transferees of common units, we will adopt depreciation, amortization and other tax accounting positions that may not conform with all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of common units and could have a negative impact on the value of our common units or result in audits of and adjustments to our unitholders' tax returns.

The sale or exchange of 50% or more of our capital and profit interests will result in the termination of our partnership for U.S. federal income tax purposes.

        We will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A termination of our partnership would, among other things, result in the closing of our taxable year for all unitholders. See "Material U.S. Federal Tax Considerations" for a description of the consequences of our termination for U.S. federal income tax purposes.

Unitholders may be subject to state and local taxes and return filing requirements as a result of owning our common units or CVIs.

        In addition to U.S. federal income taxes, our unitholders may be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future, even if our unitholders do not reside in any of those jurisdictions. Our unitholders may be required to file state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all U.S. federal, state and local tax returns that may be required of such unitholder. Our counsel has not rendered an opinion on the state or local tax consequences of owning our common units or CVIs.

We do not expect to be able to furnish to each unitholder specific tax information within 90 days after the close of each calendar year, which means that holders of common units who are U.S. taxpayers should anticipate the need to file annually a request for an extension of the due date of their income tax return.

        As a publicly traded partnership, our operating results, including distributions of income, dividends, gains, losses or deductions, and adjustments to carrying basis, will be reported on Schedule K-1 and distributed to each unitholder annually. It will require longer than 90 days after the end of our fiscal year to obtain the requisite information from all lower-tier entities so that K-1s may be prepared for the Partnership. For this reason, holders of common units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past April 15 or the otherwise applicable due date of their income tax return for the taxable year. See "Material U.S. Federal Tax Considerations—U.S. Taxes—Administrative Matters—Information Returns."

Our view on the U.S. federal income tax consequences of the issuance and settlement of the CVIs or the capital contribution adjustment mechanism, or CCAM, in the Group Partnership agreements could be challenged by taxing authorities making unitholders potentially subject to adverse tax consequences as a result of the issuance or settlement of the CVIs or the CCAM.

        The only authority discussing the U.S. federal income tax treatment of an instrument similar to the CVIs addresses a situation where the issuer was a corporation and terms and circumstances of the issuance were meaningfully different from the issuance of the CVIs. Based on the opinion of our tax counsel, we believe that because the CVIs are issued by a partnership to reflect the terms of the CCAM, the CVIs should be treated as an interest in our partnership that entitles you to share in adjustments with respect to our ownership interests in the Group Partnerships. As a result, we believe the issuance of the CVIs should not be a taxable event to you. There can be no assurances, however, that the IRS will agree with this interpretation, and if not, you could potentially become subject to adverse tax consequences. In addition, there can be no assurances regarding the tax treatment of the settlement of the CVIs. The IRS could also take the position that a holder of common units and CVIs has entered into a "straddle," which could affect your holding period in your common units and could result in disallowance or deferral of losses upon disposition of your common units.

        Similarly, there is no direct authority addressing the U.S. federal income tax treatment of the operation of an adjustment mechanism such as the CCAM contained in the Group Partnership agreements. Based on the opinion of our tax counsel, we believe that any adjustment to the number of units of each Group Partnership effected pursuant to the CCAM should not result in the recognition of gain or loss by you.

        The opinions of our tax counsel with respect to the CVIs and the CCAM are not definitive. The lack of direct authority entails that some doubt as to the tax treatment of the CVIs and the CCAM remains. Further, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge this interpretation and a court may sustain such a challenge. If the IRS were not to respect either the form of our settlement of the CVIs for common units or the CCAM in the Group Partnership agreements, you could be subject to adverse tax consequences at the time of settlement of the CVIs or at the time such adjustments are made. See "Material U.S. Federal Income Tax Considerations—U.S. Taxes—Consequences to U.S. Holders of KPE Transaction."

Unitholders may be allocated taxable gain on the disposition of certain assets, even if they did not share in the economic appreciation inherent in such assets.

        We and our intermediate holding company will be allocated taxable gains and losses recognized by the Group Partnerships based upon our percentage ownership in each Group Partnership. Our share of such taxable gains and losses generally will be allocated pro rata to our unitholders. In some circumstances, under the U.S. federal income tax rules affecting partners and partnerships, the taxable gain or loss allocated to a unitholder may not correspond to that unitholder's share of the economic appreciation or depreciation in the particular asset. This is primarily an issue of the timing of the payment of tax, rather than a net increase in tax liability, because the gain or loss allocation would generally be expected to be offset as a unitholder sold units.

Risks Related to Our Common Units and the Contingent Value Interests

Our common unit price may decline due to the large number of common units eligible for future sale and for exchange.

        The market price of our common units could decline as a result of sales of a large number of common units in the market after the Transactions or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell common units in the future at a time and at a price that we deem appropriate. Upon completion of the Transactions, we will have 995,637,639 common units outstanding, including common units that we expect to issue under our 2008 Equity Incentive Plan. All of the common units will have been received pursuant to the KPE Transaction and will be freely tradable without restriction or further registration under the Securities Act by persons other than our "affiliates." See "Common Units Eligible for Future Sale." Subject to lock-up restrictions described under "Plan of Distribution," we may issue and sell in the future additional common units.

        In addition, upon completion of the Transactions, KKR Holdings will own an aggregate of 79% of the outstanding Group Partnership units, on a fully diluted basis, prior to taking into account any adjustment related to the CVIs. Over time, KKR Holdings may distribute to its members these Group Partnership units. These members would then have the right to compel the Group Partnerships to redeem these Group Partnership units for cash or our common units, at the option of the Group Partnerships. The common units issued upon such exchanges would be "restricted securities," as defined in Rule 144 under the Securities Act, unless we register such issuances. However, we will enter into a registration rights agreement with KKR Holdings that will require us to register these common units under the Securities Act.

        The total number of our common units which may initially be issued under the 2008 Equity Incentive Plan is 19,912,753 (equivalent to 2% of the number of fully diluted common units outstanding upon completion of the Transactions). Beginning in 2009, the aggregate number of our common units covered by the 2008 Equity Incentive Plan may be increased on the first day of each fiscal year during its term to an amount equal to the total number of our common units which may initially be issued under the 2008 Equity Incentive Plan multiplied by a fraction, the numerator of which is the total number of our common units outstanding on the last day of the immediately preceding fiscal year and the denominator of which is the number of our common units outstanding upon completion of the KPE Transaction, unless the plan administrator should decide to increase the number of our common units covered by the 2008 Equity Incentive Plan by a lesser amount. The issuance of common units pursuant to awards under the 2008 Equity Incentive Plan would dilute common unitholders and KKR Holdings pro rata in accordance with their respective percentage interests in the Group Partnerships. In addition, our principals may, at their option, establish additional equity-based incentive plans or similar plans that would further dilute common unitholders.

        In addition, our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and options, rights, warrants and appreciation rights relating to partnership securities for the consideration and on the terms and conditions established by our Managing Partner in its sole discretion without the approval of our unitholders, including awards representing our common units under the 2008 Equity Incentive Plan. In accordance with the Delaware Limited Partnership Act and the provisions of our partnership agreement, we may also issue additional partner interests that have designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to our common units.

No public market for our common units currently exists, and you therefore will not be able to ascertain the market value of the common units you receive in the KPE Transaction unless and until such a market develops. If a public market in our common units develops, our common units may trade at a price which implies a value for KPE units that is lower than the value on the date of closing.

        There is currently no public market for our common units, and it will not be possible for one to develop until KPE unitholders receive our common units upon completion of the KPE Transaction. It is possible that no public market in our securities will develop or that, if a public market in our common units develops, our common units will trade below the price at which the KPE units traded on the date the purchase and sale agreement was executed or on any other date up to and including the completion of the KPE Transaction.

The market price of our common units may be volatile, which could cause the value of your investment to decline.

        Securities markets worldwide experience significant price and volume fluctuations. Recently, this volatility has been especially pronounced, as has the steep decline in the equity values of financial firms. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common units even if our operating performance is strong. Upon completion of the KPE Transaction, each KPE unitholder will receive one of our common units for each KPE unit it holds. Although the price of KPE units at the completion of the KPE Transaction may vary from their price on the date the purchase and sale agreement was executed, this exchange ratio is fixed in the purchase and sale agreement and KPE does not have the right to terminate the purchase and sale agreement solely because of changes in the market price of its units. In addition, our operating results could fail to meet the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or distributions to unitholders, additions or departures of key personnel, publication of research reports about our industry, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community and other risks, including the risks described in this prospectus, many of which factors are beyond our control, and in response the market price of our common units could decrease significantly.

We do not expect to engage in stabilizing transactions with respect to our common units in connection with this offering, and we have not engaged underwriters or other third parties who would engage in such transactions. Accordingly, the market price of common units that you receive in connection with this offering may be more volatile than comparable securities purchased in an underwritten initial public offering.

        We have not engaged underwriters or other third parties who would engage in transactions intended to stabilize, maintain or otherwise affect the market price of the common units upon listing on the NYSE, and we do not currently intend to engage in such transactions ourselves. Accordingly, the market price of the common units that you receive may fluctuate more dramatically than comparable securities purchased through an underwritten initial public offering in which the underwriters may, for example, sell more securities than they are obligated to purchase from the issuer or purchase securities in the open market in order to raise or maintain the market price of the securities above independent market levels or prevent or retard a decline in the market price of the securities.

Under certain circumstances, the CVIs will have no value and will be automatically terminated without any further consideration.

        The CVIs will be issued under the contingent value interests agreement between us and a trustee mutually acceptable to us and KPE, a form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. We refer to the contingent value interests agreement as the CVI Agreement and to each holder of a CVI as a CVI holder. The CVI Agreement limits our obligation to deliver consideration with respect to the CVIs. In particular, and as more fully described under "Description of Our Contingent Value Interests," if we determine at the maturity date for the CVIs that the average of the daily volume weighted average trading prices of our common units has met or exceeded a specified threshold during the 90 consecutive trading day period preceding the third trading day following the maturity of the CVIs, the CVIs will terminate and the CVI holders will receive no consideration with respect thereto. The CVIs will mature on the third business day following the earlier of (i) the third anniversary of the closing of the KPE Purchase or (ii) the occurrence of certain fundamental changes with respect to our business. Similarly, if at any time preceding such 90 consecutive trading day period we determine that the average of the daily volume weighted average trading prices of our common units has met or exceeded a specified threshold for 20 consecutive trading days (subject to the exclusion of certain trading days, as provided in the CVI Agreement), the CVIs will be extinguished and the CVI holders will receive no consideration with respect thereto. If we determine that the daily volume weighted average trading price of our common units has met or exceeded the applicable threshold during either period described above and the CVIs are accordingly terminated, the CVIs will have no value and will be automatically terminated without any further consideration.

        In addition, because the amount of consideration with respect to the CVIs that you would otherwise be entitled to receive will be adjusted downward by the cash amount of any distributions paid on the common units (or the fair market value of any such distributions not paid in cash), to the extent that you have sold your common units, you will not be able to benefit from such distributions, even though they may adversely affect the value of your CVIs.

Consideration owed to the holders of the CVIs, if any, will be subject to a cap as set forth in the CVI Agreement.

        Our obligation to deliver consideration with respect to the CVIs, if any, will be subject to a cap. Specifically, we will not be obligated to deliver, in consideration for the CVIs, common units (or their cash equivalent) exceeding 6% of our fully diluted common units as of the completion of the Transactions (or the cash equivalent thereof). This cap is subject to adjustment to account for dividends, distributions and certain other transactions.

The amount of the consideration required to be delivered to the holders of the CVIs will be based on the market value of our common units over a 90 consecutive trading day period.

        Subject to the cap described above, the amount of the consideration required to be delivered with respect to the CVIs will be based on the average of the daily volume weighted average trading prices of our common units over the 90 consecutive trading days preceding the third trading day preceding the maturity date of the CVIs. The average price of our common units over this 90 consecutive trading day period may differ significantly from the trading price of our common units on the maturity date of the CVIs. As a result, the consideration required to be delivered may have an actual value on the maturity date that is greater or less than the value that is required to be delivered under the CVI Agreement. In addition, if KKR Holdings elects to cause the CVIs to be settled in cash, the amount of the cash required to be delivered will also be based on the average of the daily volume weighted average trading prices of our common units over this 90 consecutive trading day period. As a result, the amount of cash required to be delivered with respect to the CVIs may be greater or less than the market value on the maturity date of the common units that would have been required to be delivered had KKR Holdings not caused the CVIs to be settled in cash.

Consideration owed to the holders of the CVIs, if any, will not be delivered prior to the date three years after the completion of the KPE Purchase, except in certain limited circumstances.

        The CVIs will mature on the earlier of (i) the third anniversary of the closing of the KPE Purchase and (ii) the occurrence of certain fundamental changes with respect to our business, including certain mergers, consolidations and asset sales. Accordingly, even if our common units fail to trade at favorable prices and our obligation to deliver consideration with respect to the CVIs is ultimately triggered, you may not receive this consideration for a considerable period of time. Because no interest will accrue on the CVIs absent a payment default, you will not receive any compensation for holding the CVIs between the closing of the KPE Purchase and our delivery of the consideration, if any, due with respect to the CVIs.

The CVIs are non-transferable except in very limited circumstances. Accordingly, there will be no public market for the CVIs, and you will be unable to sell them to a purchaser of your common units or otherwise.

        No CVI nor any beneficial interest therein may be directly or indirectly sold or in any other manner transferred or disposed of, in whole or in part, except for transfers to us and/or certain of our affiliates, transfers by operation of law (including the consolidation, merger or dissolution of an entity), certain transfers upon death or to estate planning trusts, transfers made pursuant to a court order and certain transfers by partnerships and limited liability companies to their partners or members. As a result, there will be no market for the CVIs and you will receive no value with respect to them unless and until we deliver the consideration, if any, that is due upon their maturity. Even if you elect to sell your common units, you will not be able to transfer any CVIs to the purchaser. This may have a negative impact on the value of the common units that you hold. See "Description of Our Contingent Value Interests—Transferability."

A change in control of our partnership may not constitute a "fundamental change" for purposes of the CVIs.

        The CVI Agreement contains no covenants or other provisions to afford protection to CVI holders in the event of a change in control of our partnership except to the extent described under "Description of Our Contingent Value Interests—Consolidation, Merger and Sale of Assets; Fundamental Changes." The term "fundamental change" is limited and may not include every change of control event that might adversely affect CVI holders. In certain circumstances, we may be subject to a change of control and a successor company may assume our obligations relating to the CVIs without the CVIs automatically maturing as a result. If this were to occur, the CVIs would be the obligation of the successor company, and we can make no assurance that the successor company would be able to fulfill its obligations under the CVI Agreement.

DISTRIBUTION POLICY

        We intend to make quarterly cash distributions to our unitholders in amounts that in the aggregate are expected to constitute substantially all of the cash earnings of our asset management business each year in excess of amounts determined by our Managing Partner to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business and our funds, to comply with applicable law and any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the ensuing four quarters. Our distribution policy reflects our belief that distributing substantially all of the cash earnings of our asset management business will provide transparency for our unitholders and impose on us an investment discipline with respect to the businesses and strategies that we pursue.

        We expect that our first quarterly distribution will be paid in                        in respect of the period from the completion of the Transactions through                        . Because we will not know what the cash earnings of our asset management business will be for any year until the end of such year, we expect that our first three quarterly distributions in respect of any given year will generally be smaller than the final quarterly distribution in respect of such year.

        Because we are a holding company and do not own any material cash-generating assets other than our direct and indirect interests in the Group Partnerships, we will depend on cash distributions that we receive on the Group Partnership units that we hold directly or through our intermediate holding company to fund any distributions that we make on our common units. Our Managing Partner intends to cause the Group Partnerships to make distributions on the Group Partnership units that we directly and indirectly hold in amounts that are sufficient to allow us to fund any distributions that are declared on our common units. We will fund distributions, if any, in three steps:

  •
  first, our Managing Partner will cause the Group Partnerships to make distributions to holders of Group Partnership units pro rata in accordance with their respective percentage interests in the Group Partnerships;

  •
  second, we will cause our intermediate holding company to distribute to us its share of such distributions, after deducting taxes and amounts payable under the tax receivable agreement; and

  •
  third, we will distribute our net share of such distributions to our unitholders on a pro rata basis.

        The actual amount and timing of distributions on our common units will be subject to the discretion of our Managing Partner's board of directors, and we cannot assure you that we will in fact make distributions as intended or at all. In particular, the amount and timing of distributions will depend upon a number of factors, including, among others, our available cash and current and anticipated cash needs; general economic and business conditions; our strategic plans and prospects; our results of operations and financial condition; our capital requirements; legal, contractual and regulatory restrictions on the payment of distributions by us or our subsidiaries, including restrictions contained in our debt agreements, and such other factors as the board of directors of our Managing Partner considers relevant. In addition, under Section 17-607 of the Delaware Limited Partnership Act, we will not be permitted to make a distribution if, after giving effect to the distribution, our liabilities would exceed the fair value of our assets.

        If the general partners of the Group Partnerships determine that distributions from the Group Partnerships would otherwise be insufficient to cover the tax liabilities of a holder of a Group Partnership unit, the partnership agreement of each Group Partnership will provide for tax distributions to the holders of Group Partnership units to the extent that funds are available. Generally, these tax distributions will be computed based on our estimate of the net taxable income of the relevant Group Partnership allocable to a holder of a Group Partnership unit multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the non-deductibility of certain expenses and the character of the income). If we had completed the Transactions on January 1, 2007, the assumed effective tax rate for the tax year ended December 31, 2007 would have been approximately 46%. A portion of any such tax distributions received by us, net of amounts used by our subsidiaries to pay their tax liability, will be distributed to our unitholders. Such amounts are generally expected to be sufficient to permit our U.S. unitholders to fund their estimated U.S. tax obligations (including any federal, state and local income taxes) with respect to their distributive shares of net income or gain, after taking into account any withholding tax imposed on us. We cannot assure you that, for any particular unitholder, such distributions will be sufficient to pay the unitholder's actual U.S. or non-U.S. tax liability.

        Historically, we typically have made cash distributions to our existing owners when we received significant distributions from our funds. In addition, we have historically made cash distributions to our senior principals annually in connection with the payment to us of management and other fees. These distributions were not made pursuant to any agreement. For the fiscal years ended December 31, 2006 and 2007 and the six months ended June 30, 2008, we made cash and in-kind distributions of $1.1 billion, $1.3 billion and $190.2 million, respectively, to our existing owners.

        Prior to the completion of the Transactions, we will continue to make distributions to our existing owners in the ordinary course of our business. Prior to the completion of the Transactions, we will also make one or more cash and in-kind distributions to certain of our existing owners representing substantially all of our available cash-on-hand, certain receivables of our management companies and capital markets companies and certain personal property (consisting of non-operating assets) of the management company for our private equity funds. If the Transactions had occurred on June 30, 2008, we estimate that the aggregate amount of such distributions would have been $99.5 million as of such date. However, the actual amount of such distributions will depend on the amounts of our available cash-on-hand and receivables of our management companies and capital markets companies and the book value of the distributed personal property at the time of distribution.

CAPITALIZATION

        The following table presents KKR's combined cash and cash equivalents and capitalization as of June 30, 2008:

  •
  on an actual basis (KKR Group); and

  •
  on a pro forma basis giving effect to the Transactions as described under "Unaudited Pro Forma Financial Information."

        You should read this information together with the information included elsewhere in this prospectus, including the information set forth under "Organizational Structure," "Unaudited Pro Forma Financial Information," "KKR Management's Discussion and Analysis of Financial Condition and Results of Operations" and the KKR Group's combined financial statements and related notes thereto.

	June 30, 2008
	Actual (KKR Group)	Pro Forma
	($ in thousands)
Cash and cash equivalents	$117,992	$109,580
Cash and cash equivalents held at consolidated entities	783,946	772,188
Restricted cash and cash equivalents	78,819	78,819

Total cash, cash equivalents and restricted cash	$980,757	$960,587

Debt obligations	$1,947,547	$1,947,547
Due to affiliates	9,007	46,365
Accounts payable, accrued expenses and other liabilities	953,856	873,453

Total liabilities	2,910,410	2,867,365
Non-controlling interests in consolidated entities	29,710,041	26,791,702
Partners' capital	1,379,875	3,396,350
Accumulated other comprehensive income	11,815	2,482

Total partners' capital	1,391,690	3,398,832

Total capitalization	$34,012,141	$33,057,899

THE KPE TRANSACTION

KKR Private Equity Investors, L.P.

        KKR Private Equity Investors, L.P. is a Guernsey limited partnership that is admitted to listing and trading on Euronext Amsterdam under the symbol "KPE." KPE has historically focused primarily on making private equity investments in our portfolio companies and funds but has the flexibility to make other types of investments, including in fixed income and public equity. All of KPE's investments are made through a lower-tier partnership, which we refer to as the Acquired KPE Partnership, of which KPE is the sole limited partner. KPE's only material assets are the interests that it holds in the Acquired KPE Partnership.

The KPE Transaction

        On July 27, 2008, we entered into a purchase and sale agreement with KPE, pursuant to which we have agreed to acquire all of the assets of KPE, including all of the interests in the Acquired KPE Partnership held by KPE, and assume all of the liabilities of KPE and its general partner, in exchange for common units and CVIs to be issued by us. We have filed the purchase and sale agreement as an exhibit to the registration statement of which this prospectus forms a part. Under the purchase and sale agreement, KPE unitholders will receive in the aggregate approximately 204,902,226 of our common units in connection with the KPE Transaction, which will represent 21% of our outstanding limited partner interests upon the completion of the Transactions on a fully diluted basis, prior to taking into account any adjustment related to the CVIs. Pursuant to a distribution by KPE to its unitholders, KPE unitholders will receive one of our common units and one CVI for each KPE unit held. The KPE Transaction will be consummated subsequent to the completion of the Reorganization Transactions and to the authorization for listing of the common units on the NYSE.

        The CVIs will entitle their holders to receive a variable amount of our common units or cash on the earlier of (i) the third business day following the third anniversary of their issue date in the event that the trading price of our common units over an averaging period plus the cumulative distributions paid on our common units from the issue date are less than $22.25 per common unit and (ii) the occurrence of certain fundamental changes with respect to our business, including certain mergers, consolidations and asset sales. Any consideration required to be delivered to CVI holders will be subject to a cap, such that the maximum consideration delivered in respect of a CVI will not, in the aggregate, exceed 0.2857 common units or $4.9444 of cash. The actual amount of consideration delivered to holders of CVIs, if any, may be lower and will ultimately depend on the trading price of our common units and the amount of distributions made thereon. See "Description of Our Contingent Value Interests."

        Upon completion of the KPE Purchase, we will directly or indirectly contribute all of the interests of the Acquired KPE Partnership and any other assets acquired from KPE to the Group Partnerships in exchange for Group Partnership units. Certain of these Group Partnership units will be held through an intermediate holding company that will be taxable as a corporation for U.S. federal income tax purposes. These Group Partnership units will initially provide us with a 21% economic interest in each of the Group Partnerships and allow us to share ratably in the assets, liabilities, profits, losses and distributions of the Group Partnerships. The balance of the Group Partnership units will be held by our current principals through their interests in KKR Holdings and will be accounted for in our consolidated financial statements as non-controlling interests in consolidated entities. KKR's combined financial statements include the general partner of the Acquired KPE Partnership, which has historically consolidated the Acquired KPE Partnership as the primary beneficiary. In connection with the KPE Transaction, we will acquire all outstanding non-controlling interests in the Acquired KPE Partnership, which will become a wholly-owned subsidiary of our Group Partnerships.

        If KPE unitholders holding at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by us and our affiliates) consent to the KPE Transaction, the KPE partnership agreement will be amended, subject to consultation with Euronext Amsterdam, to permit KPE's general partner to make in-kind distributions out of KPE's assets outside of a liquidation situation. The relevant amendment was unanimously approved by the board of directors of KPE's general partner, which we refer to as the KPE Board, acting upon the unanimous recommendation of KPE's general partner's directors who are independent of each of KPE and KKR and its affiliates under the standards of the NYSE in order for any action to be taken with respect thereto. We refer to these independent directors as the KPE Independent Directors.

        As promptly as practicable upon the closing of the KPE Purchase, KPE will distribute in the KPE Distribution to its unitholders all of the common units and CVIs it receives, which distribution will be structured as an in-kind distribution under the KPE partnership agreement. This in-kind distribution will result in a distribution of all of the assets of KPE, which will result in a termination of KPE under its partnership agreement. In connection with the KPE Distribution, KPE will be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act of 1933.

Legal Requirements and Consent Solicitation

        The KPE partnership agreement provides that we may enter into and consummate a transaction with KPE provided that the terms of the transaction are permitted by and approved in accordance with the provisions of the memorandum and articles of association of KPE's general partner. The memorandum and articles of association of KPE's general partner provide that certain actions, including any transaction between KPE and us or our affiliates (other than certain preapproved transactions) require the special approval of a majority of the KPE Independent Directors. On July 27, 2008, the purchase and sale agreement was unanimously approved by the KPE Board, acting upon the unanimous recommendation of the KPE Independent Directors. See "—Background of the KPE Transaction."

        Under the KPE partnership agreement, KPE unitholders, in their capacities as limited partners of KPE, may not take part in the management or control of the business and affairs of KPE. While unitholders have the right to consent to certain types of amendments to the partnership agreement, they are not entitled to vote on or approve any other matters relating to KPE, including any matters relating to the KPE Transaction.

        While not required by the KPE partnership agreement or by any applicable legal, regulatory or other requirement, KPE has voluntarily elected to undertake a consent solicitation pursuant to which KPE unitholders will be asked to consent to the KPE Transaction. The decision to voluntarily undertake a consent solicitation was made based on the extraordinary nature of the transaction. If unitholders holding at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by us or our affiliates) consent to the KPE Transaction and the other conditions precedent in the purchase and sale agreement are satisfied or waived, we will hold a closing of the KPE Purchase as soon as reasonably practicable thereafter. Trading of KPE units on Euronext Amsterdam is expected to cease and trading of our common units on the NYSE is expected to begin following the completion of the KPE Distribution.

        KPE's general partner expects to mail consent solicitation statements, a form of which is filed as an exhibit to the registration statement of which this prospectus forms a part, to KPE unitholders on or about                        . In order to be considered, consents must be completed, signed, dated and received by KPE's general partner before the expiration of the consent solicitation at                        on                         , or such later date and time as mutually agreed by us and KPE. The failure of a KPE unitholder to consent to the KPE Transaction prior to the expiration will have the same effect as returning a consent form indicating non-consent.

        In addition to soliciting consents by mail, KPE's general partner and its directors, officers, employees and agents may solicit consents in person, by telephone or otherwise. KPE also expects to request that brokers, banks and other nominees solicit consents from their principals, and KPE may be required to pay such brokers, banks and nominees certain expenses they incur for those activities. Innisfree M&A Incorporated, a proxy soliciting firm, has been retained to assist KPE in the solicitation of proxies.

        Each KPE unitholder of record as of                        will be entitled to one consent per each unit held. The approval of the consummation of the KPE Transaction requires the consent of the holders of at least a majority of the KPE units outstanding on the record date, excluding from the numerator and the denominator any KPE units whose consent rights are controlled by us or our affiliates. As of June 30, 2008, KPE had 204,902,226 units outstanding.

        Neither the organizational documents of KPE nor applicable law entitle KPE unitholders to exercise any dissenters' rights of appraisal in connection with the KPE Transaction.

        For a description of certain differences between the rights of our unitholders and the rights of KPE unitholders, see "Comparative Rights of Our Unitholders and KPE Unitholders."

Regulatory Requirements

        KPE is regulated by the Guernsey Financial Services Commission. We have provided written notice regarding the KPE Transaction to the Guernsey Financial Services Commission, and we must provide additional notices in the event of any further material changes with respect to KPE.

        KPE units are admitted to trading and listed on Euronext Amsterdam. As a result thereof, KPE is subject to Dutch securities laws and regulations and supervision by the Netherlands Authority for the Financial Markets.

        Upon completion of the KPE Transaction, KPE will be dissolved as a limited partnership, will cease to be registered in Guernsey, its units will be delisted from Euronext Amsterdam and its registration with the Netherlands Authority for the Financial Markets will be terminated. KPE will be liquidated by its general partner acting as the liquidator. While KPE will be required to make certain filings and notices with relevant authorities in the Netherlands and Guernsey, there are no legal, regulatory or other requirements in Guernsey or the Netherlands that would require KPE unitholders to consent to the KPE Transaction.

Background of the KPE Transaction

        On July 3, 2007, we filed with the SEC a registration statement for a proposed initial public offering of our common units. The registration statement related to an aggregate amount of $1.25 billion of common units and we expected to use the net proceeds from the offering to grow our business, to make additional capital commitments to our funds and portfolio companies, and for general corporate purposes. We filed two amendments to the registration statement in the second half of 2007 to update the financial information presented in the registration statement and to respond to comments from the staff of the SEC. We initially expected to complete the proposed offering during the fourth quarter of 2007.

        Beginning in late June 2007, the United States experienced considerable turbulence in the housing and sub-prime mortgage markets. Debt and equity markets came under pressure in the latter part of 2007 as concerns about an economic slowdown were factored into valuations. In addition, debt and equity underwriting declined meaningfully in the second half of 2007 and into 2008. In light of these factors, we, in consultation with our advisors, evaluated market conditions and alternative transaction structures. In the first half of 2008 we developed a proposal to combine our asset management business and the assets of KPE in an all-stock transaction. We believed the transaction would bolster our position as a leading global asset manager and more fully align our economic and strategic interests with those of KPE's unitholders. The proposed transaction would also address concerns relating to the trading price of KPE's units, which traded at a discount to its NAV, and result in a public listing for our common units on the NYSE.

        On June 12, 2008, at a meeting of the KPE Board, Messrs. Kravis and Roberts presented an initial proposal from us to combine our asset management business with the assets of KPE in an all-stock transaction. In particular, under such proposal we would have acquired all of the assets of KPE and the consideration offered to the holders of units (including the holders of depositary units) of KPE would have consisted of 20% of the equity interests in the combined entity, while our principals would have retained the remaining 80% of the equity interest in the combined entity. In conjunction with the proposed transaction, we would become publicly listed on the NYSE. In addition, following completion of the proposed transaction, KPE would be dissolved and delisted from Euronext Amsterdam.

        At that meeting, Messrs. Kravis and Roberts also discussed the strategic rationales for us and KPE to enter into the proposed transaction. Mr. Scott Nuttall, one of our senior principals, Mr. David Sorkin, one of our senior principals and general counsel of our Managing Partner, and representatives of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, our financial advisors, assisted Messrs. Kravis and Roberts in the presentation.

        Messrs. Christopher Hill, Remmert Laan, and Gérard Lamarche, the KPE Independent Directors, inquired about various aspects of the proposal, including valuation, the timing of the proposed transaction and the transaction process. Mr. Sorkin noted that we would support a requirement to have the proposed transaction conditioned upon it being consented to by a majority of the KPE unitholders even though this was not required by law or pursuant to the organizational documents of KPE or its general partner. The KPE Independent Directors discussed with our representatives whether the KPE units held by us and our affiliates would be counted in the proposed majority consent requirement of the unitholders, but a determination was not made at the June 12 meeting.

        Mr. Sorkin also noted that Messrs. Kravis and Roberts had interests in the proposed transaction and, as a result, under the organizational documents of KPE's general partner, the transaction would require the affirmative vote of a majority of the KPE Independent Directors.

        At the June 12 meeting, the KPE Independent Directors requested that the KPE Board grant the KPE Independent Directors the authority to retain one or more financial advisors and legal counsel to assist them in evaluating the proposed transaction.

        Following the June 12 meeting, the KPE Independent Directors formed a working group, which became a forum for regular coordination, updates and discussions among the KPE Independent Directors and their advisors on the evaluation of the proposed transaction, and together with us, the KPE Independent Directors formed another working group (including the KPE Independent Directors, KKR representatives and our respective advisors), which became a forum for the KPE Independent Directors and us to exchange information on the proposed transaction and discuss the terms of the proposed transaction.

        Over the following days, the KPE Independent Directors made arrangements to select a number of advisors and to organize the process by which they would consider and evaluate the proposed transaction.

        On June 18, 2008, the KPE Independent Directors held a telephonic meeting. The purpose of the meeting was to establish the decision-making process and the timetable for the KPE Independent Directors' assessment of the proposed transaction. Ms. Kendra Decious, the Chief Financial Officer of KPE's general partner, attended a portion of the meeting and presented a brief summary of the proposed transaction and responded to questions raised by the KPE Independent Directors and their advisors.

        The KPE Independent Directors then decided to appoint financial, legal, tax, accounting and other advisors, which we refer to as the KPE Advisors, to assist them in their evaluation of the proposed transaction. In selecting their advisors, the KPE Independent Directors gave consideration to their qualifications, experience and expertise in the areas of business engaged in by us and KPE and in transactions of the type contemplated by the proposed transaction. The KPE Independent Directors were informed that each of Citigroup Global Markets Limited, which we refer to as Citi, and Lazard Frères & Co. LLC, which we refer to as Lazard, and their respective affiliates in the past have provided, and currently provide, investment banking, commercial banking and/or financial advisory services to us and our affiliates, for which they have received and expect to receive compensation. In the case of Citi, the services that Citi has in the past provided, and is currently providing to us and our affiliates, are extensive. The KPE Independent Directors considered the potential impact of the performance of such services and the corresponding relationships on the financial advisory services to be provided by the financial advisors in connection with the KPE Transaction. Following a discussion, the KPE Independent Directors decided to retain Citi as sole financial advisor to KPE (with the understanding that Citi would only accept instructions from the KPE Independent Directors in connection with its engagement) due to Citi's familiarity with and knowledge of our business and structure resulting from other recent engagements (including Citi's recent role in relation to our proposed IPO in 2007), and in light of Citi's undertakings, set forth in its engagement letter, that it would act independently of us and our affiliates and in the best interests of KPE and the KPE Independent Directors. The KPE Independent Directors also decided to retain Lazard as financial advisor to the KPE Independent Directors due to Lazard's qualification, experience and expertise and in light of Lazard's confirmation, set forth in its engagement letter, that it did not believe that its past and existing relationships with us and our affiliates would impact Lazard's ability to act or preclude Lazard from acting independently of us and our affiliates (other than KPE or its general partner) in rendering its services to the KPE Independent Directors for purposes of the KPE Transaction. The KPE Independent Directors also engaged Bredin Prat, acting as lead counsel in cooperation with Cravath, Swaine & Moore LLP, as U.S. counsel, Ogier, as Guernsey counsel, and De Brauw Blackstone Westbroek N.V., as Dutch counsel. The terms and conditions of the engagements of the KPE Advisors were set by the KPE Independent Directors without our interference. The KPE Independent Directors determined that the engagement of the KPE Advisors would be subsequently submitted to the full KPE Board for formal approval.

        Following the appointment of the KPE Advisors, Bredin Prat, in coordination with the other legal advisors, reviewed with the KPE Independent Directors their role in connection with the proposed transaction and related matters. The KPE Independent Directors determined the guidelines relating to their review and decision-making process regarding the proposed transaction. Such guidelines provided the KPE Independent Directors with the sole authority to, among other things: set up their own operating procedures (including participation in meetings, timing and pace of the decision-making process); select their advisors and determine the terms and conditions of such advisors' engagement without our interference; negotiate, directly or through the KPE Advisors, the terms of the proposed transaction for and on behalf of KPE; recommend that the KPE Board approve or decline to approve the proposed transaction or approve it conditioned upon certain amendments to its terms. In addition, under such guidelines, the KPE Independent Directors determined that if they were to give a recommendation to the KPE Board to approve and enter into the proposed transaction, such recommendation would be required to be unanimously determined by the three KPE Independent Directors notwithstanding that there was no such unanimity requirement under applicable law or under the organizational documents of KPE or its general partner. Such guidelines and the terms and conditions of the KPE Advisors' engagement were subsequently unanimously approved by the full KPE Board.

        Concurrently with the review and discussions regarding the proposed transaction, on or about June 20, 2008, KPE and one of our affiliates executed a confidentiality agreement and additional confidentiality agreements were executed with certain of the KPE Advisors. Following the execution of these confidentiality agreements, the KPE Advisors, on behalf of KPE, commenced their review of our business.

        During the period from June 20, 2008 through July 27, 2008, the KPE Advisors held numerous conversations with our advisors regarding the proposed transaction and our business. The KPE Advisors reported regularly to the KPE Independent Directors and discussed their findings, the progress of their analysis and related issues among each other and with the KPE Independent Directors on a regular basis.

        On June 20, 2008, the KPE Independent Directors, our representatives and respective financial advisors and lead legal counsel held a telephonic meeting. During that meeting, the discussion focused primarily on the decision-making process of the KPE Independent Directors and on the timing of announcement and consummation of the proposed transaction. The KPE Independent Directors reiterated that their overarching objective was to ensure that any transaction is fair to the KPE unitholders (other than us and our affiliates) and requested that we provide additional information about our business and the structure of the proposed transaction.

        On June 24, 2008, representatives from Citi met with our representatives to discuss the diligence materials provided to the KPE Advisors and to perform due diligence on certain materials provided to Citi.

        On June 26, 2008, Simpson Thacher & Bartlett LLP, acting as lead legal counsel to KKR, circulated an initial draft of the purchase and sale agreement for the proposed transaction.

        The KPE Independent Directors met again on June 27, 2008. Ms. Decious was invited to attend a portion of the meeting. The discussion first focused on the accounting and tax treatment of the proposed transaction. Following such discussions, Bredin Prat, in coordination with Cravath, Swaine & Moore LLP, Ogier and De Brauw Blackstone Westbroek N.V., summarized the various legal requirements applicable to the proposed transaction, including the duties of the KPE Independent Directors under Guernsey laws and KPE's disclosure obligations under Dutch laws. Bredin Prat also discussed the initial draft of the purchase and sale agreement. Citi then summarized for the KPE Independent Directors the review of our business and the KPE business that had been performed to date.

        On June 27, 2008, Mr. Lamarche, on behalf of the KPE Independent Directors, informed us that the KPE Independent Directors were continuing their work on the evaluation of the proposed transaction but in order to make an informed decision they would need to obtain further information on our business and proposed structure of the combined business. He also conveyed the importance to the KPE Independent Directors that the proposed transaction be structured in a way that would protect the KPE unitholders in certain circumstances against the risk of a failure to achieve and maintain a price of our common units equal to at least the current NAV of KPE and that, if the proposed transaction were ultimately announced, the information disclosed to the public would need to be sufficient for the market to properly assess the value of the combined business.

        Subsequent to the June 27 meeting, Bredin Prat also conveyed to Simpson Thacher & Bartlett LLP the key issues of the KPE Independent Directors relating to the initial draft purchase and sale agreement. The key issues conveyed by Bredin Prat related to (i) the absence of any mechanism to adjust our and the KPE unitholders' relative ownership percentages to account for the uncertainty regarding the value of our business relative to the NAV of KPE, (ii) the desire for additional comfort and certainty with respect to the implementation of the Reorganization Transactions and our structure upon the closing of the KPE Transaction, (iii) the exceptions to the definition of material adverse effect, (iv) the scope of the representations and warranties to be given by KPE and by us, (v) the conditions to the closing of the proposed transaction, (vi) the inclusion of a covenant regarding the conduct of our business between the signing of the purchase and sale agreement and the closing of the KPE Transaction and (vii) the level of cooperation and coordination among KPE, the KPE Independent Directors and us in connection with the preparation of this prospectus, the consent solicitation materials to be distributed to KPE unitholders and other communications documents that may be prepared by us.

        Over the following days, the KPE Advisors negotiated certain terms of the proposed transaction with us and our advisors on behalf of the KPE Independent Directors and continued their analysis and investigation of our business.

        On July 3, 2008, Mr. Kravis met with the KPE Independent Directors. At this meeting, in reaction to concerns expressed by the KPE Independent Directors on June 27, 2008, Mr. Kravis presented the KPE Independent Directors with a revised proposal which included the issuance of contingent value interests, which we refer to as CVIs, designed to provide protection for the KPE unitholders against a decline in the trading value of our units. The proposed terms of the CVIs included (i) valuation protection in the event the trading price of our common units was at or below $20.00, which we refer to as the strike price, (ii) a cap on the consideration to be delivered to the KPE unitholders upon settlement of 5% of the equity (or an equivalent amount of cash) of the combined business as of the date of completion of the proposed transaction and (iii) an extinguishment feature providing that the CVIs would terminate if the trading price for our common units exceeded $24.00 for each day over a 10 trading day reference period. The strike price of $20.00 was selected by us to achieve the proper balance by providing an adjustment for trading prices that were only $2.25 below KPE's expected June 30, 2008 NAV while also allowing us to retain no less than 75% of the equity interests in the combined business for our existing and future principals. The proposed terms of the CVI were developed by us so that our principals would retain sufficient equity interests in our business and that their long-term interests would be appropriately aligned with our other stakeholders while at the same time providing a proposal that would be responsive to the concerns expressed by the KPE Independent Directors.

        After the meeting with Mr. Kravis, on July 3, the KPE Independent Directors discussed with the KPE Advisors the terms of the revised proposal by Mr. Kravis made on our behalf and asked their financial advisors to review the proposed terms of the CVIs. Citi and Lazard also updated the participants regarding the status of their review and preliminary analyses of our and KPE's respective businesses, and Bredin Prat provided an update on the various workstreams.

        On July 4, 2008, several of our representatives, including Messrs. Kravis, Nuttall, and Sorkin and Mr. William Janetschek, the Chief Financial Officer of our Managing Partner, presented to the KPE Independent Directors and representatives of the KPE Advisors an overview of our business, the contents of the communications materials and the main proposed terms of the CVIs.

        On July 7, 2008, at a meeting of the KPE Independent Directors and the KPE Advisors, Citi and Lazard reviewed our revised proposal, specifically focusing on the proposed terms of the CVIs. Bredin Prat provided an update on the purchase and sale agreement negotiations. The participants then discussed the contents of the communications materials. The KPE Advisors also provided the KPE Independent Directors with an update on their financial, legal and tax due diligence.

        On July 8 and July 9, 2008, Citi and Lazard met with our financial advisors, to discuss, on behalf of the KPE Independent Directors, the terms of the proposed transaction. As a result of such discussions, we submitted a revised proposal to the KPE Independent Directors containing the following improved terms: (i) the transaction would be conditioned upon obtaining the consent of the KPE unitholders holding more than 50% of KPE's units, excluding from the numerator and the denominator, the KPE units whose consent rights are controlled by us or our affiliates; (ii) the strike price of the CVIs was increased from $20.00 per CVI to a level that would equal the NAV of KPE as at June 30, 2008, which resulted in an increase of the strike price by $2.25 per CVI; (iii) the cap on the consideration to be delivered to the KPE unitholders upon settlement of the CVIs was increased from 5% to 6% of the equity (or an equivalent amount of cash) of the combined business as of the date of completion of the proposed transaction; and (iv) the reference period for determining if the extinguishment feature of the CVIs is triggered was increased from 10 trading days to 20 trading days. These revised terms were proposed to address the KPE Independent Directors' concerns that the prior proposal included a CVI strike price below the NAV of KPE as of June 30, 2008 and the KPE Independent Directors' belief that the reference period for the extinguishment feature was not sufficiently long to allow all KPE unitholders to exit their investment above such NAV. For additional information about the CVIs, see "Description of Our Contingent Value Interests."

        On July 10, 2008, Citi and Lazard reported to the KPE Independent Directors on the discussions that had taken place between the financial advisors of both sides and made a presentation on the revised CVI proposal. The KPE Independent Directors decided to continue to discuss the terms of the proposed transaction with us.

        On July 10, 2008, the KPE Independent Directors requested that we provide a complete revised proposal on July 13, 2008.

        On July 11, 2008, Messrs. Kravis and Roberts discussed certain terms of the proposed transaction with the KPE Independent Directors.

        On July 13, 2008, we submitted a revised proposal under which the consideration offered to the KPE unitholders was increased from 20% to 21% of our fully diluted equity as of the date of completion of the proposed transaction. Also on July 13, 2008, Simpson Thacher & Bartlett LLP delivered a revised draft of the purchase and sale agreement to Bredin Prat.

        On July 14, 2008, the KPE Advisors, acting on behalf of the Independent Directors, provided us with comments on the revised proposal.

        On July 14, 2008, the audit committee of the KPE Board met with Ms. Decious and our representatives to discuss the NAV of KPE and other financial information as at June 30, 2008 so that the audit committee would be in a position to present a recommendation to the KPE Board concerning KPE's financial report for the quarter ended June 30, 2008.

        On July 15, 2008, the KPE Independent Directors notified us that they were generally supportive of the proposed transaction, although they noted that there could be no recommendation without the resolution of a number of outstanding issues and requests, including due diligence, completion of negotiation of the purchase and sale agreement and agreement on various other matters, all of which would be required to be addressed by us in a revised proposal.

        On July 16, 2008, Bredin Prat, acting on behalf of the KPE Independent Directors, provided Simpson Thacher & Bartlett LLP with a revised version of the purchase and sale agreement which included comments from the KPE Advisors.

        Throughout the weeks of July 14, 2008 and July 21, 2008, our legal counsel and the KPE Independent Directors' legal counsel, continued reviewing, negotiating and revising the contractual documentation on behalf of their respective clients, including the purchase and sale agreement, the CVI Agreement and the various other agreements and documents relating to the structure of the combined entity following the consummation of the proposed transaction.

        The KPE Independent Directors and the KPE Advisors met on several occasions to discuss the structure of the combined entity following the consummation of the proposed transaction including governance arrangements. The KPE Advisors also discussed the structure with us and our advisors and reviewed and commented on the agreements designed to implement such structure.

        On July 24, 2008, Bredin Prat provided Simpson Thacher & Bartlett LLP with a further revised version of the purchase and sale agreement which included comments from the KPE Advisors.

        On July 25, July 26, and July 27, 2008, Bredin Prat and Cravath, Swaine & Moore LLP held meetings in New York with Simpson Thacher & Bartlett LLP and with Mr. Sorkin with a view towards resolving certain outstanding contractual and other legal issues.

        On July 27, 2008, we presented a final proposal, which included the negotiated terms of the contractual documentation and the final communications materials relating to the proposed transaction.

        On July 27, 2008, the KPE Independent Directors met to consider the final proposal. During this meeting, representatives of each of Citi and Lazard made financial presentations and rendered their respective oral opinions, confirmed by the delivery of their respective written opinions, that as of July 27, 2008 and based upon and subject to the procedures followed, assumptions made and matters considered by them, the qualifications stated in their written opinions and the limitations on the review undertaken by them, the exchange ratio (defined as the number of KKR common units and CVIs to be received for each KPE unit in the KPE Transaction), was fair, from a financial point of view, to the holders of KPE units (other than us and our affiliates). See "—Opinions of Financial Advisors." Bredin Prat also delivered a presentation on (i) the terms of the contractual documentation, (ii) the legal work carried out by the legal advisors, and (iii) the next steps between signing of the purchase and sale agreement and completion of the KPE Transaction.

        The KPE Independent Directors unanimously recommended to the KPE Board that the KPE Board approve the execution, delivery and performance of, and the consummation of the transactions contemplated by, the purchase and sale agreement.

        Following the meeting of the KPE Independent Directors, the full KPE Board met, and based on the unanimous recommendation of the KPE Independent Directors, unanimously approved the execution, delivery and performance of, and the consummation of the transactions contemplated by, the purchase and sale agreement, by KPE's general partner.

        Following the KPE Board meeting, we and KPE executed the purchase and sale agreement and issued a press release announcing the KPE Transaction.

Our Reasons for the KPE Transaction

        Our decision to undertake the KPE Transaction is based on our conclusion that the KPE Transaction will benefit KPE unitholders and other stakeholders over the long term. We view the KPE Transaction as part of our continued commitment to KPE and its unitholders, who supported us in KPE's initial offering and have remained committed to us. We believe that the KPE Transaction offers a superior opportunity to KPE unitholders. In particular:

Unlocks Value and Enhances Liquidity

        Through a listing on the NYSE, KPE unitholders will have access to a broader investor base and a significantly more liquid trading market for their securities. In addition to obtaining greater liquidity, as our unitholders, KPE investors will receive regular distributions of substantially all of the cash earnings generated by our asset management business annually.

Ownership of a Global Alternative Asset Manager with Significant Growth Potential and Diversity

        The KPE Transaction provides KPE unitholders with a new opportunity to participate in all the economics of our business, as opposed to only our private equity investments, and will allow our principals and KPE unitholders to share together in attractive growth opportunities. We believe that the KPE Transaction will bolster our position as one of the world's leading alternative asset managers and further enhance our business diversity, scale, capital and growth prospects, all to the benefit of KPE unitholders.

Further Aligns Our Economic and Strategic Interests

        The KPE Transaction will more fully align the interests of our principals and those of KPE unitholders, as we all will own the same equity and share in the same income streams. KPE unitholders will gain broad exposure to all of our activities and will no longer bear the expense of fees and carry on their investments, which are currently paid out of KPE's assets.

Significant Valuation Protection

        KPE unitholders are being provided with significant valuation protection through the opportunity to obtain additional consideration in the event that the trading price of our common units over an averaging period plus the cumulative amount of distributions on our common units is below a strike price tied to the NAV of KPE as of June 30, 2008 ($22.25 per unit). This additional consideration may result in the issuance to KPE unitholders of up to an additional 6% of our fully diluted common units as of the completion of the Transactions or the cash equivalent thereof.

Enhances Our Ability to Build New Businesses

        We believe there are significant opportunities for us to build new businesses by leveraging the intellectual capital of our firm and increasing the utilization of our people. While our industry teams conduct in-depth research and have developed specific views on trends and companies in their industries, a large number of opportunities that we consider do not result in actual transactions. Historically, when we have been unable to complete a transaction, much of the work that we had completed remained unused. With our integrated efforts in fixed income and public market investments, we have in recent years been able to leverage, where appropriate, the work and contacts of our industry teams and deploy more capital behind our ideas. We believe that gaining access to additional capital will better enable us to invest more heavily behind our activities and the ideas that we develop in the normal course of our business.

Enhances Our Ability to Continue to Attract and Incentivize World-Class People

        We place a strong emphasis on our culture and our values, and we intend to continue to operate our firm in the same manner we have throughout our 32-year history. We have attracted and incentivized world-class people by allowing them to participate in our investments and by sharing economics throughout our firm. Becoming a public company will expand the range of financial incentives that we can offer our people by providing us with a publicly traded security that represents an interest in the value and performance of our firm as a whole.

        In connection with the Transactions, everyone at our firm will become an owner and will have a stake in our future. More importantly, because our founders and other principals do not want our people to be advantaged or disadvantaged as a result of their title or tenure at our firm at the time of the Transactions, we have structured the equity ownership of our firm in a manner that will allow us to provide additional equity participation to our people without dilution to our public unitholders.

Creates a Currency to Finance Acquisitions

        Acquisitions provide another means to enter or expand into complementary lines of business and leverage our strong global brand. By combining our capabilities and brand with those of acquired companies, we believe that we will be well positioned to create significant value for our investors and other stakeholders. Becoming a public entity will provide us with a currency that we may use to pursue attractive opportunities as they arise.

KPE Reasons for the KPE Transaction

        At their meeting held on July 27, 2008, the KPE Independent Directors unanimously recommended to the KPE Board that the KPE Board approve the execution, delivery and performance of, and the consummation of the transactions contemplated by, the purchase and sale agreement.

        In evaluating the KPE Transaction and in the course of reaching these decisions, the KPE Independent Directors consulted with their legal, tax, financial and accounting advisors and considered a variety of factors that they believed supported their decisions, including the factors described below. In light of the number and variety of factors considered in connection with their evaluation of the KPE Transaction, the KPE Independent Directors did not consider it practicable or possible, and did not attempt, to quantify or otherwise assign relative weights to the specific factors that they considered in reaching their determination. Rather, the KPE Independent Directors viewed their position as being based on the totality of the information and the factors presented to and considered by them and the analyses and the investigation conducted by them. The following discussion of the KPE Independent Directors' reasons for recommending the KPE Transaction is not intended to be exhaustive but rather includes the principal factors considered by the KPE Independent Directors. Certain information included in the following discussion is forward-looking in nature and, therefore, should be read in light of the factors discussed under "Cautionary Note Regarding Forward-Looking Statements."

        The KPE Independent Directors considered a number of financial, strategic and other factors, each of which the KPE Independent Directors viewed as generally supporting their recommendation, including:

  •
  their belief that the KPE Transaction would address a number of perceived shortcomings of the existing KPE structure due to the expectation that KPE unitholders would benefit, following the KPE Transaction, from (i) the increased liquidity expected to result from the listing of our common units on the NYSE and (ii) our intention to make regular distributions of cash earnings related to our asset management business, in comparison to KPE which currently only makes cash distributions in an amount generally expected to be sufficient to permit KPE unitholders in the United States to fund their estimated U.S. tax obligations;

  •
  the financial terms of the proposed transaction, including the consideration to be received by the KPE unitholders consisting of (i) a number of our common units equal to 21% of our outstanding units upon completion of the KPE Transaction on a fully diluted basis, and (ii) one CVI per KPE unit;

  •
  the negotiated terms of the CVIs, including that (i) subject to certain adjustments and limitations (including an extinguishment feature if our common units trade at a price at or above a specified level for 20 consecutive trading days), at maturity the CVIs will potentially provide the KPE unitholders with additional common units consisting of up to 6% of our fully diluted common units outstanding as of the completion of the KPE Transaction (or the cash equivalent thereof at the option of KKR Holdings) and (ii) the CVIs are designed to give the KPE unitholders aggregate consideration up to the KPE NAV as at June 30, 2008 (which equates to $22.25 per KPE unit), subject to adjustment for distributions;

  •
  the fact that the financial terms of the KPE Transaction were improved as a result of negotiations, including (i) an increase in the consideration offered to the KPE unitholders from 20% to 21% of the equity of the combined entity and (ii) the addition of the CVIs;

  •
  the presentation by Citi, as well as the written opinion of Citi, delivered to the KPE Independent Directors on July 27, 2008, to the effect that as of the date of such opinion and based upon and subject to the procedures followed, assumptions made and matters considered by Citi, the qualifications stated in its written opinion and the limitations on the review undertaken by it, the exchange ratio (defined as the number of our common units and CVIs to be received for each KPE unit in the KPE Transaction), is fair, from a financial point of view, to the holders of KPE units (other than us and our affiliates);

  •
  the presentation by Lazard, as well as the written opinion of Lazard, delivered to the KPE Independent Directors on July 27, 2008, to the effect that as of the date of such opinion and based upon and subject to the procedures followed, assumptions made and matters considered by Lazard, the qualifications stated in its written opinion and the limitations on the review undertaken by it, the exchange ratio (defined as the number of our common units and CVIs to be received for each KPE unit in the KPE Transaction), is fair, from a financial point of view, to the holders of KPE units (other than us and our affiliates);

  •
  their expectation that, following the consummation of the KPE Transaction, our economic and strategic interests will be more fully aligned with those of the KPE unitholders due to the fact that the holders of our common units will, unlike the KPE unitholders, have an opportunity to participate in all of the economics of our business by receiving their share of the income streams (including fees and carry) generated by such business and, unlike the KPE unitholders' returns, the returns on the investments made by us will not be subject to the payment of any fees or carry to us by KPE;

  •
  their expectation that, unlike the KPE unitholders who would otherwise principally benefit only from our private equity business, holders of our common units will benefit from our increasingly diversified asset management business, which comprises the private equity business as well as fixed income and capital markets businesses;

  •
  their expectation that all KPE assets will be retained in the combined entity and redeployed and that the current KPE unitholders will therefore continue to participate in the future returns of the existing and future KPE investments through their ownership of our common units;

  •
  their expectation that growth opportunities will arise for holders of our common units from our expansion into new lines of business, such as the contemplated development of infrastructure funds and managed accounts, which opportunities would not have otherwise been available to the KPE unitholders;

  •
  the material terms of the purchase and sale agreement and in particular: (i) our representations and warranties, including the representations and warranties relating to the information furnished to the KPE unitholders and the absence of a material adverse effect on KKR; (ii) our covenants, including our covenants as to the implementation of the Transactions and our structure following the Transactions, and (iii) the conditions to the obligations of KPE, including the absence, subject to mutually agreed exceptions, of a material adverse effect on the overall economic value to be received as of the date of signing of the purchase and sale agreement by the KPE unitholders;

  •
  the existence of a number of procedural safeguards relating to the evaluation and consummation of the KPE Transaction, including:

  •
  the fact that the KPE Board authorized the KPE Independent Directors to set up their own process for evaluating the KPE Transaction and granted to the KPE Independent Directors the sole authority to negotiate for and on behalf of KPE the terms and conditions of the purchase and sale agreement;

  •
  the fact that the KPE Independent Directors retained and received advice and assistance from their own separate financial and legal advisors;

  •
  the fact that the KPE Independent Directors had ultimate authority to recommend to the KPE Board whether or not to proceed with the KPE Transaction;

  •
  the fact that the financial and other terms and conditions of the purchase and sale agreement were discussed and negotiated between the KPE Independent Directors and their advisors, on the one hand, and us and our advisors, on the other hand;

  •
  the fact that other than customary fees payable to the KPE Independent Directors (that were not contingent on the KPE Independent Directors recommendation of the KPE Transaction), the KPE Independent Directors will not receive any consideration in connection with the KPE Transaction that is different from that received by the other KPE unitholders;

  •
  the fact that the completion of the KPE Transaction is conditioned upon the KPE unitholders holding a majority of the KPE units (excluding from both the numerator and the denominator the common units whose consent rights are controlled by us or our affiliates) having approved the KPE Transaction, notwithstanding the fact that there is no legal, regulatory or contractual requirement to obtain such approval;

  •
  our proposed governance structure and the resulting protections afforded to our unitholders, including:

  •
  the proposed structure of the board of directors of our Managing Partner, which is expected to be comprised of a majority of directors who meet the independence standards for service on a board of directors pursuant to the Exchange Act and NYSE Rules relating to corporate governance matters as well as Messrs. Kravis and Roberts;

  •
  the audit committee of the board of directors of our Managing Partner is expected to be comprised entirely of directors who meet the independence standards for service on an audit committee of a board of directors pursuant to the Exchange Act and NYSE Rules relating to corporate governance matters;

    •
    the conflicts committee of the board of directors of our Managing Partner is expected to be comprised entirely of directors who meet the independence standards for service on an audit committee of a board of directors pursuant to the Exchange Act and NYSE Rules relating to corporate governance matters;

    •
    the nominating and corporate governance committee of the board of directors of our Managing Partner is expected to be comprised of Messrs. Kravis, Roberts and one director who meets the independence standards for service on an audit committee of a board of directors pursuant to the Exchange Act and NYSE Rules relating to corporate governance matters;

    •
    the fact that even though the executive committee of the board of directors of our Managing Partner (which will be comprised of Messrs. Kravis and Roberts) will be formed to act when the full board is not in session, it may not take actions delegated to other board committees or with respect to (i) the declaration of distributions on our common units, (ii) a merger or consolidation of our partnership with or into another entity, (iii) a sale, lease or exchange of all or substantially all of our assets, (iv) a liquidation or dissolution of our partnership, (v) any action that must be submitted to a vote of the Class A shareholders of our Managing Partner or our unitholders or (vi) any action that may not be delegated to a board committee under the limited liability company agreement of our Managing Partner or the Delaware Limited Liability Company Act;

    •
    the fact that our principals will not be selling equity in connection with the KPE Transaction and their equity interests in us will be subject to a 180-day lock-up, subject to certain specified exceptions; and

    •
    the fact that the interests in KKR Holdings are expected to be subject to transfer restrictions that lapse over 8 to 10 year periods and will vest over 6 to 8 year periods, except for interests that will vest upon completion of the Transactions, which is designed to ensure that the interests of our founders and our other principals are aligned with the interests of our unitholders.

        The KPE Independent Directors also considered a number of uncertainties, risks and other potentially negative factors associated with the KPE Transaction, including:

  •
  the fact that we will have no trading history prior to the consummation of the KPE Transaction and as a result the trading price of our common units following consummation of the KPE Transaction cannot be predicted;

  •
  the risk that the KPE Transaction will divert management focus and resources from operational matters;

  •
  the fact that our intermediate holding company will be taxed as a corporation;

  •
  the possibility that the KPE unitholders may not approve the KPE Transaction;

  •
  the fact that as a result of the KPE Transaction, the interests held by the KPE unitholders would be transferred from a business investing in assets to a business primarily engaged in asset management;

  •
  the risk that, under certain circumstances, the CVIs will not result in KPE unitholders being entitled to any additional consideration, even if the trading value of our common units at maturity is below $22.25 (including, for example, if the extinguishment feature is triggered prior to maturity); and the fact that (i) the CVIs are non-transferable except in limited circumstances, (ii) the strike price of the CVIs is subject to adjustment in the case of customary distributions and ordinary course dividends and (iii) the maximum amount of consideration payable under the CVIs is subject to a cap;

  •
  the risk that difficult market conditions, including access to capital and financing, could negatively impact our net income, cash flow and financial condition;

  •
  the fact that our earnings and cash flow are highly variable and we do not intend to provide earnings guidance, which may cause the price of our common units to be volatile;

  •
  the fact that KPE unitholders will have no right to demand appraisal of the fair value of their KPE units under Guernsey, Dutch or any other law, even if they do not consent to the KPE Transaction;

  •
  the fact that we are not a party to the arrangements pursuant to which the interests in KKR Holdings held by our principals will be subject to vesting and transfer restrictions and accordingly, such restrictions can be changed at any time without our consent;

  •
  the risk of the proposed legislation that would cause us to be taxed as a corporation;

  •
  the risk that the KPE Transaction may not be tax-free for KPE unitholders in jurisdictions other than the United States and the risk that the tax-free treatment for U.S. unitholders of the issuance and the settlement of the CVIs may be challenged;

  •
  the fact that our unitholders will not control our Managing Partner or vote to elect or remove its directors and that our founders will be able to determine the outcome of any matter submitted for a vote of the limited partners;

  •
  the fact that our Managing Partner and its affiliates have only limited fiduciary responsibilities to us, which may permit them to favor their own interests to the detriment of us and our unitholders; and

  •
  the fees and expenses associated with the KPE Transaction.

        In reaching their decision to recommend the execution of the purchase and sale agreement, the KPE Independent Directors considered the fact that Citi and Lazard have not committed to update their respective opinions to take into account circumstances or events occurring after the date on which those opinions were issued. With respect to events and circumstances that may take place after the execution of the purchase and sale agreement, the KPE Independent Directors took into account the protections afforded to KPE by the terms of the purchase and sale agreement, including the terms described under "The KPE Transaction—The Purchase and Sale Agreement—Conditions to Completion of the KPE Transaction—Conditions to KPE's Obligations", "The KPE Transaction—The Purchase and Sale Agreement—Change of Recommendation by the KPE Independent Directors" and "The KPE Transaction—The Purchase and Sale Agreement—Representations and Warranties".

        In recommending the KPE Transaction, the KPE Independent Directors believed that the potential uncertainties, risks and other potentially negative factors mentioned above were offset by the potential benefits that the KPE Independent Directors expect the KPE unitholders to receive as a result of the KPE Transaction.

Certain KKR Projected Financial Information

        We do not as a matter of course publicly disclose internal forecasts or projections as to future financial performance. However, in the course of our discussions with the KPE Independent Directors in July 2008, as discussed under "—Background of the KPE Transaction," we provided to the KPE Independent

Directors and their advisors certain financial information which we believe was not publicly available. Such information included the following projected financial information:

KKR & Co. L.P.
Projected Pro Forma Economic Net Income

	Year Ended December 31,
	2009			2010
	($ in thousands)			($ in thousands)
Illustrative return on existing invested capital	10.0%	12.5%	15%	15%	17.5%	20.0%
Pro forma economic net income(1)	$1,258	$1,451	$1,643	$1,643	$1,835	$2,028

(1)
Calculations are based upon KPE's NAV as of June 30, 2008 and assume, for purposes of expenses and taxes, a 70% after-tax margin and a 35% tax rate on $55 million of KPE management fees. Figures include $50 million in incentive fees related to our fixed income segment.

        The projected financial information should be read in light of the factors discussed under "Cautionary Note Regarding Forward-Looking Statements" beginning on page iii. See "Risk Factors" for a discussion of various factors that could materially affect our financial condition, results of operations, business, prospects and securities.

        We believe that the projected financial information reflected our management's best estimates and judgments, and presented, to the best of our management's knowledge and belief, our expected future financial performance, in each case as of the date the information was provided. Although the projected financial information was prepared in good faith by our management, it cannot be considered a reliable indicator of future results, and we caution readers not to place undue reliance on it. There will likely be differences between our forecast and our actual results, and those differences could be material. The projected financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, published guidelines of the SEC regarding forward-looking statements or U.S. GAAP.

        The projected financial information has been prepared by, and is the responsibility of, our management. Neither Deloitte & Touche LLP, nor any other independent accountants, have examined, compiled or performed any procedures with respect to the prospective financial information and, accordingly, they do not express an opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information. The reports of Deloitte & Touche LLP included in this prospectus relate to our and KPE's historical financial information. They do not extend to the projected financial information and should not be read to do so.

        The beliefs, estimates, assumptions and expectations underlying the projections involve judgments with respect to, among other factors, our expected volume of acquisition and disposition activity, anticipated growth in our AUM, expected realized returns on our invested capital and future economic, competitive, regulatory and financial market conditions more broadly, all of which are inherently subject to significant uncertainties, all of which are difficult to predict and many of which are beyond our control. Accordingly, there can be no assurance that actual results would not differ materially from those presented in the projected financial information. The projected financial information is not included in this prospectus in order to induce any KPE unitholder to consent to the KPE Transaction.

        We do not intend to update or otherwise revise the projected financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying beliefs, estimates, assumptions and expectations are shown to be in error. Furthermore, we do not intend to update or revise the projected financial information to reflect changes in general economic or industry conditions.

Opinions of Financial Advisors

Opinion of Citigroup Global Markets Limited

        KPE (acting through its general partner, KKR Guernsey GP Limited) retained Citi as its sole financial advisor in connection with the KPE Transaction. In connection with this engagement, Citi agreed to only accept instructions from the KPE Independent Directors and KPE requested that Citi evaluate the fairness, from a financial point of view, to the holders of KPE units (other than KKR and its affiliates) of the number of KKR common units and CVIs to be received in the KPE Transaction (collectively referred to as the "Exchange Ratio"). On July 27, 2008, at a meeting of the KPE Independent Directors, Citi rendered an oral opinion, which was confirmed by delivery of a written opinion dated July 27, 2008, to the effect that, as of that date and based upon and subject to the matters described in its opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of KPE units (other than KKR and its affiliates).

        The full text of Citi's written opinion, dated July 27, 2008, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this prospectus as Appendix B and is incorporated herein by reference. Citi's opinion was provided to the KPE Board and the KPE Independent Directors in connection with their evaluation of the Exchange Ratio from a financial point of view. Citi's opinion does not address any other aspects or implications of the KPE Transaction and does not constitute a recommendation to any holder of KPE units as to whether such holder of KPE units should consent to, or how such holder of KPE units should act on, any matters relating to the proposed KPE Transaction.

        In arriving at its opinion, Citi:

  •
  reviewed a draft, dated July 27, 2008, of the purchase and sale agreement, including the draft press release announcing the KPE Transaction and pro forma financials to be attached thereto;

  •
  held discussions with certain senior officers, directors and other representatives and advisors of KPE or its general partner and certain senior officers and other representatives and advisors of KKR concerning the businesses, operations and prospects of KPE and KKR, respectively;

  •
  examined certain publicly available business and financial information relating to KPE and KKR, as well as certain financial information and other data relating to KPE and KKR which were provided to or discussed with it by the managements of KPE and KKR (Citi did not receive any financial forecasts from KPE, other than the preliminary NAV of KPE as of June 30, 2008, which we refer to in this section as KPE's NAV, or from KKR, other than KKR's 2009 and 2010 estimated economic net income (on a stand-alone and pro forma basis), respectively, as well as certain components thereof, and therefore did not perform a discounted cash flow analysis with respect to either KPE or KKR);

  •
  reviewed the financial terms of the KPE Transaction as set forth in the purchase and sale agreement in relation to, among other things: current and historical market prices and trading volumes of KPE units, the historical financial and other operating data of KPE, the historical financial and other operating data of KKR and the capitalization and financial condition of KPE and KKR;

  •
  considered, to the extent publicly available, the control premia of certain other transactions that it considered relevant in evaluating the KPE Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations it considered relevant in evaluating those of KPE and KKR; and

  •
  conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

        In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it (including KPE's NAV and KKR's 2009 and 2010 estimated economic net income (on a stand-alone and pro forma basis), as well as certain components thereof) and upon the assurances of the respective managements of KPE and KKR that they were not aware of any relevant information that has been omitted or that remained undisclosed to Citi. Based on discussions with the management of KPE, Citi assumed that KPE's NAV would be the same as the NAV of KPE as of June 30, 2008 to be reported by KPE on July 28, 2008. With respect to financial information and other data relating to KPE's NAV and KKR's estimated economic net income provided to or otherwise reviewed by or discussed with it, Citi was advised by the respective managements of KPE and KKR that such information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of KPE and KKR as to KPE's NAV and KKR's 2009 and 2010 estimated economic net income (on a stand-alone and pro forma basis), respectively, as well as certain components thereof.

        Citi assumed, with the consent of the general partner of KPE, that the KPE Transaction would be consummated in accordance with the terms of the purchase and sale agreement without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third-party approvals, consents and releases for the KPE Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on KPE, KKR or the contemplated benefits of the KPE Transaction (including without limitation, the ability of KPE to distribute the KKR common units to the holders of KPE units). Representatives of KPE advised Citi, and Citi further assumed, that the final terms of the purchase and sale agreement would not vary materially from those set forth in the draft reviewed by it. Citi also assumed, with the consent of KPE's general partner, that the KPE Transaction would be treated as tax-free for U.S. federal income tax purposes. Citi has not considered, nor made any assumptions regarding, the tax treatment of the CVIs to be received by holders of KPE units in the KPE Transaction.

        Citi's opinion relates to the relative values of KPE and KKR. Citi did not express any opinion as to what the value of the KKR common units or CVIs actually will be when issued or distributed pursuant to the KPE Transaction or the price at which the KKR common units will trade at any time. Citi has not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of KPE or KKR nor has it made any physical inspection of the properties or assets of KPE or KKR. Citi was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of all or a part of KPE, nor was it requested to consider, and its opinion does not address, the underlying business decision of KPE to effect the KPE Transaction, the relative merits of the KPE Transaction as compared to any alternative business strategies that might exist for KPE or the effect of any other transaction in which KPE might engage. Citi also expressed no view as to, and its opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the KPE Transaction, or any class of such persons, relative to the consideration to be paid in the KPE Transaction. Citi's opinion was necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of the opinion.

        In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying Citi's opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses or focusing on information presented in tabular or summary/graphical format, without considering all analyses and the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

        Citi did not perform a discounted cash flow analysis with respect to KKR or KPE because the long-term projections necessary to perform this analysis were not made available to it.

        For purposes of its analyses, Citi did not rely upon projections for the stand-alone and pro-forma economic net income of KKR for the year ending December 31, 2010, because of the uncertainty associated with predictions of future revenue streams based on carried interest from gains realized upon exiting investments of private equity investing franchises such as KKR. Monetization decisions are driven by the long-term operational and financial performance of portfolio companies as well as market conditions prevailing at the time of exit. Because such exits represent potentially large, discrete transactions in the future, uncertainty with respect to the timing, size and profitability thereof significantly impact analyses based on projected future earnings, especially with respect to long term projections.

        In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of KPE. No company, business or transaction used in those analyses as a comparison is identical or directly comparable to KPE, KKR or the KPE Transaction, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

        The estimates contained in Citi's analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Citi's analyses are inherently subject to substantial uncertainty.

        The type and amount of consideration payable in the KPE Transaction was determined through negotiations between KKR and KPE (acting through its general partner, which was represented by the KPE Independent Directors) and the decision to enter into the KPE Transaction was solely that of the KPE Board acting upon the unanimous recommendation of the KPE Independent Directors. Citi's opinion was only one of many factors considered by the KPE Independent Directors and the KPE Board in their evaluation of the KPE Transaction and should not be viewed as determinative of their views or of the views of KPE's management, with respect to the KPE Transaction or the Exchange Ratio.

        The following is a summary of the material financial analyses presented to the KPE Independent Directors in connection with Citi's opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi's financial analyses.

KPE

        Citi analyzed certain financial and stock market information with respect to selected public companies, KPE target prices estimated by research analysts and premiums paid in certain change-of-control transactions and calculated an implied equity reference range for KPE on that basis, as described below.

        Selected Publicly Traded Companies Analysis

        Citi reviewed certain financial and stock market information of KPE and the following publicly traded companies:

Captive Funds
East Capital Explorer AB
AP Alternative Assets, L.P.
Non Captive Funds
HarbourVest Global Private Equity Limited
Conversus Capital, L.P.
Absolute Private Equity Ltd.
Partners Group Global Opportunities Limited
Lehman Brothers Private Equity Partners Limited
European Investment Companies
Candover Investments Plc
Electra Investment Trust, P.L.C.
Princess Private Equity Holding Limited
3i Group plc
GIMV NV
Investors Capital Trust plc
Eurazeo SA
SVG Capital Plc
Wendel Investissement, SA

        As part of this analysis, Citi calculated the discounts or premiums (as applicable) to the most recently reported NAV of each of the selected companies implied by the equity value of such company, based on closing equity prices on July 25, 2008. This analysis indicated the following for the selected publicly traded companies, as well as KPE:

Premium/(Discount) to NAV (%)
Lowest Discount to NAV	4.6
Highest Discount to NAV	(55.9)
Mean	(27.4)
Median	(26.6)
KPE	(52.8)

        Financial data for the selected companies was based on public filings and other publicly available information, and information regarding KPE's NAV was provided by KPE's management. Citi then applied the range of discounts and premiums to NAV implied by this analysis to KPE's NAV. This analysis indicated an implied equity reference range for KPE of $2.0 billion to $4.8 billion.

        Research Analyst Estimates

        Citi reviewed the reports of five research analysts found in certain publicly available equity research. This analysis indicated the following target prices for KPE units:

Research Analyst	Target Unit Price of KPE ($)
UBS	15.00
Merrill Lynch	15.30
Sandler O'Neill	14.50
Lehman Brothers	16.20
KBW	18.00

        This analysis indicated an equity reference range for KPE of $3.0 billion to $3.7 billion.

        Premium Analysis

        Citi calculated and analyzed the implied premiums paid in all change-of-control transactions in which the acquirer acquired a majority stake in the target, the transaction value was more than $500 million, the acquirors or targets were listed on Western European exchanges and the transactions were announced and completed in 2007 and 2008, based on the average closing price of the target's equity for the four-week period ended one day prior to the announcement of the transaction. This analysis indicated a median premium of 33.4%, which, when applied to the KPE's market capitalization, implied an equity reference range for KPE of $2.2 billion (at a 0% premium) to $2.9 billion (at a 33.4% premium).

KKR

        Citi reviewed certain financial information of KKR and selected publicly traded asset management firms listed below:

U.S. Alternative Asset Managers:
The Blackstone Group, L.P.
Och-Ziff Capital Management Group LLC
Fortress Investment Group LLC
GLG Partners, Inc.
U.S. Traditional Asset Managers:
Franklin Resources, Inc
BlackRock, Inc.
T. Rowe Price Group, Inc.
Eaton Vance Corp.
Janus Capital Group Inc.

Non U.S. Alternative Asset Managers:
Man Group plc
Ashmore Group plc
Partners Group Holding
BlueBay Asset Management plc
Gottex Fund Management Holdings Limited
RAB Capital plc
GP Investments Limited
Charlemagne Capital Limited

        Citi and the managements of KKR and KPE believed that The Blackstone Group, L.P., which we refer to as Blackstone, was the only entity directly comparable to KKR (on a stand-alone and pro-forma basis) because it is the only publicly traded asset manager that derives the significant majority of its earnings from management fees on capital committed to private equity funds (as opposed to management fees on assets under management) as well as carried interest from a portfolio of long-term holdings of private equity investments (as opposed to holdings of public or liquid securities and/or capital-markets trading strategies). The other selected asset management firms are not directly comparable to KKR because of one or more of the following characteristics:

  •
  Different revenue sources, asset classes, business mix or franchise scale;

  •
  Considerably larger or smaller base of assets under management;

  •
  Revenues that are earned primarily from management fees on assets under management;

  •
  Assets under management that consist mostly of investments in public and liquid securities;

  •
  Investment products that are subject to redemption on demand or on relatively short notice.

        Accordingly, none of the selected asset management firms, other than Blackstone, provided a meaningful basis for arriving at an equity reference range for KKR (on a stand-alone or pro-forma basis).

        Citi calculated and analyzed the ratio of Blackstone's 2009 estimated economic net income to the closing price of Blackstone common units on July 25, 2008, the last trading day prior to announcement of the KPE Transaction, which resulted in a multiple of 12.9x which we refer to as the Blackstone P/ENI Multiple.

        In analyzing KKR on a stand-alone basis, without taking into account the acquisition of KPE, Citi applied discounts to the Blackstone P/ENI Multiple ranging from 0% to 20%, which resulted in a range of multiples of 10.4x to 12.9x. Citi believed that this multiple range was appropriate because, in its view, Blackstone's business was more diversified than KKR's business, which, Citi believed, could result in a discount in the public trading markets for KKR's common units.

        Estimated financial data for Blackstone was based on certain publicly available research analyst estimates, and information regarding KKR's range of estimated 2009 economic net income (on a stand-alone basis) was provided by KKR's management. Applying the multiples described above, this analysis indicated an implied equity reference range for KKR on a stand-alone basis of $9.6 billion to $14.7 billion.

Relative Contribution Analysis

        Citi analyzed the relative contributions of KPE and KKR to the combined company based on the implied equity reference ranges for each of KPE and KKR on a stand-alone basis. This analysis indicated the following:

Implied Equity Reference Ranges
KPE(1)	KKR(2)	Percentage Contribution of KPE to New KKR

$2.2 billion to $4.6 billion	$10.0 billion to $15.0 billion	13% to 31%

    (1)
    The implied equity reference range for KPE is based on KPE's market capitalization as of July 25, 2008 (at the low end) and KPE's NAV (at the high end).

    (2)
    Rounded to nearest billion.

        Citi noted that based on the Exchange Ratio, holders of KPE units would own 21% of KKR immediately following closing of the KPE Transaction, and, under certain circumstances described below, up to 27% of KKR on the third anniversary of the closing of the KPE transaction.

Implied Premium Analysis

        Citi calculated the implied premium to be paid to holders of KPE units in the KPE Transaction based on the relative ownership of KKR, on a pro forma basis, that holders of KPE Units would receive immediately upon the completion of the KPE Transaction. In analyzing KKR on a pro forma basis, Citi analyzed KKR's range of estimated 2009 economic net income (on a pro forma basis), as provided by KKR's management, and applied a range of potential P/ENI Multiples. This range of multiples was developed using certain publicly available research analyst estimates for financial data of Blackstone, as the most relevant publicly listed comparable company. Citi applied a range of discounts from 0% to 30% to the Blackstone 2009 estimated P/ENI Multiple, which resulted in a range of multiples of 9.1x to 12.9x for KKR on a pro forma basis. Citi believed that this multiple range was appropriate for reasons of Blackstone's diversification as discussed above, as well as, amongst other things, the complexity of KKR's business following the acquisition of KPE.

        Applying the multiples described above, this analysis indicated an implied equity reference range for KKR on a pro forma basis of $11.4 billion to $21.3 billion and an implied equity reference range for KPE of $2.4 billion to $4.5 billion, which represents 21% of KKR on a pro forma basis. This implied equity reference range for KPE indicated a premium to KPE's market capitalization on July 25, 2008 of 11.2% to 107.5%.

Contingent Value Interests

        Citi also reviewed the terms of the CVIs. Citi noted that if, on the third anniversary of the closing of the KPE Transaction, the average of the volume weighted average trading prices of KKR common units for the 90-consecutive-trading-day period ending three days prior to such date (i) is less than $17.3056, the CVIs will provide former holders of KPE units with an additional 6% of the fully diluted common units of KKR as of the completion of the Transactions (or the cash equivalent thereof) (ii) is between $17.3056 and $22.25, the CVIs will provide former holders of KPE common units with cash or additional equity in KKR to account for the difference between the average trading price of KKR common units during such period and $22.25, subject to a cap equal to 6% of the fully diluted common units of KKR as of the completion of the Transactions (or the cash equivalent thereof) or (iii) is $22.25 or greater, the CVIs will provide no additional value. However, any amounts to be received by the holders of the CVIs in accordance with the foregoing sentence will be decreased by the fair market value of any distribution in respect of the KKR common units during the three-year period after the closing of the KPE Transaction. Citi also noted that the CVIs may expire prior to third anniversary of the closing if at any time through, but excluding, the first day of the 90-consecutive-trading-day period referred to above, the volume weighted average trading price of the KKR common units equals or exceeds $24 (subject to certain adjustments) minus the aggregate amount of any dividend or other distributions for 20 consecutive trading days (subject to the exclusion of certain trading days). For a more detailed discussion of the terms of the CVIs, see "Description of Our Contingent Value Interests."

Miscellaneous

        Under the terms of Citi's engagement, KPE has agreed to pay Citi for its financial advisory services in connection with the KPE Transaction an aggregate fee of $12 million, $4 million of which became payable upon the execution of the Purchase and Sale Agreement and $8 million of which is payable upon consummation of the KPE Transaction. KPE also has agreed to reimburse Citi for reasonable travel and other transaction-related expenses incurred by Citi in performing its services, including reasonable fees and out-of-pocket expenses of Citi's outside legal counsel, and to indemnify Citi and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement (other than liabilities finally judicially determined to result from the bad faith or gross negligence of Citi or such persons); provided, however, that the maximum amount of fees of Citi's outside counsel (other than with respect to indemnification) to be reimbursed by KPE shall be €200,000.

        Citi and its affiliates in the past have provided, and currently provide, services to KPE and KKR unrelated to the KPE Transaction, for which services Citi and such affiliates have received and expect to receive compensation. These services include (i) providing extensive financial advisory, capital markets and lending services to KKR, its affiliates or its portfolio companies in various transactions and proposed transactions, (ii) acting as joint global coordinator and bookrunner for KPE's initial public offering in 2006, (iii) acting as lead arranger on a $1 billion revolving credit facility for KPE in 2007 and (iv) having a role in relation to KKR's filed initial public offering in 2007, and KKR has informed Citi that it would have the opportunity to resume a role in any continuation of KKR's filed initial public offering in the event that the KPE Transaction does not occur and such original transaction proceeds. From July 1, 2006 through July 1, 2008, Citi and its affiliates received aggregate compensation of approximately $262 million from KKR and $6 million from KPE for services unrelated to the KPE Transaction. In addition, Citi and its affiliates have provided services to portfolio companies of KKR and KPE, for which they have received compensation. In the ordinary course of our business, Citi and its affiliates may actively trade or hold the securities of KPE and KKR or their respective affiliates for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with KPE, KKR and their respective affiliates.

        The KPE Independent Directors selected Citi to provide certain financial advisory services in connection with the KPE Transaction (i) based on Citi's familiarity with and knowledge of KKR's business and structure resulting, in particular, from Citi's recent role in relation to the proposed initial public offering of KKR in 2007, and (ii) in light of Citi's undertakings in its engagement letter with KPE that (x) its past and existing relationships with KKR and its affiliates will not preclude Citi from acting independently of KKR and its affiliates and in the best interest of KPE and the KPE Independent Directors in rendering its services for the purposes of the KPE Transaction, (y) in preparing and rendering any work product in connection with the KPE Independent Directors' role in recommending the key terms for the KPE Transaction, Citi will act in the best interests of KPE and the KPE Independent Directors and will act independently of and will not be influenced by KKR or any of its affiliates, and (z) during the term of its engagement, without the consent of the KPE Independent Directors, Citi will not provide M&A advisory services or new debt or equity financing services to KKR in connection with the KPE Transaction or any other similar extraordinary transaction involving a combination of the businesses of KPE and KKR, and Citi will not accept any fees in respect of such matters from KKR or any of its affiliates except for the avoidance of doubt, for any reimbursement of expenses incurred in connection with the proposed initial public offering of KKR in 2007. Citi is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Opinion of Lazard Frères & Co. LLC

        KPE (acting through its general partner, KKR Guernsey GP Limited) retained Lazard to perform financial advisory services for the KPE Independent Directors in connection with the KPE Transaction and, if requested, to render an opinion to the KPE Independent Directors as to the fairness, from a financial point of view, to the holders of KPE units (other than KKR and its affiliates) of the consideration to be paid to such holders of KPE units pursuant to the KPE Transaction. On July 27, 2008, the KPE Independent Directors received an oral opinion from Lazard, which oral opinion was subsequently confirmed by delivery of a written opinion dated July 27, 2008, to the effect that, as of the date of its opinion and subject to the matters described in its opinion, the number of KKR common units and CVIs to be paid to holders of KPE units (other than KKR and its affiliates) in the KPE Transaction (referred to as the "Exchange Ratio") was fair, from a financial point of view, to such holders of KPE units (other than KKR and its affiliates).

        The full text of the Lazard opinion is attached as Appendix C to this prospectus and is incorporated herein by reference. The description of the Lazard opinion set forth in this prospectus is qualified in its entirety by reference to the full text of the Lazard opinion set forth as Appendix C. You are urged to read the Lazard opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with the opinion. Lazard's opinion was directed to the KPE Independent Directors and only addresses the fairness of the Exchange Ratio, from a financial point of view, to the holders of KPE units (other than KKR and its affiliates). Lazard's opinion does not address the relative merits of the KPE Transaction as compared to any other transaction or business strategy in which KPE might engage or the merits of the underlying decision by KPE to engage in the KPE Transaction, and is not intended to and does not constitute a recommendation to any holder of KPE units as to whether such holder of KPE units should consent to, or how such holder of KPE units should act with respect to, the KPE Transaction or any matter relating thereto. Lazard's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the Lazard opinion. Lazard assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the Lazard opinion. Lazard did not express any opinion as to the price at which KPE units may trade at any time subsequent to the announcement of the KPE Transaction or as to the price at which KKR common units will trade or what the value of the KKR CVIs actually will be when issued pursuant to the KPE Transaction. The following is only a summary of the Lazard opinion.

        In arriving at its opinion, Lazard:

  •
  reviewed the financial terms and conditions of a draft dated July 27, 2008 of the purchase and sale agreement, including the draft announcement press release and pro forma financials to be attached thereto;

  •
  examined certain publicly available business and financial information relating to KPE and KKR;

  •
  examined various financial information and other data provided to it by the management of KPE relating to the business of KPE and financial information and other data provided to it by the management of KKR relating to the business of KKR (Lazard did not receive any financial forecasts from KPE, other than KPE's preliminary NAV as of June 30, 2008, which we refer to in this section as KPE's NAV, or from KKR, other than KKR's 2009 and 2010 estimated economic net income (on a stand-alone and pro forma basis), respectively, as well as certain components thereof, and therefore did not perform a discounted cash flow analysis with respect to either KPE or KKR);

  •
  held discussions with members of the senior management, directors and other representatives and advisors of KPE and members of the senior management and other representatives and advisors of KKR with respect to the businesses, operations and prospects of KPE and KKR, respectively;

  •
  reviewed and analyzed certain financial and other public information with respect to certain other companies in lines of business it believed to be generally relevant in evaluating the businesses of KPE and KKR, respectively;

  •
  reviewed historical trading prices, trading volumes and NAVs of KPE and KPE units; and

  •
  conducted such other financial studies it deemed appropriate.

        Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information, including all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Lazard. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of KPE or KKR or their respective subsidiaries or concerning the solvency or fair value of KPE or KKR, and it was not furnished with such valuation or appraisal. Based on discussions with the management of KPE, Lazard assumed that KPE's NAV would be the same as the NAV of KPE as of June 30, 2008 to be reported by KPE on July 28, 2008. With respect to KPE's NAV and KKR's 2009 and 2010 estimated economic net income (on a stand-alone and pro forma basis), as well as certain components thereof, Lazard was advised by the respective managements of KPE and KKR, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of KPE and KKR as to KPE's NAV and KKR's 2009 and 2010 estimated economic net income (on a stand-alone and pro forma basis), respectively, as well as certain components thereof. Lazard assumed no responsibility for and expressed no view as to such financial information and other data (including the NAV or economic net income) or the assumptions on which they were based.

        In rendering its opinion, Lazard assumed, with the consent of the KPE Independent Directors, that the KPE Transaction would be consummated in accordance with the terms of the purchase and sale agreement without any waiver or modification of any material terms or conditions or amendment of any material term, condition or agreement. Lazard also assumed, with the consent of the KPE Independent Directors, that obtaining the necessary regulatory or third-party approvals and consents for the KPE Transaction would not have an adverse effect on KPE, KKR or the contemplated benefits of the KPE Transaction (including, without limitation, the ability of KPE to distribute the KKR common units and CVIs to the holders of KPE units). Lazard further assumed, with the consent of the KPE Independent Directors, that the KPE Transaction would be treated as tax-free for U.S. federal income tax purposes. Lazard did not consider, nor made any assumptions regarding, the tax treatment of the CVIs. Lazard did not express any opinion as to any tax or other consequences that might result from the KPE Transaction, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood that KPE obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects of the KPE Transaction (other than the Exchange Ratio to the extent expressly specified in the opinion). Lazard was not authorized to, and did not, solicit indications of interest from third parties regarding a potential acquisition of all or a part of KPE. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the KPE Transaction, or class of such persons, relative to the Exchange Ratio or otherwise. Representatives of KPE advised Lazard, and Lazard further assumed, that the final terms of the purchase and sale agreement would not vary materially from those set forth in the draft reviewed by it.

        Lazard did not perform a discounted cash flow analysis with respect to KKR or KPE because the long-term projections necessary to perform this analysis were not made available to it.

        The following is a brief summary of the material financial and comparative analyses that Lazard deemed appropriate for this type of transaction and that were performed by Lazard in connection with rendering its opinion. The summary of Lazard's analyses described below is not a complete description of the analyses underlying Lazard's opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, is not readily susceptible to summary description. In arriving at its opinion, Lazard considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

        In its analyses, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KPE and KKR. No company, transaction or business used in Lazard's analyses as a comparison is identical to KPE, KKR or the proposed KPE Transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed. The estimates contained in Lazard's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard's analyses are inherently subject to substantial uncertainty.

        The financial analyses summarized below include information presented in tabular format. In order to fully understand Lazard's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard's financial analyses.

KPE (Stand-alone):

  Selected Publicly Traded Companies Analysis

        Lazard reviewed certain financial and stock market information of KPE and the following publicly traded third-party managed funds, manager-owned funds, third-party managed funds of funds and investment holding companies:

Third-Party Managed Funds:
SVG Capital Plc
Electra Investment Trust P.L.C.
AP Alternative Assets, L.P.
European Capital Limited
Princess Private Equity Holding Limited
Castle Private Equity AG
HG Capital Trust plc
Partners Group Global Opportunities Limited
Altamir Amboise Management Company
JZ Capital Partners Limited
Dunedin Enterprise Investment Trust plc

Manager-Owned Funds:
3i Group plc
Candover Investments Plc
Absolute Private Equity Ltd.
East Capital Explorer AB
Deutsche Beteiligungs AG
Third-Party Managed Funds of Funds:
Conversus Capital, L.P.
HarbourVest Global Private Equity Limited
Standard Life European Private Equity Trust PLC
Graphite Enterprise Trust PLC
Pantheon International Participations PLC
AIG Private Equity Ltd.
Bear Stearns Private Equity Limited
Lehman Brothers Private Equity Partners Ltd.
F&C Private Equity Trust PLC
shaPE Capital AG
Investment Holding Companies:
Investor AB
Eurazeo SA
Wendel Investissement, SA
GIMV NV

        Lazard selected third-party managed funds and manager-owned funds as the most comparable companies to KPE based on business model and investment strategy. Third-party managed funds of funds and investment holding companies were excluded from the analysis. Third-party managed funds of funds rely more on making indirect investments in private equity funds across multiple single- managers and investment holding companies focus on longer term and fully consolidated holdings.

        Lazard calculated the multiple of the equity value of each of the selected third-party managed funds and manager-owned funds (based on closing equity prices on July 24, 2008) to the most recently reported NAV of such funds. This analysis indicated the following for the selected funds, as well as KPE:

	Multiple of Equity Value to NAV
	Third-Party Managed Funds		Manager-Owned Funds
Low	0.47	x	0.73	x
High	0.84		1.05
Mean	0.66		0.84
Median	0.66		0.79
KPE	0.47		0.47

        Financial data for the selected companies was based on public filings and other publicly available information, and information regarding KPE's NAV was provided by KPE's management. Lazard selected a reference range from the low to the median multiple for the selected third-party managed funds and manager-owned funds and applied such reference range to KPE's NAV. This analysis indicated an implied equity reference range for KPE of $2.13 billion to $2.97 billion, based on the selected third-party managed funds, and $3.38 billion to $3.69 billion, based on the selected manager-owned funds.

  Research Analyst Estimates and 52-Week Trading

        Lazard reviewed the reports of five research analysts found in publicly available equity research and noted the following target prices for KPE units:

Research Analyst	Target Unit Price of KPE ($)
Merrill Lynch	15.30
UBS	15.00
Sandler O'Neill	14.50
Lehman Brothers	16.20
KBW	18.00

        Based on this review, Lazard calculated an equity value reference range for KPE of $2.97 billion to $3.69 billion. Lazard also calculated an equity value range of $2.13 billion to $4.35 billion based on KPE's trading price during the 52-week period ending on July 24, 2008.

KKR (Stand-alone):

        Lazard reviewed certain financial information of KKR and certain financial and stock market information of Blackstone, which Lazard and the managements of KKR and KPE believed was the publicly listed entity most comparable to KKR. Blackstone is the only publicly traded alternative asset manager with a similarly sized private equity portfolio (based on assets under management) that derives a significant portion of its earnings from management fees on capital committed to private equity funds (as opposed to management fees on assets under management) as well as carried interest from a portfolio of long-term holdings of private equity investments (as opposed to holdings of public securities or capital-markets trading strategies). As part of this analysis, Lazard calculated and analyzed the ratio of Blackstone's closing price on July 24, 2008 to its estimated economic net income per share for 2009, which resulted in a multiple of 13.7x, which is referred to as Blackstone's "P/ENI multiple", based on the median of publicly available research analyst estimates of Blackstone's 2009 economic net income. Based on Blackstone's P/ENI multiple, Lazard selected a reference range of 10.3x to 13.5x for KKR's P/ENI multiple. Lazard believed that this multiple range was appropriate because, in its view, Blackstone's business is more diversified than KKR's business, which, Lazard believed, could result in a discount in the public trading markets for KKR's common units.

        Information regarding KKR's estimated 2009 economic net income (on a stand-alone basis) was provided by KKR's management. By applying the reference range for KKR's P/ENI multiple described above to the mid-point of KKR's range of estimated 2009 economic net income, Lazard calculated an implied equity reference range of $10.60 billion to $13.90 billion for KKR on a stand-alone basis.

KKR and KPE Combined Equity Value and KKR Pro Forma Equity Value:

  Equity Value Contribution Analysis

        Lazard analyzed the relative contributions of KPE and KKR to the combined company based on the equity value of KPE (using, separately, the market equity value of KPE on June 24, 2008 and the implied equity reference range for KPE discussed above) and the implied equity reference range for KKR on a stand-alone basis. The analysis indicated the following:

Stand-alone Equity Contributions		Combined Equity Value Based on Equity Contribution Analysis	Percentage Contribution of KPE(1)
KPE(stand-alone)	KKR (stand-alone)

Market Equity Value: $2.13 billion	Implied Equity Reference Range: $10.60 billion to $13.90 billion	$12.73 billion to $17.59 billion	15% to 19%
Implied Equity Reference Range: $2.13 billion to $3.69 billion

(1)
Based on the midpoints of the implied stand-alone equity reference ranges for KPE and KKR respectively.

        Lazard noted that based on the Exchange Ratio, holders of KPE units would own 21% of KKR immediately following closing of the KPE Transaction and, under certain circumstances described below, up to 27% of KKR on the third anniversary of the closing of the KPE transaction.

        Lazard also noted that a combined equity reference range of $12.73 billion to $17.59 billion would represent a premium to KPE's market capitalization on July 24, 2008 in the range of 25% to 73%.

  KKR (Pro Forma):

        Information regarding KKR's estimated 2009 economic net income on a forma basis was provided by KKR's management. By applying the 10.3x to 13.5x reference range for KKR's P/ENI multiple described above to the mid-point of KKR's range of estimated 2009 pro forma economic net income, Lazard calculated an implied equity reference range of $14.90 billion to $19.60 billion for KKR on a pro forma basis and an implied equity reference range for KPE of $3.13 billion to $4.12 billion, which represents 21% of KKR on a proforma basis. This implied equity reference range for KPE indicated a premium to KPE's market capitalization on July 24, 2008 in the range of 47% to 93%.

Analysis of CVIs:

        Lazard also reviewed the terms of the CVIs. Lazard noted that if, on the third anniversary of the closing of the KPE Transaction, the average of the volume weighted average trading prices of KKR common units for the 90 consecutive trading day period ending three days prior to such date (i) is less than $17.3056, the CVIs will provide former holders of KPE units with an additional 6% of the of the fully diluted common units of KKR as of the completion of the Transactions (or the cash equivalent thereof) (ii) is between $17.3056 and $22.25, the CVIs will provide former holders of KPE units with cash or additional equity in KKR to account for the difference between the average trading price of KKR common units during such period and $22.25, subject to a cap equal to 6% of the fully diluted common units of KKR as of the completion of the Transactions (or the cash equivalent thereof) or (iii) is $22.25 or greater, the CVIs will provide no additional value. However, any amounts to be received by the holders of the CVIs in accordance with the foregoing sentence will be decreased by the fair market value of any distribution in respect of the KKR common units during the three-year period after the closing of the KPE Transaction.

Lazard also noted that the CVIs may expire prior to third anniversary of the closing if at any time through, but excluding, the first day of the 90 consecutive trading day period referred to above, the volume weighted average trading price of the KKR common units equals or exceeds $24 (subject to certain adjustments) minus the aggregate amount of any dividend or other distributions for 20 consecutive trading days (subject to the exclusion of certain trading days). For a more detailed discussion of the terms of the CVIs, see "Description of Our Contingent Value Interests."

        Based on a hypothetical range of pro forma market prices of KKR common units at the closing of the KPE Transactions, Lazard prepared an illustration of the mathematical impact of the CVIs, assuming certain illustrative growth rates and the absence of any distributions or dividends for a three-year period following completion of the KPE Transaction, and further assuming that the CVI payout in the circumstances described under section (ii) of the foregoing paragraph is less than the applicable cap of 6% of the fully diluted common units of KKR as described above.

VALUE PER KKR COMMON UNIT (INCLUDING CVI IMPACT)
ON THE THIRD ANNIVERSARY OF THE CLOSING OF
THE KPE TRANSACTION

	Illustrative Growth Rate
Hypothetical Range of Pro Forma KKR Market Prices at the Closing of the KPE Transaction
	0%	5%	10%	15%	20%	25%	30%
$13.00	$16.71	$17.55	$18.39	$19.22	$20.06	$20.89	$21.73
14.00	18.00	18.90	19.80	20.70	21.60	22.25	22.25
15.00	19.29	20.25	21.21	22.18	22.25	22.25	22.25
16.00	20.57	21.60	22.25	22.25	22.25	22.25	22.25
17.00	21.86	22.25	22.25	22.25	22.25	22.25	22.25
18.00	22.25	22.25	22.25	22.25	22.25	22.50	23.40
19.00	22.25	22.25	22.25	22.25	22.80	23.75	24.70
20.00	22.25	22.25	22.25	23.00	24.00	25.00	26.00
21.00	22.25	22.25	23.10	24.15	25.20	26.25	27.30

Miscellaneous:

        Lazard's opinion and financial analyses were not the only factors considered by the KPE Independent Directors in their evaluation of the KPE Transaction and should not be viewed as determinative of their views or the views of KPE's management.

        KPE has agreed to pay to Lazard a fee consisting of $2 million, which became payable upon the announcement of the KPE Transaction, and $5 million, which will become payable upon the consummation of the KPE Transaction, in connection with Lazard's services as financial advisor to the KPE Independent Directors. KPE also agreed to reimburse Lazard for all reasonable document production charges and certain out-of-pocket expenses incurred in connection with Lazard's engagement, including with respect to travel costs and fees of outside legal counsel, and to indemnify Lazard and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement (other than liabilities finally judicially determined to result primarily from the bad faith or negligence of Lazard or such persons); provided however, that the maximum amount of fees of Lazard's outside counsel (other than with respect to such indemnification) to be reimbursed by KPE shall not exceed €100,000 without the consent (which shall not be unreasonably withheld) of the KPE Independent Directors.

        The KPE Independent Directors selected Lazard to provide certain financial advisory services to the KPE Independent Directors in connection with the KPE Transaction. In selecting Lazard, the KPE Independent Directors relied on (i) Lazard's reputation, expertise and experience, and (ii) Lazard's confirmation in its engagement letter that Lazard (x) is not aware of any conflict of interest that it has with respect to its engagement, and (y) does not believe that its past and existing relationships with KKR and its affiliates will impact the ability of Lazard to act or preclude Lazard from acting independently of KKR and its affiliates (other than KPE) in rendering its services to the KPE Independent Directors for the purposes of the KPE Transaction.

        Lazard in the past has provided, is currently providing and in the future may provide financial advisory, capital markets, and investment banking services to KKR and its affiliates unrelated to the KPE Transaction for which it has received and may receive compensation, including, without limitation, (i) acting as financial advisor to Rockwood in its sale of Groupe Novasep and (ii) acting as financial advisor to TDC in its sale of Bite Lietuva. Since July 1, 2006, Lazard and its affiliates have not received material compensation from KKR or KPE for services unrelated to the KPE Transaction. Lazard and its affiliates have provided services to portfolio companies of KKR and KPE, for which they have received compensation. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) may actively trade securities of KPE, KKR or their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of Lazard's opinion was approved by Lazard's opinion committee.

        Lazard is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for real estate, corporate and other purposes.

Recommendation of the KPE Independent Directors; KPE Board Approval

        The KPE Independent Directors have unanimously recommended to the KPE Board that the KPE Board approve the execution, delivery and performance of the purchase and sale agreement and the consummation of the transactions contemplated thereby. Taking into account this recommendation, the KPE Board unanimously approved the entry into the purchase and sale agreement and the transactions contemplated thereby.

The Purchase and Sale Agreement

        This section of the prospectus describes the material terms of the purchase and sale agreement. The following summary is qualified in its entirety by reference to the complete text of the purchase and sale agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part and is hereby incorporated by reference herein. We urge you to read the full text of the purchase and sale agreement.

        The purchase and sale agreement has been incorporated by reference herein to provide you with information regarding its terms. It is not intended to provide any other factual information about us or KPE. Such information can be found elsewhere in this prospectus and in the other public filings we make with the SEC.

        The representations, warranties and covenants contained in the purchase and sale agreement were made only for purposes of the purchase and sale agreement and as of specific dates and may be subject to more recent developments, were solely for the benefit of the parties to the purchase and sale agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating risk between the parties to the purchase and sale agreement instead of establishing these matters as facts, and may apply standards of materiality in a way that is different from what may be viewed as material by you or by other investors. For the foregoing reasons, you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of us or KPE or any of our or its respective subsidiaries or affiliates.

        We expect to complete the KPE Transaction in the fourth quarter of 2008 if KPE has received the consent of KPE unitholders holding at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by us and our affiliates) and all other conditions to the completion of the KPE Transaction have been satisfied or waived. When used in this section, references to "we", "us" and "our" refer to KKR & Co. L.P. only.

Conditions to Completion of the KPE Transaction

Conditions to Both Parties' Obligations

        Each party's obligation to complete the KPE Transaction is subject to the satisfaction or waiver of each of the following conditions:

  •
  the holders of at least a majority of the outstanding KPE units (excluding from the numerator and the denominator KPE units whose consent rights are controlled by us and our affiliates) shall have consented to the KPE Transaction and such consent shall be in full force and effect;

  •
  our common units shall have been authorized for listing on the NYSE, subject to official notice of issuance;

  •
  any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the Transactions shall have expired or been terminated;

  •
  the registration statement of which this prospectus forms a part shall have been declared effective under the Securities Act by the SEC, without any requirement that we or any of our affiliates become subject to regulation under the Investment Company Act, and shall not be subject to any stop order or proceedings seeking a stop order;

  •
  no order, injunction, judgment, award or decree issued by any court, administrative agency or commission or other governmental authority or instrumentality, legislative body or self-regulatory organization of competent jurisdiction, which we refer to together as a governmental entity, or other legal restraint or prohibition preventing the consummation of the KPE Transaction or the subsequent distribution of our common units and CVIs to KPE unitholders shall be in effect; and

  •
  no law, statute, rule, ordinance or regulation shall have been enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal the consummation of the KPE Transaction or the subsequent distribution of our common units and CVIs to KPE unitholders.

Additional Conditions to Our Obligations

        Our obligation to complete the KPE Transaction is also subject to the satisfaction or waiver of the following additional conditions:

  •
  the representations and warranties of KPE set forth in the purchase and sale agreement must be true and correct as of the date of the purchase and sale agreement and (except to the extent such representations and warranties are expressly limited to an earlier date) as of the date of completion of the KPE Transaction as though made on and as of such date, except where the failure to be so true and correct (without giving effect to any materiality or "material adverse effect" or similar qualifiers set forth in such representations and warranties), individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the Acquired KPE Partnership;

  •
  KPE must have performed in all material respects all of its obligations required to be performed by it under the purchase and sale agreement at or prior to the closing date of the KPE Transaction; and

  •
  since the date of the purchase and sale agreement, there shall not have been any effect, event, change, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Acquired KPE Partnership.

Conditions to KPE's Obligations

        KPE's obligation to complete the KPE Transaction is also subject to the satisfaction or waiver of the following additional conditions:

  •
  our representation and warranties set forth in the purchase and sale agreement relating to the accuracy and conformity to applicable legal requirements of certain communications materials issued in connection with the purchase and sale agreement must be true and correct as of the date of the purchase and sale agreement, except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the holders of the KPE units;

  •
  our other representations and warranties and the representations and warranties of KKR Holdings set forth in the purchase and sale agreement must be true and correct as of the date of the purchase and sale agreement and (except to the extent such representations and warranties are expressly limited to an earlier date) as of the closing date of the KPE Transaction as though made on and as of such date, except where the failure to be so true and correct (without giving effect to any materiality or "material adverse effect" or similar qualifiers set forth in such representations and warranties), individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on us (in the case of our other representations and warranties) or KKR Holdings (in the case of the representations and warranties of KKR Holdings), in each case after giving effect to the Reorganization Transactions, but in the case of us, excluding the Acquired KPE Partnership and its subsidiaries;

  •
  we and KKR Holdings must each have performed in all material respects all of the obligations required to be performed by us or it under the purchase and sale agreement at or prior to the closing date of the KPE Transaction;

  •
  since the date of the purchase and sale agreement, there shall not have been any effect, event, change, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the holders of KPE units;

  •
  the Reorganization Transactions shall have been completed in the manner contemplated by the purchase and sale agreement and the Group Partnerships shall own, directly and indirectly, all of the interests in our business as described under "Organizational Structure"; and

  •
  each of the CVI Agreement, the exchange agreement, the tax receivable agreement, confidentiality and non-competition agreements with our senior principals, our amended and restated limited partnership agreement, the amended and restated limited partnership agreements for each of the Group Partnerships, the lock-up agreements and the amended and restated limited liability company agreement of our Managing Partner shall have been duly authorized, executed and delivered by each of the parties thereto and shall be in full force and effect.

        For purposes of the purchase and sale agreement, the term "material adverse effect" means, with respect to any person (other than the holders of the KPE units), a material adverse effect on the business, results of operations or financial condition of such person and any person (other than the Acquired KPE Partnership and its subsidiaries in the case of us) whose financial results are consolidated with such person

(including, in our case, our funds), taken as a whole, and, with respect to the holders of the KPE units, a material adverse effect on the overall economic value to be received as of the date of the purchase and sale agreement by the holders of the KPE units as a result of the Transactions, taken as a whole. For purposes of determining whether there has been a material adverse effect with respect to the holder of the KPE units, any effect, development, change or occurrence that does not generally affect holders of a material proportion of KPE units will be disregarded. In addition, in determining whether a material adverse effect has occurred or would reasonably be expected to occur, there shall be excluded any effect, event, development, occurrence or change on the referenced person to the extent the cause thereof is:

  •
  changes in general economic or political conditions;

  •
  changes in the financial or securities markets generally, except to the extent the referenced person, taken as a whole, together with any person (other than the Acquired KPE Partnership and its subsidiaries in the case of us) whose financial results are consolidated with such person is materially disproportionately affected thereby as compared with other participants in the applicable industry or industries in which any such persons operate;

  •
  entry into or announcement of the execution of the purchase and sale agreement;

  •
  the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism;

  •
  general changes or developments in the industries in which the referenced person operates, except to the extent the referenced person, taken as a whole, together with any person (other than the Acquired KPE Partnership and its subsidiaries in the case of us) whose financial results are consolidated with such person is materially disproportionately affected thereby as compared with other participants in the applicable industry or industries in which any such persons operate;

  •
  changes in law, rules, regulations, GAAP or interpretations thereof, except to the extent the referenced person, taken as a whole, together with any person (other than the Acquired KPE Partnership and its subsidiaries in the case of us) whose financial results are consolidated with such person is materially disproportionately affected thereby as compared with other participants in the applicable industry or industries in which any such persons operate; and

  •
  with respect to the Acquired KPE Partnership, any actions or omissions on the part of KPE that are directed by us or any of our affiliates including KPE's general partner or KPE, acting through KPE's general partner, except for such actions or omissions of KPE or its general partner that are due to the taking of any action, or failure to take any action, by the KPE Independent Directors (in their capacity as such).

        The purchase and sale agreement provides that the exclusions identified above shall not include, and in determining whether a material adverse effect has occurred or would reasonably be expected to occur there may be taken into account, any effect, development, change or occurrence the cause of which is certain enacted changes in United States tax law, rules, regulations or interpretations thereof.

        We and KPE have agreed to use our or its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in the purchase and sale agreement and summarized above are satisfied and to consummate the transactions contemplated by the purchase and sale agreement as promptly as practicable. However, neither we nor KPE are required to take, or agree to take, any action if the taking of such action would reasonably be expected to have, individually or in the aggregate, a material adverse effect on us or KPE, as applicable.

  No Solicitations of Alternative Transactions

        The purchase and sale agreement contains provisions prohibiting KPE from seeking an alternative transaction to the KPE Transaction. Under these "no solicitation" provisions, KPE has agreed that it will not directly or indirectly:

  •
  solicit, initiate, knowingly encourage, or take any action intended to, or which could reasonably be expected to, facilitate the making by any person of an acquisition proposal, as described below, or any inquiry or proposal that could reasonably be expected to lead to an acquisition proposal;

  •
  participate in any discussions or negotiations regarding an acquisition proposal or any inquiry that constitutes or could reasonably be expected to lead to an acquisition proposal;

  •
  furnish to any person any information or data with respect to it or any of its assets or otherwise cooperate with or take any action to knowingly facilitate any proposal that constitutes or could reasonably be expected to lead to an acquisition proposal; or

  •
  enter into any letter of intent, memorandum of understanding or other agreement or understanding relating to, or that could reasonably be expected to lead to, an acquisition proposal.

        For purposes of the purchase and sale agreement, the term "acquisition proposal" means any inquiry, proposal or offer, whether or not conditional, from any person other than us or our affiliates relating to any direct or indirect acquisition of (i) any interests in the Acquired KPE Partnership, (ii) 20% or more of the outstanding KPE units or (iii) 20% or more of the consolidated assets of the Acquired KPE Partnership.

  Termination

        The purchase and sale agreement may be terminated at any time prior to the completion of the KPE Transaction by mutual consent of us and KPE. In addition, KPE or we may terminate the purchase and sale agreement:

  •
  if any governmental entity issues an order, injunction, judgment, award or decree or takes any other action permanently enjoining, restraining or otherwise prohibiting the KPE Transaction and such order, injunction, judgment, award, decree or other action shall have become final and non-appealable; however, the right to so terminate the agreement will not be available to a party who has not used its reasonable best efforts to cause such order, injunction, judgment, award decree or other action to be vacated, annulled or lifted;

  •
  if the consent of the holders of at least a majority of the KPE units (excluding KPE units whose consent rights are controlled by us and our affiliates) to consummate the KPE Transaction is not obtained within 90 days following the date on which the registration statement, of which this prospectus forms a part, is declared effective by the SEC; however the right to so terminate the agreement will not be available to any party whose failure to fulfill any of its obligations under the agreement has been a principal cause of the failure of such consent to be obtained;

  •
  if the KPE Transaction is not completed on or before April 27, 2009; however, the right to so terminate the agreement will not be available to a party whose failure to comply with any provision of the purchase and sale agreement has been the cause of, or resulted in, the failure of the KPE Transaction to be completed by that date; or

  •
  subject to a cure right under certain circumstances, if any of the mutual conditions or any of the conditions to such party's obligations to completion of the KPE Transaction become incapable of being satisfied on or before April 27, 2009; however, the right to so terminate the agreement will not be available to any party that is then in breach of any representation, warranty, covenant or agreement that would cause any of the mutual conditions or any of the other party's conditions to completion of the KPE Transaction not to be satisfied.

  Conduct of Business Pending the KPE Transaction

        Under the purchase and sale agreement, we have agreed that, during the period from the date of the purchase and sale agreement until completion of the KPE Transaction, except as expressly contemplated or permitted by the purchase and sale agreement, or to the extent that KPE consents in writing, we will, and will cause each of the entities whose financial results will be consolidated with ours upon the consummation of the Reorganization Transactions (other than our consolidated funds and the Acquired KPE Partnership), which we refer to as the consolidated persons, to conduct our respective businesses in all material respects in the usual, regular and ordinary course.

        In addition to the above agreements regarding the conduct of business generally, subject to certain exceptions, we have agreed to the following specific restrictions relating to the conduct of our businesses:

  •
  we shall not, and shall not permit any consolidated person to, amend our or its organizational documents in any manner that would adversely affect the holders of KPE units in any material respect;

  •
  we shall not, and shall not permit any consolidated person to, change accounting methods other than those required by GAAP or the SEC;

  •
  we shall not adopt, enter into, amend or modify employee benefit plans, programs, policies or other arrangements other than the 2008 Equity Incentive Plan and grants pursuant thereto;

  •
  we shall not, and shall not permit any consolidated person to, subdivide, reclassify, issue, sell, redeem, purchase or otherwise acquire equity interests;

  •
  we shall not, and shall not permit any consolidated person to, declare, pay set aside or make any dividend or other distribution other than distributions to a consolidated person;

  •
  we shall not, and shall not permit any consolidated person to, enter into a related party transaction as such term is defined in Item 404(a) of Regulation S-K under the Securities Act;

  •
  we shall not incur or assume any indebtedness for borrowed money or guarantee any such indebtedness; and

  •
  we shall not take, and shall not permit any consolidated person to commit or agree to take, any of the foregoing actions that we or such consolidated persons are prohibited from taking pursuant to the restrictions relating to the conduct of our business in the purchase and sale agreement.

  Additional Agreements

        The purchase and sale agreement contains covenants relating to (i) the preparation by us, in cooperation with KPE, of the registration statement of which this prospectus forms a part, and the preparation by KPE, in cooperation with us, of the consent solicitation documents, (ii) modifying the existing services agreement among one of our affiliates and KPE and certain of its affiliates to enable such agreement to be terminated following the consummation of the KPE Transaction without the consent of the holders of KPE units, (iii) our using our reasonable best efforts to complete the Reorganization Transactions in the manner contemplated by the purchase and sale agreement and (iv) the use by KKR Holdings of its reasonable best efforts to take, or cause to be taken, such actions as are necessary so that upon completion of the KPE Purchase, all of the interests in the Acquired KPE Partnership (and in certain cases direct assets of the Acquired KPE Partnership) are, directly or indirectly, contributed to the Group Partnerships in exchange for a direct or indirect controlling interest and a 21% economic interest in each of the Group Partnerships.

  Change of Recommendation by the KPE Independent Directors

        At any time prior to the obtaining of the requisite consent of the KPE unitholders, the KPE Independent Directors may change their recommendation to the KPE Board in response to any material events or circumstances, if the KPE Independent Directors have concluded in good faith, after consultation with, and taking into account the advice of, their outside legal counsel, that had such material events or circumstances occurred and/or been known to the KPE Independent Directors prior to the date of the purchase and sale agreement, the KPE Independent Directors would, in compliance with their fiduciary duties under applicable law, not have recommended, or would have modified the terms of their recommendation, to the KPE Board that the KPE Board approve the purchase and sale agreement and the transactions contemplated by the purchase and sale agreement.

  Amendment; Waiver

        The purchase and sale agreement may be amended by the parties thereto. All amendments must be in writing signed by all parties. Any amendment by KPE will be valid only if approved by all of the KPE Independent Directors. At any time prior to the consummation of the KPE Transaction, each party may:

  •
  extend the time for the performance of any of the obligations or other acts of the other party provided for in the purchase and sale agreement;

  •
  waive any inaccuracies in the representations and warranties of the other party contained in the purchase and sale agreement or in any document delivered by the other party pursuant to the purchase and sale agreement; and

  •
  waive compliance by the other party with any of the agreements or conditions contained in the purchase and sale agreement.

  Expenses

        All costs and expenses incurred in connection with the purchase and sale agreement shall be paid by the party incurring such costs and expenses, except that, if the consummation of the KPE Transaction occurs, (i) all costs and expenses incurred by KPE or its general partner shall be paid by us and (ii) all other costs and expenses incurred in connection with the purchase and sale agreement shall be paid by one or more consolidated persons in which we have a 21% economic interest.

  Actions of KPE

        The purchase and sale agreement provides that during the period from the date of the purchase and sale agreement until the earlier of the consummation of the KPE Transaction and the termination of the purchase and sale agreement, the KPE Independent Directors, acting based on the affirmative vote of a majority of the KPE Independent Directors, will be entitled to implement on behalf of KPE the transactions contemplated by the purchase and sale agreement, to exercise the rights of KPE under the purchase and sale agreement and to enforce the purchase and sale agreement against us or KKR Holdings.

  Representations and Warranties

        The purchase and sale agreement contains representations and warranties made by us, KKR Holdings and KPE as of specific dates. The statements embodied in those representations were made for purposes of the purchase and sale agreement between the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of the agreement. In addition, certain representations and warranties were made as of a specified date, may be subject to contractual standards of materiality different from what may be viewed as material to unitholders or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.

        We, KKR Holdings and KPE have made representations and warranties in the purchase and sale agreement relating to, among other things:

  •
  organization and similar organizational matters;

  •
  authorization of the purchase and sale agreement and absence of conflicts; and

  •
  consents and approvals.

        In addition, we have made representations and warranties in the purchase and sale agreement relating to:

  •
  financial statements;

  •
  undisclosed liabilities;

  •
  internal controls;

  •
  capital structure;

  •
  absence of a material adverse effect;

  •
  non-applicability of the Investment Company Act;

  •
  compliance with applicable laws;

  •
  permits;

  •
  legal proceedings;

  •
  taxes;

  •
  material contracts;

  •
  benefit plans;

  •
  brokers' fees;

  •
  communications materials;

  •
  registration rights; and

  •
  intellectual property.

        The representations and warranties contained in the purchase and sale agreement will expire upon the completion of the KPE Transaction and none of such representations and warranties or any rights arising out of any breach thereof, will survive the completion of the KPE Transaction.

  Treatment of KPE Unit Appreciation Rights

        The purchase and sale agreement provides that each outstanding unit appreciation right with respect to KPE units issued according to KPE's 2007 Equity Incentive Plan will become fully vested and immediately exercisable immediately prior to the consummation of the KPE Transaction. Upon the consummation of the KPE Transaction, except as otherwise agreed between us and a holder of a unit appreciation right, (i) each outstanding unit appreciation right for which the exercise price per KPE unit of such unit appreciation right equals or exceeds the closing price per KPE unit on Euronext Amsterdam on the final trading day of KPE units will be cancelled without the payment of any consideration in respect thereof and (ii) each other outstanding unit appreciation right will be converted into a fully vested unit appreciation right, on the same terms and conditions that were applicable under such unit appreciation right, with respect to a number of our common units equal to the number of KPE units subject to such unit appreciation right immediately prior to the consummation of the KPE Transaction with an exercise price per our common unit equal to the per unit exercise price for such unit appreciation right and any such converted unit appreciation right and all obligations with respect thereto will be assumed by us.

  Indemnification and Insurance

        The purchase and sale agreement provides that, for a period of six years upon completion of the KPE Transaction, the Group Partnerships will indemnify each present and former director and officer of the general partner of KPE and certain other persons serving in a similar role against all losses, liabilities, damages, judgments and fines incurred in connection with any suit, claim, action, proceeding, arbitration or investigation arising out of or related to actions taken by them in their capacity as directors or officers of the general partner of KPE or taken by them at the request of KPE or the general partner of KPE. In addition, the purchase and sale agreement also provides that the Group Partnerships will indemnify us, KPE, each present and former director and officer of the general partner of KPE and certain other persons serving a similar role against all losses, liabilities, damages, judgments and fines (except to the extent any such losses, liabilities, damages, judgments or fines arise out of or are based upon certain information concerning the KPE Independent Directors that is furnished by or on behalf of the KPE Independent Directors) to which any of them may become subject under the Exchange Act, or other applicable law, statute, rule or regulation insofar as such losses, liabilities, damages, judgments and fines arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement of which this prospectus forms a part, the consent solicitation documents, communications materials issued in connection with the execution of the purchase and sale agreement or any other document issued by us, KPE or any of their respective affiliates in connection with, or otherwise relating to, the transactions contemplated by the purchase and sale agreement, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

        The purchase and sale agreement also provides that, subject to an agreed upon premium cap, we will obtain and fully pay the premium for, or cause to be obtained and the premium to be fully paid for, directors' and officers' liability insurance for the benefit of the directors and officers of the general partner of KPE which will (i) be effective for a period from the date of the consummation of the KPE Transaction through and including the date that is six years after such date, (ii) cover claims arising out of or relating to any action, statement or omission of such directors and officers whether before or after the closing date (including the transactions contemplated by the purchase and sale agreement and the decision making process by the directors of the general partner of KPE in connection therewith) to the same extent as the directors and officers of our general partner acting in their capacities as the directors and officers of the general partner of KPE are insured with respect thereto, and (iii) contain coverage and amounts, and otherwise contain terms and conditions, including exclusions, in each case as mutually agreed by KPE and us.

KPE Units

        In connection with the KPE Transaction, KPE unitholders will receive one of our common units and one CVI for each unit of KPE they own. The exchange ratio is fixed in the purchase and sale agreement.

  Trading Price

        The table below shows the closing prices of KPE units, which are admitted to listing and trading on Euronext Amsterdam under the symbol "KPE" at the close of the regular trading session on July 25, 2008, the last trading day before our public announcement of the KPE Transaction, and October 30, 2008, the most recent trading day for which that information was available.

Date	KPE Closing Price
July 25, 2008	$10.50
October 30, 2008	$4.75

        The following table sets forth, for the periods indicated, the high and low intraday sale prices per KPE unit as reported on Euronext Amsterdam.

	KPE Units
Calendar Quarter
	High	Low
2006
Second Quarter	$25.01	$21.15
Third Quarter	23.50	21.25
Fourth Quarter	23.20	20.95
2007
First Quarter	24.95	21.90
Second Quarter	24.60	21.90
Third Quarter	22.89	18.16
Fourth Quarter	20.15	17.04
2008
First Quarter	18.40	11.45
Second Quarter	15.51	12.11
Third Quarter	15.33	8.85
Fourth Quarter (through October 30, 2008)	9.80	4.10

  Distribution History

        On August 10, 2007, KPE's general partner declared a distribution of $0.24 per unit, or $49.1 million, to KPE unitholders of record as of the close of business on August 31, 2007. The $0.24 per unit distribution was paid to unitholders on or about September 17, 2007. On November 15, 2006, KPE's general partner declared a distribution of $0.19 per unit, or $38.9 million, to KPE unitholders of record immediately prior to the opening of business in Amsterdam on December 1, 2006. The $0.19 per unit distribution was paid to unitholders on or about December 15, 2006.

  Holders

        KPE estimates that as of December 31, 2007, there were approximately 1,580 holders of its common units. Because the laws and regulations applicable to KPE do not require KPE holders to file regulatory disclosure reports regarding their beneficial ownership of KPE units, KPE is unable to determine with reasonable certainty which of its holders currently beneficially own more than five percent of its common units.

        As of June 30, 2008, KKR executives held, through two affiliated investment vehicles, approximately 1.4% of KPE's outstanding units. In addition, as of such date one or more investment funds that are managed by us held approximately 2.3% of KPE's outstanding units. Each of our directors who is also a director of KPE may be deemed for purposes of Section 13(d) of the Exchange Act to beneficially own the KPE units held by these vehicles and funds. In addition, KPE's sole officer may be deemed to beneficially own certain of the KPE units held by these vehicles and funds. No other director of KPE beneficially owns any KPE units. Upon completion of the Transactions, these vehicles and funds will receive common units and CVIs in exchange for the KPE units they hold on the same terms as the other KPE unitholders.

Comparative Per Unit Data (Unaudited)

        Presented below for KKR and KPE is historical, unaudited pro forma combined and pro forma equivalent per unit financial data for the year ended December 31, 2007 and the six months ended June 30, 2008. This information should be read together with the consolidated financial statements and related notes of KKR and KPE included elsewhere in this prospectus and with the unaudited pro forma combined financial data included under "Unaudited Pro Forma Combined Financial Information."

	KKR Historical Combined(1)	KKR Historical Pro Forma(2)	KPE	Pro forma combined(3)
Book Value
As of June 30, 2008	$—	$0.77	$22.25	$16.59
Cash Distributions
For the year ended December 31, 2007	$—	$1.29	$0.24	$1.34
For the six months ended June 30, 2008	$—	$0.20	$0.00	$0.20
Income from Continuing Operations
Basic
For the year ended December 31, 2007	$—	$(1.52)	$(0.02)	$(1.52)
For the six months ended June 30, 2008	$—	$(0.54)	$(2.09)	$(0.97)
Diluted
For the year ended December 31, 2007	$—	$(1.52)	$(0.02)	$(1.52)
For the six months ended June 30, 2008	$—	$(0.54)	$(2.09)	$(0.97)

(1)
On a historical basis, KKR & Co. L.P. may be considered a shell company that had no operations and nominal assets consisting of cash and cash equivalents. Accordingly, no per unit amounts have been calculated for the historical periods.

(2)
KKR's per-unit book value, cash distributions and income from continuing operations are calculated on a pro forma basis giving effect to the Reorganization Transactions and assuming, solely for purposes of the data presented in this chart, a number of common units equal to the number of common units that will be outstanding upon completion of the KPE Transaction.

(3)
The unaudited pro forma combined book value was calculated by dividing total unaudited pro forma combined equity by total unaudited pro forma combined equivalent units outstanding as of June 30, 2008.

Accounting Treatment

        The KPE Transaction will be accounted for as an acquisition of non-controlling interests under the "purchase method" as that term is used under generally accepted accounting principles. The purchase consideration paid for the acquired interests is expected to equal the value of our common units that are exchanged for KPE's interest in the Acquired KPE Partnership plus the value of the CVIs issued to KPE unitholders and certain direct costs of the acquisition. Under the purchase method, the purchase consideration paid for the acquired interests will be allocated to the assets acquired and liabilities assumed, based on their estimated fair values at the date of the exchange. We have not yet completed our accounting analysis, nor have we finalized our determination of the fair value of either the consideration paid or the net assets acquired. However, we expect the fair value of the assets acquired and the liabilities assumed to exceed the purchase consideration paid for the acquired interests at the exchange date, with the excess recognized as an extraordinary gain in the period in which the KPE Transaction is completed. See "Unaudited Pro Forma Financial Information."

Interests of Directors and Executive Officers in the KPE Transaction

        Through their affiliation with us, each of our Managing Partner's executive officers may be deemed to have the following interests relating to the KPE Transaction:

  •
  We and affiliated entities hold beneficial ownership of approximately    % of KPE's outstanding units;

  •
  Pursuant to our services agreement with KPE, we are entitled to receive a management fee based upon the aggregate amount of KPE's equity;

  •
  The services agreement with KPE requires KPE to indemnify KKR and its affiliates with respect to all losses or damages arising from acts not constituting bad faith, willful misconduct or gross negligence;

  •
  The services agreement with KPE requires KPE to reimburse us for certain direct expenses, which payments total $3.1 million during the year ended December 31, 2007;

  •
  Each investment that is made by the Acquired KPE Partnership is generally subject to either a carried interest or incentive distribution right, which entitles us to receive a portion of the profits generated by the investment;

  •
  Pursuant to our investment agreement with KPE, we are required to contribute to KPE, on a periodic basis, an amount equal to 25% of the aggregate pre-tax cash distributions that are made pursuant to the carried interests and incentive distribution rights to which the KPE investments are subject;

  •
  Pursuant to our license agreement with KPE, we have granted KPE and certain related entities a non-exclusive, royalty-free license to use the name "KKR"; and

  •
  KKR PEI Associates, L.P., an entity that is owned by our investment professionals, including Messrs. Kravis and Roberts, holds the general partner interest in the Acquired KPE Partnership.

        In addition to being directors and executive officers of our Managing Partner, Messrs. Kravis and Roberts also are members of the KPE Board. In their capacity as members of the KPE Board, Messrs. Kravis and Roberts, as well as the KPE Independent Directors, may be deemed to have the following interests relating to the KPE Transaction:

  •
  The purchase and sale agreement provides that each present and former director of the KPE Board will be indemnified as described above under "—The Purchase and Sale Agreement—Conditions to Completion of the KPE Transaction—Indemnification and Insurance";

  •
  The purchase and sale agreement provides that we will obtain and fully pay the premium for, or cause to be obtained and the premium to be fully paid for, directors' and officers' liability insurance for the benefit of the directors and officers of KPE's general partner; and

  •
  The KPE Independent Directors receive ongoing fees for service in such capacity and, in connection with the KPE Transaction, the KPE Independent Directors will also be entitled to receive customary fees that are not contingent on their recommendation of the KPE Transaction. However, none of the KPE Independent Directors holds an equity interest in KPE.

        Finally, the chief financial officer of KPE's general partner is our employee and may be deemed to have each of the following interests described above (other than those specifically attributable only to the KPE Independent Directors). In addition, certain of our employees who provide services to KPE are entitled to indemnification under the purchase and sale agreement and hold KPE unit appreciation rights in an amount less than 1% of the aggregate KPE units outstanding which, pursuant to the purchase and sale agreement, will become fully vested and immediately exercisable as described above under "—The Purchase and Sale Agreement—Conditions to Completion of the KPE Transaction—Treatment of KPE Unit Appreciation Rights."

ORGANIZATIONAL STRUCTURE

        The following diagram illustrates the ownership and organizational structure that we will have immediately after the completion of the Transactions.

Notes:

(1)
Except for KKR Management Holdings Corp., certain of our foreign subsidiaries and certain subsidiaries of the Acquired KPE Partnership, which will be taxable as corporations for U.S. federal income tax purposes, all entities are treated as partnerships or disregarded entities for U.S. federal income tax purposes. For a discussion of pending legislation that may preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes, see "Risk Factors—Risks Related to KKR's Business—Legislation has been introduced that would, if enacted, preclude us from qualifying as a partnership for U.S. federal income tax purposes. If this or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability that could result in a reduction in the value of our common units."

(2)
The KKR Group is expected to become our accounting predecessor and its financial statements are expected to become our historical financial statements only upon the completion of the Reorganization Transactions and only after unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by KKR or its affiliates) consent to the KPE Transaction. There can be no assurance that the Reorganization Transactions will be consummated or that the other conditions to the KPE Transaction will be satisfied or waived. KPE will undertake the consent solicitation after the registration statement, of which this prospectus forms a part, is declared effective. The KKR Group includes all of our management companies and capital markets companies, the general partners of all of our funds (other than the general partners of the 1987 Fund and the 1993 Fund), all of the entities that are entitled to receive carry from our co-investment vehicles and the consolidated subsidiaries of those entities. We do not consolidate the 1987 Fund or the 1993 Fund, because the general partners of those funds are not included in the KKR Group, and we do not consolidate KFN and one of the side-by-side funds in the KKR Strategic Capital Funds. For information concerning the interests in the KKR Group that will be owned by the Group Partnerships or retained by minority investors upon completion of the Transactions, see "—Components of KKR's Business Owned by the Group Partnerships."

(3)
For information concerning the contribution of the Acquired KPE Partnership and the other assets of KPE to the Group Partnerships, see "Summary—KPE Transaction" and "—Group Partnerships."

The KKR Group

        Prior to the Transactions, KKR's business was conducted by a number of combined and consolidated entities that operated under the common control of our senior principals and were under the common ownership of our principals and other existing owners. These entities, which comprised the KKR Group, included:

  •
  our management companies and capital markets companies, which generate management, advisory and incentive fees earned from all of our funds, managed accounts, portfolio companies, capital markets transactions and other investment products;

  •
  the general partners of the 1996 Fund, the European Fund, the Millennium Fund, the European Fund II, the 2006 Fund, the Asian Fund, the European Fund III, the Acquired KPE Partnership, the entities that are entitled to receive carry from our principal protected private equity product and the entities that are entitled to receive carry from our co-investment vehicles, which receive carried interest from private equity investments that are made through such entities as well as returns on investments made by or on behalf of the general partners alongside fund investors;

  •
  the general partners of two of the side-by-side funds that comprise the KKR Strategic Capital Funds, which control the operations of such funds; and

  •
  the consolidated subsidiaries of the foregoing.

        The KKR Group is expected to become our predecessor for accounting purposes and its financial statements are expected to become our historical financial statements only upon completion of the Reorganization Transactions, which will take place subsequent to the time the registration statement, of which this prospectus forms a part, is declared effective and only after unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by KKR or its affiliates) consent to the KPE Transaction. There can be no assurance that the Reorganization Transactions will be consummated or that the other conditions to the KPE Transaction will be satisfied or waived. Because the legal entities that comprise the KKR Group are under the common control of our senior principals and will be under their common control following the completion of the Reorganization Transactions, we will account for the Reorganization Transactions as a transfer of interests under common control. Certain portions of the Transactions, however, will be accounted for as acquisitions of non-controlling interests in consolidated entities using the purchase method of accounting with the KKR Group being treated as the accounting acquirer as described under "Unaudited Pro Forma Financial Information."

Our Partnership

        We were formed as a Delaware limited partnership on June 25, 2007 and will act as a holding company for the Group Partnerships following the completion of the Transactions. Our partnership will have no operations and nominal assets consisting of cash and cash equivalents at the time the registration statement, of which this prospectus forms a part, is declared effective and, as a result, at the time of effectiveness our partnership may be considered a shell company as defined under Exchange Act rules. Upon completion of the Reorganization Transactions, the entities included in the financial statements of the KKR Group, other than the 1996 Fund and its general partners, will be reorganized under the Group Partnerships and we will serve as the ultimate general partner of the Group Partnerships, which will provide us with control over their business and affairs, and we will directly and indirectly own an aggregate of 21% of the Group Partnership units then outstanding. The remaining 79% of the Group Partnership units that are outstanding upon completion of the Transactions will be owned by our principals through KKR Holdings. Our percentage interest in the Group Partnerships may increase, and the percentage interest in the Group Partnerships that is held by KKR Holdings may decrease, to the extent that additional consideration becomes due and payable in respect of our CVIs. See "The KPE Transaction" and "Description of Our Contingent Value Interests."

        We intend to make quarterly cash distributions to our unitholders in amounts that in the aggregate are expected to constitute substantially all of the cash earnings of our asset management business each year in excess of amounts determined by our Managing Partner to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business and our funds, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the ensuing four quarters. See "Distribution Policy." Our Managing Partner intends to cause the Group Partnerships to make distributions on the Group Partnership units in amounts that are sufficient to fund any distributions that we make on our common units. To the extent that we receive any distributions on the Group Partnership units that we hold, KKR Holdings and any other holder of Group Partnership units will be entitled to receive pro rata distributions on their Group Partnership units.

Our Managing Partner

        As is commonly the case with limited partnerships, our partnership agreement provides for the management of our business and affairs by a general partner rather than a board of directors. Our Managing Partner serves as our sole general partner and has a board of directors that is co-chaired by our founders Henry Kravis and George Roberts. Messrs. Kravis and Roberts also serve as our Co-Chief Executive Officers and, in such positions, are authorized to appoint other officers of our partnership. Upon completion of the Transactions, the board will consist of a majority of independent directors and will have an audit committee and a conflicts committee consisting entirely of independent directors and a nominating and corporate governance committee consisting of at least one independent director. Our Managing Partner will not have any economic interest in our partnership other than a single common unit.

        Our unitholders do not hold securities of our Managing Partner and are not entitled to vote in the election of its directors or other matters affecting its governance. Accordingly, only those persons holding limited liability company interests in our Managing Partner will be entitled to vote in the election or removal of its directors, on proposed amendments to its charter documents or on other matters that require approval of its equity holders. Our Managing Partner's outstanding limited liability company interests consist of Class A shares, which are entitled to vote on the election and removal of directors and other matters that have not been delegated to the board of directors or reserved for the vote of Class B shareholders, and Class B shares, which are entitled to vote only with respect to the manner in which our subsidiaries vote any voting interests that they hold in the general partners of our foreign funds. Upon completion of the Transactions, all of the outstanding Class A shares and Class B shares of our Managing Partner will be held by our senior principals. Messrs. Kravis and Roberts will be able to exercise a majority of the voting power of Class A shares. See "Management—Managing Partner Board Structure and Practices—Election and Removal of Directors" and "Security Ownership—Our Managing Partner."

Group Partnerships

        Prior to the completion of the KPE Transaction, we will complete certain reorganization steps pursuant to which KKR's business will be reorganized under the Group Partnerships. The reorganization steps will involve a contribution of equity interests in KKR's business that are held by our principals to the Group Partnerships in exchange for newly issued Group Partnership units. We refer to these steps as the Reorganization Transactions. No cash will be received in connection with such exchanges. Following the completion of the Reorganization Transactions, KKR's business will be conducted through the Group Partnerships and we will serve as the ultimate general partner of those entities. Our principals will hold their equity in the Group Partnerships through KKR Holdings, as described under "—KKR Holdings."

        In connection with the KPE Transaction, we will acquire all of the assets of KPE, including all of the interests in the Acquired KPE Partnership held by KPE, and assume all of the liabilities of KPE and its general partner, in exchange for common units and CVIs that will be issued by us. Upon completion of the KPE Transaction, we will directly or indirectly contribute all of the assets acquired from KPE, including all of the interests in the Acquired KPE Partnership held by KPE, to the Group Partnerships in exchange for newly issued Group Partnership units representing 21% of the equity in the Group Partnerships upon completion of the Transactions. The remaining 79% of the Group Partnership units that are outstanding upon completion of the Transactions will be owned by our principals through KKR Holdings. The Group Partnership units will allow us and KKR Holdings to share ratably in the assets, liabilities, profits, losses and distributions of the Group Partnerships based on our respective percentage interests in the Group Partnerships.

        The Group Partnership units include a capital contribution adjustment mechanism, which we refer to as the CCAM, reflecting the terms of our CVIs. Under the adjustment mechanism, we will receive additional Group Partnership units, or cash contributed by KKR Holdings, to the extent any consideration is due in respect of the CVIs. See "Description of Our Contingent Value Interests." The CCAM will be settled with Group Partnership units or cash, as determined by KKR Holdings. We will deliver any consideration that we receive pursuant to the CCAM to holders of our CVIs as follows:

  •
  If the CCAM is settled with newly issued Group Partnership units, we will issue an equivalent number of our own additional common units to CVI holders in settlement of the CVIs. A corresponding number of Group Partnership units held by KKR Holdings will then be cancelled.

  •
  If the CCAM is settled with cash, KKR Holdings will contribute cash to the Group Partnerships in an amount equal to the cash settlement price of the CVIs (taking into account any tax incurred in connection with the distribution (or series of distributions) of such cash from the Group Partnerships to us). The Group Partnerships will distribute such cash to us for further delivery to CVI holders in settlement of the CVIs.

        The consideration payable under the CCAM will be subject to a cap, such that the maximum consideration delivered in respect of the CCAM, as described above, and ultimately to CVI holders, will not exceed 0.2857 common units per CVI or $4.9444 of cash per CVI. The actual amount of consideration delivered, if any, may be lower and will ultimately depend on the trading price of our common units and the amount of distributions that we make thereon.

Components of KKR's Business Owned by the Group Partnerships

        Upon completion of the Transactions, KKR's business will be conducted through the Group Partnerships and we will serve as the ultimate general partner of those entities. Except for the non-controlling interests in our funds that are held by fund investors, interests in the general partners of the 1996 Fund and the Retained Interests described below, the Group Partnerships will own:

  •
  all of the controlling and economic interests in our fee-generating management companies and capital markets companies, which will allow us to control those entities and share ratably in the management, advisory and incentive fees earned from all of our funds, managed accounts, portfolio companies, capital markets transactions and other investment products;

  •
  all of the controlling and economic interests in the general partners of our funds and all of the entities that are entitled to receive carry from our co-investment vehicles, which will allow us to control those entities and share ratably in the carried interest received by them as well as any returns on investments made by or on behalf of the general partners after the completion of the Transactions; and

  •
  all of the controlling and economic interests in the Acquired KPE Partnership and the other assets of KPE, which will allow us to control the Acquired KPE Partnership and such other assets and share ratably in the returns that they generate.

        In connection with the Transactions, certain minority investors will retain the following interests in KKR's business and such interests will not be acquired by the Group Partnerships:

  •
  controlling and economic interests in the general partners of the 1996 Fund, which interests will not be contributed to the Group Partnerships due to the fact that the general partners are not expected to receive meaningful proceeds from further realizations;

  •
  non-controlling economic interests that will allocate to a former principal and such person's designees an aggregate of 1% of the carried interest received by general partners of our funds and 1% of our profits until a future date;

  •
  non-controlling economic interests that will allocate to certain of our former principals and their designees a portion of the carried interest received by the general partners of our private equity funds with respect to private equity investments made during such former principals' tenure with our firm;

  •
  non-controlling economic interests that will allocate to certain of our current and former principals all of the capital invested by or on behalf of the general partners of our private equity funds before the completion of the Transactions and any returns thereon; and

  •
  a non-controlling economic interest that will allocate to a third party an aggregate of 2% of the equity in the KKR Group's capital markets business.

        The interests described in the immediately preceding bullets (other than interests in the general partners of the 1996 Fund) are referred to as the Retained Interests. Following the completion of the Transactions, the Retained Interests will be reflected in our financial statements as non-controlling interests in consolidated entities. Except for the Retained Interest in our capital markets business, these interests generally are expected to run-off over time, thereby increasing the interests of the Group Partnerships in the entities that comprise KKR's business.

        You should note that the interests that the Group Parterships will own as described above do not represent all of the interests in the KKR Group that are reflected in its combined financial statements included elsewhere in this prospectus or interests in all of the entities that we have sponsored over time. In particular, the Group Partnerships will not acquire any interests in the general partners of the 1987 Fund, the 1993 Fund or the 1996 Fund, because those general partners are not expected to receive meaningful proceeds from further realizations. While the general partners of the 1987 Fund and the 1993 Fund are not included in the KKR Group's combined financial statements given that they were not significant to KKR's business and operations during the historical periods for which financial information is presented in this prospectus, we have included the general partners of the 1996 Fund in the KKR Group's combined financial statements due to the fact that such entities were significant to KKR's business and operations and under the common control of our senior principals during such periods.

        In addition, as described under "KKR's Management's Discussion and Analysis of Financial Condition and Results of Operations—Basis of Financial Presentation," we are required to consolidate in our financial statements the funds over which we exercise substantive controlling rights and operational discretion, despite the fact that the substantial majority of the economic interests in those entities are held by third party investors. The entities that are so consolidated for historical periods include the 1996 Fund, the European Fund, the Millennium Fund, the European Fund II, the 2006 Fund, the Asian Fund, the European Fund III, the Acquired KPE Partnership, the entities that have the right to receive carry from co-investment vehicles and two of the side-by-side funds that comprise the KKR Strategic Capital Funds. Except for interests in the Acquired KPE Partnership that will be acquired from KPE in the KPE Transaction, we will not acquire any of the economic interests in these entities that are held by third party investors.

KKR Holdings

        Upon completion of the Transactions, our principals will hold interests in KKR's business through KKR Holdings, which will own all of the outstanding Group Partnership units that are not held by us. These individuals will receive financial benefits from KKR's business in the form of distributions and payments received from KKR Holdings and through their direct and indirect participation in the value of Group Partnership units held by KKR Holdings, and KKR Holdings will bear the economic costs of any executive bonuses paid to them.

        Our principals' interests in Group Partnership units that are held by KKR Holdings will be subject to transfer restrictions and, except for certain interests that will be vested upon completion of the Transactions, will be subject to vesting requirements and forfeitable if the principal ceases to be involved in KKR's business prior to vesting. Unvested interests will time-vest on annual vesting dates over a specified period of years that will be determined, with respect to each principal, based on seniority, tenure and certain other factors. Once vested, interests will remain subject to restrictions on transfers and exchanges of the related Group Partnership units during a transfer restrictions period. The transfer restrictions period will last for a minimum of (i) one year with respect to one-half of the interests vesting on an annual vesting date and (ii) two years with respect to the other one-half of the interests vesting on such annual vesting date.

        In connection with the Transactions, KKR Holdings expects to vest certain interests at closing and to subject unvested interests in Group Partnership units that are attributable to our senior principals to vesting periods of either six years or eight years. Interests that are vested at closing will remain subject to transfer restrictions as set forth in the tables below. The following tables present the cumulative amount of Group Partnership units that will be vested and transferable as of the dates indicated under each vesting schedule.

6 Year Vesting Schedule			8 Year Vesting Schedule
	Cumulative Amount Vested	Cumulative Amount Transferable		Cumulative Amount Vested	Cumulative Amount Transferable
Closing			Closing
End of Year 1			End of Year 1
End of Year 2			End of Year 2
End of Year 3			End of Year 3
End of Year 4			End of Year 4
End of Year 5			End of Year 5
End of Year 6			End of Year 6
End of Year 7	—		End of Year 7
End of Year 8	—		End of Year 8
			End of Year 9	—
			End of Year 10	—

        The transfer and vesting restrictions applicable to our principals' interests in Group Partnership units that are held by KKR Holdings may not be enforceable in all cases and can be waived, modified or amended at any time without our consent.

        Our founders and other principals do not want our people to be advantaged or disadvantaged as a result of their title or tenure at our firm when we complete the Transactions. Our principals intend to allocate approximately 20% of the Group Partnership units that are initially held by KKR Holdings in a manner that will allow us to continue to provide our people and others we may hire with additional equity participation in our firm in future periods. We have not determined the timing or amounts of any specific grants of these Group Partnership units, or the vesting and transfer restrictions relating to such grants.

Equity Awards

        In connection with the Transactions, we intend to grant to our employees who do not hold interests in KKR Holdings awards representing our common units under our 2008 Equity Incentive Plan. The form and amount of awards to be granted under the plan have not yet been determined. Any such awards will be subject to vesting and other restrictions. The issuance of common units pursuant to awards under the 2008 Equity Incentive Plan would dilute common unitholders and KKR Holdings pro rata in accordance with their respective percentage interests in the Group Partnerships. The total number of our common units that may initially be issued under our 2008 Equity Incentive Plan will be equivalent to 2% of the number of fully diluted common units outstanding upon completion of the Transactions. See "Management—Equity Awards."

Exchange Agreement

        In connection with the Transactions, we will enter into an exchange agreement with KKR Holdings pursuant to which KKR Holdings and certain of the transferees of its Group Partnership units may, up to four times each year, exchange Group Partnership units held by them (together with corresponding special voting units in our partnership) for our common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. At the election of the Group Partnerships, the Group Partnerships may settle exchanges of Group Partnership units with cash in an amount equal to the fair market value of the common units that would otherwise be deliverable in such exchanges. If we elect to settle an exchange of Group Partnership units with cash, the net assets of the Group Partnerships will decrease and we will cancel the Group Partnership units that are acquired in the exchange, which will result in a corresponding reduction in the number of fully diluted common units and special voting units that we have outstanding following the exchange. As a result of the cancellation of the Group Partnership units that are acquired in the exchange, our percentage ownership of the Group Partnerships will increase and KKR Holdings' percentage ownership will decrease.

        Interests in KKR Holdings that are held by our principals will be subject to significant transfer restrictions and vesting requirements that, unless waived, modified or amended, will limit the ability of our principals to cause Group Partnership units to be exchanged under the exchange agreement so long as the applicable vesting and transfer restrictions apply. The general partner of KKR Holdings, which will initially be controlled by our founders, will have sole authority for waiving, modifying or amending any applicable vesting or transfer restrictions. Pursuant to a lock-up agreement that we will enter into with KKR Holdings, exchanges cannot be effected for 180 days after the completion of the KPE Transaction, subject to certain exceptions.

Tax Receivable Agreement

        The acquisition by our intermediate holding company of Group Partnership units from KKR Holdings or transferees of its Group Partnership units from time to time pursuant to the exchange agreement is expected to result in an increase in our intermediate holding company's share of the tax basis of the tangible and intangible assets of KKR Management Holdings L.P., primarily attributable to a portion of the goodwill inherent in our business, that would not otherwise have been available. This increase in tax basis may increase (for tax purposes) depreciation and amortization and therefore reduce the amount of tax our intermediate holding company would otherwise be required to pay in the future. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

        We will enter into a tax receivable agreement with KKR Holdings requiring our intermediate holding company to pay to KKR Holdings or transferees of its Group Partnership units 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that the intermediate holding company actually realizes (or is deemed to realize, in the case of an early termination payment by our intermediate holding company or a change of control) as a result of this increase in tax basis, as well as 85% of the amount of any such savings the intermediate holding company actually realizes (or is deemed to realize) as a result of increases in tax basis that arise due to future payments under the agreement. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, neither KKR Holdings nor its transferees will reimburse us for any payments previously made under the tax receivable agreement if such tax basis increase, or the benefits of such increases, were successfully challenged by the IRS. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." In the event that other of our current or future subsidiaries become taxable as corporations and acquire Group Partnership units in the future, or if we become taxable as a corporation for U.S. federal income tax purposes, each will become subject to a tax receivable agreement with substantially similar terms.

Other Tax Matters

        As discussed in "Material U.S. Federal Tax Considerations," under existing laws and regulations our partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partner interest. However, our partnership agreement does not restrict our ability to take actions that may result in us being treated as an entity taxable as a corporation for U.S. federal (and applicable state) income tax purposes. See "Material U.S. Federal Tax Considerations" for a summary discussing certain U.S. federal tax considerations related to the purchase, ownership and disposition of our common units as of the date of this prospectus. Also see "Risk Factors—Risks Related to KKR's Business—Legislation has been introduced that would, if enacted, preclude us from qualifying as a partnership for U.S. federal income tax purposes. If this or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability that could result in a reduction in the value of our common units."

        We believe that the Group Partnerships will also be treated as partnerships and not as corporations for U.S. federal income tax purposes. Accordingly, the holders of Group Partnership units, including our intermediate holding company, will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of the Group Partnerships. Net profits and net losses of a Group Partnership will generally be allocated to its partners (including our partnership and our intermediate holding company) pro rata in accordance with the percentages of their respective partner interests. Because we will directly and indirectly own an aggregate of 21% of the outstanding Group Partnership units upon completion of the Transactions, our partnership will initially be indirectly allocated 21% of the net profits and net losses of the Group Partnerships as described under "Distribution Policy." The remaining net profits and net losses will be allocated to the other holders of Group Partnership units, which will initially consist of KKR Holdings. These percentages are subject to change, including upon an exchange of Group Partnership units for our common units, as a result of the CCAM relating to our CVIs.

        If the general partners of the Group Partnerships determine that distributions from the Group Partnerships would otherwise be insufficient to cover the tax liabilities of a holder of a Group Partnership unit, the partnership agreement of each Group Partnership will provide for cash distributions, which we refer to as tax distributions, to the holders of Group Partnership units. Generally, these tax distributions will be computed based on our estimate of the net taxable income of the relevant partnership allocable to a holder of a Group Partnership unit multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the non-deductibility of certain expenses and the character of the income). If we had completed the Transactions on January 1, 2008, the assumed effective tax rate for the year ended December 31, 2007 would have been approximately 46%. A portion of any such tax distributions received by us, net of amounts used by our subsidiaries to pay their tax liability, will be distributed to our unitholders. Such amounts are generally expected to be sufficient to permit our U.S. unitholders to fund their estimated U.S. tax obligations (including any federal, state and local income taxes) with respect to their distributive shares of net income or gain, other than taxes with respect to distributions paid by the intermediate holding company to us, after taking into account any withholding tax imposed on us. We cannot assure you that, for any particular unitholder, such distributions will be sufficient to pay the unitholder's actual U.S. or non-U.S. tax liability.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The unaudited pro forma financial information contained in this prospectus is subject to completion due to the fact that certain information relating to the Transactions and other arrangements to be entered into in connection therewith currently is not determinable. We intend to complete this pro forma financial information, including amounts relating to the pro forma adjustments set forth in the accompanying unaudited condensed pro forma statement of financial condition and unaudited condensed pro forma statements of operations, as and when we update this prospectus and such information becomes available.

        The following unaudited condensed pro forma statements of operations for the year ended December 31, 2007 and the six months ended June 30, 2008 and the unaudited condensed pro forma statement of financial condition as of June 30, 2008 give effect to (i) the KFI Transaction in the pro forma statements of operations only, as the transaction occurred on May 30, 2008 and is already reflected in the statement of financial condition as of June 30, 2008, (ii) the Reorganization Transactions, (iii) the KPE Transaction and (iv) certain other arrangements entered into in connection therewith as if such transactions and arrangements had been completed as of January 1, 2007 with respect to the unaudited condensed pro forma statements of operations and as of June 30, 2008 with respect to the unaudited pro forma statement of financial condition.

        The unaudited condensed pro forma statements of operations and the unaudited condensed pro forma statement of financial condition are based on the historical combined financial statements of the KKR Group included elsewhere in this prospectus. The unaudited pro forma measure of economic net income for the year ended December 31, 2007 and the six months ended June 30, 2008, which represents a supplemental measure used by management to make operating decisions, assess performance and allocate resources, is based upon historical measures of the KKR Group included elsewhere in this prospectus. The pro forma adjustments are described in the accompanying notes and are based on available information and assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the impact of the transactions and related arrangements described above on the historical financial information of the KKR Group.

        This unaudited pro forma financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position that would have occurred had the transactions and arrangements described above occurred on the dates indicated or had we operated as a public company during the periods presented or for any future period or at any future date. You are cautioned not to place undue reliance on this information. You should read this information in conjunction with "Organizational Structure," "KKR's Management's Discussion and Analysis of Financial Condition and Results of Operations," "KPE Management's Discussion and Analysis of Financial Condition and Results of Operations," "The KPE Transaction" and the KKR Group's combined financial statements and related notes included elsewhere in this prospectus.

Basis of Presentation

        The KKR Group is expected to become our predecessor for accounting purposes and its historical combined financial statements are expected to become our historical financial statements only upon completion of the Reorganization Transactions, which will take place subsequent to the time the registration statement, of which this prospectus forms a part, is declared effective and only after unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by KKR or its affiliates) consent to the KPE Transaction. There can be no assurance that the Reorganization Transactions will be consummated or that the other conditions to the KPE Transaction will be satisfied or waived. The entities comprising the KKR Group are under the common control of its senior principals. Because the legal entities that comprise the KKR Group are under the common control of the senior principals and will continue to be under their common control following the completion of the Transactions, we will account for the Transactions as a transfer of interests under common control. Certain portions of the Transactions, however, will be accounted for as acquisitions of non-controlling interests in consolidated entities using the purchase method of accounting with the KKR Group being treated as the accounting acquirer.

        In accordance with GAAP, the historical combined financial statements of the KKR Group consolidate a number of funds that are sponsored by the KKR Group, despite the fact that the KKR Group has only a minority economic interest in those entities. This consolidation is due to the substantive controlling rights and operational discretion that the KKR Group maintains over the funds through its general partner or managing member interests and the fact that non-controlling interest holders do not hold any substantive rights that would enable them to impact the ongoing governance and operating activities of such entities.

        As a result of the consolidation of the consolidated funds, the combined financial statements of the KKR Group reflect the assets, liabilities, revenues, expenses and cash flows of the consolidated funds on a gross basis. The majority of the economic interests in the consolidated funds, which are held by third-party investors, are reflected as non-controlling interests. Substantially all of the management fees and certain other amounts that the KKR Group earns from the consolidated funds are eliminated in combination. However, because those amounts are earned from non-controlling interest holders, the KKR Group's allocable share of the net income from the consolidated funds is increased by the amounts eliminated. Accordingly, the consolidation of the consolidated funds does not have a net effect on the amounts of income (loss) before taxes, net income (loss) or partners' capital that are reported by the KKR Group.

        While the consolidation of the consolidated funds does not have a net effect on the amounts of income (loss) before taxes, net income (loss) or partners' capital reported by the KKR Group, the consolidation does significantly impact other aspects of the combined financial statement presentation of the KKR Group. This is due to the fact that the assets, liabilities, income and expenses of the consolidated funds are reflected on a gross basis while the allocable share of those amounts that are attributable to non-controlling interest holders are reflected as single line items. The single line items in which the assets, liabilities, income and expense attributable to non-controlling interest holders are recorded consist of non-controlling interests in consolidated entities in the statement of financial condition and non-controlling interests in income of consolidated entities in the statement of operations.

KFI Transaction

        In the historical combined financial statements, the KKR Group held all of the equity interests in KFI other than certain non-controlling interests that allocated 35% of the net income generated by KFI to certain of its executives on an annual basis. On May 30, 2008, the KKR Group acquired all of these outstanding interests in KFI. As a result of the KFI Transaction, the KKR Group now owns 100% of the equity interests in KFI and is entitled to all of the net income and related cash flows generated by its fixed income segment. While not part of the Transactions, the pro forma condensed financial information includes the effects of the KFI Transaction, because management believes such information is important to understanding the ongoing operating results subsequent to the Transactions.

1996 Fund and Retained Interests

        Following the time the registration statement, of which this prospectus forms a part, is declared effective and prior to the completion of the KPE Transaction, we will complete a series of transactions, which we refer to as the Reorganization Transactions, pursuant to which KKR's business will be reorganized under the Group Partnerships. The reorganization will involve a contribution of equity interests in KKR's business that are held by our principals, to the Group Partnerships in exchange for newly issued partner interests in the Group Partnerships. No cash will be received in connection with such exchanges. Following the completion of the Reorganization Transactions, KKR's business will be conducted through the Group Partnerships and we will serve as the ultimate general partner and parent company of those entities. Our principals will hold their equity in the Group Partnerships through KKR Holdings.

        Upon completion of the Transactions, except for non-controlling interests in our funds that are held by fund investors, interests in the general partners of the 1996 Fund and the Retained Interests described below, the Group Partnerships will own:

  •
  all of the controlling and economic interests in our fee-generating management companies and capital markets companies, which will allow us to control those entities and share ratably in the management, advisory and incentive fees earned from all of our funds, managed accounts, portfolio companies, capital markets transactions and other investment products; and

  •
  all of the controlling and economic interests in the general partners of our funds and all of the entities that are entitled to receive carry from co-investment vehicles, which will allow us to control those entities and share ratably in the carried interest received by them as well as any returns on investments made by or on behalf of the general partners after the completion of the Transactions; and

  •
  all of the controlling and economic interests in the Acquired KPE Partnership and the other assets of KPE, which will allow us to control the Acquired KPE Partnership and such other assets and share ratably in the returns that they generate.

        In connection with the Transactions, certain minority investors will retain the following interests in the KKR Group and such interests will not be acquired by the Group Partnerships:

  •
  controlling and economic interests in the general partners of the 1996 Fund, which interests will not be contributed to the Group Partnerships due to the fact that the general partners are not expected to receive meaningful proceeds from further realizations;

  •
  non-controlling economic interests that will allocate to a former principal and such principal's designees an aggregate of 1% of the carried interest received by general partners of our funds and 1% of our other profits until a future date;

  •
  non-controlling economic interests that will allocate to certain former principals and their designees a portion of the carried interest received by the general partners of the KKR Group's private equity funds with respect to private equity investments made during such former principals' tenure with the KKR Group;

  •
  non-controlling economic interests that will allocate to certain current and former principals all of the capital invested by or on behalf of the general partners of the KKR Group's private equity funds before the completion of the Transactions and any returns thereon; and

  •
  a non-controlling economic interest that will allocate to a third party an aggregate of 2% of the equity in the KKR Group's capital markets business.

        The controlling and economic interests in the general partners of the 1996 Fund that are described above will no longer be reflected in the combined financial statements of the KKR Group following the completion of the Transactions, because such interests will not be acquired by the Group Partnerships. The other interests described in the immediately preceding bullets, which are referred to as the Retained Interests, will be accounted for as non-controlling interests in consolidated funds following the completion of the Transactions due to the fact that such interests will be held at a subsidiary level. The allocable share of income and expense attributable to such interests will be accounted for as non-controlling interests in income of consolidated entities, and the allocable share of capital attributable to such interests will be accounted for as non-controlling interests in consolidated entities.

Acquisition of Interests and Other Reorganization Transactions

        In connection with the Reorganization Transactions, we, KKR Holdings and our principals will enter into certain other arrangements and transactions that are reflected in the following unaudited pro forma financial information. These arrangements and transactions relate to:

  •
  the contribution by our principals who are not senior principals (and therefore not part of our control group) of equity interests in KKR's business in exchange for newly issued Group Partnership units that will be indirectly held through KKR Holdings;

  •
  the compensation and equity ownership of our principals, other personnel and certain third-party service providers in KKR's business, including matters involving the vesting of Group Partnership units held indirectly through KKR Holdings, the allocation of distributions and other payments from KKR Holdings and the payment or funding of executive bonuses by KKR Holdings;

  •
  the allocation of tax benefits that may result from exchanges of Group Partnership units held by our principals through KKR Holdings; and

  •
  certain distributions that will be made to our existing owners prior to the completion of the Transactions.

        We have made adjustments relating to these arrangements and transactions in the following unaudited pro forma financial information to the extent that information relating to such matters is currently available and objectively determinable.

KPE Transaction

        In connection with the KPE Transaction, we will acquire all of the assets of KPE, including all of the interests in the Acquired KPE Partnership held by KPE, and assume all of the liabilities of KPE and its general partner in exchange for common units and CVIs that will be issued by us. Upon completion of the KPE Purchase, we will directly or indirectly contribute all of the assets acquired from KPE, including all of its interests in the Acquired KPE Partnership, to the Group Partnerships in exchange for newly issued Group Partnership units. Interests in one of our Group Partnerships will be held through an intermediate holding company that is taxable as a corporation for U.S. federal income tax purposes and will be subject to additional taxes on an entity level.

        Upon completion of the KPE Transaction, we will initially hold 21% of the outstanding Group Partnership units and our principals, through KKR Holdings, will initially hold 79% of the outstanding Group Partnership units. The Group Partnership units that we will initially hold will include a capital contribution adjustment mechanism, which we refer to as the CCAM, which reflects the terms of our CVIs. Under the CCAM, if amounts become due under our CVIs, we will be entitled to receive a variable amount of newly issued Group Partnership units or cash in an amount sufficient to fund such amounts due under the CVIs. KKR Holdings will have the right to determine whether the CCAM is settled with additional Group Partnership units or cash and, as a result, the form of settlement of the CVIs.

Public Company Expenses

        Following the Transactions, we will incur costs associated with being a publicly traded company. Such costs will include new or increased expenses for such items as insurance, directors' fees, accounting work, legal advice, investor relations and compliance with applicable regulatory and stock exchange requirements, including costs associated with compliance with the Sarbanes-Oxley Act and periodic or current reporting obligations. No pro forma adjustments have been made to reflect such costs due to the fact that they currently are not objectively determinable.

Unaudited Pro Forma Condensed Combined Statement of Financial Condition
As of June 30, 2008

		Pre-KPE Transaction Adjustments
	KKR Group Combined Historical	Adjustments for 1996 Fund and Retained Interests(3)		Acquisition of Interests and Other Reorganization Adjustments(4)		Adjustments for KPE Transaction(5)		KKR Group As Adjusted	Allocation to KKR Holdings(6)	KKR & Co. L.P. Combined Pro Forma
	($ in thousands)
Assets
Cash and Cash Equivalents	$117,992	$(5,762	)(c)	$(8,445	)(f)	$5,795	(j)	$109,580	$—	$109,580
Cash and Cash Equivalents held at Consolidated Entities	783,946	(11,758	)(c)	—		—		772,188	—	772,188
Restricted Cash and Cash Equivalents	78,819	—		—		—		78,819	—	78,819
Investments, at Fair Value	32,759,348	(1,081,549	)(c)	—		—		31,677,799	—	31,677,799
Due from Affiliates	48,614	2,115	(c)	(26,814	)(f)	—		23,915	—	23,915
Other Assets	223,422	—		178,543	(e)(f)(i)	(6,367	)(j)	395,598	—	395,598

Total Assets	$34,012,141	$(1,096,954)		$143,284		$(572)		$33,057,899	$—	$33,057,899

Liabilities and Partners' Capital
Debt Obligations	$1,947,547	—		$—		$—		$1,947,547	$—	$1,947,547
Due to Affiliates	9,007	—		37,358	(f)	—		46,365	—	46,365
Accounts Payable, Accrued Liabilities and Other Liabilities	953,856	(52,174	)(c)	(29,582	)(g)	1,353	(j)	873,453	—	873,453

Total Liabilities	2,910,410	(52,174)		7,776		1,353		2,867,365	—	2,867,365
Commitments and Contingencies
Non-Controlling Interests in Consolidated Entities	29,710,041	(272,533	)(c)(d)			(4,553,622	)(k)(l)	24,883,886	1,907,816	26,791,702

Partners' Capital
Partners' Capital	1,379,875	(772,247	)(c)(d)	135,508	(e)(f)(g)(i)	4,551,697	(j)	5,294,833	(1,898,483)	3,396,350
Accumulated Other Comprehensive Income	11,815	—		—		—		11,815	(9,333)	2,482

Total Partners' Capital	1,391,690	(772,247)		135,508		4,551,697		5,306,648	(1,907,816)	3,398,832

Total Liabilities and Partners' Capital	$34,012,141	$(1,096,954)		$143,284		$(572)		$33,057,899	$—	$33,057,899

Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2007

		Pre-KPE Transaction Adjustments
	KKR Group Combined Historical	Adjustments for KFI Transaction(2), 1996 Fund and Retained Interests(3)		Acqusition of Interests and Other Reorganization Adjustments(4)		Adjustments for KPE Transaction(5)		KKR Group As Adjusted	Allocation to KKR Holdings(6)		KKR & Co. L.P. Combined Pro Forma
	($ in thousands, except per unit data)
Revenues
Fee Income	$862,265	$6,087	(c)	$—		$—		$868,352	$—		$868,352

Expenses
Employee Compensation and Benefits	212,766	—		1,607,153	(g)	—		1,819,919	—		1,819,919
Occupancy and Related Charges	20,068	—		—		—		20,068	—		20,068
General, Administrative and Other	128,036	1,518	(b)(c)	240,184	(e)(h)	—		369,738	—		369,738
Fund Expenses	80,040	628	(c)	—		—		80,668	—		80,668

Total Expenses	440,910	2,146		1,847,337		—		2,290,393	—		2,290,393
Investment Income
Net Gains (Losses) from Investment Activities	1,111,572	(395,763	)(c)	—		—		715,809	—		715,809
Dividend Income	747,544	(47,862	)(c)	—		—		699,682	—		699,682
Interest Income	218,920	(11,841	)(c)	—		—		207,079	—		207,079
Interest Expense	(86,253)	111	(c)	—		—		(86,142)	—		(86,142)

Total Investment Income (Loss)	1,991,783	(455,355)		—		—		1,536,428	—		1,536,428

Income (Loss) before Non-Controlling Interests in Income
(Loss) of Consolidated Entites and Income Taxes	2,413,138	(451,414)		(1,847,337)		—		114,387	—		114,387
Non-Controlling Interests in Income (Loss) of Consolidated Entities	1,598,310	(290,951	)(a)(c)(d)	—		(2,643	)(k)(l)	1,304,716	(921,553	)(m)	383,163

Income (Loss) Before Taxes	814,828	(160,463)		(1,847,337)		2,643		(1,190,329)	921,553		(268,776)
Income Taxes	12,064	—		42,135	(i)	1,860	(j)	56,059	(12,387	)(i)	43,672

Net Loss	$802,764	$(160,463)		$(1,889,472)		$783		$(1,246,388)	$933,940		$(312,448)

Net Loss Per Common Unit(6)
Basic											$(1.52)
Diluted											$(1.52)
Weighted Average Common Units(6)
Basic											204,902,226
Diluted											204,902,226

Unaudited Pro Forma Condensed Combined Statement of Operations
Six Months Ended June 30, 2008

		Pre-KPE Transaction Adjustments
	KKR Group Combined Historical	Adjustments for KFI Transaction(2), 1996 Fund and Retained Interests(3)		Acqusition of Interests and Other Reorganization Adjustments(4)		Adjustments for KPE Transaction(5)		KKR Group As Adjusted	Allocation to KKR Holdings(6)		KKR & Co. L.P. Combined Pro Forma
	($ in thousands, except per unit data)
Revenues
Fee Income	$135,302	$2,138	(c)	$—		$—		$137,440	$—		$137,440

Expenses
Employee Compensation and Benefits	91,704	—		493,680	(g)	—		585,384	—		585,384
Occupancy and Related Charges	15,326	—		—		—		15,326	—		15,326
General, Administrative and Other	68,953	1,408	(b)(c)	85,363	(e)(h)	—		155,724	—		155,724
Fund Expenses	34,540	—		—		—		34,540	—		34,540

Total Expenses	210,523	1,408		579,043		—		790,974	—		790,974
Investment Income
Net Gains (Losses) from Investment Activities	(1,177,079)	144,800	(c)	—		—		(1,032,279)	—		(1,032,279)
Dividend Income	77,098	(16,210	)(c)	—		—		60,888	—		60,888
Interest Income	51,062	(3,109	)(c)	—		—		47,953	—		47,953
Interest Expense	(67,984)	96	(c)	—		—		(67,888)	—		(67,888)

Total Investment Income (Loss)	(1,116,903)	125,577		—		—		(991,326)	—		(991,326)

Income (Loss) before Non- Controlling Interests in Income (Loss) of Consolidated Entites and Income Taxes	(1,192,124)	126,307		(579,043)		—		(1,644,860)	—		(1,644,860)
Non-Controlling Interests in Income (Loss) of Consolidated Entities	(1,195,014)	10,036	(a)(c)(d)	—		421,662	(k)(l)	(763,316)	(682,491	)(m)	(1,445,807)

Income (Loss) Before Taxes	2,890	116,271		(579,043)		(421,662)		(881,544)	682,491		(199,053)
Income Taxes	3,987			5,471	(i)	(6,942	)(j)	2,516	(2,928	)(i)	(412)

Net Loss	$(1,097)	$116,271		$(584,514)		$(414,720)		$(884,060)	$685,419		$(198,641)

Net Loss Per Common Unit(6)
Basic											$(.97)
Diluted											$(.97)
Weighted Average Common Units(6)
Basic											204,902,226
Diluted											204,902,226

Notes to Unaudited Pro Forma Financial Information

(All amounts are in thousands ($000's))

1.     Valuation Assumptions

        We performed a valuation of the KKR Group as of June 30, 2008, as well as the CVIs expected to be issued in connection with the KPE Transaction.

        The value of the post-transaction KKR Group was estimated using a method based upon the present value of forecasts of ongoing cash flows for the business. Assumptions utilized in the valuation analysis reflect management forecasts for the business and are based on historical experience, current economic conditions and long-term normalized expectations. Key assumptions driving the cash flow forecast, which vary by specific business segment, were developed from a market participant perspective and include:

Annual investment returns	15%
Investment holding period	5–7 years
Carried interest	20%
Expected management fees	.75% to 1.5%
Tax rates	0% to 42.8%
Weighted average discount rate	15.8%

        The values of per share amounts were determined by dividing the total business enterprise value by the fully diluted number of units expected to be issued in connection with the transaction. The resulting value was then discounted if applicable. The discount factors specific to each issuance are detailed in the disclosures throughout the notes to the unaudited pro-forma financial information.

        The fair value of the CVIs issued in connection with the KPE Transaction was estimated using the Monte Carlo simulation approach. In this approach, potential future unit value paths of the Company are simulated. For each path, it was determined whether the extinguishment conditions were met prior to the CVI expiration. For those paths that did not meet the extinguishment conditions, the intrinsic value of the CVI upon expiration was estimated and the payoff was discounted to the valuation date. For those paths that met the extinguishment conditions, the expected payoffs were zero. The fair value of the CVI was determined by averaging the discounted payoffs for all simulated paths. The key assumptions utilized in the Monte Carlo simulation are as follows:

Time horizon	3 years
Common unit value	$15.35
Strike price	$22.25
Floor price	$17.31
Extinguishment price	$24.00
Assumed volatility	50.0%
Dividend rate	0.0%
Risk-free rate	2.91%

2.     Adjustments for KFI Transaction

        The KFI Transaction has been accounted for as an acquisition of non-controlling interests in a consolidated entity using the purchase method of accounting in accordance with Financial Accounting Standards Board ("FASB") Statement No. 141 ("SFAS 141") "Business Combinations." The total consideration of the KFI Transaction was $44,171. We recorded the excess of the total consideration over the carrying value of the non-controlling interests acquired (which approximates the fair value of the net assets acquired and which is already included in the combined statements of financial condition) to finite-lived identifiable intangible assets consisting of management, advisory, and incentive fee contracts. Based on the initial allocation of purchase price, we have recorded intangible assets of $37,886 and are expecting an estimated useful life of ten years, based on contractual provisions that enable renewal of the contracts without substantial cost and our prior history of such renewals. Beginning June 1, 2008, 100% of the results of operations of the management companies of our fixed income segment are included in net income.

(a)
Reflects the elimination of the historical amount of non-controlling interests in income (loss) of consolidated entities as a result of the KFI Transaction. For the year ended December 31, 2007 and the six months ended June 30, 2008, the pro forma impact of the inclusion of these non-controlling interests resulted in a reduction of income attributable to the non-controlling interests of $23,265 and $6,421, respectively.

(b)
Reflects the recognition of the periodic amortization expense based on the value of the intangible assets on the date of the KFI Transaction. The identifiable intangible assets consist of management, advisory, and incentive fee contracts that are expected to have an estimated useful life of ten years, based on contractual provisions that enable renewal of the contracts without substantial cost and our prior history of such renewals. For the year ended December 31, 2007 and the six months ended June 30, 2008, the pro-forma impact of the periodic amortization expense associated with these intangible assets resulted in net charges accounted for in general, administrative and other expense of $3,789 and $1,579, respectively.

        The following table illustrates the statement of operations line items affected by the KFI Transaction:

	Year Ended December 31, 2007	Six Months Ended June 30, 2008
General, Administrative and Other	$3,789	$1,579
Total Expenses	3,789	1,579
Income (Loss) before Non-Controlling Interests in Income (Loss) of Consolidated Entities and Income Taxes	(3,789)	(1,579)
Non-Controlling Interests in Income (Loss) of Consolidated Entities	(23,265)	(6,421)
Income (Loss) Before Taxes	$19,476	$4,842

3.     Adjustments for 1996 Fund and Retained Interests

        Presents the effects of the elimination of the controlling and economic interest in the general partners of the 1996 Fund and the elimination of the financial results of certain Retained Interests.

(c)
Reflects the elimination of the financial results of the general partners of the 1996 Fund, because the Group Partnerships will not acquire an interest in those general partners in connection with the Reorganization Transactions due to the fact that the general partners of those funds are not expected to receive meaningful proceeds from further realizations. Those general partners are entitled to carried interests that allocate to them a percentage of the net profits generated on the fund's investments, subject to certain requirements. The funds also pay management fees to the KKR Group in exchange for management and other services.

  The elimination of the controlling and economic interests in the general partner of the 1996 Fund resulted in a $153,820 decrease in total partners' capital as of June 30, 2008, representing the excess of eliminated assets of $1,096,954 over eliminated liabilities of $52,174 and eliminated non-controlling interests in consolidated entities of $890,960. For the year ended December 31, 2007 and the six months ended June 30, 2008, the elimination of the 1996 Fund general partners' consolidated results resulted in (i) the recognition of $6,087 and $2,138, respectively, of fee income from management fees paid by the 1996 Fund that had been eliminated in consolidation as inter-company transactions, (ii) eliminations of $1,643 and $171 of expenses, respectively, (iii) eliminations of $455,355 and $(125,577) of investment income (loss), respectively, and (iv) eliminations of $338,667 and $(100,838) of non-controlling interests in income (loss) from consolidated entities, respectively, because those items will no longer be reflected in our consolidated financial statements following the completion of the Reorganization Transactions.

        The following table illustrates the statement of financial condition line items affected by the deconsolidation of the 1996 Fund:

As of June 30, 2008
Cash and Cash Equivalents	$(5,762)
Cash and Cash Equivalents held at Consolidated Entities	$(11,758)
Investments, at Fair Value	$(1,081,549)
Due from Affiliates	$2,115
Accounts Payable, Accrued Expenses and Other Liabilities	$(52,174)
Non-Controlling Interests in Consolidated Entities	$(890,960)
Partners' Capital	$(153,820)

        The following table illustrates the statement of operations line items affected by the deconsolidation of the 1996 Fund:

	For the year ended December 31, 2007	For the six months ended June 30, 2008
Fee Income	$6,087	$2,138
General, Administrative and Other	(2,271)	(171)
Fund Expenses	628	—
Total Expenses	(1,643)	(171)
Net Gains (Losses) from Investment Activities	(395,763)	144,800
Dividend Income	(47,862)	(16,210)
Interest Income	(11,841)	(3,109)
Interest Expense	111	96
Total Investment Income (Loss)	(455,355)	125,577
Income (Loss) before Non-Controlling Interests in Income (Loss) of
Consolidated Entities and Income Taxes	(447,625)	127,886
Non-Controlling Interests in Income (Loss) of Consolidated Entities	(338,667)	100,838
Income (Loss) Before Taxes	$(108,958)	$27,048
(d)
Reflects the adjustment for the inclusion of additional non-controlling interests in consolidated entities representing Retained Interests, other than the Retained Interests in our capital markets business, which have been reflected as non-controlling interests in consolidated entities in the historical periods. On a pro forma basis as of June 30, 2008, such additional non-controlling interests in consolidated entities were carried at $618,427 and have been reclassified from partners' capital.

  Because capital investments made by or on behalf of the general partners of the KKR Group's private equity funds following the completion of the Reorganization Transactions will be held by the Group Partnerships, no pro forma adjustments have been made to the pro forma statements of operations to eliminate the financial results of any capital investments made on or after January 1, 2007. For the year ended December 31, 2007 and the six months ended June 30, 2008, on a pro forma basis, the inclusion of certain Retained Interests as non-controlling interests resulted in an increase (decrease) to non-controlling interests in income (loss) of consolidated subsidiaries of $70,981 and $(84,381), respectively.

  See "Organizational Structure—Components of KKR's Business Owned by the Group Partnerships" for a description of the Retained Interests.

        The following table illustrates the statement of financial condition line items affected by the adjustments for retained interests as of June 30, 2008:

	1% of Carried Interest and our Other Profits Allocated to a Former Principal and Designees	Carried Interest of Certain Former Principals	Fair Value of Capital Invested by or on behalf of the General Partner of the KKR Group Private Equity Funds	Total Retained Interest Adjustment
Non-Controlling Interests in Consolidated Entities	12,380	45,056	560,991	618,427
Partners' Capital	(12,380)	(45,056)	(560,991)	(618,427)

        The following table illustrates the line items in the statement of operations for the six months ended June 30, 2008 affected by the adjustments for Retained Interests:

	1% of Carried Interest and our Other Profits Allocated to a Former Principal and Designees	Carried Interest of Certain Former Principals	Fair Value of Capital Invested by or on behalf of the General Partner of the KKR Group Private Equity Funds	Total Retained Interest Adjustment
Non-Controlling Interests in Income (Loss) of Consolidated Entities	312	(23,930)	(60,763)	(84,381)
Income (Loss) Before Taxes	(312)	23,930	60,763	84,381

        The following table illustrates the line items in the statement of operations for the year ended December 31, 2007 affected by the adjustments for Retained Interests:

	1% of Carried Interest and our Other Profits Allocated to a Former Principal and Designees	Carried Interest of Certain Former Principals	Fair Value of Capital Invested by or on behalf of the General Partner of the KKR Group Private Equity Funds	Total Retained Interest Adjustment
Non-Controlling Interests in Income (Loss) of Consolidated Entities	7,565	10,472	52,944	70,981
Income (Loss) Before Taxes	(7,565)	(10,472)	(52,944)	(70,981)

4.     Acquisition of Interests and Other Reorganization Adjustments

(e)
The contribution by our principals who are not part of the control group of their equity interests in the KKR Group to the Group Partnerships in the Reorganization Transactions will be accounted for as an acquisition of a non-controlling interest in a consolidated entity using the purchase method of accounting with the KKR Group being treated as the accounting acquirer. The total consideration assumed to be paid is approximately $230,744 and reflects the fair value of vested Group Partnership units held indirectly through KKR Holdings interests as of June 30, 2008 to be issued in the exchange. The fair value of the Group Partnership units assumed to be issued in the exchange was based upon a valuation we performed using assumptions consistent with those described in Note 1. We have reflected any acquired tangible assets at their fair value which was estimated based upon the value of the owned portion of carry contributed. The value of the owned carry contributed is based upon the fair value of each of the investments in our private equity portfolio and totaled $43,302 as of June 30, 2008. The remainder of the purchase price over the fair value of the tangible assets acquired equals the fair value of finite-lived intangible assets acquired which approximates $187,442 and has been included in Other Assets in the unaudited condensed combined pro forma statement of financial condition as of June 30, 2008.

        The following is a preliminary estimate of the allocation of the purchase price as described above. This allocation is subject to change as valuation analyses as of the acquisition date are performed.

Purchase price	$230,744

Net assets acquired at fair value	$43,302
Identifiable intangible assets	$187,442

Total	$230,744

  The estimated useful lives of the identifiable intangibles are expected to range between 3 and 8 years and are expected to be amortized over their estimated useful lives in a manner which reflects the pattern in which the asset's economic benefits are expected to be consumed. Accordingly, for the year ended December 31, 2007 and the six month period ended June 30, 2008, on a pro forma basis, periodic amortization expense related to these acquired intangible assets resulted in net charges accounted for in general, administrative and other expense of $29,175 and $14,587 of amortization expense, respectively.

(f)
The adjustments reflect the effect of one or more cash and in-kind distributions to certain of our existing principals representing substantially all of the cash-on-hand, certain receivables of our management companies and capital markets companies and certain personal property (consisting of non-operating assets) of the management company for our private equity funds. If the Transactions had occurred on June 30, 2008, we estimate that the aggregate amount of such distributions would have been $99,536 as of such date. However, the actual amount of such distributions will depend on the amounts of available cash-on-hand and receivables of our management companies and capital markets companies and the book value of the distributed personal property at the time of distribution.

  The following table illustrates the statement of financial condition line items affected by the cash and in-kind distributions:

As of June 30, 2008
Cash and Cash Equivalents	$(8,445)
Due from Affiliates	$(26,814)
Other Assets	$(26,919)
Due to Affiliates(1)	$37,358
Partners' Capital	$(99,536)

(1)
A portion of the receivables expected to be distributed to the principals represents amounts owed by consolidated KKR Funds to our management companies. Since all balances between consolidated entities are eliminated in consolidation, these receivables and corresponding payables are not reflected in the historical combined statement of financial condition. Upon distribution of these receivables, the amounts owed by the KKR Funds will be payable to the principals and will no longer be payable to a consolidated entity. Accordingly, this payable to the principals has been included in Due to Affiliates in the accompanying unaudited pro forma condensed combined statement of financial condition.

(g)
Following the Transactions, our principals will receive financial benefits from KKR's business in the form of distributions or payments received from KKR Holdings and through their direct or indirect participation in the value of Group Partnership units held by KKR Holdings and KKR Holdings will bear the economic costs of any executive bonuses paid to them. Our principals' interest in Group Partnership units held by KKR Holdings will be subject to transfer restrictions that lapse over 8 to 10 year periods and, except for a certain amount of interests that will vest upon completion of the

  Transactions, will vest over 6 to 8 year periods. A portion of the distributions and payments made by KKR Holdings to our principals will also be subject to discretionary allocation. In addition, in connection with the Transactions, we expect to grant awards under the 2008 Equity Incentive Plan representing our common units to personnel who do not hold interests in KKR Holdings.

  The above arrangements are expected to give rise to periodic employee compensation and benefits charges in our consolidated financial statements, despite the fact that substantially all of the economic consequences of such arrangements will be borne solely by KKR Holdings. Except for cash compensation paid by us, but borne by KKR Holdings, these employee compensation and benefits charges will consist of non-cash charges.

  The following table summarizes the pro forma effects of the above items on the KKR Group's combined statements of operations for the year ended December 31, 2007 and the six months ended June 30, 2008.

	Year Ended December 31, 2007	Six Months Ended June 30, 2008
	($ in thousands)
Historical employee compensation and benefits expense(1)	$212,766	$91,704

Changes in employee compensation and benefits:
Addition of non-cash charges relating to vesting of interests in KKR Holdings(2)	1,308,115	413,004
Discretionary allocations of distributions on Group Partnership units received by KKR Holdings(3)	235,805	49,060
Addition of cash and non-cash charges relating to vesting of equity grants to other employees(4)	63,233	31,616

Total pro-forma employee compensation and benefits expense	1,819,919	585,384

Employee compensation and benefits expense attributable to non-controlling interests in income of consolidated entities(5)	(1,408,981)	(453,204)

Change in income before taxes	410,938	132,180

  (1)
  Payments for services rendered by our senior principals historically have been accounted for as distributions from partners' capital rather than as employee compensation and benefits expense.

    Historical employee compensation and benefits expense includes $101,756 and $29,582 of cash bonuses paid to principals who are not senior principals for the year ended December 31, 2007 and the six months ended June 30, 2008. Upon completion of the Transactions, these amounts will be borne by KKR Holdings but will continue to be reflected in employee compensation and benefits expense.

  (2)
  Upon completion of the Transactions, our principals will hold interests in 599,959,103 Group Partnership units through KKR Holdings of which                        vest immediately and the remaining                        units vest over service periods ranging from six to eight years.

    We intend to account for the unvested equity units as equity awards in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payments" ("SFAS 123(R)"). Amounts presented have been derived assuming a value of $15.35 per unit which is based on the estimated value of a common unit as of June 30, 2008, discounted for (a) the expected dilution to KKR Holdings, or the cash contribution by KKR Holdings to the Group Partnerships, that will result from the settlement of the CVIs, which is 2.2% (the estimated fair value of the obligation payable under the CVIs) and (b) the estimated impact of the lack of participation rights in the expected distributions on Group Partnership units, which ranges from 2.6% to 6.1%. Additionally, the calculation of the expense assumes a forfeiture rate of 3.0%. The assumed value per unit was estimated using the method and assumptions described in Note 1 discounted for the aforementioned factors. The per unit values range from $11.61 to $15.02 and the total fair value of unvested units immediately following the transaction is approximately $3,433,317. These estimates are based on the expected fair value of our common units and CVIs as of June 30, 2008 and are subject to change as the valuation analyses as of the acquisition date are performed.

    The expense relating to the vesting of the equity units granted to principals is reflected as employee compensation and benefits expense based on the graded attribution method, which treats each vesting portion as a separate award. Such charges amounted to $1,308,115 and $413,004 for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively.

  (3)
  Upon completion of the Transactions, certain of our principals who hold interests in Group Partnership units through KKR Holdings are expected to be allocated, on a discretionary basis, amounts of distributions on Group Partnership units received by KKR Holdings. These discretionary allocations, which are expected to be determined each annual period, entitle the principals to receive amounts in excess of their vested equity interests in the Group Partnership units. Because unvested units do not have distribution participation rights, any amounts in excess of a principals' vested equity interest are reflected as employee compensation and benefits expense. These compensation charges have been estimated based on historical results during the pro forma period and assumed prospective compensation arrangement. Such charges amounted to $337,561 and $78,642 for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively. Of these amounts, $101,756 and $29,582 were included in historical employee compensation and benefits expense.

  (4)
  Upon completion of the Transactions, we expect to grant approximately                    restricted common units of KKR & Co. L.P. to certain of our employees which will vest over service periods ranging from two to three years.

    We will account for these units as equity awards in accordance with SFAS 123(R) as all awards will be settled in KKR common units. Amounts presented have been derived assuming a value of $15.35 per unit which is based on the estimated value of a common unit as of June 30, 2008. Additionally, the calculation of the expense assumes a forfeiture rate of 5%. The assumed value per unit was estimated using the method and assumptions described in Note 1. These estimates are based on the expected fair value of our common units as of June 30, 2008 and are subject to change as the valuation analyses as of the acquisition date are performed.

    The expense relating to the vesting of the units granted to employees is reflected as employee compensation and benefits expense on a straight-line basis. Such charges amounted to $63,233 and $31,616 for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively.

  (5)
  The non-controlling interests in consolidated entities include Group Partnership units held by KKR Holdings.

(h)
Upon completion of the Transactions, certain of our consultants will hold interests in 21,763,407 Group Partnership units through KKR Holdings of which             vest immediately and the remaining             units vest over service periods ranging from six to eight years. The terms of these units, including vesting, are consistent with those granted to our principals as described in Note (g) footnote (2) above. The fair value per unit was estimated using the method and assumptions described in Note 1 discounted for the factors described in Note (g), footnote (2) above. The fair value per unit ranges from $11.61 to $15.02 and the total fair value of the unvested units immediately following the transaction is approximately $514,931. No forfeitures have been included in the calculation of the expense. The expense relating to the vesting of the equity units granted to consultants is reflected as general, administrative and other expenses based on the graded attribution method. The measured value of these units will not be finalized until each vesting date in accordance with EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"). Such charges amounted to $193,351 and $61,947 for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively. No change in value has been assumed for the period between January 1, 2007 and June 30, 2008 because this change is not estimable.

  Upon completion of the Transactions, we expect to grant approximately 6,902,756 restricted common units of KKR & Co. L.P. to certain of our senior advisors which will vest over a six year service period. The fair value per unit was estimated using the method and assumptions described in Note 1. The fair value per unit is estimated to be $15.35 and the total fair value of the unvested units immediately following the transaction is approximately $105,946. No forfeitures have been included in the calculation of the expense. The expense relating to the vesting of the units granted to senior advisors is reflected as general, administrative and other expenses on a straight-line basis. The measured value of these units will not be finalized until each vesting date in accordance with EITF 96-18. Such charges amounted to $17,658 and $8,829 for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively. No change in value has been assumed for the period between January 1, 2007 and June 30, 2008 because this change is not estimable.

(i)
We have historically operated as a group of partnerships for U.S. federal income tax purposes and, in the case of certain entities located outside the United States, corporate entities for foreign income tax purposes. Because most of the entities in our consolidated group are taxed as partnerships, our income is generally allocated to, and the resulting tax liability is generally borne by, our partners and we generally are not taxed at the entity level. Accordingly, income tax provisions shown on our historical combined statements of operations of $12,064 for the year ended December 31, 2007 and $3,987 for the six months ended June 30, 2008 were primarily attributable to the New York City unincorporated business tax and foreign income taxes imposed on certain entities located outside the United States.

  Following the Transactions, the Group Partnerships and their subsidiaries will continue to operate as partnerships for U.S. federal income tax purposes and, in the case of certain entities located outside the United States, corporate entities for foreign income tax purposes. Accordingly, those entities will continue to be subject to New York City unincorporated business taxes ("UBT") or foreign income taxes. Certain of the Group Partnership units owned by us, however, will be held through an intermediate holding company that will be taxable as a corporation for U.S. federal income tax purposes and subject to additional entity level taxes. As a result of such holding structure, we will record an additional provision for corporate income taxes that will reflect our current and deferred tax liability relating to the taxable earnings allocated to such entity.

  In calculating the pro forma income tax provision for the periods presented, the following assumptions were made:

  •
  The amount of net income (loss) before taxes was attributed to the entities subject to corporate taxes (income of $(1,386,303) for the year ended December 31, 2007 and income of $(671,548) for the six months ended June 30, 2008) with the remainder attributed to the entities not subject to corporate income taxes. Net income (loss) was attributed to these entities based on income or losses of the subsidiaries of the entities. Please see "Material U.S. Federal Tax Considerations" for a discussion of the different tax requirements of our subsidiaries.

  •
  Income before taxes attributed to entities subject to corporate tax was adjusted to add back expenses of $1,806,473 for the year ended December 31, 2007 and $538,503 for the six months ended June 30, 2008, which are not deductible for corporate income tax purposes. Such expenses relate primarily to compensation charges recognized for book purposes that will not be deductible for tax.

  •
  22.58% of the resulting balances of $420,144 and $(133,043) for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively, was allocated to the corporate entity. The income allocated to the corporate entity was then multiplied by a blended statutory tax rate of 42.64%. After consideration of the UBT Credit, foreign tax credit and a valuation allowance on certain unrealized capital losses, the aggregate provisions (benefits) are $43,672 and $(412) for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively. The blended statutory rate reflects a statutory rate of 35% for federal taxes and the blended state rate (net of federal benefit) of 7.64%.

  •
  As of June 30, 2008, the balance sheet reflects the impact of a total net deferred tax asset of $18,020.

        The table below reflects our calculation of the pro forma income tax provision for the periods presented and the corresponding assumptions:

	Year Ended 12/31/2007	Six Months Ended 6/30/2008
Loss Before Taxes—KKR Group as Adjusted	(1,190,329)	(881,544)
Less: Income (Loss) Before Taxes—Attributable to KKR Fund Holdings L.P.	195,704	(209,996)

Loss Before Taxes—Attributable to KKR Management Holdings L.P.	(1,386,033)	(671,548)
Permanent Items Excluded from Taxable Income	1,806,473	538,503

Income (Loss) Before Taxes after Permanent Items	420,440	(133,045)
Adjusted Percentage of Income Allocable to KKR Management Holdings Corp.(1)	22.58%	22.58%
Income (Loss) Before Taxes after Permanent Items—Allocated to Management Holdings Corp.	94,935	(30,042)
Federal Tax Expense (benefit) at Statutory Rate (35%)	33,227	(10,515)
State and Local Tax Expense (benefit)(2)	7,257	(2,296)
Adjustment Related to Differences in Blended Statutory Rate for KPE Income(3)	3	2,319
Valuation Allowance	3,185	10,080

Income Tax Expense (benefit)	43,672	(412)

(1)
Income allocable to KKR & Co. L.P. unitholders will be diluted, on a pro rata basis, by unit grants made under the 2008 Equity Incentive Plan. As a result, KKR Management Holdings Corp.'s allocable share of KKR Management Holdings L.P.'s income (loss) has been increased to reflect the issuance of these grants, net of this dilution.

Total KKR Management Holdings L.P. Income (Loss)	100.00%
Less: Income (Loss) allocable to Units Issued under 2008 Equity Incentive Plan	2.00%

KKR Management Holdings L.P. Income (Loss) before allocation to KKR Holdings	98.00%
KKR Management Holdings L.P. Income (Loss) after allocation to KKR Holdings (21%)	20.58%
Income (Loss) allocable to Units Issued under 2008 Equity Incentive Plan	2.00%

Adjusted Percentage of Income Allocable to KKR Management Holdings Corp.	22.58%

(2)
State and Local Tax Expense was calculated at a blended rate of 7.64%.

(3)
The blended statutory rate applicable to KKR Management Holdings Corp.'s allocable share of the income generated by KPE's assets was 37.92% for the year ended December 31, 2007 and the six months ended June 30, 2008. The blended statutory rate applicable to the balance of KKR Management Holdings Corp.'s income was 42.64% for the year ended December 31, 2007 and the six months ended June 30, 2008.

•
The amount of the adjustment reflects the difference between the actual tax provision for the historical organizational structure and the estimated tax provision that would have resulted had the Transactions been effected on January 1, 2007.

  For a discussion of pending legislation that may preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes, see "Risk Factors—Risks Related to KKR's Business—Legislation has been introduced that would, if enacted, prelude us from qualifying as a partnership for U.S. federal income tax purposes. If this or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability that could result in a reduction in the value of our common units."

        The acquisition by our intermediate holding company of Group Partnership units from KKR Holdings or transferees of its Group Partnership units is expected to result in an increase in our intermediate holding company's share of the tax basis of the tangible and intangible assets of KKR Management Holdings L.P., primarily attributable to a portion of the goodwill inherent in our business, that would not otherwise have been available. This increase in tax basis may increase depreciation and amortization for U.S. federal income tax purposes and therefore reduce the amount of income tax that our intermediate holding company would otherwise be required to pay in the future.

        In connection with the Transactions, we will enter into a tax receivable agreement with KKR Holdings pursuant to which our intermediate holding company will be required to pay to KKR Holdings or transferees of its Group Partnership units 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that the intermediate holding company actually realizes as a result of this increase in tax basis, as well as 85% of the amount of any such savings the intermediate holding company actually realizes as a result of increases in tax basis that arise due to payments under the tax receivable agreement. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, neither KKR Holdings nor its transferees will reimburse us for any payments previously made under the tax receivable agreement if such tax basis increase, or the benefits of such increases, were successfully challenged.

        Pursuant to a lock-up agreement that we will enter into with KKR Holdings, exchanges of Group Partnership units for our units generally cannot be effected for a stated period of time. Furthermore, certain information necessary to calculate the financial statement impact of the tax receivable agreement once the lock-up has expired is currently not determinable. However, once such information becomes available, and as units of the Group Partnerships are exchanged for our units, we intend to account for the terms of the tax receivable agreement as follows:

  •
  we will record an increase in deferred tax assets for the estimated income tax effects of the increase in the tax bases of the depreciable and amortizable assets of KKR Management Holdings L.P., based on enacted federal and state tax rates as of the exchange date;

  •
  to the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance;

  •
  we will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the liability due to tax receivable agreement recipients under the tax receivable agreement;

  •
  we will record the remaining 15% of the estimated realizable tax benefit as an increase to partners' capital.

5.     Adjustments for the KPE Transaction

(j)
Immediately prior to the completion of the KPE Transaction, the KKR Group owned approximately 0.2% of the Acquired KPE Partnership. Since the Acquired KPE Partnership has historically been consolidated in the KKR Group's combined financial statements, the pro forma adjustments for the KPE Transaction reflect the removal of KPE's interest in the Acquired KPE Partnership from non-controlling interests in consolidated entities. The KPE Transaction will be accounted for as an acquisition of a non-controlling interest in a consolidated entity using the purchase method of accounting with the KKR Group being treated as the accounting acquirer. The total consideration to be paid has been estimated to approximate $3,398,832, which reflects the combined fair value of our common units of $3,144,917 and CVIs to be issued in the exchange. The CVIs have been reflected in equity at an estimated fair value of $253,915 as of June 30, 2008. The assumed fair value of our common units and the CVIs expected to be issued was estimated using the method and assumptions described in Note 1. As we expect to fair value the total consideration paid as of the acquisition date, these estimates are based on the expected fair value of our common units and CVIs as of June 30, 2008 and are subject to change as valuation analyses as of the acquistion date are performed.

        The CVIs may result in an adjustment to the amount of consideration issued in the KPE Transaction under certain circumstances, as described under "Description of Our Contingent Value Interests" and "The KPE Transaction." The CVIs may be settled in cash or through the delivery of additional common units by us.

        The acquired tangible net assets, consisting primarily of investment assets and debt, with a fair value of approximately $4,551,697 as of June 30, 2008, is expected to be in excess of the total consideration paid. We expect this excess to be recognized as an extraordinary gain in the period in which the transaction is completed.

        The following is a preliminary estimate of the allocation of purchase price as described above. This allocation is subject to change as valuation analyses as of the acquisition date are performed.

Purchase price	$3,398,832
Net assets acquired at fair value	$4,551,697
Extraordinary gain	$1,152,865

        Any extraordinary gain recognized upon consummation of the KPE Transaction has been excluded from the unaudited pro forma combined statement of operations as its impact is non-recurring in nature. A change in any of the assumptions described in Note 1 could materially impact the amount of the consideration paid. A 10% increase or decrease in the total consideration to be paid would have the following impact on the allocation of purchase price:

	10% Increase	10% Decrease
Purchase price	$3,738,715	$3,058,949
Net assets acquired at fair value	$4,551,697	$4,551,697
Extraordinary gain	$812,982	$1,492,748
The adjustments to income taxes for the periods ending December 31, 2007 and June 30, 2008 of $1,860 and $(6,942), respectively, represent the total U.S. Federal and state income tax expense (benefit) expected to be generated by those KPE assets which we intend to contribute to KKR Management Holdings Corp., shown net of valuation allowances of $3,185 and $10,080, respectively.

(k)
Reflects the exclusion of non-controlling interests in consolidated entities representing interests in the Acquired KPE Partnership, which will be wholly-owned by the Group Partnerships upon completion of the KPE Transaction. As of June 30, 2008, these non-controlling interests were carried at $4,553,622. In addition, the assets of KPE, excluding its investment in the Acquired Partnership, totaled $6,171 and the liabilities assumed totaled $1,353. Further, as the transaction is expected to result in an extraordinary gain, other non-financial long term assets totaling $6,743 were recorded with an acquired fair value of zero, as required by SFAS 141. For the year ended December 31, 2007 and the six months ended June 30, 2008, on a pro forma basis, the exclusion of these non-controlling interests resulted in net benefits (charges) accounted for as non-controlling interests in income (loss) of consolidated subsidiaries of $2,670 and $(425,921), respectively, representing amounts of income (loss) attributable to the non-controlling interests. The foregoing pro forma adjustments resulted in a corresponding inverse impact to income (loss) before taxes and net loss for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively.

(l)
Reflects the inclusion of new non-controlling interests in consolidated entities representing a Retained Interest that a former principal and such person's designees will hold in the Acquired KPE Partnership. This Retained Interest will result in an allocation to such person an aggregate of 1% of the profit earned by the Group Partnerships until a future date, as described under "Organizational Structure." For the year ended December 31, 2007 and the six months ended June 30, 2008, on a pro forma basis, the inclusion of these non-controlling interests resulted in net charges accounted for as non-controlling interests in income (loss) of consolidated subsidiaries of $27 and $(4,259), respectively, representing amounts of income (loss) attributable to the non-controlling interests.

6.     Allocation to KKR Holdings

(m)
Reflects the inclusion of new non-controlling interests in consolidated entities representing the Group Partnership units that will be indirectly held by KKR Holdings following the completion of the Transactions. As of June 30, 2008, on a pro-forma basis, these non-controlling interests were carried at $1,907,816. For the year ended December 31, 2007 and the six months ended June 30, 2008, on a pro forma basis, the inclusion of these non-controlling interests resulted in net charges accounted for as non-controlling interests in income of consolidated subsidiaries of $(921,553) and $(683,559), respectively, representing amounts of income (loss) attributable to the non-controlling interests before taxes.

In addition, UBT and foreign taxes specifically attributable to the Group Partnership units held by KKR Holding totaled $12,387 and $2,928 for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively.

7.     Determination of Earnings Per Common Unit

(n)
For the purposes of the pro forma net income per common unit computation, the weighted average common units outstanding, basic and diluted, were calculated in the following manner.

	Year Ended December 31, 2007	Six Months Ended June 30, 2008
	Basic and Diluted	Basic and Diluted
Unrestricted common units to be outstanding upon completion of the Transactions	204,902,226	204,902,226
Restricted common units to be outstanding upon completion of the Transactions(1)	—	—
Group Partnership units to be outstanding upon completion of the Transactions(2)	—	—

Weighted average common units to be outstanding upon completion completion of the Transactions	204,902,226	204,902,226

  (1)
  Restricted common units granted to our employees and senior advisors are included in basic earnings per common unit calculations once they vest and are included in diluted earnings per common unit calculations using the treasury stock method, if dilutive. No units were included in the calculation of diluted weighted average common units outstanding because to do so would have been anti-dilutive for the periods presented.

  (2)
  We will enter into an exchange agreement with KKR Holdings in connection with the Reorganization Transactions pursuant to which KKR Holdings or certain transferees of its Group Partnership units may, up to four times each year, exchange Group Partnership units held by them (together with corresponding special voting units) for our common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications and compliance with applicable lock-up, vesting and transfer restrictions. Group Partnership units are not included in the calculation of weighted average common units outstanding because to do so would have been anti-dilutive for the periods presented. If these Group Partnership units were to be exchanged for common units, net income available to holders of common units would increase due to the elimination of the non-controlling interests in consolidated entities associated with the Group Partnership units (offset by the associated tax effect).

(o)
Pro forma basic and diluted net loss per common unit were computed in the following manner.

	Year Ended December 31, 2007	Six Months Ended June 30, 2008
	Basic and Diluted	Basic and Diluted
Net loss available to holders of common units	$(312,448)	$(198,641)
Total common units outstanding	204,902,226	204,902,226

Net loss per common unit	$(1.52)	$(.97)

  Our special voting units are not entitled to receive distributions from our partnership. Those units do not share in our earnings and no earnings are allocable to that class. Accordingly, pro forma basic and diluted net income per special voting unit has not been presented.

Economic Net Income

        Economic net income, which is also referred to as ENI, represents net income excluding the impact of income taxes, non-cash employee compensation charges associated with equity interests in our business, any compensation borne by KKR Holdings and non-cash charges relating to the amortization of certain intangible assets. Adjustments relating to income tax expense and amortization are common in the calculation of supplemental measures of performance in our industry. In addition, we believe that the exclusion of non-cash compensation expense and any compensation borne by KKR Holdings provides investors with meaningful indication of our performance because these charges relate to the equity portion of our capital structure and not our core operating performance. We believe such adjustments are meaningful because they are indicators of our core operating results and our management uses them to evaluate our business and allocate resources.

        We find ENI to be useful as a measure for understanding the performance of our operations from period to period and although not every company in our industry defines these metrics in precisely the same way that we do, we believe that this metric, as we use it, facilitates comparisons with other companies in our industry. While we use ENI to evaluate the performance of KKR's business segments, our management uses ENI when making operating decisions for our business, including determining discretionary incentive compensation to our employees, which is the most significant component of our expenses. Management also uses ENI to allocate resources between our segments, as the amount of fee and investment income received is indicative of the performance of the management companies and funds in each of our segments. The measure is also consistent with the basis upon which the main portion of distributions to our senior principals is determined. ENI is also useful in helping management achieve our objective of aligning our interests with those of our fund investors; virtually all payments made to our senior principals and employees is based on our performance and growth for the year. We also believe that analysts and investors use ENI as a supplemental measure to evaluate our company's overall operating performance. However, ENI has material limitations as an analytical tool and you should not consider this in isolation, or as a substitute for analysis of our results as reported under GAAP.

        The items we eliminate in calculating ENI are significant to our business: (i) income tax expense represents a necessary element of our costs and our ability to generate revenue because ongoing revenue generation is expected to result in future income tax expense; (ii) amortization may be a necessary element of our costs following the Transactions; and (iii) non-cash compensation expense and any compensation borne by KKR Holdings are expected to be recurring components of our costs and we may be able to incur lower cash compensation costs as a result of the financial benefits provided to principals through KKR Holdings and grants representing our common units that may be made under our 2008 Equity Incentive Plan. Furthermore, any measure that eliminates compensation costs and the carrying costs associated with assets on our balance sheet has material limitations as a performance measure. In light of the foregoing limitations, we do not rely solely on ENI as a performance measure and also consider our GAAP results. ENI is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income or any other measures prepared in accordance with GAAP. Because ENI is not calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

        Because KKR's combined financial statements do not include any significant non-cash employee compensation charges, any compensation borne by KKR Holdings or any significant charges relating to the amortization of certain intangible assets, ENI is the equivalent of income before taxes for the historical periods presented. However, amounts of pro forma ENI for the year ended December 31, 2007 and the six months ended June 30, 2008 include the impact of non-cash employee compensation charges and any compensation borne by KKR Holdings described in Note 3(g) above and, accordingly, are not equivalent to pro forma income before taxes. The following table presents the adjustments to pro forma net income used to derive pro forma ENI for the year ended December 31, 2007 and the six months ended June 30, 2008.

	Year Ended December 31, 2007	Six Months Ended June 30, 2008
Pro-forma net loss	$(312,448)	$(198,641)
Adjustment for income tax	43,672	(412)

Pro-forma loss before taxes	(268,776)	(199,053)
Adjustment for cash and non-cash employee compensation expense borne by KKR Holdings	371,594	111,014
Adjustment for other non-cash employee compensation expense	14,278	7,139
Adjustment for non-cash payments made to certain consultants and senior advisors	47,646	15,981
Adjustment for amortization expense	6,587	3,294

Pro forma ENI	$171,329	$(61,625)

KKR'S SELECTED HISTORICAL FINANCIAL AND OTHER DATA

        The following tables set forth the selected historical combined financial data of the KKR Group as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 and as of June 30, 2008 and for the six months ended June 30, 2007 and 2008. We derived the selected historical combined data of the KKR Group as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 from the audited combined financial statements included elsewhere in this prospectus. We derived the selected historical combined data of the KKR Group as of June 30, 2008 and for the six months ended June 30, 2007 and 2008 from the unaudited predecessor combined financial statements included elsewhere in this prospectus. We derived the selected historical combined data of the KKR Group as of December 31, 2003, 2004 and 2005 and for the years ended December 31, 2003 and 2004 from the unaudited combined financial statements of the KKR Group which are not included in this prospectus. The unaudited combined financial statements of the KKR Group have been prepared on substantially the same basis as the KKR Group's audited combined financial statements and include all adjustments that we consider necessary for a fair presentation of our combined financial position and results of operations for all periods presented. We will not acquire all of the interests in the KKR Group in connection with the Reorganization Transactions and, accordingly, the combined financial statements of the KKR Group may not be indicative of the results of operations and financial condition that we will have following the completion of the Transactions. You should read the following data together with the "Organizational Structure," "Unaudited Pro Forma Financial Information," "KKR Management's Discussion and Analysis of Financial Condition and Results of Operations" and the KKR Group's combined financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2003	2004	2005	2006	2007	2007	2008
	($ in thousands)					($ in thousands)
Statements of Operations Data:
Revenues
Fee income	$50,516	$183,462	$232,945	$410,329	$862,265	$115,380	$135,302

Expenses
Employee compensation and benefits	46,724	69,956	79,643	131,667	212,766	50,581	91,704
Occupancy and related charges	8,858	10,688	13,534	19,295	20,068	9,909	15,326
General, administrative and other	35,315	36,931	54,336	78,154	128,036	59,506	68,953
Fund expenses	26,024	16,470	20,778	38,350	80,040	35,821	34,540

Total expenses	116,921	134,045	168,291	267,466	440,910	155,817	210,523
Investment Income
Net gains (losses) from investment activities	2,325,294	3,026,396	2,984,504	3,105,523	1,111,572	3,147,328	(1,177,079)
Dividend income	32,285	14,611	729,926	714,069	747,544	133,160	77,098
Interest income	36,807	54,060	27,166	210,872	218,920	133,549	51,062
Interest expense	(234)	(524)	(697)	(29,542)	(86,253)	(40,486)	(67,984)

Total investment income (loss)	2,394,152	3,094,543	3,740,899	4,000,922	1,991,783	3,373,551	(1,116,903)
Income (loss) before non-controlling interests in income (loss) of consolidated entities and income taxes	2,327,747	3,143,960	3,805,553	4,143,785	2,413,138	3,333,114	(1,192,124)
Non-controlling interests in income (loss) of consolidated entities	1,863,355	2,358,458	2,870,035	3,039,677	1,598,310	2,661,912	(1,195,014)

Income before taxes	464,392	785,502	935,518	1,104,108	814,828	671,202	2,890
Income taxes	2,425	6,265	2,900	4,163	12,064	3,806	3,987

Net income (loss)	$461,967	$779,237	$932,618	$1,099,945	$802,764	$667,396	$(1,097)

Statement of Financial Condition (period end):
Total assets	$8,142,353	$9,701,478	$13,369,412	$23,292,783	$32,842,796		$34,012,141
Total liabilities	124,339	313,672	418,778	1,281,923	2,575,636		2,910,410
Non-controlling interests in consolidated entities	7,289,218	8,352,342	11,518,013	20,318,440	28,749,814		29,710,041
Total partners' capital	728,796	1,035,464	1,432,621	1,692,420	1,517,346		1,391,690

KKR MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with KKR's combined financial statements and the related notes included elsewhere in this prospectus. The historical combined financial data discussed below reflects the historical results and financial position of the KKR Group, which is expected to become our predecessor for accounting purposes only upon the completion of the Reorganization Transactions and only after unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by KKR or its affiliates) consent to the KPE Transaction. There can be no assurance that the Reorganization Transactions will be consummated or that the other conditions to the KPE Transaction will be satisfied or waived. While the historical combined financial statements of the KKR Group are expected to become our historical financial statements following the completion of the Transactions, the data does not give effect to the Transactions and is not necessarily representative of our future results and financial condition. See "Organizational Structure" and "Unaudited Pro Forma Financial Information." In addition, this discussion and analysis contains forward-looking statements and involves numerous risks and uncertainties, including those described under "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors." Actual results may differ materially from those contained in any forward-looking statements.

Overview

        Led by Henry Kravis and George Roberts, KKR is a global alternative asset manager with $60.7 billion in AUM and a 32-year history of leadership, innovation and investment excellence. When our founders started our firm in 1976, they established the principles that guide our business approach today, including a patient and disciplined investment process; the alignment of our interests with those of our investors, portfolio companies and other stakeholders; and a focus on attracting world-class talent.

        We have consistently been a leader in the private equity industry. Our achievements include completing the first leveraged buyout in excess of $1 billion, several of the largest leveraged buyouts completed worldwide to date, the first buyout of a public company by tender offer and more than 165 private equity investments with a total transaction value in excess of $423 billion. We have experienced significant growth and expect to continue to expand our platform to include complementary businesses that leverage our business model, our brand and the intellectual capital of our people. Today, with over 500 employees and more than 120 world-class investment professionals across the globe, we believe we have a preeminent global platform for sourcing and making investments in multiple asset classes and throughout a company's capital structure.

        Through our offices in New York, Menlo Park, San Francisco, Houston, London, Paris, Hong Kong, Beijing, Tokyo and Sydney, we provide asset management services to a broad range of investors, including public and private pension plans, university endowments, other institutional investors and public market investors. We have grown our AUM significantly, from $15.1 billion as of December 31, 2004 to $60.7 billion as of June 30, 2008, representing a compounded annual growth rate of 48.8%. Our growth has been driven by the success of our investments, our expansion into new lines of business, value that we have created through our operationally focused investment approach, innovation in the products that we offer investors and an increased focus on capital raising and distribution activities. Our relationships with investors have provided us with a stable source of capital for investments, and we anticipate that they will continue to do so.

        As a global alternative asset manager, we earn ongoing management, advisory and incentive fees for providing investment management, advisory and other services to our funds, managed accounts and portfolio companies, and we generate transaction-specific advisory income from our capital markets transactions. We earn additional investment income from investing our own capital alongside fund investors and from the carried interest we receive from our private equity funds and carry-yielding co-investment vehicles. Our carried interest allocates to us a disproportionate share of the investment gains that are generated on third-party capital that we invest and typically equals 20% of the net realized returns generated on private equity investments. Following the completion of the Transactions, our net income will also reflect returns on assets acquired from KPE.

KPE Transaction

        On July 27, 2008, we entered into a purchase and sale agreement with KPE pursuant to which we have agreed to acquire all of the assets of KPE, including interests in the Acquired KPE Partnership, and assume all of the liabilities of KPE and its general partner, in exchange for our common units and CVIs issued by us. As promptly as practicable after the KPE Purchase, KPE will distribute our common units and CVIs to its unitholders on a pro rata basis. Upon completion of the Transactions, the common units will represent 21% of our outstanding limited partner interests, on a fully diluted basis. The CVIs will entitle their holders to receive additional consideration from us, in the form of additional equity in our business or cash, under certain circumstances as described under "Description of Our Contingent Value Interests." The Group Partnership units include a capital contribution adjustment mechanism reflecting the terms of our CVIs. Under the adjustment mechanism, we will receive additional Group Partnership units, or cash contributed by KKR Holdings, to the extent any consideration is due in respect of the CVIs.

        KPE is a permanent capital vehicle that historically has focused primarily on making private equity investments in our portfolio companies but has the flexibility to make other types of investments, including fixed income and public equity. The assets that we will acquire from KPE will provide us with a significant source of capital to further grow and expand our business, increase our participation in our existing portfolio of businesses and further align our interests with our investors and other stakeholders. We believe that this alignment of interest and the permanent capital that we will have following the completion of the Transactions will bolster our position as one of the world's leading asset managers and further enhance our diversity, scale, capital resources and growth prospects.

Business Segments

        Historically, we have operated through two reportable business segments for management reporting purposes: private equity and fixed income. Within each of these segments, we have also conducted capital markets activities and managed public equity. In connection with the Transactions, we will acquire all of the assets of KPE, including KPE's interests in the Acquired KPE Partnership. We intend to manage these assets separately from our private equity and fixed income segments and account for them in a newly created reportable business segment referred to as our principal segment.

Private Equity

        Through our private equity segment, we sponsor and manage a number of funds and co-investment vehicles that make primarily control-oriented investments in connection with leveraged buyouts and other similarly-yielding investment opportunities. Our private equity funds focus on the largest end of the leveraged buyout market, which we believe allows us to invest in industry-leading franchises with global operations, attract world-class management teams, deploy large amounts of capital in individual transactions and optimize the income that we earn on a per transaction basis.

        Our three active traditional private equity funds are geographically differentiated and, as of June 30, 2008, consisted of the 2006 Fund (a $17.6 billion fund with $5.7 billion of unused capital commitments), the European Fund III (a $6.9 billion fund with $6.7 billion of unused capital commitments) and the Asian Fund (a $4.0 billion fund with $3.4 billion of unused capital commitments). Our other private equity products, such as co-investment structures and our principal protected private equity products, allow us to commit incremental capital that is subject to fees and carry allocations. As of June 30, 2008, our private equity segment had $47.6 billion of AUM and generated approximately $775.0 million and $(12.0) million of economic net income (loss) during the year ended December 31, 2007 and the six months ended June 30, 2008, respectively.

Fixed Income

        We believe the experience of our people, our global platform and our ability to effectively adapt our investment strategies to different market conditions allow us to capitalize on investment opportunities at every level of the capital structure. Commencing in 2004, we began to actively pursue debt investments as a separate asset class and, through our fixed income segment, we now sponsor and manage a group of fixed income funds, structured finance vehicles and a managed account platform which focus on corporate debt investments. As of June 30, 2008, our fixed income segment had $13.1 billion of AUM, including $10.0 billion of AUM managed through our structured finance vehicles, $2.0 billion of AUM at KFN and $1.1 billion of AUM at the KKR Strategic Capital Funds, which consist of three side-by-side entities. During the year ended December 31, 2007 and the six months ended June 30, 2008, our fixed income segment generated $39.8 million and $14.9 million of economic net income, respectively.

        We conduct our fixed income business through KFI, which is the parent of our fixed income management companies. Prior to May 30, 2008, we owned all of the equity in KFI other than certain non-controlling interests that allocated 35% of the net income generated by KFI to certain of its executives on an annual basis. On May 30, 2008, we acquired all of these outstanding interests in order to further integrate our operations, enhance the existing collaboration among all of our investment professionals and accelerate the growth of our business. As a result of the KFI Transaction, we now own 100% of the equity interests in KFI and are entitled to all of the net income and related cash flows generated by our fixed income segment.

Principal

        Upon completion of the Transactions, the assets, liabilities, income, expense and cash flows of KPE and its general partner will become ours. We intend to manage these assets separately from our private equity and fixed income segments and account for them in a newly created reportable business segment referred to as our principal segment. As of June 30, 2008, KPE had a NAV of $4.6 billion, representing its partner interests in the Acquired KPE Partnership. We intend to use the assets that we acquire from KPE as a source of capital to further grow and expand our business, increase our participation in our existing portfolio of businesses and further align our interests with these investors and other stakeholders.

Business Environment

        As a global alternative asset manager, we are affected by financial and economic conditions in the United States, Europe, Asia and elsewhere in the world. Although the diversity of our operations and product lines has allowed us to generate attractive returns in different business climates, business conditions characterized by low inflation, low or declining interest rates and strong equity markets generally provide a more positive environment for us to generate attractive returns on existing investments. We may benefit, however, from periods of market volatility and disruption which allow us to use our large capital base and our experience with troubled companies and distressed securities to make investments at attractive prices and on favorable terms.

        Beginning in late June 2007, the United States experienced considerable turbulence in the housing and sub-prime mortgage markets, which had a significant negative impact on other fixed income markets. Equity markets came under pressure in the latter part of 2007 as concerns of an economic slowdown were factored into valuations. As a result of reduced liquidity and greater volatility, several commercial and investment banks and hedge funds significantly reduced the carrying value of some of their fixed income holdings, threatening general market liquidity. The effects of these events have recently become more far-reaching and pervasive. Global financial markets have experienced considerable declines in the valuations of equity and debt securities, an acute contraction in the availability of credit and the failure of a number of leading financial institutions. As a result, certain government bodies and central banks worldwide, including the U.S. Treasury Department and the U.S. Federal Reserve, have undertaken unprecedented intervention programs, the effects of which remain uncertain.

        Deteriorating conditions in fixed income markets deterred lenders from committing to new senior loans and high yield debt. Debt underwriting declined meaningfully in the second half of 2007 and the backlog resulting from pending private equity-led transactions reached record levels. This backlog, coupled with other poor-performing fixed income securities, has materially hindered lenders' willingness to fund new, large-sized acquisitions. As a consequence of reduced borrowing ability, the volume of new private equity acquisitions declined significantly in the second half of 2007 and in 2008. Recently announced private equity-led acquisitions have mostly been smaller in sizes, with less leverage and less favorable terms for the debt provided, all of which has had a significant impact on our business. The duration of current conditions in the credit and high-yield debt markets is unknown. We have not yet completed our September 30, 2008 valuation process; however, it is currently estimated that the aggregate value of our private equity investments as of that date will reflect a decline from June 30, 2008.

        While it is unclear whether the U.S. economy is in a recession, economic indicators point to a slowdown. The slowdown of the U.S. economy could have negative implications for other global economies and markets. The duration of current economic conditions is unknown.

Market Conditions

        Our ability to grow our revenue and net income depends on our ability to continue to attract capital and investors, secure investment opportunities, obtain financing for transactions, consummate investments and deliver attractive investment returns. These factors are impacted by a number of market conditions, including:

  •
  The strength and competitive dynamics of the alternative asset management industry, including the amount of capital invested in, and withdrawn from, alternative investments. Our share of the capital that is allocated to alternative assets depends on the strength of our investment performance relative to the investment performance of our competitors. The amount of capital that we attract and our investment returns directly affect the level of our AUM, which in turn affects the fees, carried interest and other amounts that we are able to earn in connection with our asset management activities.

  •
  The strength and liquidity of debt markets. Our private equity funds use debt financing to fund portfolio company acquisitions. Our fixed income funds make significant investments in debt instruments and use varying degrees of leverage in order to enhance investment returns and to fund working capital requirements. As a result, our business generally benefits from strong and liquid debt markets that support our funds' investment activities, although periods of market volatility and disruption may create attractive investment opportunities.

    As discussed under the caption "—Business Environment" above, debt markets deteriorated significantly beginning in the third quarter of 2007. This has had a negative impact on both our private equity business and our fixed income business. Among other effects, these developments have increased the cost and difficulty of financing leveraged buyout transactions—thereby significantly reducing private equity activity—and impacted valuations. Increases in rates and spreads could negatively impact our returns further as the incremental cash flow required to service debt reduces cash flow available to investors in our funds and could lead to higher equity contribution requirements by our fund investors to effect future transactions. A reduction in leverage ratios or more restrictive covenants and other credit terms could also negatively impact our business.

  •
  The strength and liquidity of equity markets. Strong equity market conditions enable our private equity funds to increase the value of and to effect realizations of their portfolio company investments. Equity market conditions also affect the carried interest that we receive. After a prolonged period of positive performance and liquidity, equity markets have recently experienced considerable declines in the United States and in other markets. The U.S. economy has experienced and continues to experience significant declines in employment, household wealth, and lending, which may further negatively impact equity markets. Although certain government bodies and central banks worldwide, including the U.S. Treasury Department and the U.S. Federal Reserve, have undertaken unprecedented intervention programs aimed at, among other things, stabilizing equity markets, the effects of these programs remain uncertain. As a result of these negative market conditions, it has become more difficult for us to exit private equity investments profitably through offerings in the public markets, and our realized gains on such investments have declined significantly over earlier periods.

  •
  Market volatility. Volatility within the debt and equity markets increases both the opportunities and risks within our segments and directly affects the performance of our funds. Similarly, fluctuations in interest rates and foreign currency exchange rates, if not suitably hedged, may affect the performance of our funds. Historical trends in these markets are not necessarily indicative of our future performance. Recently, volatility in the equity markets and disruptions in the debt markets have made it more challenging to profit from our investments. If these conditions continue, their negative impact on our business may become more pronounced.

        We believe that certain trends in the asset management industry during recent years have created a favorable environment for our AUM to grow. In particular:

  •
  Institutions and other investors have increased their capital allocations to the alternative asset management industry. As a leader in this industry, we have been and expect to continue to be able to attract a significant amount of new capital for our funds. In addition, we believe that strong capital flows to the alternative asset sector have played, and will continue to play, an important role in our growth initiatives, including new business lines contemplated by our growth strategy.

  •
  The allocation of capital to the alternative asset management industry depends in part on the performance of alternative assets relative to other asset classes. The primary markets in which we conduct our business have experienced relatively steady growth over time, and the performance of our funds has exceeded various traditional benchmarks of market performance enabling us to raise large pools of capital. Despite this, current liquidity constraints and increased market volatility and disruption have made raising capital more challenging in recent periods.

        For a more detailed description of the manner in which economic and financial market conditions may materially affect our results of operations and financial condition, see "Risk Factors—Risks Related to KKR's Business."

Legal and Regulatory Environment

        Members of the U.S. Congress have introduced legislation that would, if enacted, preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes under the rules governing publicly traded partnerships and would require that we be treated as a corporation for U.S. federal income tax purposes. Separately, members of the U.S. Congress have introduced legislation that would, if enacted, treat income received for performing investment management services as ordinary income received for the performance of services, which would have a similar effect. If any of these pieces of legislation or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability, which could result in a reduction in the value of our common units. See "Risk Factors—Risks Related to KKR's Business—Legislation has been introduced that would, if enacted, prelude us from qualifying as a partnership for U.S. federal income tax purposes. If this or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability that could result in a reduction in the value of our common units."

Becoming a Public Company

        As a privately owned firm, we have consistently approached our business and investments with a long-term view. Both in building and expanding our business and in determining the types of investments to make, we have focused on the best outcomes for our business, investors and stakeholders measured over a period of years rather than on short-term financial performance. Our long-term approach encourages us to continue to build value in all of our portfolio companies, including those with a long period remaining before producing distributable cash flow. However, our results of operations are affected by the timing of our investments and changes in the value of our investments, each of which may vary significantly over the short-term.

        We intend to maintain our long-term focus after we become a public company and as we pursue our strategic growth initiatives, even though this may lead to increased volatility in our results from period to period. While a significant portion of the management and monitoring fees paid by our funds and portfolio companies are earned pursuant to multi-year contracts, other amounts that we earn, such as transaction-specific advisory fees, incentive fees and carried interest, are subject to significant variability based on transaction volume and size, as well as investment performance. We do not intend to permit the short-term perspectives to influence our business approach, our operational, strategic or investment decisions, our duties or commitments to investors or our focus on creating value over the long-term.

Impact of the Transactions and the KFI Transaction

        The KKR Group is expected to become our predecessor for accounting purposes and its historical combined financial statements are expected to become our historical financial statements only upon completion of the Reorganization Transactions, which will take place subsequent to the time the registration statement, of which this prospectus forms a part, is declared effective and only after unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by KKR or its affiliates) consent to the KPE Transaction. There can be no assurance that the Reorganization Transactions will be consummated or that the other conditions to the KPE Transaction will be satisfied or waived. The entities comprising the KKR Group are under the common control of our senior principals. Because the legal entities that comprise the KKR Group are under the common control of our senior principals and will continue to be under their common control following the completion of the Transactions, we will account for the Transactions as a transfer of interests under common control. Certain portions of the Transactions, however, will be accounted for as acquisitions of non-controlling interests in consolidated entities using the purchase method of accounting with the KKR Group being treated as the accounting acquirer as described under "Unaudited Pro Forma Financial Information."

        While the combined financial statements of the KKR Group are expected to become our historical financial statements following the completion of the Transactions as described above, our financial statements for future periods will differ from the financial statements of the KKR Group in many significant respects. In particular, following the completion of the Transactions:

  •
  we will deconsolidate both the 1996 Fund and the fund's general partners, because the Group Partnerships will not acquire an interest in those general partners in connection with the Transactions;

  •
  we will include non-controlling interests that will allocate to a former principal and such person's designees an aggregate of 1% of the carried interest received by general partners of our funds and 1% of our profits until a future date;

  •
  we will include non-controlling interests that will allocate to certain of our former principals and their designees a portion of the carried interest received by the general partners of our private equity funds with respect to private equity investments made during such former principals' tenure with our firm;

  •
  we will include non-controlling interests that will allocate to certain of our current and former principals all of the capital invested by or on behalf of the general partners of our private equity funds before the completion of the Transactions and any returns thereon;

  •
  we will include non-controlling interests representing the Group Partnership units that KKR Holdings will hold in the Group Partnerships, which interests will allocate to KKR Holdings 79% of the equity in the Group Partnerships upon completion of the Transactions;

  •
  we will make one or more cash and in-kind distributions to certain of our existing owners prior to the completion of the Transactions representing substantially all available cash-on-hand, certain receivables of our management companies and capital markets companies and certain personal property (consisting of non-operating assets) of the management company for our private equity funds;

  •
  we will recognize employee compensation charges relating to discretionary distributions and payments made by KKR Holdings to our principals, executive bonuses that are paid or borne by KKR Holdings, the vesting of interests in KKR Holdings held by our principals and the granting and vesting of awards representing our common units under our 2008 Equity Incentive Plan;

  •
  we will record a provision for corporate income taxes on the income of our intermediate holding company, which will indirectly hold our interest in one of the Group Partnerships and will be taxable as a corporation for U.S. federal income tax purposes; and

  •
  we will record amortization expense related to intangible assets recorded in connection with the acquisition of non-controlling interests in the Reorganization Transactions.

        In addition, as a result of the KPE Transaction, the Acquired KPE Partnership will become a wholly-owned subsidiary of the Group Partnerships and all of its assets, revenues, expenses and cash flows, and liabilities of KPE and its general partner, will become ours. Because the Acquired KPE Partnership is consolidated in KKR's combined financial statements, we will account for the KPE Transaction as an acquisition of non-controlling interests in a consolidated entity with the KKR Group being treated as the accounting acquirer. Such acquisition will result in the elimination of consolidated amounts attributable to KPE unitholders that were previously recorded in KKR's combined financial statements as non-controlling interests in income of consolidated entities (statement of operations) and non-controlling interests in income of consolidated entities (statement of financial condition), which in turn will impact the consolidated amounts of income before taxes, net income or partners' capital that we report. While the acquisition may result in a reduction in the management fees that we report in our private equity segment, the corresponding expense previously incurred by the Acquired KPE Partnership may be reduced by the same amount. Accordingly, the prospective impact on our financial results relating to the KPE Transaction will include increased investment income (loss) and expenses, excluding management fee expenses.

        While not part of the Transactions, on May 30, 2008, we acquired non-controlling interests in KFI that previously allocated 35% of the net income generated by KFI to certain of its executives on an annual basis. The KFI Transaction is accounted for as an acquisition of non-controlling interests in a consolidated entity using the purchase method of accounting with the KKR Group being treated as the accounting acquirer. As a result of the KFI Transaction, we now own 100% of the equity interests in KFI and are entitled to all of the net income and related cash flows generated by our fixed income segment. We also expect to amortize certain finite-lived intangibles recognized in connection with the acquisition over their estimated useful lives, which will give rise to periodic non-cash amortization charges in our statement of operations.

        Due to the differences described above, KKR's combined financial statements and related historical data included in this prospectus are not necessarily representative of our future results of operations and financial condition. To provide additional information illustrating the impact that the changes described above will have on our results of operations and financial condition, we have presented elsewhere in this prospectus unaudited pro forma financial information for the year ended December 31, 2007 and as of and for the six months ended June 30, 2008. This data gives pro forma effect to the Transactions, the KFI Transaction and certain other arrangements entered into in connection therewith as if such transactions and arrangements had been completed as of January 1, 2007 with respect to the unaudited condensed pro forma statements of operations and as of June 30, 2008 with respect to the unaudited pro forma statement of financial condition. Such information has been included for informational purposes only and does not purport to reflect the results of operations or financial position that would have occurred had the transactions referred to above occurred on the dates indicated or had we operated as a public company during the periods presented or for any future period or date. See "Unaudited Pro Forma Financial Information."

Basis of Financial Presentation

Combined Results

Impact of the Consolidation of Our Funds on Our Financial Presentation

        In accordance with GAAP, a substantial number of our funds are consolidated in KKR's combined financial statements notwithstanding the fact we hold only a minority economic interest in those funds. We refer to these consolidated entities as consolidated funds. Our consolidated funds consist of those funds in which KKR, through the ownership interests of our senior principals, holds a general partner or managing member interest that gives KKR substantive controlling rights over such funds and the Acquired KPE Partnership in which KKR holds a variable interest and has been determined to be the primary beneficiary. With respect to our consolidated funds, we generally have operational discretion and control over the funds and investors do not hold any substantive rights that would enable them to impact the funds' ongoing governance and operating activities.

        As noted above, in connection with the Transactions, we will deconsolidate the 1996 Fund, but will continue to consolidate the other consolidated funds that are currently consolidated in KKR's combined financial statements. Those other consolidated funds consist of the European Fund, the Millennium Fund, the European Fund II, the 2006 Fund, the Asian Fund, the European Fund III, the Acquired KPE Partnership and two of the three side-by-side funds that constitute the KKR Strategic Capital Funds. Except for interests in the Acquired KPE Partnership, we will not acquire any of the economic interests in such entities that are held by third party investors. In the case of the Acquired KPE Partnership, we will acquire all of the interests in the entity that are held by KPE and such entity will become our wholly-owned subsidiary as described below. See "Unaudited Pro Forma Financial Information." In addition, because we expect to continue to maintain a controlling interest in funds that we sponsor and manage, we expect to consolidate additional funds in future periods.

        When we consolidate a consolidated fund, we reflect the assets, liabilities, revenues, expenses and cash flows of the consolidated fund on a gross basis. The majority of the economic interests in the consolidated fund, which are held by third party investors, are reflected as non-controlling interests. Substantially all of the management fees and certain other amounts that we earn from the consolidated fund are eliminated in combination. However, because those amounts are earned from non-controlling interest holders, our allocable share of the net income from the consolidated fund is increased by the amounts eliminated. Accordingly, the consolidation of the consolidated fund does not have a net effect on the amounts of income before taxes, net income or partners' capital that we report.

        While the consolidation of a consolidated fund does not have a net effect on the amounts of income before taxes, net income or partners' capital that we report, the consolidation does significantly impact other aspects of KKR's combined financial statement presentation. This is due to the fact that the assets, liabilities, income and expenses of the consolidated fund are reflected on a gross basis while the allocable share of those amounts that are attributable to non-controlling interest holders are reflected as single line items. The single line items in which the assets, liabilities, income and expense attributable to non-controlling interest holders are recorded consist of non-controlling interests in consolidated entities in the statement of financial condition and non-controlling interests in income of consolidated entities in the statement of operations.

Segment Results

        We present the results of our reportable business segments in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." See "—Business Segments." This standard is based on a management approach, which requires segment presentation based on internal organization and the internal financial reporting used by management to make operating decisions, assess performance and allocate resources. All inter-segment transactions are eliminated in the segment presentation.

        Our management makes operating decisions, assesses performance and allocates resources based on financial and operating data and measures that are presented without giving effect to the consolidation of any of the funds that we manage. As a result, unlike the reporting in KKR's combined financial statements, KKR's segment reporting does not give effect to the consolidation of our funds. The exclusion of our consolidated funds in KKR's segment reporting results in the inclusion of management fees and incentive fees in fee income that would otherwise be eliminated in combination, the exclusion of investment income and expenses that are attributable to non-controlling interests held by third-party investors and the exclusion of corresponding charges and credits that are accounted for as non-controlling interests in the income of consolidated entities. See "—Combined Results—Impact of the Consolidation of Our Funds on Our Financial Presentation" and "—Key Financial Measures—Segment Operating and Performance Measures."

Key Financial Measures

Revenues

Fee Income

        KKR's combined fee income consists primarily of ongoing management, advisory and incentive fees we earn from providing investment management, advisory and other services to our funds, managed accounts and portfolio companies as well as transaction-specific advisory income from our capital markets transactions. These fees are based upon the contractual terms of the management and other agreements that we enter into with our funds, managed accounts and portfolio companies.

        KKR's combined fee income does not include the management fees that we earn from our consolidated funds, because those fees are eliminated in consolidation as transactions between consolidated entities. However, because those management fees are earned from, and funded by, third-party investors who hold non-controlling interests in the consolidated funds, KKR's allocable share of the net income from the consolidated funds is increased by the amount of the management fees that are eliminated in consolidation. Accordingly, while the consolidation of our funds impacts the amount of fee income that we recognize on a combined basis, it does not affect the ultimate amount of income before taxes, net income, or partners' capital that we recognize in KKR's combined financial statements.

Expenses

Employee Compensation and Benefits Expense

        KKR's employee compensation and benefits expense historically has consisted primarily of the cash salaries and bonuses that we have paid personnel who are not senior principals. Because our compensation arrangements with those individuals have involved a significant performance-based bonus component, KKR's employee compensation and benefits expense has increased as KKR's net income has grown. Following completion of the Transactions, KKR Holdings will bear the economic cost of executive bonuses paid to our principals as described below. Although our unitholders will not bear the cost of these bonuses, these arrangements will give rise to periodic non-cash charges in our statement of operations. Such charges will not, however, impact our cash available for distribution.

        KKR's employee compensation and benefits expense has also grown in recent periods as a result of the expansion of our business, which has increased the number of our salaried employees. KKR's employee compensation and benefits expense is significantly not borne by fund investors and is not offset by credits attributable to our fund investors' non-controlling interests in our consolidated funds.

        Unlike our other personnel, compensation expense related to our senior principals has not been historically reflected for their services provided to us. Instead, these individuals have relied on cash distributions that they have received on their equity interests in our business. Because those cash distributions have been paid to senior principals in their capacities as owners of KKR's business, the distributions have been accounted for as distributions of partners' capital rather than employee compensation and benefits expense and, accordingly, we have not reflected those amounts as employee compensation and benefits expense in KKR's statements of operations.

        Upon completion of the Transactions, our principals will hold interests in our business through KKR Holdings, which will own all of the outstanding Group Partnership units that are not held by us. These individuals will receive financial benefits from our business in the form of distributions and payments received from KKR Holdings and through their direct and indirect participation in the value of Group Partnership units held by KKR Holdings, and KKR Holdings will bear the economic costs of any executive bonuses paid to them. Our principals' interests in Group Partnership units that are held by KKR Holdings will be subject to transfer restrictions that lapse over 8 to 10 year periods and, except for certain interests that will vest upon completion of the Transactions, will vest over 6 to 8 year periods. See "Organizational Structure—KKR Holdings." A portion of the distributions and payments made by KKR Holdings to our principals will also be subject to discretionary allocation. In addition, in connection with the Transactions, we expect to grant awards representing our common units under our 2008 Equity Incentive Plan to personnel who do not hold interests in KKR Holdings. The issuance of common units pursuant to awards under the 2008 Equity Incentive Plan would dilute common unitholders and KKR Holdings pro rata in accordance with their respective percentage interests in the Group Partnerships. The total number of our common units that may initially be issued under our 2008 Equity Incentive Plan will be equivalent to 2% of the number of fully diluted common units outstanding upon completion of the Transactions.

        The above arrangements are expected to give rise to periodic employee compensation and benefits charges in our consolidated financial statements following the completion of the Transactions, despite the fact that substantially all of the economic consequences of such arrangements will be borne solely by our principals. Except for any cash-settled awards granted under our equity incentive plan and any cash compensation paid by us but borne by KKR Holdings, these employee compensation and benefits charges will consist of non-cash charges.

General, Administrative and Other Expense

        KKR's general, administrative and other expense consists primarily of professional fees paid to legal advisors, accountants, senior advisors and consultants; insurance costs; travel and related expenses; communications and information services; depreciation and amortization charges and other general and operating expenses. These expenses have increased in recent years due to fees paid to our senior advisors that are based in part on returns generated by our investments, which have increased significantly during recent periods, as well as increases in overhead resulting from the expansion and growth of our business. A substantial portion of KKR's general, administrative and other expense is not borne by fund investors and is not offset by credits attributable to our fund investors' non-controlling interests in our consolidated funds.

        Following the Transactions, we will incur additional general, administrative and other expenses associated with being a publicly traded company. Such costs will include new or increased expenses for such items as insurance, directors' fees, accounting work, legal advice, investor relations and compliance with applicable regulatory or stock exchange requirements, including costs associated with compliance with the Sarbanes-Oxley Act and periodic or current reporting obligations. Additionally, we will incur non-cash expenses related to the amortization of intangible assets recorded in connection with the acquisition of non-controlling interests in the KFI Transaction and the Reorganization Transactions. See "Unaudited Pro Forma Financial Information."

Fund Expenses

        KKR's fund expenses consist primarily of costs that we incur in connection with potential investments that do not result in completed transactions (such as travel expenses, professional fees and research costs) and costs incurred in connection with the placement of limited partner interests in our private equity funds.

Investment Income

        We recognize investment income with respect to our carried interests in investments of our private equity funds, the capital invested by or on behalf of the general partners of our private equity funds and the non-controlling interests that third party fund investors hold in our consolidated funds. Grants of restricted equity interests that we receive from KFN in respect of the management services we provide to the fund are not included as investment income until vested. When the equity interests vest, however, we include the interests as investments on our statement of financial condition and thereafter recognize investment income or loss with respect to changes in their fair value and any dividends or distributions paid thereon. See "Business—Fixed Income—KFN."

Net Gains from Investment Activities

        KKR's net gains from investment activities consist primarily of the unrealized and realized gains and losses on investments that are made by our funds. Unrealized gains or losses result from changes in the fair value of these investments during a period. Upon disposition of an investment, previously recognized unrealized gains or losses are reversed and an offsetting realized gain or loss is recognized in the current period. While this reversal does not affect the amount of net gains that we recognize from investment activities, it does impact the cash flows that we record.

        See "Risk Factors—Risks Related to the Assets We Manage—Valuation methodologies for certain assets in our funds can be subject to significant subjectivity and the fair value of assets established pursuant to such methodologies may never be realized, which could result in significant losses for our funds" and "—Critical Accounting Policies—Fair Value of Investments."

Dividend Income

        KKR's dividend income consists primarily of the dividends and distributions that our private equity funds receive from the portfolio companies in which they invest. Typically, our private equity funds recognize dividend income primarily in connection with dispositions of operations by portfolio companies and other significant portfolio company transactions. KKR's dividend income has increased substantially in recent periods as a result of distributions by our portfolio companies following such dispositions or other transactions.

Interest Income

        KKR's interest income consists primarily of interest that is paid on the fixed income instruments in which our consolidated funds invest and, to a lesser extent, interest payments that our private equity funds are paid when they provide bridge financing to a portfolio company in connection with a portfolio company acquisition. See "Private Equity Valuations and Related Data—Bridge Financing Provided by Private Equity Funds." KKR's interest income has increased substantially in recent periods as a result of interest earned from cash management activities carried out by KPE, which began operations in May 2006 and made significant fixed income investments in connection with its cash management activities.

Interest Expense

        KKR's interest expense consists primarily of interest that is payable by our funds or their general partners in connection with indebtedness that they incur to finance investments. A significant portion of KKR's historical interest expense relates to long-term indebtedness that is used by our fixed income funds to leverage their investments and indebtedness incurred by KPE under its credit agreement. Our traditional private equity funds do not incur debt at the fund level.

        The balance of our interest expense historically has consisted of short-term borrowings that are used by the general partners of our private equity funds, our management companies and our capital markets companies for working capital purposes. We have recently entered into two credit agreements with separate financial institutions, which provide us with additional sources of long-term liquidity for our management companies and our capital markets companies. Following the completion of the Transactions, all of KPE's indebtedness will become our indebtedness, and any interest expense arising therefrom will be attributable to us.

Impact of the Consolidation of Our Funds on the Presentation of Investment Income

        Due to the consolidation of a majority of our funds, the amount of our funds' investment income that is allocable to our carried interests and capital investments is not readily shown in KKR's combined financial statements. Instead, the portion of investment income that is allocable to us, after allocating amounts to non-controlling interests, is reflected in KKR's net income. Because the substantial majority of our funds are consolidated and because we hold only a minority economic interest in our funds' investments, our allocable share of our funds' investment income is significantly less than the total amount of investment income presented in KKR's combined financial statements.

Income Taxes

        We have historically operated as a group of partnerships for U.S. federal income tax purposes and, in the case of certain entities located outside the United States, corporate entities for foreign income tax purposes. Because most of the entities in our consolidated group are taxed as partnerships, our income is generally allocated to, and the resulting tax liability is generally borne by, our principals and we generally are not taxed at the entity level. The income taxes included in KKR's combined financial statements are attributable to the New York City unincorporated business tax and foreign income taxes imposed on certain entities located outside the United States.

        Following the Transactions, the Group Partnerships and their subsidiaries will continue to operate as partnerships for U.S. federal income tax purposes and, in the case of certain entities located outside the United States, corporate entities for foreign income tax purposes. Accordingly, those entities will continue to be subject to New York City unincorporated business taxes or foreign income taxes, as the case may be. In addition, our intermediate holding company will be subject to additional entity-level taxes that will be reflected in our combined financial statements.

Non-Controlling Interests in Income of Consolidated Entities

        Non-controlling interests in income of consolidated entities represent the ownership interests that unaffiliated third parties hold in entities that are consolidated in KKR's financial statements. The allocable share of income and expense attributable to those interests is accounted for as non-controlling interests in the income of consolidated entities.

        Historically, the amount of non-controlling interests in consolidated entities that we have recognized has been substantial and has resulted in significant charges and credits in KKR's statements of operations.

As of June 30, 2008, non-controlling interests in consolidated entities represented approximately 87% of KKR's combined total assets and consisted primarily of:

  •
  non-controlling interests that investors held in our consolidated funds, which economic interests allocated to the fund investors approximately 87% of KKR's combined total assets as of June 30, 2008 and resulted in approximately $(1.2) billion and $2.7 billion of net charges in KKR's statements of operations during the six months ended June 30, 2008 and 2007, respectively;

  •
  non-controlling interests that allocated 35% of the net income generated by KFI to certain of its executives on an annual basis; and

  •
  a non-controlling interest that allocated to a third party an aggregate of 2% of the equity in the KKR Group's capital markets business.

        On May 30, 2008, we acquired all outstanding non-controlling interests in KFI and now own 100% of the entity. In connection with the KPE Transaction, we will similarly acquire all outstanding non-controlling interests in the Acquired KPE Partnership, which will become a wholly-owned subsidiary of ours. While these acquisitions will reduce the non-controlling interests in consolidated entities that are included in KKR's consolidated statement of financial condition and the related charges for such items that KKR has historically recorded in its combined statement of operations, we expect to continue to recognize substantial non-controlling interests in the income of consolidated entities following the completion of the Transactions, and such items will continue to give rise to significant charges and credits in our statements of operations.

        In particular, upon completion of the Transactions, we expect that non-controlling interests in consolidated entities will consist of:

  •
  non-controlling interests that will allocate to a former principal and such person's designees an aggregate of 1% of the carried interest received by general partners of our funds and 1% of our profits until a future date;

  •
  non-controlling interests that will allocate to certain of our former principals and their designees a portion of the carried interest received by the general partners of our private equity funds with respect to private equity investments made during such former principals' tenure with our firm;

  •
  non-controlling interests that will allocate to certain of our current and former principals all of the capital invested by or on behalf of the general partners of our private equity funds before the completion of the Transactions and any returns thereon;

  •
  a non-controlling economic interest that will allocate to a third party an aggregate of 2% of the equity in the KKR Group's capital markets business; and

  •
  non-controlling interests that investors held in KKR's consolidated funds.

        In addition to the non-controlling interests in consolidated entities described above, our principals will retain substantial economic interests in our business following the completion of the Transactions through KKR Holdings' ownership of Group Partnership units. These interests will represent 79% of our total assets that are not allocable to holders of non-controlling interests upon completion of the Transactions. However, the Group Partnership units include a capital contribution adjustment mechanism that reflects the terms of our CVIs and which may result in an adjustment in the percentage interest that KKR Holdings has in the Group Partnerships. We will account for these interests in the same manner that we account for non-controlling interests in consolidated entities that are held by unaffiliated third parties. See "Unaudited Pro Forma Financial Information."

Assets Under Management

        Our AUM represents the assets with respect to which we are entitled to receive a fee or carried interest. We calculate the amount of our AUM as of any date as the sum of: (i) the fair value of the investments of our traditional private equity funds and our carry-yielding co-investment vehicles plus the capital that we are entitled to call from investors in our traditional private equity funds with respect to their unfunded capital commitments; (ii) the NAVs of the KKR Strategic Capital Funds, the separately managed accounts managed by KFI and our principal protected private equity product; (iii) prior to the Transactions, the NAV of KPE and, after the Transactions, the NAV of the assets of the Acquired KPE Partnership; (iv) the equity of KFN; and (v) the capital raised by structured finance vehicles that we manage. As a result of raising new funds with sizeable capital commitments and increases in the NAV of our permanent capital funds and their retained profits, our AUM has increased significantly over the periods discussed below.

        Increases in the AUM of our unconsolidated funds will generally result in increases in our fee income, as the amount of the management fees that we receive from these funds is calculated based on the amount of these assets. Similarly, increases in the AUM of our consolidated funds will generally result in increases in our allocable share of the net income from these consolidated funds. To the extent that increases in AUM consist of permanent capital, the related increases in fee income would be expected to continue during future periods. With respect to our traditional private equity funds, management fees are calculated based on the amount of capital committed to a fund during the investment period (typically the first six years of a fund's life) and thereafter on the cost basis of the fund's investments, which causes the fees to be reduced over time as investments are liquidated. As of June 30, 2008, approximately 61.6% of the AUM of our traditional private equity funds were associated with funds whose management fees were calculated based on capital commitments.

Segment Operating and Performance Measures

Fee Related Earnings

        Fee related earnings is a profit measure that is reported by KKR's two reportable business segments. The difference between fee related earnings and income before taxes presented in accordance with GAAP is that fee related earnings represent income before taxes adjusted to: (i) include management fees earned from consolidated funds that were eliminated in consolidation; (ii) exclude expenses of consolidated funds, non-cash employee compensation charges associated with equity interests in our business, employee compensation charges relating to compensation borne by unconsolidated persons and charges relating to the amortization of intangible assets; (iii) exclude investment income; and (iv) exclude non-controlling interests in income of consolidated entities. See "—KPE Transaction; Principal Segment." We believe such adjustments are meaningful because management makes operating decisions and assesses the performance of our business based on financial and operating metrics and data that are presented without the consolidation of any of our investment funds.

        Our current operations are managed based in part on our reported levels of fee related earnings, which consist primarily of management, advisory and incentive fees earned from all of our funds, managed accounts, portfolio companies, capital markets transactions and other investment products. It has been and remains a key objective of our firm to maximize our fee related earnings, because those amounts directly affect our net income and amounts that we have available to distribute to our unitholders. As a public entity, we will continue to focus on growing our fee earnings and use segment fee related earnings levels to make operating decisions and assess the performance of our business, because those amounts will directly affect the returns to our investors.

        In connection with the Transactions, our principals will receive financial benefits from our business in the form of distributions or payments received from KKR Holdings and through their direct or indirect participation in the value of Group Partnership units held by KKR Holdings, and KKR Holdings will bear the economic costs of any executive bonuses paid to them. These financial benefits will be included in employee compensation and benefits in our combined financial statements after the Transactions. However, we will not bear the economic costs of these benefits, and KKR Holdings will not be consolidated in our financial statements. Accordingly, such financial benefits will not be included in our segment reporting and will not impact reported levels of ENI.

Segment Economic Net Income

        Economic net income, which we refer to as ENI, is a key performance measure used by management when making operating decisions, assessing operating performance and allocating resources. ENI represents net income excluding the impact of income taxes, non-cash employee compensation charges associated with equity interests in KKR's business, employee compensation charges relating to compensation borne by unconsolidated persons and charges relating to the amortization of certain intangible assets. Because the KKR Group's combined financial statements do not include any significant non-cash employee compensation charges associated with equity interests in KKR's business, employee compensation charges relating to compensation borne by unconsolidated persons or any significant charges relating to the amortization of intangible assets, ENI is the equivalent of income before taxes for the historical periods presented. See "Unaudited Pro Forma Financial Information."

KPE Transaction; Principal Segment

        In connection with the KPE Transaction, the Acquired KPE Partnership will become a wholly-owned subsidiary of the Group Partnerships and all of its assets, liabilities, revenues, expenses and cash flows will become ours. Because the Acquired KPE Partnership will no longer be considered a consolidated fund, the acquisition will result in the elimination from our fee related earnings of management fees previously recorded by our private equity segment. While the acquisition will therefore impact the results of our private equity segment, including reported levels of ENI, we will report new financial results relating to the net assets acquired, including investment income and expense, in our principal segment.

Private Equity Dollars Invested

        Private equity dollars invested is the aggregate amount of capital invested by our private equity funds and carry-yielding co-investment vehicles in private equity transactions during a reporting period. Such amounts include both capital contributed by fund investors and co-investors with respect to which we are entitled to a carried interest and capital contributed by us as the general partner of a private equity fund with respect to which we are entitled to profits generated on the invested capital. We use private equity dollars invested as a measure of the productivity of our investment activities and as an indicator of potential returns that we may realize in future periods from our current private equity investments. From our inception through June 30, 2008, our first ten traditional private equity funds (representing all of our private equity funds that have invested at least 36 months) achieved a multiple of invested capital of 2.7x the amount of capital they invested in private equity investments.

Combined Results of Operations

        The following is a discussion of KKR's combined results of operations for the years ended December 31, 2005, 2006 and 2007 and the six months ended June 30, 2007 and 2008. You should read this discussion in conjunction with the information included under "—Basis of Financial Presentation—Combined Results" and KKR's combined financial statements and related notes included elsewhere in this prospectus. For a more detailed discussion of the factors that affected the results of operations of KKR's two business segments in these periods, see "—Segment Analysis."

        The following tables set forth information regarding KKR's combined results of operations for the years ended December 31, 2005, 2006 and 2007 and for the six months ended June 30, 2007 and 2008.

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	($ in thousands)			($ in thousands)
Revenues
Fee income	$232,945	$410,329	$862,265	$115,380	$135,302

Expenses
Employee compensation and benefits	79,643	131,667	212,766	50,581	91,704
Occupancy and related charges	13,534	19,295	20,068	9,909	15,326
General, administrative and other	54,336	78,154	128,036	59,506	68,953
Fund expenses	20,778	38,350	80,040	35,821	34,540

Total expenses	168,291	267,466	440,910	155,817	210,523
Investment Income
Net gains (losses) from investment activities	2,984,504	3,105,523	1,111,572	3,147,328	(1,177,079)
Dividend income	729,926	714,069	747,544	133,160	77,098
Interest income	27,166	210,872	218,920	133,549	51,062
Interest expense	(697)	(29,542)	(86,253)	(40,486)	(67,984)

Total investment income (loss)	3,740,899	4,000,922	1,991,783	3,373,551	(1,116,903)

Income (loss) before non-controlling interests in income of consolidated entities and income taxes	3,805,553	4,143,785	2,413,138	3,333,114	(1,192,124)
Non-controlling interests in income (loss) of consolidated entities	2,870,035	3,039,677	1,598,310	2,661,912	(1,195,014)

Income before taxes	935,518	1,104,108	814,828	671,202	2,890
Income taxes	2,900	4,163	12,064	3,806	3,987

Net income (loss)	$932,618	$1,099,945	$802,764	$667,396	$(1,097)

Assets under management (period end)	$23,350,700	$43,873,400	$53,215,700	$54,443,300	$60,785,100

Six months ended June 30, 2008 Compared to Six months ended June 30, 2007

Fee Income

        Fee income was $135.3 million for the six months ended June 30, 2008, an increase of $19.9 million, or 17.2%, from the six months ended June 30, 2007. The increase was primarily due to a $40.9 million increase in monitoring fees reflecting both an increase in the number of portfolio companies paying monitoring fees and an increase in the average monitoring fee received as well as the receipt of a non-recurring $15 million advisory fee from one of our portfolio companies in connection with equity raised by such portfolio company during the period. During the six months ended June 30, 2008, we had 35 portfolio companies that were paying an average fee of $1.4 million, compared with 31 portfolio companies that were paying an average fee of $0.8 million during the six months ended June 30, 2007. In addition, fee income relating to our capital markets business increased $13.2 million as a result of its formation in late

2007, and management fees at our credit strategy funds increased $3.1 million primarily as a result of increased assets under management. Offsetting these increases was a $15.6 million decrease in transaction fees earned in our private equity segment resulting from a lower combined completed transaction value during the period. During the first six months of 2008, we completed two transaction fee-generating private equity investments with a total completed transaction value of $3.5 billion, compared to three transaction fee-generating private equity investments with a total transaction value of $6.0 billion during the six months ended June 30, 2007. In addition, management and incentive fees relating to KFN decreased $21.7 million primarily as a result of KFN experiencing adverse credit market conditions. These adverse conditions resulted in significant increases in net realized and unrealized losses on investments, derivatives and foreign exchange at KFN consistent with those experienced in the broader credit markets. These increased losses resulted in KFN not achieving certain benchmark returns and other performance targets compared to the prior period when such returns and targets had been met.

Expenses

        Expenses were $210.5 million for the six months ended June 30, 2008, an increase of $54.7 million, or 35.1%, from the six months ended June 30, 2007. The increase was primarily due to a $41.1 million increase in employee compensation and benefits resulting from the hiring of approximately 100 employees after June 30, 2007 in connection with the continued expansion of our business. Following the Transactions, KKR Holdings will bear the economic costs of any executive bonuses paid to our principals. While we will record non-cash charges associated with this arrangement, the arrangement will not impact our cash available for distribution to unitholders. General and administrative expenses increased $9.5 million primarily as a result of an increase in expenses at our newly formed capital markets business and an increase in professional fees reflecting the overall growth of our existing businesses. Additionally, occupancy and related charges increased $5.4 million reflecting the opening of new offices in Beijing and Sydney subsequent to June 30, 2007 as well as an increase in existing office space. Offsetting these increases was a decrease of $1.3 million in fund expenses as a result of a decrease in transaction related expenses that were attributable to unconsummated transactions during the period.

Net Gains (Losses) from Investment Activities

        Net losses from investment activities were $(1.2) billion for the six months ended June 30, 2008, a decrease of $4.3 billion, or 138.7%, compared to net gains from investment activities of $3.1 billion for the six months ended June 30, 2007. The following is a summary of the components of net gains (losses) from investment activities:

	Six Months Ended
	June 30, 2008	June 30, 2007
	($ in thousands)
Realized Gains	$374,274	$574,043
Realized Losses	(45,801)	(1,336)
Unrealized Gains from Changes in Fair Value	2,140,777	3,470,199
Unrealized Gains from Sales of Investments and Realization of Losses	17,287	998
Unrealized Losses from Changes in Fair Value	(3,321,705)	(416,786)
Unrealized Losses from Sales of Investments and Realization of Gains	(341,911)	(479,790)

Total	$(1,177,079)	$3,147,328

        The overall decrease in net gains (losses) from investment activities from the prior period was primarily attributable to a net decrease in changes in unrealized gains (losses) of $4.1 billion resulting primarily from decreases in the market value of our investment portfolio and to a lesser extent a decline in net realized gains of $0.2 billion resulting primarily from a lower level of sales activity during the period.

Substantially all of our net gains (losses) from investment activities are related to our private equity investments.

Dividend Income

        Dividend income was $77.1 million for the six months ended June 30, 2008, a decrease of $56.1 million, or 42.1%, from the six months ended June 30, 2007. Our dividends are generally earned in connection with sales of significant operations or other restructuring transactions undertaken by our portfolio companies resulting in available cash that is distributed to our private equity funds. During the first half of 2008, we received $74.2 million of dividends from two portfolio companies and an aggregate of $2.9 million of comparatively smaller dividends from three portfolio companies. During the first half of 2007, we received $109.3 million of dividends from five portfolio companies and an aggregate of $23.9 million of comparatively smaller dividends from five portfolio companies.

Interest Income

        Interest income was $51.1 million for the six months ended June 30, 2008, a decrease of $82.5 million, or 61.7%, from the six months ended June 30, 2007. The decrease primarily reflects a $60.9 million decrease in interest income earned in our fixed income segment that was attributable to the deconsolidation of one of the structured finance vehicles managed by us during the second quarter of 2007 as well as a decrease of $41.5 million in interest income earned from cash management activities at KPE following the deployment of a greater percentage of its cash to investments. Offsetting these decreases were increases in income earned from cash management activities at our traditional private equity funds and our management company of $19.2 million and $0.7 million, respectively.

Interest Expense

        Interest expense was $68.0 million for the six months ended June 30, 2008, an increase of $27.5 million, or 67.9%, from the six months ended June 30, 2007. Average outstanding borrowings were $2.0 billion and $0.7 billion for the six months ended June 30, 2008 and 2007, respectively. The increase was primarily attributable to borrowings at KPE and leveraged structures used by KPE and our traditional private equity funds to enhance returns on certain assets which collectively resulted in the recognition of $55.0 million of additional interest expense. In addition, interest expense increased at our management company by $3.5 million due primarily to the amortization of deferred financing costs incurred in connection with a credit agreement entered into in early 2008. These increases were offset by a decrease of $31.0 million in our fixed income segment resulting from the deconsolidation of one of the structured finance vehicles managed by us during the second quarter of 2007.

Non-Controlling Interests in Income (Loss) of Consolidated Entities

        Non-controlling interests in loss of consolidated entities were $(1.2) billion for the six months ended June 30, 2008, a decrease of $3.9 billion, or 144.4%, compared to non-controlling interests in income of consolidated entities of $2.7 billion for the six months ended June 30, 2007. The decrease primarily reflects a net loss allocable to non-controlling interests, which was driven by the overall changes in the components of net gains (losses) from investment activities described above.

Income before Taxes

        Income before taxes was $2.9 million for the six months ended June 30, 2008, a decrease of $668.3 million, or 99.6%, from the six months ended June 30, 2007, primarily driven by the decrease in net gains (losses) from investment activities as described above.

Assets Under Management

        KKR's AUM were $60.7 billion as of June 30, 2008, an increase of $6.3 billion, or 11.6%, from June 30, 2007. The increase was due primarily to the formation of the European Fund III, which received $6.9 billion of capital commitments from fund investors during the first half of 2008, an increase in the capital commitments of the 2006 Fund of $1.5 billion (bringing total capital commitments in the 2006 Fund to $17.6 billion), a $1.5 billion increase associated with the formation of private equity co-investment vehicles and other alternative private equity vehicles and a $3.8 billion increase in the capital relating to KFN and the structured finance vehicles that we manage. These increases offset $3.8 billion of net unrealized losses resulting from changes in the market values of our portfolio companies in our private equity segment and $3.6 billion of distributions from our traditional private equity funds comprised of $2.1 billion of realized gains and $1.5 billion of original cost.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Fee Income

        Fee income was $862.3 million for the year ended December 31, 2007, an increase of $452.0 million, or 110.2%, from the year ended December 31, 2006. The increase was primarily due to a $425.1 million increase in transaction fees earned in our private equity segment, which was attributable to a significant increase in the total value of private equity transactions completed during 2007 relative to 2006. During 2007, we completed 13 transaction fee-generating private equity investments with a total combined value of $141.6 billion, compared to 11 transaction fee-generating private equity investments during 2006 with a total transaction value of $104.8 billion. A number of the transactions completed during 2007 entitled us to share a greater proportion of the overall transaction fees compared to the prior year. In addition, management and incentive fees relating to the KKR Strategic Capital Funds increased $14.1 million due to their formation in the fourth quarter of 2006, and incentive fees relating to KFN and our fixed income funds increased $9.7 million resulting primarily from the receipt of such fees beginning late in the second quarter of 2006. The remainder of the overall increase in fee income resulted primarily from an increase in monitoring fees of $11.5 million in our private equity segment reflecting an increase in the number of portfolio companies paying monitoring fees as well as an increase in the average monitoring fee received. During the twelve months ended December 31, 2007, we had 40 portfolio companies that were paying an average fee of $1.7 million, compared with 37 portfolio companies that were paying an average fee of $1.3 during the twelve months ended December 31, 2006. Offsetting these increases were decreases in management and incentive fees received from KFN of $8.4 million primarily as a result of KFN not achieving certain benchmark returns and other performance targets compared to the prior period when such targets had been met.

Expenses

        Expenses were $440.9 million for the year ended December 31, 2007, an increase of $173.4 million, or 64.8%, from the year ended December 31, 2006. The increase was primarily due to an $81.1 million increase in employee compensation and benefits expense resulting from higher incentive compensation reflecting our improved financial performance during 2007 as well as the hiring of approximately 100 employees during the year ended December 31, 2007 in connection with the continued expansion of our business. Following the Transactions, KKR Holdings will bear the economic costs of any executive bonuses paid to our principals. In addition, general, administrative and other expenses increased $49.9 million resulting from the growth of our business, and included increases in professional fees, travel and entertainment expenses and to a lesser extent the opening of our Tokyo office and the formation of KPE in the second quarter of 2006. Fund expenses increased $41.7 million as a result of a $20.8 million increase in expenses incurred in our private equity segment in connection with the organization of newly formed funds and the placement of limited partner interests in such funds as well as an increase in transaction related expenses of $12.6 million that were attributable to unconsummated transactions during the period. Total transaction related expenses attributable to unconsummated transactions amounted to $40.7 million and $28.1 million for the years ended December 31, 2007 and 2006, respectively.

Net Gains from Investment Activities

        Net gains from investment activities were $1.1 billion for the year ended December 31, 2007, a decrease of $2.0 billion, or 64.5%, from the year ended December 31, 2006. The following is a summary of the components of net gains from investment activities:

	Year Ended
	December 31, 2007	December 31, 2006
	($ in thousands)
Realized Gains	$1,885,562	$3,380,548
Realized Losses	(328,461)	(135,617)
Unrealized Gains from Changes in Fair Value	4,732,096	3,435,690
Unrealized Gains from Sales of Investments and Realization of Losses	255,720	138,873
Unrealized Losses from Changes in Fair Value	(3,723,744)	(822,201)
Unrealized Losses from Sales of Investments and Realization of Gains	(1,709,601)	(2,891,770)

Total	$1,111,572	$3,105,523

        The overall decrease in net gains from investment activities from the prior period was primarily attributable to a decline in net realized gains of $1.7 billion resulting primarily from lower average realizations during the year as well as a net decrease in changes in unrealized gains (losses) of $0.3 billion resulting primarily from smaller net increases in the fair value of our portfolio. Substantially all of our net gains from investment activities is related to our private equity investments.

Dividend Income

        Dividend income was $747.5 million for the year ended December 31, 2007, an increase of $33.4 million, or 4.7%, from the year ended December 31, 2006. Our dividends are generally earned in connection with sales of significant operations or other restructuring transactions undertaken by our portfolio companies resulting in available cash that is distributed to our private equity funds. During 2007, we received $717.7 million of dividends from eight portfolio companies and an aggregate of $29.8 million of comparatively smaller dividends from four portfolio companies. During 2006, we received $546.0 million of dividends from three portfolio companies and an aggregate of $168.1 million of comparatively smaller dividends from five portfolio companies.

Interest Income

        Interest income was $218.9 million for the year ended December 31, 2007, an increase of $8.0 million, or 3.8%, from the year ended December 31, 2006. The increase primarily reflects a $38.6 million increase in interest income earned in our fixed income segment that was attributable to the formation of the KKR Strategic Capital Funds in the fourth quarter of 2006 and a $12.1 million increase in interest earned from cash management activities at our management companies. This increase was offset by $42.7 million of decreases in interest income earned from cash management activities at KPE following the deployment of a greater percentage of its cash to investments.

Interest Expense

        Interest expense was $86.3 million for the year ended December 31, 2007, an increase of $56.8 million, or 192.5%, from the year ended December 31, 2006. Average outstanding borrowings were $1.5 billion and $0.6 billion for the years ended December 31, 2007 and 2006, respectively. The increased interest expense was primarily attributable to borrowings at KPE and leveraged structures used by KPE and our traditional private equity funds to enhance returns on certain assets, which collectively resulted in the recognition of $50.1 million of additional interest expense, as well as $19.3 million of additional interest expense incurred by the KKR Strategic Capital Funds, which were formed in the fourth quarter of 2006. These increases were offset by a $12.7 million decrease in interest expense at the general partners of our traditional private equity funds resulting from a decrease in short-term borrowings during the period.

Non-Controlling Interests in Income of Consolidated Entities

        Non-controlling interests in income of consolidated entities were $1.6 billion for the year ended December 31, 2007, a decrease of $1.4 billion, or 46.7%, from the year ended December 31, 2006. The decrease primarily reflects a reduction in the total investment income allocable to non-controlling interests, which was driven by the overall changes in the components of investment income described above.

Income before Taxes

        Income before taxes was $814.8 million for the year ended December 31, 2007, a decrease of $289.3 million, or 26.2%, from the year ended December 31, 2006.

Assets under Management

        KKR's AUM were $53.2 billion as of December 31, 2007, an increase of $9.3 billion, or 21.2%, from December 31, 2006. The increase was due primarily to the formation of the Asian Fund, which received $4.0 billion of capital commitments from fund investors during the first half of 2007, an increase in the capital commitments to the 2006 Fund of $1.5 billion during 2007 (bringing total capital commitments in the 2006 Fund to $17.6 billion as of December 31, 2007), a $1.4 billion increase associated with the formation of carry-yielding co-investment vehicles and our principal protected private equity product, $0.9 billion of net unrealized gains resulting from changes in the market values of our portfolio companies in our private equity segment and a $5.8 billion increase in the capital relating to the KKR Strategic Capital Funds and the structured finance vehicles that we manage. These increases offset $4.3 billion of distributions from our traditional private equity funds comprised of $2.6 billion of realized gains and $1.7 billion of original cost.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Fee Income

        Fee income was $410.3 million for the year ended December 31, 2006, an increase of $177.4 million, or 76.1%, from the year ended December 31, 2005. The increase was primarily due to a $122.8 million increase in the transaction fees earned in our private equity segment, which was attributable to a significant increase in the total value of private equity transactions completed during 2006 relative to 2005. During 2006, we completed 11 transaction fee-generating private equity investments with a total combined value of $104.8 billion, compared to 11 transaction fee-generating private equity investments during 2005 with a total transaction value of $31.6 billion. Additionally, monitoring fees increased $23.7 million in our private equity segment reflecting both an increase in the number of portfolio companies paying monitoring fees and an increase in the average monitoring fee paid. During the twelve months ended December 31, 2006, we had 37 portfolio companies that were paying an average fee of $1.3 million, compared with 29 portfolio companies that were paying an average fee of $1.2 million during the twelve months ended December 31, 2005. Our fee income was also positively affected by an $8.9 million increase in management and incentive fees following the formation of the KKR Strategic Capital Funds in the third quarter of 2006, as well as a $21.9 million increase in management fees and incentive fees from KFN, which resulted from its favorable operating performance.

Expenses

        Expenses were $267.5 million for the year ended December 31, 2006, an increase of $99.2 million, or 58.9%, from the year ended December 31, 2005. The increase was primarily due to a $52.0 million increase in employee compensation and benefits, which was attributable to an increase in the amount of incentive compensation paid to existing personnel reflecting our favorable financial performance and the hiring of approximately 110 employees in 2006 in connection with the continued expansion of our business. Following the Transactions, KKR Holdings will bear the economic costs of any executive bonuses paid to our principals. General, administrative and other expenses increased $23.8 million, primarily as a result of our continued geographical expansion, which included the opening of our Tokyo office and a full year of operations for our Hong Kong office during the year ended December 31, 2006. Additionally, fund expenses increased $17.6 million primarily as a result of an increase in transaction related expenses that were attributable to unconsummated transactions during the period. Total transaction related expenses attributable to unconsummated transactions amounted to $28.1 million and $16.0 million for the years ended December 31, 2006 and 2005, respectively.

Net Gains from Investment Activities

        Net gains from investment activities were $3.1 billion for the year ended December 31, 2006, an increase of $121.0 million, or 4.1%, from the year ended December 31, 2005. The following is a summary of the components of net gains from investment activities:

	Year Ended
	December 31, 2006	December 31, 2005
	($ in thousands)
Realized Gains	$3,380,548	$1,632,887
Realized Losses	(135,617)	(65,575)
Unrealized Gains from Changes in Fair Value	3,435,690	4,219,633
Unrealized Gains from Sales of Investments and Realization of Losses	138,873	52,517
Unrealized Losses from Changes in Fair Value	(822,201)	(1,326,121)
Unrealized Losses from Sales of Investments and Realization of Gains	(2,891,770)	(1,528,837)

Total	$3,105,523	$2,984,504

        The overall increase in net gains from investment activities from the prior period was primarily attributable to an increase in net realized gains of $1.7 billion resulting from higher average realizations during the year offset by net decreases in changes in unrealized gains (losses) of $1.6 billion resulting from smaller net increases in the fair value of our portfolio. Substantially all of our realized gains were related to our private equity investments.

Dividend Income

        Dividend income was $714.1 million for the year ended December 31, 2006, a decrease of $15.9 million, or 2.2%, from the year ended December 31, 2005. During the year ended December 31, 2006, we received an aggregate of $546 million of dividends from three portfolio companies and an aggregate of $168.1 million of comparatively smaller dividends from five portfolio companies. During the year ended December 31, 2005, we received an aggregate of $479 million of dividends from two portfolio companies and $251 million of comparatively smaller dividends from two portfolio companies.

Interest Income

        Interest income was $210.9 million for the year ended December 31, 2006, an increase of $183.7 million from the year ended December 31, 2005. The increase primarily reflects $143.3 million of interest earned from cash management activities carried out by KPE, which began operations in May 2006 and held significant interest-generating investments pending the deployment of its capital in investments, and to a lesser extent a $25.2 million increase in interest income earned in our fixed income segment that was attributable to an increase in the amount of AUM.

Interest Expense

        Interest expense was $29.5 million for the year ended December 31, 2006, compared to less than $1 million for the year ended December 31, 2005. The increase was primarily due to an increase in the amount of AUM in our fixed income segment, which utilized additional leverage to enhance returns.

Non-Controlling Interests in Income of Consolidated Entities

        Non-controlling interests in income of consolidated entities were $3.0 billion for the year ended December 31, 2006, an increase of $169.6 million, or 5.9%, from the year ended December 31, 2005. The increase primarily reflects an increase in the total investment income that was allocable to non-controlling interests, which increase was driven by the overall changes in the components of investment income described above.

Income before Taxes

        Due to the factors described above, income before taxes was $1.1 billion for the year ended December 31, 2006, an increase of $168.6 million, or 18.0%, from the year ended December 31, 2005.

Assets Under Management

        KKR's AUM were $43.9 billion as of December 31, 2006, an increase of $20.5 billion, or 87.9%, from December 31, 2005. The increase was due primarily to our formation of the 2006 Fund, which received $16.1 billion of capital commitments from fund investors, KPE, which had $5.0 billion of permanent capital as of December 31, 2006, and the KKR Strategic Capital Funds, which received $0.5 billion of capital commitments from investors. Additionally, the total capital of structured finance vehicles that we manage increased by $1.0 billion. Our AUM were also positively affected during the period by a $3.2 billion net increase in the value of the investments of our traditional private equity funds, which offset $5.3 billion of distributions from those funds comprised of $4.0 billion of realized gain and $1.3 billion of original cost.

Segment Analysis

        The following is a discussion of the results of our two reportable business segments for the years ended December 31, 2005, 2006 and 2007 and the six months ended June 30, 2007 and 2008. You should read this discussion in conjunction with the information included under "—Basis of Financial Presentation—Segment Results" and KKR's combined financial statements and related notes included elsewhere in this prospectus.

Private Equity Segment

        The following tables set forth information regarding the results of operations and certain key operating metrics for our private equity segment for the years ended December 31, 2005, 2006 and 2007 and the six months ended June 30, 2007 and 2008.

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	($ in thousands)			($ in thousands)
Fee income
Management fees	$94,197	$181,371	$231,527	$105,598	$178,685
Advisory fees	101,896	172,950	537,126	39,584	78,013

Total fee income	$196,093	$354,321	$768,653	$145,182	$256,698

Expenses
Employee compensation and benefits	57,905	92,950	187,540	39,740	82,519
Other operating expenses	81,193	121,327	209,700	92,933	101,366

Total expenses	139,098	214,277	397,240	132,673	183,885

Fee related earnings	56,995	140,044	371,413	12,509	72,813
Investment income (loss)	861,976	929,518	403,601	633,338	(84,708)

Income (loss) before non-controlling interests in income of consolidated entities and income taxes	918,971	1,069,562	775,014	645,847	(11,895)
Non-controlling interests in income (loss) of consolidated entities	—	—	—	—	(67)

Economic net income (loss)	$918,971	$1,069,562	$775,014	$645,847	$(11,962)

Assets under management (period end)	$19,696,600	$38,722,700	$42,234,800	$45,078,300	$47,642,000
Private equity dollars invested	$2,913,427	$6,661,698	$14,854,200	$1,786,600	$2,564,200

Six months ended June 30, 2008 Compared to Six months ended June 30, 2007

Fee Income

        Fee income in our private equity segment was $256.7 million for the six months ended June 30, 2008, an increase of $111.5 million, or 76.8%, from the six months ended June 30, 2007. The increase was primarily due to an increase in management fees relating to our traditional private equity funds of $73.0 million resulting primarily from the formation of the European Fund III during the first quarter of 2008 and the Asian Fund during the third quarter of 2007 as well as an increase in fees relating to our permanent capital private equity fund of $4.3 million as a result of an increase in its invested capital on which we are entitled a fee. In addition, monitoring fees increased $35.3 million in our private equity segment reflecting an increase in the number of portfolio companies paying monitoring fees as well as an increase in the average monitoring fee received and fee income relating to our capital markets activities increased $13.2 million as a result of the formation of our capital markets business in late 2007. Offsetting these increases was a $10.0 million decrease in transaction fees earned in our private equity segment resulting from a lower combined completed transaction value during the period. During the first six months of 2008 we completed two transaction fee-generating private equity investments with a total completed transaction value of $3.5 billion, compared to three transaction fee-generating private equity investments with a total transaction value of $6.0 billion during the six months ended June 30, 2007.

Expenses

        Expenses in our private equity segment were $183.9 million for the six months ended June 30, 2008, an increase of $51.2 million, or 38.5%, from the six months ended June 30, 2007. The increase was primarily due to a $42.8 million increase in employee compensation and benefits resulting from additional personnel hired after June 30, 2007 in connection with the continued expansion of our business. Following the Transactions, KKR Holdings will bear the economic costs of any executive bonuses paid to our principals. While we will record non-cash charges associated with this arrangement, the arrangement will not impact our cash available for distribution to unitholders. General and administrative expenses increased $6.3 million primarily as a result of an increase in expenses at our newly formed capital markets business and an increase in professional fees reflecting the overall growth of our existing business. Additionally, occupancy and related charges increased $5.1 million reflecting the opening of new offices in Beijing and Sydney subsequent to June 30, 2007 as well as an increase in existing office space. Offsetting these increases was a decrease of $3.0 million in fund expenses as a result of a decrease in transaction related expenses that were attributable to unconsummated transactions during the period.

Fee Related Earnings

        Fee related earnings were $72.8 million for the six months ended June 30, 2008. As described above, fee income more than offset the increase in expenses resulting in an increase in fee related earnings in our private equity segment of $60.3 million, or 482.4%, from the six months ended June 30, 2007.

Investment Income (Loss)

        Investment losses were $(84.7) million for the six months ended June 30, 2008, a decrease of $718.0 million, or 113.3%, compared to investment income of $633.3 million for the six months ended June 30, 2007. Investment income was comprised of net losses from investment activities of $(104.4) million, dividends of $18.6 million and net interest income of $1.1 million. The following is a summary of the components of net gains from investment activities:

	Six Months Ended
	June 30, 2008	June 30, 2007
	($ in thousands)
Realized Gains	$79,313	$143,072
Realized Losses	(7)	(65)
Unrealized Gains from Changes in Fair Value	436,877	786,838
Unrealized Gains from Sales of Investments and Realization of Losses	7	61
Unrealized Losses from Changes in Fair Value	(544,154)	(212,038)
Unrealized Losses from Sales of Investments and Realization of Gains	(76,439)	(109,915)

Total	$(104,403)	$607,953

        The overall decrease in net gains from investment activities compared to the prior period was primarily attributable to a net decrease in changes in unrealized gains (losses) of $648.7 million resulting primarily from net decreases in the market value of our investment portfolio and to a lesser extent a decline in net realized gains of $63.7 million resulting primarily from a lower level of sales activity during the period. Our allocated share of dividends decreased $6.4 million as a result of fewer dividends as well as a lower average dividend received during 2008. Carried interest represented $(66.7) million of total investment losses for the six months ended June 30, 2008 and $539.6 million of total investment income for the six months ended June 30, 2007.

Economic Net Income (Loss)

        Economic net loss in our private equity segment was $(12.0) million for the six months ended June 30, 2008, a decrease of $657.8 million, or 101.9%, compared to economic net income of $645.8 million for the six months ended June 30, 2007. The investment loss described above was the main contributor to the period over period decrease in economic net income.

Assets Under Management

        AUM in our private equity segment were $47.6 billion as of June 30, 2008, an increase of $2.6 billion, or 5.7%, from June 30, 2007. The increase was due primarily to the formation of the European Fund III, which received $6.9 billion of capital commitments from fund investors during the first half of 2008, an increase in the capital commitments of the 2006 Fund of $1.5 billion (bringing total capital commitments in the 2006 Fund to $17.6 billion), and a $1.5 billion increase associated with the formation of private equity co-investment vehicles and other alternative private equity vehicles. These increases offset $3.8 billion of net unrealized losses resulting from changes in the market values of our portfolio companies in our private equity segment and $3.6 billion of distributions from our traditional private equity funds comprised of $2.1 billion of realized gains and $1.5 billion of original cost.

Private Equity Dollars Invested

        Private equity dollars invested were $2.6 billion for the six months ended June 30, 2008, an increase of $777.6 million, or 43.5%, from the six months ended June 30, 2007. The increase was due primarily to an increased number of private equity transactions during the first half of 2008. As of June 30, 2008, our traditional private equity funds had $16.0 billion of remaining unused capital commitments that could be called for investment in new private equity transactions.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Fee Income

        Fee income in our private equity segment was $768.7 million for the year ended December 31, 2007, an increase of $414.4 million, or 116.9%, from the year ended December 31, 2006. The increase was primarily due to a $335.7 million increase in transaction fees earned in our private equity segment, which was attributable to a significant increase in the total value of private equity transactions completed during the 2007 relative to 2006. During 2007, we completed 13 transaction fee-generating private equity investments with a total combined value of $141.6 billion, compared to 11 transaction-fee generating private equity investments during 2006 with a total transaction value of $104.8 billion. A number of the transactions completed during 2007 entitled us to share a greater proportion of the overall transaction fees compared to the prior year. In addition, management fees relating to our traditional private equity funds increased $28.2 million as a result of the formation of the Asian Fund during 2007 as well as a full year of fees for the 2006 Fund, which was formed during the third quarter of 2006. Management fees relating to KPE increased $21.9 million as a result of its formation during the second quarter of 2006. The remainder of the overall increase in fee income resulted from an increase in monitoring fees reflecting an increase in the number of portfolio companies paying monitoring fees as well as an increase in the average monitoring fee received.

Expenses

        Expenses in our private equity segment were $397.2 million for the year ended December 31, 2007, an increase of $182.9 million, or 85.3%, from the year ended December 31, 2006. The increase was primarily due to a $94.6 million increase in employee compensation and benefits resulting from additional personnel hired in connection with the continued expansion of our business as well as higher incentive compensation reflecting our improved financial performance during 2007. Following the Transactions, KKR Holdings will bear the economic costs of any executive bonuses paid to our principals. While we will record non-cash charges associated with this arrangement, the arrangement will not impact our available cash for distribution to unitholders. In addition, general, administrative and other expenses increased $41.2 million resulting from the growth of our business, and included increases in professional fees, travel and entertainment expenses and to a lesser extent the opening of our Tokyo office. Fund expenses increased $41.7 million as a result of a $20.8 million increase in expenses incurred in connection with the organization of newly formed funds and the placement of limited partner interests in such funds as well as an increase in transaction related expenses of $12.6 million that were attributable to unconsummated transactions during the period. Total transaction related expenses attributable to unconsummated transactions amounted to $40.7 million and $28.1 million for the years ended December 31, 2007 and 2006, respectively.

Fee Related Earnings

        Fee related earnings in our private equity segment were $371.4 million for the year ended December 31, 2007, an increase of $231.4 million, or 165.3%, from the year ended December 31, 2006. The significant increase in fee income, as described above, was the main contributor to the year over year increase in fee related earnings.

Investment Income

        Investment income was $403.6 million for the year ended December 31, 2007, a decrease of $525.9 million, or 56.6%, from the year ended December 31, 2006. Investment income in the December 31, 2007 period was comprised of net gains from investment activities of $226.5 million, dividends of $162.6 million and net interest income of approximately $14.5 million. The following is a summary of the components of net gains from investment activities:

	Year Ended
	December 31, 2007	December 31, 2006
	($ in thousands)
Realized Gains	$413,248	$764,001
Realized Losses	(61,286)	(20,119)
Unrealized Gains from Changes in Fair Value	1,025,713	812,535
Unrealized Gains from Sales of Investments and Realization of Losses	54,051	30,781
Unrealized Losses from Changes in Fair Value	(852,826)	(185,592)
Unrealized Losses from Sales of Investments and Realization of Gains	(352,352)	(616,317)

Total	$226,548	$785,289

        The overall decrease in net gains from investment activities from the prior period was primarily attributable to a decline in net realized gains of $391.9 million resulting primarily from a lower level of sales activity during the year as well as a net decrease in changes in unrealized gains (losses) of $166.8 million resulting from smaller net increases in the fair value of our investment portfolio. Our allocated share of dividends increased $13.2 million as a result of higher average dividends received during 2007. Net interest income increased $19.7 million as a result of higher average cash balances at our management company during 2007 as well as a lower level of borrowing by the general partners of our traditional private equity funds. Carried interest represented $306 million and $719 million of total investment income for the year ended December 31, 2007 and 2006, respectively.

Economic Net Income

        Economic net income in our private equity segment was $775.0 million for the year ended December 31, 2007, a decrease of $294.6 million, or 27.5%, from the year ended December 31, 2006. The decrease in investment income, as described above, was the main contributor to the year over year decrease in economic net income.

Assets Under Management

        AUM in our private equity segment were $42.2 billion as of December 31, 2007, an increase of $3.5 billion, or 9.0%, from December 31, 2006. The increase was due primarily to the formation of the Asian Fund, which received $4.0 billion of capital commitments from fund investors during 2007, an increase in the capital commitments to the 2006 Fund of $1.5 billion during 2007 (bringing total capital commitments in the 2006 Fund to $17.6 billion as of December 31, 2007), a $1.4 billion increase associated with the formation of carry-yielding co-investment vehicles and our principal protected private equity product and $0.9 billion of net unrealized gains resulting from changes in the market values of our portfolio companies in our private equity segment. These increases offset $4.3 billion of distributions from our traditional private equity funds comprised of $2.6 billion of realized gains and $1.7 billion of original cost.

Private Equity Dollars Invested

        Private equity dollars invested were $14.9 billion for the year ended December 31, 2007, an increase of $8.2 billion or 122.4%, from the year ended December 31, 2006. The increase reflected an increase in the number of the companies that we acquired, as well as an increase in the average transaction size. As of December 31, 2007, our traditional private equity funds had $11.5 billion of remaining unused capital commitments that could be called for investment in new private equity transactions.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Fee Income

        Fee income in our private equity segment was $354.3 million for the year ended December 31, 2006, an increase of $158.2 million, or 80.7%, from the year ended December 31, 2005. The increase was partially due to a $60.0 million increase in transaction fees, which resulted from an increase in total completed transaction value. During 2006, we completed 11 transaction fee-generating private equity investments with a total combined value of $104.8 billion, compared to 11 transaction fee-generating private equity investments during 2005 with a total transaction value of $31.6 billion. Our segment fee income was also positively affected by a $89.7 million increase in the management fees earned from our private equity funds, which was due to an increase in the amount of AUM resulting from the formation of the 2006 Fund during the year and the fact that we received a full year of management fees from the European Fund II, which closed during the fourth quarter of 2005.

Expenses

        Expenses in our private equity segment were $214.3 million for the year ended December 31, 2006, an increase of $75.2 million, or 54.0%, from the year ended December 31, 2005. The increase was primarily due to an increase of $47.6 million in employee compensation and benefits, which was attributable to additional personnel hired in connection with the continued expansion of our business and an increase in the amount of incentive compensation paid to existing personnel reflecting our favorable financial performance. Following the Transactions, KKR Holdings will bear the economic costs of any executive bonuses paid to our principals. While we will record non-cash charges associated with this arrangement, the arrangement will not impact our available cash for distribution to unitholders. Other expense categories collectively increased by $27.6 million as a result of the growth of our business, including the opening of our Tokyo office and a full year of operations for our Hong Kong office, as well as an increase in transaction related expenses resulting from unconsummated transactions during the period.

Fee Related Earnings

        Due to the factors described above, fee related earnings in our private equity segment were $140.0 million for the year ended December 31, 2006, an increase of $83.0 million, or 145.7%, from the year ended December 31, 2005.

Investment Income

        Investment income in our private equity segment was $929.5 million for the year ended December 31, 2006, an increase of $67.5 million, or 7.8%, from the year ended December 31, 2005. Investment income in the December 31, 2006 period was comprised of net gains from investment activities of $785.3 million and dividends and interest of $144.2 million. The following is a summary of the components of net gains from investment activities:

	Year Ended
	December 31, 2006	December 31, 2005
	($ in thousands)
Realized Gains	$764,001	$394,569
Realized Losses	(20,119)	(11,375)
Unrealized Gains from Changes in Fair Value	812,535	875,135
Unrealized Gains from Sales of Investments and Realization of Losses	30,781	11,375
Unrealized Losses from Changes in Fair Value	(185,592)	(329,946)
Unrealized Losses from Sales of Investments and Realization of Gains	(616,317)	(248,059)

Total	$785,289	$691,699

        The overall increase in net gains from investment activities from the prior period was primarily attributable to a net decrease in changes in unrealized gains (losses) of $267.1 million resulting primarily from larger reversals of unrealized gains in connection with sales of investments offset by higher net realized gains of $360.7 million resulting from higher average realizations. Carried interest represented $719.3 million and $701.2 million of total investment income for the years ended December 31, 2006 and 2005, respectively.

Economic Net Income

        Due to the factors described above, economic net income in our private equity segment was $1.1 billion for the year ended December 31, 2006, an increase of $150.6 million, or 16.4%, from the year ended December 31, 2005.

Assets Under Management

        AUM in our private equity segment were $38.7 billion as of December 31, 2006, an increase of $19.0 billion, or 96.6%, from December 31, 2005. The increase was due primarily to our formation of the 2006 Fund, which had received $16.1 billion of capital commitments from fund investors as of December 31, 2006, and KPE, which provided us with an additional $5.0 billion of permanent capital as of December 31, 2006, and a $3.2 billion net increase in the value of the investments of our traditional private equity funds, which offset $5.3 billion of distributions of realized gain from those funds.

Private Equity Dollars Invested

        Private equity dollars invested were $6.7 billion for the year ended December 31, 2006, an increase of $3.7 billion, or 128.7%, from the year ended December 31, 2005. The increase reflected an increase in the average enterprise value of the companies that we acquired. As of December 31, 2006, our traditional private equity funds had $17.6 billion of remaining unused capital commitments that could be called for investment in new private equity transactions, compared to $7.3 billion of unused capital commitments as of December 31, 2005.

Fixed Income Segment

        The following tables set forth information regarding the results of operations and certain key operating metrics for our fixed income segment for the years ended December 31, 2005, 2006 and 2007 and the six months ended June 30, 2007 and 2008.

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	($ in thousands)			($ in thousands)
Fee income
Management fees	$39,450	$55,994	$68,194	$38,941	$33,250
Advisory fees	5,034	9,119	11,421	5,282	7,608
Incentive fees	—	15,613	23,335	12,620	—

Total fee income	$44,484	$80,726	$102,950	$56,843	$40,858

Expenses
Employee compensation and benefits	12,252	18,662	24,507	10,621	9,185
Other operating expenses	5,629	12,193	16,349	7,803	10,339

Total expenses	17,881	30,855	40,856	18,424	19,524

Fee related earnings	26,603	49,871	62,094	38,419	21,334
Investment income (loss)	3,268	10,103	984	2,614	(61)

Income before non-controlling interests in income of consolidated entities and income taxes	29,871	59,974	63,078	41,033	21,273
Non-controlling interests in income of consolidated entities(1)	(13,324)	(25,428)	(23,264)	(15,678)	(6,421)

Economic net income	$16,547	$34,546	$39,814	$25,355	$14,852

Assets under management (period end)	$3,654,100	$5,150,700	$10,980,900	$9,365,000	$13,143,100

(1)
Non-controlling interests represents the minority interests that other members held in the management company for our credit strategy funds prior to May 30, 2008. On May 30, 2008, we entered into an agreement to purchase the remaining outstanding interests in KFI, which had previously been included within non-controlling interests in the accompanying combined financial statements. The KFI Transaction was completed upon the execution of such agreement. As a result of the KFI Transaction, we own all of the equity interests in the parent of the management companies for our fixed income funds and are entitled to all of the net income and cash flows generated by the management companies.

Six months ended June 30, 2008 Compared to Six months ended June 30, 2007

Fee Income

        Fee income in our fixed income segment was $40.9 million for the six months ended June 30, 2008, a decrease of $16.0 million, or 28.1%, from the six months ended June 30, 2007. This decrease was primarily due to the absence of an incentive fee from KFN in the first half of 2008 due to KFN's less favorable financial performance, compared to an incentive fee of $12.6 million in the first half of 2007. The remainder of the decrease is due primarily to a decrease in the amount of share-based management fees earned which was driven by declines in KFN's share price.

Expenses

        Expenses in our fixed income segment were $19.5 million for the six months ended June 30, 2008, an increase of $1.1 million, or 6.0%, from the six months ended June 30, 2007. This increase was driven by an increase in general and administrative expenses of $2.1 million resulting from overall growth in the fixed income segment. Offsetting this increase was a decrease in employee compensation and benefits expense of $1.4 million as a result of lower incentive compensation driven by less favorable performance when compared to the prior period. Following the Transactions, KKR Holdings will bear the economic costs of any executive bonuses paid to our principals. While we will record non-cash charges associated with this arrangement, the arrangement will not impact our cash available for distribution to unitholders.

Fee Related Earnings

        Fee related earnings in our fixed income segment were $21.3 million for the six months ended June 30, 2008, a decrease of $17.1 million, or 44.5%, from the six months ended June 30, 2007. The decrease in fee income, as described above, was the main contributor to the period over period decrease in fee related earnings.

Investment Income (Losses)

        Investment losses were $0.1 million for the six months ended June 30, 2008, a decrease of $2.7 million, or 103.8%, compared to investment income of $2.6 million for the six months ended June 30, 2007. The majority of the KFN options and shares held by our credit segment were distributed during the third quarter of 2007 and, as a result, dividend income from KFN shares decreased by $1.7 million. The remainder of the overall decrease was due to depreciation in the fair value of vested KFN options we received for management services to that fund.

Non-Controlling Interests in Income of Consolidated Entities

        Non-controlling interests in income of consolidated entities were $6.4 million for the six months ended June 30, 2008, a decrease of $9.3 million, or 59.2%, from the six months ended June 30, 2007. The decrease reflects a lower level of fee related earnings in the current period as well as the purchase of the non-controlling interests in KFI on May 30, 2008.

Economic Net Income

        Due to the factors described above, economic net income in our fixed income segment was $14.9 million for the six months ended June 30, 2008, a decrease of $10.5 million, or 41.3%, from the six months ended June 30, 2007. The decrease in fee income, as described above, was the main contributor to the period over period decrease in economic net income.

Assets Under Management

        AUM in our fixed income segment were $13.1 billion as of the six months ended June 30, 2008, an increase of $3.8 billion, or 40.8%, from the six months ended June 30, 2007. The increase was primarily due to $3.5 billion of additional capital raised by structured finance vehicles, and additional capital contributions of $0.3 billion of fee-paying capital received at KFN.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Fee Income

        Fee income in our fixed income segment was $103.0 million for the year ended December 31, 2007, an increase of $22.2 million, or 27.6%, from the year ended December 31, 2006. This increase was primarily due to the formation of the KKR Strategic Capital Funds during the fourth quarter of 2006, which resulted in incremental management fees of $21.0 million. Additionally, incentive fees from KFN increased by $9.7 million due to KFN's improved performance for the majority of the quarters in 2007 compared to the corresponding quarters in 2006. Offsetting these increases was a decrease in management fees received from KFN of $8.5 million resulting from a reduction the amount of share-based management fees earned, which was driven by declines in KFN's share price.

Expenses

        Expenses in our fixed income segment were $40.9 million for the year ended December 31, 2007, an increase of $10.0 million, or 32.4%, from the year ended December 31, 2006. The increase was primarily due to an increase in employee compensation and benefits of $5.8 million, which was attributable to an increase in the amount of incentive compensation paid to existing personnel corresponding to increased incentive fees earned, and, to a lesser extent, the hiring of additional personnel to support the growth of our fixed income segment since December 31, 2006. Following the Transactions, KKR Holdings will bear the economic costs of any executive bonuses paid to our principals. While we will record non-cash charges associated with this arrangement, the arrangement will not impact our available cash for distribution to unitholders. Additionally, general, administrative, and other expenses increased $4.2 million primarily from the formation of the KKR Strategic Capital Funds during the fourth quarter of 2006.

Fee Related Earnings

        Fee related earnings in our fixed income segment were $62.1 million for the year ended December 31, 2007, an increase of $12.2 million, or 24.4%, from the year ended December 31, 2006. The significant increase in fee income, as described above, was the main contributor to the year over year increase in fee related earnings.

Investment Income

        Investment income was $1.0 million for the year ended December 31, 2007, a decrease of $9.1 million, or 90.1%, from the year ended December 31, 2006. The decrease was due primarily to depreciation in the fair value of vested KFN options and shares of $6.9 million that we received for management services to that fund. In addition, the majority of the KFN options and shares held by our fixed income segment were distributed during the second quarter of 2007 and, as a result, dividends income from KFN shares decreased by $2.2 million.

Non-Controlling Interests in Income of Consolidated Entities

        Non-controlling interests in income of consolidated entities were $23.3 million for the year ended December 31, 2007, a decrease of $2.2 million, or 8.6%, from the year ended December 31, 2006. While income increased overall from the prior period, the holders of the non-controlling interests were entitled to a lower allocable sharing of earnings from the fixed income segment.

Economic Net Income

        Due to the factors described above, economic net income in our fixed income segment was $39.8 million for the year ended December 31, 2007, an increase of $5.3 million, or 15.4%, from the year ended December 31, 2006.

Assets Under Management

        AUM in our fixed income segment were $11.0 billion as of December 31, 2007, an increase of $5.8 billion, or 111.5%, from December 31, 2006. The increase was primarily due to $5.0 billion of additional capital raised by structured finance vehicles and additional capital contributions of $0.8 billion received in the KKR Strategic Capital Funds.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Fee Income

        Fee income in our fixed income segment was $80.7 million for the year ended December 31, 2006, an increase of $36.2 million, or 81.5%, from the year ended December 31, 2005. The increase was primarily due to a $10.6 million increase in incentive and management fees resulting from the formation of the KKR Strategic Capital Funds during the year ended December 31, 2006 and increased incentive and management fees earned from KFN of $25.6 million as a result of its favorable performance during the year.

Expenses

        Expenses in our fixed income segment were $30.9 million for the year ended December 31, 2006, an increase of $13.0 million, or 72.6%, from the year ended December 31, 2005. The increase was primarily due to an increase in employee compensation and benefits of $6.4 million, which was attributable to an increase in the amount of incentive compensation paid to existing personnel reflecting our favorable financial performance, and the hiring of eleven additional personnel to support the growth of our fixed income segment.

Fee Related Earnings

        Due to the factors described above, fee related earnings in our fixed income segment were $49.9 million for the year ended December 31, 2006, an increase of $23.3 million, or 87.5%, from the year ended December 31, 2005.

Investment Income

        Investment income in our fixed income segment was $10.1 million for the year ended December 31, 2006, an increase of $6.8 million from the year ended December 31, 2005. The increase was due primarily to the appreciation in the fair value of vested KFN shares we receive as compensation for management services to that fund.

Economic Net Income

        Due to the factors described above, economic net income in our fixed income segment was $34.5 million for the year ended December 31, 2006, an increase of $18.0 million, or 108.8%, from the year ended December 31, 2005.

Assets Under Management

        AUM in our fixed income segment were $5.1 billion as of December 31, 2006, an increase of $1.5 billion, or 42.2%, from December 31, 2005. The increase was due primarily to $1.0 billion of additional capital raised by structured finance vehicles and our formation of the KKR Strategic Capital Funds, which raised an additional $0.4 billion of capital.

Liquidity and Capital Resources

Historical Liquidity and Capital Resources

        We require capital to fund investments, grow our business and support our working capital requirements. Historically, we have funded investments using the capital resources of our existing owners, capital committed by our fund investors and indebtedness incurred by our funds and our portfolio companies. We generally have used the capital resources of our existing owners, accumulated net income from our business activities or short-term borrowings to fund our working capital requirements and to support our new business and growth initiatives.

        We have managed our historical liquidity and capital requirements by focusing on our cash flows before the consolidation of our funds and the effect of normal changes in assets and liabilities, which we anticipate will be settled for cash within one year. Our primary cash flow activities on a deconsolidated basis involve: (i) generating cash flow from operations; (ii) funding capital commitments that we make to our funds as general partners (which amounts are eliminated when we consolidate funds); (iii) generating income from investment activities; (iv) funding our growth initiatives; and (v) distributing cash flow to our owners. Normal movements in our short-term assets and liabilities do not affect our distribution decisions given our current and historically available borrowing capability.

        KKR's combined statements of cash flows, however, include the cash flows of our consolidated funds despite the fact that we have only a minority economic interest in those funds. The assets of our consolidated funds, on a gross basis, are substantially larger than the assets of our business and, accordingly, have a substantial effect on the cash flows reflected in KKR's combined statements of cash flows. The assets of our consolidated funds have grown significantly during the periods reflected in KKR's combined financial statements due to an increase in the number and size of the funds that we have raised, the amount of capital that we have invested and the appreciation in the value of our funds' investments.

        The growth in the assets of our consolidated funds has significantly increased their cash flows and, in turn, has been the primary cause of the increase in the gross cash flows that are reflected in KKR's combined statements of cash flows. In particular, the primary cash flow activities of our consolidated funds involve: (i) raising capital from fund investors; (ii) using the capital of fund investors to make investments; (iii) financing certain investments with indebtedness; (iv) generating cash flows through the realization of investments; and (v) distributing cash flows from the realization of investments to fund investors. Because our consolidated funds are treated as investment companies for accounting purposes, these cash flow amounts are included in our cash flows from operations.

Six months ended June 30, 2008 and 2007

Net Cash Flow Provided by (Used in) Operating Activities

        Our net cash flow used in operating activities was $(1.4) billion and $(1.3) billion during the six months ended June 30, 2008 and 2007, respectively. These amounts primarily included: (i) purchases of investments by our consolidated funds, net of proceeds from sales of investments, of $(1.1) billion and $(2.5) billion during the six months ended June 30, 2008 and 2007, respectively; (ii) net realized gains on investments of the consolidated funds of $0.3 billion and $0.6 billion during the six months ended June 30, 2008 and 2007, respectively; (iii) change in unrealized gains (losses) on investments allocable to us and non-controlling interests of $(1.5) billion and $2.6 billion during the six months ended June 30, 2008 and 2007, respectively; (iv) non-controlling interests in income (loss) of consolidated entities of $(1.2) billion and $2.7 billion during the six months ended June 30, 2008 and 2007, respectively; and (v) change in cash and cash equivalents held at consolidated entities of $(0.4) billion and $0.9 billion during the six months ended June 30, 2008 and 2007, respectively. These amounts are reflected as operating activities in accordance with investment company accounting.

Net Cash Flow Used in Investing Activities

        Our net cash flow used in investing activities was $84.9 million and $136.7 million during the six months ended June 30, 2008 and 2007, respectively. Our investing activities primarily consisted of changes in restricted cash and cash equivalents of $32.9 million and $127.6 million for the six months ended June 30, 2008 and 2007, respectively.

Net Cash Flow Provided by (Used in) Financing Activities

        Our net cash flow provided by financing activities was $1.3 billion and $1.4 billion during the six months ended June 30, 2008 and 2007, respectively. Our financing activities primarily included: (i) contributions made by, net of distributions made to, the investors in our consolidated funds, reflected in KKR's combined financial statements as non-controlling interests in consolidated entities, of $2.2 billion and $0.6 billion during the six months ended June 30, 2008 and 2007, respectively; (ii) net proceeds (repayments) from debt obligations of our consolidated funds of $0.7 billion and $(1.1) billion for the six months ended June 30, 2008 and 2007, respectively; and (iii) distributions to, net of contributions by, our equity holders of $(0.1) billion and $(0.2) billion during the six months ended June 30, 2008 and 2007, respectively.

Years Ended December 31, 2007, 2006 and 2005

Net Cash Flow Provided by (Used in) Operating Activities

        Our net cash flow used in operating activities was $(8.5) billion, $(5.5) billion and $(0.1) billion during the years ended December 31, 2007, 2006, and 2005, respectively. These amounts primarily included: (i) purchases of investments by our consolidated funds, net of proceeds from sales of investments, of $(11.8) billion, $(4.4) billion and $(0.8) billion during the years ended December 31, 2007, 2006, and 2005, respectively; (ii) net realized gains on investments of the consolidated funds of $1.6 billion, $3.2 billion and $1.6 billion during the years ended December 31, 2007, 2006 and 2005, respectively; (iii) change in unrealized gains (losses) on investments allocable to KKR Group and non-controlling interests of $(0.4) billion, $(0.1) billion and $1.4 billion for the years ended December 31, 2007, 2006 and 2005, respectively; and (iv) non-controlling interests in income of consolidated entities of $1.6 billion, $3.0 billion and $2.9 billion during the years ended December 31, 2007, 2006 and 2005, respectively. These amounts are reflected as operating activities in accordance with investment company accounting.

Net Cash Flow Used in Investing Activities

        Our net cash flow used in investing activities was $112.5 million, $130.1 million and $5.0 million during the years ended December 31, 2007, 2006, and 2005, respectively. Our investing activities included the purchases of furniture, fixtures, equipment and leasehold improvements, as well as a reduction in restricted cash and cash equivalents of $95.4 million, $108.3 million and $0 for the years ended December 31, 2007, 2006 and 2005, respectively.

Net Cash Flow Provided by (Used in) Financing Activities

        Our net cash flow provided by financing activities was $8.8 billion, $5.7 billion, and $0.1 billion during the years ended December 31, 2007, 2006, and 2005, respectively. Our financing activities primarily included: (i) contributions made by, net of distributions made to, the investors in our consolidated funds, reflected in KKR'scombined financial statements as non-controlling interests in consolidated entities, of $7.1 billion, $5.8 billion and $0.3 billion during the years ended December 31, 2007, 2006, and 2005, respectively; (ii) meeting net capital requirements of our consolidated funds of $2.6 billion, $0.7 billion, and $0.2 billion for the years ended December 31, 2007, 2006 and 2005, respectively; and (iii) distributions to, net of contributions by, our equity holders of $(0.9) billion, $(0.8) billion and $(0.4) billion during the years ended December 31, 2007, 2006 and 2005, respectively.

Future Sources of Cash and Liquidity Needs

Liquidity Needs

        We expect that our primary liquidity needs will consist of cash required to: (i) continue to grow and to make investments in our business, including funding capital commitments made to our existing and future funds and any net capital requirements of our capital markets companies, (ii) fund our cash operating expenses, including any compensation expense that is not borne by KKR Holdings, (iii) fund distributions to our unitholders and holders of Group Partnership units in accordance with our distribution policy; and (iv) pay amounts that may become due under our tax receivable agreement with KKR Holdings. See "Distribution Policy." We believe that the sources of liquidity described below will be sufficient to fund our working capital requirements for the next 12 months.

        As described under "Business," the agreements governing our traditional private equity funds generally require the general partners of the funds to make minimum capital commitments to the funds, which usually range from 2% to 4% of a fund's total capital commitments at final closing. The following table presents our unfunded general partner capital commitments to our private equity funds as of June 30, 2008:

Private Equity Funds	Original Commitment	Unfunded Commitment
	($ in thousands)
Millennium Fund	$150,000	$3,253
European Fund II	121,271	1,224
2006 Fund	375,000	109,564
Asian Fund	100,000	85,899
European Fund III	293,600	284,980

Total	$1,039,871	$484,920

        In connection with the KPE Transaction, we will acquire the Acquired KPE Partnership, which has directly or indirectly made additional capital commitments to certain of our consolidated funds. As of June 30, 2008, approximately $991 million of these capital commitments remained unfunded.

        Historically we have funded capital commitments with cash from operations that otherwise would be distributed to our principals and by our principals. Following the completion of the Transactions, we expect to fund any capital contributions that the general partners are required to make to a fund with future operating cash flows and other sources of liquidity available to us.

        The agreements governing our traditional private equity funds include clawback provisions that require the general partner of a fund to repay any excess amounts previously received in respect of its carried interest if, upon liquidation of the fund, the general partner has received carried interest distributions in excess of the amount to which it is entitled under the governing documents of the relevant fund.

        In connection with the Transactions, we will enter into an exchange agreement with KKR Holdings pursuant to which KKR Holdings or transferees of its Group Partnership units may up to four times each year (subject to the terms of the exchange agreement) exchange Group Partnership units (together with corresponding special voting units) for our common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. We will also enter into a tax receivable agreement with KKR Holdings or certain transferees of its Group Partnership units pursuant to which our intermediate holding company will be required to pay 85% of the amount of cash savings, if any, in U.S. federal, state and local income taxes that it realizes as a result of increases in the tax basis of certain of the assets of our intermediate holding company arising from any exchanges of Group Partnership units for our common units. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, neither KKR Holdings nor its transferees will reimburse us for any payments previously made under the tax receivable agreement if such tax basis increase, or the benefits of such increases, were successfully challenged by the IRS. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." This payment obligation will be an obligation of our intermediate holding company and not of either Group Partnership.

        While the actual increase in tax basis and amount and timing of any payments under our tax receivable agreement will vary depending upon a number of factors, including the timing of exchanges, the price of our common units at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of our taxable income, we expect that as a result of the size of the increases in the tax basis of the tangible and intangible assets of the Group Partnerships, the payments that we may be required to make could be substantial. We do not currently anticipate that these payments will impact our liquidity needs, as they generally will be made only to the extent that our intermediate holding company actually realizes cash savings as a result of exchanges of Group Partnership units by our principals. However, our intermediate holding company's obligations under the tax receivable agreement would be effectively accelerated upon the occurrence of an early termination of the tax receivable agreement by our intermediate holding company or certain mergers, asset sales and other forms of business combinations or other changes of control. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity. In the event that other of our current or future subsidiaries become taxable as corporations and acquire Group Partnership units in the future, or if we become taxable as a corporation, for U.S. federal income tax purposes, each will become subject to a tax receivable agreement with substantially similar terms.

        In connection with the KPE Transaction, we will issue CVIs that will entitle KPE unitholders to receive a variable amount of newly issued common units (or the cash equivalent thereof) on the third anniversary of the issue date in the event that the trading price of our common units over an averaging period plus the cumulative distributions paid on our common units from the issue date is less than $22.25 per common unit. If the cash settlement option is selected, KKR Holdings will contribute cash to the Group Partnership (for further distribution to us) in an amount sufficient to settle the amounts due to CVI holders.

        We intend to make quarterly cash distributions to our unitholders in amounts that in the aggregate are expected to constitute substantially all of the cash earnings of our asset management business each year in excess of amounts determined by our Managing Partner to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business and our funds, to comply with applicable law and any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the ensuing four quarters. Our distribution policy reflects our belief that distributing substantially all of the cash earnings of our asset management business will provide transparency for our unitholders and impose on us an investment discipline with respect to the businesses and strategies that we pursue. A number of factors such as the general economic and business climate, our financial condition and operating results, the execution of our current and/or future business strategies, future legal, tax and regulatory requirements and restrictions, future working capital requirements and other such factors may impact our ability to make cash distributions to our common unitholders. Because we will not know what the cash earnings of our asset management business will be for any year until the end of such year, we expect that our first three quarterly distributions in respect of any given year will generally be smaller than the final quarterly distribution in respect of such year.

Sources of Cash

        Following the Transactions, our principal source of cash will consist of cash balances contributed to the Group Partnerships as part of the KPE Transaction. We will also receive cash from time to time from: (i) our operating activities, including the management, advisory and incentive fees earned from all of our funds, managed accounts, portfolio companies, capital markets transactions and other investment products; (ii) realizations on carried interest, capital invested by or on behalf of our general partners and principal segment assets; (iii) realized returns that are generated on investments that are made with capital invested by or on behalf of the general partners of our funds; (iv) returns on assets acquired by KPE; and (v) borrowings under the credit facilities described below. We may also issue additional common units and other securities to investors with the objective of increasing our available capital.

        We have access to funding under various credit facilities that we have entered into in connection with major financial institutions. Following the completion of the Transactions, we will also have borrowing availability under a credit facility that KPE has entered into with a syndicate of lenders. The following is a summary of the principal terms of these facilities:

  •
  In February 2008, the management company for our private equity funds entered into a credit agreement with a major financial institution providing for revolving borrowings of up to $1 billion with a $50 million sublimit for swingline notes and a $25 million sublimit for letters of credit. This facility has a term of five years. As of June 30, 2008, $25 million was outstanding under this facility and the interest rate on such borrowings was approximately 5% for the six months ended June 30, 2008.

  •
  In February 2008, the management company for our private equity funds renewed its $25 million line of credit with a major financial institution. The facility has a term of one year and is available for general corporate purposes.

  •
  In February 2008, the holding company for our capital markets business entered into a credit agreement with a major financial institution. The credit agreement provides for revolving borrowings of up to $700 million with a $500 million sublimit for letters of credit. This facility has a term of five years. There were no amounts outstanding under this facility as of June 30, 2008.

  •
  In June 2007, the Acquired KPE Partnership entered into a credit agreement with a syndicate of lenders. The credit agreement provides for up to $1.0 billion of senior secured credit, subject to availability under a borrowing base determined by the value of certain investments pledged as collateral security for obligations under the agreement. The facility has a term of five years. As of June 30, 2008, the Acquired KPE Partnership had $598.1 million of borrowings outstanding under the facility. Such borrowings bore interest at rates ranging from 4.07% to 6.88%.

        These financing arrangements may from time to time be used in the future to fund working capital requirements, to fund investments in our business, for general corporate purposes and other permitted purposes. In addition, certain of our consolidated funds, including the Acquired KPE Partnership, have entered into financing arrangements in connection with specific investments with the objective of enhancing returns. Such financing arrangements include $1,146.4 million of financing provided through total return swaps and $178.1 million of financing provided through a term loan and revolving credit facility.

Contractual Obligations, Commitments and Contingencies

        In the ordinary course of our business, we and our consolidated funds enter into contractual arrangements that may require future cash payments. The following table sets forth information relating to the anticipated future cash payments that were associated with those contractual obligations as of June 30, 2008.

	Payments due by Period
Type of Contractual Obligations	<1 Year	1 to 3 Years	3 to 5 Years	>5 Years	Total
	($ in millions)
Before Consolidation of Funds:
Capital commitments to traditional private equity funds(1)	$484.9	$—	$—	$—	$484.9
Debt payment obligations	25.0	—	—	—	25.0
Lease obligations	22.1	68.2	19.2	112.9	222.4

Total	$532.0	$68.2	$19.2	$112.9	$732.3
After Consolidation of Funds:
Equity commitments(2)	$461.0	$—	$—	$—	$461.0
Lease obligations	22.1	68.2	19.2	112.9	222.4
Debt payment obligations(3)	25.0	—	1,922.5	—	1,947.5

Total(4)	$508.1	$68.2	$1,941.7	$112.9	$2,630.9

(1)
These capital commitments represent commitments by the general partners of our traditional private equity funds to contribute capital to fund a portion of the purchase price paid for each portfolio company investment made by the fund. Following the completion of the KPE Transaction, such amounts will also reflect capital commitments that have directly or indirectly been made by the Acquired KPE Partnership to certain of our consolidated funds. As of June 30, 2008, approximately $991 million of these capital commitments remained unfunded. Because capital contributions are due on demand, the above commitments have been presented as falling due within one year. However, given the size of such commitments and the rates at which our funds make investments, we expect that the capital commitments presented above will be called over a period of several years, if not longer. See "—Liquidity and Capital Resources—Future Sources of Cash and Liquidity Needs—Liquidity Needs."

(2)
These equity commitments represent contractual commitments entered into by our private equity funds to fund a portion of the purchase price of unconsummated portfolio company investments. Our funds pay amounts due with respect to these commitments using capital contributed by fund investors and capital provided by us and, in the case of our larger transactions, with amounts funded by third-party co-investors or financial intermediaries to whom a portion of the equity commitment is syndicated. Whether and when the transactions regarding which we have entered into commitments will be consummated depends on a number of factors, some or all of which may be outside of our control, and we cannot assure you that any of these commitments will be funded. As a result, the equity commitments presented above do not necessarily reflect our fund's actual future cash outflows.

(3)
Debt payment obligations include interest to be paid over the maturity of the related debt obligation, which has been calculated assuming no prepayments are made and the debt is held until its final maturity date. Future interest rates have been calculated using rates in effect as of June 30, 2008, including both variable and fixed rates provided for by the relevant debt agreements. The amounts presented above include outstanding indebtedness of the Acquired KPE Partnership, which will become our indebtedness upon completion of the KPE Transaction. As of June 30, 2008, the Acquired KPE Partnership had $598.1 million of borrowings outstanding under the facility. Such borrowings bore interest at rates ranging from 4.07% to 6.88%.

(4)
Our contractual obligations table does not give effect to the potential obligations described in the paragraphs below.

        In the normal course of business, we also enter into contractual arrangements that contain a variety of representations and warranties and that include general indemnification obligations. The purchase and sale agreement that we have entered into with KPE includes additional representations and warranties as well as certain indemnification obligations as described under "KPE Transaction." Our maximum exposure under the foregoing arrangements is unknown due to the fact that the exposure would relate to claims that may be made against us in the future. Accordingly, no amounts have been included in KKR's combined financial statements as of June 30, 2008 relating to indemnification obligations.

        As of June 30, 2008, the amount of carried interest we have received, excluding carried interest received by general partners of the 1996 Fund, that is subject to this contingent repayment obligation was $776.6 million, assuming that all applicable private equity funds were liquidated at no value. Had the investments in such funds been liquidated at their June 30, 2008 fair values, the contingent repayment obligation would have been $61.5 million. If, as a result of poor performance of later investments in the life of one of our traditional private equity funds, the fund does not achieve overall profitability, the general partners of those funds could potentially be required to make a payment under such a clawback obligation.

        At the time of formation of each of our traditional private equity funds, our senior principals, personally guaranteed, on a several basis and subject to a cap, the clawback obligation of the general partner of the relevant private equity fund. In connection with the Transactions, with respect to each fund general partner in which we hold an interest, we will enter into an agreement with each of our personnel who has entered into such a guarantee pursuant to which we will indemnify such person for any liabilities incurred with respect to the guarantee. No indemnification will be provided with respect to clawback obligations of fund general partners in which we do not hold an interest, including the general partners of the 1996 Fund. See "Certain Relationships and Related Party Transactions—Guarantee of Contingent Obligations to Fund Partners; Indemnification."

Off Balance Sheet Arrangements

        Other than contractual commitments and other legal contingencies incurred in the normal course of our business, we do not have any off-balance sheet financings or liabilities.

Critical Accounting Policies

        The preparation of our financial statements in accordance with GAAP requires our management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenues, income and expense. Our management bases these estimates and judgments on available information, historical experience and other assumptions that we believe are reasonable under the circumstances. These estimates, judgments and assumptions, however, are often subjective and may be impacted negatively based on changing circumstances or changes in our analyses. If actual amounts are ultimately different from those estimated, judged or assumed, revisions are included in KKR's combined financial statements for the period in which the actual amounts become known. We believe the following critical accounting policies could potentially produce materially different results if we were to change underlying estimates, judgments or assumptions. Please see the notes to KKR's combined financial statements included elsewhere in this prospectus for further detail regarding our critical accounting policies.

Principles of Consolidation

        Our policy is to consolidate those entities in which we, through our senior principals, have control, as well as those entities in which we are the primary beneficiary of a variable interest entity, or a VIE. VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents, will absorb a majority of the VIE's expected losses or receive a majority of the expected residual returns as a result of holding variable interests. We refer to all entities that are included in the accompanying combined financial statements are referred to as consolidated entities.

        The majority of the consolidated entities are under the common control of our senior principals and are comprised of: (i) those entities in which we, directly or through our senior principals, have majority ownership and control over significant operating, financial and investing decisions; and (ii) our consolidated funds, which are those entities in which we, through our senior principals, hold substantive, controlling general partner or managing member interests. With respect to our consolidated funds, we generally have operational discretion and control, and fund investors have no substantive rights to impact ongoing governance and operating activities of the funds.

        Our consolidated funds do not consolidate their majority-owned and controlled investments in portfolio companies. Rather, those investments are accounted for as investments and carried at fair value as described below.

        Non-controlling interests in consolidated entities represent the ownership interests in consolidated entities, including our consolidated funds, held by entities or persons other than our existing owners. Non-controlling interest holders have a substantial ownership position in KKR's combined total assets (approximately 87% as of June 30, 2008).

Fair Value of Investments

        Our consolidated funds are treated as investment companies under the AICPA Audit and Accounting Guide, "Investment Companies," for the purposes of GAAP and, as a result, reflect their investments on KKR's combined statement of financial condition at fair value, with unrealized gains or losses resulting from changes in fair value reflected as a component of investment income in KKR's combined statements of operations. We have retained the specialized accounting of the consolidated funds pursuant to EITF Issue No. 85-12, Retention of Specialized Accounting for Investments in Consolidation.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. The adoption of SFAS 157 on January 1, 2008 did not have a material impact on KKR's combined financial statements.

        The adoption of SFAS 157 requires us to classify and disclose investments measured and reported at Fair Value in one of the following categories:

        Level I—Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed derivatives. In addition, securities sold, but not yet purchased, and options written by the Acquired KPE Partnership are included in Level I. As required by SFAS 157, we do not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably affect the quoted price. We classified 11.3% of investments measured and reported at fair value as Level I at June 30, 2008, including 10.6% of our private equity investments.

        Level II—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. We classified 8.4% of investments measured and reported at fair value as Level II at June 30, 2008, including 7.5% of our private equity investments.

        Level III—Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include private portfolio companies held through our private equity funds and KPE. We classified 80.3% of investments measured and reported at fair value as Level III at June 30, 2008, including 79.0% of our private equity investments. The valuation of our Level III investments at June 30, 2008 represents management's best estimate of the amounts that we would anticipate realizing on the sale of these investments at such date.

        In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and we consider factors specific to the investment.

        When determining fair values of investments, we use the last reported market price as of the statement of financial condition date for investments that have readily observable market prices. If no sales occurred on such day, we use the "bid" price at the close of business on that date and, if sold short, the "asked" price at the close of business on that date day. Forward contracts are valued based on market rates or prices obtained from recognized financial data service providers.

        The majority of our private equity investments are valued utilizing unobservable pricing inputs. Management's determination of fair value is based upon the best information available for a given circumstance and may incorporate assumptions that are management's best estimates after consideration of a variety of internal and external factors. We generally employ two valuation methodologies when determining the fair value of a private equity investment. The first methodology is a market multiples approach that considers a specified financial measure (such as EBITDA) and recent public market and private transactions and other available measures for valuing comparable companies. Other factors such as the applicability of a control premium, the presence of significant unconsolidated assets and liabilities and any favorable or unfavorable tax attributes are also considered in arriving at a market multiples valuation. The second methodology utilized is a discounted cash flow approach. In this approach, we incorporate significant assumptions and judgments in determining the most likely buyer, or market participant for a hypothetical sale, which might include an initial public offering, private equity investor, strategic buyer or a transaction consummated through a combination of any of the above. Estimates of assumed growth rates, terminal values, discount rates, capital structure and other factors are employed in this approach. The ultimate fair value recorded for a particular investment will generally be within the range suggested by the two methodologies, adjusted for issues related to achieving liquidity including size, registration process, corporate governance structure, timing, an initial public offering discount and other factors, if applicable. As discussed above, we utilize several unobservable pricing inputs and assumptions in determining the fair value of our private equity investments. These unobservable pricing inputs and assumptions may differ by investment and in the application of our valuation methodologies. Our reported fair value estimates could vary materially if we had chosen to incorporate different unobservable pricing inputs and other assumptions.

        Prior to our adoption of SFAS 157, we determined the fair value of our private equity investments in good faith. There was no single standard for determining fair value in good faith and in many cases fair value was best expressed as a range of fair values from which a single estimate may be derived. When making fair value determinations, we typically used a market multiples approach that considered a specified observable financial measure (such as EBITDA) or a discounted cash flow or liquidation analysis. We also considered a range of additional factors that we deemed relevant, including the price at which the investment was acquired, the nature of the investment (such as whether it is a controlling interest), local market conditions, market prices for comparable securities and financing transactions and models that consider the current and expected operating performance and cash flows of the company in which the investment was made. Fair values of investments that do not have readily observable market prices were based on the best information available in light of the circumstances and may have incorporated or involved significant assumptions or judgments by management.

        Approximately 18%, or $5.7 billion, and 27%, or $5.1 billion, of the value of the investments in our consolidated private equity funds were valued using quoted market prices, which have not been adjusted, as of December 31, 2007 and December 31, 2006, respectively.

        Approximately 82%, or $25.9 billion, and 73%, or $14.2 billion, of the value of the investments in our consolidated private equity funds were valued in the absence of readily observable market prices as of December 31, 2007 and December 31, 2006, respectively. The majority of these investments were valued using internal models with significant unobservable market parameters and our determinations of the fair values of these investments may differ materially from the values that would have resulted if readily observable market prices had existed. Additional external factors may cause those values, and the values of investments for which readily observable market prices exist, to increase or decrease over time, which may create volatility in our earnings and the amounts of assets and partners' capital that we report from time to time.

        Our calculations of the fair values of private equity investments were reviewed by Duff & Phelps, LLC, an independent valuation firm, who provided third-party valuation assistance to us, which consisted of certain limited procedures that we identified and requested it to perform. Upon completion of such limited procedures, Duff & Phelps, LLC concluded that the fair value, as determined by us, of those investments subjected to their limited procedures did not appear to be unreasonable. The limited procedures did not involve an audit, review, compilation or any other form of examination or attestation under generally accepted auditing standards. The general partners of our funds are responsible for determining the fair value of investments in good faith, and the limited procedures performed by Duff & Phelps, LLC are supplementary to the inquiries and procedures that the general partner of each fund is required to undertake to determine the fair value of the investments. See "Private Equity Valuations and Related Data" for a further discussion of our private equity investment valuations.

        Changes in the fair value of the investments of our consolidated private equity funds may impact our results of operations as follows:

  •
  The management fees that we are paid by KPE are based on the approximate NAV of the fund, which in turn is impacted by the fair values of its investments. Historically, a change in the fair values of the funds' investments during a reporting period would have affected the amount of management fees that were payable following the completion of the reporting period, but would not have had an immediate impact on our results. In connection with the Transactions, the Acquired KPE Partnership will become a wholly-owned subsidiary of ours and we will no longer generate net income. The management fees paid by our traditional private equity funds are calculated based on the amount of capital committed to, or invested by, the funds and are not directly affected by changes in the fair value of the funds' investments.

  •
  The net gains from investment activities of our private equity funds are directly affected by changes in the fair values of the funds investments as described under "—Key Financial Measures—Investment Income—Net Gains from Investment Activities." Based on the investments of our private equity funds as of June 30, 2008, we estimate that an immediate 10% decrease in the fair value of the funds' investments generally would result in a 10% immediate change in net gains from the funds' investment activities (including carried interest), regardless of whether the investment was valued using observable market prices or internal models with significant unobservable market parameters. However, we estimate the impact that the consequential decrease in investment income would have on our reported amounts of income before taxes and net income would be significantly less than the amount presented above, given that a majority of the change in fair value would be absorbed by fund investors who hold non-controlling interests in the funds.

        Substantially all of the value of the investments in our consolidated fixed income funds were valued using observable market parameters, which may include quoted market prices, as of June 30, 2008 and December 31, 2007. Quoted market prices, when used, are not adjusted.

        The management fees that are paid by the KKR Strategic Capital Funds are based on their respective NAVs. Accordingly, a 10% decrease in the fair value of the funds' investments as of June 30, 2008 would have resulted in a reduction in management fees for the six months ended June 30, 2008 of $1.0 million. KFN's base management and incentive fees are indirectly impacted by changes in the fair values of assets, and a decline in the fair value of assets that results in a 10% decrease in the shareholder's equity of KFN would have resulted in a reduction in management fees for the six months ended June 30, 2008 of $1.2 million. There were no incentive fees earned at the KKR Strategic Capital Funds or KFN for the six months ended June 30, 2008.

Revenue Recognition

        Fee income consists primarily of advisory fees that we receive from our portfolio companies and the management and other fees that we receive directly from our unconsolidated funds, including both the base management fees and the incentive fees that are paid by our unconsolidated fixed income funds. These fees are based upon the contractual terms of the management and other agreements that we enter into with the applicable funds and portfolio companies. We recognize fee income in the period during which the related services are performed and the amounts have been contractually earned in accordance with the relevant management or other agreements. Incentive fees are accrued either annually or quarterly, after all contingencies have been removed, based on performance to date versus the performance benchmark stated in the management agreement.

Recognition of Investment Income

        Investment income consists primarily of the unrealized and realized gains on investments, dividend and interest income received from investments and foreign currency gains as reduced by unrealized and realized losses on investments, interest expense incurred in connection with investment activities and foreign currency losses on investments. Unrealized gains or losses result from changes in the fair value of our funds' investments during a period. Upon disposition of an investment, previously recognized unrealized gains or losses are reversed and a corresponding realized gain or loss is recognized in the current period. While this reversal does not impact the net amounts of gains that we recognize from investment activities, it affects the manner in which we classify our gains and losses for reporting purposes.

        We recognize investment income with respect to our carried interests in investments of our private equity funds, the capital invested by or on behalf of the general partners of our private equity funds and the non-controlling interests that third-party fund investors hold in our consolidated funds. A carried interest entitles us to a percentage of the gain generated on third-party capital invested by a private equity fund, subject in the case of our traditional private equity funds to the fund achieving a profit on all investments as a whole. The instruments governing our traditional private equity funds include clawback provisions that require the general partner of a fund to repay any excess amounts previously received in respect of its carried interest if, upon liquidation of the fund, the general partner has received carried interest distributions in excess of the amount to which it is entitled under the governing documents of the fund. This feature operates only with respect to the investments of an individual fund and does not provide for netting of gains and losses across funds. As of June 30, 2008, the amount of carried interest we have received, excluding carried interest received by the general partners of the 1996 Fund, that is subject to this contingent repayment obligation was $776.6 million, assuming that all applicable private equity funds were liquidated at no value. Had the investments in such funds been liquidated at their June 30, 2008 fair values, the contingent repayment obligation would have been $61.5 million.

        Because carried interests allocate to us a disproportionate share of our private equity funds' earnings relative to our capital contributions, those interests reduce the amount of our funds' earnings that are allocated to fund investors' non-controlling interests in consolidated funds. We recognize investment income attributable to a carried interest in a fund to the extent that the fund's investment returns are positive. When a carried interest is subject to a clawback provision, we recognize the related investment income based on the terms of the fund's instruments assuming that the fund was terminated on that date and that the fair value of the fund's investments were then realized in full. Given the long durations during which our private equity funds hold investments, management believes that this approach results in income recognition that best reflects our performance in any given period as the manager of our private equity funds.

        Due to the consolidation of the majority of our funds, the share of our funds' investment income that is allocable to our carried interests and capital investments is not shown in KKR's combined financial statements. Instead, the investment income that we retain in our net income, after allocating amounts to non-controlling interests, represents the portion of our investment income that is allocable to us. Because the substantial majority of our funds are consolidated and because we hold only a minority economic interest in our funds' investments, our share of the investment income generated by our investment activities is significantly less than the total amount of investment income presented in KKR's combined financial statements.

Recent Accounting Pronouncements

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. SFAS 159 applies to reporting periods beginning after November 15, 2007. The adoption of SFAS 159 on January 1, 2008 did not have a material impact on the combined financial statements.

        In June 2007, the AICPA issued Statement of Position No. 07-1, "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" ("SOP 07-1"), for issuance. SOP 07-1 addresses whether the accounting principles of the AICPA Audit and Accounting Guide Investment Companies may be applied to an entity by clarifying the definition of an investment company and whether those accounting principles may be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. Generally, in order for an entity to retain investment company accounting for a subsidiary or equity method investee: (i) the subsidiary or equity method investee should meet the definition of an investment company pursuant to the guidance in SOP 07-1; (ii) the entity should follow established policies that effectively distinguish the nature and type of investments made by the investment company from the nature and type of investments made by other entities within the consolidated group that are not investment companies; and (iii) the entity (through the investment company), should be investing for current income, capital appreciation, or both, rather than for strategic operating purposes. On October 17, 2007, the FASB voted to defer indefinitely the adoption date of SOP 07-1.

        In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51 "Consolidated Financial Statements" ("ARB 51"). Key provisions of SFAS 160 include: (1) a requirement that noncontrolling interests are to be treated as a separate component of equity, rather than a liability or other item outside of equity; (2) clear presentation of the amount of consolidated net income attributable to noncontrolling interests on the face of the consolidated statement of operations; and (3) enhanced disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling-interest holders. SFAS 160 is effective for periods beginning on or after December 15, 2008. We are currently assessing the impact of adopting SFAS 160 on the combined financial statements.

        In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) replaces SFAS No. 141, "Business Combinations." SFAS 141(R) expands the scope of business combinations to include all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141 applied only to business combinations in which control was obtained by transferring consideration. Key provisions of SFAS 141(R) require that: (1) the acquirer recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values on the acquisition date; (2) the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)); (3) the acquirer recognize contingent consideration at fair value on the acquisition date; and (4) acquisition-related costs be recognized separately from the cost of the acquisition. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the impact of adopting SFAS 141(R) on the combined financial statements.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently assessing the impact of adopting SFAS No. 161 on the combined financial statements.

        In March 2008, the EITF reached a consensus on Issue No. 07-4, "Application of the Two-Class Method under FASB Statement No. 128, Earnings Per Share, to Master Limited Partnerships" ("EITF 07-4"). EITF 07-4 applies to master limited partnerships that make incentive equity distributions. EITF 07-4 is to be applied retrospectively beginning with financial statements issued in the interim periods of fiscal years beginning after December 15, 2008. We are currently assessing the impact that EITF 07-4 may have on the combined financial statements.

        In April 2008, the FASB issued Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. 142-3"). FSP No. 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, "Goodwill and Other Intangible Assets." FSP No. 142-3 affects entities with recognized intangible assets and is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The new guidance applies prospectively to (1) intangible assets that are acquired individually or with a group of other assets and (2) both intangible assets acquired in business combinations and asset acquisitions. We are currently assessing the impact that FSP No. 142-3 may have on the combined financial statements.

        In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Presented Fairly in Conformity with Generally Accepted Accounting Principles." We are currently assessing the impact of adopting SFAS No. 162 on the combined financial statements.

Qualitative and Quantitative Disclosures About Market Risk

        Our exposure to market risks primarily relates to our role as general partner or manager of our funds and sensitivities to movements in the fair value of their investments, including the effect that those movements have on the management fees and carried interests that we receive. Following the completion of the Transactions, we will have increased exposure to market risks as a result of the assets acquired from

KPE. The fair value investments may fluctuate in response to changes in the value of securities, foreign currency exchange rates and interest rates.

        Although our funds share many common themes, we generally maintain separate investment and risk management processes for monitoring and managing market risks. In particular:

  •
  The investment process for private equity involves a detailed analysis of potential acquisitions and industry-specific investment teams are assigned to oversee the operations, strategic development, financing and capital deployment decisions of our funds' portfolio companies. Investment decisions are subject to approval by our equity investment committee, which consists of a group of our senior principals, and portfolio company investments are monitored by our portfolio management committee, which consists of a group of our senior principals and senior advisors.

  •
  Our approach to making debt investments focuses on creating investment portfolios that generate attractive risk-adjusted returns on invested capital, allocating capital across multiple asset classes, selecting high-quality investments that may be made at attractive prices, applying rigorous standards of due diligence when making investment decisions, subjecting investments to regular monitoring and oversight and making buy and sell decisions based on price targets and relative value parameters. We employ both "top-down" and "bottom-up" analyses when making debt investments. Our top-down analysis involves a macro analysis of relative asset valuations, long-term industry trends, business cycles, interest rate expectations, credit fundamentals and technical factors to target specific industry sectors and asset classes in which to invest. Our bottom-up analysis includes a rigorous analysis of the credit fundamentals and capital structure of each credit considered for investment and a thorough review of the impact of credit and industry trends and dynamics and dislocations events on such potential investment.

Market Risk

        Our consolidated funds hold investments that are reported at fair value. Net changes in the fair value of investments impact the net gains from investments in our combined statements of operations. Based on the investments of our funds as of June 30, 2008, we estimate that a 10% decrease in the fair value of our funds' investments would result in a corresponding reduction in investment income. However, we estimate the impact that the consequential decrease in investment income would have on our reported amounts of income before taxes and net income would be significantly less than the amount presented above, given that a substantial majority of the change in fair value would be allocated to fund investors who hold non-controlling interests in our funds. As a result of our acquisition of non-controlling interests in the Acquired KPE Partnership, the extent of such allocation will be less in future periods.

        Our base management fees are calculated based on the amount of capital committed or invested by a fund or the NAV of a fund's investments, as described under "Business—Private Equity—Traditional Private Equity Funds." In the case of our fixed income funds, our incentive fees are calculated based on the performance of a fund's investments, which in the case of one of our fixed income funds is calculated based on the appreciation in the NAV of the fund's investments. To the extent that base management or other amounts are calculated based on the NAV of the fund's investments, the amount of fees that we may charge will be increased or decreased in direct proportion to the effect of changes in the fair value of the fund's investments. The proportion of our management and other amounts that are based on NAV depends on the number and type of funds in existence. For a discussion of the impact of market risks on our fair value of investments, see "—Critical Accounting Policies—Fair Value of Investments."

Exchange Rate Risk

        Our private equity funds make investments from time to time in currencies other than those in which their capital commitments are denominated. Those investments expose us and our fund investors to the risk that the value of the investments will be affected by changes in exchange rates between the currency in which the capital commitments are denominated and the currency in which the investments are made. Our policy is to minimize these risks by employing hedging techniques, including using foreign exchange contracts to reduce exposure to future changes in exchange rates when our funds have invested a meaningful amount of capital in currencies other than the currencies in which their capital commitments are denominated.

        Because most of the capital commitments to our funds are denominated in U.S. dollars, our primary exposure to exchange rate risk relates to movements in the value of exchange rates between the U.S. dollar and other currencies in which our investments are denominated (primarily euro, British pound and Australian dollars). We estimate that a simultaneous parallel movement by 10% in the exchange rates between the U.S. dollar and all of the foreign currencies in which our funds' investments were denominated as of June 30, 2008 would result in net gains or losses from investment activities of our funds of $469 million. However, we estimate that the effect on our income before taxes and our net income from such a change would be significantly less than the amount presented above, because a substantial majority of the gain or loss would be absorbed by fund investors who hold non-controlling interests in our funds.

Interest Rate Risk

        Interest rate risk is defined as the sensitivity of our current and future earnings to interest rate volatility, variability of spread relationships, and the effect that interest rates may have on our cash flows. Our fixed income funds and the Acquired KPE Partnership have outstanding indebtedness that accrues interest at variable rates. As a result, changes in interest rates affect the amount of interest payments that those funds are required to make, which may impact the earnings and cash flows of those funds. However, we estimate the effect on our income before taxes and our net income from such an increase would be substantially allocated to fund investors in proportion to their non-controlling interests in the funds. As a result of our acquisition of non-controlling interests in the Acquired KPE Partnership, the extent of such allocation will be less in future periods.

        In addition, our fixed income funds and the Acquired KPE Partnership make investments in floating rate investments that are primarily financed with variable rate borrowings. Interest rates on our floating rate investments and our variable rate borrowings do not reset on the same day or with the same frequency and, as a result, we are exposed to basis risk with respect to index reset frequency. Our floating rate investments may reprice on indices that are different than the indices that are used to price our variable rate borrowings and, as a result, we are exposed to basis risk with respect to repricing indices.

        We manage interest rate risk and make interest rate decisions by evaluating our projected earnings under selected interest rate scenarios. During periods of increasing interest rates we tend to purchase floating rate investments. We manage our interest rate risk using various techniques ranging from the purchase of floating rate investments to the use of interest rate derivatives. We generally fund our floating rate investments with variable rate borrowings with similar interest rate reset frequencies. We also may use interest rate derivatives to hedge the variability of cash flows associated with existing or forecasted variable rate borrowings. We did not use any material interest rate derivatives during any of the periods presented.

Credit Risk

        Certain of our funds enter into derivative instruments that subject us to the risk that the counterparties may be unable to meet their obligations under those agreements. We seek to minimize our risk exposure by limiting the counterparties with which we enter into contracts to highly rated major financial institutions with strong credit ratings.

KPE'S SELECTED HISTORICAL FINANCIAL AND OTHER DATA

        The following tables set forth the selected historical financial data of KPE as of and for the partial year ended December 31, 2006, the year ended December 31, 2007 and as of June 30, 2008 and for the six months ended June 30, 2007 and 2008. KPE derived the selected historical financial data as of and for the partial year ended December 31, 2006 and the year ended December 31, 2007 from the audited financial statements of KPE included elsewhere in this prospectus. KPE derived the selected historical financial data as of June 30, 2008 and for the six months ended June 30, 2007 and 2008 from the unaudited financial statements of KPE included elsewhere in this prospectus. KPE's unaudited financial statements have been prepared on substantially the same basis as its audited financial statements and include all adjustments that it considers necessary for a fair presentation of its financial position and results of operations for all periods presented. You should read the following data together with KPE Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements of KPE and related notes included elsewhere in this prospectus. The following amounts are presented in thousands, except per unit and unit amounts.

	April 18, 2006 (Date of Formation) to December 31, 2006		Six Months Ended
		Year Ended December 31, 2007	June 30, 2007	June 30, 2008
Statements of Operations Data:
Net investment income (loss)	$126,479	$19,029	$47,610	$(39,546)
Net realized gain (loss)	34,547	113,196	16,604	(38,521)
Net change in unrealized appreciation (depreciation)	83,327	(136,359)	242,684	(350,537)
Net increase (decrease) in net assets resulting from operations	244,353	(4,134)	306,898	(428,604)
Statements of Assets and Liabilities Data (period end):
NAV	$5,035,599	$4,982,373		$4,558,176
NAV per unit	24.62	24.36		22.25
Partners' capital, net of offering costs	4,830,110	4,830,110		4,834,517
Number of common units outstanding	204,550,001	204,550,001		204,902,226

KPE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the financial statements of KPE, the consolidated financial statements of the Acquired KPE Partnership and the related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements and involves numerous risks and uncertainties, including those described under "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors." Actual results may differ materially from those contained in any forward-looking statements.

Overview

        KPE seeks to create long-term value by participating in private equity and opportunistic investments identified by KKR. Formed in April 2006, KPE enables certain public market investors to invest in KKR-sponsored investments. KPE makes its investments through the Acquired KPE Partnership as its sole limited partner. KPE's limited partnership agreement provides for the management of its business and affairs by a general partner. KPE's general partner, a Guernsey limited company that is owned by individuals who are affiliated with KKR, has a majority-independent board of directors.

        Unless the context suggests otherwise, KPE uses the term "KPE's investments" to refer both to KPE's limited partner interests in the Acquired KPE Partnership, which are the only investments that KPE records in its statements of assets and liabilities, and investments that are made by the Acquired KPE Partnership. Although the investments that the Acquired KPE Partnership makes with KPE's capital do not appear as investments in KPE's financial statements, KPE is directly affected by the overall performance of these investments. The term "KPE's investments" also refers to portfolio investments of KKR's funds in which the Acquired KPE Partnership invests. While other KKR fund partners are involved in those portfolio company investments, the Acquired KPE Partnership, and therefore KPE, is generally entitled to share ratably in the returns and, conversely, the risk of loss with respect to such investments.

        KPE investments, which are made by the Acquired KPE Partnership, include:

  •
  Private equity investments, which include:

  •
  limited partner interests in KKR's private equity funds, including current funds, future funds and past funds through the purchase of secondary interests;

  •
  the opportunity to co-invest in certain portfolio companies of those funds; and

  •
  the ability to make negotiated equity investments in newly issued equity or equity-linked securities.

  •
  Opportunistic investments, which include any investments identified by KKR in the course of its business other than private equity investments, including public equities and fixed income investments; and

  •
  Temporary investments, which include investments made in connection with cash management activities.

        KPE's policies and procedures state that the Acquired KPE Partnership will invest at least 75% of its adjusted assets in private equity and temporary investments and no more than 25% of its adjusted assets in opportunistic investments. "Adjusted assets" are defined as the Acquired KPE Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its consolidated statement of assets and liabilities.

        Additionally, the Acquired KPE Partnership also generally seeks to employ strategic hedging transactions to mitigate selected risk exposures, such as pairing trades and writing or buying options. Whether part of a hedging transaction or a fundamental transaction in its own right, securities sold short represent obligations of the Acquired KPE Partnership to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at then prevailing prices.

        In connection with the formation of KPE and the initial offering of its common units, affiliates of KKR contributed $75.0 million in cash to KPE and the Acquired KPE Partnership, of which $65.0 million was contributed to KPE in exchange for common units and $10.0 million was contributed to the Acquired KPE Partnership in respect of general partner interests in the Acquired KPE Partnership. In addition, KPE entered into an investment agreement with KKR pursuant to which KKR agreed to cause its affiliates to contribute to KPE, on a periodic basis, an amount equal to 25% of the aggregate pre-tax cash distributions, if any and subject to certain exceptions, that are made in respect of its carried interests and incentive distribution rights.

Investments Held by the Acquired KPE Partnership

        As of June 30, 2008, the Acquired KPE Partnership's NAV was $4,563.2 million, with $4,553.6 million allocated to KPE as its sole limited partner and $9.6 million allocated to the Acquired KPE Partnership's general partner. The Acquired KPE Partnership's net assets were comprised of the following, with amounts in thousands, as of June 30, 2008:

	Net Assets	Percent of Total
Private equity investments:
Co-investments	$2,506,347	54.9%
Private equity funds	1,666,940	36.5
Negotiated equity investments	852,121	18.7

	5,025,408	110.1
Temporary investments	207,613	4.6
Revolving credit agreement	(598,064)	(13.1)
Long-term debt	(350,000)	(7.7)
Other, net	(65,756)	(1.4)

	4,219,201	92.5

Opportunistic investments:
Non-private equity fund investment	173,953	3.8
Other non-private equity investments	170,071	3.7

	344,024	7.5

Net assets	$4,563,225	100.0%

Business Environment

        Global financial markets experienced significant stress during the second half of fiscal 2007 and through 2008 to date. Uncertainty regarding the value of assets and the ability of counterparties to meet their obligations, and a lack of transparency regarding the magnitude of risk inherent in certain investments, spread from the residential real estate market to financial markets generally. As a result, the sources of liquidity described below under "Liquidity and Capital Resources" may be not only more difficult but also impossible to obtain in the current market environment. In addition, subsequent to June 30, 2008, there has been a decline in the global economy and financial markets. KPE and the Acquired KPE Partnership have not yet completed their September 30, 2008 valuation process; however, it is currently estimated that their NAVs as of that date will reflect a decline from June 30, 2008. This decline in value is expected be reflected as unrealized losses on investments and foreign currency transactions for the quarter ended September 30, 2008. The state of financial markets may also adversely impact other aspects of the business, operations, investments or prospects of KPE and the Investment Partnership in ways that are not currently foreseeable.

Basis of Presentation

        KPE's financial statements and the consolidated financial statements of the Acquired KPE Partnership were prepared in accordance with U.S. GAAP and are presented in U.S. dollars. On October 16, 2007, KPE received a letter from the Netherlands Authority for the Financial Markets, or AFM, in which the AFM granted KPE special dispensation from the requirement to prepare financial statements in accordance with Dutch GAAP and International Financial Reporting Standards so long as KPE's financial statements are prepared in accordance with U.S. GAAP. Prior to the receipt of this letter, KPE's financial statements and the consolidated financial statements of the Acquired KPE Partnership were prepared in accordance with U.S. GAAP pursuant to a temporary approval from the AFM.

        KPE utilizes a reporting schedule comprised of four three-month quarters with an annual accounting period that ends on December 31. KPE's quarterly periods end on March 31, June 30, September 30 and December 31. Interim results may not be indicative of KPE's results for a full fiscal year. The financial results presented herein include activity for the six months ended June 30, 2008 and June 30, 2007, the year ended December 31, 2007 and for the period from the date of formation on April 18, 2006 to December 31, 2006, referred to as "the partial year ended December 31, 2006." KPE's operations effectively commenced on May 10, 2006, upon receipt of the net proceeds from the May 3, 2006 initial offering. Therefore, the activity presented for the partial year ended December 31, 2006 is not comparable to that for the year ended December 31, 2007.

        Because KPE does not hold a controlling interest in the Acquired KPE Partnership and because of the exclusion for investment companies included in FASB Interpretation No. 46, Consolidation of Variable Interest Entities, as amended by Interpretation No. ("FIN") 46(R), KPE does not consolidate the results of operations, assets or liabilities of the Acquired KPE Partnership in its financial statements. However, KPE does reflect its proportionate share of the Acquired KPE Partnership's net investment income or loss and net gain or loss on investments and foreign currency transactions in its statement of operations.

        KPE operates through one reportable business segment for management reporting purposes.

Key Financial Measures

Investment Income and Gain/Loss on Investments

        As described above, under "Basis of Presentation," because the assets of the Acquired KPE Partnership are not consolidated in KPE's financial statements, the only investments that KPE records as assets are limited partner interests in the Acquired KPE Partnership. As a result, KPE's investment income (loss) is primarily comprised of KPE's proportionate share of the Acquired KPE Partnership's investment income, net of expenses, and income related to KPE's own cash management activities. Income is recorded as earned.

        KPE also records its proportionate share of the Acquired KPE Partnership's income in the form of realized gains or losses and unrealized appreciation or depreciation. At the end of each quarterly accounting period when investments are valued, any new unrealized appreciation or depreciation in the value of those investments impacts the change in net assets resulting from operations during the period. Although management determines the fair value of each of its investments at each balance sheet date, the value of certain investments in privately held companies may not change from period to period. Each reporting period, management generally employs two valuation methodologies for each investment and records an amount that is within a range suggested by the methodologies. Each methodology incorporates various assumptions, and the outcome derived from one methodology may offset the outcome of another methodology such that no change in valuation may result from period to period. See "Application of

Critical Accounting Policies—Valuation of Limited Partner Interests and Investments" below. The value of KPE's investments in limited partner interests in the Acquired KPE Partnership relate directly to the underlying value of the Acquired KPE Partnership's NAV.

        The assets of the Acquired KPE Partnership generally generate income in the form of capital gains, dividends and interest. The Acquired KPE Partnership also records income or loss in the form of unrealized appreciation or depreciation from investments and foreign currency transactions at the end of each quarterly accounting period when the investments are valued. When an investment carried as an asset is sold and a resulting gain or loss is realized, including but not limited to, any related gain or loss from foreign currency transactions, an accounting entry is made to reverse any unrealized appreciation or depreciation that has previously been recorded in order to ensure that the realized gain or loss recognized in connection with the sale of the investment does not result in the double counting of the previously reported unrealized appreciation or depreciation.

Operating Expenses

        The results of operations of the Acquired KPE Partnership are not consolidated in KPE's financial statements. However, KPE records its proportionate share of the Acquired KPE Partnership's operating expenses. KPE's operating expenses are limited to the expenses that KPE directly incurs in connection with its operation. These expenses consist primarily of KPE's allocated share of the total management fee that is payable under the services agreement, if any, expenses of KKR that are attributable to KPE's operations and reimbursable under the services agreement, professional fees, the directors' fees and expenses that KPE's Managing Partner pays to its independent directors and other administrative costs.

        Neither KPE nor KPE's general partner employs any of the individuals who carry out the day-to-day management and operations of KPE. The investment professionals and other personnel that carry out investment and other activities are members of KKR's general partner or employees of KKR. Their services are provided to KPE for KPE's benefit under the services agreement with KKR. None of these individuals, including KPE's Managing Partner's chief financial officer, are required to be dedicated full-time to KPE.

        Operating expenses of the Acquired KPE Partnership consist primarily of its allocated share of the management fees that are payable under the services agreement, incentive fees incurred by one of the KKR Strategic Capital Funds, or SCF, if any, fees and expenses associated with the Acquired KPE Partnership's credit agreement, other interest expense, dividend expense related to securities sold short, the expenses of KKR that are directly attributable to the operations of the Acquired KPE Partnership and reimbursable under the services agreement, professional fees and other administrative costs.

Income Taxes

        KPE is not a taxable entity in Guernsey and has made a protective election to be treated as a partnership for U.S. federal income tax purposes and, therefore, incurs no U.S. federal income tax liability. Instead, each unitholder takes into account its allocable share of items of income, gain, loss, deduction and credit of KPE in computing its U.S. federal income tax liability.

NAV

        KPE's common units outstanding were 204,902,226 as of June 30, 2008 and 204,550,001 as of December 31, 2007 and December 31, 2006.

        The NAV per unit since KPE's formation in April 2006 was as follows(1):

(1)
Represents the NAV net of distributions paid. KPE has paid the following distributions since its formation in April 2006:
Record Date	Payment Date	Cash Distribution Paid per Common Unit
December 1, 2006	December 15, 2006	$0.19
August 31, 2007	September 17, 2007	0.24

		$0.43

(2)
The NAV as of May 10, 2006 is immediately subsequent to the initial offering and related transactions and is stated on a pro forma basis, as if the over-allotment option was exercised on May 10, 2006.

Operating Results of KPE

        The following table sets forth KPE's results of operations for the partial year ended December 31, 2006, the year ended December 31, 2007 and the six months ended June 30, 2007 and June 30, 2008, with amounts in thousands:

	April 18, 2006 (Date of Formation) to December 31, 2006	Year Ended December 31, 2007	Six Months Ended June 30, 2007	Six Months Ended June 30, 2008
Net investment income (loss) allocated from the Investment Partnership:
Investment income	$143,220	$126,540	$83,182	$30,721
Expenses	12,853	100,707	32,738	67,584

	130,367	25,833	50,444	(36,863)
Investment income—interest income	212	70	28	60
Expenses—General and administrative expenses	4,100	6,874	2,862	2,743

Net investment income (loss)	126,479	19,029	47,610	(39,546)

Realized and unrealized gain (loss) from investments and foreign currency allocated from the Acquired KPE Partnership:
Net realized gain (loss)	34,547	113,196	16,604	(38,521)
Net change in unrealized appreciation (depreciation)	83,327	(136,359)	242,684	(350,537)

Net gain (loss) on investments and foreign currency transactions	117,874	(23,163)	259,288	(389,058)

Net increase (decrease) in net assets resulting from operations	$244,353	$(4,134)	$306,898	$(428,604)

Operating Results for the Six Months Ended June 30, 2008 Compared to the Six Months Ended June 30, 2007

Net Investment Income (Loss) Allocated from the Acquired KPE Partnership

        Net investment income (loss) allocated from the Acquired KPE Partnership is generally comprised of KPE's portion of the Acquired KPE Partnership's income and expenses, which included interest and dividend income, management fees, incentive fees, interest expense, dividend expense and general and administrative expenses. During the six months ended June 30, 2008, the net investment loss allocated from the Acquired KPE Partnership was $36.9 million, compared to net investment income of $50.4 million allocated from the Acquired KPE Partnership during the six months ended June 30, 2007. See "Consolidated Operating Results of the Acquired KPE Partnership" below.

Investment Income

        During the six months ended June 30, 2008 and June 30, 2007, investment income of less than $0.1 million represented interest income from cash management activities.

General and Administrative Expenses

        General and administrative expenses during the six months ended June 30, 2008 and June 30, 2007 were $2.7 million and $2.9 million, respectively, which included fees for professional services, fees and expenses of KPE's Managing Partner's board of directors and other administrative costs.

Net Gain (Loss) on Investments and Foreign Currency Transactions Allocated from the Acquired KPE Partnership

        During the six months ended June 30, 2008, KPE recorded a net realized loss of $38.5 million and net change in unrealized depreciation of $350.5 million based on KPE's allocated portion of the Acquired KPE Partnership's net loss on investments and foreign currency transactions. During the six months ended June 30, 2007, KPE recorded a net realized gain of $16.6 million and net change in unrealized appreciation of $242.7 million based on KPE's allocated portion of the Acquired KPE Partnership's net gain on investments and foreign currency transactions. See "Consolidated Operating Results of the Acquired KPE Partnership" below.

Net Increase (Decrease) in Net Assets Resulting from Operations

        During the six months ended June 30, 2008, the net decrease in net assets resulting from operations was $428.6 million. During the six months ended June 30, 2007, the net increase in net assets resulting from operations was $306.9 million. KPE's total annualized return for the six months ended June 30, 2008 and June 30, 2007 was (17.3)% and 12.3%, respectively.

Operating Results for the Year Ended December 31, 2007 Compared to the Partial Year Ended December 31, 2006

Net Investment Income Allocated from the Acquired KPE Partnership

        During the year ended December 31, 2007 and the partial year ended December 31, 2006, net investment income allocated from the Acquired KPE Partnership of $25.8 million and $130.4 million, respectively, represented KPE's portion of the Acquired KPE Partnership's income and expenses. See "Consolidated Operating Results of the Acquired KPE Partnership" below.

Investment Income

        During the year ended December 31, 2007 and the partial year ended December 31, 2006, investment income of $0.1 million and $0.2 million, respectively, represented interest income from cash management activities.

General and Administrative Expenses

        General and administrative expenses during the year ended December 31, 2007 and the partial year ended December 31, 2006 were $6.9 million and $4.1 million, respectively, which included fees for professional services, fees and expenses of KPE's Managing Partner's board of directors and other administrative costs.

Net Gain (Loss) on Investments and Foreign Currency Transactions Allocated from the Acquired KPE Partnership

        During the year ended December 31, 2007, KPE recorded a net realized gain of $113.2 million and net change in unrealized depreciation of $136.4 million based on KPE's allocated portion of the Acquired KPE Partnership's net gain on investments and foreign currency transactions. During the partial year ended December 31, 2006, KPE recorded a net realized gain of $34.5 million and net unrealized appreciation in KPE's limited partner interests in the Acquired KPE Partnership of $83.3 million based on KPE's allocated portion of the Acquired KPE Partnership's net gain on investments and foreign currency transactions. See "Consolidated Operating Results of the Acquired KPE Partnership" below.

Net Increase (Decrease) in Net Assets Resulting from Operations

        During the year ended December 31, 2007, the net decrease in net assets resulting from operations was $4.1 million. During the partial year ended December 31, 2006, the net increase in net assets was $244.4 million. KPE's total annualized return for the year ended December 31, 2007 and the partial year ended December 31, 2006 was (0.1)% and 7.8%, respectively.

Consolidated Operating Results of the Acquired KPE Partnership

        The following table sets forth the Acquired KPE Partnership's consolidated results of operations for the partial year ended December 31, 2006, the year ended December 31, 2007 and the six months ended June 30, 2007 and June 30, 2008, with amounts in thousands:

	April 18, 2006 (Date of Formation) to December 31, 2006	Year Ended December 31, 2007	Six Months Ended June 30, 2007	Six Months Ended June 30, 2008
Investment income:
Interest income	$143,370	$102,605	$63,223	$22,027
Dividend income, net of withholding taxes of $96, 1,446, $765 and $249, respectively	146	24,197	20,131	8,756

Total investment income	143,516	126,802	83,354	30,783

Expenses:
Management fees	9,874	46,629	19,457	26,738
Incentive fees	1,044	956	1,776	—
Interest expense	—	48,557	9,606	37,424
Dividend expense	—	—	—	896
General and administrative expenses	1,941	4,677	1,926	2,611

Total expenses	12,859	100,819	32,765	67,669

Net investment income (loss)	130,657	25,983	50,589	(36,886)

Realized and unrealized gain (loss) from investments and foreign currency:
Net realized gain (loss), net of withholding tax (benefit) of $0, $977, $977 and $(37), respectively	34,619	113,432	16,638	(38,602)
Net change in unrealized appreciation (depreciation)	83,500	(136,642)	243,188	(351,265)

Net gain (loss) on investments and foreign currency transactions	118,119	(23,210)	259,826	(389,867)

Net increase (decrease) in net assets resulting from operations	$248,776	$2,773	$310,415	$(426,753)

Operating Results for the Six Months Ended June 30, 2008 Compared to the Six Months Ended June 30, 2007

Interest Income

        During the six months ended June 30, 2008 and June 30, 2007, interest income was $22.0 million and $63.2 million, respectively, which primarily represented interest on cash management activities.

Dividend Income

        During the six months ended June 30, 2008 and June 30, 2007, dividend income was $8.8 million and $20.1 million, respectively, which primarily represented dividends received from certain KKR portfolio companies and from investments in public equities.

Management Fees

        Management fees were $26.7 million and $19.5 million during the six months ended June 30, 2008 and June 30, 2007, respectively. See Note 13 "Relationship with KKR and Related Party Transaction—Management Fees" of the Acquired KPE Partnership's unaudited consolidated financial statements for the six months ended June 30, 2008 included elsewhere in this prospectus for a description of the management fee due under the services agreement.

Incentive Fees

        During the six months ended June 30, 2007, incentive fees of $1.8 million were accrued related to SCF's investment performance. SCF did not incur incentive fee expense during the six months ended June 30, 2008. See Note 13 "Relationship with KKR and Related Party Transactions—Carried Interests and Incentive Distributions" of the Acquired KPE Partnership's unaudited consolidated financial statements for the six months ended June 30, 2008 included elsewhere in this prospectus.

Interest Expense

        During the six months ended June 30, 2008, interest expense of $37.4 million was incurred related primarily to the Acquired KPE Partnership's outstanding borrowing on its revolving credit facility and financing of an investment in Sun Microsystems, or Sun, and less significantly, to the amortization of debt financing costs, stock borrow costs, breakage costs and commitment fees. During the six months ended June 30, 2007, interest expense of $9.6 million was accrued primarily related to the Acquired KPE Partnership's financing of the investment in Sun. Less significantly, interest expense also included commitment fees and the amortization of debt financing costs associated with the revolving credit facility. See "Commitments, Obligations and Contingencies—Debt Obligations" below.

Dividend Expense

        During the six months ended June 30, 2008, dividend expense of $0.9 million related to securities sold short.

General and Administrative Expenses

        During the six months ended June 30, 2008 and June 30, 2007, general and administrative expenses were $2.6 million and $1.9 million, respectively, which were comprised primarily of fees for professional services.

Net Realized Gain (Loss) from Investments and Foreign Currency Transactions

        During the six months ended June 30, 2008, the Acquired KPE Partnership recorded a net realized loss of $38.6 million, which was comprised of $26.4 million from the sales of opportunistic investments in public equities and derivative instruments, $23.6 million from the secondary sales of limited partner interests in the 2006 Fund and the Millennium Fund and $7.2 million from the sale of investments in a non-private equity fund, offset by a realized gain of $16.0 million from the sale and partial sale of certain portfolio companies by KKR's private equity funds and $2.6 million related to the repayment in U.S. dollars of debt due in British pounds sterling.

        During the six months ended June 30, 2007, the Acquired KPE Partnership recorded a net realized gain of $16.6 million, which was comprised of $12.6 million from the partial sale and sale of certain portfolio companies by KKR's private equity funds, $2.2 million from the sale of opportunistic investments and $1.8 million from the sale of investments in non-private equity funds.

Net Change in Unrealized Appreciation (Depreciation) on Investments and Foreign Currency Transactions

        The net change in unrealized depreciation was comprised of changes in fair values of investments and included the impact of foreign currency transactions, as well as the change in value of forward foreign exchange contracts, related to certain investments and is reflected net of an accounting entry related to the reversal of net unrealized appreciation described below. During the six months ended June 30, 2008, the net change in unrealized depreciation of $351.3 million was comprised of net unrealized depreciation related to private equity investments of $207.6 million, $136.2 million related to negotiated equity investments, $15.6 million related to investments in a non-private equity fund and $4.3 million related to temporary investments, offset by a change in unrealized appreciation of $12.4 million related to opportunistic investments. Net unrealized depreciation in private equity investments primarily related to a net decrease in value of certain portfolio companies underlying the investments. Net unrealized depreciation related to negotiated equity investments was primarily due to the decrease in value of investments whereby the value was based on a reference asset for which a market quotation was readily available. The change in value of investments in a non-private equity fund was the result of a net decrease in the value of investments made by SCF. The change in value of opportunistic investments was primarily the result of mark-to-market adjustments in public equities.

        During the six months ended June 30, 2007, the net change in unrealized appreciation of $243.2 million was comprised of unrealized appreciation related to private equity investments of $215.8 million, which was primarily the result of a net increase in value of certain portfolio companies underlying the investments, $49.5 million related to opportunistic investments, which was primarily the result of mark-to-market adjustments in public equities, and unrealized appreciation related to investments in a non-private equity fund of $5.8 million, which was the result of a net increase in the value of investments made by SCF, offset by net unrealized depreciation in the value of negotiated equity investments of $27.9 million, which was due primarily to the decrease in the fair value of an investment whereby the value was based on a reference asset for which a market quotation was readily available.

        During the six months ended June 30, 2008 and June 30, 2007, the Acquired KPE Partnership recorded an accounting entry related to the realized sales and partial sales of investments of $12.2 million and $11.4 million, respectively, to reverse net unrealized depreciation previously recorded. When an investment carried as an asset is sold or otherwise disposed of and a resulting gain or loss is realized, including any related gain or loss from foreign currency transactions, an accounting entry is made to reverse any unrealized appreciation or depreciation previously recorded in order to ensure that the realized gain or loss recognized in connection with the sale of the investment does not result in the double counting of the previously reported unrealized appreciation or depreciation. See "Net Realized Gain (Loss) from Investments and Foreign Currency Transactions" above.

Net Increase (Decrease) in Net Assets Resulting from Operations

        During the six months ended June 30, 2008, the net decrease in net assets resulting from operations was $426.8 million. During the six months ended June 30, 2007, the net increase in net assets resulting from operations was $310.4 million. The Acquired KPE Partnership's total annualized return, based on the weighted average net assets, for the six months ended June 30, 2008 and June 30, 2007 was (17.2)% and 12.4%, respectively.

Operating Results for the Year Ended December 31, 2007 Compared to the Partial Year Ended December 31, 2006

Interest Income

        During the year ended December 31, 2007 and the partial year ended December 31, 2006, interest income was $102.6 million and $143.4 million, respectively, which primarily represented interest on cash management activities.

Dividend Income

        During the year ended December 31, 2007, dividend income was $24.2 million, which primarily represented dividends received from certain KKR portfolio companies and various investments in public equities.

Management Fees

        During the year ended December 31, 2007 and the partial year ended December 31, 2006, management fees were $46.6 million and $9.9 million, respectively. During the one-year period following the commencement of KPE's operations, through May 10, 2007, management fees did not include any portion of the proceeds from the initial offering and related transactions while such proceeds were invested in temporary investments or any distributable earnings that were generated by such temporary investments.

Incentive Fees

        During both the year ended December 31, 2007 and the partial year ended December 31, 2006, incentive fees of $1.0 million were incurred related to SCF's investment performance.

Interest Expense

        During the year ended December 31, 2007, interest expense of $48.6 million was incurred related primarily to the Acquired KPE Partnership's outstanding borrowings on its revolving credit facility and financing of the investment in Sun, and, less significantly, for commitment fees and the amortization of debt financing costs.

General and Administrative Expenses

        During the year ended December 31, 2007 and the partial year ended December 31, 2006, general and administrative expenses were $4.7 million and $1.9 million, respectively, which were comprised primarily of fees for professional services.

Net Realized Gain from Investments and Foreign Currency Transactions

        During the year ended December 31, 2007, the Acquired KPE Partnership recorded a net realized gain of $113.4 million, which was comprised of $88.0 related to the sale, partial sale and recapitalization of certain portfolio companies, $17.8 million from the sale of opportunistic investments in public equities and related derivative transactions and $7.6 million from the sale of investments and related derivative transactions in SCF.

        During the partial year ended December 31, 2006, the Acquired KPE Partnership recorded a net realized gain of $34.6 million, which was comprised of $33.3 million from the sale of opportunistic investments in public equities (which included a $1.0 million net loss on foreign currency transactions) and $1.3 million from the sale and partial sale of certain portfolio companies.

Net Change in Unrealized Appreciation (Depreciation) on Investments and Foreign Currency Transactions

        During the year ended December 31, 2007, the net change in unrealized depreciation of $136.6 million was comprised of net unrealized depreciation of $63.3 million related to private equity investments, $49.8 million related to opportunistic investments, $12.5 million related to investments in a non-private equity fund and $11.0 million related to negotiated equity investments.

        During the partial year ended December 31, 2006, the Acquired KPE Partnership recorded net unrealized appreciation in the amount of $83.5 million. Net appreciation in investments by KKR's private equity funds was $73.5 million. In addition, unrealized appreciation of $6.0 million related to the increase in value of certain investments by SCF and unrealized appreciation in opportunistic investments was $4.0 million, which included unrealized gains from foreign currency transactions.

        During the year ended December 31, 2007, the Acquired KPE Partnership recorded an accounting entry related to the realized sales, partial sale and recapitalization of investments of $33.2 million to reverse net unrealized appreciation previously recorded. When an investment carried as an asset is sold or otherwise disposed of and a resulting gain or loss is realized, including any related gain or loss from foreign currency transactions, an accounting entry is made to reverse any unrealized appreciation or depreciation previously recorded in order to ensure that the realized gain or loss recognized in connection with the sale of the investment does not result in the double counting of the previously reported unrealized appreciation or depreciation. See "Net Realized Gain from Investments and Foreign Currency Transactions" above.

Net Increase in Net Assets Resulting from Operations

        During the year ended December 31, 2007 and the partial year ended December 31, 2006, the net increase in net assets resulting from operations was $2.8 million and $248.8 million, respectively. The Acquired KPE Partnership's total annualized return, based on the weighted average net assets, for the year ended December 31, 2007 was 0.1%, compared to 8.0% during the partial year ended December 31, 2006.

Liquidity and Capital Resources

KPE's Net Cash Flows for the Six months Ended June 30, 2008 and June 30, 2007

        As of June 30, 2008 and June 30, 2007, KPE's cash balance was $5.8 million and $0.4 million, respectively. During the six months ended June 30, 2008, cash provided by operating activities was $0.9 million. KPE received a distribution from the Acquired KPE Partnership in the amount of $5.0 million, which was offset by working capital requirements. Cash provided by financing activities during the six months ended June 30, 2008 was $4.4 million as a result of a contribution from affiliates of KKR in exchange for 352,225 newly issued common units pursuant to the investment agreement.

        During the six months ended June 30, 2007, cash used in operating activities was $0.8 million, which was the result of working capital requirements, offset by a distribution received from the Acquired KPE Partnership in the amount of $2.0 million. KPE did not have cash flows from financing activities during the six months ended June 3, 2007.

KPE's Net Cash Flows for the Year Ended December 31, 2007 and the Partial Year Ended December 31, 2006

        As of December 31, 2007 and December 31, 2006, KPE's cash balance was $0.5 million and $1.1 million, respectively. During the year ended December 31, 2007, cash provided by operating activities was $48.4 million. During the year ended December 31, 2007, KPE received distributions from the Acquired KPE Partnership in the amount of $54.1 million, which was partially offset by working capital requirements. Cash used in financing activities during the year ended December 31, 2007 was $49.1 million, which was the result of distributions by KPE to its unitholders.

        During the partial year ended December 31, 2006, cash provided by financing activities was $4,791.2 million, which resulted from partners' capital contributions, net of offering costs and distributions to unitholders. Cash provided by financing activities was offset by $4,790.1 million of cash used in operating activities due in substantial part to the acquisition of limited partner interests in the Acquired KPE Partnership.

KPE's Sources of Cash and Liquidity Needs

        KPE's primary uses of cash are to make capital contributions to the Acquired KPE Partnership for use in investments, to make distributions to KPE's unitholders, if and when declared by KPE's Managing Partner's board of directors, and to pay KPE's operating expenses. Taking into account generally expected market conditions, KPE believes that the sources of liquidity described below will be sufficient to fund KPE's working capital requirements.

        KPE's sources of liquidity depend primarily on distributions by the Acquired KPE Partnership, capital contributions that KPE receives in connection with the issuance of additional common units or other securities and borrowings.

        KPE receives distributions from the Acquired KPE Partnership from time to time to assist KPE in making distributions to KPE's unitholders, if and when declared by KPE's Managing Partner's board of directors, and to allow KPE to pay its operating expenses as they become due. KPE believes that the Acquired KPE Partnership will fund its distributions with returns generated by the private equity, opportunistic and temporary investments that it makes. The ability of the Acquired KPE Partnership to fund cash distributions to KPE will depend on a number of factors, including, among others, the actual results of operations and financial condition of the Acquired KPE Partnership, restrictions on cash distributions that are imposed by applicable law or the organizational documents or agreements of the Acquired KPE Partnership, the timing and amount of cash generated by investments that are made by the Acquired KPE Partnership, any contingent liabilities to which the Acquired KPE Partnership may be subject, the amount of taxable income generated by the Acquired KPE Partnership and other factors that the general partner of the Acquired KPE Partnership's Managing Partner deems relevant.

        KPE entered into an investment agreement with KKR that provides KPE with an additional source of liquidity. Under the investment agreement, KKR agreed to cause its affiliates to contribute to KPE, on a periodic basis, an amount equal to 25% of the aggregate pre-tax cash distributions, if any and subject to certain limitations, that are made pursuant to the carried interest and incentive distribution rights that are applicable to the Acquired KPE Partnership's investments in exchange for newly issued KPE common units. The purchase price for the common units that KPE will issue pursuant to the investment agreement is equal to (i) the average of the high and low sales prices of KPE's common units as quoted by the primary securities exchange on which KPE's common units are listed or trade during the ten business days immediately preceding the issuance of the common units or (ii) if during such ten-day period KPE's common units are not listed or admitted to trading on any securities exchange or there have not been any sales of KPE's common units on the primary securities exchange on which KPE's common units are then listed or admitted to trading, the fair value of KPE's common units will be determined jointly by KKR and the board of directors of KPE's general partner (with the special approval of a majority of its independent directors).

        KPE may also issue additional common units and other securities to other investors with the objective of increasing KPE's available capital. KPE generally expects to contribute to the Acquired KPE Partnership the net cash proceeds that KPE receives from the issuance of common units or other securities to the extent that such cash is not used to fund distributions to KPE's unitholders or to pay KPE's operating and other expenses. KPE expects that such contributions will be used by the Acquired KPE Partnership to make investments that meet KPE's investment criteria as set forth in KPE's investment policies and procedures and KPE's limited partnership agreement.

        KPE may enter into a working capital facility with one or more lenders for the purpose of providing KPE with an additional source of liquidity. If KPE enters into such a facility, KPE anticipates that it would draw funds under the credit facility primarily in connection with the funding of short-term liquidity needs. As of June 30, 2008, KPE had not entered into such a facility.

The Acquired KPE Partnership's Net Cash Flows for the Six Months Ended June 30, 2008 and June 30, 2007

        As of June 30, 2008 and June 30, 2007, the Acquired KPE Partnership's cash balance was $207.6 million and $1,090.9 million, respectively. During the six months ended June 30, 2008, cash provided by operating activities was $358.4 million. During the six months ended June 30, 2008, the Acquired KPE Partnership received proceeds of $850.6 million from the sale of opportunistic and private equity investments, which included $299.5 million from secondary sales of limited partner interests in the 2006 Fund and the Millennium Fund. Proceeds received from the sale of investments were offset by $429.3 million from the purchase of opportunistic and private equity investments. Cash flows from financing activities during the six months ended June 30, 2008 were $406.2 million, which was comprised of payments of $401.2 million to reduce borrowings outstanding under the revolving credit agreement and $5.0 million related to a distribution to the Acquired KPE Partnership's general and limited partners.

        During the six months ended June 30, 2007, cash used in operating activities was $1,046.7 million due primarily to purchases of private equity and opportunistic investments totaling $1,866.4 million, offset by the maturity of a $650.0 million time deposit and $117.7 million of proceeds received from the sales of opportunistic investments and investments by private equity funds. Cash flows from financing activities during the six months ended June 30, 2007 were $2.0 million related to a distribution to the Acquired KPE Partnership's general and limited partners.

The Acquired KPE Partnership's Net Cash Flows for the Year Ended December 31, 2007 and the Partial Year Ended December 31, 2006

        As of December 31, 2007 and December 31, 2006, the Acquired KPE Partnership's cash balance was $255.4 million and $2,139.6 million, respectively. During the year ended December 31, 2007, cash used in operating activities was $2,824.9 million due primarily to purchases of private equity and opportunistic investments totaling $4,698.8 million, offset by the maturity of a $1.0 billion time deposit and $839.9 million of proceeds received from the sales of opportunistic investments and investments by private equity funds. During the year ended December 31, 2007, cash provided by financing activities was $940.7 million due primarily to borrowings under the revolving credit facility, net of deferred financing costs, of $994.9 million, offset by $54.2 million related to distributions to the Acquired KPE Partnership's general and limited partners.

        During the partial year ended December 31, 2006, cash provided by financing activities was $4,797.6 million, which resulted from partners' capital contributions, net of distributions to its limited and general partners. Cash provided by financing activities was offset by $2,658.0 million of cash used in operating activities due primarily to private equity and opportunistic investments totaling $2,017.5 million and cash of $1.0 billion held in a time deposit account, offset by proceeds of $237.6 million received from the sale of opportunistic investments and investments by KKR's private equity funds.

The Acquired KPE Partnership's Sources of Cash and Liquidity Needs

        In June 2007, the Acquired KPE Partnership entered into a $1.0 billion five-year revolving credit agreement, which KPE refers to as the KPE Credit Agreement. Borrowings under the KPE Credit Agreement may be used for general business purposes of the Acquired KPE Partnership, including the acquisition and funding of investments. As of June 30, 2008, the Acquired KPE Partnership had $598.1 million of borrowings outstanding, which included $595.4 million of borrowings and $2.7 million of foreign currency adjustments (an unrealized loss of $3.6 million and an unrealized gain of $0.9 million related to borrowings denominated in Canadian dollars and British pounds sterling, respectively). As of June 30, 2008, the Acquired KPE Partnership's availability for further borrowings under the Credit Agreement was $401.9 million.

        In addition, during the year ended December 31, 2007, the Acquired KPE Partnership financed $350.0 million in connection with the investment in Sun. See "Commitments, Obligations and Contingencies—Debt Obligations" below for a description of the terms of the KPE Credit Agreement and the financing related to the investment in Sun.

        The Acquired KPE Partnership uses its cash primarily to fund investments, to make distributions to its general and limited partners, to pay its operating expenses, to make debt repayments and to make any payments to KKR's affiliates, including management fees pursuant to the services agreement, the carried interests that are applicable to co-investments and negotiated equity investments and the incentive distribution rights that are applicable to opportunistic and temporary investments. Taking into account generally expected market conditions, KPE believes that the sources of liquidity described below will be sufficient to fund the working capital requirements of the Acquired KPE Partnership due within a one-year time horizon.

        Because the Acquired KPE Partnership has followed the over-commitment approach described below under "Commitments, Obligations and Contingencies—Private Equity Commitments" when making investments in private equity funds, the amount of capital committed by the Acquired KPE Partnership for future private equity investments exceeds its available cash. Any available cash that is held by the Acquired KPE Partnership is temporarily invested.

        The Acquired KPE Partnership receives cash from time to time from the investments that it makes. This cash is in the form of capital gains and dividends on equity investments and payments of interest and principal on fixed income investments. Temporary investments made in connection with KPE's cash management activities provide a more regular source of cash than less liquid private equity and certain opportunistic investments, but may generate returns that are generally lower than KPE's other investments. Opportunistic investments that may be more liquid may be sold or leveraged to generate additional liquidity. Opportunistic investments that are less liquid and private equity investments may also be sold to generate additional liquidity. Other than amounts that are used to pay expenses, used to make distributions to its general and limited partners, used to make debt repayments or used to make payments to KKR's affiliates, including management fees pursuant to the services agreement, carried interests and incentive distribution rights, any returns generated by investments made by the Acquired KPE Partnership are generally reinvested in accordance with KPE's investment policies and procedures.

        Additionally, the Acquired KPE Partnership may receive further capital contributions from KPE in the future with the objective of increasing the amount of investments that are made on KPE's behalf. Further capital contributions from KPE are expected to consist primarily of the capital contributions that KPE receives from investors in connection with future capital raising activities, if any, including common units issued to affiliates of KKR pursuant to the investment agreement.

        Although there can be no assurance that lenders will agree to do so, the Acquired KPE Partnership has an option to seek to increase the amounts available under the KPE Credit Agreement (subject to the satisfaction of certain customary conditions, including the consent of the lenders thereto), or it may seek to enter into additional credit facilities and other financial instruments from time to time with the objective of increasing the amount of cash that it has available for general business purposes. Other debt financing arrangements may consist of margin financing under which specific investments will be pledged as collateral and repurchase agreements pursuant to which particular investments will be sold to counterparties with an agreement to repurchase the investments at a price equal to the sale price plus an interest factor. The Acquired KPE Partnership may also seek to use other forms of indebtedness, including derivative instruments, to leverage investments.

        Please also see "Business Environment" above for additional information about the current financial markets that may materially impact the foregoing discussion of liquidity and capital resources.

Commitments, Obligations and Contingencies

Private Equity Commitments

        As of June 30, 2008, the Acquired KPE Partnership had the following commitments to KKR private equity funds, with amounts in thousands:

	Capital Commitment	Unfunded Commitment
KKR 2006 Fund L.P.	$1,555,000	$450,045
KKR European Fund III, Limited Partnership	300,000	291,192
KKR Asian Fund L.P.	285,000	244,812
KKR Millennium Fund L.P.	205,000	4,440
KKR European Fund II, Limited Partnership	100,000	1,010

	$2,445,000	$991,499

        Because capital contributions are due on demand, the Acquired KPE Partnership considers these obligations as due within one year. However, given the size of such commitments and the rates at which KPE's funds make investments, KPE expects that the unfunded capital commitments presented above will be called over a period of several years, if not longer.

        As is common with investments in investment funds, the Acquired KPE Partnership follows an over-commitment approach when making investments through KKR's investment funds in order to maximize the amount of capital that is invested at any given time. When an over-commitment approach is followed, the aggregate amount of capital committed by the Acquired KPE Partnership to investments at a given time may exceed the aggregate amount of cash that the Acquired KPE Partnership has available for immediate investment. Because the general partners of KKR's investment funds are permitted to make calls for capital contributions following the expiration of a relatively short notice period, when an over-commitment approach is used, the Acquired KPE Partnership is required to time investments and manage available cash in a manner that allows it to fund its capital commitments as and when capital calls are made. As the service provider under the services agreement, KKR is primarily responsible for carrying out these activities for the Acquired KPE Partnership.

        KKR takes into account expected cash flows to and from investments, including cash flows to and from KKR's investment funds, when planning investment and cash management activities with the objective of seeking to ensure that the Acquired KPE Partnership is able to honor its commitments to funds as and when they become due. KKR will also take into account the senior secured credit facility established by the Acquired KPE Partnership. As of June 30, 2008, the Acquired KPE Partnership was over-committed; however, the sources of liquidity described above under "Liquidity and Capital Resources—The Acquired KPE Partnership's Sources of Cash and Liquidity Needs" are believed to be sufficient to honor the Acquired KPE Partnership's commitments as and when they become due.

Debt Obligations

        In June 2007, the Acquired KPE Partnership entered into the KPE Credit Agreement with a syndicate of financial institutions. The KPE Credit Agreement provides for up to $1.0 billion of senior secured credit, subject to availability under a borrowing base determined by the value of certain investments of the Acquired KPE Partnership pledged as collateral for its obligations. The borrowing base is subject to certain investment concentration limitations and the value of the investments constituting the borrowing base is subject to certain advance rates based on type of investment.

        Pursuant to the terms of the KPE Credit Agreement, the Acquired KPE Partnership has an option to seek an increase of the commitments available under the KPE Credit Agreement up to a maximum amount of $2.0 billion, subject to the satisfaction of certain customary conditions, including the consent of the lenders thereto.

        The interest rates applicable to loans under the KPE Credit Agreement are generally based on either (i) the greater of the administrative agent's base rate or U.S. federal funds rate plus a specified margin of 0.5% or (ii) the Eurodollar rate plus a specified margin ranging from 0.75% to 1.0%, depending on the relevant assets constituting the borrowing base. The Acquired KPE Partnership must pay an annual commitment fee of 0.2% on the undrawn commitments under the KPE Credit Agreement.

        Pursuant to covenants in the KPE Credit Agreement, the Acquired KPE Partnership must maintain a ratio of senior secured debt to total assets of 50% or less. In addition, the KPE Credit Agreement contains certain other customary covenants as well as certain customary events of default. As of June 30, 2008, the Acquired KPE Partnership was in compliance with its covenants in all material respects.

        The KPE Credit Agreement will expire in June 2012, unless earlier terminated upon an event of default. Borrowings under the KPE Credit Agreement may be used for general business purposes of the Acquired KPE Partnership, including the acquisition and funding of investments. The Acquired KPE Partnership's borrowings outstanding under the KPE Credit Agreement were as follows, with amounts in thousands:

	December 31, 2007	June 30, 2008
Borrowings outstanding	$999,266	$595,386
Foreign currency adjustments:
Unrealized loss related to borrowings denominated in Canadian dollars	6,211	3,546
Unrealized gain related to borrowings denominated in British pounds sterling	(3,237)	(868)

	$1,002,240	$598,064

        As of June 30, 2008, the Acquired KPE Partnership had $401.9 million available for future borrowings under the KPE Credit Agreement.

        If total borrowings outstanding exceed 105% of the $1.0 billion available under the KPE Credit Agreement due to fluctuations in foreign exchange rates, the Acquired KPE Partnership may be required to make certain prepayments on outstanding borrowings. As of June 30, 2008, the Acquired KPE Partnership was not subject to such prepayment requirements.

        During the six months ended June 30, 2007, the Acquired KPE Partnership entered into a financing arrangement with a major financial institution with respect to $350.0 million of its $700.0 million convertible notes investment in Sun. The financing was structured through the use of total return swaps. Pursuant to the terms of the financing arrangement, $350.0 million of the Sun convertible notes are directly held by the Acquired KPE Partnership and have been pledged to the financial institution as collateral or the Pledged Notes, and the remaining $350.0 million of the Sun convertible notes are directly held by the financial institution, or the Swap Notes. Pursuant to the security agreements with respect to the Pledged Notes, the Acquired KPE Partnership has the right to vote the Pledged Notes and the financial institution is obligated to follow the instructions of the Acquired KPE Partnership, subject to certain exceptions, so long as a default does not exist under the security agreements or the underlying swap agreements. The Acquired KPE Partnership is also restricted from transferring the Pledged Notes without the consent of the financial institution.

        At settlement, the Acquired KPE Partnership will be entitled to receive payment equal to any appreciation on the value of the Swap Notes and the Acquired KPE Partnership will be obligated to pay to the financial institution any depreciation on the value of the Swap Notes. In addition, the financial institution is obligated to pay the Acquired KPE Partnership any interest that would be paid to a holder of the Swap Notes when payment would be received by the financial institution. The per annum rate of interest payable by the Acquired KPE Partnership for the financing is equivalent to the three-month LIBOR plus 0.90%, which accrues during the term of the financing and is payable at settlement. The financing provides for early settlement upon the occurrence of certain events, including an event based on the value of the collateral and other events of default.

        The Pledged Notes are held by wholly-owned subsidiaries formed by the Acquired KPE Partnership to enter into the Sun investment, and the rights and obligations described above with respect to the Pledged Notes and Swap Notes are rights and obligations of these wholly-owned subsidiaries without recourse to the Acquired KPE Partnership.

        As of June 30, 2008, the Acquired KPE Partnership's scheduled principal payments for borrowings under the KPE Credit Agreement and long-term debt related to the financing of Sun were as follows, with amounts in thousands:

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Revolving credit agreement	$—	$—	$598,064	$—	$598,064
Long-term debt	—	—	175,000	175,000	350,000

Total	$—	$—	$773,064	$175,000	$948,064

Interest Rate Swap

        The Acquired KPE Partnership entered into an interest rate swap transaction related to the US dollar denominated borrowings outstanding under the KPE Credit Agreement with a notional amount of $350.0 million, effective February 25, 2008 and maturing February 25, 2010. In this transaction, the Acquired KPE Partnership receives a floating rate based on the one-month LIBOR interest rate and pays a fixed rate of 3.993% on the notional amount of $350.0 million. The fair value of the interest rate swap is calculated using the current market yield of the relevant interest rate duration and an appropriate discount rate to determine a present value. The resulting net equity (loss) related to the interest rate swap is included in the consolidated statements of assets and liabilities of the Acquired KPE Partnership. The Acquired KPE Partnership has recorded an unrealized loss on the interest rate swap in the amount of $4.5 million as of June 30, 2008. As of June 30, 2008, the Acquired KPE Partnership had posted $11.0 million of restricted cash to collateralize losses on the interest rate swap transaction.

Foreign Currency Contracts

        The Acquired KPE Partnership entered into forward foreign currency exchange contracts primarily to economically hedge against foreign currency exchange rate risks on certain non-U.S. dollar denominated investments. The Acquired KPE Partnership agreed to deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed-upon future date. The net equity (loss) in the contracts is the difference between the forward foreign exchange rates at the date of entry into the contracts and the forward rates at the reporting date applied to the notional amount of each respective contract at an appropriate discount rate to determine a present value and is included in the consolidated statements of assets and liabilities of the Acquired KPE Partnership. The Acquired KPE Partnership has recorded an unrealized loss on foreign currency exchange contracts in the amount of $90.8 million, $46.1 million and $5.7 million as of June 30, 2008, December 31, 2007 and December 31, 2006, respectively. As of June 30, 2008, unrealized losses on foreign currency exchange contracts are collateralized by $62.3 million of restricted cash.

Management Fees

        KPE, KPE's Managing Partner, the Acquired KPE Partnership, the Acquired KPE Partnership's Managing Partner and its general partner have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies. Under the services agreement, KPE and the other service recipients have jointly and severally agreed to pay KKR a management fee.

        KKR and its affiliates are paid only one management fee, regardless of whether it is payable pursuant to the services agreement or the terms of the KKR investment funds in which the Acquired KPE Partnership is invested. See Note 13 "Relationship with KKR and Related-Party Transactions—Management Fees" of the unaudited consolidated financial statements of the Acquired KPE Partnership for the six months ended June 30, 2008 included elsewhere in this prospectus for a detailed description of the calculation of the management fee under the services agreement.

Carried Interests and Incentive Distributions

        Each investment that is made by the Acquired KPE Partnership is subject either to a carried interest or incentive distribution right, which generally entitles the Acquired KPE Partnership's Managing Partner or an affiliate of KKR to receive a portion of the profits generated by the investment. See Note 13 "Relationship with KKR and Related-Party Transactions—Carried Interests and Incentive Distributions" of the Acquired KPE Partnership's unaudited consolidated financial statements for the six months ended June 30, 2008 included elsewhere in this prospectus for descriptions of carried interests and incentive distributions by investment class.

Legal Proceedings

        As with any partnership, KPE may become subject to claims and litigation arising in the ordinary course of business. KPE does not believe that KPE or the Acquired KPE Partnership have any pending or threatened legal proceedings that would have a material adverse effect on KPE's financial position, operating results or cash flows.

Off Balance Sheet Arrangements

        Other than contractual commitments, obligations and contingencies incurred in the normal course of KPE's business and in the normal course of the Acquired KPE Partnership's business, KPE does not have any off balance sheet financings or liabilities.

Application of Critical Accounting Policies

        The preparation of financial statements in conformity with U.S. GAAP requires the making of estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results may vary from estimates in amounts that may be material to the financial statements. For a description of significant accounting policies, see Note 2 to the financial statements of KPE and Note 2 to the consolidated financial statements of the Acquired KPE Partnership. The following accounting estimates and related policies are considered critical to the preparation of KPE's financial statements and the consolidated financial statements of the Acquired KPE Partnership due to the judgment and estimation processes involved in their application. The development and selection of these estimates and their related disclosure have been reviewed by the board of directors of KPE's Managing Partner and the board of directors of the general partner of the Acquired KPE Partnership's Managing Partner.

Valuation of Limited Partner Interests and Investments

        KPE's Managing Partner's board of directors is responsible for reviewing and approving valuations of investments that are carried as assets in KPE's financial statements and the board of directors of the general partner of the Acquired KPE Partnership's Managing Partner is responsible for reviewing and approving valuations of investments that are carried as assets in the Acquired KPE Partnership's consolidated financial statements. Because valuing investments requires the application of valuation principles to the specific facts and circumstances of the investments, in satisfying their responsibilities, each board of directors utilizes the services of KKR to determine the fair values of certain investments and the services of Duff & Phelps, LLC, an independent valuation firm, which performs certain agreed upon procedures with respect to valuations that are prepared by KKR, to confirm that such valuations are not unreasonable.

Fair Value Measurements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. KPE and the Acquired KPE Partnership adopted SFAS No. 157 on January 1, 2008. SFAS No. 157 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

        Investments measured and reported at fair value are classified and disclosed in one of the following categories:

          Level I—A quoted price in an active market provides the most reliable evidence of fair value and is used to measure fair value whenever available. The type of investments included in Level I include listed equities and listed derivatives. In addition, securities sold, but not yet purchased, and options written by the Acquired KPE Partnership are included in Level I. As required by SFAS No. 157, the Acquired KPE Partnership does not adjust the quoted price for these investments, even in situations where it holds a large position and a sale could reasonably impact the quoted price.

          Level II—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include negotiated equity investments convertible to a listed public equity and a fixed income investment.

          Level III—Pricing inputs are unobservable inputs for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include KPE's limited partner interests in the Acquired KPE Partnership, direct co-investments in portfolio companies, limited partner interests in private equity funds, certain negotiated equity investments that are not convertible into a listed public equity and investments by a non-private equity fund.

Valuation of Investments When a Market Quotation is Readily Available

        An investment for which a market quotation is readily available is valued using period-end market prices and is categorized as Level I. When market prices are used, they do not necessarily take into account various factors which may affect the value that the Acquired KPE Partnership would actually be able to realize in the future, such as:

  •
  the possible illiquidity associated with a large ownership position;

  •
  subsequent illiquidity in a market for a company's securities;

  •
  future market price volatility or the potential for a future loss in market value based on poor industry conditions or other conditions; and

  •
  the market's view of overall company and management performance.

        In accordance with SFAS No. 157, if the above factors, or other factors deemed relevant, are taken into consideration and the fair value of the investment for which a market quotation is readily available does not rely exclusively on the quoted market price, the consideration of such factors render the fair value measurement at a level lower than Level I.

Valuation of Investments When a Market Quotation is Not Readily Available

        Investments that do not have a readily available market value are valued using fair value pricing, as determined in good faith. Generally, limited partner interests and other investments that do not have a readily available market are valued at an amount that is based on the value the holder would receive if such investments were sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. In certain cases, an investment made by the Acquired KPE Partnership may itself not have a readily available market value but is based on a reference asset for which a market quotation is readily available. In these cases, the investment is valued using fair value pricing, as determined in good faith, based on the period-end market prices for the reference asset generally in accordance with the principles discussed above under "Valuation of Investments When a Market Quotation is Readily Available."

        While there is no single standard for determining fair value in good faith, the methodologies described below are generally followed when the fair value of limited partner interests and individual investments is determined.

Valuation Methodology when Determining Fair Value in Good Faith
Level II:
Investments for which a market quotation is not readily available, but is based on a reference asset for which a market quotation is readily available	The value is generally based on the period-end market price of the reference asset for which a market quotation is readily available, which is adjusted for one or more factors deemed relevant for the fair value of the investment, which may include, but are not limited to:
	•	terms and conditions of the investment;
	•	discount for lack of marketability;
	•	borrowing costs;
	•	time to maturity of the investment; and
	•	volatility of the reference asset for which a market quotation is readily available.

Valuation Methodology when Determining Fair Value in Good Faith
Level III:
KPE's limited partner interests in the Acquired KPE Partnership	The value is based on an amount equal to the amount of net proceeds from an orderly disposition that would be distributed in accordance with the Acquired KPE Partnership's limited partnership agreement, which is generally expected to be equal to the NAV of the Acquired KPE Partnership as of the valuation date, as adjusted to reflect the allocation of net assets to the Acquired KPE Partnership's Managing Partner. KPE may be required to value such investments at a premium or discount, if other factors lead the general partner of the Acquired KPE Partnership's Managing Partner to conclude that the NAV does not represent fair value.
Limited partner interests in KKR's private equity funds held by the Acquired KPE Partnership and investments by a non-private equity fund	The value is based on the NAV of each fund, which depends on the aggregate fair value of each of the fund's investments. The Acquired KPE Partnership may be required to value such investments at a premium or discount, if other factors lead the general partner of the Acquired KPE Partnership's Managing Partner to conclude that the NAV does not represent fair value. Each fund's NAV will increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale or realization of investments, if any, that the fund records and the net changes in the unrealized appreciation and/or depreciation of its investments.
The fund's investments may be in companies for which a market quotation is or is not readily available, including investments for which a market quotation is not readily available but is based on a reference asset for which a market quotation is readily available.

Level III (continued)
Investments in companies for which a market quotation is not readily available
A combination of methods, including a market multiple approach that considers a specified financial measure, such as EBITDA, adjusted EBITDA, cash flow revenues or NAV, and/or a discounted cash flow or liquidation analysis is generally used. Consideration may also be given to such factors as:
	•	the company's historical and projected financial data;
	•	valuations given to comparable companies;
	•	the size and scope of the company's operations;
	•	expectations relating to the market's receptivity to an offering of the company's securities;
	•	any control associated with interests in the company that are held by KKR and its affiliates including the Acquired KPE Partnership;
	•	information with respect to transactions or offers for the company's securities (including the transaction pursuant to which the investment was made and the period of time that has elapsed from the date of the investment to the valuation date);
	•	applicable restrictions on transfer;
	•	industry information and assumptions;
	•	general economic and market conditions; and
	•	other factors deemed relevant.

KPE's Level I, II and III Category Investments

        As of June 30, 2008, December 31, 2007 and December 31, 2006, KPE's investments in limited partner interests in the Acquired KPE Partnership were valued at $4,553.6 million, $4,984.5 million and $5,035.9 million, respectively, which represented 100.0% of KPE's investments. The fair value of such investments was estimated by KPE's general partner in the absence of readily determinable fair values and was classified as Level III. KPE does not hold any Level I or II category investments.

        Because of the inherent uncertainty of the valuation process, the fair value may differ materially from the actual value that would be realized if such investments were sold in an orderly disposition and the resulting net proceeds that would be distributed in accordance with the Acquired KPE Partnership's limited partnership agreement. Additionally, widespread economic uncertainty, continuing ramifications from the sub-prime mortgage lending crisis and indeterminate credit markets could have a material impact on the actual value that would be realized if such investments were sold in an orderly disposition between willing parties and the resulting net proceeds that would be distributed in accordance with the Acquired KPE Partnership's limited partnership agreement.

The Acquired KPE Partnership's Level I, II and III Category Investments

        Investments held by the Acquired KPE Partnership for which a market quotation was readily available (Level I) and was not readily available (Levels II and III) were valued as follows, with amounts in thousands, except percentages:

	June 30, 2008		December 31, 2007		December 31, 2006
	Fair Value	Percentage of Investments	Fair Value	Percentage of Investments	Fair Value	Percentage of Investments
Level I (a)	$122,945	2.3%	$553,805	9.1%	$158,462	8.3%
Level II	887,267	16.5	995,639	16.2	—	—
Level III	4,354,267	81.2	4,579,911	74.7	1,743,349	91.7

	$5,364,479	100.0%	$6,129,355	100.0%	$1,901,811	100.0%

(a)
As of June 30, 2008, Level I investments included the fair value of securities sold, not yet purchased and options written in the amount of $(3,945) and $(1,008), respectively. As of December 31, 2007, Level I investments included the fair value of options written in the amount of $(5,265).

        The fair values of such investments were estimated by the Managing Investor in the absence of readily determinable fair values. Because of the inherent uncertainty of the valuation process, the fair value may differ materially from the actual value that would be realized if such investments were sold in an orderly disposition between willing parties. Additionally, widespread economic uncertainty, continuing ramifications from the sub-prime mortgage lending crisis and indeterminate credit markets could have a material impact on the actual value that would be realized if such investments were sold in an orderly disposition between willing parties.

Income Recognition

        Income is recognized when earned. KPE records investment income, which is primarily comprised of its proportionate share of the Acquired KPE Partnership's investment income, net of expenses, and, less significantly, interest income related to its own cash management activities. In addition, KPE records its proportionate share of the Acquired KPE Partnership's gain or loss on investments and foreign currency transactions.

        The Acquired KPE Partnership records income in the form of interest, dividends and realized capital gains or losses. The Acquired KPE Partnership also records income or loss in the form of unrealized appreciation or depreciation from its investments and foreign currency transactions at the end of each quarterly accounting period when the investments are valued. See "Application of Critical Accounting Policies—Valuation of Limited Partner Interests and Investments" above. When an investment carried as an asset is sold or otherwise disposed of and a resulting gain or loss is realized, including any related gain or loss from foreign currency transactions, an accounting entry is made to reverse any unrealized appreciation or depreciation previously recorded in order to ensure that the realized gain or loss recognized in connection with the sale of the investment does not result in the double counting of the previously reported unrealized appreciation or depreciation.

        Listed security transactions are accounted for on the trade date (the date the order to buy or sell is executed). Capital gains and losses on sales of listed securities are determined on the identified cost basis.

Taxes and Maintenance of Status as Partnerships for U.S. Federal Tax Purposes

        KPE and the Acquired KPE Partnership are not taxable entities in Guernsey, have made protective elections to be treated as partnerships for U.S. federal income tax purposes and incur no U.S. federal income tax liability. Certain subsidiaries of the Acquired KPE Partnership have also made elections to be treated as disregarded entities for U.S. federal income tax purposes. Each unitholder takes into account its allocable share of items of income, gain, loss, deduction and credit of the partnership in computing its U.S. federal income tax liability. Items of income, gain, loss, deduction and credit of certain subsidiaries of the Acquired KPE Partnership are treated as items of the Acquired KPE Partnership for U.S. federal income tax purposes.

        KPE's investment polices and procedures provide that KPE's investments must be made in a manner that permits KPE and the Acquired KPE Partnership to continue to be treated as partnerships for U.S. federal income tax purposes. To maintain compliance with this requirement, under current U.S. federal income tax laws, 90% or more of each partnership's respective gross income (determined by reference to gross income included in determining taxable income for U.S. federal income tax purposes) for every taxable year, including any short year resulting from a termination under Section 708 of the IRC, will be required to consist of "qualifying income" as defined in Section 7704 of the IRC. Qualifying income generally includes, among other things:

  •
  interest not derived in the conduct of a financial or insurance business or excluded from the term "interest" under section 856(f) of the IRC, which excludes amounts received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person; and

  •
  dividends and any gain from the disposition of a capital asset held for the production of qualifying interest or dividends.

        To assist KPE in complying with this requirement, KPE's investment policies and procedures generally provide that KPE and the Acquired KPE Partnership:

  •
  generally may not make equity investments in a company that is the subject of an investment unless such company is treated as a corporation for U.S. federal income tax purposes, irrespective of whether such investment is made directly or indirectly through a KKR fund;

  •
  must have the right to either (i) opt out of any investment that is to be made by a KKR fund when the investment could cause income to be earned or allocated that is not qualifying income or (ii) make the investment through an entity that is treated as a corporation for U.S. federal income tax purposes;

  •
  are permitted to invest in a KKR fund only if such fund agrees to certain procedures with respect to the structuring of the investment that will prevent income from being earned or allocated that is not qualifying income;

  •
  are not permitted to acquire debt instruments, unless the debt instrument (a) is held through a subsidiary treated as a corporation for U.S. tax purposes, with limitations, or (b) satisfies each of the following conditions: (i) the indebtedness is in registered form, (ii) the amount of interest payable is not determined by reference to the income, profits or revenues of any person; (iii) the indebtedness is not a loan that is originated, negotiated or serviced, although up to five loans per year may be participated in, directly or indirectly, provided that the loans are made on the same terms as are provided to KKR investment funds in connection with the funding of a portfolio company acquisition, (iv) interest in revolving credit facilities or other debt instruments do not require subsequent advances; and (v) forward commitments are not entered into to acquire a debt instrument from another person;

  •
  are permitted to enter into derivative contracts for the purposes of hedging interest rate risks and foreign currency exchange rate risk relating to investments and certain qualifying notional principal contracts;

  •
  are not permitted to act as a dealer with respect to any investment or any position in an investment, except through a subsidiary treated as a corporation for U.S. tax purposes;

  •
  generally may not have management fees payable with respect to a KKR fund reduced by any fee payable to KKR or its affiliates, including any portfolio company monitoring, transaction or break-up fee; and

  •
  are not permitted to receive any fees, such as monitoring and transaction fees, with respect to the investments that are made with KPE's capital, except through a subsidiary treated as a corporation for U.S. tax purposes.

        Certain subsidiaries of the Acquired KPE Partnership and entities in which the Acquired KPE Partnership invests have either elected to be, or by default under U.S. tax laws are, treated as corporations for U.S. tax purposes. Due to the nature of these corporations' income and assets, such corporations may be subject to the U.S. Passive Foreign Investment Company, or PFIC, rules, which typically impose certain adverse tax consequences on U.S. persons. However, U.S. persons can avoid such adverse tax consequences by making the appropriate elections. KPE endeavors to provide to its unitholders, on an annual basis, information intended to assist unitholders subject to the PFIC rules to make the appropriate elections.

Recently Issued Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

        In July 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, which was effective for fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. KPE adopted FIN No. 48 during the year ended December 31, 2007. FIN No. 48 did not have a material impact on KPE's unaudited financial statements or the unaudited consolidated financial statements of the Acquired KPE Partnership.

Measuring Fair Value

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007. KPE and the Acquired KPE Partnership adopted SFAS No. 157 during the first quarter of 2008. SFAS No. 157 did not have a material impact on KPE's unaudited financial statements or the unaudited consolidated financial statements of the Acquired KPE Partnership.

Fair Value Option for Financial Assets and Financial Liabilities

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. KPE and the Acquired KPE Partnership adopted SFAS No. 159 during the first quarter of 2008. SFAS No. 159 did not have a material impact on KPE's unaudited financial statements or the unaudited consolidated financial statements of the Acquired KPE Partnership.

Clarification of the Scope of the Audit and Accounting Guide Investment Companies

        In June 2007, the AICPA issued Statement of Position No. 07-01, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies ("SOP 07-01"). SOP 07-01 addresses whether the accounting principles of the Audit and Accounting Guide for Investment Companies may be applied to an entity by clarifying the definition of an investment company and whether those accounting principles may be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. On October 17, 2007, the FASB board deferred the effective date for applying SOP 07-01 indefinitely. KPE accounts for investments at fair value and is exempt from consolidation requirements under current accounting rules. As such, KPE does not consolidate the results of operations, assets or liabilities of the Acquired KPE Partnership in KPE's financial statements.

Derivative Instruments and Hedging Activities

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. KPE and the Acquired KPE Partnership are currently evaluating the impact of adopting SFAS No. 161 on their respective financial statements.

Hierarchy of Generally Accepted Accounting Principles

        In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Presented Fairly in Conformity with Generally Accepted Accounting Principles. KPE and the Acquired KPE Partnership are currently evaluating the impact of adopting SFAS No. 162 on their respective financial statements.

PRIVATE EQUITY VALUATIONS AND RELATED DATA

        This prospectus presents valuation and related data, such as net and gross IRRs and multiples of invested capital, relating to our traditional private equity funds. Unless otherwise indicated, this data is presented as of June 30, 2008, which we refer to as the valuation date, and has been prepared using the methodologies described below. Please keep this in mind as you read this prospectus.

Realized Values

        We calculated the aggregate realized value of a traditional fund's portfolio investments as the historical amount of the net cash and other marketable securities actually received by the fund from all of the investments made from the date of the fund's formation through the valuation date. Such amounts do not give effect to the allocation of any realized returns to the fund's general partner or manager pursuant to a carried interest, or the payment of any applicable management fees to the fund's manager. Where the value of an investment was only partially realized, we classified the actual cash and other consideration received by the fund as realized value and classified the balance of the value of the investment as unrealized value, which is valued using the methodology described below under "—Unrealized Values."

Unrealized Values

Methodology

        The majority of our private equity investments are valued utilizing unobservable pricing inputs. Management's determination of fair value is based upon the best information available for a given circumstance and may incorporate assumptions that are management's best estimates after consideration of a variety of internal and external factors. We generally employ two valuation methodologies when determining the fair value of a private equity investment. The first methodology is a market multiples approach that considers a specified financial measure (such as EBITDA) and recent public market and private transactions and other available measures for valuing comparable companies. Other factors such as the applicability of a control premium, the presence of significant unconsolidated assets and liabilities and any favorable or unfavorable tax attributes are also considered in arriving at a market multiples valuation. The second methodology utilizes is a discounted cash flow approach. In this approach, we incorporate significant assumptions and judgments in determining the most likely buyer, or market participant for a hypothetical sale, which might include an initial public offering, a private equity investor, a strategic buyer or a transaction consummated through a combination of any of the above. Estimates of assumed growth rates, terminal values, discount rates, capital structure and other factors are employed in this approach. The ultimate fair value recorded for a particular investment will generally be within the range suggested by the two methodologies, adjusted for issues related to achieving liquidity including size, registration process, corporate governance structure, timing, an initial public offering discount and other factors, if applicable.

Independent Valuation Firm

        An aggregate of 39 of the private equity investments that we valued as of the valuation date (representing approximately $27.6 billion, or 87%, of the total unrealized value of all private equity investments valued as of the valuation date) did not have a readily available market and were valued using fair value pricing. Our calculations of the fair values of private equity investments were reviewed by Duff & Phelps, LLC, an independent valuation firm, who provided third-party valuation assistance to us, which consisted of certain limited procedures that we identified and requested it to perform. Upon completion of such limited procedures, Duff & Phelps, LLC concluded that the fair value, as determined by us, of those investments subjected to their limited procedures did not appear to be unreasonable. The limited procedures did not involve an audit, review, compilation or any other form of examination or attestation under generally accepted auditing standards. The general partners of our funds are responsible for determining the fair value of the investments, and the limited procedures performed by Duff & Phelps,

LLC are supplementary to the inquiries and procedures that the general partner of each fund is required to undertake to determine the fair value of the investments.

IRRs

        IRRs measure the aggregate annual compounded returns generated by a fund's investments over a holding period. We calculated net IRRs after giving effect to the allocation of realized and unrealized returns on a fund's investments to the fund's general partner pursuant to a carried interest and the payment of any applicable management fees. These amounts measure returns based on amounts that, if distributed, would be paid to fund investors. We calculated gross IRRs before giving effect to the allocation of realized and unrealized returns on a fund's investments to the fund's general partner or manager pursuant to a carried interest and the payment of any applicable management fees. These amounts measure the returns on the fund's investments as a whole without regard to whether all of the returns would, if distributed, be payable to fund investors. In all cases, we computed IRRs using what is known as a "dollar-weighted" IRR, which takes into account the timing of cash flows and amounts invested at any given time, and we determined realized and unrealized returns using the methodologies described above.

Multiples of Invested Capital

        The multiples of invested capital measure the aggregate returns generated by a fund's investments in absolute terms. We calculated each multiple of invested capital by adding together the total realized and unrealized values of a fund's investments and dividing by the total amount of capital invested by the fund. Such amounts do not give effect to the allocation of any realized and unrealized returns on a fund's investments to the fund's general partner or manager pursuant to a carried interest or the payment of any applicable management fees. In all cases, we determined the realized and unrealized values of a fund's investments using the methodologies described above.

Bridge Financing Provided by Private Equity Funds

        In certain instances, our traditional private equity funds may call capital to provide temporary or "bridge" financing to a portfolio company in connection with a portfolio company investment. This financing, which may be in the form of debt or equity, is designated as bridge financing prior to the time that the investment is made. If bridge financing that is extended by a private equity fund is not repaid within 18 months from the date the financing was extended, the bridge financing is considered to be permanent financing and is included in the amount of the fund's portfolio company investment. If the bridge financing is repaid within 18 months from the date the financing was extended, the repayment is considered a repayment of principal and any additional amounts received are treated as interest income from the portfolio company. For the purposes of calculating the private equity valuation and related information presented in this prospectus, including invested amounts, IRRs and multiples of invested capital, we disregard both the principal amount of any bridge financing and related interest income if and to the extent that the bridge financing is repaid within 18 months from the date it was extended.

Calculation of Dollar Weighted Average Holding Periods

        We measure the length of time during which our funds hold portfolio investments on a dollar weighted basis. We calculated the dollar weighted average holding period for a fund's portfolio investments by dividing (i) the holding period of each of the fund's investments multiplied by the cost basis of such investment by (ii) the aggregate cost basis of all of the fund's investments. An investment's holding period is equal to the period of time between the date on which the investment was made and the date on which the amount invested was realized or, if the investment was held as of the valuation date, the valuation date. The cost basis of an investment is equal to the amount of capital invested by the fund. Where the value of an investment was only partially realized as of the valuation date, we considered the holding periods and cost bases of the realized and unrealized portions of the investment separately for the purposes of the calculation.

INDUSTRY

Overview

        Asset management is the professional management of investments by third-party portfolio managers on behalf of investors. Asset managers earn a contracted fee by employing various strategies to meet the investment goals of their investors. These strategies are generally considered to be either "traditional" or "alternative." Traditional asset management generally involves the use of equity, debt and/or derivative securities while alternative asset management utilizes a variety of investment strategies.

        The asset management industry has grown significantly over the past ten years, with the total value of AUM worldwide estimated at greater than $60 trillion in 2007. One key driver of industry growth is aging populations in both developed and emerging markets around the world which have increased the pools of savings and particularly pension assets. However, in light of recent negative developments in the global financial markets, it is unclear whether this trend will continue or, if not, how severe a reversal of this trend there may be. In particular, recent market conditions have been unfavorable for many asset management businesses, and it is uncertain what effect this may have on the asset management industry as a whole now or in the future. Among other factors, global financial markets have recently experienced considerable declines in the valuations of equity and debt securities, which tends to negatively impact the financial performance of AUM of asset managers. Furthermore, many asset managers rely on the use of borrowing to increase the returns on their investments. A recent acute contraction in the availability of credit has significantly increased the cost of such borrowing.

        Traditional asset managers manage portfolios of securities by investing through investment companies registered under the Investment Company Act (e.g., mutual funds and exchange traded funds) or through separate unregistered accounts managed on behalf of individuals or institutions. Investment objectives generally include total return, capital appreciation, current income and/or replicating the performance of a particular index. Investors in these funds generally have unrestricted access to their funds either through market transactions (in the case of closed-end mutual funds and exchange traded funds) or through withdrawals (in the case of open-end mutual funds and separately managed accounts). Traditional asset managers are generally compensated on a monthly or quarterly basis with fees that are calculated as a percentage of AUM. Managers of such portfolios in the United States are typically registered with the SEC under the Investment Advisers Act.

        Alternative asset managers utilize a variety of investment strategies to deliver investment performance on an absolute return basis within certain predefined risk parameters and investment guidelines. These investment returns tend to have a lower correlation to the broader market than traditional asset management strategies. Alternative asset managers include private equity funds, real estate funds, venture capital funds, hedge funds, funds of funds (i.e., funds that invest in investment funds), and mezzanine and structured debt funds. Many alternative asset vehicles, particularly private equity funds, require investors to fund committed capital over the investment period of the vehicle and limit investors' access to invested capital until such time as investments yield returns or are realized. Nearly all alternative asset management fee arrangements include a significant performance component. Generally, depending upon, among other things, the composition of the investor base and the nature of investment activities, alternative asset vehicles may not be required to register as investment companies under the Investment Company Act, and managers of such funds may not be required to register with the SEC under the Investment Advisers Act.

        Alternative asset management vehicles have been the fastest growing segment of the asset management industry as many investors, primarily driven by large institutional funds, have sought to diversify their investment portfolios to include alternative asset strategies. Alternative asset managers' historic ability to generate superior returns with a lower correlation to the broader market has provided significant diversification benefits when consolidated with the other more traditional asset management strategies.

        A further discussion of private equity funds and hedge funds is set forth below.

Alternative Asset Management

Private Equity Funds

        Private equity funds are managed pools of capital that invest principally in non-public, non-actively traded common equity, preferred stock, or mezzanine or distressed debt securities. In certain cases, private equity funds engage in the acquisition and delisting of public companies or invest in publicly listed companies. Private equity fund managers often seek to exploit dislocations in the market where other investors do not recognize the value of, or may lack the required expertise to generate additional value from, a certain company or security. These investments may include significant changes to a company's capital structure through the use of borrowed capital, a strategy referred to as a "leveraged buyout." In the typical leveraged buyout, the private equity fund borrows a portion of the purchase price and thereby magnifies the gain on its investment if the company's value appreciates. In certain cases, private equity funds engage in "take private" transactions, which involve the acquisitions and delisting of public companies.

        Private equity funds are generally fixed-life vehicles, with provisions to extend their term under certain circumstances, and are generally organized as unregistered limited partnerships or limited liability companies. The business, affairs and investment decisions of private equity firms are usually controlled by a general partner. The fund obtains capital commitments from certain qualified investors that are high net-worth individuals or institutions who thereafter become passive limited partners in the fund partnership. At such time as the general partner identifies an appropriate investment opportunity, it is entitled to call the capital on an "as needed" basis (typically over the first three to six years of the fund's term) from its investors, and this capital is returned through distributions upon realizations of the underlying investments (typically within five to eight years). General partners are typically compensated with a combination of management fees (based on committed or contributed capital), advisory and incentive fees (paid by portfolio companies for advisory and other services rendered) and carried interest (based on the net profits generated by the fund). Private equity fund managers typically commit a portion of their own capital to the funds they manage.

        Private equity fund-raising experienced significant growth over the last several years, reaching historic levels in each of 2005, 2006 and 2007. According to Thomson Financial, the global private equity industry raised $366 billion and $375 billion in capital in 2006 and 2007, respectively. In light of recent negative developments in the global financial markets, it is unclear whether this trend will continue or, if not, how severe a reversal of this trend there may be.

        Global private equity M&A volume increased at a compound annual growth rate of 48% from 2002 to 2007 and a compound annual growth rate of 27% from 1999 to 2007 as private equity M&A activity expanded geographically and general partners pursued larger deals. Private equity involvement in M&A transactions also increased dramatically as a percentage of overall M&A activity during the same period, from just 5% of all M&A activity in 1999 to approximately 23% of all M&A activity in 2007, according to Thomson Financial. However, global financial markets have recently experienced an acute contraction in the availability of credit and a significant increase in the cost of financing for private equity transactions. As a result, global private equity M&A volume has decreased sharply in from the latter half of 2007 to date. It is uncertain how long these unfavorable market conditions will continue or whether they will worsen.

Returns for Private Equity

        Private equity fund managers have, on average, historically outperformed the broader stock indices over the past 20 years. However, in light of recent negative developments in the global financial markets, including a significant increase in the cost of financing private equity transactions, it is unclear whether this trend will continue or, if not, how severe a reversal of this trend there may be. High risk-adjusted returns are the driving attraction of private equity and provide incentive in the face of the illiquidity and administrative complexity associated with the asset class.

Private Equity and Public Market Returns
As of December 31, 2007

Private Equity	1 Yr	3 Yr	5 Yr	10 Yr	20 Yr
U.S. Buyouts	24.2%	14.4%	15.4%	8.9%	12.0%
European Buyouts	20.8	22.9	16.5	16.9	16.5
Public Equity
NASDAQ	9.8%	6.8%	14.7%	5.4%	11.0%
S&P 500 Index	3.5	6.6	10.8	4.2	9.3

Note:	Past performance is not indicative of future results. Buyouts represent returns from private equity funds that tend to acquire companies with established markets and current revenue streams.
Source:	From Thomson Financial and Bloomberg; includes Thomson Financial U.S. Buyouts and Mezzanine Index, Thomson Financial European Buyouts and Mezzanine Index, NASDAQ and S&P 500 Index.

Hedge Funds

        The term hedge fund generally refers to an investment vehicle that seeks to generate positive risk-adjusted returns under various market conditions. Unlike a traditional asset management fund, a hedge fund invests in diverse asset classes and employs a variety of investment strategies to exploit market opportunities. Some of these strategies include various forms of arbitrage, long/short equity, event-driven, global macro and other quantitative and fundamental strategies. In light of their often superior risk-adjusted performance and for diversification purposes, hedge funds have been utilized by an increasing number of institutional asset managers, and, as a result, have experienced significant inflows in recent years. Global AUM in the hedge fund industry, as reported by HFR Industry Reports, have grown from approximately $456 billion at December 31, 1999 to an estimated $1.9 trillion at December 31, 2007, a 19% compound annual growth rate. However, in light of recent negative developments in the global financial markets, it is unclear whether this trend will continue or, if not, how severe a reversal of this trend there may be.

        Hedge funds are typically structured as limited partnerships or limited liability companies that are generally exempt from registration under the Investment Company Act. Advisers to such hedge funds are often not registered under the Investment Advisers Act and can pursue investment strategies not typically available via registered investment companies. Usually the manager of a hedge fund will receive both a base management fee and a performance fee. The base management fee is based on the NAV of the fund, and the performance fee is computed as a percentage of the fund's profits (i.e., the net realized and unrealized gains in the portfolio). Some hedge funds set a "hurdle rate" under which the fund manager does not earn a performance fee until the fund's performance exceeds a benchmark rate. Another feature common to hedge funds is the "high water mark" under which a fund manager does not receive its performance fees until the fund's NAV exceeds the highest historical value on which performance fees were last paid. Typical hedge fund investors are high net worth individuals and institutions that are permitted to invest and withdraw funds periodically in accordance with the terms of the funds. Hedge fund managers typically commit a portion of their own capital in the funds they manage.

Industry Trends

Growing Investor Demand and Increased Institutional Investor Allocations

        Growth in AUM is driven by appreciation in the value of managed assets and net inflows of capital from investors. The industry experienced significant growth in worldwide AUM over the past ten years, primarily fueled by a combination of the net capital inflows from an aging population and the proven ability of alternative managers to generate superior returns with a lower correlation to the broader market. However, in light of recent negative developments in the global financial markets, it is unclear whether this trend will continue or, if not, how severe a reversal of this trend there may be. Within the United States, approximately half of AUM are retirement-related assets. Total pension assets in the United States grew from $7.9 trillion at the end of 1997 to $15.0 trillion at the end of 2007. Shifting demographics and the drive towards "privatization" of retirement planning present an opportunity for the asset management industry. These investors are expected to seek products with absolute return products and with improved risk management characteristics and customized investment advice.

        Despite alternative products becoming a more significant source of industry growth, these strategies still account for a relatively small portion of total institutional assets. For example, the average allocation to alternative investments by U.S. corporate and public defined benefit pension plans was 3.7% and 4.4%, respectively, in 2007.

Product Innovation

        The alternative asset management industry is highly competitive, and asset managers compete for both investors and investment opportunities. Leading alternative asset managers have developed new investment strategies and structures which have enabled them to attract additional capital from existing investors as well as new capital from investors who have not invested with them previously. Some of these newer fund offerings include exposure to distressed securities, the development of mezzanine and infrastructure funds and investments in new geographies. Opportunities also exist to develop new investment vehicles and structures, including co-investment vehicles, and to raise new types of funds, such as proprietary hedge funds and structured product funds, that will allow asset managers to both deploy more managed capital and capture a greater share of the economics generated by the new investments.

Convergence of Private Equity and Hedge Funds

        In recent years, hedge funds have increasingly become activist investors in public companies, functioning as transaction catalysts with the goal of maximizing shareholder value. This trend, together with private equity funds' continued focus on finding undervalued public companies to pursue leveraged buyout opportunities have brought the two types of alternative asset managers into closer proximity and frequent overlap. An increasing number of hedge funds have taken controlling positions in companies while private equity funds have from time to time made minority investments in public companies.

        Large alternative asset managers are increasingly expanding their operations to include both private equity and hedge fund businesses. Combining the businesses within one entity can lead to significant operational efficiencies as hedge funds and private equity funds often compete for capital and talent. The intellectual capital and complementary skill set of hedge funds and private equity managers also can be leveraged within one combined organization to identify and realize new investment opportunities.

Increased Sector Scrutiny

        The institutionalization of the alternative asset management industry has required alternative asset managers to develop more advanced internal controls and management information systems, as large institutional investors require greater transparency and robust risk management systems. The larger, more institutionalized alternative asset managers are better positioned to develop these processes and controls. In addition, as the number of investors who invest their funds with alternative asset managers has expanded, there has been increased regulatory attention to the sector. Particularly, recently introduced tax legislation would, if enacted, preclude alternative asset managers from qualifying for treatment as a partnership for U.S. federal income tax purposes under the publicly traded partnership rules and tax carried interest using income tax rates rather than capital gains tax rates.

BUSINESS

Overview

        Led by Henry Kravis and George Roberts, KKR is a global alternative asset manager with $60.7 billion in AUM and a 32-year history of leadership, innovation and investment excellence. When our founders started our firm in 1976, they established the principles that guide our business approach today, including a patient and disciplined investment process; the alignment of our interests with those of our investors, portfolio companies and other stakeholders; and a focus on attracting world-class talent.

        We have consistently been a leader in the private equity industry. Our achievements include completing the first leveraged buyout in excess of $1 billion, several of the largest leveraged buyouts completed worldwide to date, the first buyout of a public company by tender offer and more than 165 private equity investments with a total transaction value in excess of $423 billion. We have experienced significant growth and expect to continue to expand our platform to include complementary businesses that leverage our business model, our brand and the intellectual capital of our people. Today, with over 500 employees and more than 120 world-class investment professionals across the globe, we believe we have a preeminent global platform for sourcing and making investments in multiple asset classes and throughout a company's capital structure.

        Through our offices in New York, Menlo Park, San Francisco, Houston, London, Paris, Hong Kong, Beijing, Tokyo and Sydney, we provide asset management services to a broad range of investors, including public and private pension plans, university endowments, other institutional investors and public market investors. We have grown our AUM significantly, from $15.1 billion as of December 31, 2004 to $60.7 billion as of June 30, 2008, representing a compounded annual growth rate of 48.8%. Our growth has been driven by the success of our investments, our expansion into new lines of business, value that we have created through our operationally focused investment approach, innovation in the products that we offer investors and an increased focus on capital raising and distribution activities. Our relationships with investors have provided us with a stable source of capital for investments, and we anticipate that they will continue to do so.

        As a global alternative asset manager, we earn ongoing management, advisory and incentive fees for providing investment management, advisory and other services to our funds, managed accounts and portfolio companies, and we generate transaction-specific advisory income from our capital markets transactions. We earn additional investment income from investing our own capital alongside fund investors and from the carried interest we receive from private equity funds and carry-yielding co-investment vehicles. Our carried interest allocates to us a disproportionate share of the investment gains that are generated on third-party capital that we invest and typically equals 20% of the net realized returns generated on private equity investments. Following the completion of the Transactions, our net income will also reflect returns on assets acquired from KPE.

        We seek to consistently generate attractive investment returns by employing world-class people, following a patient and disciplined investment approach and driving growth and value creation in the investments that we acquire. Our investment teams have deep industry knowledge and are supported by a substantial and diversified capital base, an integrated global investment platform, the operational expertise of KKR Capstone consultants and our senior advisors and a worldwide network of business relationships that provide us with a significant source of investment opportunities, specialized knowledge during due diligence and substantial resources for creating and realizing value for stakeholders. We also believe that these aspects of our business will help us continue to expand and grow our business and deliver strong investment performance in a variety of economic and financial conditions.

The Transactions

        On July 27, 2008, we entered into a purchase and sale agreement with KPE pursuant to which we have agreed to acquire all of the assets of KPE and assume all of the liabilities of KPE and its general partner in exchange for our common units and CVIs. KPE is a permanent capital vehicle that has historically focused primarily on making private equity investments in our portfolio companies and funds, but has the flexibility to make other types of investments, including in fixed income and public equity. The assets that we will acquire from KPE will provide us with a significant source of capital to further grow and expand our business, increase our participation in our existing portfolio of businesses and further align our interests with those of our investors and other stakeholders. We believe that this alignment of interests and the additional capital that we will have following the completion of the Transactions will bolster our position as one of the world's leading asset managers and further enhance our business, diversity, scale, capital resources and growth prospects.

        Prior to the completion of the KPE Transaction, we will complete the Reorganization Transactions pursuant to which our business will be reorganized under the Group Partnerships. Following the completion of the Reorganization Transactions, our business will be conducted through the Group Partnerships and we will serve as the ultimate general partner and parent company of those entities. Except for non-controlling interests in our funds that are held by fund investors, interests in the general partners of the 1996 Fund and the Retained Interests described under "Organizational Structure," the Group Partnerships will own:

  •
  all of the controlling and economic interests in our fee generating management companies and capital markets companies, which will allow us to control those entities and share ratably in the management, advisory and incentive fees earned from all of our funds, managed accounts, portfolio companies, capital markets transactions and other investment products;

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  all of the controlling and economic interests in the general partners of our funds and all of the entities that are entitled to receive carry from our co-investment vehicles, which will allow us to control those entities and share ratably in the carried interest received by them as well as any returns on investments made by or on behalf of the general partners after the completion of the Transactions; and

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  all of the controlling and economic interests in the Acquired KPE Partnership and the other assets of KPE, which will allow us to control the Acquired KPE Partnership and such other assets and share ratably in the returns that they generate.

Our Strengths

        Over our 32-year history, we have developed a business approach that centers around three key principles: adhere to a patient and disciplined investment process; align our interests with those of our investors and other stakeholders; and attract world-class talent for our firm and portfolio companies. Other aspects of our firm help further differentiate us as an alternative asset manager and provide us with additional competitive advantages for growing our business and creating value. These include:

Firm Culture and Values

        When our founders started our firm in 1976, leveraged buyouts were a novel form of corporate finance. With no financial services firm to model ourselves on and with little interest in copying an existing formula, we sought to build a firm based on principles and values that would provide a proper institutional foundation for years to come. We believe that our success to date and our industry leadership has been largely attributable to the unique culture within our firm and the values that we live by: honesty; respect for our colleagues and others with whom we deal; teamwork; excellence, innovation and creativity; shared accountability for our successes and shortcomings; the fortitude to say no; and sharing of financial results and credit throughout our firm. Our values and our "one firm" culture will not change as a result of the Transactions. Indeed, we would not be proceeding with the Transactions if we felt that they would move us away from our principles.

Sourcing Advantage

        We believe that we have a competitive advantage for sourcing new investment opportunities as a result of our internal deal generation strategies, our industry expertise and our global network. Across our businesses, our investment professionals are organized into industry groups and work closely with operational consultants from KKR Capstone and our senior advisors to identify businesses that we can grow and improve. These teams conduct their own primary research, develop a list of industry themes and trends, identify companies and assets in need of operational improvement and seek out businesses and assets that will benefit from our involvement.

        We also maintain relationships with leading executives from major companies, commercial and investment banks and other investment and advisory institutions, including by our own estimate, chief executives and directors of two-thirds of the companies in the S&P 500 and the Global S&P 100. Through our industry focus and global network, we often are able to obtain exclusive or limited access to investments that we identify. Our reputation as a patient and long-term investor also makes us an attractive source of capital for public companies and, through our relationships with major financial institutions, we generate additional deal flow.

Distinguished Track Record Across Economic Cycles

        During our 32-year history, we have successfully invested in all types of economic and financial conditions, developing a track record that we believe distinguishes our firm. From our inception through June 30, 2008, our traditional private equity funds generated a cumulative gross IRR of 26.1%, compared to the 8.8% gross IRR achieved by the S&P 500 Index over the same period. During 2007, we were named "Best Private Equity Firm" by Global Finance and "European Large Buyout Firm of the Year" by Financial News and the KKR Strategic Capital Funds were named "Hedge Fund Launch of the Year" by Alternative Investment News.

        Despite cyclical and sometimes challenging economic periods, our lowest returning mature private equity fund generated a cumulative gross IRR of 12.1% and we have generated positive returns across all industries in which we make private equity investments. We have nearly doubled the value of capital that we have invested in private equity, turning $43.9 billion of capital into $87.6 billion of value. Excluding our less mature funds, we have nearly tripled the value of capital invested, turning $25.4 billion of capital into $68.3 billion of value. We believe that the consistency of our returns has allowed us to create strong investor relationships and raise significant amounts of capital through multiple fundraising cycles.

Sizeable Long-Term Capital Base

        As of June 30, 2008, we had $60.7 billion of AUM, making us one of the largest independent alternative asset managers in the world. Our traditional private equity funds receive capital commitments from investors that may be called for during an investment period that typically lasts for six years and may remain invested for up to approximately 12 years. Our fixed income funds, structured finance vehicles and managed account platform include capital that is either not subject to optional redemption, has a maturity of at least 10 years or otherwise is subject to withdrawal only after a lock-up period ranging from 2 to 5 years. As of June 30, 2008, approximately 98.1%, or $59.7 billion, of our AUM had a contractual life at inception of at least 10 years, providing us with a stable source of long-term capital for our business.

Long-Standing Investor Relationships

        Over our 32-year history, we have established strong relationships with investors that have allowed us to raise significant amounts of capital for investment in a broad range of asset classes. Our fund investors consist of a diversified group of investors, including some of the largest public and private pensions, global financial institutions, university endowments and other institutional and public market investors. Many of these investors have invested with us for decades across multiple funds that we have sponsored. More recently, we have expanded our investor base to include public market investors, such as mutual funds and hedge funds, through the listing of permanent capital vehicles, and we have developed relationships with new significant investors worldwide, providing us with an additional source of capital. We believe that the strength, breadth, duration and diversity of our investor relationships provide us with a significant advantage for raising capital from existing and new sources and will help us continue to grow our AUM.

Global Scale and Infrastructure

        We are truly a global firm. With offices in 10 major cities on four continents, we have created an integrated global platform for sourcing and making investments in multiple asset classes and throughout the capital structure. Our global and diversified operations are supported by our sizeable capital base and extensive local market knowledge, which allow us to raise and deploy capital across a number of geographical markets and make investments in a broad range of companies, industry sectors and asset classes globally. As of June 30, 2008, approximately 43% of our investment professionals were based outside the United States and approximately 45% of the unrealized value of our private equity portfolio consisted of investments made outside the United States. Our executives come from more than 25 countries and speak over 18 different languages.

        Although our operations span multiple continents and business lines, we have maintained a common culture and are focused on sharing knowledge, resources and best practices throughout our offices and across asset classes. Our investment processes are overseen by three committees that operate globally. These consist of our private equity investment committee, which reviews all investments made by our private equity funds, our debt investment committee, which reviews all investments made by our fixed income funds, and our portfolio management committee, which monitors the performance of our private equity investments. We believe that operating as a global and diversified firm that is centrally managed from the United States enhances the growth and stability of our business and helps optimize the decisions we make across asset classes and geographies.

Strong Relationships with Financial Leaders

        We actively cultivate our relationships with major investment banking firms and other financial intermediaries and are among those firms' most significant clients. Our investment professionals meet regularly with major investment banking firms concerning potential investment opportunities, and we often work with the same group of financial institutions when seeking financing arrangements for our transactions. We believe that, as a result of our repeated and consistent dealings with the major financial services firms over a long period of time and our completion of a significant number of large transactions, we are frequently one of the first parties considered for a potential transaction. We also believe that our relationships with financial institutions and the credibility that we have established through our past successes help us obtain financing for our transactions at attractive prices and with favorable terms.

Alignment of Interests

        Since our inception, one of our fundamental philosophies has been to align the interests of our firm and our people with the interests of our investors, portfolio companies and other stakeholders. We do this by putting our own capital behind our ideas. Since we were founded, our people have invested or committed to invest more than $1.9 billion of their personal capital in our portfolio companies and funds, and we and our people have been compensated substantially based on the performance of our funds and their investments. Through the Transactions, we and our people will have invested in or committed to our portfolio companies and transactions approximately $7.0 billion, resulting in an even greater alignment of interests. To ensure our interests remain aligned over the long-term, our principals will not receive any proceeds from the Transactions and their interests in our business will be subject to significant vesting and transfer restrictions.

Creativity and Innovation

        We pioneered the development of the leveraged buyout and have worked throughout our history on creating new and innovative structures for both raising capital and making investments. Our history of innovation includes establishing permanent capital vehicles for our fixed income and private equity segments, creating a new principal protected product for private equity investments and developing new capital markets and distribution capabilities in the United States, Europe and Asia. Our recent acquisition of Energy Future Holdings (previously known as TXU) is the largest leveraged buyout completed in the United States and a pioneering example of how a private equity investment can be a collaborative effort with environmentalists and labor organizations. Another example of innovation at a portfolio company is our use of a complex power hedging program in connection with our acquisition of Texas Genco that allowed the company to lock in significant future cash flows.

Leading Brand Name

        We believe the "KKR" name is associated with: the successful execution of many of the largest and most complex private equity transactions worldwide; a focus on operational value creation; a strong investor base; a global network of leading business relationships; a reputation for integrity and fair dealing; creativity and innovation; and superior investment performance. The strength of our brand helps us attract world-class talent, raise capital, obtain access to investment opportunities and win deals. It has also provided us with a foundation to expand and diversify into new business lines. We intend to leverage the strength of our brand as we continue to grow our business.

Our Firm

History and Development

        We were founded in 1976 as a private equity firm specializing in leveraged buyouts. We completed our first acquisition in 1977 with capital raised from a small group of investors in what was known as a "boot-strap financing" and, since that time, we have sponsored and managed a total of 17 investment funds and built a brand name, a global franchise, a broad investor base and a diversified investment institution. We have gained experience by investing in and managing companies throughout all economic cycles, both good and bad, providing us with significant experience for addressing the challenges of the current market environment. We now maintain offices in 10 major cities located across four continents and we have diversified our operations to include actively managing investments across a broad range of major asset classes and throughout a company's capital structure.

        During the first 28 years of our operations, we focused our efforts primarily on building a leading private equity business. Our initial focus on private equity allowed us to develop and refine financial and structuring skills that we believe are prerequisites for success in any investment business. In 2000, we began placing a greater emphasis on the operational aspects of portfolio companies, which we believe is an essential component for creating value. Since then, our operational approach to building value in portfolio companies has become a fundamental part of our firm and a cornerstone of the way in which we do business. While we manage our firm and our investments differently today than we did during the earlier years of our development, we have not changed our principles, our performance- based culture or our investment objective, which is to generate large multiples of invested capital and attractive IRRs for investors.

        Commencing in 2004, we began to actively pursue debt investments as a separate asset class through our formation of KFN and, through KFI, we now sponsor and manage a group of fixed income funds, structured finance vehicles and managed accounts that focus on corporate debt investments. To support the operations of KFN, we hired additional investment professionals with significant experience evaluating and managing fixed income investments, including investments in corporate debt, bank loans, asset-backed securities, real estate assets and other credit products, and we built a platform for identifying, assessing, making, monitoring and exiting debt investments. The experience that we gained through our management and operation of KFN and the resources provided by these additional personnel created a strong foundation for growing our fixed income operations.

        During 2007, we established a capital markets business in the United States, Europe and Asia to capitalize on our natural sourcing advantage, grow our capital raising capabilities, expand our distribution relationships and capture additional income streams. To facilitate capital markets transactions, we have obtained broker-dealer licenses in the United States and the United Kingdom, which allow us to engage in a broad range of capital markets and distribution activities, and more limited licenses in Japan and Ontario. We have also hired experienced professionals with long-standing investor relationships and industry experience. Today, our capital markets activities are focused on our funds, our portfolio companies and our private equity and fixed income segments. Over time, we may expand our business and grow our capabilities in a manner that further compliments our business.

Global Operations

        With offices in New York, Menlo Park, San Francisco, Houston, London, Paris, Hong Kong, Beijing, Tokyo and Sydney, we have established our firm as a leading global alternative asset manager. Our expansion outside of the United States began in 1995 when we made our first investment in Canada. Since that time, we have taken a long-term strategic approach to investing globally and have established a presence in Europe, Asia and Australia with multilingual and multicultural investment teams that have local market knowledge and significant business, investment and operational experience in the countries in which we invest. We believe that our global capabilities have assisted us in raising capital and capturing a greater number of investment opportunities, while enabling us to diversify our operations. From the time of the 1996 Fund's first investment through June 30, 2008, our 1996 Fund and subsequent funds collectively invested more than $14.7 billion of capital outside of North America.

        The following table presents information concerning the composition of our private equity portfolio by country as of June 30, 2008. This information includes three private equity investments held by KPE and not held by our traditional private equity funds.

	Private Equity Portfolio
Country	Number of Investments	Fair Value
	($ in millions)
United States	26	$$17,831.2
France	3	3,047.6
Netherlands	3	1,875.5
Germany	4	1,498.1
Australia	2	670.4
Singapore	2	977.8
Denmark	1	724.8
United Kingdom	2	3,207.3
Canada	2	209.9
India	2	517.2
China	1	234.5
Taiwan	1	258.6
Turkey	1	581.6
Japan	1	196.8

Total	51	$31,831.3

        While our operations span multiple continents and asset classes, our investment professionals are supported by an integrated infrastructure and operate under a common set of principles and business practices that are monitored by our global committees. We believe that we have created a single culture that rewards investment discipline, creativity, determination and patience and the sharing of information, resources, expertise and best practices across our offices and asset classes. When appropriate, we staff transactions across multiple offices in order to take advantage of the industry-specific expertise of our investment professionals, and we hold regular meetings in which investment professionals throughout our offices share their knowledge and experiences. We believe that the ability to draw on the local cultural fluency of our investment professionals while maintaining a centralized and integrated global infrastructure distinguishes us from other alternative asset managers and has been a substantial contributing factor to our ability to raise funds, invest internationally and expand our business.

Our Team

Private Equity Professionals

        We currently employ more than 100 investment professionals who focus primarily on private equity investments. These individuals come from diverse backgrounds in private equity, operations, strategic consulting and finance and include some of the most experienced private equity investors in the world. Over the past seven years, we have focused our senior-level private equity recruiting efforts on executives with significant operating experience, including former chief executive officers and chief financial officers of companies operating in a wide range of industry sectors. As a group, our private equity investment professionals provide us with a powerful global team for identifying businesses with durable competitive advantages; developing capital structures for portfolio companies that support their business strategies; working with management teams to build better and more competitive businesses; providing portfolio companies with access to a global network of resources that strengthen their operations; and creating value and generating superior returns.

Fixed Income Professionals

        We currently employ more than 20 investment professionals who focus primarily on corporate debt investments. These individuals have backgrounds in debt investments, risk management, asset liability management, capital markets, finance and portfolio management and provide us with significant experience for managing our fixed income funds, structured finance vehicles and managed account platform. Our debt investment professionals have significant fixed income experience, including experience investing in and trading leveraged bank loans, second lien loans, high-yield bonds, subordinated bonds, mezzanine bonds, preferred stock, credit and interest rate derivative instruments, structured products, real-estate investments and other debt and equity investments. Together, they provide us with significant expertise for evaluating and managing credit risks and creating diversified investment portfolios of corporate debt investments that have the ability to generate attractive leverage-adjusted returns.

Senior Advisors

        To complement the expertise of our investment professionals, we have retained a team of approximately 20 senior advisors to provide us with additional operational and strategic insights. The responsibilities of our senior advisors include serving on the boards of our portfolio companies, helping us evaluate individual investment opportunities and assisting our portfolio companies with operational matters. Our team of senior advisors currently includes Sir John Bond (the former Group Chairman of HSBC Holdings plc), Richard L. Clemmer (the former Chief Executive Officer of Agere Systems), David M. Cote (the Chairman and Chief Executive Officer of Honeywell International Inc.), George M.C. Fisher (the former Chairman and Chief Executive Officer of Eastman Kodak Company and the former Chairman and Chief Executive Officer of Motorola, Inc.), and Dr. Edward Tian Suning (the founder and Chairman of China Broadband Capital Partners L.P. and the Vice Chairman and former Chief Executive Officer of China Netcom Group) as well as other individuals who have held leading positions in major corporations and public agencies worldwide. Four of our senior advisors also participate on our portfolio management committee, which monitors the performance of our private equity investments.

Operating Consultants

        We have developed an institutionalized process for creating value in our investments. As part of our effort, we utilize the services of KKR Capstone, a team of more than 30 operational consultants that works exclusively with our investment professionals and portfolio company management teams. With executives in New York, Menlo Park, London and Hong Kong, KKR Capstone provides us with additional expertise for assessing investment opportunities and assisting managers of our portfolio companies in defining strategic priorities and implementing operational changes. During the initial phases of an investment, KKR Capstone's work seeks to implement our thesis for value creation. Its consultants may assist our portfolio companies in addressing top-line growth, cost optimization and efficient capital allocation and in developing operating and financial metrics. Over time, KKR Capstone's work shifts to identifying challenges and taking advantage of business opportunities that arise during the life of an investment. While we do not require our portfolio companies to engage KKR Capstone, in our experience most portfolio company managers embrace its involvement as a result of the operational expertise and bottom-line focus of its consultants. In addition, to assist us with investments in the insurance industry, we have established an exclusive relationship with Fisher Capital, an insurance advisory firm that was founded by Jim Fisher after the successful sale of our investment in American Re-insurance, where Mr. Fisher served as the Chief Financial Officer.

Global Committees

        Our investment processes are overseen by three committees that operate globally. These committees consist of separate investment committees for our private equity and fixed income funds and a portfolio management committee for our private equity funds. Our equity investment committee and our fixed income investment committee are responsible for reviewing and approving all investments made by our funds; monitoring due diligence practices; and providing advice in connection with the structuring, negotiation, execution and pricing of investments. Our portfolio management committee is responsible for working with our investment professionals from the date on which an investment is made by a private equity fund until the time the investment is exited in order to ensure that strategic and operational objectives are accomplished and that the performance of the investment is closely monitored. Our founders, Henry Kravis and George Roberts, are members of all of our committees. Other members consist of our senior principals. Our portfolio management committee is also advised by certain of our senior advisors and consultants from KKR Capstone.

Private Equity

        Through our private equity segment, we sponsor and manage a number of funds and co-investment vehicles that make primarily control-oriented investments in connection with leveraged buyouts and other similarly-yielding investment opportunities. Our private equity funds are managed by Kohlberg Kravis Roberts & Co. L.P. and currently consist of a number of private equity funds that have a finite life and investment period, which we refer to as traditional private equity funds, and KPE. We have also created a number of innovative private equity products, including co- investment structures and a principal protected private equity product, that allow a broader base of investors to participate in our deals and increase the amount of capital that we may commit to private equity transactions. As of June 30, 2008, our private equity segment had $47.6 billion of AUM, including $4.6 billion of permanent capital held by KPE, making us one of the largest private equity sponsors in the world.

Private Equity Experience

        We are a world leader in private equity, having raised 14 traditional private equity funds with approximately $59.9 billion of capital commitments. We focus on the largest end of the private equity market, which allows us to invest in industry-leading franchises with global operations, attract world-class management teams, deploy large amounts of capital in individual transactions and optimize amounts of income that we earn on a per transaction basis. Our approach leverages our capital base, sourcing advantage, skill set, global network and infrastructure, industry knowledge, operating expertise, and unique access to KKR Capstone and our senior advisors, which we believe sets us apart from other private equity firms.

        The following charts present information concerning the amount of capital invested by our 1996 Fund and subsequent traditional private equity funds by geography and industry from the time of the 1996 Fund's first investment through June 30, 2008. We believe that this data illustrates the benefits of our business approach and our ability to source and invest in deals in multiple industries and geographies.

Dollars Invested by Geography (1996 Fund and Subsequent Funds as of June 30, 2008)	Dollars Invested by Industry (1996 Fund and Subsequent Funds as of June 30, 2008)

        Although we will not acquire interests in the general partners of the 1996 Fund or prior funds in connection with the Transactions, the 1996 Fund was significant to our operations during the periods for which historical information has been presented in this prospectus. The KKR Group's combined financial statements included in this prospectus consolidate the 1996 Fund and subsequent traditional private equity funds. If the 1996 Fund is not included in the "Dollars Invested by Geography" chart above, the share of dollars invested is 50.4% in North America, 42.4% in Europe and 7.2% in Asia. If the 1996 Fund is not included in the "Dollars Invested by Industry" chart above, the share of dollars invested in the following industries changed by at least 1.0%: Consumer Products (-1.1%), Healthcare (2.2%), Hotels/Leisure (-1.7%), Technology (2.0%) and Telecom (-2.0%).

        Our current private equity portfolio, which is held among a number of private equity funds and co-investment vehicles, consists of 51 companies with more than $205 billion of annual revenues and 855,000 employees worldwide. These companies are headquartered in more than 14 countries and operate in 14 general industries which take advantage of our broad and deep industry and operating expertise. Many of these companies are leading franchises with global operations, strong management teams, defensible market positions and attractive growth prospects, which we believe will provide benefits through a broad range of business conditions, including the current economic cycle.

        The following table presents information concerning the portfolio companies of our traditional private equity funds as of June 30, 2008.

Company Name	Year of Investment	Industry	Region
KKR Debt Investors S.à.r.l.	2008	Various	Various
Bharti Infratel Limited	2008	Telecommunication	India
Legg Mason, Inc.	2008	Financial Services	United States
Northgate Information Solutions Limited	2008	Technology	United Kingdom
Alliance Boots GmbH	2007	Health Care	United Kingdom
Biomet, Inc.	2007	Health Care	United States
Dollar General Corporation	2007	Retail	United States
Energy Future Holdings Corp.	2007	Energy	United States
First Data Corporation	2007	Financial Services	United States
Harman International Industries, Incorporated	2007	Consumer	United States
Laureate Education, Inc.	2007	Education	United States
MMI Holdings Limited	2007	Technology	Singapore
ProSiebenSat.1 Media AG	2007	Media	Germany
Tarkett S.A.	2007	Manufacturing	France
Tianrui Group Cement Co., Ltd.	2007	Manufacturing	China
U.N Ro-Ro Isletmeleri A.S.	2007	Transportation	Turkey
U.S. Foodservice, Inc.	2007	Retail	United States
Yageo Corporation	2007	Technology	Taiwan
Aricent Inc.	2006	Technology	India
AVR Bedrijven N.V.	2006	Recycling	The Netherlands
BIS Industries Limited	2006	Industrial	Australia
Capmark Financial Group Inc.	2006	Financial Services	United States
HCA Inc.	2006	Health Care	United States
KION Group GmbH	2006	Manufacturing	Germany
The Nielsen Company B.V.	2006	Media	United States
NXP B.V.	2006	Technology	The Netherlands
PagesJaunes Groupe S.A.	2006	Media	France
Seven Media Group	2006	Media	Australia
TDC A/S	2006	Telecommunication	Denmark
Accellent Inc.	2005	Health Care	United States
Avago Technologies Limited	2005	Technology	Singapore
Duales System Deutschland AG	2005	Recycling	Germany
Masonite International Corporation	2005	Manufacturing	Canada
SunGard Data Systems, Inc.	2005	Technology	United States
Toys 'R' Us, Inc.	2005	Retail	United States
A.T.U. Auto-Teile-Unger Holding GmbH	2004	Retail	Germany
Jazz Pharmaceuticals, Inc.	2004	Health Care	United States
Maxeda B.V.	2004	Retail	The Netherlands
Sealy Corporation	2004	Consumer	United States
Visant Corporation	2004	Media	United States
KSL Holdings	2003	Hotel/Leisure	United States
Legrand Holdings S.A.	2002	Manufacturing	France
NuVox, Inc.	2000	Telecommunication	United States
Rockwood Holdings, Inc.	2000	Chemicals	United States
Zhone Technologies, Inc.	1999	Telecommunication	United States
Boyds Collection, Ltd.	1998	Consumer	United States
MedCath Corporation	1998	Health Care	United States
PRIMEDIA Inc.	1989	Media	United States

        We believe that our broad and deep experience and long-term track record of investing large amounts of capital in a wide range of industry sectors and geographical regions and economic and financial conditions are among the many factors that distinguish our private equity business. Over our 32-year history, we have consistently lead the private equity industry, including completing:

  •
  the first leveraged buyout in excess of $1 billion;

  •
  the first buyout of a public company by tender offer;

  •
  several of the largest leveraged buyouts worldwide to date;

  •
  more than 165 private equity investments with a total transaction value in excess of $423 billion; and

  •
  three of the largest private equity transactions in Canada, two of the largest leveraged buyouts in France, one of the largest leveraged buyouts in Turkey and the largest leveraged buyouts in each of the United States, Denmark, the Netherlands, India and Singapore.

        We take a long-term approach to private equity investments and measure the success of our investments over a period of years rather than months. Given the duration of our private equity investments, we focus on generating large multiples of invested capital and attractive IRRs when deploying capital in private equity transactions.

        Since our inception, we have completed more than 165 private equity investments involving an aggregate transaction value of more than $423 billion. We have nearly doubled the value of capital that we have invested in private equity, turning $43.9 billion of capital into $87.6 billion of value. Excluding our less mature funds, we have nearly tripled the value of capital invested, turning $25.4 billion of capital into $68.3 billion of value. Mature funds consist of funds that were formed more than 36 months prior to the valuation date.

Amount Invested and Total Value All Investments As of June 30, 2008	Amount Invested and Total Value Mature Funds As of June 30, 2008

        Additionally, because our emphasis on generating large multiples of invested capital and attractive IRRs has produced significant cash flows for our fund investors, we believe that our private equity approach has also been an important contributor to the extended relationships that we have developed with our investor base. The following table presents information concerning the total distributions to investors made by our traditional private equity funds during the periods indicated.

	Year Ended December 31,
Year						2008 (through June 30)
	2003	2004	2005	2006	2007		Total
	($ in millions)
Distributions to Investors	$3,016	$7,035	$3,569	$5,251	$4,319	$595	$23,785

        From our inception in 1976 through June 30, 2008, our traditional private equity funds generated a cumulative gross IRR of 26.1%, compared to the 8.8% gross IRR achieved by the S&P 500 Index over the same period, despite the cyclical and sometimes challenging environments in which we have operated. The S&P 500 Index is an unmanaged index and its returns assume reinvestment of dividends and do not reflect any fees or expenses.

        The table below presents information as of June 30, 2008 relating to the historical performance of each of our traditional private equity funds since our inception, which we believe illustrates the benefits of our approach to making private equity investments. This data does not reflect additional capital raised since June 30, 2008 or acquisitions or disposals of investments, changes in investment values or distributions occurring after that date. We encourage you to review the cautionary note below for a description of reasons why the future results of our private equity funds may differ from the historical results of our private equity funds. You should also see "Private Equity Valuations and Related Data" for a description of how the values below were calculated.

	Amount		Fair Value of Investments
Private Equity Fund(1)(2)						Gross IRR		Multiple of Invested Capital
	Committed	Invested	Realized	Unrealized	Total		Net IRR
	($ in millions)
Historical Excluded Funds(3)
1976 Fund	$31	$31	$537	$—	$537	39.5%	35.5%	17.1
1980 Fund	357	357	1,828	—	1,828	29.0%	25.8%	5.1
1982 Fund	328	328	1,290	—	1,290	48.1%	39.2%	3.9
1984 Fund	1,000	1,000	5,963	—	5,963	34.5%	28.9%	6.0
1986 Fund	672	672	9,081	—	9,081	34.4%	28.9%	13.5
1987 Fund	6,130	6,130	14,779	79	14,858	12.1%	8.9%	2.4
1993 Fund	1,946	1,946	4,128	10	4,138	23.6%	16.8%	2.1
1996 Fund	6,012	6,012	11,308	891	12,199	18.2%	13.4%	2.0
Included Funds(4)
European Fund (1999)(5)	3,085	3,085	5,593	2,204	7,797	28.6%	21.4%	2.5
Millennium Fund (2002)	6,000	5,866	5,021	5,592	10,613	34.6%	25.3%	1.8
European Fund II (2005)(6)(7)	5,752	5,681	563	5,129	5,692	*	*	*
2006 Fund(7)	17,642	11,987	—	12,737	12,737	*	*	*
Asian Fund (2007)(7)	4,000	564	—	628	628	*	*	*
European Fund III (2008)(7)(8)	6,901	194	—	190	190	*	*	*

Total Funds(7)	$59,856	$43,853	$60,091	$27,460	$87,551	26.2%	20.0%	2.7
Total Funds in Accounting Predecessor(1)(9)	$49,392	$33,389	$22,485	$27,371	$49,856	22.1%	16.7%	2.1
Total Included Funds(10)	$43,380	$27,377	$11,177	$26,480	$37,657	30.7%	22.9%	2.1

(1)
The KKR Group is expected to become our accounting predecessor only upon the completion of the Reorganization Transactions and only after unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by KKR or its affiliates) consent to the KPE Transaction. There can be no assurance that the Reorganization Transactions will be consummated or that the other conditions to the KPE Transaction will be satisfied or waived. The KKR combined financial statements included in this prospectus consolidate the 1996 Fund and subsequent traditional private equity funds. We will not acquire interests in the general partners of the 1996 Fund and prior funds in connection with the Transactions, because those general partners are not expected to receive meaningful proceeds from further realizations. In addition, we will not be allocated any of the capital contributions made by the general partners of our funds prior to the completion of the Transactions or any returns generated on those contributions. See "Organizational Structure" and "Unaudited Pro Forma Financial Information."

(2)
None of our private equity funds are registered as investment companies under the Investment Company Act. The management company for each of our private equity funds is Kohlberg Kravis & Roberts & Co. L.P., which receives the management fees that are paid by our traditional private equity funds. These management fees are calculated based on the amount of capital committed to a fund during the investment period and thereafter on the cost basis of the fund's remaining investments. We also generally receive periodic monitoring fees in exchange for providing our portfolio companies with management, consulting and other services, and we typically receive transaction fees from portfolio companies for providing them with financial advisory and other services in connection with specific transactions. Each fund's general partner is generally entitled to a carried interest that allocates to it 20% of the net profits realized from the fund's investments. See "—Traditional Private Equity Funds."

(3)
The last investment for each of the 1976 Fund, 1980 Fund, the 1982 Fund, the 1984 Fund and the 1986 Fund was liquidated on May 14, 2003, July 11, 2003, December 11, 1997, July 17, 1998 and December 29, 2004, respectively. The 1987 Fund and the 1993 Fund currently each have one investment, and it is not known when those investments will be liquidated. In the case of the 1976 Fund and the 1980 Fund, the last distributions made to fund investors occurred on May 17, 2002 and December 14, 1999, respectively.

(4)
The Included Funds represent the funds in which we will acquire an interest in connection with the Transactions.

(5)
The European Fund's capital commitments include euro-denominated commitments of €196.5 million. We have converted these amounts into U.S. dollars based on the foreign exchange rate at the date of purchase for each investment.

(6)
The European Fund II's capital commitments include euro-denominated commitments of €2,597.2 million. We have converted these amounts into U.S. dollars based on (i) the foreign exchange rate at the date of purchase for each investment and (ii) the exchange rate prevailing on June 30, 2008 in the case of unfunded commitments.

(7)
The gross IRR, net IRR and multiple of invested capital are calculated based on our first ten traditional private equity funds, which represent all of our private equity funds that have invested for at least 36 months prior to June 30, 2008. The European Fund II, the 2006 Fund, the Asian Fund and the European Fund III had not invested for at least 36 months as of June 30, 2008. We therefore have not calculated gross IRRs, net IRRs and multiples of invested capital with respect to those funds as of June 30, 2008.

(8)
The European Fund III's capital commitments include euro-denominated commitments of €2,873.2 million. We have converted these amounts into U.S. dollars based on (i) the foreign exchange rate at the date of purchase for each investment and (ii) the exchange rate prevailing on June 30, 2008, in the case of unfunded commitments.

(9)
The gross IRR, net IRR and multiple of invested capital for the Accounting Predecessor are calculated based on the 1996 Fund, the European Fund and the Millennium Fund, which represent the funds in the Accounting Predecessor, which had invested for at least 36 months as of June 30, 2008.

(10)
The gross IRR, net IRR and multiple of invested capital for the Included Funds are calculated based on the European Fund and the Millennium Fund, which represent the funds in the Included Funds that had invested for at least 36 months as of June 30, 2008.

Private Equity Investment Approach

        Our approach to making private equity investments focuses on achieving large multiples of invested capital and attractive IRRs by selecting high-quality investments that may be made at attractive prices, applying rigorous standards of due diligence when making investment decisions, implementing strategic and operational changes that drive value creation in the businesses we acquire, carefully monitoring investments and making informed decisions when developing investment exit strategies. We believe that we have achieved a leading position in the private equity industry by applying a disciplined investment approach and by building strong partnerships with highly motivated management teams who put their own capital at risk. When making private equity investments, we seek out large capitalization companies with strong business franchises, attractive growth prospects, defensible market positions and the ability to generate attractive returns. We do not participate in "hostile" transactions that are not supported by a target company's board of directors.

        We believe, many of our portfolio companies have a defensive outlook and are comparatively well positioned for the current economic cycle. Examples of these companies include Energy Future Holdings (the largest producer of energy in Texas and an operator in both competitive and regulated utility markets); First Data Corporation (a leading provider of electronic commerce and payment solutions for merchants, financial institutions and card issuers with operations in 38 countries); HCA (the largest investor-owned health care services provider in the United States); Alliance Boots (an international pharmacy-led health and beauty group operating in more than 15 countries); and Dollar General (a distributor of low-price, everyday items with more than 8,000 stores in 35 states).

Sourcing and Selecting Investments

        We have access to significant opportunities for making private equity investments as a result of our sizeable capital base, our global infrastructure and our relationships with leading executives from major companies, commercial and investment banks and other investment and advisory institutions including by our own estimate chief executives and directors of two-thirds of the companies in the S&P 500 and the Global S&P 100. Members of our global network frequently contact us with new investment opportunities, including a substantial number of exclusive investment opportunities and opportunities that are made available to only a very limited number of other firms, which has generated substantial deal flow for us. We also proactively pursue business development strategies that are designed to generate deals internally based on the depth of our industry knowledge and our reputation as a leading financial sponsor.

        To enhance our ability to identify and consummate private equity investments, we have organized our private equity professionals in industry-specific teams that focus on the nine industry sectors in which we are most active: chemicals; consumer products; energy and natural resources; financial services; health care; industrial; media and communications; retail and technology. Our industry teams work closely with operational consultants from KKR Capstone and our senior advisors to identify businesses that we can grow and improve. These teams conduct their own primary research, develop a list of industry themes and trends, identify companies and assets in need of operational improvement and seek out businesses and assets that will benefit from our involvement. These industry teams possess a detailed understanding of the economic drivers, opportunities for value creation and strategies that can be designed and implemented to improve companies across the industries in which we invest. Former operating executives have recently joined our firm to augment our industry teams and lend an additional operating perspective to our investment analyses.

        We believe that our industry-specific expertise provides us with important proprietary investment opportunities and provides us with a significant advantage when investing in more complex and regulated industries, such as banking, insurance and power generation and transmission. Utilizing our insights and industry contacts to access new markets or target strategic acquisitions also helps us when we work with management teams to develop value-creating strategies and, in some instances, can lead to additional revenue opportunities for our portfolio companies.

Due Diligence and the Investment Decision

        When an investment team determines that an investment proposal is worth consideration, the proposal is formally presented to our private equity investment committee and the due diligence process commences. The objective of the due diligence process is to identify attractive investment opportunities based on the facts and circumstances surrounding an investment and to prepare a framework that may be used from the date of an acquisition to drive operational improvement and value creation. When conducting due diligence, our investment teams evaluate a number of important business, financial, tax, accounting, environmental and legal issues in order to determine whether an investment is suitable. In connection with the due diligence process, our investment professionals spend significant amounts of time meeting with a company's management and operating personnel, visiting plants and facilities and speaking with customers and suppliers in order to understand the opportunities and risks associated with the proposed investment. Our investment professionals also use the services of outside accountants, consultants, lawyers, investment banks and industry experts as appropriate to assist them in this process. These due diligence practices are monitored by our equity investment committee, which must approve an investment before it may be made, and often provide important insights for creating value once an investment is completed.

Building Successful and Competitive Businesses

        When investing in a portfolio company, we partner with world-class management teams to execute on our investment thesis, and we rigorously track performance through regular reporting and detailed operational and financial metrics. We have developed a global network of experienced managers and operating executives who assist our portfolio companies in making operational improvements and achieving growth. We augment these resources with operational guidance from KKR Capstone executives, our senior advisors and our investment teams and with "100-Day Plans" that focus our efforts and drive our strategies. We emphasize efficient capital management, top-line growth, R&D spending, geographical expansion, cost optimization and investment for the long-term.

Realizing Investments

        We have developed substantial expertise for realizing private equity investments. From our inception through June 30, 2008 we generated approximately $60.1 billion of cash proceeds from the sale of our portfolio companies in initial public offerings, secondary offerings, recapitalization, and sales to strategic buyers. When we exit an investment, our objective is to structure the exit in a manner that optimizes returns for investors and, in the case of publicly traded companies, minimizes the impact that the exit has on the trading price of the company's securities. We believe that our ability to successfully realize investments is attributable in part to the strength and discipline of our portfolio management committee and our longstanding relationships with corporate buyers and members of the investment banking and investing communities.

Traditional Private Equity Funds

Overview

        Most of the private equity funds that we sponsor and manage have finite lives and investment periods. These funds are organized as limited partnerships and are controlled by a general partner. Fund investors are limited partners who agree to contribute capital to the fund from time to time for use in qualifying investments during the investment period, which generally lasts up to six years depending on how quickly we are able to deploy the capital. Each fund's general partner is generally entitled to a carried interest that allocates to it 20% of the net profits realized from the fund's investments. The instruments governing our traditional private equity funds include clawback provisions that require the general partner of a fund to repay any excess amounts previously received in respect of its carried interest if, upon liquidation of the fund, the general partner has received carried interest distributions in excess of the amount to which it is entitled under the governing documents of the fund. This feature operates only with respect to the investments of an individual fund and does not provide for netting of gains and losses across funds.

        We enter into management agreements with our traditional private equity funds pursuant to which we generally receive management fees in exchange for providing the funds with management and other services. These management fees are calculated based on the amount of capital committed to a fund during the investment period and thereafter on the cost basis of the fund's investments, which causes the fees to be reduced over time as investments are liquidated. These management fees are paid by our fund investors, who generally contribute capital to the fund in order to allow the fund to pay the fees to us. Our funds generally allocate management fees across individual investments and, as and when an investment generates returns, 20% of the allocated management fee is deducted from the carried interest that we would otherwise receive.

        We also generally enter into monitoring agreements with our portfolio companies pursuant to which we receive periodic monitoring fees in exchange for providing them with management, consulting and other services, and we typically receive transaction fees from portfolio companies for providing them with financial advisory and other services in connection with specific transactions. In some cases, we may be entitled to other potential fees that are paid by an investment target when a potential investment is not consummated. Our traditional private equity fund agreements typically require us to share a portion of any advisory and other potential fees that are allocable to a fund with fund investors in the form of a management fee reduction after reduction for certain expenses. These agreements typically require management fee reductions equal to 80% of the amount of the monitoring, transaction and other potential fees that are reasonably allocable to a fund.

        In addition, the agreements governing our traditional private equity funds enable investors in those funds to reduce their capital commitments available for further investments, on an investor-by-investor basis, in the event certain "key persons" in our investment funds (for example, both of Messrs. Kravis and Roberts) generally cease to actively manage the fund. While these provisions do not allow investors to withdraw capital that has been invested or cause a fund to terminate, the occurrence of a "key man" event could cause disruption in our business, reduce the amount of capital that we have available for future investments and make it more challenging to raise additional capital in the future.

        Because fund investors typically are unwilling to invest their capital in a fund unless the fund's manager also invests its own capital in the fund's investments, our private equity fund documents generally require the general partners of our traditional private equity funds to make minimum capital commitments to the funds. The amounts of these commitments, which are negotiated by fund investors, generally range from 2% to 4% of a fund's total capital commitments at final closing. When investments are made, the general partner contributes capital to the fund based on its fund commitment percentage and acquires a capital interest in the investment that is not subject to a carried interest. Historically, these capital contributions have been funded with cash from operations that otherwise would be distributed to our principals and by our principals.

        In addition, our principals and certain other qualifying employees are permitted to invest and have invested their own capital in side-by-side investments with our traditional private equity funds. Side-by-side investments are investments made on the same terms and conditions as those available to the applicable fund, except that these side-by-side investments are not subject to management fees or a carried interest. We believe that these investments, which require our people to put their own capital at risk, are an important means of our aligning the interests of our people with those of our investors.

        In connection with the Reorganization Transactions, we will not be allocated any of the capital contributions made by the general partners of our funds prior to the completion of the Transactions or any returns generated on those contributions. We will, however, be required to fund the general partners' obligations with respect to future investments and we will record investment income to the extent that those investments generate profits. In addition, we will not acquire any interest in any side-by-side investments in our portfolio companies that our personnel have made alongside our funds.

        To the extent investors in our private equity funds suffer losses resulting from fraud, gross negligence, willful misconduct or other similar misconduct, investors may have remedies against us, our private equity funds, our principals or our affiliates under the federal securities law and state law. While the general partners and investment advisers to our private equity funds, including their directors, officers, other employees and affiliates, are generally indemnified by the private equity funds to the fullest extent permitted by law with respect to their conduct in connection with the management of the business and affairs of our private equity funds, such indemnity does not extend to actions determined to have involved fraud, gross negligence, willful misconduct or other similar misconduct.

        The table below presents information as of June 30, 2008 relating to the traditional private equity funds in which we will acquire a general partner interest as part of the Reorganization Transactions. This data does not reflect acquisitions or disposals of investments, changes in investment values or distributions occurring after June 30, 2008.

	As of June 30, 2008
			Amount					Outstanding Investments
	Investment Period
									Fair Value Allocable to General Partner(7)
Private Equity Fund	Commencement Date(1)	End Date(2)	Committed(3)	% Committed by General Partner	Invested by Fund	Realized(4)	Remaining Cost(5)	Fair Value(6)
	($ in millions)
European Fund III (2008)	3/2008	3/2014	$6,901.4	4.3%	$193.7	—	$193.7	$189.5	$8.4
Asian Fund (2007)	7/2007	7/2013	4,000.0	2.5%	564.0	—	564.0	628.0	28.2
2006 Fund	9/2006	9/2012	17,642.1	2.1%	11,987.1	—	11,987.1	12,737.0	444.0
European Fund II (2005)	11/2005	11/2011	5,751.5	2.1%	5,681.5	$563.1	5,465.1	5,129.5	44.0
Millennium Fund (2002)	12/2002	12/2008	6,000.0	2.5%	5,866.4	5,021.0	4,874.1	5,592.4	304.2
European Fund (1999)	12/1999	12/2005	3,085.4	3.2%	3,085.4	5,592.6	1,130.1	2,203.6	292.6

(1)
The commencement date represents the date on which the general partner of the applicable fund commenced investment of the fund's capital.

(2)
The end date represents the date on which the general partner of the applicable fund was or will be required by the fund's governing agreement to cease making investments on behalf of the fund, unless extended by a vote of the fund investors.

(3)
The amount committed represents the aggregate capital commitments to the fund, including capital commitments by third-party fund investors and the general partner. We have converted the amounts committed into U.S. dollars based on (i) the foreign exchange rate at the date of purchase for each investment and (ii) the exchange rate that prevailed on June 30, 2008, in the case of unfunded commitments.

(4)
The amount realized represents the amount of capital actually realized by the fund through disposition of and income from investments as of June 30, 2008.

(5)
Remaining cost represents the amount of capital invested by the applicable fund to acquire its unrealized investments that has not been returned to investors through disposition of investments or otherwise.

(6)
Fair value represents our determination of the fair value of the applicable fund's unrealized investments. Please see "Private Equity Valuations and Related Data" for a discussion of the valuation methodologies we employ in making such determinations.

(7)
Fair value applicable to general partner represents that portion of a fund's fair value that is allocable to its general partner as a result of (i) the general partner's capital commitment to the fund and (ii) the general partner's right to carried interest.

Global Private Equity Funds

        Our global private equity funds make private equity investments that we source worldwide, but focus most of their investment activities in North America. These funds generally participate in all investments that we source for our European and Asian private equity funds based on allocation criteria set forth in the agreement governing the funds. In connection with the Transactions, we will acquire interests in the general partners of our two most recent global private equity funds: the Millennium Fund and the 2006 Fund. The 2006 Fund is one of the largest private equity funds ever raised.

        The Millennium Fund received $6.0 billion of capital commitments as of its final closing, of which $5.9 billion had been invested as June 30, 2008. The 2006 Fund received $17.6 billion of capital commitments as of its final closing, of which $12.0 billion had been invested as of June 30, 2008 and $5.6 billion remained available for future investments. Collectively, these funds had outstanding investments in 44 portfolio companies operating in 14 different industry sectors. These investments had a fair value of $18.3 billion and a remaining cost of $16.9 billion as of June 30, 2008.

European Private Equity Funds

        Our European private equity funds make private equity investments that we source in Europe, although they are permitted to make investments in other jurisdictions (but generally not the United States and Canada). In connection with the Transactions, we will acquire interests in the general partners of each of our European private equity funds: the European Fund, the European Fund II and the European Fund III.

        The European Fund and the European Fund II received $3.1 billion and $5.8 billion of capital commitments as of their respective final closings. All of the capital commitments made to the European Fund have been invested, and $5.7 billion of the capital commitments made to the European Fund II have been invested. The European Fund III, which held an initial closing in the first quarter of 2008, had received an aggregate of $6.9 billion of capital commitments as of June 30, 2008, of which $0.2 billion had been invested and $6.7 billion remained available for future investments. Collectively, our European private equity funds had outstanding investments in 18 portfolio companies operating in 9 different industry sectors as of June 30, 2008. These investments had a fair value of $7.5 billion and a remaining cost of $6.8 billion as of such date.

Asian Private Equity Fund

        Our Asian Fund is our first private equity fund that is dedicated to making investments in the Asia-Pacific region, and we will acquire interests in the general partner of this fund in connection with the Transactions. The fund received $4.0 billion of capital commitments as of its final closing, of which $564.0 million had been invested and $3.4 billion remained available for future investments as of June 30, 2008. The fund had outstanding investments in four portfolio companies operating in three different industry sectors as of June 30, 2008. These investments had a fair value of $628.0 million and a remaining cost of $564.0 million as of such date.

Legacy Private Equity Funds

        The investment period for each of the 1987 Fund, the 1993 Fund and the 1996 Fund has ended. Because the general partners of these funds are not expected to receive meaningful proceeds from further realizations, we will not acquire general partner interests in them in connection with the Transactions. We will, however, continue to provide the legacy funds with management and other services until their liquidation. While we do not expect to receive meaningful fees for providing these services, we do not believe that the ongoing administration of the funds will interfere with our operations or cause us to incur any material costs.

KPE

        KPE is a Euronext Amsterdam-listed permanent capital vehicle that has historically focused primarily on making private equity investments in our portfolio companies and funds but has the flexibility to make other types of investments, including in fixed income and public equity. All of KPE's investments are made through a lower-tier partnership, which we refer to as the Acquired KPE Partnership, of which KPE is the sole limited partner. KPE's only material assets are the interests that it holds in the Acquired KPE Partnership.

        Pursuant to the purchase and sale agreement that we have entered into with KPE, we have agreed to acquire all of the assets of KPE, including all of its interests in the Acquired KPE Partnership, and assume all of the liabilities of KPE and its general partner, in exchange for our common units and CVIs. We intend to manage assets acquired from KPE separately from our private equity and fixed income segments and account for them in a newly created reportable business segment referred to as our principal segment. The assets that we will acquire will provide us with a significant source of capital to further grow and expand our business, increase our participation in our existing portfolio of businesses and further align our interests with our investors and other stakeholders. See "The KPE Transaction" and "KKR's Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Segments—Principal."

        From the commencement of KPE's operations on May 10, 2006 through June 30, 2008, the Acquired KPE Partnership generated a net loss of $175.2 million and made $98.1 million of distributions, and the net assets of the Acquired KPE Partnership that were allocable to fund investors decreased by $273.3 million to $4.6 billion as of June 30, 2008. Excluding temporary investments, the Acquired KPE Partnership's outstanding investments had a fair value of $5.4 billion as of June 30, 2008, of which 70% was attributable to investments in North America, 24% was attributable to investments in Europe and 6% was attributable to investments in Asia. The following table presents information concerning the cost basis and unrealized value of these investments as of the date indicated.

	June 30, 2008
Investment Type	Cost Basis	Fair Value of Investments Unrealized Value
Private equity(1)	$5,279	$5,025

Fixed income(2)	337	290

Public equity	70	54

Total	$5,686	$5,369

Note:

(1)
Private equity investments consist of (i) interests in the European Fund, the Millennium Fund, the European Fund II, the 2006 Fund, KKR Asian Fund and the European Fund III; (ii) co-investments in 13 of our portfolio companies: HCA, Alliance Boots, Energy Future Holdings, Dollar General, The Nielsen Company, NXP, Biomet, First Data Corporation, Capmark Financial, KION Group, US Foodservice, PagesJaunes Groupe and ProSiebenSat.1 Media; and (iii) negotiated equity investments in Sun Microsystems, Orient Corporation and Aero Technical Support & Services.

(2)
Fixed income investments consist of an interest in the KKR Strategic Capital Institutional Funds and a direct investment in a fixed income investment.

        In order to maximize the amount of capital deployed at any time, KPE adopted an over-commitment approach for making investments through the Acquired KPE Partnership. As of June 30, 2008, the Acquired KPE Partnership had committed to fund $991 million of equity invested in our future private equity transactions.

Other Private Equity Products

        In addition to our private equity funds, we have recently developed a number of innovative private equity products and investment structures to allow a broader base of investors to participate in our deals and increase the amount of capital that we may commit to transactions, grow our AUM and capture additional income streams. These products also help us avoid partnering with large consortia of private equity firms and thereby allow us to retain greater operational and economic control over our portfolio companies.

Co-Investment Structures

        The proportion of equity used to finance leveraged buyouts has increased significantly in recent years, creating significant opportunities to offer co-investment opportunities to both fund investors and other third parties. We have capitalized on this opportunity by building out our capital markets and distribution capabilities and creating co-investment structures that allow us to syndicate a portion of the equity that we use to finance acquisitions. Our co-investment structures include non-carry yielding co-investment vehicles as well as carry-yielding co-investment vehicles that allow us to capture a greater share of the economics generated by our transactions. In connection with the Transactions, we will acquire interests in all of the carry-yielding co-investment vehicles that we have established.

Principal Protected Private Equity Product

        The principal protected private equity product allows investors who value downside protection or are limited in their ability to invest directly in private equity, such as financial institutions that are subject to capital adequacy requirements, to obtain exposure to private equity transactions by investing in securities that are principal protected and financially guaranteed by a financial institution with a long-term credit rating of "AA" from S&P and "Aa1" from Moody's. The entities we manage underlying principal protected private equity product was launched on November 30, 2007 and invests in (i) several co-investment vehicles that we sponsor, (ii) KPE, (iii) public market investments that we identify and (iv) a U.S. Treasury bond index, which is used to facilitate capital preservation. We will acquire the general partner interests in the principal protected private equity product in connection with the Transactions.

        The principal protected private equity product has a maturity of 14 years. Investors are permitted to redeem a portion of their interests in the product during annual redemptions beginning at the end of the tenth year. We earn a management fee generally equal to between 1.25% and 1.5% of the NAV of the product (excluding the U.S. Treasury bond index), less any management fees that are paid to a fund in which the product invests, and the financial guarantor earns a "wrap" fee equal to 1.5% of the capital invested in the product. We are entitled to receive a 20% carried interest on the net realized returns generated on co-investments as well as incentive distributions that allocate 20% of the appreciation in the public market investments, subject to a "high-water" mark.

Fixed Income

        We believe the experience of our people, our global platform and our ability to effectively adapt our investment strategies to different market conditions allow us to capitalize on investment opportunities throughout a company's capital structure. Commencing in 2004, we began to actively pursue debt investments as a separate asset class and, through KFI, we now sponsor and manage a group of private and publicly traded fixed income funds, structured finance vehicles and managed accounts that focus on corporate debt investments. Our fixed income funds consist of KFN, an NYSE listed specialty finance company, and the KKR Strategic Capital Funds, which consist of three side-by-side entities that invest primarily in corporate debt of performing and non-performing companies.

        As of June 30, 2008, our fixed income segment had $13.1 billion of AUM, including $2.0 billion of AUM at KFN, $1.1 billion of AUM at the KKR Strategic Capital Funds, which consist of three side-by-side entities, and $10.0 billion of AUM at structure finance vehicles. We earn management fees for managing our fixed income funds based on the amount of capital under management in the funds as well as incentive fees based on the performance of the funds' investments. We have a right to earn management fees for managing our structured finance vehicles based on the amount of investments under management within each vehicle. Our managed account platform generally provides for the payment of fees that vary based on the nature of the investment program.

        The following chart presents the growth in the AUM of our fixed income segment from the commencement of operations through June 30, 2008.

Fixed Income Experience

        We commenced our fixed income operations in August 2004 with the formation of KFN in order to develop a permanent capital base, diversify our operations and capture opportunities to make debt investments. In connection with the formation of KFN, we hired additional investment professionals with significant experience evaluating and managing debt investments, including investments in corporate loans and debt securities, residential mortgage investments and other fixed income products, and we built a platform for identifying, assessing, executing, monitoring and realizing debt investments. In October 2006, we launched the KKR Strategic Capital Funds, three private side-by-side fixed income funds. To continue this growth, we are currently expanding our debt operations in both Europe and Asia and have recently created a separately managed account platform for fixed income investors.

        When considering the data for our fixed income funds, you should bear in mind that the historical results of our fixed income funds are not indicative of the future results that our funds may achieve and that the unrealized values presented herein may not be realized in the future. As described below under "—KFN," in May 2007 KFN consummated a restructuring plan that significantly affected the allocation of the fund's investments among various asset classes and impacted its results. In addition, unlike most of our private equity funds, our fixed income funds invest in a wide variety of asset classes, which may generate a broad range of yields and cause future results to differ from time to time based on relative asset allocations. Apart from these structural factors, the global financial markets have recently experienced considerable declines in the valuations of equity and debt securities, an acute contraction in the availability of credit and the failure of a number of leading financial institutions. As a result, the U.S. economy has experienced and continues to experience significant declines in employment, household wealth, and lending. These and related developments may further adversely affect our fixed income business, including by jeopardizing the financial stability of companies in whose debt securities our fixed income funds have invested.

Fixed Income Investment Approach

        Our approach to making debt investments focuses on creating investment portfolios that generate attractive leveraged risk-adjusted returns on invested capital by using leverage, allocating capital across multiple asset classes, selecting high-quality investments that may be made at attractive prices, applying rigorous standards of due diligence when making investment decisions, subjecting investments to regular monitoring and oversight and making buy and sell decisions based on price targets and relative value parameters. We employ both "top-down" and "bottom-up" analyses when making debt investments. Our top-down analysis involves a macro analysis of relative asset valuations, long-term industry trends, business cycles, interest rate expectations, credit fundamentals and technical factors to target specific industry sectors and asset classes in which to invest. Our bottom-up analysis includes a rigorous analysis of the credit fundamentals and capital structure of each credit considered for investment and a thorough review of the impact of credit and industry trends and dynamics and dislocation events on such potential investment.

Sourcing and Selecting Investments

        We source debt investment opportunities through a variety of channels, including our internal deal generation strategies and our access to a global network of contacts at major companies and corporate executives, commercial and investment banks, financial intermediaries and other investment and advisory institutions. Our fixed income funds are also regularly provided with opportunities to invest in debt that our portfolio companies incur in connection with our private equity investments. These opportunities may be significant. As of June 30, 2008, our fixed income funds held investments totaling $5.2 billion in senior and subordinated corporate loans, bridge loans and debt securities of our portfolio companies.

Due Diligence and the Investment Decision

        Once a potential investment has been identified, our fixed income professionals screen the opportunity and make a preliminary determination concerning whether we should proceed with a due diligence investigation. When evaluating the suitability of a debt investment, we employ a relative value framework and subject the investment to a rigorous credit analysis. Our review considers, among other things, pricing terms, expected returns, credit structure, credit ratings, historical and projected financial data, the company's competitive position, the quality and track record of the company's management team, margin stability and industry and company trends. Our fixed income professionals use the services of outside accountants, consultants, lawyers, investment banks and industry experts as appropriate to assist them in the due diligence process and, when relevant and permitted, leverage the knowledge and experience of our private equity professionals. These due diligence practices are monitored by our fixed income investment committee, which must approve an investment before it may be made.

Monitoring Investments

        We monitor our portfolios of debt investments using daily, quarterly and annual analyses. Our daily analyses includes morning market meetings, industry and company pricing runs, industry and company reports and discussions with our private equity investment professionals on an as-needed basis. Our quarterly analyses include the preparation of quarterly operating results, reconciliations of actual results to projections, updates to financial models (baseline and stress cases) and reviews of portfolios of debt by our fixed income investment committee. Our annual analyses involve preparing annual credit memoranda, conducting internal audits and testing compliance with monitoring and documentation requirements.

KFN

Overview

        KFN is a specialty finance company that commenced operations in July 2004 to invest in a broad range of investments. It is traded on the NYSE under the symbol "KFN" and, through June 30, 2008, had issued approximately $2.5 billion of common shares to investors through public and private offerings. Approximately $181.2 million of this capital was contributed by our principals in their personal capacity. We have received restricted shares and options from KFN (representing 1.6% of KFN's equity on a fully diluted basis as of June 30, 2008) as part of the consideration paid to us for providing management services. Such equity has been allocated to our personnel and will not be acquired in connection with the Transactions. While KFN is managed by us, it is not consolidated in KKR's combined financial statements due to the fact that is not under the common control of our senior principals or required to be consolidated as a variable interest entity.

Management and Incentive Fees

        We have entered into a services agreement with KFN pursuant to which we have agreed to provide it with management and other services. In exchange for providing these services, we are entitled to receive:

  •
  a monthly base management fee of 1.75% that is computed based on KFN's equity (which generally is calculated as the sum of the aggregate net proceeds from (i) the issuance of its common or preferred shares, (ii) the sales of trust preferred securities issued after June 15, 2007, (iii) the sales of any securities convertible into common shares or any other securities classified as "equity" and pre-approved by KFN's board of directors and (iv) the sales of any securities that do not constitute indebtedness on its financial statements according to GAAP, in each case deducting any underwriting discounts, commissions, retained earnings (less repurchased or repaid securities classified as "equity") and other expenses and costs relating to the issuance or sales. This calculation will be adjusted to exclude non-cash charges approved by a majority of KFN's independent directors and discussed with us as well as special one-time events pursuant to changes in GAAP); and

  •
  a quarterly incentive fee that is generally equal to the amount by which KFN's (i) net income (before incentive fees and stock-based compensation expenses) per weighted average share of its common stock for the quarter exceeds (ii) an amount equal to (A) the weighted average price at which its common stock was issued multiplied by the (B) the greater of (1) 2% and (2) 0.5% plus one-fourth of the average of the weekly average yield to maturity for 10-year Treasury securities during the quarter.

        Our services agreement with KFN will automatically be renewed for successive one-year terms following December 31, 2007 unless the agreement is terminated in accordance with its terms. The management agreement provides that KFN may terminate the agreement only if:

  •
  the termination is approved at least 180 days prior to the expiration date by at least two-thirds of KFN's independent directors or by the holders of a majority of the outstanding shares of KFN's common stock and the termination is based upon (i) a determination that our performance has been unsatisfactory and materially detrimental to KFN or (ii) a determination that the management and incentive fees payable to us are not fair (subject to our right to prevent a termination by reaching an agreement to reduce our management and incentive fees), in which case a termination fee is payable to us; or

  •
  our subsidiary that manages KFN experiences a "change of control" or we materially breach the provisions of the agreement, engage in certain acts of willful misconduct or gross negligence, become bankrupt or insolvent or are dissolved, in which case a termination fee is not payable to us.

        KFN uses structured finance vehicles to provide term financing for its investments. In connection with these transactions, we have entered into collateral management agreements with the structured finance vehicles where we earn a management fee for providing management services. As of June 30, 2008, we have permanently waived approximately $49.2 million in management fees. We evaluate such waivers on a quarterly basis and do not expect to waive all such management fees in the future.

Investment Activities

        KFN's investment activities have historically been influenced by its original election to be taxed as a REIT, which initially required it to hold a significant amount of residential mortgage loans and mortgage-backed securities on its statement of financial condition. Consistent with its strategy, while a REIT, KFN used investments in corporate debt and equity and applied varying degrees of leverage to enhance returns. As described below, on May 4, 2007, KFN reorganized as a limited liability company, which now permits it to invest up to 100% of its investments in corporate loans and debt securities and equity securities.

        As of June 30, 2008, KFN's investment portfolio included multiple asset classes and industries. The following table presents information concerning the amortized cost and fair value of these investments by asset class as of the date indicated.

	As of June 30, 2008
Investment Type	Amortized Cost Basis	Fair Value
	($ in millions)
Corporate loans and debt securities	$10,082.5	$9,314.0
Marketable equity securities	28.2	17.7
Non-marketable equity securities	20.1	20.1
Residential mortgage-backed securities(1)	368.3	315.2

Total	$10,449.1	$9,667.0

(1)
Amount reflects KFN's ownership of mortgage-backed securities and excludes $3.4 billion of residential mortgage loans consolidated by KFN in accordance with GAAP.

        KFN reported net income of $37.6 million, or $0.26 per diluted common share outstanding, and net income of $51.5 million, or $0.39 per diluted common share outstanding, for the three and six months ended June 30, 2008, respectively, as compared to $53.0 million, or $0.65 per diluted common share outstanding, and net income of $101.4 million, or $1.24 per diluted common share outstanding, for the three and six months ended June 30, 2007, respectively. KFN reported a net loss for the year ended December 31, 2007 of $100.2 million, or a loss of $1.11 per diluted common share outstanding, as compared to net income of $135.3 million, or $1.68 per diluted common share outstanding, and $55.1 million, or $0.90 per diluted common share outstanding, for the years ended December 31, 2006 and 2005, respectively. As of June 30, 2008, KFN had shareholders' equity of $1.9 billion and total investments of $10.5 billion.

Restructuring of KFN from a REIT; Diversification of Investments

        In May 2007, KKR Financial Corp. consummated the implementation of a restructuring plan pursuant to which shares of common stock in KKR Financial Corp. were exchanged for common shares in KFN, which became the parent company of KKR Financial Corp. following the exchange. The purpose of the restructuring was to provide KFN with the flexibility to reallocate a significant portion of its capital to non-real estate investments, such as corporate loans and debt securities and marketable and non-marketable equity investments. Compared to real estate investments, these types of investments historically have generated significantly greater returns on equity for KFN.

        In connection with the restructuring described above and its efforts to reduce its real estate-related investments, KFN announced on August 15, 2007 the sale of approximately $5.2 billion of residential mortgage loans and terminated related interest rate swaps, which sale resulted in a net loss to KFN of approximately $36.4 million. On October 18, 2007, KFN announced that its REIT subsidiary, KKR Financial Corp., consummated the restructuring of its non-recourse asset-backed secured liquidity note facilities. In March 2008, KFN entered into an agreement with the secured liquidity noteholders to terminate the secured liquidity note facilities and return all of the residential mortgage-backed securities funded by the secured liquidity notes to the noteholders. Charges related to the restructuring of these facilities totaled approximately $249.2 million. Separately, on March 31, 2008, KFN agreed to sell to Rock Capital 2 LLC a controlling interest in the REIT subsidiary. This sale closed on June 30, 2008 and did not result in either a gain or loss.

KKR Strategic Capital Funds

Overview

        The KKR Strategic Capital Funds consist of three side-by-side funds that make investments primarily in corporate debt and marketable and non-marketable equity securities. Investors in these funds consist of equity holders who had previously contributed an aggregate of $1.3 billion of capital to the side-by-side funds as of June 30, 2008. These include $91.4 million of capital contributed by our investment professionals in their personal capacity and $175.0 million of capital contributed by KPE.

        Each of the individual funds comprising the KKR Strategic Capital Funds has a perpetual life and investment period and is permitted to reinvest its capital and earnings. Fund investors are entitled to have their equity returned to them through redemptions of their equity interests (at prices based on the relevant individual fund's prevailing NAV) only after the expiration of an applicable lock-up period or upon the occurrence of certain other redemption events. The lock-up period is at least 25 months from the date of the capital contribution in the case of investors who have agreed to pay higher management and incentive fees and 60 months from the date of the capital contribution in the case of investors who have agreed to pay lower fees and carried interests, as described below. Each individual fund generally has the ability to limit the amount of equity that may be redeemed at any time to interests representing no more than 15% of its NAV at such time, and fund investors are required to comply with certain notice provisions in order to redeem their equity.

        The governing agreements of the KKR Strategic Capital Funds enable investors in those funds to withdraw all or any portion of their capital accounts, on an investor-by-investor basis, in the event certain "key persons" in these funds (specifically, any two of the three lead investment professionals for the funds, or both of Messrs. Kravis and Roberts) generally cease to actively manage the fund. Even if capital is not withdrawn, a key man event could cause disruption in our business and make it more challenging to raise additional capital in the future.

        A withdrawal of capital through redemptions, in the event of the departure of key persons or otherwise would likely have a negative impact on our revenue, net income and cash flow.

Management and Incentive Fees

        We have entered into management agreements with each side-by-side fund comprising the KKR Strategic Capital Funds pursuant to which we have agreed to provide the fund with management and other services. With respect to each fund, we generally are entitled to receive from each investor (i) a monthly management fee that is equal to a specified percentage of the NAV of the fund allocable to such investor and (ii) an annual incentive fee or carried interest that is equal to a specified percentage of the increase in the NAV of the fund that is allocable to such investor, subject to a high-water mark. These specified percentages vary between investors depending on the lock-up periods to which they have agreed.

        Our management agreements with the funds comprising the KKR Strategic Capital Funds will automatically be renewed for successive one-year terms unless the agreements are terminated in accordance with their terms.

Investment Activities

        The KKR Strategic Capital Funds' investment activities focus primarily on the debt and equity of performing and non-performing companies, including leveraged bank loans, high-yield bonds, subordinated bonds, mezzanine bonds, preferred stock and marketable and non-marketable equity instruments. As of June 30, 2008, the funds' outstanding investments were diversified across over thirty industries and had an aggregate fair value of $2.2 billion, of which 77% was attributable to investments in

North America, 17% was attributable to investments in Europe and 4% was attributable to investments in Asia. The following table presents information concerning the cost and fair value of these investments.

	As of June 30, 2008
Investment Type
	Cost Basis	Fair Value
	($ in millions)
Corporate loans	$1,154.1	$966.9
Corporate debt securities	392.4	358.3
Collateralized loan obligation notes of affiliates	605.2	602.1
Marketable equity securities	9.7	3.8
Non-marketable equity securities	24.8	47.3
Other asset classes(1)	25.4	33.2

Total	$2,211.6	$2,011.6

(1)
Other asset classes consist primarily of credit default swaps where the KKR Strategic Capital Funds have either purchased or sold protection.

        From the period since their inception in October 2006 through June 30, 2008, the KKR Strategic Capital Funds had an annualized gross IRR of 7.1% and an annualized IRR, net of expenses, of 3.9%. This compares to annualized benchmark returns for the Lehman Aggregate Bond Index of 5.3% and the Merrill Lynch High Yield Index of 2.9% for the same period.

Managed Account Platform

        We recently launched a managed account platform to manage the assets of individual investors in a manner tailored to their specific investment objectives and needs. Our managed account platform generally provides for the payment of fees that vary based on the nature of the investment program. Subsequent to June 30, 2008, we have received $3.0 billion of commitments for this platform, and we are seeking to raise additional capital from both new and existing investors, including investors in our private equity funds and fixed income funds. We believe that through this initiative we can further leverage the expertise and intellectual capital in our fixed income and private equity businesses to capture additional income streams while addressing the specific investment needs of our existing and future investor base.

Capital Markets Activities

        Within each of our private equity and fixed income segments, we carry out capital markets activities that support our asset management business, increase our investable capital, improve our margins and allow us to capture additional income streams. These activities capitalize on our natural sourcing opportunities and include raising additional capital for our funds, providing capital markets advice, structuring new investment products and placing, arranging or underwriting equity and debt transactions for our portfolio companies and public vehicles. We believe that these activities are particularly attractive in the current economic environment as they facilitate the sourcing of capital from non-traditional sources and allow us to take greater control over both the capital formation process and the manner in which we exit investments.

        We have hired a number of experienced professionals with long-standing investor relationships and industry experience to help us build our capital markets business. We have also obtained broker-dealer licenses in the United States and the United Kingdom, which allow us to engage in a broad range of capital markets and distribution activities, and a more limited license in Japan that allows us to raise capital for our funds. Our broker-dealer license in the United Kingdom allows us to operate broadly in the European Economic Area under European passporting regulations. See "—Regulation."

        Today, our capital markets activities are focused on our funds, our portfolio companies and our private equity and fixed income segments. Our capital markets activities primarily supplement our existing capital-raising capabilities and the underwriting and advisory services that our funds and portfolio companies currently receive from large investment banks. Our capital markets professionals also focus on developing new products that we believe will allow us to attract new investors to the various asset classes that we manage. Following the completion of the Transactions, our capital markets professionals will act as additional resources for managing some of the assets acquired from KPE. Over time, we may expand our business and grow our capabilities in a manner that further complements our business activities.

Cautionary Note Regarding Historical Fund Performance

        The historical results for our private equity and fixed income funds included above may not be indicative of the future results that you should expect from us, which could negatively impact the fees and incentive amounts received by us from such funds. In particular, our funds' future results may differ significantly from their historical results for the following reasons:

  •
  the rates of returns of our funds reflect unrealized gains as of the applicable valuation date that may never be realized, which may adversely affect the ultimate value realized from those funds' investments;

  •
  you will not benefit from any value that was created in our funds prior to the Transactions to the extent such value has been realized and we may be required to repay excess amounts previously received in respect of carried interest in our funds if, upon liquidation of the fund, we have received carried interest distributions in excess of the amount to which we were entitled;

  •
  future performance of our funds will be affected by macroeconomic factors, including negative factors arising from recent disruptions in the global financial markets that were not prevalent in the periods relevant to the return data above;

  •
  in recent historical periods, the rates of returns of some of our funds have been positively influenced by a number of investments that experienced a substantial decrease in the average holding period of such investments and rapid and substantial increases in value following the dates on which those investments were made; those trends and rates of return may not be repeated in the future, especially given that recent disruptions in the global financial markets have increased the difficulty of successfully exiting private equity investments;

  •
  our funds' returns have benefited from investment opportunities and general market conditions that may not repeat themselves, including favorable borrowing conditions in the debt markets that have since deteriorated significantly, thereby increasing both the cost and difficulty of financing transactions, and there can be no assurance that our current or future funds will be able to avail themselves of comparable investment opportunities or market conditions or that such market conditions will continue; and

  •
  the results of our fixed income segment are impacted by the performance of the fixed income funds we manage. Recent disruptions in the credit markets may further adversely impact the performance of these funds, which would reduce our management fees because these fees are based in part on the NAV of these strategy funds. Additionally, reduced profitability or losses realized by the fixed income funds reduce or eliminate incentive fees earned by our fixed income segment;

  •
  the rates of return reflect our historical cost structure, which may vary in the future due to various factors described elsewhere in this prospectus and other factors beyond our control, including changes in laws; and

  •
  we may create new funds and investment products in the future that reflect a different asset mix in terms of allocations among funds, investment strategies, and geographic and industry exposure.

Our Strategic Growth Initiatives

        Having organically grown our fixed income business from 2 executives and $800 million of AUM in 2004 to more than 70 people and over $13.1 billion of AUM as of June 30, 2008, we have experience in identifying and branching out into new lines of business that naturally flow from our core competency. We are currently pursuing opportunities to develop additional lines of business and create new investment structures that will allow us to apply our business approach to a broader range of asset classes in a manner that benefits our firm, our investors and other stakeholders. We believe that our expansion into these areas represents a natural next step in the evolution of our firm and will allow us to grow our AUM, generate additional income and capitalize on the global platform, infrastructure, industry knowledge, operational experience and intellectual capital of our firm.

Infrastructure

        We recognize the important role that infrastructure plays in the growth of both developed and developing economies, and we believe that the global infrastructure market provides an opportunity for our unique combination of private investment, operational improvement and public affairs skills. Accordingly, in May 2008, we announced plans to begin a new initiative to invest in infrastructure assets on a global basis. We believe that this initiative is an extension of our private equity business, building on the significant expertise we have established by managing investments in large, complex and regulated businesses and our record of driving operational improvements in a wide range of industries. We are currently building an investment team to focus specifically on global infrastructure opportunities. We have engaged a new senior advisor for this effort, and we expect to identify other highly experienced professionals and operating executives who, along with existing professionals and senior advisors, will support this initiative. The team, which will have a presence in the United States, Europe and Asia, will collaborate with our other industry teams worldwide

        We believe that by extending our platform to infrastructure investments and by applying the skill set that we have developed over our 32-year history, we are well-positioned to generate attractive risk-adjusted returns and create significant value in connection with infrastructure investments. We will manage our new infrastructure business in a manner similar to our private equity business. Our objective is to make selective investments in infrastructure businesses and assets on a global basis where we can apply our operational and public affairs expertise to generate additional value. We expect that our infrastructure strategy will generate investment returns through both income and capital appreciation. Investments are expected to focus on energy, waste and wastewater, transportation and telecommunications assets but may also include social infrastructure and infrastructure-related assets. We anticipate investing through concession agreements or by outright purchase principally in brownfield assets and may undertake greenfield projects in a minority of circumstances. We expect to generally structure our investments in the form of equity and equity-related securities but we may also consider debt-related securities. We will generally seek to acquire majority ownership in assets or companies to insure strategic influence over the investment. The predominant emphasis will be on infrastructure investments in OECD economies; however, certain BRIC countries, such as India and China, may also be considered.

Mezzanine

        Mezzanine financing represents a hybrid of debt and equity. Mezzanine financing has become an increasingly attractive form of investment in recent years, and interest in mezzanine products has grown considerably given the favorable position of mezzanine in the capital structure and the historically attractive risk-reward characteristics of mezzanine investments. Given these characteristics of mezzanine financing, the returns that it can generate and its presence in the leveraged loan market, we believe that expanding into mezzanine products will allow us to take advantage of synergies with our existing fixed income and private equity businesses.

        We intend to conduct our mezzanine operations globally, focusing on making privately negotiated investments in the mezzanine securities of large, global companies. These mezzanine securities are expected to include senior notes, subordinated debt or preferred stock with some form of equity participation. We believe our differentiated sourcing capabilities combined with a world-class team of mezzanine investment professionals will make us a valuable partner in mezzanine finance. We expect that our cash interest will be a primary component of anticipated returns; however, other security features including payment-in-kind interest, warrants, transaction fees and equity co-investments may also drive performance. We may take concentrated positions where we have a distinct competitive information and access advantage. Our approach to making and monitoring investments will be consistent with our other businesses, using industry teams, a global investment committee, a disciplined investment process and rigorous portfolio management and credit analysis.

Other Opportunities

        We believe that other asset classes, including public equity and real estate, will present additional growth opportunities for us over the longer-term. We also intend to develop additional investment products and structures that allow us to access a broader base of investors and manage their assets in a manner that is tailored to their investment needs and objectives. Examples of our new products initiatives include the launching of a managed account platform for fixed income investors and the development of our principal protected private equity product, which provides investors who have regulatory capital constraints with improved access to our private equity investments.

Competition

        We compete with other alternative asset managers for both investors and investment opportunities. Our competitors consist primarily of sponsors of public and private investment funds, business development companies, investment banks, commercial finance companies and operating companies acting as strategic buyers. We believe that competition for investors is based primarily on investment performance; business reputation; the duration of relationships with investors; the quality of services provided to investors; pricing; and the relative attractiveness of the types of investments that have been or are to be made. We believe that competition for investment opportunities is based primarily on the pricing, terms and structure of a proposed investment and certainty of execution.

        Some of the entities that we compete with as an alternative asset manager have greater financial, technical, marketing and other resources and more personnel than we do, and some of the entities that we compete with when managing fixed income and other asset classes may have longer operating histories, more established relationships or greater experience than we have with respect to those types of investments. Several of our competitors also have recently raised, or are expected to raise, significant amounts of capital and have investment objectives that are similar to the investment objectives of our funds, which may create additional competition for investment opportunities. Some of these competitors may also have lower costs of capital and access to funding sources that are not available to us, which may create competitive disadvantages for us when sourcing investment opportunities. In addition, some of these competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider range of investments and to bid more aggressively than us for investments. Strategic buyers may also be able to achieve synergistic cost savings or revenue enhancements with respect to a targeted portfolio company, which may provide them with a competitive advantage in bidding for such investments.

        We expect to compete as a capital markets business primarily with investment banks and independent broker-dealers in the United States, Europe and Asia and intend to focus our capital markets activities initially on our funds, our portfolio companies and our private equity and fixed income businesses. While we intend to target customers with whom we have an existing relationship, we expect that those customers will have pre-existing relationships with our competitors, many or all of whom will have access to competing securities transactions, greater financial, technical or marketing resources or more established reputations than us. The limited operating history as a capital markets business could make it difficult for us to compete with established broker-dealers, participate in capital markets transactions of unaffiliated issuers or successfully grow our capital markets business over time.

Employees

        We believe that one of our primary strengths and a principal reason for our success is the quality and dedication of our people. As of June 30, 2008, we employed approximately 500 employees worldwide. The following table presents information concerning these employees by functional area.

Type	As of June 30, 2008
Private Equity and Fixed Income Professionals	123
Finance, Accounting, Human Resources and Information Technology Personnel	64
Administrative Support Staff	315

Total	502

        The following table presents information concerning our most senior professionals as of June 30, 2008. We refer to these individuals elsewhere in this prospectus as our "senior principals."

	Location	Age	Years at KKR	Committee Membership
Henry R. Kravis	New York	64	32	Private Equity Investment Committee Fixed Income Investment Committee Portfolio Management Committee
George R. Roberts	Menlo Park	64	32	Private Equity Investment Committee Fixed Income Investment Committee Portfolio Management Committee
Paul E. Raether	New York	61	28	Private Equity Investment Committee Portfolio Management Committee
Michael W. Michelson	Menlo Park	57	27	Private Equity Investment Committee
James H. Greene, Jr.	Menlo Park	57	22	—
Perry Golkin	New York	54	22	—
Johannes P. Huth	London	48	9	Private Equity Investment Committee
Todd A. Fisher	London	42	15	Private Equity Investment Committee
Alexander Navab	New York	42	15	Private Equity Investment Committee
Jacques Garaïalde	London	52	5	—
Marc S. Lipschultz	New York	39	13	—
Reinhard Gorenflos	London	47	6	Portfolio Management Committee
Michael M. Calbert	Menlo Park	45	8	—
Scott C. Nuttall	New York	35	11	Fixed Income Investment Committee
Joseph Y. Bae	Hong Kong	36	11	—
Brian F. Carroll	New York	36	11	—

Adam H. Clammer	Menlo Park	37	11	—
Frederick M. Goltz	Menlo Park	37	12	—
Oliver Haarmann	London	40	9	—
Dominic P. Murphy	London	41	3	—
John L. Pfeffer	London	39	7	—
John K. Saer, Jr.	New York	51	7	—
Clive Hollick	London	63	3	—
David H. Liu	Hong Kong	37	2	—
Ming Lu	Hong Kong	50	2	—
Kenneth W. Freeman	New York	57	3	Portfolio Management Committee
David J. Sorkin	New York	49	1	—
Craig J. Farr	New York	36	2	—
Saturnino S. Fanlo	San Francisco	48	4	Fixed Income Investment Committee
David A. Netjes	San Francisco	49	4	Fixed Income Investment Committee

Regulation

        Our operations are subject to regulation and supervision in a number of jurisdictions. The level of regulation and supervision to which we are subject varies from jurisdiction to jurisdiction and is based on the type of business activity involved. We, in conjunction with our outside advisers and counsel, seek to manage our business and operations in compliance with such regulation and supervision. The regulatory and legal requirements that apply to our activities are subject to change from time to time and may become more restrictive, which may make compliance with applicable requirements more difficult or expensive or otherwise restrict our ability to conduct our business activities in the manner in which they are now conducted. Changes in applicable regulatory and legal requirements, including changes in their enforcement, could materially and adversely affect our business and our financial condition and results of operations. As a matter of public policy, the regulatory bodies that regulate our business activities are responsible for safeguarding the integrity of the securities and financial markets and protecting investors who participate in those markets rather than protecting the interests of our unitholders.

United States

Regulation as an Investment Adviser

        As an investment adviser, we are subject to the anti-fraud provisions of the Investment Advisers Act and to fiduciary duties derived from these provisions which apply to our relationships with our advisory clients, including funds that we manage. These provisions and duties impose restrictions and obligations on us with respect to our dealings with our clients, including for example restrictions on agency cross and principal transactions with our clients. We have not registered as an investment advisor, although Kohlberg Kravis Roberts & Co. L.P. and its wholly owned subsidiary Kohlberg Kravis Roberts & Co. (Fixed Income) LLC are registered as investment advisors under the Investment Advisers Act. As registered investment advisors, they are subject to periodic SEC examinations and other requirements under the Investment Advisers Act and related regulations primarily intended to benefit advisory clients. These additional requirements relate, among other things, to maintaining an effective and comprehensive compliance program, recordkeeping and reporting requirements and disclosure requirements. The Investment Advisers Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser from conducting advisory activities in the event it fails to comply with federal securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements include the prohibition of individuals from associating with an investment adviser, the revocation of registrations and other censures and fines.

Regulation as a Broker-Dealer

        KKR Capital Markets LLC, one of our subsidiaries, is registered as a broker-dealer with the SEC under the Exchange Act and with the New York Securities Commission under New York state securities laws, and is a member of the Financial Industry Regulatory Authority, or FINRA. A broker-dealer is subject to legal requirements covering all aspects of its securities business, including sales and trading practices, public and private securities offerings, use and safekeeping of customers' funds and securities, capital structure, record-keeping and retention and the conduct and qualifications of directors, officers, employees and other associated persons. These requirements include the SEC's "uniform net capital rule," which specifies the minimum level of net capital that a broker-dealer must maintain, requires a significant part of the broker-dealer's assets to be kept in relatively liquid form, imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing its capital and subjects any distributions or withdrawals of capital by a broker-dealer to notice requirements. These and other requirements also include rules that limit a broker-dealer's ratio of subordinated debt to equity in its regulatory capital composition, constrain a broker-dealer's ability to expand its business under certain circumstances and impose additional requirements when the broker-dealer participates in securities offerings of affiliated entities. Violations of these requirements may result in censures, fines, the issuance of cease-and-desist orders, revocation of licenses or registrations, the suspension or expulsion from the securities industry of the broker-dealer or its officers or employees or other similar consequences by regulatory bodies.

United Kingdom

        KKR Capital Markets Limited, one of our subsidiaries, is authorized in the United Kingdom under the Financial Services and Markets Act 2000, or FSMA, and has permission to engage in a number of activities regulated under FSMA, including dealing as principal or agent and arranging deals in relation to certain types of specified investments and arranging the safeguarding and administration of assets. Kohlberg Kravis Roberts & Co. Limited, another one of our subsidiaries, is authorized in the United Kingdom under FSMA and has permission to engage in a number of regulated activities including advising on and arranging deals relating to corporate finance business in relation to certain types of specified investments. FSMA and related rules govern most aspects of investment business, including sales, research and trading practices, provision of investment advice, corporate finance, use and safekeeping of client funds and securities, regulatory capital, record keeping, margin practices and procedures, approval standards for individuals, anti-money laundering, periodic reporting and settlement procedures. The Financial Services Authority is responsible for administering these requirements and our compliance with them. Violations of these requirements may result in censures, fines, imposition of additional requirements, injunctions, restitution orders, revocation or modification of permissions or registrations, the suspension or expulsion from certain "controlled functions" within the financial services industry of officers or employees performing such functions or other similar consequences.

Other Jurisdictions

        KPE is authorized to do business in Guernsey and is subject to the ongoing supervision of the Guernsey Financial Services Commission and the Netherlands Authority for the Financial Markets. KKR PEI SICAR, S.à r.l., a subsidiary of the KPE Acquired Partnership, is a société d'investissement en capital à risque, regulated by the Luxembourg Commission de surveillance du secteur financier.

        KKR Capital Markets Japan Ltd., a joint-stock corporation, is a certified Class 2 broker-dealer registered under the Japanese Financial Instruments and Exchange Law of 2007.

        KKR Capital Markets LLC is registered as an international dealer under the Securities Act (Ontario). This registration permits us to trade in non-Canadian equity and debt securities with certain types of investors located in Ontario, Canada.

        One of the KKR Strategic Capital Funds is regulated as a mutual fund by the Cayman Islands Monetary Authority. As a regulated mutual fund, the fund is required to comply with certain registration, filing, information delivery and notice requirements and is subject to the ongoing supervision of the Cayman Islands Monetary Authority. The Cayman Islands Monetary Authority may subject a regulated mutual fund to special audits and require the fund to provide access to information or records from time to time. Failure to comply with requests by the Cayman Islands Monetary Authority may result in substantial fines or may result in the Cayman Islands Monetary Authority applying to a court to have the fund terminated.

Properties

        Our principal executive and administrative offices are located in New York. As of June 30, 2008, we maintain additional offices in Menlo Park, San Francisco, Houston, London, Paris, Hong Kong, Beijing, Tokyo and Sydney. The following table presents information concerning these properties.

	As of June 30, 2008
Location	Area	Lease Expiration Date
	(square feet)
New York	123,170	4/2010-4/2017
Menlo Park	36,437	8/2008-9/2023
San Francisco	25,076	7/2016
Houston	2,533	9/2013
London	18,325	3/2019-10/2019
Paris	4,758	10/2011
Hong Kong	9,789	9/2008-12/2011
Beijing	2,300	1/2008-7/2009
Tokyo	8,012	3/2009-12/2016
Sydney	4,525	10/2012

        We believe that our facilities are adequate for us to conduct our business activities. All of our office space is leased. The most significant terms of the lease arrangements for our office space are the length of the lease and the amount of the rent. Our leases have terms varying in duration. The rent payable under our office leases varies significantly from location to location as a result of differences in prevailing market conditions in different geographic locations. We do not believe that any single office lease is material to our business, results of operations or financial condition. In addition, we believe there is adequate alternative office space available at acceptable rental rates to meet our needs, although adverse movements in rental rates in some markets may negatively affect us when we enter into new leases.

Legal Proceedings

        From time to time, we are involved in various legal proceedings, lawsuits and claims incidental to the conduct of our business. We do not believe that the ultimate liability arising from any currently pending proceeding, lawsuit or claim, if any, will have a material effect on our results of operations or financial condition.

        In August 2008, KFN, its directors and certain of its executive officers, including certain of our investment professionals, were named as defendants in a purported class action complaint by KFN shareholders under federal securities laws in the United States District Court for the Southern District of New York (the "SDNY Action"). The suit alleges that the registration statement utilized by KFN to effectuate its restructuring plan in May 2007 was false and misleading in that it misrepresented and/or omitted material facts, including carrying value and allowance for loan losses, relating to the portfolio of mortgage loans held at such time by its REIT subsidiary, KKR Financial Corp.

        Also in August 2008, a shareholder derivative action was filed in California Superior Court purportedly on behalf of KFN against its directors and executive officers, including certain of our investment professionals, as well as against KFN as nominal defendant. The suit alleges breaches of fiduciary duty, waste of corporate assets and unjust enrichment by such individuals in connection with the conduct at issue in the SDNY Action. The court has extended defendants' time to respond to this action to December 1, 2008. The parties have submitted a stipulation requesting that all proceedings in this action be stayed until the SDNY Action is dismissed on the pleadings or KFN files an answer to the SDNY Action.

        In December 2007, we along with 15 other defendants were named in a purported class action complaint by shareholders in certain public companies recently acquired by private equity firms. In July 2008, we along with 16 other defendants were named in a purported amended class action complaint. The suit alleges that the defendant firms engaged in certain cooperative behavior during the bidding process in certain going-private transactions in violation of U.S. antitrust laws and that this purported behavior suppressed the price paid by the private equity firms for the plaintiffs' shares in the acquired companies below a price which would otherwise have been paid in the absence of such behavior.

        In 2005, we and certain of our investment professionals were named as defendants in now-consolidated shareholder derivative actions relating to one of our portfolio companies. These actions claim that the board of directors of the portfolio company breached its fiduciary duty of loyalty in connection with the redemption of certain shares of preferred stock in 2004 and 2005. The plaintiffs further allege that we benefited from these redemptions of preferred stock at the expense of the portfolio company and that we usurped a corporate opportunity of the portfolio company in 2002 by purchasing shares of its preferred stock at a discount on the open market while causing the portfolio company to refrain from doing the same. In February 2008, the special litigation committee formed by the board of directors of the portfolio company, following a review of plaintiffs' claims, filed a motion to dismiss the actions.

        In August 1999, we were named as a defendant in an action alleging breach of fiduciary duty and conspiracy in connection with the acquisition of one of our portfolio companies in 1995. In April 2000, the complaint in this action was amended to further allege that we and others violated state law by fraudulently misrepresenting the financial condition of this portfolio company.

        We believe that each of these actions are without merit and intend to defend them vigorously.

        In addition, in September 2006, we received a request for certain documents and other information from the Antitrust Division of the U.S. Department of Justice in connection with the DOJ's investigation of private equity firms to determine whether they have engaged in conduct prohibited by United States antitrust laws. We are fully cooperating with the DOJ's investigation.

MANAGEMENT

Directors and Executive Officers

        As is commonly the case with limited partnerships, our partnership agreement provides for the management of our business and affairs by a general partner rather than a board of directors. Our Managing Partner serves as our sole general partner and has a board of directors that is responsible for the oversight of our business and affairs as well as executive officers that are authorized to act on behalf of our Managing Partner or our partnership. Prior to the completion of the Transactions, we expect that a total of            additional independent directors will be appointed to the board of directors of our Managing Partner so that a majority of the board of directors will consist of independent directors.

        The following table presents certain information concerning the board of directors and executive officers of our Managing Partner.

Name	Age	Position with Managing Partner
Henry R. Kravis	64	Co-Chief Executive Officer and Co-Chairman
George R. Roberts	64	Co-Chief Executive Officer and Co-Chairman
William J. Janetschek	46	Chief Financial Officer
David J. Sorkin	49	General Counsel

        Henry R. Kravis co-founded KKR in 1976 and serves as Co-Chairman and Co-Chief Executive Officer of our Managing Partner. Currently, he participates in all the investment activities of our business and serves on the Equity Investment, Debt Investment and Portfolio Management Committees. He is also a member of the board of directors of KPE's general partner and Tarkett S.A. Prior to founding KKR, Mr. Kravis was a Partner in the Corporate Finance Department of Bear Stearns & Company, where he pioneered the use of leverage in acquisitions. He earned a B.A. from Claremont McKenna College, and an M.B.A. from Columbia Graduate School of Business.

        George R. Roberts co-founded KKR in 1976 and serves as Co-Chairman and Co-Chief Executive Officer of our Managing Partner. Currently, he participates in all the investment activities of our business and serves on the Equity Investment, Debt Investment and Portfolio Management Committees. He is also a member of the board of directors of KPE's general partner, U.S. Natural Resources, Inc. and Accel-KKR Company. Prior to founding KKR, Mr. Roberts was in the Corporate Finance Department of Bear Stearns & Company, where he became a partner at 29 and where he pioneered the use of leverage in acquisitions. He earned a B.A. from Claremont McKenna College, and a J.D. from the University of California (Hastings) Law School.

        William J. Janetschek joined our firm in 1997 and serves as Chief Financial Officer of our Managing Partner. Prior to joining us, he was a Tax Partner with the New York office of Deloitte & Touche LLP. Mr. Janetschek was with Deloitte & Touche for 13 years. He holds a B.S. from St. John's University and an M.S., Taxation, from Pace University, and is a Certified Public Accountant.

        David J. Sorkin joined our firm in 2007 and serves as General Counsel of our Managing Partner. Prior to joining us, he was a partner with Simpson Thacher & Bartlett LLP, where he was a member of that law firm's executive committee. Mr. Sorkin was with Simpson Thacher & Bartlett LLP for 22 years. He holds a B.A. from Williams College and a J.D. from Harvard University.

Managing Partner Board Structure and Practices

        Matters relating to the structure and practices of our Managing Partner's board of directors are governed by provisions of our Managing Partner's limited liability company agreement and the Delaware Limited Liability Company Act. The following description is a summary of those provisions and does not contain all of the information that you may find useful. For additional information, you should read the copy of our Managing Partner's amended and restated limited liability company agreement that has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Independence and Composition of the Board of Directors

        Upon the completion of the Transactions, we expect our Managing Partner's board of directors will consist of                directors. While we are exempt from NYSE Rules relating to board independence, our Managing Partner intends to maintain a board of directors that consists of at least a majority of directors who are independent under NYSE Rules relating to corporate governance matters.

Election and Removal of Directors

        The directors of our Managing Partner may be elected and removed from office only by the vote of a majority of the Class A shares of our Managing Partner that are then outstanding. Each person elected as a director will hold office until a successor has been duly elected and qualified or until his or her death, resignation or removal from office, if earlier. Class A shareholders are not required to hold meetings for the election of directors with any regular frequency and may remove directors, with or without cause, at any time.

        All of our Managing Partner's outstanding Class A shares are held by our senior principals. Under our Managing Partner's limited liability company agreement, each Class A share is non-transferable without the consent of the holders of a majority of the Class A shares that are then outstanding and each Class A share will automatically be redeemed and cancelled upon the holder's death, disability or withdrawal as a member of our Managing Partner. Upon the completion of the Transactions, Henry Kravis and George Roberts, our Managing Partner's Co-Chairmen and Co-Chief Executive Officers, will collectively hold Class A shares representing a majority of the total voting power of the outstanding Class A shares. In addition, notwithstanding the number of Class A shares held by Messrs. Kravis and Roberts, under our Managing Partner's limited liability company agreement, Messrs. Kravis and Roberts are deemed to represent a majority of the Class A shares then outstanding for purposes of voting on matters upon which holders of Class A shares are entitled to vote. Messrs. Kravis and Roberts may, in their discretion, designate one or more holders of Class A shares to hold such voting power and exercise all of the rights and duties of Messrs. Kravis and Roberts under our Managing Partner's limited liability company agreement. While neither of them acting alone will be able to direct the election or removal of directors, they will be able to control the composition of the board if they act together. While Messrs. Kravis and Roberts historically have acted with unanimity when managing our business, they have not entered into any agreement relating to the voting of their Class A shares following the completion of the Transactions. See "Security Ownership."

Limited Matters Requiring a Class B Shareholder Vote

        Through our subsidiaries, we will hold voting interests in the general partners of a number of funds that were formed outside of the United States. Under our Managing Partner's limited liability company agreement, our Managing Partner's board of directors will be required to inform the holders of our Managing Partner's Class B shares of any matter that is submitted to a vote of the holders of such voting interests and to cause any voting interests that we hold through subsidiaries to be voted in accordance with directions received from the holders of a majority of the Class B shares providing such instructions notwithstanding any other provision in the agreement to the contrary. Holders of Class B shares will have no right to participate in the management of our Managing Partner or our partnership and will not have any other rights under our Managing Partner's limited liability company agreement other than as described above. Our principals, including Messrs. Kravis and Roberts, collectively hold 100% of our Managing Partner's outstanding Class B shares. See "Security Ownership."

Action by the Board of Directors

        Our Managing Partner's board of directors may take action in a duly convened meeting in which a quorum is present or by a written resolution signed by all directors then holding office. When action is to be taken at a meeting of the board of directors, the affirmative vote of a majority of the directors then holding office is required for any action to be taken other than with respect to a matter in which a director has an interest. A matter in which a director has an interest, if considered at a meeting of the board of directors, may be decided by the vote of a majority of the disinterested directors then holding office to the extent that the interested director abstains from voting on the matter.

        Certain specified actions approved by our Managing Partner's board of directors require the additional approval of a majority of the Class A shares of our Managing Partner. These actions consist of the following:

  •
  the entry into a debt financing arrangement by us in an amount in excess of 10% of our existing long-term indebtedness (other than the entry into certain intercompany debt financing arrangements);

  •
  the issuance by our partnership or our subsidiaries of any securities that would (i) represent, after such issuance, or upon conversion, exchange or exercise, as the case may be, at least 5% on a fully diluted, as converted, exchanged or exercised basis, of any class of our or their equity securities or (ii) have designations, preferences, rights, priorities or powers that are more favorable than those of our common units;

  •
  the adoption by us of a shareholder rights plan;

  •
  the amendment of our limited partnership agreement or the limited partnership agreements of the Group Partnerships;

  •
  the exchange or disposition of all or substantially all of our assets or the assets of any Group Partnership;

  •
  the merger, sale or other combination of our partnership or any Group Partnership with or into any other person;

  •
  the transfer, mortgage, pledge, hypothecation or grant of a security interest in all or substantially all of the assets of the Group Partnerships;

  •
  the appointment or removal of a Chief Executive Officer or a Co-Chief Executive Officer of our Managing Partner or our partnership;

  •
  the termination of the employment of any officer of our partnership or any of our subsidiaries or the termination of the association of a partner with any of our subsidiaries, in each case, without cause;

  •
  the liquidation or dissolution of our partnership, our Managing Partner or any Group Partnership; and

  •
  the withdrawal, removal or substitution of our Managing Partner as our general partner or any person as the general partner of a Group Partnership, or the transfer of beneficial ownership of all or any part of a general partner interest in our partnership or a Group Partnership to any person other than one of our wholly-owned subsidiaries.

Board Committees

        Prior to the completion of the Transactions, we expect that our Managing Partner's board of directors will establish an audit committee, a conflicts committee, a nominating and corporate governance committee and an executive committee that will operate pursuant to written charters as described below. Because we are a limited partnership, our Managing Partner's board is not required by NYSE Rules to establish a compensation committee or a nominating and corporate governance committee or to meet other substantive NYSE corporate governance requirements. While the board will establish a nominating and governance committee, we intend to rely on available exemptions concerning the committee's composition and mandate.

Audit Committee

        Our Managing Partner's board of directors will establish an audit committee that will be responsible for assisting the board of directors in overseeing and monitoring: (i) the quality and integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) our independent registered public accounting firm's qualifications and independence; and (iv) the performance of our independent registered public accounting firm. The members of the audit committee will be required to meet the independence standards for service on an audit committee of a board of directors pursuant to Rule 10A-3 under the Exchange Act and NYSE Rules relating to corporate governance matters, and the charter for the audit committee will comply with those requirements.

Conflicts Committee

        Our Managing Partner's board of directors will establish a conflicts committee that will be responsible for reviewing specific matters that the board of directors believes may involve a conflict of interest and for enforcing our rights under any of the exchange agreement, the tax receivable agreement, the contingent value interests agreement, the limited partnership agreement of any Group Partnership, a lock-up agreement or our limited partnership agreement, which we refer collectively to as the covered agreements, against KKR Holdings and certain of its subsidiaries and designees, a general partner or limited partner of KKR Holdings, or a person who holds a partnership or equity interest in the foregoing entities. The conflicts committee will also be authorized to take any action pursuant to any authority or rights granted to such committee under any covered agreement or with respect to any amendment, supplement, modification or waiver to any such agreement that would purport to modify such authority or rights. In addition, the conflicts committee shall approve any amendment to any of the covered agreements that in the reasonable judgment of our Managing Partner's board of directors is or will result in a conflict of interest. The conflicts committee will determine if the resolution of any conflict of interest submitted to it is fair and reasonable to our partnership. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to our partnership and not a breach of any duties that may be owed to our unitholders. In addition, the conflicts committee may review and approve any related person transactions, other than those that are approved pursuant to our related person policy, as described under "Certain Relationships and Related Party Transactions—Statement of Policy Regarding Transactions with Related Persons," and may establish guidelines or rules to cover specific categories of transactions. The members of the conflicts committee will be required to meet the independence standards for service on an audit committee of a board of directors pursuant to Rule 10A-3 under the Exchange Act and NYSE Rules relating to corporate governance matters.

Nominating and Corporate Governance Committee

        Our Managing Partner's board of directors will establish a nominating and corporate governance committee that will be responsible for identifying and recommending candidates for appointment to the board of directors and for assisting and advising the board of directors with respect to matters relating to the general operation of the board and corporate governance matters. At least one member of the nominating and corporate governance committee will be required to meet the independence standards for service on an audit committee of a board of directors pursuant to Rule 10A-3 under the Exchange Act and

NYSE Rules relating to corporate governance matters. We expect that Messrs. Kravis and Roberts will also serve on the nominating and corporate governance committee.

Executive Committee

        Our Managing Partner's board of directors will establish an executive committee that will act, when necessary, in place of our Managing Partner's full board of directors during periods in which the board is not in session. The executive committee will be authorized and empowered to act as if it were the full board of directors in overseeing our business and affairs, except that it will not be authorized or empowered to take actions that have been specifically delegated to other board committees or to take actions with respect to: (i) the declaration of distributions on our units; (ii) a merger or consolidation of our partnership with or into another entity; (iii) a sale, lease or exchange of all or substantially all of our assets; (iv) a liquidation or dissolution of our partnership; (v) any action that must be submitted to a vote of our Managing Partner's unitholders or our unitholders; or (vi) any action that may not be delegated to a board committee under our Managing Partner's limited liability company agreement or the Delaware Limited Liability Company Act. We expect that the executive committee will consist of Messrs. Kravis and Roberts.

Compensation Committee Interlocks and Insider Participation

        Because we are a limited partnership, our Managing Partner's board of directors is not required by NYSE Rules to establish a compensation committee. Our founders, Messrs. Kravis and Roberts, will serve as Co-Chairmen of the board of directors of our Managing Partner. For a description of certain transactions between us and our founders, see "Certain Relationships and Related Party Transactions."

Executive Compensation

Compensation Discussion and Analysis

        A primary objective of many companies when designing executive compensation arrangements has been to align the interests of top executives with the interests of shareholders. As a private firm, one of our fundamental philosophies has been to align the interests of our people with the interests of our fund investors. We have sought to achieve such an alignment in the past through the investment of a significant amount of our own capital and the capital of our principals in and alongside of the funds that we manage and the ownership by our principals of interests in the general partners of our funds that entitle them to a portion of the carried interest that we receive with respect to fund investments.

        As a result, our Managing Partner's Co-Chief Executive Officers, General Counsel and our other senior principals have not been paid any salary or bonus and have instead received only cash distributions in respect of their ownership interests in the general partners of our funds and investments that they have made in or alongside our funds. Our Managing Partner's Co-Chief Executive Officers, General Counsel and our other senior principals also receive distributions in respect of their ownership interests in our fee generating businesses.

        While certain individuals who are not senior principals, including our Managing Partner's Chief Financial Officer, receive salaries and bonuses, the compensation that they have been paid has been significantly based on the performance of our funds' investments and our fee generating businesses and those individuals generally have derived a substantial amount of their financial benefits through their ownership interests in the general partners of our funds and investments that they have made in or alongside our funds. In addition, in establishing compensation for our Managing Partner's Chief Financial Officer, we have taken into account his performance for prior years, the length of time he has been with us and his overall contribution to our business. Moreover, his overall compensation is significantly performance-based, which we believe aligns his interests with the interests of our fund investors.

        We believe that our philosophy of aligning the interests of our principals with the interests of our fund investors through equity ownership has been an important contributor to the growth and successful performance of our firm. Because we believe that such an approach will further our goal of creating long-term value for our unitholders, we intend to continue to adhere to this philosophy when designing compensation arrangements as a public company. Following the Transactions, our principals will hold interests in our business through KKR Holdings and will receive financial benefits from our business in the form of distributions and payments received from KKR Holdings and through their direct and indirect participation in the value of Group Partnership units held by KKR Holdings, and KKR Holdings will bear the economic costs of any executive bonuses paid to them.

        We intend to review our compensation policies periodically. While we do not have any plans to modify the compensation philosophy or arrangements described above, we may make changes to the compensation policies and decisions relating to one or more individuals based on the outcome of such a review.

Summary Compensation Table

        The following table presents summary information concerning compensation that we paid or accrued for services rendered by our four executive officers, consisting of our two Co-Chief Executive Officers, our Chief Financial Officer and our General Counsel, in all capacities during the fiscal year ended December 31, 2007. We refer to these individuals in other parts of this prospectus as our "named executive officers." As discussed above under "—Compensation Discussion and Analysis," our Managing Partner's Co-Chief Executive Officers historically have not received salary or bonus and, instead, have received financial benefits only through their ownership interests in the general partners and management companies of our funds and investments that they have made in or alongside our funds. While our Managing Partner's Chief Financial Officer has received a salary and bonus, the compensation paid to him has been significantly based on the performance of our funds' investments and he generally has derived a substantial amount of his financial benefits through his ownership interests in the general partners of our funds and investments that he has made in or alongside our funds. In addition, our Managing Partner's General Counsel joined our firm as a senior principal at the end of 2007 and did not receive any compensation for such fiscal year. Cash distributions to our named executive officers in respect of our fiscal and tax year ended December 31, 2007 were $                         to Mr. Kravis, $                        to Mr. Roberts and $                        to Mr. Janetschek.

Summary Compensation Table

Name and Principal Position	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation	All Other Compensation		Total
Henry R. Kravis Co-Chief Executive Officer	—	—	—	—	—	—	$		$
George R. Roberts Co-Chief Executive Officer	—	—	—	—	—	—
William J. Janetschek Principal Financial Officer
David J. Sorkin General Counsel	—	—	—	—	—	—		—		—

Director Compensation

        Our Managing Partner was formed on June 25, 2007 and has not paid any compensation to its directors for their board service. Following the completion of the Transactions, we intend to limit the individuals who receive compensation for their board service to our Managing Partner's independent directors. We expect to establish customary compensation practices for our Managing Partner's independent directors.

Non-Competition and Non-Solicitation Agreements

        In connection with the Transactions, KKR Holdings will enter into a non-competition and non-solicitation agreement with our principals and certain other personnel. These agreements will supersede and replace any other non-competition and non-solicitation agreements with such individuals. We will not be a party to the non-competition and non-solicitation agreements to which our principals and other personnel will be subject, and these agreements can be waived, modified or amended at any time without our consent. All personnel are required to protect and only use "confidential information" in accordance with restrictions placed by us on use and disclosure of confidential information pursuant to our firm policy and a confidentiality agreement entered into by such persons.

KKR Holdings

        Upon completion of the Transactions, Messrs. Kravis, Roberts, Janetschek and Sorkin will, with our principals, hold interests in our business through KKR Holdings, which will own all of the outstanding Group Partnership units that are not held by us. These individuals will receive financial benefits from our business in the form of distributions and payments received from KKR Holdings and through their direct and indirect participation in the value of Group Partnership units held by KKR Holdings, and KKR Holdings will bear the economic costs of any executive bonuses paid to them. Our principals' interests in Group Partnership units that are held by KKR Holdings will be subject to transfer restrictions and, except for certain interests that will be vested upon completion of the Transactions, will be subject to vesting requirements and forfeitable if the principal ceases to be involved in our business prior to vesting. See "Organizational Structure—KKR Holdings."

2008 Equity Incentive Plan

        The board of directors of our Managing Partner intends to adopt the KKR & Co. L.P. 2008 Equity Incentive Plan, which we refer to as the 2008 Equity Incentive Plan, before the effective date of the Transactions.

        The following description of the 2008 Equity Incentive Plan is not complete and is qualified by reference to the full text of the 2008 Equity Incentive Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The 2008 Equity Incentive Plan will be a source of new equity-based awards permitting us to grant to our employees and other personnel, the directors of our Managing Partner and our consultants and senior advisors non-qualified unit options, unit appreciation rights, restricted common units, deferred restricted common units, phantom restricted common units and other awards based on our common units and Group Partnership units.

Administration

        The board of directors of our Managing Partner will administer the 2008 Equity Incentive Plan. However, the board of directors of our Managing Partner may delegate such authority, including to a committee or subcommittee of the board of directors, and the board intends to effect such a delegation to a committee comprising Messrs. Kravis and Roberts. We refer to the board of directors of our Managing Partner, or the committee or subcommittee thereof to whom authority to administer the 2008 Equity Incentive Plan has been delegated, as the case may be, as the Administrator. The Administrator will determine who will receive awards under the 2008 Equity Incentive Plan, as well as the form of the awards, the number of units underlying the awards and the terms and conditions of the awards, consistent with the terms of the 2008 Equity Incentive Plan. The Administrator will have full authority to interpret and administer the 2008 Equity Incentive Plan and its determinations will be final and binding on all parties concerned.

Units Subject to the 2008 Equity Incentive Plan

        The total number of our common units which may initially be issued under the 2008 Equity Incentive Plan is 19,912,753 (equivalent to 2% of the number of fully diluted common units outstanding upon completion of the Transactions). Beginning in 2009, the aggregate number of our common units covered by the 2008 Equity Incentive Plan will be increased on the first day of each fiscal year during its term to an amount equal to the total number of our common units which may initially be issued under the 2008 Equity Incentive Plan multiplied by a fraction, the numerator of which is the total number of our common units outstanding on the last day of the immediately preceding fiscal year and the denominator of which is the number of our common units outstanding upon completion of the KPE Transaction, unless the Administrator should decide to increase the number of our common units covered by the 2008 Equity Incentive Plan by a lesser amount. We will make available the number of units necessary to satisfy the maximum number of units that may be issued under the 2008 Equity Incentive Plan. The units underlying any award granted under the 2008 Equity Incentive Plan that expires, terminates or is cancelled or satisfied for any reason without the payment of consideration, and units that are used to pay the exercise price of any award, will again become available for awards under the 2008 Equity Incentive Plan.

        For purposes of the preceding paragraph, a common unit will be considered to be "covered by" the 2008 Equity Incentive Plan if (i) it is available for issuance pursuant to the 2008 Equity Incentive Plan but is not subject to an outstanding award or (ii) it is subject to an outstanding award. For purposes of the preceding paragraph, (A) an option or unit appreciation right that has been granted under the 2008 Equity Incentive Plan will be considered to be an "outstanding" award until is it exercised or otherwise terminates or expires by its terms, (B) a common unit that has been granted as an award under the 2008 Equity Incentive Plan that is subject to vesting conditions will be considered an "outstanding" award until the vesting conditions have been satisfied or the award otherwise terminates or expires unvested by its terms and (C) any award other than an option, unit appreciation right or common unit that is subject to vesting conditions will be considered to be an "outstanding" award until it has been settled.

Options and Unit Appreciation Rights

        The Administrator may award non-qualified unit options under the 2008 Equity Incentive Plan. Options granted under the 2008 Equity Incentive Plan will become vested and exercisable at such times and upon such terms and conditions as may be determined by the Administrator at the time of grant, but an option will not be exercisable for a period of more than ten years after it is granted. The option price per unit will be determined by the Administrator and, except for options granted to participants who are U.S. taxpayers, may be less than 100% of the fair market value per underlying unit on the date of grant. To the extent permitted by the Administrator, the exercise price of an option may be paid in cash or its equivalent, in units having a fair market value equal to the aggregate option exercise price and satisfying such other requirements as may be imposed by the Administrator; partly in cash and partly in units; through the delivery of irrevocable instructions to a broker to sell units obtained upon the exercise of the option and to deliver promptly to us an amount out of the proceeds of the sale equal to the aggregate option exercise price for the common units being purchased; or through net settlement of units.
        The Administrator may grant unit appreciation rights independent of or in conjunction with an option. Each unit appreciation right granted independent of a unit option shall entitle a participant upon exercise to an amount equal to (i) the excess of (A) the fair market value on the exercise date of one unit over (B) the exercise price per unit, multiplied by (ii) the number of units covered by the unit appreciation right, and each unit appreciation right granted in conjunction with an option will entitle a participant to surrender to us the option and to receive such amount. Payment will be made in units and/or cash (any common unit valued at fair market value), as determined by the Administrator. The exercise price per unit will be determined by the Administrator and, except for options granted to participants who are U.S. taxpayers, may be less than 100% of the fair market value per underlying unit on the date of grant.

Other Equity-Based Awards

        The Administrator, in its sole discretion, may grant or sell units, restricted common units, deferred restricted common units, phantom restricted common units, and any other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, our common units. Any of these other equity-based awards may be in such form, and dependent on such conditions, as the Administrator determines, including without limitation the right to receive, or vest with respect to, one or more units (or the equivalent cash value of such units) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. The Administrator may in its discretion determine whether other equity-based awards will be payable in cash, units or a combination of both cash and units.

Adjustments upon Certain Events

Equity Restructuring

        In the event of any change in our outstanding common units by reason of any extraordinary unit distribution or split, recapitalization, rights offering, split-up or spin-off or any other event that constitutes an equity restructuring (as defined in the 2008 Equity Incentive Plan) with respect to our common units, the Administrator shall, in the manner determined appropriate or desirable by the Administrator and without liability to any person, adjust any or all of (i) the number of our common units or our other securities (or number and kind of other securities or property) with respect to which awards may be granted under the 2008 Equity Incentive Plan, and (ii) the terms of outstanding awards, including (A) the number of our common units or our other securities (or number and kind of other securities or property) subject to outstanding awards or to which outstanding awards relate and (B) the option price or exercise price of any option or unit appreciation right.

Merger, Reorganization or Other Corporate Transactions

        In the event of any change in our outstanding common units by reason of any reorganization, merger, consolidation, combination, repurchase or exchange of our common units or our other securities, issuance of warrants or other rights to purchase our common units or our other securities or other similar corporate transaction or event that affects our common units such that an adjustment is determined by the Administrator in its discretion to be appropriate or desirable, the Administrator in its sole discretion and without liability to any person may make such substitution or adjustment, if any, as it deems to be equitable, as to (i) the number of our common units or our other securities (or number and kind of other securities or property) with respect to which awards may be granted under the 2008 Equity Incentive Plan, and (ii) the terms of any outstanding award, including (A) the number of our common units or our other securities (or number and kind of other securities or property) subject to outstanding awards or to which outstanding awards relate and (B) the option price or exercise price of any option or unit appreciation right.

Change in Control

        In the event of a change in control of us (as defined in the 2008 Equity Incentive Plan), the 2008 Equity Incentive Plan provides that (i) if determined by the Administrator in the applicable award agreement or otherwise, any outstanding awards then held by participants which are unexercisable or otherwise unvested or subject to lapse restrictions shall automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control and (ii) the Administrator may, but shall not be obligated to (A) accelerate, vest or cause the restrictions to lapse with respect to all or any portion of an award, (B) cancel awards for fair value, (C) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted under the 2008 Equity Incentive Plan as determined by the Administrator in its sole discretion, or (D) provide that, with respect to any awards that are options, for a period of at least 15 days prior to the change in control, such options will be exercisable as to all units subject thereto and that upon the occurrence of the change in control, such options will terminate.

Transferability

        Unless otherwise determined by our Administrator, no award granted under the plan will be transferable or assignable by a participant in the plan, other than by will or by the laws of descent and distribution.

Amendment, Termination and Term

        The Administrator may amend or terminate the 2008 Equity Incentive Plan, but no amendment or termination shall be made without the consent of a participant, if such action would diminish any of the rights of the participant under any award theretofore granted to such participant under the 2008 Equity Incentive Plan; except that the Administrator may (1) amend the 2008 Equity Incentive Plan and/or any outstanding awards in such manner as it deems necessary to permit the 2008 Equity Incentive Plan and/or any outstanding awards to satisfy applicable requirements of the Internal Revenue Code or other applicable laws and (2) amend any outstanding awards in a manner that is not adverse (other than in a de minimis manner) to a participant, except as otherwise may be permitted under the provisions relating to equity restructurings, mergers, reorganizations, other corporate transactions, or a change in control of us, as described above. The 2008 Equity Incentive Plan will have a term of ten years.

Equity Awards

        In connection with the Transactions, we intend to grant to employees who do not hold interests in KKR Holdings awards under our 2008 Equity Incentive Plan. The form and amount of awards to be granted under the plan have not yet been determined. Any such awards will be subject to vesting and other restrictions.

SECURITY OWNERSHIP

Our Common Units and the Group Partnership Units

        The following table sets forth the beneficial ownership of our common units and Group Partnership units that are exchangeable for our common units by:

  •
  each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of our partnership;

  •
  each of the directors, director nominees and named executive officers of our Managing Partner; and

  •
  the directors, director nominees and executive officers of our Managing Partner as a group.

        The numbers of common units and Group Partnership units outstanding and the percentage of beneficial ownership before the KPE Transaction set forth below are based on           common units and          Group Partnership units to be issued and outstanding immediately prior to the KPE Transaction and after giving effect to the KPE Transaction. The numbers of common units and Group Partnership units outstanding and the percentage of beneficial ownership after the KPE Transaction set forth below are based on          common units and          Group Partnership units to be issued and outstanding immediately after the completion of the KPE Transaction. Beneficial ownership is in each case determined in accordance with the rules of the SEC.

	Common Units Beneficially Owned†				Group Partnership Units and Special Voting Units Beneficially Owned††
	Prior to KPE Transaction		After the KPE Transaction		Prior to KPE Transaction		After the KPE Transaction		Percentage of Combined Voting Power††
Name(1)	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Prior to KPE Transaction	After KPE Transaction
KKR Holdings(2)	—	—	—	—
Henry R. Kravis(2)	—	—
George R. Roberts(2)	—	—
William J. Janetschek(2)	—	—	—	—
David J. Sorkin(2)	—	—	—	—
Directors, director nominees and executive officers as a group ( persons)	—	—

*
Less than 1%.

†
Group Partnership units are exchangeable (together with the corresponding special voting units) for our common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications and compliance with lock-up, vesting and transfer restrictions as described under "Organizational Structure—KKR Holdings." See "Certain Relationships and Related Party Transactions—Exchange Agreement." Beneficial ownership of Group Partnership units reflected in this table has not also been reflected as beneficial ownership of our common units for which such Group Partnership units may be exchanged.

††
On any matters that may be submitted to a vote of our unitholders, the special voting units will provide their holders with a number of votes that is equal to the aggregate number of Group Partnership units that such holders then hold and will entitle such holders to participate in the vote on the same basis as our unitholders. See "Description of Our Limited Partnership Agreement—Meetings; Voting."

(1)
The address of each beneficial owner is c/o KKR Management LLC, 9 West 57th Street, 42nd Floor, New York, New York 10019.

(2)
KKR Holdings will own, beneficially or of record, an aggregate of 975,724,886 exchangeable Group Partnership units (or 100% of the total number of common units and exchangeable Group Partnership units) outstanding prior to the completion of the KPE Transaction and will own, beneficially or of record, an aggregate of 770,822,660 exchangeable Group Partnership units (or 79% of the total number of common units and exchangeable Group Partnership units) outstanding upon completion of the KPE Transaction. Our principals hold interests in KKR Holdings that will entitle them to directly or indirectly participate in the value of the Group Partnership units held by KKR Holdings. KKR Holdings is a limited partnership that is controlled by KKR Holdings GP Limited, its sole general partner, which has investment control over all Group Partnership units and voting control over all special voting units held by KKR Holdings. Messrs. Kravis and Roberts control KKR Holdings GP Limited and have interests in KKR Holdings and, accordingly, may be deemed to be beneficial owners of the securities held by KKR Holdings. Messrs. Janetschek and Sorkin have interests in KKR Holdings and may be deemed to be beneficial owners of the securities held by KKR Holdings. Each of Messrs. Kravis, Roberts, Janetschek and Sorkin disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by him, except to the extent of his own pecuniary interest therein.

Our Managing Partner

        Our Managing Partner's outstanding limited liability company interests consist of Class A shares, which are entitled to vote on the election and removal of directors and all other matters that have not been delegated to the board of directors or reserved for the vote of Class B shareholders, and Class B shares, which are entitled to vote only with respect to the manner in which our subsidiaries vote any voting interests that they hold in the general partners of our foreign funds. Henry Kravis and George Roberts will collectively hold Class A shares representing a majority of the total voting power of the Class A shares outstanding upon completion of the Transactions. In addition, notwithstanding the number of Class A shares held by Messrs. Kravis and Roberts, under our Managing Partner's limited liability company agreement, Messrs. Kravis and Roberts are deemed to represent a majority of the Class A shares then outstanding for purposes of voting on matters upon which holders of Class A shares are entitled to vote. Messrs. Kravis and Roberts may, in their discretion, designate one or more holders of Class A shares to hold such voting power and exercise all of the rights and duties of Messrs. Kravis and Roberts under our Managing Partner's limited liability company agreement. While Messrs. Kravis and Roberts historically have acted with unanimity when managing our business, they have not entered into any agreement relating to the voting of their Class A shares following the completion of the Transactions. All of our Managing Partner's other Class A shares will be held by our other senior principals, including Mr. Sorkin, upon the completion of the Transactions. Our Managing Partner's Class B shares will be divided equally among          principals, each of whom will hold less than 10% of the voting power of the Class B shares. None of these shares provide these holders with economic interests in our business.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The forms of the agreements described in this section are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference to all of the provisions of those agreements.

Reorganization Transactions

        Prior to the completion of the KPE Transaction, we will undertake the Reorganization Transactions pursuant to which KKR Holdings will contribute to the Group Partnerships the interests in the entities described under "Organizational Structure—Components of Our Business Owned by the Group Partnerships" in exchange for Group Partnership units. The amount of Group Partnership units that our existing owners will receive for these interests will represent 79% of the Group Partnership units that will be outstanding upon the completion of the Transactions. In connection with the Reorganization Transactions, the Group Partnerships will make one or more cash and in-kind distributions to our principals representing substantially all of the cash-on-hand and certain personal property of the management company for our private equity funds. If the Transactions had occurred on June 30, 2008, we estimate that the aggregate amount of such distributions would have been $99.5 million. However, the actual amount of such distributions will depend on the amount of the management company's cash-on-hand at the time of the Transactions.

The KPE Transaction

        On July 27, 2008, we entered into a purchase and sale agreement with KPE, pursuant to which we will acquire all of the assets of KPE and assume all of the liabilities of KPE and its general partner in exchange for newly issued common units and CVIs issued by us. The common units will represent 21% of our outstanding limited partner interests on a fully diluted basis upon the completion of the Transactions. See "The KPE Transaction—The Purchase and Sale Agreement."

        The KPE partnership agreement provides that we may enter into and consummate a transaction with KPE provided that the terms of the Transaction are permitted by and approved in accordance with the provisions of the memorandum and articles of association of the managing general partner of KPE, which we refer to as the KPE general partner. The memorandum and articles of association of the KPE general partner provide that any transaction between KPE and us or our affiliates (other than certain pre-approved transactions) requires the special approval of a majority of the KPE Board's directors who are independent of KPE, KKR and their affiliates under the standards of the NYSE in order for any action to be taken with respect thereto. Messrs. Kravis and Roberts are directors of the KPE general partner but are not independent of KKR under the standards of the NYSE.

        On July 27, 2008, the purchase and sale agreement was unanimously approved by the KPE Board, acting upon the unanimous recommendation of the KPE Independent Directors. Completion of the KPE Transaction is subject to approval by KPE unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by us or our affiliates), the Reorganization Transactions having been completed and other customary closing conditions.

Exchange Agreement

        In connection with the Transactions, we will enter into an exchange agreement with KKR Holdings, the entity through which our existing owners, including Messrs. Kravis, Roberts, Janetschek, and Sorkin, will hold their Group Partnership units, pursuant to which KKR Holdings or certain transferees of its Group Partnership units may, up to four times each year (subject to the terms of the exchange agreement), exchange Group Partnership units held by them (together with corresponding special voting units) for our common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. At the election of the Group Partnerships, the Group Partnerships may

settle exchanges of Group Partnership units with cash in an amount equal to the fair market value of the common units that would otherwise be deliverable in such exchanges. To the extent that Group Partnership units held by KKR Holdings or its transferees are exchanged for our common units, our interests in the Group Partnerships will be correspondingly increased. Any common units received upon such exchange will be subject to any restrictions that were applicable to the exchanged Group Partnership units, including any applicable transfer restrictions.

        Interests in KKR Holdings that are held by our principals will be subject to significant transfer restrictions and vesting requirements that, unless waived, modified or amended will limit the ability of our principals to cause Group Partnership units to be exchanged under the exchange agreement so long as applicable vesting and transfer restrictions apply. See "Organizational Structure—KKR Holdings." The general partner of KKR Holdings, which will initially be controlled by our founders, will have sole authority for waiving any applicable vesting or transfer restrictions. Pursuant to a lock-up agreement that we will enter into with KKR Holdings, exchanges of Group Partnership units cannot be effected for 180 days after the closing of the KPE Transaction subject to certain exceptions.

Registration Rights Agreement

        Prior to the completion of the Transactions, we will enter into a registration rights agreement with KKR Holdings pursuant to which we will grant KKR Holdings, its affiliates and transferees of its Group Partnership units the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act our common units (and other securities convertible into or exchangeable or exercisable for our common units) held or acquired by them. Under the registration rights agreement, holders of registration rights will have the right to request us to register the sale of their common units and also have the right to require us to make available shelf registration statements permitting sales of common units into the market from time to time over an extended period. In addition, holders of registration rights will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other holders of registration rights or initiated by us.

Tax Receivable Agreement

        We and our intermediate holding company, a taxable corporation for U.S. federal income tax purposes, may be required to acquire Group Partnership units from time to time pursuant to our exchange agreement with KKR Holdings. KKR Management Holdings L.P. intends to make an election under Section 754 of the Internal Revenue Code in effect for each taxable year in which an exchange of Group Partnership units for common units occurs, which may result in an increase in our intermediate holding company's share of the tax basis of the assets of the Group Partnerships at the time of an exchange of Group Partnership units. These exchanges are expected to result in an increase in our intermediate holding company's share of the tax basis of the tangible and intangible assets of the Group Partnerships, primarily attributable to a portion of the goodwill inherent in our business, that would not otherwise have been available. This increase in tax basis may increase (for tax purposes) depreciation and amortization and therefore reduce the amount of income tax our intermediate holding company would otherwise be required to pay in the future. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

        We will enter into a tax receivable agreement with KKR Holdings requiring our intermediate holding company to pay to KKR Holdings or transferees of its Group Partnership units 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that the intermediate holding company actually realizes (or is deemed to realize, in the case of an early termination payment by our intermediate holding company or a change of control) as a result of this increase in tax basis, as well as 85% of the amount of any such savings the intermediate holding company actually realizes (or is deemed to realize) as a result of increases in tax basis that arise due to future payments under the agreement. This payment obligation is an obligation of our intermediate holding company and not of either Group Partnership. We expect our intermediate holding company to benefit from the remaining 15% of cash savings, if any, in income tax that it realizes. In the event that other of our current or future subsidiaries become taxable as corporations and acquire Group Partnership units in the future, or if we become taxable as a corporation for U.S. federal income tax purposes, each will become subject to a tax receivable agreement with substantially similar terms.

        For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing the actual income tax liability of our subsidiary to the amount of such taxes that the intermediate holding company would have been required to pay had there been no increase to the tax basis of the tangible and intangible assets of the Group Partnerships as a result of the exchanges of Group Partnership units and had the intermediate holding company not entered into the tax receivable agreement. The term of the tax receivable agreement will commence upon the completion of the Transactions and will continue until all such tax benefits have been utilized or expired, unless the intermediate holding company exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement.

        Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

  •
  the timing of exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the Group Partnership units, which will depend on the fair market value of the depreciable or amortizable assets of the Group Partnerships at the time of the transaction;

  •
  the price of our common units at the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of the Group Partnerships, is directly proportional to the price of our common units at the time of the exchange;

  •
  the extent to which such exchanges are taxable—if an exchange is not taxable for any reason (for instance, in the case of a charitable contribution), increased deductions will not be available; and

  •
  the amount of tax, if any, our intermediate holding company is required to pay aside from any tax benefit from the exchanges, and the timing of any such payment. If our intermediate holding company does not have taxable income aside from any tax benefit from the exchanges, it will not be required to make payments under the tax receivable agreement for that taxable year because no tax savings will have been actually realized.

        We expect that as a result of the amount of the increases in the tax basis of the tangible and intangible assets of the Group Partnerships, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased amortization of our assets, future payments under the tax receivable agreement will be substantial. The payments under the tax receivable agreement are not conditioned upon our existing owners' continued ownership of us.

        The intermediate holding company may terminate the tax receivable agreement at any time by making an early termination payment to KKR Holdings or its transferees, based upon the net present value (based upon certain assumptions in the tax receivable agreement) of all tax benefits that would be required to be paid by the intermediate holding company to KKR Holdings or its transferees. In addition, the tax receivable agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, the minimum obligations of our intermediate holding company or its successor with respect to exchanged or acquired Group Partnership units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that our intermediate holding company would have sufficient taxable income to fully utilize the increased tax deductions and increased tax basis and other benefits related to entering into the tax receivable agreement. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity.

        Decisions made by our senior principals in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes of control, may influence the timing and amount of payments that are received by an exchanging or selling holder of partner interests in the Group Partnerships under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner's tax liability without giving rise to any rights of an existing owner to receive payments under the tax receivable agreement.

        Payments under the tax receivable agreement will be based upon the tax reporting positions that our Managing Partner will determine. We are not aware of any issue that would cause the IRS to challenge a tax basis increase. However, neither KKR Holdings nor its transferees will reimburse us for any payments previously made under the tax receivable agreement if such tax basis increase, or the tax benefits we claim arising from such increase, is successfully challenged by the IRS. As a result, in certain circumstances payments to KKR Holdings or its transferees under the tax receivable agreement could be in excess of the intermediate holding company's cash tax savings. The intermediate holding company's ability to achieve benefits from any tax basis increase, and the payments to be made under this agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income.

Group Partnership Agreements

        As a result of the Reorganization Transactions, we will be the controlling general partner of KKR Fund Holdings L.P., and our intermediate holding company will be the sole general partner of KKR Management Holdings L.P. Accordingly, we will operate and control all of the business and affairs of the Group Partnerships and, through the Group Partnerships and their subsidiaries, conduct our business. We will have unilateral control over all of the affairs and decision making of the Group Partnerships. Furthermore, we cannot be removed as the general partner of KKR Fund Holdings L.P., and our intermediate holding company cannot be removed as the general partner of KKR Management Holdings L.P. Because our Managing Partner will operate and control our business, our Managing Partner's board of directors and our officers will be responsible for all operational and administrative decisions of the Group Partnerships and the day-to-day management of the Group Partnerships' businesses.

        Pursuant to the partnership agreements of the Group Partnerships, we, as the controlling general partner of KKR Fund Holdings L.P., and our intermediate holding company, as the general partner of KKR Management Holdings L.P., will have the right to determine when distributions will be made to the holders of Group Partnership units and the amount of any such distributions. See "Distribution Policy."

        The partnership agreements of the Group Partnerships will provide for tax distributions to the holders of Group Partnership units if the general partners of the Group Partnerships determine that distributions from the Group Partnerships would otherwise be insufficient to cover the tax liabilities of a holder of a Group Partnership unit. Generally, these tax distributions will be computed based on our estimate of the net taxable income of the relevant partnership allocable to a holder of a Group Partnership unit multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses and the character of our income).

        The Group Partnership units will include a capital contribution adjustment mechanism reflecting the terms of our CVIs. Under this capital contribution adjustment mechanism, which we refer to as the CCAM, we may be entitled to receive a variable amount of newly issued Group Partnership units or cash on the third anniversary of the issue date, or upon the earlier occurrence of certain fundamental changes with respect to our business, including certain mergers, consolidations and asset sales, in the event that the trading price of our common units over an averaging period plus the cumulative distributions paid on our common units from the issue date is less than $22.25 per common unit. KKR Holdings will have the right to determine whether the CCAM is settled with additional Group Partnership units or cash.

        We will deliver any consideration that we receive pursuant to the CCAM to holders of our CVIs as follows:

  •
  If the CCAM is settled with newly issued Group Partnership units, we will issue an equivalent number of our own additional common units to CVI holders in settlement of the CVIs. A corresponding number of Group Partnership units held by KKR Holdings will then be cancelled.

  •
  If the CCAM is settled with cash, KKR Holdings will contribute cash to the Group Partnerships in an amount equal to the cash settlement price of the CVIs (taking into account any tax incurred in connection with the distribution (or series of distributions) of such cash from the Group Partnerships to us). The Group Partnerships will distribute such cash to us for further delivery to CVI holders in settlement of the CVIs.

        The consideration payable under the CCAM will be subject to a cap, such that the maximum consideration delivered in respect of the CCAM as described above, and ultimately to CVI holders, will not exceed 0.2857 common units per CVI or $4.9444 of cash per CVI. The actual amount of consideration delivered, if any, may be lower and will ultimately depend on the trading price of our common units and the amount of distributions that we make thereon.

        The partnership agreements of the Group Partnerships authorize the general partners of the Group Partnerships to issue an unlimited number of additional securities of the Group Partnerships with such designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the Group Partnerships units, and which may be exchangeable for our common units.

Firm Use of Private Aircraft

        Certain of our senior principals, including Messrs. Kravis and Roberts, own aircraft that we use for business purposes in the ordinary course of our operations. They paid for the purchase of these aircraft with their personal funds and bear all operating, personnel and maintenance costs associated with their operation. The hourly rates that we pay for the use of these aircraft are based on current market rates for chartering private aircraft of the same type. We paid $6.3 million for the use of these aircraft during the year ended December 31, 2007, of which $4.4 million was paid to entities collectively controlled by Messrs. Kravis and Roberts.

Side-By-Side and Other Investments

        As described under "Business," because fund investors typically are unwilling to invest their capital in a fund unless the fund's manager also invests its own capital in the fund's investments, our private equity fund documents generally require the general partners of our traditional private equity funds to make minimum capital commitments to the funds. The amount of these commitments, which are negotiated by fund investors, generally range from 2% to 4% of a fund's total capital commitments at final closing. When investments are made, the general partner contributes capital to the fund based on its fund commitment percentage and acquires a capital interest in the investment that is not subject to a carried interest. Historically, these capital contributions have been funded with cash from operations that otherwise would be distributed to our principals and by our principals. With respect to investments in our private equity portfolio as of June 30, 2008, Messrs. Kravis and Roberts and their investment vehicles have funded $171.6 million of capital contributed by the general partners towards those investments.

        In connection with the Reorganization Transactions, we will not acquire capital interests in investments that were funded by our principals or others involved in our business prior to the Transactions. Rather, those capital interests will be allocated to our principals or others involved in our business and will be reflected in our financial statements as a non-controlling interest in a consolidated entity to the extent that we hold the general partner interest in the fund. Following the completion of the Transactions, any capital contributions that our private equity fund general partners are required to make to a fund will be funded by us and we will be entitled to receive our allocable share of the gain thereon.

        In addition, our principals and certain other qualifying employees are permitted to invest and have invested their own capital in side-by-side investments with our private equity funds. Side-by-side investments are investments made on the same terms and conditions as those available to the applicable fund, except that these side-by-side investments are not subject to management fees or a carried interest. The cash invested by our executive officers and their investment vehicles aggregated to $76.6 million for the year ended December 31, 2007, of which $5.5 million, $70.3  million and $0.8 million was invested by Messrs. Kravis, Roberts and Janetschek, respectively. No cash was invested by Mr. Sorkin for the year ended December 31, 2007. These investments are not included in the accompanying combined financial statements. Certain of these individuals also own equity interests in KFN, the KKR Strategic Capital Funds and KPE, which they hold in a personal capacity on the same terms that have been extended to unrelated third-party investors.

Indemnification of Directors, Officers and Others

        Under our partnership agreement, in most circumstances we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts: our Managing Partner; any departing Managing Partner; any person who is or was an affiliate of a Managing Partner or any departing Managing Partner; any person who is or was a member, partner, tax matters partner, officer, director, employee, agent, fiduciary or trustee of our partnership or our subsidiaries, the general partner or any departing general partner or any affiliate of us or our subsidiaries, our Managing Partner or any departing Managing Partner; any person who is or was serving at the request of a Managing Partner or any departing Managing Partner or any affiliate of a Managing Partner or any departing Managing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person; or any person designated by our Managing Partner. We have agreed to provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We have also agreed to provide this indemnification for criminal proceedings. Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our Managing Partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons in connection with our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement. See "Conflicts of Interest and Fiduciary Responsibilities—Fiduciary Duties."

Guarantee of Contingent Obligations to Fund Partners; Indemnification

        Our senior principals, including Messrs. Kravis and Roberts, have personally guaranteed, on a several basis and subject to a cap, the contingent obligations of the general partners of our private equity funds to repay amounts to fund limited partners pursuant to the general partners' clawback obligations. As of June 30, 2008, Messrs. Kravis and Roberts (in each case together with related investment vehicles) had personally guaranteed approximately $152.9 million and $152.9 million, respectively, with respect to our funds' clawback provisions. See "Business—Private Equity—Traditional Private Equity Funds—Overview." These guarantees, which are limited to the amount of the actual clawback obligation, will remain outstanding following the completion of the Transactions. However, in connection with the Transactions, we will enter into an agreement with each of our personnel who has entered into such a guarantee pursuant to which we will agree to indemnify such person for any liabilities incurred with respect to the guarantee. This indemnification will not apply with respect to the legacy funds in which we will not acquire an interest in connection with the Reorganization Transactions.

Facilities

        Certain of our senior principals are partners in a real-estate based partnership that maintains an ownership interest in our Menlo Park location. Payments made from us to this partnership aggregated $2.1 million for the year ended December 31, 2007 of which $0.7 million was allocable to each of Messrs. Kravis and Roberts and their investment vehicles.

Non-Competition, Non-Solicitation and Confidentiality Agreements

        In connection with the Transactions, KKR Holdings will enter into a non-competition and non-solicitation agreement with our principals and certain other personnel. These agreements will supersede and replace any other non-competition and non-solicitation agreements with such individuals. We will not be a party to the non-competition and non-solicitation agreements to which our principals and other personnel will be subject, and these agreements can be waived, modified or amended at any time without our consent. All personnel are required to protect and only use "confidential information" in accordance with restrictions placed by us on the use and disclosure of confidential information pursuant to our firm policy and a confidentiality agreement entered into by such persons.

Statement of Policy Regarding Transactions with Related Persons

        Prior to the completion of the Transactions, the board of directors of our Managing Partner will adopt a written statement of policy for our partnership regarding transactions with related persons, which we refer to as our related person policy. Our related person policy requires that a "related person" (as defined as in Item 404(a) of Regulation S-K) must promptly disclose to our Chief Financial Officer or other designated person any "related person transaction" (defined as any transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships, including, without limitation, any loan, guarantee of indebtedness, transfer or lease of real estate, or use of company property) that is reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Those individuals will then promptly communicate that information to the board of directors of our Managing Partner. No related person transaction will be executed without the approval or ratification of the board of directors or any committee of the board consisting exclusively of at least three disinterested directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

        Conflicts of interest exist and may arise in the future as a result of the relationships between our Managing Partner and its affiliates, including each party's respective owners, on the one hand, and our partnership and our limited partners, on the other hand. Whenever a potential conflict arises between our Managing Partner or its affiliates, on the one hand, and us or any limited partner, on the other hand, our Managing Partner will resolve that conflict. Our partnership agreement contains provisions that reduce and eliminate our Managing Partner's duties, including fiduciary duties, to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that without those limitations might constitute breaches of duty, including fiduciary duties.

        Under our partnership agreement, our Managing Partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

  •
  approved by the conflicts committee, although our Managing Partner is not obligated to seek such approval;

  •
  approved by the vote of a majority of the outstanding common units, excluding any common units owned by our Managing Partner or any of its affiliates, although our Managing Partner is not obligated to seek such approval;

  •
  on terms which are, in the aggregate, no less favorable to us than those generally being provided to or available from unrelated third parties; or

  •
  fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

        Our Managing Partner may, but is not required to, seek the approval of such resolution from the conflicts committee or our unitholders. If our Managing Partner does not seek approval from the conflicts committee or our unitholders and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that in making its decision the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us or any other person bound by our partnership agreement, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our Managing Partner or the conflicts committee may consider any factors it determines in its sole discretion to consider when resolving a conflict. Our partnership agreement provides that our Managing Partner will be conclusively presumed to be acting in good faith if our Managing Partner subjectively believes that the determination made or not made is in the best interests of the partnership.

Covered Agreements

        The conflicts committee will be responsible for enforcing our rights under any of the exchange agreement, the tax receivable agreement, the contingent value interests agreement, the limited partnership agreement of any Group Partnership, a lock-up agreement or our limited partnership agreement, which we refer collectively to as the covered agreements, against KKR Holdings and certain of its subsidiaries and designees, a general partner or limited partner of KKR Holdings, or a person who holds a partnership or equity interest in the foregoing entities. The conflicts committee will also be authorized to take any action pursuant to any authority or rights granted to such committee under any covered agreement or with respect to any amendment, supplement, modification or waiver to any such agreement that would purport to modify such authority or rights. In addition, the conflicts committee shall approve any amendment to any of the covered agreements that in the reasonable judgment of our Managing Partner's board of directors is or will result in a conflict of interest.

Potential Conflicts

        Conflicts of interest could arise in the situations described below, among others.

Actions taken by our Managing Partner may affect the amount of cash flow from operations to our unitholders.

        The amount of cash flow from operations that is available for distribution to our unitholders is affected by decisions of our Managing Partner regarding such matters as:

  •
  the amount and timing of cash expenditures, including those relating to compensation;

  •
  the amount and timing of investments and dispositions;

  •
  levels of indebtedness;

  •
  tax matters;

  •
  levels of reserves; and

  •
  issuances of additional partnership securities.

        In addition, borrowings by our partnership and our affiliates do not constitute a breach of any duty owed by our Managing Partner to our unitholders. Our partnership agreement provides that we and our subsidiaries may borrow funds from our Managing Partner and its affiliates on terms that are fair and reasonable to us. Under our partnership agreement, those borrowings will be deemed to be fair and reasonable if: (i) they are approved in accordance with the terms of the partnership agreement; (ii) the terms are no less favorable to us than those generally being provided to or available from unrelated third parties; or (iii) the terms are fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be or have been particularly favorable or advantageous to us.

We will reimburse our Managing Partner and its affiliates for expenses.

        We will reimburse our Managing Partner and its affiliates for costs incurred in managing and operating our partnership and our business. For example, we do not elect, appoint or employ any directors, officers or other employees. All of those persons are elected, appointed or employed by our Managing Partner on our behalf. Our partnership agreement provides that our Managing Partner will determine the expenses that are allocable to us.

Our Managing Partner intends to limit its liability regarding our obligations.

        Our Managing Partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our Managing Partner, its assets or its owners. Our partnership agreement provides that any action taken by our Managing Partner to limit its liability or our liability is not a breach of our Managing Partner's fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Our unitholders will have no right to enforce obligations of our Managing Partner and its affiliates under agreements with us.

        Any agreements between us on the one hand, and our Managing Partner and its affiliates on the other, will not grant our unitholders, separate and apart from us, the right to enforce the obligations of our Managing Partner and its affiliates in our favor.

Contracts between us, on the one hand, and our Managing Partner and its affiliates, on the other, will not be the result of arm's-length negotiations.

        Our partnership agreement allows our Managing Partner to determine in its sole discretion any amounts to pay itself or its affiliates for any services rendered to us. Our Managing Partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us on the one hand, and our Managing Partner and its affiliates on the other, are or will be the result of arm's-length negotiations. Our Managing Partner will determine the terms of any of these transactions entered into after the completion of the Transactions on terms that it considers are fair and reasonable to us. Our Managing Partner and its affiliates will have no obligation to permit us to use any facilities or assets of our Managing Partner and its affiliates, except as may be provided in contracts entered into specifically dealing with such use. There will not be any obligation of our Managing Partner and its affiliates to enter into any contracts of this kind.

Our common units are subject to our Managing Partner's limited call right.

        Our Managing Partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our Managing Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a unitholder may have his common units purchased from him at an undesirable time or price. See "Description of Our Limited Partnership Agreement—Limited Call Right."

We may choose not to retain separate counsel for ourselves or for the holders of common units.

        The attorneys, independent accountants and others who have performed services for us regarding the Transactions have been retained by our Managing Partner. Attorneys, independent accountants and others who will perform services for us are selected by our Managing Partner or the conflicts committee, and may perform services for our Managing Partner and its affiliates. We may retain separate counsel for ourselves or our unitholders in the event of a conflict of interest between our Managing Partner and its affiliates on the one hand, and us or our unitholders on the other, depending on the nature of the conflict, but are not required to do so.

Our Managing Partner's affiliates may compete with us.

        Our partnership agreement provides that our Managing Partner will be restricted from engaging in any business activities other than activities incidental to its ownership of interests in us. Except as provided in the non-competition, non-solicitation and confidentiality agreements to which our principals will be subject, affiliates of our Managing Partner, including its owners, are not prohibited from engaging in other businesses or activities, including those that might compete directly with us.

Certain of our subsidiaries have obligations to investors in our investment funds and may have obligations to other third parties that may conflict with your interests.

        Our subsidiaries that serve as the general partners of our investment funds have fiduciary and contractual obligations to the investors in those funds and some of our subsidiaries may have contractual duties to other third parties. As a result, we expect to regularly take actions with respect to the allocation of investments among our investment funds (including funds that have different fee structures), the purchase or sale of investments in our investment funds, the structuring of investment transactions for those funds, the advice we provide or otherwise that comply with these fiduciary and contractual obligations. In addition, our principals have made personal investments in a variety of our investment funds, which may result in conflicts of interest among investors in our funds or our unitholders regarding investment decisions for these funds. Some of these actions might at the same time adversely affect our near-term results of operations or cash flow.

U.S. federal income tax considerations of our principals may conflict with your interests.

        Because our principals will hold their Group Partnership units directly or through entities that are not subject to corporate income taxation and we hold our units in one of the Group Partnerships through a subsidiary that is subject to taxation as a corporation in the United States, conflicts may arise between our principals and our partnership relating to the selection and structuring of investments. Our unitholders will be deemed to expressly acknowledge that our Managing Partner is under no obligation to consider the separate interests of such holders, including among other things the tax consequences to our unitholders, in deciding whether to cause us to take or decline to take any actions.

Fiduciary Duties

        Our Managing Partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to our unitholders by our Managing Partner are prescribed by law and our partnership agreement. The Delaware Limited Partnership Act provides that Delaware limited partnerships may in their partnership agreements expand, restrict or eliminate the duties, including fiduciary duties, otherwise owed by a general partner to limited partners and the partnership.

        Our partnership agreement contains various provisions modifying, restricting and eliminating the duties, including fiduciary duties, that might otherwise be owed by our Managing Partner. We have adopted these restrictions to allow our Managing Partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. Without these modifications, our Managing Partner's ability to make decisions involving conflicts of interest would be restricted. These modifications are detrimental to our unitholders because they restrict the remedies available to our unitholders for actions that without those limitations might constitute breaches of duty, including a fiduciary duty, as described below, and they permit our Managing Partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest.

        The following is a summary of the material restrictions of the fiduciary duties owed by our Managing Partner to our unitholders:

State Law Fiduciary Duty Standards
Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. In the absence of a provision in a partnership agreement providing otherwise, the duty of care would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. In the absence of a provision in a partnership agreement providing otherwise, the duty of loyalty would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction that is not in the best interests of the partnership where a conflict of interest is present.
Partnership Agreement Modified Standards	General

Our partnership agreement contains provisions that waive or consent to conduct by our Managing Partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our Managing Partner, in its capacity as our Managing Partner, is permitted to or required to make a decision in its "sole discretion" or "discretion" or that it deems "necessary or appropriate" or "necessary or advisable" then our Managing Partner will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any factors affecting us or any limited partners, including our unitholders, and will not be subject to any different standards imposed by the partnership agreement, the Delaware Limited Partnership Act or under any other law, rule or regulation or in equity. In addition, when our Managing Partner is acting in its individual capacity, as opposed to in its capacity as our Managing Partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our Managing Partner would otherwise be held.
In addition to the other more specific provisions limiting the obligations of our Managing Partner, our partnership agreement further provides that our Managing Partner and its officers and directors will not be liable to us, our limited partners, including our unitholders, or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our Managing Partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct.
Special Provisions Regarding Affiliated Transactions
Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our Managing Partner or by our unitholders must be:
•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or
•	"fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our Managing Partner does not seek approval from the conflicts committee or our unitholders and the board of directors of our Managing Partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner, including our unitholders, or our partnership or any other person bound by our partnership agreement, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our Managing Partner would otherwise be held.

Rights and Remedies of Unitholders
The Delaware Limited Partnership Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third-party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

        By holding our common units, each unitholder will automatically agree to be bound by the provisions in our partnership agreement, including the provisions described above. This is in accordance with the policy of the Delaware Limited Partnership Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a unitholder to sign our partnership agreement does not render our partnership agreement unenforceable against that person.

        We have agreed to indemnify our Managing Partner and any of its affiliates and any member, partner, tax matters partner, officer, director, employee, agent, fiduciary or trustee of our partnership, our Managing Partner or any of our affiliates and certain other specified persons, to the fullest extent permitted by law, against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts incurred by our Managing Partner or these other persons. We have agreed to provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We have also agreed to provide this indemnification for criminal proceedings. Thus, our Managing Partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable. See "Description of Our Limited Partnership Agreement—Indemnification."

COMPARATIVE RIGHTS OF OUR UNITHOLDERS AND KPE UNITHOLDERS

        The rights of our unitholders will be governed by the laws of the State of Delaware, including the Delaware Limited Partnership Act, and our partnership agreement. The rights of KPE unitholders are currently governed by the laws of Guernsey, including The Limited Partnerships (Guernsey) Law, 1995, as amended, which we refer to as the Guernsey Limited Partnerships Law, and KPE's limited partnership agreement, which we refer to as the KPE partnership agreement. If the KPE Transaction is completed, KPE unitholders would receive our common units and CVIs issued by us, and their rights as unitholders would accordingly be governed by Delaware law and our partnership agreement. In addition, the U.S. federal securities laws and the rules and regulations of the NYSE that will apply to our common units differ from Dutch securities laws and the rules and regulations of Euronext Amsterdam, which currently apply to the KPE units.

        This section of the prospectus describes certain differences between the rights of our unitholders and the rights of KPE unitholders. It does not purport to be a complete statement of the rights of our unitholders under applicable Delaware law and our partnership agreement, or the rights KPE unitholders under applicable Guernsey law and the KPE partnership agreement.

        We encourage you to read carefully the relevant provisions of the Delaware Limited Partnership Act and the Guernsey Limited Partnerships Law, as well as our partnership agreement and the KPE partnership agreement. We have included our partnership agreement in Appendix A to this prospectus. We furthermore encourage you to read the more fulsome description of our partnership agreement included under "Description of Our Limited Partnership Agreement" herein.

Capitalization
KKR	KPE
Upon completion of the Transactions, we will have 975,724,886 common units outstanding on a fully diluted basis and 975,724,886 special voting units outstanding.	As of June 30, 2008, KPE has 204,902,226 common units outstanding.
Issuance of Additional Securities
KKR	KPE
Our partnership agreement provides that our Managing Partner may issue additional securities and related options, rights, warrants and appreciation rights at any time. Our Managing Partner may determine the designation, preferences, rights, powers and duties of any class or series of securities at its sole discretion.	The KPE partnership agreement provides that with the special approval of a majority of the independent members of the board of directors of KPE's general partner, which we refer to as the KPE Board, KPE's general partner may issue additional securities and related options, rights, warrants and appreciation rights at any time. KPE's general partner may determine the designation, preferences, rights, powers and duties of any class or series of securities, subject to such special approval.
Voting Rights of Unitholders
KKR	KPE
Our unitholders will have only limited voting and consent rights as described herein and will have no right to elect or remove our Managing Partner or its directors.	KPE unitholders are not entitled to vote on matters relating to KPE, although they are entitled to consent rights with respect to certain maters described below.

Management and Control
KKR	KPE
Our Managing Partner will manage all of our operations and activities. Our Managing Partner will be wholly-owned by our principals and controlled by our founders.

Our limited partnership agreement and the Delaware Limited Partnership Act prohibit limited partners from participating in the operation, management or control of our business.	KPE's general partner manages all of its operations and activities. KPE's general partner is wholly-owned and controlled by our principals.

The KPE partnership agreement and the Guernsey Limited Partnerships Law both prohibit limited partners from participating in the conduct or management of KPE's business.
Board Structure
KKR	KPE
The limited liability company agreement of our Managing Partner requires our Managing Partner to maintain a board of directors, not less than a majority of whom are independent pursuant to NYSE Rules relating to corporate governance matters. Our Managing Partner's board of directors is required to maintain an audit committee and a conflicts committee, each of which consists of a majority of independent directors, and an executive committee, which initially will consist solely of our founders.	The articles of association of KPE's general partner requires KPE's general partner to maintain the KPE Board, not less than a majority of whom must be independent pursuant to NYSE Rules relating to corporate governance matters. The KPE Board is required to maintain an audit committee that consists entirely of independent directors and a nominating and corporate governance committee that consists of a majority of non-independent directors.

A majority of the Class A shares of our Managing Partner, all of which are held by our senior principals, will have the power, in their sole discretion, to (i) determine the number of directors and their term of office, (ii) appoint directors and (iii) remove and replace directors at any time, with or without cause and for any reason or no reason. Independent directors of our Managing Partner's board of directors need not be approved by our Managing Partner's nominating and corporate governance committee. Our Managing Partner's limited liability company agreement does not provide for the classification of directors.

We expect that our Managing Partner's board of directors initially will consist of directors, two of whom are our founders and the remainder of whom are independent.
Each member of the KPE Board is appointed annually at a general meeting of the shareholders of KPE's general partner, and holds office until the next annual general meeting of the KPE general partner's shareholders, or his earlier death, resignation or removal. Vacancies may be filled and additional directors may be added by an ordinary resolution of shareholders or a vote of the directors then in office, subject to size, eligibility and advance notice requirements. No person may be appointed to the office of independent director unless he or she has been approved by a majority of the independent directors then in office and has been recommended by the KPE Board's nominating and corporate governance committee (a majority of whose members are our affiliates). A director may be removed from office for any reason by a written resolutions requesting resignation signed by all other directors then holding office or by an ordinary resolution of the KPE general partner's shareholders. At no time may a majority of directors be resident in the United Kingdom nor citizens or residents of the United States.

The KPE Board currently consists of five directors, three of whom are independent. Our founders are members of the KPE Board.

Withdrawal or Removal of our Managing Partner; Transfer of Managing Partner's General Partner Interest
KKR	KPE
Our partnership agreement provides that our Managing Partner may not be removed or expelled, with or without cause, by unitholders.

Except for the transfer by our Managing Partner of all, but not less than all, of its general partner interests in us to an affiliate of our Managing Partner, or to another entity as part of the merger or consolidation of our Managing Partner with or into another entity or the transfer by our Managing Partner of all or substantially all of its assets to another entity, our Managing Partner may not transfer all or any part of its general partner interest in us to another person prior to December 31, 2018 without the approval of the holders of at least a majority of the voting power of our outstanding voting units, excluding voting units held by our Managing Partner and its affiliates.	KPE unitholders do not have the right to force KPE's general partner to withdraw from KPE.

KPE's general partner may withdraw from KPE only with the prior written consent of holders representing a majority of KPE units, except that KPE's general partner may transfer all or any part of its general partner interest, or merge, consolidate, convert or amalgamate with or into any other person, if such transfer is to KKR or an affiliate of KKR or such merger, consolidation, conversion or amalgamation is with or into KKR or an affiliate of KKR.

On or after December 31, 2018, our Managing Partner may transfer all or any part of its general partner interest without first obtaining approval of any unitholder.

Our Managing Partner may withdraw as the Managing Partner (i) prior to December 31, 2018 upon 90 days' advance notice, provided that holders of a majority of the voting power of our voting units (excluding voting units held by our Managing Partner and its affiliates) approves such withdrawal and our Managing Partner delivers opinions of counsel with respect to certain legal and tax matters, (ii) on or after December 31, 2018 upon 90 days' advance notice, or (iii) in accordance with the transfer provisions described above.

Notwithstanding the foregoing, our Managing Partner may withdraw at any time without unitholder approval upon 90 days' advance notice to the limited partners if at least 50% of the outstanding common units are beneficially owned or owned of record or controlled by one person and its affiliates other than our Managing Partner and its affiliates.

Upon the withdrawal of our Managing Partner under any circumstances, the holders of a majority of the voting power of our outstanding voting units may select a successor to that withdrawing Managing Partner.

Unitholder Meetings
KKR	KPE
We are not required to, and do not expect to, hold regular meetings of our unitholders. Our partnership agreement provides that meetings of our unitholders may be called by our Managing Partner or by limited partners owning at least 50% of the voting power of the outstanding limited partner interests of the class for which a meeting has been called.	The KPE partnership agreement requires KPE to hold an annual meeting at which KPE's general partner will present a report on KPE's investment activities. KPE unitholders are not permitted to take any action at any such annual meeting. KPE's general partner may call special meetings of partners for any purpose, but KPE unitholders have no right to call or request meetings.
Dividends
KKR	KPE
Our partnership agreement provides that our Managing Partner may determine the amount and timing of any distributions to our unitholders in its sole discretion.	The KPE partnership agreement provides that KPE's general partner may determine the amount and timing of distributions to the KPE unitholders in its sole discretion.

Amendment to Partnership Agreement
KKR	KPE
Amendments to our partnership agreement may be proposed only by our Managing Partner.

No amendment may be made that would (1) enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partner interests in relation to other classes of partner interests may be approved by at least a majority of the type or class of partner interests so affected; or (2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our Managing Partner or any of its affiliates without the consent of our Managing Partner, which may be given or withheld in its sole discretion. The provision in our partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above may be amended with the approval of the holders of at least 90% of the outstanding voting units.

Our Managing Partner may amend our partnership agreement without the consent of our unitholders for certain legal, tax, regulatory and other reasons described under "Description of Our Limited Partnership Agreement—Amendment of the Partnership Agreement—General—No Limited Partner Approval."

Other amendments to our partnership agreement will become effective with the consent of our Managing Partner and the holders of at least a majority of our outstanding voting units, provided that our Managing Partner has obtained an opinion of counsel that such amendments will not result in a loss of limited liability to our unitholders. In the absence of such an opinion of counsel, any amendment, other than an amendment pursuant to a merger, consolidation or other business combination, will require the approval of the holders of at least 90% of our outstanding voting units.	Amendments to the KPE partnership agreement may be proposed only by KPE's general partner.

KPE's general partner may amend the KPE partnership agreement for reasons similar to those discussed under "Description of Our Limited Partnership Agreement—Amendment of the Partnership Agreement—General—No Limited Partner Approval." KPE's general partner may make any other amendment to the KPE partnership agreement, without the consent of the KPE unitholders, that is not material and adverse to KPE unitholders, provided that such amendment receives the approval of a majority of the independent directors of the KPE Board.

Any other amendment will be effective upon its approval by KPE's general partner and holders representing a majority of KPE's outstanding securities.

Mergers and Other Business Combinations
KKR	KPE
We may not engage in any merger, consolidation or other business combination without the prior consent of our Managing Partner.

Our partnership agreement provides that our Managing Partner will submit any merger, consolidation or other business combination to a vote of our unitholders. Such merger, consolidation or other business combination will be approved upon receiving the approval of the holders of at least a majority of the outstanding voting units.

Notwithstanding the foregoing, our Managing Partner is permitted, without unitholder approval, to convert, merge or convey all of our assets to a newly formed limited liability entity with no assets, liabilities or operations if the purpose is to effect a mere change in legal form and if the unitholders and our Managing Partner retain substantially the same rights and obligations provided in our partnership agreement.	The KPE partnership agreement provides that KPE may merge, consolidate, convert or amalgamate with or into one or more entities under the laws of such jurisdiction as KPE's general partner may in its sole discretion determine, provided that a majority of KPE Board's independent directors approve.

Indemnification of Directors and Officers
KKR	KPE
Under our partnership agreement, we will indemnify (i) our Managing Partner, (ii) any departing Managing Partner, (iii) any person who is or was an affiliate of a Managing Partner or any departing Managing Partner, (iv) any person who is or was a member, partner, tax matters partner, officer, director, employee, agent, fiduciary or trustee of us or our subsidiaries, the Managing Partner or any departing Managing Partner or any affiliate of us or our subsidiaries, the Managing Partner or any departing Managing Partner, (v) any person who is or was serving at the request of a Managing Partner or any departing Managing Partner or any affiliate of a Managing Partner or any departing Managing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person, or (vi) any person designated by our Managing Partner to the fullest extent permitted by law from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts. We have agreed to provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We have also agreed to provide this indemnification for criminal proceedings. Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our Managing Partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons in connection with our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.	The KPE partnership agreement provides that KPE is required to indemnify to the fullest extent permitted by law KPE's general partner, KPE's service provider and any of their respective affiliates, any person who serves on a governing body of the Acquired KPE Partnership or its subsidiaries or any other holding vehicle established by KPE and any other person designated by KPE's general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified party in connection with our business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined by a court of competent jurisdiction (in a final and non-appealable judgment) to have resulted from the indemnified party's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified party knew to have been unlawful. The KPE partnership agreement requires KPE to advance funds to pay the expenses of an indemnified party in connection with a matter in which indemnification may be sought until it is determined that the indemnified party is not entitled to indemnification.

Limitations on Liability of Directors and Officers
KKR	KPE
Our partnership agreement provides that our Managing Partner and it affiliates are not liable to us or our unitholders for any losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising as a result of any act or omission of an indemnitee, or for any breach of contract or any breach of duties (including breach of fiduciary duties) whether arising at law, in equity or otherwise, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the indemnitee acted in bad faith or engaged in fraud or willful misconduct.	The KPE partnership agreement provides that (i) the liability of an indemnified party has been limited to the fullest extent permitted by law, except to the extent that its conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified party knew to have been unlawful and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties.
Unitholder Suits
KKR	KPE
The Delaware Limited Partnership Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third-party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.	The Guernsey Limited Partnerships Law provides that a limited partner may, with the leave of the Royal Court of Guernsey, institute proceedings on behalf of a limited partnership if (a) the general partners have, without good cause, failed to do so, and (b) the failure or refusal is oppressive to the limited partner or is prejudicial to its interests as a limited partner.
Governing Law and Jurisdiction
KKR	KPE
Our partnership agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws. Our partnership agreement does not provide that our unitholders submit to the jurisdiction of particular courts in connection with disputes arising out of or relating our partnership agreement.	The KPE partnership agreement is governed by and will be construed in accordance with the laws of the Island of Guernsey. KPE unitholders generally will submit to the non-exclusive jurisdiction of any state or federal court of the State of Delaware or any court in the Island of Guernsey in any dispute, suit, action or proceeding arising out of or relating to the KPE partnership agreement.

DESCRIPTION OF OUR COMMON UNITS

Common Units

        Our common units represent limited partner interests in us. Our unitholders are entitled to participate in our distributions and exercise the rights or privileges available to limited partners under our partnership agreement. We will be dependent upon the Group Partnerships to fund any distributions we may make to our unitholders, as described under "Distribution Policy." For a description of the relative rights and preferences of holders of our unitholders in and to our distributions, see "Distribution Policy." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, see "Description of Our Limited Partnership Agreement."

        Unless our Managing Partner determines otherwise, we will issue all our common units in uncertificated form.

Further Issuances

        Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and options, rights, warrants and appreciation rights relating to partnership securities for the consideration and on the terms and conditions established by our Managing Partner in its sole discretion without the approval of our unitholders. In accordance with the Delaware Limited Partnership Act and the provisions of our partnership agreement, we may also issue additional partner interests that have designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to our common units.

Transfer of Common Units

        By acceptance of the transfer of our common units in accordance with our partnership agreement, each transferee of our common units will be admitted as a unitholder with respect to the common units transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee of our common units:

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  will represent that the transferee has the capacity, power and authority to enter into our partnership agreement;

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  will become bound by the terms of, and will be deemed to have agreed to be bound by, our partnership agreement; and

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  will give the consents, approvals, acknowledgements and waivers set forth in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with the Transactions.

        A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our Managing Partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

        Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

        Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. A beneficial holder's rights are limited solely to those that it has against the record holder as a result of any agreement between the beneficial owner and the record holder.

Transfer Agent and Registrar

        Mellon Investor Services LLC will serve as registrar and transfer agent for our common units.

DESCRIPTION OF OUR CONTINGENT VALUE INTERESTS

        The CVIs will be issued under the Contingent Value Interests Agreement between us and a trustee mutually acceptable to us and KPE, a form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. We refer to the Contingent Value Interests Agreement as the CVI Agreement, to the mutually acceptable trustee as the CVI Trustee and to each holder of a CVI as a CVI holder. The following is a description of certain material terms of the CVI Agreement. Because this description is only a summary of certain material terms of the CVI Agreement, it does not contain all of the information that you may find important. For additional information, you should read the CVI Agreement and "Material U.S. Federal Tax Considerations."

        References to sections in the following summaries are references to sections of the CVI Agreement. The definitions of certain capitalized terms used in the following summary are set forth below under "—Certain Definitions."

Payment at Maturity Date

        The CVI Agreement provides that, subject to adjustment as described under "—Adjustments" below and subject to extinguishment as described under "—Extinguishment; Determination that No Amount is Payable with Respect to the CVIs" below, we shall pay the CVI Consideration to each CVI holder on the Maturity Date. The "CVI Consideration" shall be, for each CVI held by such CVI holder, the amount, if any, as determined by us, by which the Strike Price (as defined below) exceeds the greater of (i) the Common Unit Value (as defined below) and (ii) the Floor Price (as defined below), provided that (x) if such amount equals or exceeds the CVI Consideration Cap (as defined below), the CVI Consideration shall mean the CVI Consideration Cap and (y) if the Common Unit Value equals or exceeds the Strike Price, the CVI Consideration shall be $0. Such determination by us absent manifest error shall be final and binding on the CVI holders and us. (See Section 3.01(c) of the CVI Agreement)

        The CVI Consideration, if any, shall be satisfied by our delivery of a number of common units having a value equal to the CVI Consideration or in cash, if KKR Holdings so elects, by our giving notice to the CVI Trustee at least 10 days prior to the commencement of the Averaging Period (as defined below) that the Group Partnerships have committed to deliver cash to us in an amount sufficient to satisfy the CVI Consideration. (See Section 3.01(c) of the CVI Agreement). For purposes of calculating the number of our common units to be issued as CVI Consideration, any of our common units so issued will be valued at the Common Unit Value. There can be no assurance, however, that such common units, if issued, would ultimately trade in the market at a price at or above the Common Unit Value. The Bank of New York Mellon has been appointed as paying agent in the Borough of Manhattan, The City of New York.

Maximum Consideration

        The CVI Agreement provides that, other than in respect of our obligation to deliver interest at the Default Interest Rate (as defined below) under the circumstances provided in the CVI Agreement, we shall in no event be required to deliver (i) CVI Consideration (whether in the form of our common units or cash) in excess of the CVI Consideration Cap in order to satisfy our obligations in respect of any CVI, (ii) a Default Amount (as defined below) (whether in the form of our common units or cash) in excess of the Default Amount Cap (as defined below) in order to satisfy our obligations in respect of any CVI or (iii) an aggregate number of our common units in excess of the Aggregate Unit Cap (as defined below) or cash in an aggregate amount in excess of an amount equal to the product of the Aggregate Unit Cap and the Common Unit Value (or the Default VWAP Price (as defined below) in the event a Default Payment Date (as defined below) occurs) in order to satisfy our obligations in respect of all CVIs.

Extinguishment; Determination that No Amount is Payable with Respect to the CVIs

        If at any time through, but excluding, the first day of the Averaging Period, the VWAP of one common unit equals or exceeds $24.00 (subject to adjustment as discussed herein) minus the Distribution Amount for 20 consecutive trading days (subject to the exclusion of certain trading days, as provided in the CVI Agreement), then the CVIs will have no value and will be automatically extinguished and terminated without further consideration or action by us, the CVI Trustee or the CVI holders. (See Section 3.01(g) of the CVI Agreement)

        In the event that we determine that no amount is payable with respect to the CVIs to the CVI holders on the Maturity Date or the Default Payment Date, as applicable, or that the CVIs have been extinguished as discussed above, we shall give to the CVI holders notice of such determination. Upon making such determination and absent manifest error, the CVIs shall terminate and become null and void and the CVI holders shall have no further rights with respect thereto. The failure to give such notice or any defect therein shall not affect the validity of such determination. (See Section 3.01(e) of the CVI Agreement)

No Interest

        Notwithstanding any provision of the CVI Agreement or of the CVIs to the contrary, other than in the case of default interest on the CVI Consideration or the Default Amount, as applicable, no interest shall accrue on any amounts payable on the CVIs to the CVI holders. (See Section 3.01(d) of the CVI Agreement)

Transferability

        The CVI Agreement provides that no CVI nor any beneficial interest therein may be directly or indirectly sold, assigned, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, including through the use of any derivative or similar security or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of a CVI, except for transfers to us and/or certain of our affiliates, transfers by operation of law (including the consolidation, merger or dissolution of an entity), certain transfers upon death or to estate planning trusts, transfers made pursuant to a court order and certain transfers by partnerships and limited liability companies to their partners or members.

Events of Default

        If an Event of Default (as defined below) occurs and is continuing, either the CVI Trustee or CVI holders of not less than 25% of the outstanding CVIs, by notice in writing to us (and to the CVI Trustee if given by CVI holders), may declare the CVIs due and payable immediately, and upon such declaration, we shall deliver to the CVI holders (in cash or common units, at our option) for each CVI held by the CVI holders, the Default Amount with interest at the Default Interest Rate, from the Default Payment Date through the date payment is made to the CVI Trustee. (See Section 8.01 of the CVI Agreement) The Default Amount and the related interest shall be satisfied by delivery by us of a number of common units having a value equal to the Default Amount and the related interest or, if KKR Holdings so elects, the Default Amount and the related interest shall be satisfied by delivery of cash in an amount equal to the Default Amount and the related interest. For purposes of calculating the number of our common units to be issued in respect of the Default Amount and the related interest, any of our common units so issued will be valued at the Default VWAP Price.

        If, at any time after the CVIs shall have been so declared due and payable, and before any judgment or decree for the payment of the consideration due shall have been obtained or entered, we shall pay or shall deposit with the CVI Trustee an amount of cash and/or number of common units sufficient to satisfy our obligations to deliver consideration owed in respect of CVIs which shall have become due otherwise than by acceleration (with interest upon such overdue amount at the Default Interest Rate to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the CVI Trustee, its agents, attorneys and counsel, and all other expenses and liabilities incurred and all advances made by the CVI Trustee except as a result of negligence or bad faith, and if any and all Events of Default, other than the nonpayment of the amounts which shall have become due by acceleration, shall have been cured, waived or otherwise remedied, then, and in every such case, the holders of a majority of all the CVIs then outstanding, by written notice to us and to the CVI Trustee, may waive all defaults with respect to the CVIs and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereof. (See Section 8.01 of the CVI Agreement)

Certain Purchases and Sales

        We shall not, and shall not permit any of our Affiliates (as defined below) to, (i) purchase any common units in open market transactions, privately negotiated transactions or otherwise or (ii) enter into any derivative or similar transaction that has the effect of providing such person with any of the economic consequences of ownership of common units or that is otherwise designed or structured for the purpose of avoiding the foregoing restriction, in each case on any day during the period commencing 10 trading days before the Averaging Period and ending on the last day of the Averaging Period, except with respect to (A) employee benefit plans and other incentive compensation arrangements, (B) transactions contemplated by the exchange agreement, (C) transactions involving the matters referred to in clauses (i) and (ii) (1) by an entity in which we or any of our Affiliates has an equity interest but no discretion over the investment decisions made by such entity and (2) transactions in broad-based indices, or managed funds or vehicles whose investment strategies require them to track such indices, that include our common units. In addition, we shall not, and shall not permit any of our Affiliates to, cause any portfolio company of any investment fund or investment vehicle that is from time-to-time managed, sponsored or otherwise advised by us and/or one or more of our Affiliates to take any action that we would be prohibited from taking pursuant to the foregoing. (See Section 7.04 of the CVI Agreement)

        We expect to adopt policies and procedures (approved by the board of directors of our Managing Partner) reasonably designed to ensure compliance with the obligations set forth above prior to consummation of the KPE Transaction.

Adjustments

        In the event of the (i) the payment of a dividend or other distribution by us to our unitholders, (ii) the sub-division (by unit split, unit distribution or otherwise) or combination (by reverse unit split or otherwise) of our outstanding common units or (iii) the issuance by reclassification of common units, we shall appropriately adjust the Aggregate Unit Cap, the Extinguishment Price, the Floor Price, the Unit Cap and the Strike Price (each as defined below). Whenever such an adjustment is made, we shall (i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment, (ii) promptly file with the CVI Trustee a copy of such certificate and (iii) mail a brief summary thereof to each CVI holder. Such adjustment, absent manifest error, shall be final and binding on the CVI holders. Each outstanding CVI certificate shall thereafter be deemed to be amended to provide for the adjusted Aggregate Unit Cap, Extinguishment Price, Floor Price, Unit Cap and Strike Price. (See Section 3.01(f) of the CVI Agreement)

Consolidation, Merger and Sale of Assets; Fundamental Changes

        The CVI Agreement provides that we may, without the consent of any CVI holders, consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to any corporation, limited liability company, statutory trust or association, real estate investment trust, unincorporated business, including a partnership or trust organized under the laws of the United States of America, any state thereof or the District of Colombia, provided that (i) the successor person assumes our obligations under the CVIs and the CVI Agreement, (ii) immediately after giving effect to the transaction, there exists no Event of Default and (iii) we deliver to the Trustee an officer's certificate regarding compliance with the foregoing. (See Section 9.01 of the CVI Agreement)

        In the event of any transaction that qualifies as a Fundamental Change (as defined below), the Maturity Date with respect to the CVIs shall be advanced to the third business day following such Fundamental Change.

Certain Definitions

        "Affiliate" means a person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person; provided that no portfolio company of any investment fund or other investment vehicle that is from time-to-time managed, sponsored or otherwise advised by us and/or one or more of our affiliates shall be deemed to be our Affiliate.

        "Aggregate Unit Cap" means a number of common units equal to 6% of the sum of the number of common units outstanding as of the completion of the KPE Transaction and the number of common units then issuable upon exchange (without regard to any restrictions on exchange) of Group Partnership units (any common units outstanding or issuable under an equity incentive plan shall not be considered outstanding or issuable for purposes of the foregoing calculation) (subject to adjustment as discussed above).

        "Authorized Newspaper" means The Wall Street Journal (Eastern Edition), or if The Wall Street Journal (Eastern Edition) shall cease to be published, or, if the publication or general circulation of The Wall Street Journal (Eastern Edition) shall be suspended for whatever reason, such other English language newspaper as is selected by us with general circulation in The City of New York, New York.

        "Averaging Period" means the 90 consecutive trading day period ending on the third trading day preceding the Maturity Date.

        "Common Unit Value" means (A) if our common units are listed or admitted to trading on any securities exchange, the sum of the daily VWAPs (as defined below) of one common unit on such exchange for each of the 90 consecutive trading days during the Averaging Period, divided by 90, (B) if our common units are not then listed or admitted to trading on any securities exchange, the sum of the daily last reported sale prices (or if no sale takes place on any particular day, the average of the closing bid and asked prices on such day) as reported by a reputable quotation source designated by us for each of the 90 trading days during the Averaging Period, divided by 90 and (C) if our common units are not then listed or admitted to trading on any securities exchange and no such reported sale price or bid and asked prices are available, the average of the high bid and low asked prices on the last day on which such information was available, as reported in the Authorized Newspaper; provided that if during the Averaging Period the Ex-Date with respect to any dividend or other distribution (other than the payment of a dividend or other distribution by the Partnership to its unitholders in Partnership Common Units) shall have occurred in respect of a common unit, for purposes of calculating the Common Unit Value, the daily VWAP, the last reported sale price or the average of the closing bid and asked prices, as applicable, for any trading day in the Averaging Period preceding the Ex-Date in respect of such dividend or other distribution shall be reduced by the amount of such dividend or other distribution.

        "CVI Consideration Cap" means the product of the Unit Cap and the Common Unit Value.

        "Default Amount" means the amount, if any, by which the Strike Price exceeds the greater of (i) the Default VWAP Price and (ii) the Floor Price, provided that (x) if such amount equals or exceeds the Default Amount Cap, the Default Amount shall mean the Default Amount Cap and (y) if the Default VWAP Price equals or exceeds the Strike Price the Default Amount shall be $0.

        "Default Amount Cap" means the product of the Unit Cap and the Default VWAP Price.

        "Default Interest Rate" means 8% per annum.

        "Default Payment Date" means the date upon which the CVIs are declared due and payable pursuant to Section 8.01 of the CVI Agreement.

        "Default VWAP Price" means (A) if our common units are listed or admitted to trading on any securities exchange, the sum of the daily VWAPs of one common unit on such exchange for each of the 10 consecutive trading days immediately preceding the Default Payment Date, divided by 10, (B) if our common units are not then listed or admitted to trading on any securities exchange, the sum of the daily last reported sale prices (or if no sale takes place on any particular day, the average of the closing bid and asked prices on such day) as reported by a reputable quotation source designated by the us for each of the 10 consecutive trading days immediately preceding the Default Payment Date, divided by 10 and (C) if our common units are not then listed or admitted to trading on any securities exchange and no such reported sale price or bid and asked prices are available, the average of the reported high bid and low asked prices on the last day on which such information was available, as reported in the Authorized Newspaper; provided that if during such 10 consecutive trading day period the Ex-Date with respect to any dividend or other distribution (other than the payment of a dividend or other distribution by us to our unitholders in common units) shall have occurred in respect of a common unit, for purposes of calculating the Default VWAP Price, the daily VWAP, the last reported sale price or the average of the closing bid and asked prices, as applicable, for any trading day in such 10 consecutive trading day period preceding the Ex-Date in respect of such dividend or other distribution shall be reduced by the amount of such dividend or other distribution.

        "Distribution Amount" means the aggregate amount of any dividend or other distributions (other than the payment of a dividend or other distribution by us to our unitholders in common units) made in respect of a single common unit for which the Ex-Date occurs during the period from the date of the CVI Agreement through, and including, the last day of the Averaging Period; provided that in the case of any dividend or other distribution in kind (other than the payment of a dividend or other distribution by us to our unitholders in common units), the value of such dividend or other distribution shall be equal to the fair market value of the dividend or other distribution made in respect of a single common unit as determined by an Independent Financial Advisor at the time such dividend or other distribution is made.

        "Event of Default" means, with respect to the CVIs, any of the following events which shall have occurred and be continuing (i) material default in the performance, or material breach, of any of our covenants or warranties relating to the CVIs (other than those regarding our delivery to the CVI Trustee of certain reports), and continuance of such material default or material breach for a period of 60 days after written notice has been given to us by the CVI Trustee, or to us and the CVI Trustee by CVI holders representing at least 25% of the CVIs then outstanding; or (ii) certain events of our bankruptcy, insolvency, reorganization, or other similar events.

        "Extinguishment Price" means $24 (subject to adjustment as discussed above) minus the Distribution Amount (taking into account distributions for which the Ex-Date occurs during the period from the date of the CVI Agreement through, and including, the last day of the 20 consecutive trading days (subject to the exclusion of certain trading days, as provided in the CVI Agreement) used to determine whether an Automatic Extinguishment Event has occurred); provided that in no event shall the Extinguishment Price be less than $0.

        "Ex-Date" means, when used with respect to dividends or other distributions made in respect of a common unit, the first date on which the common units trade on the NYSE (or, if the common units are not then listed on the NYSE, such other exchange on which they are then listed) without the right to receive the dividend or other distribution.

        "Floor Price" means $17.3056 (subject to adjustment as described above) minus the Distribution Amount, provided that in no event shall the Floor Price be less than $0.

        "Fundamental Change" means that at any time after the date of the CVI Agreement any of the following occurs: (A) consummation of any unit or share exchange, exchange offer, tender offer, consolidation, merger or other business combination involving us pursuant to which all or substantially all of our common units are converted into cash, securities or other property, (B) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries or (C) we adopt any plan or proposal for our liquidation or dissolution; provided, however, that in respect of (A) above a Fundamental Change will not be deemed to have occurred if (x) at least 90% of the consideration received or to be received by holders of the common units, excluding cash payments for fractional units or pursuant to statutory or contractual appraisal rights, in connection with the transaction or transactions constituting the Fundamental Change consists of shares of common stock or common units that are quoted or listed for trading on a securities exchange or that will be so quoted or listed when issued or exchanged in connection with such transaction or transactions (these securities being referred to as "publicly traded securities") and as a result of this transaction or transactions we have the right to satisfy the CVI Consideration with such publicly traded securities and (y) the acquirer in any such transaction assumes our obligations relating to the CVIs, and appropriate adjustments are made to the Aggregate Unit Cap, Extinguishment Price, Floor Price, Strike Price and Unit Cap and any other defined terms that require mathematical adjustments as a result of such transaction based on, and to reflect, the number of publicly traded securities into which a common unit is converted in such transaction.

        "Independent Financial Advisor" means an independent nationally recognized investment banking firm, valuation firm or appraisal firm selected by the issuer.

        "Maturity Date" means the third business day following the earlier of (x) a Fundamental Change (as defined above) and (y) the third anniversary of the closing of the KPE Transaction.

        "Strike Price" means $22.25 (subject to adjustment as discussed above) minus the Distribution Amount.

        "Unit Cap" means 0.2857 (subject to adjustment as discussed above).

        "VWAP" means volume weighted average price.

DESCRIPTION OF OUR LIMITED PARTNERSHIP AGREEMENT

        The following is a description of the material terms of our limited partnership agreement and is qualified in its entirety by reference to all of the provisions of our limited partnership agreement, which we have included in Appendix A to this prospectus. Because this description is only a summary of the terms of our limited partnership agreement, it does not contain all of the information that you may find important. For additional information, you should read the limited partnership agreement included in Appendix A to this prospectus, "Description of Our Common Units—Transfer of Common Units" and "Material U.S. Federal Tax Considerations."

Managing Partner

        Our general partner, or Managing Partner, will manage all of our operations and activities. Our Managing Partner will be authorized in general to perform all acts that it determines to be necessary or appropriate to carry out our purposes and to conduct our business. Our Managing Partner will be wholly-owned by our principals and certain of our former personnel and controlled by our founders. See "Organizational Structure." Our unitholders will have only limited voting rights relating to certain matters affecting your investment and therefore will have limited ability to influence management's decisions regarding our business.

Organization

        We were formed on June 25, 2007 and have a perpetual existence.

Purpose

        Under our partnership agreement we will be permitted to engage, directly or indirectly, in any business activity that is approved by our Managing Partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

Power of Attorney

        Each limited partner, and each person who acquires a limited partner interest in accordance with our partnership agreement, grants to our Managing Partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance, dissolution or termination. The power of attorney will also grant our Managing Partner the authority to amend, and to make consents and waivers under, our partnership agreement and certificate of limited partnership, in each case in accordance with our partnership agreement.

Capital Contributions

        Our unitholders will not be obligated to make additional capital contributions, except as described below under "—Limited Liability." Our Managing Partner will not be obliged to make any capital contributions.

Limited Liability

        Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Limited Partnership Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Limited Partnership Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined however that the right, or exercise of the right, by the limited partners as a group:

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  to approve some amendments to our partnership agreement; or

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  to take other action under our partnership agreement,

constituted "participation in the control" of our business for the purposes of the Delaware Limited Partnership Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware to the same extent as our Managing Partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Limited Partnership Act specifically will provide for legal recourse against our Managing Partner if a limited partner were to lose limited liability through any fault of our Managing Partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

        Under the Delaware Limited Partnership Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Limited Partnership Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Limited Partnership Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Limited Partnership Act will be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Limited Partnership Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

        Moreover, if it were determined that we were conducting business in any state without compliance with the applicable limited partnership statute, or that the right or exercise of the right by the limited partners as a group to approve some amendments to our partnership agreement or to take other action under our partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our Managing Partner. We intend to operate in a manner that our Managing Partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

        Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and options, rights, warrants and appreciation rights relating to partnership securities for the consideration and on the terms and conditions established by our Managing Partner in its sole discretion without the approval of any limited partners.

        In accordance with the Delaware Limited Partnership Act and the provisions of our partnership agreement, we may also issue additional partner interests that have designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to common units.

Distributions

        Distributions will be made to the partners pro rata according to the percentages of their respective partner interests. See "Distribution Policy."

Amendment of the Partnership Agreement

General

        Amendments to our partnership agreement may be proposed only by our Managing Partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, our Managing Partner must seek approval of the holders of a majority of our outstanding voting units (as defined below) in order to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. On any matter that may be submitted for a vote of our unitholders, the holders of Group Partnership units will hold special voting units in our partnership that provide them with a number of votes that is equal to the aggregate number of Group Partnership units that they then hold and entitle them to participate in the vote on the same basis as our unitholders. See "—Meetings; Voting." The Group Partnership units, other than the Group Partnership units held by us, will initially be owned by KKR Holdings, which is owned by our principals and certain of our former personnel and controlled by our founders.

Prohibited Amendments

        No amendment may be made that would:

          (1)   enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partner interests in relation to other classes of partner interests may be approved by the holders of at least a majority of the type or class of partner interests so affected; or

          (2)   enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our Managing Partner or any of its affiliates without the consent of our Managing Partner, which may be given or withheld in its sole discretion.

        The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding voting units.

No Limited Partner Approval

        Our Managing Partner may generally make amendments to our partnership agreement or certificate of limited partnership without the approval of any limited partner to reflect:

          (1)   a change in the name of the partnership, the location of the partnership's principal place of business, the partnership's registered agent or its registered office;

          (2)   the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;

          (3)   a change that our Managing Partner determines is necessary or appropriate for the partnership to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or other jurisdiction or to ensure that the partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

          (4)   an amendment that our Managing Partner determines to be necessary or appropriate to address certain changes in U.S. federal, state and local income tax regulations, legislation or interpretation;

          (5)   an amendment that is necessary, in the opinion of our counsel, to prevent the partnership or our Managing Partner or its directors, officers, employees, agents or trustees, from having a material risk of being in any manner subjected to the provisions of the Investment Company Act, the Investment Advisers Act or "plan asset" regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

          (6)   a change in our fiscal year or taxable year and related changes;

          (7)   an amendment that our Managing Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership securities or options, rights, warrants or appreciation rights relating to partnership securities;

          (8)   any amendment expressly permitted in our partnership agreement to be made by our Managing Partner acting alone;

          (9)   an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other business combination agreement that has been approved under the terms of our partnership agreement;

          (10) an amendment effected, necessitated or contemplated by an amendment to any partnership agreement of the Group Partnerships that requires unitholders of any partnership of the Group Partnerships to provide a statement, certification or other proof of evidence regarding whether such unitholder is subject to U.S. federal income taxation on the income generated by the partnership of the Group Partnerships;

          (11) any amendment that in the sole discretion of our Managing Partner is necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our partnership agreement;

          (12) a merger, conversion or conveyance to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conversion or conveyance other than those it receives by way of the merger, conversion or conveyance;

          (13) any amendment that the Managing Partner determines to be necessary or appropriate to cure any ambiguity, omission, mistake, defect or inconsistency; or

          (14) any other amendments substantially similar to any of the matters described in (1) through (13) above.

        In addition, our Managing Partner may make amendments to our partnership agreement without the approval of any limited partner if those amendments, in the discretion of our Managing Partner:

          (1)   do not adversely affect our limited partners considered as a whole (or adversely affect any particular class of partner interests as compared to another class of partner interests) in any material respect;

          (2)   are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal, state, local or non-U.S. agency or judicial authority or contained in any federal, state, local or non-U.S. statute (including the Delaware Limited Partnership Act);

          (3)   are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

          (4)   are necessary or appropriate for any action taken by our Managing Partner relating to splits or combinations of units under the provisions of our partnership agreement; or

          (5)   are required to effect the intent expressed in the registration statement of which this prospectus forms a part or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Limited Partner Approval

        Our Managing Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "—No Limited Partner Approval" should occur. No other amendments to our partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with the provisions described under "—Merger, Sale or Other Disposition of Assets") will become effective without the approval of holders of at least 90% of the outstanding voting units, unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under the Delaware Limited Partnership Act of any of our limited partners.

        In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partner interests in relation to other classes of partner interests will also require the approval of the holders of at least a majority of the outstanding partner interests of the class so affected.

        In addition, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

        Our partnership agreement will provide that our Managing Partner may, with the approval of the holders of at least a majority of the outstanding voting units, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approve the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our Managing Partner in its sole discretion may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets (including for the benefit of persons other than us or our subsidiaries) without the prior approval of the holders of our outstanding voting units. Our Managing Partner may also sell all or substantially all of our assets under any forced sale of any or all of our assets pursuant to the foreclosure or other realization upon those encumbrances without the prior approval of the holders of our outstanding voting units.

        If conditions specified in our partnership agreement are satisfied, our Managing Partner may in its sole discretion convert or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders will not be entitled to dissenters' rights of appraisal under our partnership agreement or the Delaware Limited Partnership Act in the event of a merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Election to be Treated as a Corporation

        If our Managing Partner, in its sole discretion, determines that it is no longer in our interests to continue as a partnership for U.S. federal income tax purposes, our Managing Partner may elect to treat us as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes or may chose to effect such change by merger, conversion or otherwise.

Dissolution

        We will dissolve upon:

          (1)   the election of our Managing Partner to dissolve us, if approved by the holders of a majority of the voting power of our outstanding voting units;

          (2)   there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Limited Partnership Act;

          (3)   the entry of a decree of judicial dissolution of us pursuant to the Delaware Limited Partnership Act; or

          (4)   the withdrawal of our Managing Partner or any other event that results in its ceasing to be our Managing Partner other than by reason of a transfer of general partner interests or withdrawal of our Managing Partner following approval and admission of a successor, in each case in accordance with our partnership agreement.

        Upon a dissolution under clause (4), the holders of a majority of the voting power of our outstanding voting units may also elect, within specific time limitations, to continue our business without dissolution on the same terms and conditions described in the partnership agreement by appointing as a successor Managing Partner an individual or entity approved by the holders of a majority of the voting power of the outstanding voting units, subject to our receipt of an opinion of counsel to the effect that (i) the action would not result in the loss of limited liability of any limited partner and (ii) neither we nor any of our subsidiaries (excluding those formed or existing as corporations) would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

        Upon our dissolution, our Managing Partner shall act, or select one or more persons to act, as liquidator. Unless we are continued as a limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our Managing Partner that the liquidator deems necessary or appropriate in its judgment, liquidate our assets and apply the proceeds of the liquidation first, to discharge our liabilities as provided in the partnership agreement and by law and thereafter to the limited partners pro rata according to the percentages of their respective partner interests as of a record date selected by the liquidator. The liquidator may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our assets would be impractical or would cause undue loss to the partners.

Withdrawal of our Managing Partner

        Except as described below, our Managing Partner will agree not to withdraw voluntarily as our Managing Partner prior to December 31, 2018 without obtaining the approval of the holders of at least a majority of the outstanding voting units, excluding voting units held by our Managing Partner and its affiliates, and furnishing an opinion of counsel regarding tax and limited liability matters. On or after December 31, 2018, our Managing Partner may withdraw as Managing Partner without first obtaining approval of any common unitholder by giving 90 days' advance notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the foregoing, our Managing Partner may withdraw at any time without unitholder approval upon 90 days' advance notice to the limited partners if at least 50% of the outstanding common units are beneficially owned, owned of record or otherwise controlled by one person and its affiliates other than our Managing Partner and its affiliates.

        Upon the withdrawal of our Managing Partner under any circumstances, the holders of a majority of the voting power of our outstanding voting units may elect a successor to that withdrawing Managing

Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within specific time limitations after that withdrawal, the holders of a majority of the voting power of our outstanding voting units agree in writing to continue our business and to appoint a successor Managing Partner. See "—Dissolution" above.

        Our Managing Partner may not be removed or expelled, with or without cause, by unitholders.

        In the event of withdrawal of a Managing Partner, the departing Managing Partner will have the option to require the successor Managing Partner to purchase the general partner interest of the departing Managing Partner for a cash payment equal to its fair market value. This fair market value will be determined by agreement between the departing Managing Partner and the successor Managing Partner. If no agreement is reached within 30 days of our Managing Partner's departure, an independent investment banking firm or other independent expert, which, in turn, may rely on other experts, selected by the departing Managing Partner and the successor Managing Partner will determine the fair market value. If the departing Managing Partner and the successor Managing Partner cannot agree upon an expert within 45 days of our Managing Partner's departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing Managing Partner or the successor Managing Partner, the departing Managing Partner's general partner interest will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

        In addition, we will be required to reimburse the departing Managing Partner for all amounts due the departing Managing Partner, including without limitation all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing Managing Partner or its affiliates for our benefit.

Transfer of General Partner Interests

        Except for transfer by our Managing Partner of all, but not less than all, of its general partner interests in us to an affiliate of our Managing Partner, or to another entity as part of the merger or consolidation of our Managing Partner with or into another entity or the transfer by our Managing Partner of all or substantially all of its assets to another entity, our Managing Partner may not transfer all or any part of its general partner interest in us to another person prior to December 31, 2018 without the approval of the holders of at least a majority of the voting power of our outstanding voting units, excluding voting units held by our Managing Partner and its affiliates. On or after December 31, 2018, our Managing Partner may transfer all or any part of its general partner interest without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must assume the rights and duties of our Managing Partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability matters. At any time, the members of our Managing Partner may sell or transfer all or part of their limited liability company interests in our Managing Partner without the approval of the unitholders.

Limited Call Right

        If at any time:

          (i)    less than 10% of the then issued and outstanding limited partner interests of any class (other than special voting units), including our common units, are held by persons other than our Managing Partner and its affiliates; or

          (ii)   we are subjected to registration under the provisions of the Investment Company Act,

our Managing Partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our Managing Partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

          (1)   the current market price as of the date three days before the date the notice is mailed; and

          (2)   the highest cash price paid by our Managing Partner or any of its affiliates acting in concert with us for any limited partner interests of the class purchased within the 90 days preceding the date on which our Managing Partner first mails notice of its election to purchase those limited partner interests.

        As a result of our Managing Partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. See "Material U.S. Federal Tax Considerations—U.S. Taxes—Consequences to U.S. Holders of Common Units—Sale or Exchange of Common Units."

Sinking Fund; Preemptive Rights

        We will not establish a sinking fund and we will not grant any preemptive rights with respect to our limited partner interests.

Meetings; Voting

        Except as described below regarding a person or group owning 20% or more of our common units then outstanding, record holders of common units or of the special voting units to be issued to holders of Group Partnership units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters as to which holders of limited partner interests have the right to vote or to act.

        Except as described below regarding a person or group owning 20% or more of our common units then outstanding, each record holder of a common unit of our partnership will be entitled to a number of votes equal to the number of common units held. In addition, we will issue special voting units to each holder of Group Partnership units that provide them with a number of votes that is equal to the aggregate number of Group Partnership units that they then hold and entitle them to participate in the vote on the same basis as our unitholders. We refer to our common units and our special voting units as "voting units." If the ratio at which Group Partnership units are exchangeable for our common units changes from one-for-one as described under "Certain Relationships and Related Party Transactions—Exchange Agreement," the number of votes to which the holders of the special voting units are entitled will be adjusted accordingly. Additional limited partner interests having special voting rights could also be issued. See "—Issuance of Additional Securities" above.

        In the case of common units held by our Managing Partner on behalf of non-citizen assignees, our Managing Partner will distribute the votes on those common units in the same ratios as the votes of partners in respect of other limited partner interests are cast. Our Managing Partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting, without a vote and without prior notice if consents in writing describing the action so taken are signed by limited partners owning not less than the minimum percentage of the voting power of the outstanding limited partner interests that would be necessary to authorize or take that action at a meeting. Meetings of the limited partners may be called by our Managing Partner or by limited partners owning at least 50% or more of the voting power of the outstanding limited partner interests of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the voting power of the outstanding limited partner interests of the class for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the limited partners requires approval by holders of a greater percentage of such limited partner interests, in which case the quorum will be the greater percentage.

        However, if at any time any person or group (other than our Managing Partner and its affiliates, or a direct or subsequently approved transferee of our Managing Partner or its affiliates) acquires, in the aggregate, beneficial ownership of 20% or more of any class of our common units then outstanding, that person or group will lose voting rights on all of its common units and the common units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Status as Limited Partner

        By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under "—Limited Liability" above, in our partnership agreement or pursuant to Section 17-804 of the Delaware Limited Partnership Act (which relates to the liability of a limited partner who receives a distribution of assets upon the winding up of a limited partnership and who knew at the time of such distribution that it was in violation of this provision) the common units will be fully paid and non-assessable.

Non-Citizen Assignees; Redemption

        If we are or become subject to federal, state or local laws or regulations that in the determination of our Managing Partner create a substantial risk of cancellation or forfeiture of any property in which the partnership has an interest because of the nationality, citizenship or other related status of any limited partner, we may redeem the common units held by that limited partner at their current market price. To avoid any cancellation or forfeiture, our Managing Partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our Managing Partner determines, with the advice of counsel, after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee does not have the right to direct the voting of his common units and may not receive distributions in kind upon our liquidation.

Indemnification

        Under our partnership agreement, in most circumstances we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts:

  •
  our Managing Partner;

  •
  any departing Managing Partner;

  •
  any person who is or was an affiliate of a Managing Partner or any departing Managing Partner;

  •
  any person who is or was a member, partner, tax matters partner, officer, director, employee, agent, fiduciary or trustee of us or our subsidiaries, our Managing Partner or any departing Managing

    Partner or any affiliate of us or our subsidiaries, our Managing Partner or any departing Managing Partner;

  •
  any person who is or was serving at the request of a Managing Partner or any departing Managing Partner or any affiliate of a Managing Partner or any departing Managing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person; or

  •
  any person designated by our Managing Partner.

        We will agree to provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We will also agree to provide this indemnification for criminal proceedings. Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our Managing Partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Books and Reports

        Our Managing Partner is required to keep appropriate books of the partnership's business at our principal offices or any other place designated by our Managing Partner. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our year ends on December 31.

        As soon as reasonably practicable after the end of each fiscal year, we will furnish to each partner tax information (including a Schedule K-1), which describes on a U.S. dollar basis such partner's share of our income, gain, loss and deduction for our preceding taxable year. It will require longer than 90 days after the end of our fiscal year to obtain the requisite information from all lower-tier entities so that Schedule K-1s may be prepared for us. Consequently, holders of common units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past April 15 or the otherwise applicable due date of their income tax return for the taxable year. In addition, each partner will be required to report for all tax purposes consistently with the information provided by us. See "Material U.S. Federal Tax Considerations—U.S. Taxes—Administrative Matters—Information Returns."

Right to Inspect Our Books and Records

        Our partnership agreement will provide that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand and at his own expense, have furnished to him:

  •
  promptly after becoming available, a copy of our U.S. federal, state and local income tax returns; and

  •
  copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed.

        Our Managing Partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our Managing Partner believes is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

COMMON UNITS ELIGIBLE FOR FUTURE SALE

General

        Prior to the Transactions, there will not have been a public market for our common units. We cannot predict the effect, if any, future sales of common units, or the availability for future sale of common units, will have on the market price of our common units prevailing from time to time. The sale of substantial amounts of our common units in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common units.

        Upon completion of the Transactions, we will have a total of 995,637,639 common units outstanding, including common units that we expect to issue under our 2008 Equity Incentive Plan. All of the common units that holders of KPE units would receive in connection with the KPE Transaction would be freely tradable without restriction or further registration under the Securities Act by persons other than our "affiliates." Under the Securities Act, an "affiliate" of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company.

        In addition, upon completion of the Transactions, KKR Holdings, which is owned by our principals and certain of our former personnel, will own 79% of the outstanding Group Partnership units prior to taking into account any adjustment relating to the CVIs. Over time, KKR Holdings may distribute to its members these Group Partnership units. These members would then have the right to compel the Group Partnerships to redeem these Group Partnership units for cash or our common units, at the option of the Group Partnerships. When a member of KKR Holdings gives the Group Partnerships notice of his intention to compel a redemption, we, with respect to interests in KKR Fund Holdings L.P., and our intermediate holding company, with respect to interests in KKR Management Holdings L.P., will have superseding rights to instead acquire Group Partnership units for cash or our common units. Any common units that we issue upon such exchanges will be "restricted securities" as defined in Rule 144 unless we register such issuances under the Securities Act and will be subject to transfer restrictions that are similar to those that were applicable to the Group Partnership units so exchanged. However, we will enter into a registration rights agreement with KKR Holdings that will require us to register under the Securities Act our issuance of these common units. See "—Registration Rights."

        In connection with the Transactions, we intend to grant to our employees who do not hold interests in KKR Holdings awards representing our common units under our 2008 Equity Incentive Plan. The form and amount of awards to be granted under the plan have not yet been determined. The issuance of common units pursuant to awards under the 2008 Equity Incentive Plan would dilute common unitholders and KKR Holdings pro rata in accordance with their respective percentage interests in the Group Partnerships. The total number of our common units that may initially be issued under our 2008 Equity Incentive Plan will be equivalent to 2% of the number of fully diluted common units outstanding upon completion of the Transactions. We intend to file one or more registration statements on Form S-8 under the Securities Act to register common units issued or covered by our 2008 Equity Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, common units registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 19,912,753 common units.

        Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and options, rights, warrants and appreciation rights relating to partnership securities for the consideration and on the terms and conditions established by our Managing Partner in its sole discretion without the approval of any limited partners. See "Description of Our Limited Partnership Agreement—Issuance of Additional Securities."

Registration Rights

        We will enter into a registration rights agreement with KKR Holdings pursuant to which we will grant it, its affiliates and transferees of its Group Partnership units the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act our common units (and other securities convertible into or exchangeable or exercisable for our common units) held or acquired by them. Securities registered pursuant to such registration rights under any such registration statement will be available for sale in the open market unless restrictions apply. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Lock-Up Arrangements

        KKR Holdings and certain other KKR entities have agreed that, without the prior written consent of a majority of the conflicts committee of our Managing Partner's board of directors, they will not, during the period ending 180 days after the date of the KPE Purchase:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common units or any securities convertible into or exercisable or exchangeable for common units; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units;

whether any such transaction described above is to be settled by delivery of common units or such other securities, in cash or otherwise. In addition, we have agreed that, during the same 180-day period, without the prior written consent of a majority of the conflicts committee of our Managing Partner's board of directors, we will not file any registration statement with the SEC relating to the offering of any common units or any securities convertible into or exercisable or exchangeable for common units (other than any registration statement on Form S-8 to register common units issued or reserved for issuance under our 2008 Equity Incentive Plan) or publicly disclose the intention to do so.

        The restrictions applicable to KKR Holdings and certain KKR entities do not apply to any of the following:

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  transfers made with the prior written consent of a majority of the members of our Managing Partner's conflicts committee;

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  transfers as bona fide gifts;

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  transfers to any trust, partnership, corporation or limited liability company for the direct or indirect benefit of the unitholder, provided that the transfer is not a disposition for value;

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  distributions to partners, members, stockholders or other equity holders of the unitholder, provided that the distribution is not a disposition for value; or

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  transfers to a nominee or custodian of a person or entity to whom a transfer would be permitted under the lock-up agreement;

provided that in the case of transactions described in the second, third and forth clauses above, each donee or other transferee agrees to be bound in writing by the restrictions set forth above.

        The restrictions applicable to our partnership do not apply to any of the following:

  •
  transfers made with the prior consent of a majority of the members of our Managing Partner's conflicts committee;

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  the issuance by us of common units pursuant to the KPE Transaction;

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  the issuance by us of securities convertible into, exercisable or exchangeable for our common units pursuant to the 2008 Equity Incentive Plan; or

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  the issuance by us of up to 5% of our common units outstanding after the KPE Transaction on a fully diluted basis, or securities convertible into, exercisable or exchangeable for our common units, in connection with mergers or acquisitions, joint ventures, commercial relationships or other strategic transactions, provided that the acquiree of any such securities agrees to be bound in writing by the restrictions set forth above.

        We also have instituted an internal policy that prohibits all of our employees from selling short or trading in derivative securities relating to the common units.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the completion of the Transactions, a person, including an affiliate of ours, who has beneficially owned common units for at least six months, is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common units then outstanding, as shown by the most recent report or statement by us, which percentage will represent approximately 2,049,022 common units immediately after completion of the Transactions; and

  •
  the average weekly trading volume of our common units on the NYSE during the four calendar weeks preceding (a) the date on which notice of sale is filed on Form 144 with respect to such sale or (b) if no notice of sale is required, the date of the receipt of the order or the date of execution, as applicable.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        In addition, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned the common units proposed to be sold for at least six months would be entitled to sell an unlimited number of common units under Rule 144 provided current public information about us is available and, after one year, an unlimited number of common units without restriction.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

U.S. Taxes

        This summary discusses the material U.S. federal income tax considerations related to the KPE Transaction (and related transactions) and ownership and disposition of our common units and CVIs as of the date hereof. This summary is based on provisions of the Internal Revenue Code, on the regulations promulgated thereunder and on published administrative rulings and judicial decisions, all of which are subject to change at any time, possibly with retroactive effect. This discussion is necessarily general and may not apply to all categories of investors, some of which, such as banks, thrifts, insurance companies, persons liable for the alternative minimum tax, dealers and other investors that do not own their common units as capital assets, may be subject to special rules. Tax-exempt organizations and mutual funds are discussed separately below. The actual tax consequences of the KPE Transaction (and related transactions) and the ownership of our common units and CVIs will vary depending on your circumstances. This discussion, to the extent that it states matters of U.S. federal tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Simpson Thacher & Bartlett LLP. Such opinion is based in part on facts described in this prospectus and on various other factual assumptions, representations and determinations, including representations contained in certificates provided by us. Any alteration or incorrectness of such facts, assumptions, representations or determinations could adversely affect such opinion. Moreover, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge the conclusions herein and a court may sustain such a challenge.

        For purposes of this discussion, a "U.S. Holder" is for U.S. federal income tax purposes: (1) an individual citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust which either (A) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (B) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. A "non-U.S. Holder" is a holder that is not a U.S. Holder.

        On June 14, 2007, legislation was introduced that would tax as corporations publicly traded partnerships that directly or indirectly derive income from investment adviser or asset management services, the effect of which would be to preclude us from being treated as a partnership for U.S. federal income tax purposes. Similar legislation was introduced on June 20, 2007. On June 22, 2007, legislation was introduced that would treat income received by a partner with respect to an investment services partnership interest as ordinary income received for the performance of services, which would also preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes. Similar legislation was introduced on June 17, 2008. See "Risk Factors—Risks Related to KKR's Business—Legislation has been introduced that would, if enacted, preclude us from qualifying as a partnership for U.S. federal income tax purposes. If this or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability that could result in a reduction in the value of our common units."

        If a partnership holds KPE units or common units following the KPE Transaction, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding KPE units, you should consult your tax advisors. This discussion does not constitute tax advice and is not intended to be a substitute for tax planning.

        Holders of KPE units should consult their own tax advisors concerning the U.S. federal, state and local income tax and estate tax consequences in their particular situations of the KPE Transaction (and related transactions) and ownership and disposition of common units or CVIs, as well as any consequences under the laws of any other taxing jurisdiction.

Consequences to U.S. Holders of KPE Transaction

        In general, the material U.S. federal income tax consequences to a U.S. Holder as a result of the KPE Transaction are as described below:

        Receipt of Common Units for KPE Units.    Based upon our and KPE's classification as partnerships for U.S. federal income tax purposes, we will be treated as a continuation of KPE for U.S. federal income tax purposes. As a result, the exchange of your KPE units for common units pursuant to the KPE Transaction would not result in the recognition of any gain or loss to you.

        Receipt of CVIs.    Based upon the opinion of our tax counsel, we believe for U.S. federal income tax purposes the CVIs should be treated as interests in our partnership that entitle you to share in adjustments, as discussed below, with respect to our ownership interests in the Group Partnerships. As a result, the issuance of the CVIs to you pursuant to the KPE Transaction should not result in the recognition of any gain or loss to you. The only authority addressing the U.S. federal income tax treatment of an instrument similar to the CVIs is Revenue Ruling 88-31, 1988-1 CB 302. The facts and circumstances of this ruling, however, are distinguishable from the CVIs. The "contingent payment rights" addressed in this ruling were issued by a corporation rather than a partnership, were not issued to all shareholders of the corporation, were freely transferable, and were not intended to reflect an adjustment mechanism such as the CCAM. The opinion of our tax counsel with respect to the CVIs is not definitive. The lack of direct authority entails that some doubt as to the tax treatment of the CVIs remains. Further, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge this interpretation and a court may sustain such a challenge. If such a challenge were sustained, you would be subject to different, and possibly adverse, tax consequences as a result of the issuance of the CVIs.

        For example, the IRS might take the position that the CVIs are not interests in our partnership and, instead, that their issuance constitutes a distribution of property to you and, possibly, a distribution of "marketable securities" for U.S. federal income tax purposes. If the CVIs are marketable securities, unless an exemption applied, the distribution of the CVIs would be treated the same as a distribution of cash by us. An exemption would be applicable if we are considered an "investment partnership" and the recipient of the CVIs is an "eligible partner" under Section 731 of the Internal Revenue Code. We believe that we should be considered an investment partnership and that all recipients of the CVIs will be considered eligible partners for purposes of Section 731 of the Internal Revenue Code.

        If, however, an exemption was not applicable, then to the extent the fair market value of the CVIs exceeded your adjusted tax basis the receipt of the CVIs would be taxable to you as gain from a sale or exchange of your common units. Based on the historical trading prices of KPE and the maximum value of the CVIs, we do not believe the value of the CVIs would exceed any holder's adjusted tax basis in his or her common units.

        Settlement of CVIs.    Assuming hereafter that the CVIs are treated as interests in our partnership, the settlement of the CVIs by our issuance of additional common units to you should not be taxable to you. The IRS may, nonetheless, assert that the receipt of additional common units is taxable to you, in which case you could have taxable income without the receipt of cash. If the CVIs are settled in cash, you would be required to reduce your tax basis in your common units, which would include your tax basis in your CVIs (as discussed below under "—Consequences to U.S. Holders of Common Units—Basis, Holding Period"), by the amount of cash distributed and, if the cash exceeded your tax basis, the excess would be taxable to you as gain from a sale or exchange of your interest in our partnership, as described below under "—Consequences to U.S. Holders of Common Units—Sale or Exchange of Common Units." Alternatively, you would be required to include in income any gain or income attributable to the operation of the CCAM (as discussed below under "—Group Partnership Capital Contribution Adjustment").

        Possible Treatment of CVIs as a Straddle.    It is possible that the CVIs and common units would constitute a straddle under Section 1092 of the Internal Revenue Code. In that case, if you have not held your KPE units for at least a year when the CVIs are issued to you, your holding period in your common units would begin on the date the CVIs are settled or cancelled. Generally, if you have held your KPE units for at least a year at the time the CVIs are issued to you, your holding period in your common units would include your prior holding period in your KPE units (as discussed below under "—Consequences to U.S. Holders of Common Units—Basis, Holding Period"). In addition, loss, if any, on your common units could be disallowed or deferred if you were to dispose of your common units before the settlement of the CVIs and any gain on the settlement of the CVIs would be short-term capital gain.

        Contribution of Assets to the Group Partnerships.    Subject to the exceptions discussed below, no gain or loss would be recognized by us (and consequently no gain or loss would be recognized by you) on the contribution of interests in the Acquired KPE Partnership or other assets to our intermediate holding company and the Group Partnerships.

    •
    Section 351 of the Internal Revenue Code provides that generally no gain or loss is recognized on the transfer of property to a corporation if the transferor is in control of the corporation immediately after the transfer, except to the extent the transferor receives property or money, other than stock of the corporation, pursuant to the transaction. Therefore, we would not recognize gain or loss on our contribution of interests in the Acquired KPE Partnership and other assets to our intermediate holding company except possibly with respect to any distribution we receive as a result of the capital contribution adjustment mechanism, or CCAM, under the Group Partnership agreements discussed below.

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    Section 721 of the Internal Revenue Code provides that generally no gain or loss is recognized by a partnership or its partners upon the contribution of property to the partnership in exchange for interests in that partnership. Therefore, we would not recognize gain or loss on our contribution of interests in the Acquired KPE Partnership and other assets to KKR Fund Holdings L.P. in exchange for interests in KKR Fund Holdings L.P. and our intermediate holding company would not recognize gain or loss on the contribution of interests in the Acquired KPE Partnership and other assets to KKR Management Holdings L.P. in exchange for units in KKR Management Holdings L.P., except possibly with respect to the CCAM under the Group Partnership agreements discussed below.

    •
    Although there is no direct authority on the issue, the inclusion of the CCAM mechanism in the Group Partnership agreements to adjust, as between us (or our intermediate holding company) and KKR Holdings, the relative ownership interests in the Group Partnerships in respect of the assets contributed by each of us to the Group Partnerships should not result in the recognition of gain or loss to us (or our intermediate holding company). The IRS may, nonetheless, assert that the adjustment mechanism constitutes taxable consideration to us in exchange for our contributions to the Group Partnerships, in which case we and our intermediate holding company would recognize gain or loss as if a portion of the interests in the Acquired KPE Partnership and any other assets contributed to the Group Partnerships were sold for such consideration. Any income or gain recognized by our intermediate holding company would be subject to corporate income tax. Any income or gain that we recognize in respect of the inclusion of the CCAM will be allocated to the holders of the CVIs. Similarly, any taxable distributions from our intermediate holding company attributable to the inclusion of the CCAM mechanism will be allocated to the holders of the CVIs.

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    Notwithstanding the above, to the extent your indirect interest in a passive foreign investment company, or PFIC, owned by the Acquired KPE Partnership is reduced as a result of the direct or indirect contribution of the PFIC to a Group Partnership, this reduction in your interest may be deemed to be a disposal of a portion of your indirect interest in the PFIC. You would be required to recognize gain, if any, on this deemed disposal. This gain would be taxable as an "excess distribution" for purposes of the PFIC rules and taxable at ordinary income rates. You may also be subject to an interest charge for any deferred tax. If, however, you have in effect an election, referred to as a "QEF election," to treat your interest in the PFIC as a "qualified electing fund," or QEF, and you made the election in the later of (i) the first year in which the Acquired KPE Partnership held shares in such entity or (ii) the first year in which you held KPE units, then generally you will not be required to recognize any gain on the contribution of your indirect interest in the PFIC to the Group Partnerships.

        Group Partnership Capital Contribution Adjustment.    The CCAM was negotiated to serve as a mechanism to adjust the number of units of each Group Partnership issued in respect of the contributions made by us to each Group Partnership. There is no direct authority addressing the U.S. federal income tax treatment of the operation of an adjustment mechanism such as the CCAM. Based upon the opinion of our tax counsel, we believe that any adjustment in the percentage interests in each of the Group Partnerships arising as a result of the operation of the CCAM should not result in the recognition of gain or loss by reason of section 721 of the Internal Revenue Code.

        The opinion of our tax counsel with respect to the CCAM is not definitive. The lack of direct authority entails that some doubt as to the tax treatment of the CCAM remains. Further, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge this interpretation and a court may sustain such a challenge. For example, since the CCAM may be cash settled at the election of our principals and the CCAM is determined on the basis of our trading price in three years, it is possible that the IRS may not treat the CCAM as an adjustment in the percentage interests in each of the Group Partnerships made in respect of our initial contributions to the Group Partnerships. Rather, the IRS might assert that the adjustment constitutes taxable consideration to us and our intermediate holding company in exchange for our contributions to the Group Partnerships, in which case we and our intermediate holding company would recognize gain or loss as if a portion of the interests in the Acquired KPE Partnership and any other assets contributed to the Group Partnerships were sold for such consideration. Any income or gain recognized by our intermediate holding company would be subject to corporate income tax. Alternatively, if the IRS were not to treat the CCAM as an adjustment in the percentage interest in each of the Group Partnerships made in respect of our initial contributions to the Group Partnerships, it might treat the settlement of the CCAM as a transfer of property by KKR Holdings to the holders of our common units. If this were the case, you would be subject to different, and possibly adverse, tax consequences as a result of the operation of the CCAM.

        If the CCAM is settled in cash the adjustment may be treated as though we, with respect to KKR Fund Holdings L.P., and our intermediate holding company, with respect to the KKR Management Holdings L.P., received this cash from the Group Partnerships with respect to the interests in the Acquired KPE Partnership and other assets contributed to the Group Partnerships. Alternatively, the cash adjustment may be treated as though the number of units of each Group Partnership was first adjusted in the manner described in the immediately preceding paragraph and then we, with respect to KKR Fund Holdings L.P., and our intermediate holding company, with respect to KKR Management Holdings L.P., sold our Group Partnership units to KKR & Co. LLC and KKR Intermediate Partnership for cash. In either case, we would be required to recognize gain or loss equal to the difference between the cash received and our allocable portion of the basis in either the assets contributed to KKR Fund Holdings L.P. or the interests in KKR Fund Holdings L.P. Similarly, our intermediate holding company generally would be required to recognize gain or loss equal to the difference between the cash received and its allocable portion of the basis in either the assets contributed to KKR Management Holdings L.P. or the interests in KKR Management Holdings L.P. and would be subject to corporate tax on any such gain. In addition, we would be required to recognize additional income on any taxable cash distribution to us by our intermediate holding company in respect of the adjustment to the extent such distribution was characterized as a dividend for U.S. federal income tax purposes.

        Any income or gain that we recognize in respect of the CCAM will be allocated to the holders of the CVIs. Similarly, any dividend income arising as a result of distributions from our intermediate holding company attributable to the operation of the CCAM will be allocated to the holders of the CVIs.

Taxation of Our Partnership and the Group Partnerships

        An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether or not cash distributions are then made. As a result of the KPE Transaction (and related transactions) you will become a limited partner of us. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

        An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership," unless an exception applies. An entity that would otherwise be classified as a partnership is a publicly traded partnership if (i) interests in the partnership are traded on an established securities market or (ii) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof. We will be publicly traded. However, an exception to taxation as a corporation, referred to as the "Qualifying Income Exception," exists if at least 90% of such partnership's gross income for every taxable year consists of "qualifying income" and the partnership is not required to register under the Investment Company Act. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

        Our Managing Partner will adopt a set of investment policies and procedures that will govern the types of investments we can make (and income we can earn), including structuring certain investments through entities, such as our intermediate holding company, classified as corporations for U.S. federal income tax purposes (as discussed further below), to ensure that we will meet the Qualifying Income Exception in each taxable year. It is the opinion of Simpson Thacher & Bartlett LLP that we will be treated as a partnership and not as a corporation for U.S. federal income tax purposes based on certain assumption and factual statements and representations made by us, including statements and representations as to the manner in which we intend to manage our affairs, the composition of our income, and that our Managing Partner will ensure that we comply with the investment policies and procedures put in place to ensure that we meet the Qualifying Income Exception in each taxable year. However, this opinion is based solely on current law and does not take into account any proposed or potential changes in law (including the proposed legislation described in "Risk Factors—Risks Related to KKR's Business—Legislation has been introduced that would, if enacted, preclude us from qualifying as a partnership for U.S. federal income tax purposes. If this or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability that could result in a reduction in the value of our common units.") which may be enacted with retroactive effect. Moreover, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge this conclusion and a court may sustain such a challenge. The Group Partnerships will be treated as partnerships for U.S. federal income tax purposes.

        If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, or if we are required to register under the Investment Company Act, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed the stock to the holders of common units in liquidation of their interests in us. This contribution and liquidation should generally be tax-free to holders so long as we do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

        If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to holders of common units, and we would be subject to U.S. corporate income tax on our taxable income. Distributions made to our unitholders would be treated as either taxable dividend income, which may be eligible for reduced rates of taxation, to the extent of our current or accumulated earnings and profits, or in the absence of earnings and profits, as a nontaxable return of capital, to the extent of the holder's tax basis in the common units, or as taxable capital gain, after the holder's basis is reduced to zero. In addition, in the case of non-U.S. Holders, distributions would be subject to withholding tax. Accordingly, treatment as a corporation would materially reduce a holder's after-tax return and thus could result in a reduction of the value of the common units.

        If at the end of any taxable year we fail to meet the Qualifying Income Exception (assuming that we are not taxed as a corporation from our inception), we may still qualify as a partnership if we are entitled to relief under the Internal Revenue Code for an inadvertent termination of partnership status. This relief will be available if: (i) the failure is cured within a reasonable time after discovery; (ii) the failure is determined by the IRS to be inadvertent; and (iii) we agree to make such adjustments (including adjustments with respect to our partners) or to pay such amounts as are required by the IRS. It is not possible to state whether we would be entitled to this relief in any or all circumstances. It also is not clear under the Internal Revenue Code whether this relief is available for our first taxable year as a publicly traded partnership. If this relief provision is inapplicable to a particular set of circumstances involving us, we will not qualify as a partnership for federal income tax purposes. Even if this relief provision applies and we retain our partnership status, we or our unitholders (during the failure period) will be required to pay such amounts as are determined by the IRS.

        The remainder of this section assumes that we and the Group Partnerships will be treated as partnerships for U.S. federal income tax purposes.

Taxation of Our Intermediate Holding Company

        The income derived from our fund management services will not likely be qualifying income for purposes of the Qualifying Income Exception. Therefore, in order to meet the Qualifying Income Exception, our interests in the Group Partnership that holds our management companies will be held indirectly through our intermediate holding company. Our intermediate holding company will be subject to tax on its allocable share of income of that Group Partnership.

        Our intermediate holding company is taxable as a corporation for U.S. federal income tax purposes and therefore, as the holder of our intermediate holding company's common stock, we will not be taxed directly on its earnings or the earnings of entities we hold through our intermediate holding company. Distributions of cash or other property that our intermediate holding company pays to us will constitute dividends for U.S. federal income tax purposes to the extent paid from its current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution by our intermediate holding company exceeds its current and accumulated earnings and profits, such excess will be treated as a tax-free return of capital to the extent of our tax basis in our intermediate holding company's common stock, and thereafter will be treated as a capital gain. Such distributions will be qualifying income for purposes of the Qualifying Income Exception.

        As general partner of KKR Management Holdings L.P., our intermediate holding company will incur U.S. federal income taxes on its proportionate share of any net taxable income of KKR Management Holdings L.P. In accordance with the applicable partnership agreement, we will cause KKR Management Holdings L.P. to distribute cash on a pro rata basis to holders of its units (that is, our intermediate holding company and KKR Holdings) in an amount at least equal to the maximum tax liabilities arising from their ownership of such units, if any.

        Our intermediate holding company's liability for U.S. federal income taxes and applicable state, local and other taxes could be increased if the IRS were to successfully reallocate income or deductions of the related entities conducting our business.

        If we form, for other purposes, a U.S. corporation or other entity treated as a corporation for U.S. federal income tax purposes, that corporation would be subject to U.S. federal income tax on its income.

Personal Holding Companies

        Our intermediate holding company could be subject to additional U.S. federal income tax on a portion of its income if it is determined to be a personal holding company, or "PHC," for U.S. federal income tax purposes. A U.S. corporation generally will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (i) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency and including as individuals for this purpose certain entities such as certain tax-exempt organizations and pension funds) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (ii) at least 60% of the corporation's adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year consists of PHC income (which includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents). The PHC rules do not apply to non-U.S. corporations.

        Due to applicable attribution rules, it is likely that five or fewer individuals or tax-exempt organizations will be treated as owning actually or constructively more than 50% of the value of units in our intermediate holding company. Consequently, our intermediate holding company could be or become a PHC, depending on whether it fails the PHC gross income test. If, as a factual matter, the income of our intermediate holding company fails the PHC gross income test, it will be a PHC. Certain aspects of the gross income test cannot be predicted with certainty. Thus, no assurance can be given that our intermediate holding company will not become a PHC following this offering or in the future.

        If our intermediate holding company is or were to become a PHC in a given taxable year, it would be subject to an additional 15% PHC tax on its undistributed PHC income, which generally includes the company's taxable income, subject to certain adjustments. For taxable years beginning after December 31, 2010, the PHC tax rate on undistributed PHC income will be equal to the highest marginal rate on ordinary income applicable to individuals (currently 35%). If our intermediate holding company were to become a PHC and had significant amounts of undistributed PHC income, the amount of PHC tax could be material. However, distributions of such income reduce the PHC income subject to tax.

Certain State, Local and Non-U.S. Tax Matters

        We and our subsidiaries may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which we or they transact business, own property or reside. For example, we and our subsidiaries may be subject to New York City unincorporated business tax. We may be required to file tax returns in some or all of those jurisdictions. The state, local or non-U.S. tax treatment of us and our unitholders may not conform to the U.S. federal income tax treatment discussed herein. We will pay non-U.S. taxes, and dispositions of foreign property or operations involving, or investments in, foreign property may give rise to non-U.S. income or other tax liability in amounts that could be substantial. Any non-U.S. taxes incurred by us may not pass through to unitholders as a credit against their U.S. federal income tax liability.

Consequences to U.S. Holders of Common Units

        The following is a summary of the material U.S. federal income tax consequences that will apply to you as a U.S. Holder of our common units.

        For U.S. federal income tax purposes, your allocable share of our items of income, gain, loss, deduction or credit, and our allocable share of those items of the Group Partnerships, will be governed by the limited partnership agreements for our partnership and the Group Partnerships if such allocations have "substantial economic effect" or are determined to be in accordance with your interest in our partnership. We believe that for U.S. federal income tax purposes, such allocations will have substantial economic effect or be in accordance with your interest in KKR & Co. L.P., and our Managing Partner intends to prepare tax returns based on such allocations. If the IRS successfully challenges the allocations made pursuant to the limited partnership agreements, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in the limited partnership agreements.

        The characterization of an item of our income, gain, loss, deduction or credit generally will be determined at our (rather than at your) level. Distributions we receive from our intermediate holding company will be taxable as dividend income to the extent of the intermediate holding company's current and accumulated earnings and profits and, to the extent allocable to individual holders of common units, they will be eligible for a reduced rate of tax of 15% through 2010, provided that certain holding period requirements are satisfied.

        We may derive taxable income from an investment that is not matched by a corresponding distribution of cash. This could occur, for example, if we used cash to make an investment or to reduce debt instead of distributing profits. In addition, special provisions of the Internal Revenue Code may be applicable to certain of our investments, and may affect the timing of our income, requiring us to recognize taxable income before we receive cash attributable to such income. Accordingly, although we intend to make tax distributions (see "Distribution Policy") it is possible that the U.S. federal income tax liability of a holder with respect to its allocable share of our income for a particular taxable year could exceed the cash distribution to the holder for the year, thus giving rise to an out-of-pocket tax liability for the holder.

Basis, Holding Period

        You will have an initial tax basis in your common units and CVIs equal to your adjusted basis in your KPE units at the time of the KPE Transaction. That basis will be increased by your share of our income and by increases in your share of our liabilities, if any. That basis will be decreased, but not below zero, by distributions from us, by your share of our losses and by any decrease in your share of our liabilities.

        If you acquire common units in separate transactions you must combine the basis of those units and maintain a single adjusted tax basis for all those units. Upon a sale or other disposition of less than all of the common units, a portion of that tax basis must be allocated to the common units sold. If you dispose of your common units prior to the settlement of the CVIs, a portion of your tax basis in your common units must be allocated to the CVIs based on the relative fair market value of your common units and CVIs at the time of the disposal.

        Subject to the application of the straddle rules (as discussed above under "—Consequences to U.S. Holders of KPE Transaction"), your holding period in your common units should generally include your prior holding period in your KPE units.

Limits on Deductions for Losses and Expenses

        Your deduction of your share of our losses will be limited to your tax basis in your common units and, if you are an individual or a corporate holder that is subject to the "at risk" rules, to the amount for which you are considered to be "at risk" with respect to our activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in your common units, reduced by (1) the portion of that basis attributable to your share of our liabilities for which you will not be personally liable and (2) any amount of money you borrow to acquire or hold your common units, if the lender of those borrowed funds owns an interest in us, is related to you or can look only to the common units for repayment. Your at risk amount will generally increase by your allocable share of our income and gain and decrease by cash distributions to you and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Any excess loss above that gain previously suspended by the at risk or basis limitations may no longer be used.

        We will not generate income or losses from "passive activities" for purposes of Section 469 of the Internal Revenue Code. Accordingly, income allocated by us to a holder may not be offset by the Section 469 passive losses of such holder and losses allocated to a holder generally may not be used to offset Section 469 passive income of such holder. In addition, other provisions of the Internal Revenue Code may limit or disallow any deduction for losses by a holder of our common units or deductions associated with certain assets of the partnership in certain cases. Holders should consult with their tax advisors regarding their limitations on the deductibility of losses under applicable sections of the Internal Revenue Code.

Limitations on Deductibility of Organizational Expenses and Syndication Fees

        In general, neither we nor any U.S. Holder may deduct organizational or syndication expenses. Syndication fees (which would include any sales or placement fees or commissions or underwriting discount payable to third parties) must be capitalized and cannot be amortized or otherwise deducted.

Limitations on Interest Deductions

        Your share of our interest expense is likely to be treated as "investment interest" expense. If you are a non-corporate U.S. Holder, the deductibility of "investment interest" expense is generally limited to the amount of your "net investment income." Your share of our dividend and interest income will be treated as investment income, although "qualified dividend income" subject to reduced rates of tax in the hands of an individual will only be treated as investment income if you elect to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our interest expense.

        The computation of your investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. For this purpose, any long-term capital gain or qualifying dividend income that is taxable at long-term capital gain rates is excluded from net investment income, unless the U.S. holder elects to pay tax on such gain or dividend income at ordinary income rates.

Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates

        Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer's adjusted gross income. Moreover, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the product of 2/3 and the lesser of (1) 3% of the excess of the individual's adjusted gross income over the threshold amount, or (2) 80% of the amount of the itemized deductions.

Such reductions are being reduced on a phased basis through 2009. The operating expenses of KKR Fund Holdings L.P., including any management fees paid, may be treated as miscellaneous itemized deductions subject to the foregoing rule. Alternatively, it is possible that we will be required to capitalize the management fees. Accordingly, if you are a non-corporate U.S. Holder, you should consult your tax advisors with respect to the application of these limitations.

Treatment of Distributions

        Distributions of cash by us generally will not be taxable to you to the extent of your adjusted tax basis (described above) in your common units. Any cash distributions in excess of your adjusted tax basis generally will be considered to be gain from the sale or exchange of your common units (as described below). Under current laws, such gain would generally be treated as capital gain and would be long-term capital gain if your holding period for your common units exceeds one year. A reduction in your allocable share of our liabilities, and certain distributions of marketable securities by us, are treated similar to cash distributions for U.S. federal income tax purposes.

Sale or Exchange of Common Units

        You will recognize gain or loss on a sale of common units equal to the difference, if any, between the amount realized and your adjusted tax basis in the common units sold. Your amount realized will be measured by the sum of the cash or the fair market value of other property received plus your share of our liabilities, if any.

        Gain or loss recognized by you on the sale or exchange of a common unit will generally be taxable as capital gain or loss and will be long-term capital gain or loss if your holding period in your common units (as discussed above under "—Basis, Holding Period") is greater than one year on the date of such sale or exchange. Assuming we have not made a qualifying electing fund election, referred to as a "QEF election," to treat our interest in a PFIC as a QEF, gain attributable to such an interest would be taxable as ordinary income and would be subject to an interest charge. In addition, certain gain attributable to our investment in a controlled foreign corporation, CFC, may be ordinary income and certain gain attributable to "unrealized receivables" or "inventory items" would be characterized as ordinary income rather than capital gain. For example, if we hold debt acquired at a market discount, accrued market discount on such debt would be treated as "unrealized receivables." The deductibility of capital losses is subject to limitations.

        Holders who acquire units at different times and intend to sell all or a portion of the units within a year of their most recent purchase are urged to consult their tax advisors regarding the application of certain "split holding period" rules to them and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Foreign Tax Credit Limitations

        You will generally be entitled to a foreign tax credit with respect to your allocable share of creditable foreign taxes paid on our income and gains (other than the income and gains of our intermediate holding company). Complex rules may, depending on your particular circumstances, limit the availability or use of foreign tax credits. Gains from the sale of our foreign investments may be treated as U.S. source gains. Consequently, you may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gains unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Certain losses that we incur may be treated as foreign source losses, which could reduce the amount of foreign tax credits otherwise available.

Section 754 Election

        Because we will be a continuation of KPE, KPE's election pursuant to Section 754 of the Internal Revenue Code will apply to us. The election is irrevocable without the consent of the IRS, and will generally require us to adjust the tax basis in our assets, or "inside basis," attributable to a transferee of common units under Section 743(b) of the Internal Revenue Code to reflect the purchase price of the common units paid by the transferee. In addition, KKR Management Holdings L.P. will make a Section 754 election. Therefore, similar adjustments will be made upon the transfer of interests in KKR Management Holdings L.P. For purposes of this discussion, a transferee's inside basis in our assets will be considered to have two components: (1) the transferee's share of our tax basis in our assets, or "common basis;" and (2) the Section 743(b) adjustment to that basis.

        Even though we will have a Section 754 election in effect, because we will not make an election for KKR Fund Holdings L.P., it is unlikely that the election will provide any substantial benefit or detriment to a transferee of common units.

        The calculations involved in the Section 754 election are complex. We will make them on the basis of assumptions as to the value of our assets and other matters.

Foreign Currency Gain or Loss

        Our functional currency will be the U.S. dollar, and our income or loss will be calculated in U.S. dollars. It is likely that we will recognize "foreign currency" gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult your tax advisor with respect to the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

        You may be subject to special rules applicable to indirect investments in foreign corporations, including an investment in a PFIC.

        A PFIC is defined as any foreign corporation with respect to which either (1) 75% or more of the gross income for a taxable year is "passive income" or (2) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce "passive income." There are no minimum stock ownership requirements for shareholders in PFICs. Once a corporation qualifies as a PFIC it is, subject to certain exceptions, always treated as a PFIC, regardless of whether it satisfies either of the qualification tests in subsequent years. Any gain on disposition of stock of a PFIC, as well as income realized on certain "excess distributions" by the PFIC, is treated as though realized ratably over the shorter of your holding period of common units or our holding period for the PFIC. Such gain or income is taxable as ordinary income and, as discussed above, dividends paid by a PFIC to an individual will not be eligible for the reduced rates of taxation that are available for certain qualifying dividends. In addition, an interest charge would be imposed on you based on the tax deferred from prior years.

        Although in the past you were responsible for making QEF elections because KPE was a foreign partnership, in the future, we will have to make such elections. Although it may not always be possible, we expect to make a QEF election where possible with respect to each entity treated as a PFIC to treat such non-U.S. entity as a QEF in the first year we hold shares in such entity. A QEF election is effective for our taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If we make a QEF election under the Internal Revenue Code with respect to our interest in a PFIC, in lieu of the foregoing treatment, we would be required to include in income each year a portion of the ordinary earnings and net capital gains of the QEF called "QEF Inclusions," even if not distributed to us. Thus, holders may be required to report taxable income as a result of QEF Inclusions without corresponding receipts of cash. However, a holder may elect to defer, until the occurrence of certain events, payment of the U.S. federal income tax attributable to QEF Inclusions for which no current distributions are received, but will be required to pay interest on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. Our tax basis in the shares of such non-U.S. entities, and a holder's basis in our common units, will be increased to reflect QEF Inclusions. No portion of the QEF Inclusion attributable to ordinary income will be eligible for reduced rates of taxation. Amounts included as QEF Inclusions with respect to direct and indirect investments generally will not be taxed again when actually distributed. You should consult your tax advisors as to the manner in which QEF Inclusions affect your allocable share of our income and your basis in your common units.

        Alternatively, in the case of a PFIC that is a publicly-traded foreign portfolio company, we may make an election to "mark to market" the stock of such foreign portfolio company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. You may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years.

        We may make certain investments, including for instance investments in specialized investment funds or investments in funds of funds through non-U.S. corporate subsidiaries of the Group Partnerships or through other non-U.S. corporations. Such an entity may be a PFIC for U.S. federal income tax purposes. In addition, certain of our investments could be in PFICs. Thus, we can make no assurance that some of our investments will not be treated as held through a PFIC or as interests in PFICs or that such PFICs will be eligible for the "mark to market" election, or that as to any such PFICs we will be able to make QEF elections.

        If we do not make a QEF election with respect to a PFIC, Section 1291 of the Internal Revenue Code will treat all gain on a disposition by us of shares of such entity, gain on the disposition of common units by a holder at a time when we own shares of such entity, as well as certain other defined "excess distributions," as if the gain or excess distribution were ordinary income earned ratably over the shorter of the period during which the holder held its common units or the period during which we held our shares in such entity. For gain and excess distributions allocated to prior years, (i) the tax rate will be the highest in effect for that taxable year and (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses. Holders will also be subject to an interest charge for any deferred tax. No portion of this ordinary income will be eligible for the favorable tax rate applicable to "qualified dividend income" for individual U.S. persons.

Controlled Foreign Corporations

        A non-U.S. entity will be treated as a controlled foreign corporation, or CFC, if it is treated as a corporation for U.S. federal income tax purposes and if more than 50% of (i) the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or (ii) the total value of the stock of the non-U.S. entity is owned by U.S. Shareholders on any day during the taxable year of such non-U.S. entity. For purposes of this discussion, a "U.S. Shareholder" with respect to a non-U.S. entity means a U.S. person that owns 10% or more of the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote.

        When making investment or other decisions, we will consider whether an investment will be a CFC and the consequences related thereto. If we are a U.S. Shareholder in a non-U.S. entity that is treated as a CFC, each common unitholder may be required to include in income its allocable share of the CFC's "Subpart F" income reported by us. Subpart F income generally includes dividends, interest, net gain from the sale or disposition of securities, non-actively managed rents and certain other generally passive types of income. The aggregate Subpart F income inclusions in any taxable year relating to a particular CFC are limited to such entity's current earnings and profits. These inclusions are treated as ordinary income

(whether or not such inclusions are attributable to net capital gains). Thus, an investor may be required to report as ordinary income its allocable share of the CFC's Subpart F income reported by us without corresponding receipts of cash and may not benefit from capital gain treatment with respect to the portion of our earnings (if any) attributable to net capital gains of the CFC.

        The tax basis of our common units of such non-U.S. entity, and a holder's tax basis in our common units, will be increased to reflect any required Subpart F income inclusions. Such income will be treated as income from sources within the United States, for certain foreign tax credit purposes, to the extent derived by the CFC from U.S. sources. Such income will not be eligible for the reduced rate of tax applicable to "qualified dividend income" for individual U.S. persons. See "—Limitations on Interest Deductions." Amounts included as such income with respect to direct and indirect investments generally will not be taxable again when actually distributed.

        Regardless of whether any CFC has Subpart F income, any gain allocated to a unitholder from our disposition of stock in a CFC will be treated as ordinary income to the extent of the holder's allocable share of the current and/or accumulated earnings and profits of the CFC. In this regard, earnings would not include any amounts previously taxed pursuant to the CFC rules. However, net losses (if any) of a non-U.S. entity owned by us that is treated as a CFC will not pass through to our holders. Moreover, a portion of a U.S. Holder's gain from the sale or exchange of common units may be treated as ordinary income. Any portion of any gain from the sale or exchange of a common unit that is attributable to a CFC may be treated as an "unrealized receivable." See "—Sale or Exchange of Common Units."

        If a non-U.S. entity held by us is classified as both a CFC and a PFIC during the time we are a U.S. Shareholder of such non-U.S. entity, a holder will be required to include amounts in income with respect to such non-U.S. entity pursuant to this subheading, and the consequences described under the subheading "—Passive Foreign Investment Companies" above will not apply. If our ownership percentage in a non-U.S. entity changes such that we are not a U.S. Shareholder with respect to such non-U.S. entity, then unitholders may be subject to the PFIC rules. The interaction of these rules is complex, and prospective holders are urged to consult their tax advisors in this regard.

Investment Structure

        To manage our affairs so as to meet the "qualifying income" exception for the publicly traded partnership rules (discussed above) and comply with certain requirements in our Limited Partnership Agreement, we may need to structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investment structures will be entered into as determined in the sole discretion of our Managing Partner in order to create a tax structure that generally is efficient for our unitholders. However, because our unitholders will be located in numerous taxing jurisdictions, no assurances can be given that any such investment structure will be beneficial to all our unitholders to the same extent, and may even impose additional tax burdens on some of our unitholders. As discussed above, if the entity were a non-U.S. corporation it may be considered a CFC or PFIC. If the entity were a U.S. corporation, it would be subject to U.S. federal income tax on its operating income, including any gain recognized on its disposal of its investments. In addition, if the investment involves U.S. real estate, gain recognized on disposition would generally be subject to U.S. federal income tax, whether the corporation is a U.S. or a non-U.S. corporation.

Taxes in Other State, Local, and Non-U.S. Jurisdictions

        In addition to U.S. federal income tax consequences, you may be subject to potential U.S. state and local taxes because of an investment in us in the U.S. state or locality in which you are a resident for tax purposes or in which we have investments or activities. You may also be subject to tax return filing obligations and income, franchise or other taxes, including withholding taxes, in state, local or non-U.S. jurisdictions in which we invest, or in which entities in which we own interests conduct activities or derive income. Income or gains from investments held by us may be subject to withholding or other taxes in jurisdictions outside the United States, subject to the possibility of reduction under applicable income tax treaties. If you wish to claim the benefit of an applicable income tax treaty, you may be required to submit information to tax authorities in such jurisdictions. You should consult your own tax advisors regarding the U.S. state, local and non-U.S. tax consequences of an investment in us.

Transferor/Transferee Allocations

        In general, our taxable income and losses will be determined and apportioned among investors using conventions we regard as consistent with applicable law. As a result, if you transfer your common units, you may be allocated income, gain, loss and deduction realized by us after the date of transfer.

        Although Section 706 of the Internal Revenue Code generally provides guidelines for allocations of items of partnership income and deductions between transferors and transferees of partner interests, it is not clear that our allocation method complies with its requirements. If our convention were not permitted, the IRS might contend that our taxable income or losses must be reallocated among the investors. If such a contention were sustained, your respective tax liabilities would be adjusted to your possible detriment. Our Managing Partner is authorized to revise our method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

U.S. Federal Estate Taxes

        If common units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Prospective individual U.S. Holders should consult their own tax advisors concerning the potential U.S. federal estate tax consequences with respect to our common units.

U.S. Taxation of Tax-Exempt U.S. Holders of Common Units

        A holder of common units that is a tax-exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation, will nevertheless be subject to "unrelated business taxable income," or UBTI, to the extent, if any, that its allocable share of our income consists of UBTI. A tax-exempt partner of a partnership that regularly engages in a trade or business which is unrelated to the exempt function of the tax-exempt partner must include in computing its UBTI its pro rata share (whether or not distributed) of such partnership's gross income and deductions derived from such unrelated trade or business. Moreover, a tax-exempt partner of a partnership will be treated as earning UBTI to the extent that such partnership derives income from "debt-financed property," or if the partner interest itself is debt financed. Debt-financed property means property held to produce income with respect to which there is "acquisition indebtedness" (that is, indebtedness incurred in acquiring or holding property).

        In light of our investment activities, we will likely derive income that constitutes UBTI, because we will likely incur acquisition-related indebtedness. Because we are under no obligation to minimize UBTI, tax-exempt U.S. Holders of common units should consult their own tax advisors regarding all aspects of UBTI.

Investments by U.S. Mutual Funds

        U.S. mutual funds that are treated as regulated investment companies, or RICs, for U.S. federal income tax purposes are required, among other things, to meet an annual 90% gross income and a quarterly 50% asset value test under Section 851(b) of the Internal Revenue Code to maintain their favorable U.S. federal income tax status. The 90% gross income test generally requires that, for a corporation to qualify as a RIC, at least 90 percent of such corporation's annual income must be "qualifying income," which is generally limited to investment income of various types. The 50% asset value test generally requires that, for a corporation to qualify as a RIC, at the close of each quarter of the taxable year, at least 50 percent of the value of such corporation's total assets must be represented by cash and cash items (including receivables), Government securities, securities of other RICs, and other securities generally limited in respect of any one issuer to an amount not greater in value than 5 percent of the value of the total assets of the corporation and to not more than 10 percent of the outstanding voting securities of such issuer.

        The treatment of an investment by a RIC in common units for purposes of these tests will depend on whether we are treated as a "qualifying publicly traded partnership." If our partnership is so treated, then the common units themselves are the relevant assets for purposes of the 50% asset value test and the net income from the common units is the relevant gross income for purposes of the 90% gross income test. RICs may not invest greater than 25 percent of their assets in one or more qualifying publicly traded partnerships. All income derived from a qualifying publicly traded partnership is considered qualifying income for purposes of the RIC 90% gross income test above. However, if we are not treated as a qualifying publicly traded partnership for purposes of the RIC rules, then the relevant assets for the RIC asset test will be the RIC's allocable share of the underlying assets held by us and the relevant gross income for the RIC income test will be the RIC's allocable share of the underlying gross income earned by us. Whether we will qualify as a "qualifying publicly traded partnership" depends on the exact nature of our future investments, but it is likely that we will not be treated as a "qualifying publicly traded partnership." In addition, as discussed above under "—Consequences to U.S. Holders of Common Units," we may derive taxable income from an investment that is not matched by a corresponding cash distribution. Accordingly, a RIC investing in our common units may recognize income for U.S. federal income tax purposes without receiving cash with which to make distributions in amounts necessary to satisfy the distribution requirements under Sections 852 and 4982 of the Internal Revenue Code for avoiding income and excise tax. RICs should consult their own tax advisors about the U.S. tax consequences of an investment in common units.

Consequences to Non-U.S. Holders of Common Units and CVIs

U.S. Income Tax Consequences

        We may be, or may become, engaged in a U.S. trade or business for U.S. federal income tax purposes, including by reason of our investments in U.S. real property holding corporations, in which case some portion of our income would be treated as effectively connected income with respect to non-U.S. holders, or "ECI." If a non-U.S. Holder were treated as being engaged in a U.S. trade or business in any year because of an investment in our common units in such year, such non-U.S. Holder generally would be: (1) subject to withholding by us on such non-U.S. Holder's distributions of income; (2) required to file a U.S. federal income tax return for such year reporting its allocable share, if any, of income or loss effectively connected with such trade or business, including certain income from U.S. sources not related to KKR & Co. L.P.; and (3) required to pay U.S. federal income tax at regular U.S. federal income tax rates on any such income. Moreover, a corporate non-U.S. Holder might be subject to a U.S. branch profits tax on its allocable share of its ECI. Any amount so withheld would be creditable against such non-U.S. Holder's U.S. federal income tax liability, and such non-U.S. Holder could claim a refund to the extent that the amount withheld exceeded such non-U.S. Holder's U.S. federal income tax liability for the taxable year. Finally, if we were treated as being engaged in a U.S. trade or business, a portion of any gain recognized by a holder who is a non-U.S. Holder on the sale or exchange of its common units or upon receipt of amounts pursuant to the CVIs, could be treated for U.S. federal income tax purposes as ECI, and hence such non-U.S. Holder could be subject to U.S. federal income tax on the sale or exchange.

        Although each non-U.S. Holder is required to provide an IRS Form W-8, we may not be able to provide complete information related to the tax status of our investors to the Group Partnerships for purposes of obtaining reduced rates of withholding on behalf of our investors. Accordingly, if such information is not provided, to the extent we receive dividends from a U.S. corporation including the intermediate holding company through the Group Partnerships and its investment vehicles, your allocable share of distributions of such dividend income will be subject to U.S. withholding tax at a rate of 30%. Distributions to you may also be subject to withholding to the extent they are attributable to the sale of a U.S. real property interest or if the distribution is otherwise considered fixed or determinable annual or periodic income under the Internal Revenue Code. You may need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which may include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations, if you reside in a treaty jurisdiction which does not treat our partnership as a pass-through entity, you may not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. You should consult your tax advisors regarding the treatment of U.S. withholding taxes.

        Special rules may apply in the case of a non-U.S. Holder that: (1) has an office or fixed place of business in the United States; (2) is present in the United States for 183 days or more in a taxable year; or (3) is a former citizen of the United States, a foreign insurance company that is treated as holding a partner interest in us in connection with their U.S. business, a PFIC or a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your tax advisors regarding the application of these special rules.

U.S. Federal Estate Tax Consequences

        The U.S. federal estate tax treatment of our common units with regards to the estate of a non-citizen who is not a resident of the United States is not entirely clear. If our common units are includable in the U.S. gross estate of such person, then a U.S. federal estate tax might be payable in connection with the death of such person. Prospective individual non-U.S. Holders who are non-citizens and not residents of the United States should consult their own tax advisors concerning the potential U.S. federal estate tax consequences with regard to our common units.

Administrative Matters

Taxable Year

        We currently intend to use the calendar year as our taxable year for U.S. federal income tax purposes. Under certain circumstances which we currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Tax Matters Partner

        Our Managing Partner will act as our "tax matters partner." As the tax matters partner, our Managing Partner will have the authority, subject to certain restrictions, to act on our behalf in connection with any administrative or judicial review of our items of income, gain, loss, deduction or credit.

Information Returns

        We have agreed to furnish to you, as soon as reasonably practicable after the close of each calendar year, tax information (including Schedule K-1), which describes on a U.S. dollar basis your share of our income, gain, loss and deduction for our preceding taxable year. It will require longer than 90 days after the end of our fiscal year to obtain the requisite information from all lower-tier entities so that K-1s may be prepared for the Partnership. Consequently, holders of common units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past April 15 or the otherwise applicable due date of their income tax return for the taxable year. In addition, each partner will be required to report for all tax purposes consistently with the information provided by us for the taxable year.

        In preparing this information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

        We may be audited by the IRS. Adjustments resulting from an IRS audit may require you to adjust a prior year's tax liability and possibly may result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our tax returns as well as those related to our tax returns.

Tax Shelter Regulations

        If we were to engage in a "reportable transaction," we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS in accordance with recently issued regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses in excess of $2 million. An investment in us may be considered a "reportable transaction" if, for example, we recognize certain significant losses in the future. In certain circumstances, a unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Our participation in a reportable transaction also could increase the likelihood that our U.S. federal income tax information return (and possibly your tax return) would be audited by the IRS. Certain of these rules are currently unclear and it is possible that they may be applicable in situations other than significant loss transactions.

        Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to: (i) significant accuracy-related penalties with a broad scope; (ii) for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and (iii) in the case of a listed transaction, an extended statute of limitations.

        Unitholders should consult their tax advisors concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the dispositions of their interests in us.

Constructive Termination

        Unless we were eligible to, and did, elect to be treated under certain rules that apply to large partnerships, we will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period.

        Our termination would result in the close of our taxable year for all holders of common units. In the case of a holder reporting on a taxable year other than a fiscal year ending on our year-end, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in the holder's taxable income for the year of termination. We would be required to make new tax elections after a termination. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Withholding and Backup Withholding

        For each calendar year, we will report to you and the IRS the amount of distributions we made to you and the amount of U.S. federal income tax (if any) that we withheld on those distributions. The proper application to us of rules for withholding under Section 1441 of the Internal Revenue Code (applicable to certain dividends, interest and similar items) is unclear. Because the documentation we receive may not properly reflect the identities of partners at any particular time (in light of possible sales of common units), we may over-withhold or under-withhold with respect to a particular holder of common units. For example, we may impose withholding, remit that amount to the IRS and thus reduce the amount of a distribution paid to a non-U.S. Holder. It may turn out, however, the corresponding amount of our income was not properly allocable to such holder, and the withholding should have been less than the actual withholding. Such holder would be entitled to a credit against the holder's U.S. federal income tax liability for all withholding, including any such excess withholding, but if the withholding exceeded the holder's U.S. federal income tax liability, the holder would have to apply for a refund to obtain the benefit of the excess withholding. Similarly, we may fail to withhold on a distribution, and it may turn out the corresponding income was properly allocable to a non-U.S. Holder and withholding should have been imposed. In that event, we intend to pay the underwithheld amount to the IRS, and we may treat such under-withholding as an expense that will be borne by all partners on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the relevant non-U.S. holder).

        Under the backup withholding rules, you may be subject to backup withholding tax (at the applicable rate, currently 28%) with respect to distributions paid unless: (1) you are a corporation or come within another exempt category and demonstrate this fact when required; or (2) you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules. If you are an exempt holder, you should indicate your exempt status on a properly completed IRS Form W-9. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8BEN. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund.

        If you do not timely provide us (or the clearing agent or other intermediary, as appropriate) with IRS Form W-8 or W-9, as applicable, or such form is not properly completed, you may become subject to U.S. backup withholding taxes in excess of what would have been imposed had we received certifications from all investors. Such excess U.S. backup withholding taxes may be treated by us as an expense that will be borne by all investors on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the holders that failed to timely provide the proper U.S. tax certifications).

Nominee Reporting

        Persons who hold an interest in our partnership as a nominee for another person are required to furnish to us:

  (1)
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  (2)
  whether the beneficial owner is: (i) a person that is not a U.S. person; (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or (iii) a tax-exempt entity;

  (3)
  the amount and description of common units held, acquired or transferred for the beneficial owner; and

  (4)
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

New Legislation or Administrative or Judicial Action

        The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. No assurance can be given as to whether, or in what form, any proposals affecting us or our unitholders will be enacted. The present U.S. federal income tax treatment of an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. Changes to the U.S. federal income tax laws and interpretations thereof could make it more difficult or impossible to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, affect or cause us to change our investments and commitments, affect the tax considerations of an investment in us, change the character or treatment of portions of our income (including, for instance, the treatment of carried interest as ordinary income rather than capital gain) and adversely affect an investment in our common units. See "Risk Factors—Risks Related to KKR's Business—Our structure involves complex provisions of U.S. federal income tax laws for which no clear precedent or authority may be available. Our structure also is subject to potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis," and "—Legislation has been introduced that would, if enacted, preclude us from qualifying as a partnership for U.S. federal income tax purposes. If this or any similar legislation or regulation were to be enacted and apply to us, we would incur a material increase in our tax liability that could result in a reduction in the value of our common units." We and our unitholders could be adversely affected by any such change in, or any new, tax law, regulation or interpretation. Our organizational documents and agreements permit the board of directors to modify the amended and restated operating agreement from time to time, without the consent of the unitholders, in order to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our unitholders.

        THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO KKR AND ITS UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE MEANING AND IMPACT OF TAX LAWS AND OF PROPOSED CHANGES WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH UNITHOLDER. UNITHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE KPE TRANSACTION (AND RELATED TRANSACTIONS) AND OWNING COMMON UNITS AND CVIS.

PLAN OF DISTRIBUTION

        We have entered into a purchase and sale agreement with KPE, pursuant to which we have agreed to acquire all of the assets of KPE and assume all of the liabilities of KPE and its general partner in exchange for our common units and CVIs. If unitholders representing at least a majority of the outstanding KPE units (excluding KPE units whose consent rights are controlled by us or our affiliates) consent to the KPE Transaction, the Reorganization Transactions have been completed and the other conditions precedent in the purchase and sale agreement are satisfied or waived, the KPE Transaction will be completed as soon as reasonably practicable thereafter.

        As promptly as practicable following the KPE Purchase, KPE will distribute in the KPE Distribution to its unitholders all of the common units and CVIs it receives, which distribution will be structured as an in-kind distribution under the KPE partnership agreement. This in-kind distribution will result in a distribution of all of the assets of KPE, which will result in a termination of KPE under its partnership agreement. In connection with the KPE Distribution, KPE will be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act of 1933.

        Prior to the KPE Transaction, there will have been no public market for our common units. We intend to apply to list the common units on the NYSE under the symbol "KKR."

Lock-Up Arrangements

        KKR Holdings and certain other KKR entities have agreed that, without the prior written consent of a majority of the conflicts committee of our Managing Partner's board of directors, they will not, during the period ending 180 days after the date of the KPE Purchase:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common units or any securities convertible into or exercisable or exchangeable for common units; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units;

whether any such transaction described above is to be settled by delivery of common units or such other securities, in cash or otherwise. In addition, we have agreed that, during the same 180-day period, without the prior written consent of a majority of the conflicts committee of our Managing Partner's board of directors, we will not file any registration statement with the SEC relating to the offering of any common units or any securities convertible into or exercisable or exchangeable for common units (other than any registration statement on Form S-8 to register common units issued or reserved for issuance under our 2008 Equity Incentive Plan) or publicly disclose the intention to do so.

        These restrictions do not apply to certain sales, issuances, distributions and transfers. See "Common Units Eligible for Future Sale—Lock-Up Arrangements."

        We also have instituted an internal policy that prohibits all of our employees from selling short or trading in derivative securities relating to the common units.

LEGAL MATTERS

        The validity of the common units will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York, and Simpson Thacher & Bartlett LLP has opined as to certain U.S. federal income tax matters with respect to us. Certain partners of Simpson Thacher & Bartlett LLP, members of their families and related persons have an interest representing less than 1% of the capital commitments of investment funds that we manage. The validity of the CVIs will be passed upon for us by Richards, Layton & Finger, P.A., Wilmington, Delaware.

EXPERTS

        The statement of financial condition of KKR & Co. L.P. as of June 30, 2008 and December 31, 2007, included in this prospectus has been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein and elsewhere in this prospectus, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The statement of financial condition of KKR Management LLC as of June 30, 2008 and December 31, 2007, included in this prospectus has been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein and elsewhere in this prospectus, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The combined financial statements of KKR Group as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein and elsewhere in this prospectus (which report expresses an unqualified opinion and includes an explanatory paragraph relating to investments without a readily determinable fair market value), and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The statement of assets and liabilities of KKR Private Equity Investors, L.P. as of December 31, 2007 and 2006, and the related statements of operations, changes in net assets and cash flows for the year ended December 31, 2007 and for the period from April 18, 2006 (Date of Formation) to December 31, 2006, included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein and elsewhere in this prospectus (which report expresses an unqualified opinion and includes an explanatory paragraph relating to investments without a readily determinable fair market value) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated statement of assets and liabilities, including the consolidated schedule of investments, of KKR PEI Investments, L.P. as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in net assets and cash flows for the year ended December 31, 2007 and for the period from April 18, 2006 (Date of Formation) to December 31, 2006, and the related financial statement schedules included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in this prospectus (which report expresses an unqualified opinion and includes an explanatory paragraph relating to investments without a readily determinable fair market value and the supplemental schedules) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Forms S-1 and S-4 under the Securities Act with respect to the common units and CVIs issued in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common units and CVIs, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement.

        Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this website is http://www.sec.gov.

        Upon completion of the Transactions, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC's website. We intend to furnish our unitholders with annual reports containing consolidated financial statements audited by our independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Page
KKR & Co. L.P.*:
Report of Independent Registered Public Accounting Firm	F-4
Statement of Financial Condition as of June 30, 2008 and December 31, 2007	F-5
Notes to Statement of Financial Condition	F-5
KKR Management LLC:
Report of Independent Registered Public Accounting Firm	F-6
Statement of Financial Condition as of June 30, 2008 and December 31, 2007	F-7
Notes to Statement of Financial Condition.	F-7
KKR Group**:
Report of Independent Registered Public Accounting Firm	F-8
Combined Financial Statements—December 31, 2007, 2006 and 2005
Combined Statements of Financial Condition as of December 31, 2007 and 2006	F-9
Combined Statements of Income for the Years Ended December 31, 2007, 2006 and 2005	F-10
Combined Statements of Changes in Partners' Capital for the Years Ended December 31, 2007, 2006 and 2005	F-11
Combined Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005	F-12
Notes to Combined Financial Statements—December 31, 2007, 2006 and 2005	F-14
Combined Financial Statements—June 30, 2008 and 2007
Condensed Combined Statements of Financial Condition as of June 30, 2008 and December 31, 2007	F-51
Condensed Combined Statements of Operations for the Six Months Ended June 30, 2008 and 2007	F-52
Condensed Combined Statements of Changes in Partners' Capital for the Six Months Ended June 30, 2008	F-53
Condensed Combined Statements of Cash Flows for the Six Months Ended June 30, 2008 and 2007	F-54
Notes to Condensed Combined Financial Statements—June 30, 2008 and 2007	F-56
KKR Private Equity Investors, L.P.:
Report of Independent Registered Public Accounting Firm	F-90
Statements of Assets and Liabilities as of December 31, 2007 and December 31, 2006	F-91
Statements of Operations for the Year Ended December 31, 2007 and for the Period from April 18, 2006 (Date of Formation) to December 31, 2006	F-92
Statements of Changes in Net Assets for the period from April 18, 2006 (Date of Formation) to December 31, 2006 and for the Year Ended December 31, 2007	F-93
Statements of Cash Flows for the Year Ended December 31, 2007 and for the Period from April 18, 2006 (Date of Formation) to December 31, 2006	F-94
Notes to the Financial Statements	F-95

Page
KKR Private Equity Investors, L.P. (continued):
Unaudited Statements of Assets and Liabilities as of June 30, 2008 and December 31, 2007	F-113
Unaudited Statements of Operations for the Quarters and Six Months Ended June 30, 2008 and June 30, 2007	F-114
Unaudited Statements of Changes in Net Assets for the Year Ended December 31, 2007 and the Six Months ended June 30, 2008	F-115
Unaudited Statements of Cash Flows for the Six Months Ended June 30, 2008 and June 30, 2007	F-116
Notes to the Unaudited Financial Statements	F-117
KKR PEI Investments, L.P. and Subsidiaries:
Report of Independent Registered Public Accounting Firm	F-133
Consolidated Statements of Assets and Liabilities as of December 31, 2007 and December 31, 2006	F-134
Consolidated Schedule of Investments as of December 31, 2007	F-135
Consolidated Schedule of Investments as of December 31, 2006	F-137
Consolidated Statements of Operations for the Year Ended December 31, 2007 and for the Period from April 18, 2006 (Date of Formation) to December 31, 2006	F-138
Consolidated Statements of Changes in Net Assets for the Period from April 18, 2006 (Date of Formation) to December 31, 2006 and for the Year Ended December 31, 2006	F-139
Consolidated Statements of Cash Flows for the Year Ended December 31, 2007 and for the Period from April 18, 2006 (Date of Formation) to December 31, 2006	F-140
Notes to the Consolidated Financial Statements	F-141
Supplemental Combining Schedules:
Statement of Assets and Liabilities as of December 31, 2007	F-169
Statement of Assets and Liabilities as of December 31, 2006	F-170
Statement of Operations for the Year Ended December 31, 2007	F-171
Statement of Operations for the Period from April 18, 2006 (Date of Formation) to December 31, 2006	F-172
Statement of Changes in Net Assets for the Year Ended December 31, 2007	F-173
Statement of Changes in Net Assets for the Period from April 18, 2006 (Date of Formation) to December 31, 2006	F-174
Statement of Cash Flows for the Year Ended December 31, 2007	F-175
Statement of Cash Flows for the Period from April 18, 2006 (Date of Formation) to December 31, 2006	F-177

*
KKR & Co. L.P. will have no operations and nominal assets consisting of cash and cash equivalents at the time the registration statement, of which this prospectus forms a part, is declared effective. As a result, at the time of effectiveness, KKR & Co. L.P. may be considered a shell company as defined under Exchange Act rules until the Reorganization Transaction have been completed.

**
The combined financial statements reflect the historical results of operations and financial position of the KKR Group for all periods presented. Accordingly, the historical financial statements do not reflect what the results of operations and financial position of the KKR Group would have been had the KKR Group been a stand-alone, public company for the periods presented.

The KKR Group has operated in the U.S. through various limited liability companies and partnerships. As a result, the KKR Group's income has generally not been subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners. Income taxes shown on the KKR Group's historical combined statements of income are attributable to taxes incurred in non-U.S. entities and to New York City unincorporated business tax attributable to the KKR Group's operations apportioned to New York City. Unaudited pro forma taxes based on the Reorganization Transactions are provided within the Unaudited Pro Forma Financial Information section of this prospectus.

The KKR Group's business is presently conducted through a large number of entities which are under the common control of our senior principals and the common ownership of our existing owners, and for which there is no single holding entity. Accordingly, the KKR Group has not presented historical earnings per unit of the combined entities. Unaudited pro forma earnings per unit, based on the Reorganization Transactions, are provided within the Unaudited Pro Forma Financial Information section of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Partners of KKR & Co. L.P.:

        We have audited the accompanying statement of financial condition of KKR & Co. L.P. (the "Partnership") as of June 30, 2008 and December 31, 2007. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such financial statement presents fairly, in all material respects, the financial position of KKR & Co. L.P. as of June 30, 2008 and December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York
September 19, 2008

KKR & CO. L.P.

Statement of Financial Condition
As of June 30, 2008 and December 31, 2007

	June 30, 2008	December 31, 2007
Assets
Cash	$1,036	$1,020

Partners' Capital
Partners' Capital	$1,036	$1,020

Notes to Statement of Financial Condition

1.     ORGANIZATION

        KKR & Co. L.P. (the "Partnership") was formed as a Delaware limited partnership on June 25, 2007. Pursuant to a series of transactions, the Partnership will become a holding partnership and its sole assets are expected to consist of controlling equity interests in KKR Management Holdings Corp. and KKR Fund Holdings L.P. Through those equity interests, the Partnership will operate and control all of the businesses and affairs of those entities and their subsidiaries. KKR Management LLC is the general partner of the Partnership.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate Statements of Income, Changes in Partners' Capital and Cash Flows have not been presented because there have been no business activities of the Partnership.

3.     PARTNERS' CAPITAL

        An organizational limited partner of the Partnership contributed $1,000 to the Partnership in connection with the Partnership's formation.

Report of Independent Registered Public Accounting Firm

To the Members of KKR Management LLC:

        We have audited the accompanying statement of financial condition of KKR Management LLC (the "Company") as of June 30, 2008 and December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such financial statement presents fairly, in all material respects, the financial position of KKR Management LLC as of June 30, 2008 and December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York
September 19, 2008

KKR MANAGEMENT LLC

Statement of Financial Condition
As of June 30, 2008 and December 31, 2007

	June 30, 2008	December 31, 2007
Assets
Cash	$1,036	$1,020

Members' Capital
Members' Capital	$1,036	$1,020

Notes to Statement of Financial Condition

1.     ORGANIZATION

        KKR Management LLC (the "Company") was formed as a Delaware limited liability company on June 25, 2007. The Company has been established to serve, pursuant to a series of future transactions, as the general partner of KKR & Co. L.P.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate Statements of Income, Changes in Members' Capital and Cash Flows have not been presented because there have been no business activities of the Company.

3.     MEMBERS' CAPITAL

        Organizational members of the Company contributed $1,000 to the Company in connection with its formation.

Report of Independent Registered Public Accounting Firm

To the Partners of the KKR Group:

        We have audited the accompanying combined statements of financial condition of the KKR Group (the "Company") as of December 31, 2007 and 2006, and the related combined statements of income, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the KKR Group as of December 31, 2007 and 2006, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

        As explained in Note 2 to the combined financial statements, the financial statements include investments valued at $24.4 billion (approximately 67% of total assets) and $15.2 billion (approximately 73% of total assets) as of December 31, 2007 and 2006, respectively, whose values have been estimated by the Company's management in the absence of readily determinable fair market values. Management's estimates are based on the factors described in Note 2.

/s/ Deloitte & Touche LLP

New York, New York
July 25, 2008
(October 13, 2008, as to Notes 11 and 13)

KKR GROUP

Combined Statements of Financial Condition

As of December 31, 2007 and 2006

(Dollars in Thousands)

	2007	2006
Assets
Cash and Cash Equivalents	$272,045	$92,991
Cash and Cash Equivalents Held at Consolidated Entities	413,747	2,299,650
Restricted Cash and Cash Equivalents	45,918	108,295
Investments, at Fair Value	31,818,332	20,538,247
Due from Affiliates	43,969	115,561
Other Assets	248,785	138,039

Total Assets	$32,842,796	$23,292,783

Liabilities and Partners' Capital
Debt Obligations	$2,020,328	$948,803
Accounts Payable, Accrued Expenses and Other Liabilities	555,308	333,120

Total Liabilities	2,575,636	1,281,923

Commitments and Contingencies
Non-Controlling Interests in Consolidated Entities	28,749,814	20,318,440

Partners' Capital
Partners' Capital	1,507,694	1,684,794
Accumulated Other Comprehensive Income	9,652	7,626

Total Partners' Capital	1,517,346	1,692,420

Total Liabilities and Partners' Capital	$32,842,796	$23,292,783

See notes to combined financial statements.

KKR GROUP

Combined Statements of Income

For the Years ended December 31, 2007, 2006 and 2005

(Dollars in Thousands)

	2007	2006	2005
Revenues
Fee Income	$862,265	$410,329	$232,945

Expenses
Employee Compensation and Benefits	212,766	131,667	79,643
Occupancy and Related Charges	20,068	19,295	13,534
General, Administrative and Other	128,036	78,154	54,336
Fund Expenses	80,040	38,350	20,778

Total Expenses	440,910	267,466	168,291

Investment Income
Net Gains from Investment Activities	1,111,572	3,105,523	2,984,504
Dividend Income	747,544	714,069	729,926
Interest Income	218,920	210,872	27,166
Interest Expense	(86,253)	(29,542)	(697)

Total Investment Income	1,991,783	4,000,922	3,740,899

Income before Non-Controlling Interests in Income of Consolidated Entities and Income Taxes	2,413,138	4,143,785	3,805,553
Non-Controlling Interests in Income of Consolidated Entities	1,598,310	3,039,677	2,870,035

Income Before Taxes	814,828	1,104,108	935,518
Income Taxes	12,064	4,163	2,900

Net Income	$802,764	$1,099,945	$932,618

See notes to combined financial statements.

KKR GROUP

Combined Statements of Changes in Partners' Capital

For the Years ended December 31, 2007, 2006 and 2005

(Dollars in Thousands)

	Partners' Capital	Accumulated Other Comprehensive Income (Loss)	Total Partners' Capital
Balance at January 1, 2005	$1,028,300	$7,164	$1,035,464

Comprehensive Income:
Net Income	932,618		932,618
Other Comprehensive Income—
Currency Translation Adjustment		(1,030)	(1,030)

Total Comprehensive Income			931,588
Capital Contributions	146,344		146,344
Capital Distributions	(680,775)		(680,775)

Balance at December 31, 2005	1,426,487	6,134	1,432,621
Comprehensive Income:
Net Income	1,099,945		1,099,945
Other Comprehensive Income:
Currency Translation Adjustment		1,489	1,489
Net Change in Unrealized Gain on Securities Available for Sale		3	3

Total Comprehensive Income			1,101,437
Capital Contributions	267,117		267,117
Capital Distributions	(1,108,755)		(1,108,755)

Balance at December 31, 2006	1,684,794	7,626	1,692,420
Comprehensive Income:
Net Income	802,764		802,764
Other Comprehensive Income—
Currency Translation Adjustment		2,026	2,026

Total Comprehensive Income			804,790
Capital Contributions	308,201		308,201
Capital Distributions	(1,288,065)		(1,288,065)

Balance at December 31, 2007	$1,507,694	$9,652	$1,517,346

See notes to combined financial statements.

KKR GROUP

Combined Statements of Cash Flows

For the Years ended December 31, 2007, 2006 and 2005

(Dollars in Thousands)

	2007	2006	2005
Cash Flows from Operating Activities
Net Income	$802,764	$1,099,945	$932,618
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:
Non-Controlling Interests in Income of Consolidated Entities	1,598,310	3,039,677	2,870,035
Net Realized Gains on Investments	(1,557,101)	(3,244,931)	(1,567,312)
Change in Unrealized Losses (Gains) on Investments Allocable to KKR Group	65,249	(3,835)	(274,712)
Change in Unrealized Losses (Gains) on Investments Allocable to Non-Controlling Interests	380,280	143,243	(1,142,480)
Other Non-Cash Amounts Included in Net Income	(10,886)	(16,063)	(7,023)
Cash Flows Due to Changes in Operating Assets and Liabilities
Change in Cash and Cash Equivalents Held at Consolidated Entities	1,895,148	(2,105,942)	(143,941)
Change in Due from Affiliates	70,728	(65,474)	(22,284)
Change in Other Assets	(108,712)	(68,718)	(18,022)
Change in Accounts Payable, Accrued Expenses and Other Liabilities	99,260	60,189	30,026
Investments Purchased	(17,847,606)	(9,555,635)	(3,399,748)
Cash Proceeds from Sale of Investments	6,090,065	5,186,400	2,636,395

Net Cash Used In Operating Activities	(8,522,501)	(5,531,144)	(106,448)

Cash Flows from Investing Activities
Change in Restricted Cash and Cash Equivalents	(95,406)	(108,295)	—
Purchase of Furniture, Equipment and Leasehold Improvements	(17,063)	(21,815)	(5,052)

Net Cash Used in Investing Activities	(112,469)	(130,110)	(5,052)

Cash Flows from Financing Activities
Distributions to Non-Controlling Interests in Consolidated Entities	(5,467,241)	(5,675,567)	(3,333,371)
Contributions from Non-Controlling Interests in Consolidated Entities	12,589,477	11,430,568	3,633,699
Distributions to Partners	(1,170,568)	(1,063,530)	(561,840)
Contributions from Partners	308,201	267,117	146,344
Proceeds from Debt Obligations	2,602,360	3,722,379	273,841
Repayment of Debt Obligations	(43,800)	(3,023,015)	(24,402)
Deferred Financing Costs Incurred	(4,405)	—	—

Net Cash Provided By Financing Activities	8,814,024	5,657,952	134,271

(Continued on next page)

Net Change in Cash and Cash Equivalents	$179,054	$(3,302)	$22,771
Cash and Cash Equivalents, Beginning of Year	$92,991	$96,293	$73,522

Cash and Cash Equivalents, End of Year	$272,045	$92,991	$96,293

Supplemental Disclosures of Cash Flow Information
Payments for Interest	$21,112	$16,962	$114
Payments for Income Taxes	$14,255	$5,939	$2,527
Supplemental Disclosure of Non-Cash Activities
Non-Cash Distributions to Non-Controlling Interest Holders in Consolidated Entities	$10,671	$10,060	$4,705
Non-Cash Contributions from Non-Controlling Interest Holders in Consolidated Entities	$15,081	$—	$—
Non-Cash Distributions to Partners	$117,497	$45,225	$118,935
Restricted stock grant from affiliate	$—	$—	$45,656
Non-Cash Debt Financing / Purchase of Investments	$521,428	$—	$—
Deconsolidation of Subsidiary of KKR Financial LLC:
Investments, at fair value	$2,162,402	$—	$—
Debt Obligations	$2,011,453	$—	$—
Non-Controlling Interests in Consolidated Entities	$303,888	$—	$—
Restricted Cash	$157,783	$—	$—
Accounts Payable, Accrued Expenses and Other Liabilities	$40,605	$—	$—
Other Assets	$24,952	$—	$—
Accumulated Other Comprehensive Income—Non-Controlling Interests	$10,306	$—	$—

See notes to combined financial statements.

KKR GROUP

Notes to Combined Financial Statements

(All Dollars Are in Thousands Except Where Otherwise Noted)

1. ORGANIZATION AND BASIS OF PRESENTATION

        The KKR Group (the "Company") is a global alternative asset manager with principal executive offices in New York and Menlo Park, California. The Company's alternative asset management business involves sponsoring and managing investment funds that make investments worldwide in private equity and debt transactions on behalf of third-party investors and the Company's owners ("Principals"), including its founders. In connection with these activities, the Company also manages investments in public equity and is engaged in capital markets activities. With respect to certain funds that it sponsors, the Company commits to contribute a specified amount of equity as the general partner of the fund (ranging from approximately 2% to 4% of the funds' total capital commitments) to fund a portion of the acquisition price for the fund's investments.

        The accompanying combined financial statements of the Company include the results of seven of the Company's private equity funds and two of the Company's fixed income funds (the "KKR Funds") and the general partners and management companies of those funds. The Company operates as a single professional services firm and carries out its investment activities under the "KKR" brand name. The entities comprising the Company are under the common control of its senior Principals (the "Senior Principals"). The Senior Principals are actively involved in the Company's operations and management.

        The accompanying combined financial statements include the accounts of the management companies, specifically Kohlberg Kravis Roberts & Co. L.P., KKR Financial Advisors LLC and KKR Strategic Capital Management, L.L.C., as well as the general partners of the private equity funds (collectively, the "Common Control Entities") and their respective consolidated funds: KKR 1996 Fund, KKR European Fund, KKR Millennium Fund, KKR European Fund II, KKR 2006 Fund, KKR Asian Fund, KKR Private Equity Investors ("KPE") and certain of the KKR Strategic Capital Funds. KPE consists of an upper-tier limited partnership, which is referred to as the feeder fund, that makes all of its investments through a lower-tier limited partnership which is referred to as the master fund, of which the feeder fund is the sole limited partner. The accompanying combined financial statements include the general partner of the KKR Private Equity Investors master fund as well the master fund. The general partner of the feeder fund and the feeder fund itself are not included in the accompanying combined financial statements. In addition, the general partner of an unconsolidated fund, KKR IFI GP L.P. ("IFI"), has been included in the accompanying combined financial statements. IFI is a partnership that offers a principal protected product for private equity investments.

        KKR Financial Holdings LLC ("KFN") is a publicly traded fixed income fund whose limited liability company interests are listed on the New York Stock Exchange under the symbol "KFN." KFN is managed by the Company but is not under the common control of the Senior Principals or otherwise consolidated by the Company as control is maintained by third-party investors. KFN was organized in August 2004 and completed its initial public offering on June 24, 2005. As of December 31, 2007 and 2006, KFN had consolidated assets of $19.0 billion and $17.6 billion, respectively, and shareholders' equity of $1.6 billion and $1.7 billion at December 31, 2007 and 2006, respectively. Shares of KFN held by the Company are accounted for as trading securities (see Note 2, "Summary of Significant Accounting Policies—Statement of Operations Measurements—Fee Income—Management fees received from consolidated and unconsolidated funds") and represented approximately 0.6% and 2.0% of KFN's outstanding shares as of December 31, 2007 and 2006, respectively. If the Company were to exercise all of its outstanding vested and unvested options, the Company's ownership interest in KFN would be approximately 1.1% and 4.3% of KFN's outstanding shares as of December 31, 2007 and 2006, respectively.

        During May 2007, one of the structured finance vehicles managed by the Company and its underlying net assets were redeemed at fair value and transferred to a special-purpose entity. KFN is the primary beneficiary of this special-purpose entity and, accordingly, consolidates its assets and liabilities. These assets and liabilities were previously consolidated by the Company as of December 31, 2006.

        For management reporting purposes, the Company operates through two reportable business segments

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  Private Equity—The Company's private equity segment involves sponsoring and managing a group of funds that make primarily control-oriented investments in connection with leveraged buyouts and other similar investment opportunities. These funds are managed by Kohlberg Kravis Roberts & Co. L.P. and currently consist of a number of private equity funds that have a finite life and investment period ("Traditional Private Equity Funds") and KPE, a private equity-oriented permanent capital fund that has a perpetual existence and investment period.

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  Fixed Income—The Company's fixed income segment involves sponsoring and managing a group of private and publicly traded investment funds that invests primarily in corporate debt ("Fixed Income Funds") and managing five structured finance vehicles which were established to complete secured financing transactions. The Fixed Income Funds are managed by subsidiaries of KKR Financial LLC, specifically KKR Financial Advisors LLC and KKR Strategic Capital Management, L.L.C., and currently consist of KFN and the KKR Strategic Capital Funds ("SCF"), which are comprised of three side-by-side private fixed income funds. Two of the three side-by-side funds in SCF have been consolidated in the accompanying combined financial statements of the Company. The third side-by-side fund is not consolidated by the KKR Group, because this fund is owned and controlled by third-party investors and the KKR Group holds no economic or voting interests. The KKR Group receives management and incentive fees for managing the assets held by this fund. See Note 2, "Summary of Significant Accounting Policies," to the combined financial statements for the Company's accounting policy regarding Fee Income. As of December 31, 2007, all four of the structured finance vehicles are not consolidated by the KKR Group as KFN holds the majority of the economic and voting interests. Accordingly, these structured finance vehicles are consolidated by KFN. The KKR Group holds no economic or voting interests in these structured finance vehicles.

        The instruments governing the Traditional Private Equity Funds provide that the funds will continue in existence for a varying term (generally up to 18 years from the date of initial funding), unless the funds are terminated by the Principals or through an event of dissolution, as defined in the applicable governing instruments. The instruments governing KPE and the Fixed Income Funds generally provide that those funds will continue in existence indefinitely, unless the funds are terminated earlier as provided in the applicable governing instruments.

        The Company has three primary sources of income: (i) fee income (consisting primarily of management, advisory and incentive fees); (ii) amounts received from the Company's funds in the form of a carried interest or other distributions that entitle the Company to a disproportionate share of the gains generated by the funds; and (iii) investment income generated through the investment of the Company's own capital in its funds and other proprietary investments.

        The KKR Funds are consolidated by the Company pursuant to accounting principles generally accepted in the United States of America ("GAAP") as described in Note 2 "Summary of Significant

Accounting Policies," notwithstanding the fact that the Company has only a minority economic interest in those funds. Specifically, the general partners of the KKR Funds consolidate their respective funds and certain of their respective entities in accordance with either Emerging Issues Task Force ("EITF") No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" or Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities—an Interpretation of ARB 51 ("FIN 46R")." Consequently, the Company's combined financial statements reflect the assets, liabilities, revenues, expenses, investment income and cash flows of the consolidated KKR Funds on a gross basis, and the majority of the economic interests in those funds, which are held by third-party investors, are reflected as non-controlling interests in consolidated entities in the accompanying combined financial statements. Substantially all of the management fees and certain other amounts earned by the Company from those funds are eliminated in combination. However, because the eliminated amounts are earned from, and funded by, non-controlling interest holders, the Company's allocable share of the net income from those funds is increased by the amounts eliminated. Accordingly, the elimination in combination of such amounts has no net effect on the Company's net income or partners' capital. See Note 2, "Summary of Significant Accounting Policies."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

        Basis of Accounting—The accompanying combined financial statements are prepared in accordance with GAAP.

        Principles of Consolidation—The Company's policy is to consolidate those entities in which it, through the Senior Principals, has control, as well as those entities in which it is the primary beneficiary of a variable interest entity ("VIE"). Hereinafter, all entities that are included in the accompanying combined financial statements are referred to as consolidated entities.

        The majority of the consolidated entities are under the common control of the Senior Principals and are comprised of: (i) those entities in which the Company, directly or through the Senior Principals, has majority ownership and has control over significant operating, financial and investing decisions; and (ii) the consolidated KKR Funds, which are those entities in which the Company, through the Senior Principals, holds substantive, controlling general partner or managing member interests. With respect to the consolidated KKR Funds, the Company generally has operational discretion and control, and fund investors have no substantive rights to impact ongoing governance and operating activities of the fund.

        The KKR Funds do not consolidate their majority-owned and controlled investments in portfolio companies ("Portfolio Companies"). Rather, those investments are accounted for as investments and carried at fair value as described below.

        VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents, will absorb a majority of the VIE's expected losses or receive a majority of the expected residual returns as a result of holding variable interests.

        As of December 31, 2006, the Company held a variable interest in Capstone Consulting LLC ("Capstone") and determined that it was the primary beneficiary as a result of its obligation to absorb the majority of Capstone's losses, if any. Accordingly, Capstone was consolidated as of December 31, 2006. Capstone's statement of financial condition and statements of income are immaterial to the KKR Group. As of January 1, 2007, the Company was no longer obligated to absorb the majority of Capstone's losses. Accordingly, the Company no longer held any variable interests in Capstone, and Capstone is no longer included in the Company's combined financial statements as of December 31, 2007.

        Intercompany transactions and balances have been eliminated.

        Non-Controlling Interests in Consolidated Entities—Non-controlling interests in consolidated entities represent the ownership interests in consolidated entities, including consolidated KKR Funds, held by entities or persons other than the Principals. Non-controlling interest holders in the Company have a substantial ownership position in the Company's combined total assets (approximately 88% as of December 31, 2007).

        Allocation of income to non-controlling interests in consolidated KKR Funds is based on the respective funds' governing instruments.

        In the case of the Traditional Private Equity Funds, profits on capital invested on behalf of limited partners are allocated to the limited partners in an amount equal to 80% of the ratio of their capital contributions to the total capital contributed by all partners with respect to each investment. The general partners of the funds receive the remaining portion of the profits in the form of a carried interest. Losses on a fund's investments are first applied to the excess of any prior income over such losses. Any remaining fund losses are applied to the equity accounts of the partners in proportion to their capital contributed with respect to each individual investment, until the partners' equity accounts have been reduced to zero. Any remaining fund losses are allocated to the fund's general partner.

        In the case of KPE, one of the fund's general partners holds an economic interest in the fund that will entitle it to a disproportionate share of the gains generated by the fund's direct investments once the fund's capitalization costs (the "Creditable Amount") have been recouped as described below. This economic interest consists of:

  •
  a carried interest that generally will allocate to the general partner 20% of the gain that is realized on direct private equity investments that are made with fund investors' capital after any realized losses on other direct private equity investments have been recovered; and

  •
  a distribution right that generally will allocate to the general partner 20% of the annual increase in the net asset value of all other direct investments that are made with fund investors' capital above the highest net asset value at which an incentive amount was previously made.

        The general partner is not entitled to a carried interest or incentive distribution right with respect to the fund's indirect investments, which consist of investments made through other funds that the Company sponsors. However, if the fund acquires a partner interest in one of the Company's other funds from a third party, the amount of distributions that the general partner receives pursuant to its distribution right may be adjusted to reflect realized gains or losses relating to the value of the acquired partner interest. As noted above, the general partner of KPE has agreed to forego receiving a carried interest or distribution until the profits on investments with respect to which it would be entitled to receive a carried interest or distribution equal the Creditable Amount. As of December 31, 2007, the Creditable Amount had a remaining balance of $199,238.

        On May 30, 2008, the Company entered into an agreement to purchase the remaining outstanding interests in KKR Financial LLC, the ("KFI Transaction"), which had previously been included within non-controlling interests in the accompanying combined financial statements. The KFI Transaction was completed upon the execution of such agreement. As a result of the KFI Transaction, the Company owns all of the equity interests in the parent of the management companies for its fixed income funds and is entitled to all of the net income and cash flows generated by the management companies.

        Use of Estimates—The preparation of the combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues, expenses and investment income during the reporting periods. Such estimates include but are not limited to the valuation of Portfolio Companies owned by the KKR Funds, financial instruments owned and other matters that affect reported amounts of assets and liabilities. Actual results could differ from those estimates and such differences could be material to the combined financial statements.

Statement of Operations Measurements

        Fee Income—Fee income is comprised of: (i) transaction fees received from Portfolio Companies; (ii) monitoring fees received from Portfolio Companies; (iii) management fees received from unconsolidated funds; and (iv) incentive fees received from unconsolidated funds. Such fees are based upon the contractual terms of fund management and related agreements and are recognized in the period during which the related services are performed and the amounts have been contractually earned.

        For the years ended December 31, 2007, 2006 and 2005, fee income consisted of the following:

	2007	2006	2005
Advisory Fees Received from Portfolio Companies	$776,585	$340,007	$193,495
Management Fees Received from Unconsolidated Funds	63,568	55,756	39,450
Incentive Fees Received from Unconsolidated Funds	22,112	14,566	—

Total Fee Income	$862,265	$410,329	$232,945

        Management fees received from consolidated and unconsolidated funds—For the Traditional Private Equity Funds, gross management fees generally range from 1% to 1.5% of committed capital during the fund's investment period and approximately 0.75% of invested capital after the expiration of the fund's investment period. Typically, an investment period is defined as a period of up to six years. The actual length of the period may be shorter based on the timing and use of committed capital.

        For KPE, management fees are determined quarterly based on 25% of the sum of (i) that fund's equity up to and including $3 billion multiplied by 1.25% plus (ii) that fund's equity in excess of $3 billion multiplied by 1%. For purposes of calculating the management fee, equity is an amount defined in the management agreement. Until the Creditable Amount is reached, the Company has generally agreed to reduce the amount of management fees payable by the fund in any period by any carried interest or incentive distributions that the Company or its affiliates receive during the period pursuant to a carried interest in a private equity fund in which KPE invests.

        Management fees received from consolidated KKR Funds are eliminated in consolidation. However, because these amounts are funded by, and earned from, non-controlling interest holders, the Company's allocated share of the net income from consolidated KKR Funds is increased by the amount of fees that are eliminated. Accordingly, the elimination of the fees does not have a net effect on the Company's net income or partners' capital.

        With respect to its Traditional Private Equity Funds, the Company has elected to waive the right to earn certain management fees in advance of the management service period. The cash that would have been payable is collected from the funds' investors and is initially included as a component of Cash and Cash Equivalents Held at Consolidated Entities. In lieu of making direct cash capital contributions, these cash collections are used by the fund to acquire investments and to satisfy a portion of the capital commitments to which the Company would otherwise be subject as the general partner of the fund. As a result of the election to waive the fees, the Company is no longer entitled to any portion of these fees until the fund has achieved positive investment results. Because the ability to earn the waived fees is contingent upon the achievement of positive investment returns by the fund, the recognition of income only occurs when the contingency is satisfied. If a private equity fund does not achieve positive investment results, no income will be earned on these waived management fees.

        The Company's management agreement with KFN provides, among other things, that KFN is responsible for paying to the Company certain fees and reimbursements, consisting of a base management fee, an incentive fee and reimbursement for out-of-pocket and certain other costs and expenses incurred by the Company on behalf of KFN. The Company earns an annual base management fee, computed monthly in arrears, in an amount equal to adjusted equity multiplied by 1.75%. For purposes of calculating the base management fee, adjusted equity is an amount defined in the management agreement.

        The Company's management agreement with KFN will automatically be renewed for successive one-year terms following December 31, 2007 unless the agreement is terminated in accordance with its terms. The management agreement provides that the fund may terminate the agreement only if:

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  the termination is approved at least 180 days prior to the expiration date by at least two-thirds of the fund's independent directors or by the holders of a majority of the outstanding shares of the fund's common stock and the termination is based upon (i) a determination that the Company's performance has been unsatisfactory and materially detrimental to the fund or (ii) a determination that the management and incentive fees payable to the Company are not fair (subject to the Company's right to prevent a termination by reaching an agreement to reduce the Company's management and incentive fees), in which case a termination fee is payable to the Company; or

  •
  the Company subsidiary that manages the fund experiences a "change of control" or the Company materially breaches the provisions of the agreement, engages in certain acts of willful misconduct or gross negligence, becomes bankrupt or insolvent or is dissolved, in which case a termination fee is not payable to the Company.

        None of the aforementioned events have occurred as of December 31, 2007 and the management agreement was renewed on January 1, 2008.

        The Company has received restricted common stock and common stock options from KFN as a component of compensation for management services to that fund. The restricted common stock and stock options vest ratably over applicable vesting periods and are initially recorded as deferred revenue at their estimated fair values at the date of grant. Subsequently, the Company re-measures the restricted common stock and stock options to the extent that they are unvested, with a corresponding adjustment to deferred revenue. Income from restricted common stock and common stock options is recognized ratably over the vesting period as a component of fee income and amounted to $15,011, $24,667 and $18,468 for the years ended December 31, 2007, 2006 and 2005, respectively.

        The Company has entered into management agreements with the side-by-side funds comprising the KKR Strategic Capital Funds pursuant to which it has agreed to provide them with management and other services. Under the management agreement and, in some cases, other documents governing the individual funds, the Company is entitled to receive:

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  with respect to investors who have agreed to a 25-month lock-up period, a monthly management fee that is equal to 0.1667% (or 2.0% annualized) of the net asset value of the individual fund that is allocable to those investors; and

  •
  with respect to investors who have agreed to a 60-month lock-up period, a monthly management fee that is equal to 0.1250% (or 1.5% annualized) of the net asset value of the primary fund that is allocable to those investors.

        Vested common stock that is received as a component of compensation for management services is carried as trading securities, because the Company generally intends to distribute the common stock subsequent to vesting. Vested common stock is recorded at estimated fair value with changes in fair value recognized in Net Gains from Investment Activities.

        Vested stock options received as a component of compensation for management services meet the characteristics of derivative investments. Subsequent to vesting, these options continue to be measured at estimated fair value with changes in fair value recognized in Net Gains from Investment Activities. Both vested and unvested common stock options are valued using a Black-Scholes pricing model as of the end of each period.

        Incentive fees received from KFN—The Company's management agreement with KFN provides that KFN is responsible for paying a quarterly incentive fee when the return on assets under management exceeds certain benchmark returns or other performance targets. This incentive fee is accrued quarterly, after all contingencies have been removed, based on performance to date versus the performance benchmark stated in the management agreement. Once earned, there are no provisions for clawbacks of incentive fees received from KFN.

        Incentive fees received from KKR Strategic Capital Funds—As part of the Company's management agreements with the side-by-side funds comprising the KKR Strategic Capital Funds, certain of which are consolidated, the Company is entitled to receive incentive fees as follows:

  •
  with respect to investors who have agreed to a 25-month lock-up period, an annual incentive fee equal to 20% of the increase in the net asset value of the individual fund that is allocable to those investors above the highest net asset value at which an incentive fee has previously been received; and

  •
  with respect to investors who have agreed to a 60-month lock-up period, an annual incentive fee equal to 15% of the increase in the net asset value of the individual fund that is allocable to those investors above the highest net asset value at which an incentive fee has previously been received.

        These incentive fees are accrued annually, after all contingencies have been removed, based on performance to date versus the performance benchmark stated in the management agreement. Since performance can fluctuate during interim periods, no incentive fees are recognized on a quarterly basis. Once earned, there are no provisions for clawbacks of incentive fees received from the side-by-side funds comprising the KKR Strategic Capital Funds. Incentive fees received from consolidated KKR Strategic Capital Funds have been eliminated. However, because these amounts are funded by, and earned from, non-controlling interest holders, the Company's allocated share of the net income from consolidated KKR Funds is increased by the amount of fees that are eliminated. Accordingly, the elimination of the fees does not have a net effect on the Company's net income or partners' capital.

        Transaction fees received from Portfolio Companies—Transaction fees are earned by the Company primarily in connection with successful acquisitions of Portfolio Companies by private equity funds and with respect to certain other negotiated investments. Transaction fees are recorded in advisory fee income upon closing of the transaction. Fees are typically paid by Portfolio Companies on or around the closing date and generally approximate 1% of the total transaction value to which the Company is entitled to its proportionate share. Transaction fees amounted to $683,100, $258,033 and $135,251 for the twelve months ended December 31, 2007, 2006 and 2005, respectively. Transaction-related expenses associated with successful Portfolio Company investments are deferred and recorded in Other Assets until the transaction is consummated. See description under "Reimbursement of Transaction-Related Expenses" below. Transaction-related expenses associated with investigating Portfolio Company investments that are not consummated are recorded in fund expenses when facts and circumstances indicate that the transactions are unlikely to be consummated.

        Monitoring fees received from Portfolio Companies—Monitoring fees are earned by the Company for services provided to Portfolio Companies and are recognized in advisory fee income as services are rendered. These fees are paid based on a fixed periodic schedule by the Portfolio Companies either in advance or in arrears and are separately negotiated for each Portfolio Company. Monitoring fees amounted to $93,485, $81,974 and $58,244 for the twelve months ended December 31, 2007, 2006 and 2005, respectively.

        Reimbursement of Transaction-Related Expenses—In connection with pursuing successful Portfolio Company investments the Company receives reimbursement for certain transaction-related expenses. Transaction-related expenses, which are billable to third parties, are deferred until the transaction is consummated and are recorded in other assets on the date the expense is incurred. The costs of successfully completed transactions are borne by the KKR Funds and included as a component of the investment's cost basis. Subsequent to closing, investments are recorded at fair value each reporting period as described in the section below titled Investments, at Fair Value. Upon reimbursement, the cash receipt is recorded and the deferred amounts are relieved. No fee income or expense is recorded for these reimbursements.

        Reimbursement of Monitoring Costs—In connection with the monitoring of Portfolio Companies, KFN and the KKR Strategic Capital Funds, the Company receives reimbursement for certain expenses incurred on behalf of these entities. Billable monitoring expenses are recognized as revenue in accordance with EITF 01-14, "Income Statement Characterization of Reimbursement Received for Out-of-Pocket Expenses Incurred." Monitoring costs are classified as fund expenses or general, administrative and other expenses and reimbursements of such costs are classified as monitoring fee income. These reimbursements amounted to $24,731, $14,799 and $10,037 for the years ended December 31, 2007, 2006 and 2005, respectively.

        Investment Income—Investment income consists primarily of unrealized and realized gains and losses on private equity investments as well as dividends and interest received primarily from Portfolio Companies, after giving effect to interest expense incurred primarily by the Company's Fixed Income Funds and foreign exchange gains and losses relating to mark-to-market activity on foreign exchange forward contracts. The amount of investment income retained in net income, after allocation to non-controlling interests in consolidated entities, represents investment income allocable to the Company resulting from earnings on its investments and its carried interest and similar distribution rights. Carried interests and similar distribution rights generally entitle the Company to a percentage of the profits generated by a fund as described below. Unrealized gains or losses result from changes in fair value of investments during the period, and are included in Net Gains from Investment Activities. Upon disposition of an investment, previously recognized unrealized gains or losses are reversed and a realized gain or loss is recognized. Net Gains from Investment Activities earned by the consolidated KKR Funds amounted to $1,098,173, $3,041,318 and $2,889,835 for the years ended December 31, 2007, 2006 and 2005, respectively.

        Carried interests entitle the general partner of a fund to a greater allocable share of these fund's earnings from investments relative to the capital contributed by the general partner and correspondingly reduce non-controlling interests' allocable share of those earnings. Amounts earned pursuant to carried interests in Traditional Private Equity Funds are included as investment income in net gains from Investment Activities and are earned by the general partner of those funds to the extent that investment returns are positive. If these investment returns decrease or turn negative in subsequent periods, recognized carried interest will be reduced and reflected as investment losses. Recognized carried interest amounted to approximately $306 million, $719 million and $701 million for the years ended December 31, 2007, 2006 and 2005, respectively. In the case of a Traditional Private Equity Fund, a carried interest is calculated as a percentage of the gains of the fund, subject to the achievement by the fund of positive investment returns, which, if not achieved, subjects previously distributed carried interest to a contingent repayment. A carried interest that is subject to contingent repayment may be paid to a fund's general partner as particular investments made by the fund are sold or otherwise realized. However, if upon liquidation of the fund, the aggregate amount paid to the general partner pursuant to a carried interest exceeds the amount actually due to the general partner based upon the aggregate performance of the applicable fund, the excess is required to be repaid by the general partner (a "clawback") to the fund. Carried interest subject to contingent repayment is recognized as earned based on the contractual formula set forth in the instruments governing the fund as if the fund was terminated at the reporting date with the then estimated fair values of the investments realized. Due to the extended durations of the Traditional Private Equity Funds, management believes that this approach results in income recognition that best reflects the periodic performance of the Company in the management of those funds. As of December 31, 2007, approximately $993.2 million of carried interest has been paid to certain of the general partners of the KKR Funds that is subject to contingent repayment. See Note 11, "Commitments and Contingencies."

        Dividend income is recognized by the Company on the ex-dividend date, or in the absence of a formal declaration, on the date it is received. For the year ended December 31, 2007, dividends earned by the consolidated KKR Funds amounted to $746,798 out of the $747,544 of total dividends earned by the Company. For the years ended December 31, 2006 and 2005, all dividends were earned by consolidated KKR Funds.

        Interest income is recognized as earned. Interest income earned by the consolidated KKR Funds amounted to $201,970, $198,632 and $18,238 for the years ended December 31, 2007, 2006 and 2005, respectively.

        Profit Sharing—The Company has various profit sharing arrangements which provide for a sharing of the income earned on its investments and carried interests in the KKR Funds. Amounts payable under such arrangements are charged to compensation expense or professional fees expense when payment is probable and amounts owed are reasonably estimable.

Statement of Financial Condition Measurements

        Cash and Cash Equivalents—The Company considers all highly liquid short-term investments with original maturities of 90 days or less when purchased to be cash equivalents.

        Cash and Cash Equivalents Held at Consolidated Entities—Cash and cash equivalents held at consolidated entities represents cash that, although not legally restricted, is not available to fund general liquidity needs of the Company as the use of such funds is generally limited to the investment activities of the KKR Funds.

        Restricted Cash and Cash Equivalents—Restricted cash and cash equivalents represent amounts that are held by third parties under certain of the Company's financing and derivative transactions.

        Investments, at Fair Value—The Company's investments consist primarily of private equity investments, debt investments and other investments. See Note 3, "Investments," for information relating to the Company's investments.

        Private Equity Investments—Private equity investments consist of investments in Portfolio Companies of consolidated KKR Funds that are, for GAAP purposes, investment companies under the AICPA Audit and Accounting Guide "Investment Companies." The KKR Funds reflect investments at their estimated fair values, with unrealized gains or losses resulting from changes in fair value reflected as a component of Net Gains from Investment Activities in the combined statements of income. Fair value is the amount at which the investments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company has retained the specialized accounting of these investments pursuant to EITF No. 85-12, "Retention of Specialized Accounting for Investments in Consolidation."

        Private equity investments that have readily observable market prices (such as those traded on a securities exchange) are stated at the last reported sales price on the statement of financial condition date.

        As of December 31, 2007, approximately 83% of the Company's private equity investments have been valued by the Company in the absence of readily observable market prices. The determination of fair value may differ materially from the values that would have resulted if a ready market had existed. For these investments, the Company generally uses a market approach and an income (discounted cash flow) approach when determining fair value. Management considers various internal and external factors when applying these approaches, including the price at which the investment was acquired, the nature of the investment, current market conditions, recent public market and private transactions for comparable securities, and financing transactions subsequent to the acquisition of the investment. The fair value recorded for a particular investment will generally be within the range suggested by the two approaches.

        Investments denominated in currencies other than the U.S. dollar are valued based on the spot rate of the respective currency at the end of the respective reporting period with changes related to exchange rate movements reflected as a component of Net Gains from Investment Activities.

        Corporate Securities—Corporate securities consist of fixed income securities and are carried as available-for-sale as the Company may sell them prior to maturity and does not hold them principally for the purpose of selling them in the near term. These investments are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income.

        Estimated fair values are based on quoted market prices, when available, or on estimates provided by independent pricing sources or dealers who make markets in such securities. Upon the sale of a security, the realized net gain or loss is computed on a specific identification basis. Substantially all unrealized gains and losses associated with available-for-sale securities are reflected in non-controlling interests in consolidated entities in the accompanying statement of financial condition.

        The Company monitors its available-for-sale securities portfolio for impairments. A loss is recognized when it is determined that a decline in the estimated fair value of a security below its amortized cost is other-than-temporary. The Company considers many factors in determining whether the impairment of a security is deemed to be other-than-temporary, including but not limited to, the length of time the security has had a decline in estimated fair value below its amortized cost, the amount of the unrealized loss, the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, and external credit ratings and changes therein.

        Fixed Income Securities—Fixed income securities that are listed on a securities exchange are classified as trading securities and are valued at their last quoted sales price. Securities that are not listed on an exchange and traded over the counter are valued at the mean of bid and ask quotations. Investments in corporate debt, including syndicated bank loans, high-yield securities and other fixed income securities, are valued at the mean of the "bid" and "ask" prices obtained from third-party pricing services. In the event that third-party pricing service quotations are unavailable, values are obtained from dealers or market makers. Investments where third-party values are not available are valued by the Company and the Company may engage a third-party valuation firm to assist in such valuations.

        Corporate Loans—The Company invests in corporate loans held for investment and the Company initially records such loans at their purchase prices. The Company subsequently accounts for corporate loans based on their outstanding principal plus or minus unaccreted purchase discounts and unamortized purchase premiums (amortized cost). In certain instances, where the credit fundamentals underlying a particular corporate loan have materially changed in such a manner that the Company's expected return may decrease, the Company may elect to sell a corporate loan held for investment. If the Company determines that it will no longer hold the corporate loan for investment, the Company accounts for the corporate loan at the lower of amortized cost or estimated fair value. All of the Company's corporate loans are unsecuritized.

        Interest income on corporate loans includes interest at stated coupon rates adjusted for accretion of purchase discounts and the amortization of purchase premiums. Unamortized premiums and discounts are recognized in interest income over the contractual life of the loans, adjusted for actual prepayments, using the effective interest method.

        The Company's investments in corporate loans are not homogeneous and the Company individually reviews each corporate loan for impairment using relevant information in its analysis, including current estimated fair values, current valuation multiples, estimated fair values and quality of collateral, projected operating cash flows and projected liquidation cash flows. The Company considers a corporate loan to be impaired when, based on current information and events, the Company believes it is probable that it will be unable to collect all amounts due based on the contractual terms of the loan. When a corporate loan is impaired, an allowance for loan losses is created in an amount equal to the excess of the loan's amortized cost basis over its estimated fair value. Increases in the allowance for loan losses are recognized currently in the Company's results of operations. When the Company makes a determination that some or all of a corporate loan is uncollectible, the Company charges off or writes down the loan through a reduction in the allowance for loan losses. As of December 31, 2007 and 2006, there were no corporate loans requiring an allowance for loan losses.

        An impaired corporate loan may be left on accrual status during the period the Company is pursuing repayment of the loan; however, the loan is placed on non-accrual status when: (i) management believes that scheduled debt service payments may not be paid when contractually due; (ii) the loan becomes 90 days delinquent; (iii) management determines the borrower is incapable of, or has ceased efforts toward, curing the cause of the impairment; or (iv) the net realizable value of the underlying collateral securing the loan decreases below the Company's carrying value of such loan. While on non-accrual status, previously recognized accrued interest is reversed and interest income is recognized only upon actual receipt. As of December 31, 2007 and 2006, there were no corporate loans on non-accrual status.

        Derivatives—The Company invests in derivative financial instruments, including total rate of return swaps and credit default swaps. In a total rate of return swap, the Company receives the sum of all interest, fees and any positive economic change in fair value amounts from a reference asset with a specified notional amount and pays interest on the referenced notional amount plus any negative change in fair value amounts from such asset. Credit default swaps, when purchasing protection, involve the payment of a fixed rate premium for protection against the loss in value of an underlying debt instrument in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap, one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if a credit event occurs. Derivative contracts, including total rate of return swap contracts and credit default swap contracts, are recorded at estimated fair value with changes in fair value recorded as unrealized gains or losses in Net Gains from Investment Activities in the accompanying combined statements of income.

        Time Deposits—As of December 31, 2006, the Company maintained a $1 billion time deposit, which related to a short-term deposit with an original maturity of greater than 90 days. As of December 31, 2007, this investment has matured.

        Opportunistic Investments in Publicly Traded Securities—The Company's opportunistic investments in publicly traded securities represent equity securities, which are classified as trading securities and carried at fair market value. Changes in the fair market value of trading securities are reported within Net Gains from Investment Activities in the accompanying Combined Statements of Income. These investments represent investments by KPE other than debt, investments in governmental bonds and other similar investments.

KKR GROUP

Notes to Combined Financial Statements (Continued)

(All Dollars Are in Thousands Except Where Otherwise Noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Due from and Due to Affiliates—For purposes of classifying amounts, the Company considers its Principals, employees, non-consolidated funds and the Portfolio Companies of its funds to be affiliates. Receivables from and payables to affiliates are recorded at their current settlement amount.

        Foreign Exchange Derivatives and Hedging Activities—The Company enters into derivative financial instruments primarily to manage foreign exchange risk arising from certain assets and liabilities. All derivatives are recognized as either assets or liabilities in the combined statements of financial condition and measured at fair value with changes in fair value recorded in Net Gains from Investment Activities in the accompanying combined statements of income. The Company does not apply "hedge accounting" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). The Company's derivative financial instruments contain credit risk to the extent that its bank counterparties may be unable to meet the terms of the agreements. The Company minimizes this risk by limiting its counterparties to major financial institutions with strong credit ratings.

        Fixed Assets, Depreciation and Amortization—Fixed assets consist primarily of leasehold improvements, furniture, fixtures and equipment, and computer hardware and software. Such amounts are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful lives, which are the life of the related lease for leasehold improvements, and three to seven years for other fixed assets.

        Repurchase Agreements and Warehouse Facilities—The majority of the Company's debt obligations consist of borrowing arrangements entered into by the Fixed Income Funds in order to finance the acquisition of investments, primarily through the use of secured borrowings in the form of repurchase agreements and warehouse facilities. The Company recognizes interest expense on all borrowings on an accrual basis.

        Capital Distributions—Capital distributions to Principals are generally in proportion to their equity interests and take the form of cash distributions and, in certain cases, non-cash distributions. Non-cash distributions consist primarily of shares in Portfolio Companies which have been exited as well as vested common stock and common stock options of KFN. Payments for services rendered by the Principals historically have been accounted for as distributions from partner's capital rather than as compensation and benefits expense as a result of the Company operating as a partnership. As a result, the Company's net income historically has not reflected payments for services rendered by its Principals.

        Comprehensive Income—Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, excluding those resulting from contributions and distributions to owners. For the Company's purposes, comprehensive income represents Net Income, as presented in the accompanying combined statements of income, net foreign currency translation adjustments, and unrealized gains and losses on securities available for sale.

        Foreign Currency—Foreign currency denominated assets, liabilities and operations are primarily held through the KKR Funds. Assets and liabilities relating to foreign investments are translated using the exchange rates prevailing at the end of each reporting period. Results of foreign operations are translated at the weighted average exchange rate for each reporting period. Translation adjustments are included in current income to the extent that unrealized gains and losses on the related investment are included in income, otherwise they are included as a component of accumulated other comprehensive income until realized. Foreign currency gains or losses resulting from transactions outside of the functional currency of a consolidated entity are recorded in income as incurred and were not material during the years ended December 31, 2007, 2006 and 2005.

        Income Taxes—No federal income taxes have been provided for by the Company in the accompanying combined financial statements as each existing partner is individually responsible for paying federal income taxes on their respective share of the reported income or loss of an entity's income and expenses as reported for income tax purposes. However, certain consolidated entities of the Company are subject to either New York City unincorporated business tax on their trade and business activities conducted in New York City or other foreign, state or local income taxes. Current income tax expense is recorded as income is earned and interest and penalties levied by relevant taxing jurisdictions, if any, are recorded as incurred as a component of Income Taxes in the Company's combined statements of income. Deferred taxes are provided for the tax effects of differences between the financial reporting and tax bases of the Company's assets and liabilities at the enacted tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the recoverability of the deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. KKR Group files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, KKR Group is subject to examination by federal and certain state, local and foreign tax regulators. As of December 31, 2007, the predecessor entities' U.S. federal, state, city and foreign income tax returns for the tax years 2004-2007 are generally open under the normal statute of limitations (without extension) and therefore subject to examination. KKR Group does not believe that it has any uncertain tax positions for which it is reasonably possible that it will be required to record material amounts of unrecognized tax benefits pursuant to FIN 48 within the next twelve months.

        Recent Accounting Pronouncements—In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"). Key provisions of SFAS No. 155 include: (1) a broad fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation; (2) clarification that only the simplest separations of interest payments and principal payments qualify for the exception afforded to interest-only strips and principal-only strips from derivative accounting under paragraph 14 of SFAS 133, thereby narrowing such exception; (3) a requirement that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation; (4) clarification that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) elimination of the prohibition on a qualifying special purpose entity holding passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. In general, these changes will reduce the operational complexity associated with bifurcating embedded derivatives, and increase the number of beneficial interests in securitization transactions, including interest-only strips and principal-only strips, required to be accounted for in accordance with SFAS 133. SFAS 155 is effective for all financial instruments acquired, issued or subject to remeasurement after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of SFAS 155 did not have a material impact on the Company's combined financial statements.

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 requires companies to recognize the tax benefits of uncertain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. The tax benefit recognized is the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on the Company's combined financial statements.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. The adoption of SFAS 157 on January 1, 2008 did not have a material impact on the Company's combined financial statements.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. SFAS 159 applies to reporting periods beginning after November 15, 2007. The adoption of SFAS 159 on January 1, 2008 did not have a material impact on the combined financial statements.

        In June 2007, the AICPA issued Statement of Position No. 07-1, "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" ("SOP 07-1"). SOP 07-1 addresses whether the accounting principles of the AICPA Audit and Accounting Guide Investment Companies may be applied to an entity by clarifying the definition of an investment company and whether those accounting principles may be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. Generally, in order for an entity to retain investment company accounting for a subsidiary or equity method investee: (i) the subsidiary or equity method investee should meet the definition of an investment company pursuant to the guidance in SOP 07-1; (ii) the entity should follow established policies that effectively distinguish the nature and type of investments made by the investment company from the nature and type of investments made by other entities within the consolidated group that are not investment companies; and (iii) the entity (through the investment company) should be investing for current income, capital appreciation, or both, rather than for strategic operating purposes. On October 17, 2007, the FASB voted to defer indefinitely the adoption date of SOP 07-1.

        In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) replaces SFAS No. 141, "Business Combinations." SFAS 141(R) expands the scope of business combinations to include all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141 applied only to business combinations in which control was obtained by transferring consideration. Key provisions of SFAS 141(R) require that: (1) the acquirer recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their fair values on the acquisition date; (2) the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)); (3) the acquirer recognize contingent consideration at fair value on the acquisition date; and (4) acquisition-related costs be recognized separately from the cost of the acquisition. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the impact of adopting SFAS 141(R) on the combined financial statements.

        In December 2007, the FASB issued SFAS 160, "Non-controlling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51 "Consolidated Financial Statements" ("ARB 51"). Key provisions of SFAS 160 include: (1) a requirement that non-controlling interests are to be treated as a separate component of equity, rather than a liability or other item outside of equity; (2) clear presentation of the amount of consolidated net income attributable to non-controlling interests on the face of the consolidated statement of operations; and (3) enhanced disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling-interest holders. SFAS 160 is effective for periods beginning on or after December 15, 2008. The Company is currently assessing the impact of adopting SFAS 160 on the combined financial statements.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently assessing the impact of adopting SFAS No. 161 on the combined financial statements.

        In March 2008, the EITF reached a consensus on Issue No. 07-4, "Application of the Two-Class Method under FASB Statement No. 128, Earnings Per Share, to Master Limited Partnerships" ("EITF 07-4"). EITF 07-4 applies to master limited partnerships that make incentive equity distributions. EITF 07-4 is to be applied retrospectively beginning with financial statements issued in the interim periods of fiscal years beginning after December 15, 2008. The Company is currently assessing the impact that EITF 07-4 may have on the combined financial statements.

        In April 2008, the FASB issued Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. 142-3"). FSP No. 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, "Goodwill and Other Intangible Assets." FSP No. 142-3 affects entities with recognized intangible assets and is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The new guidance applies prospectively to (1) intangible assets that are acquired individually or with a group of other assets and (2) both intangible assets acquired in business combinations and asset acquisitions.

3. INVESTMENTS

        Investments, at fair value consist of the following:

	Fair Value
	December 31,
	2007	2006
Private Equity Investments	$30,743,120	$17,862,535
Debt Investments	563,579	1,230,202
Other Investments	511,633	1,445,510

	$31,818,332	$20,538,247

        Investments, at fair value held by the consolidated KKR Funds amounted to $31,435,621 and $20,247,113 as of December 31, 2007 and 2006, respectively.

        As of December 31, 2007, Investments, at fair value totaling $3,400,376 were pledged as collateral against various financing arrangements. In addition, KPE holds limited partnership interests in our Traditional Private Equity funds with a fair value of $1,847,887 as of December 31, 2007 that are pledged as collateral.

KKR GROUP

Notes to Combined Financial Statements (Continued)

(All Dollars Are in Thousands Except Where Otherwise Noted)

3. INVESTMENTS (Continued)

Private Equity Investments

        The following table presents information concerning private equity investments held by the consolidated KKR Funds:

	Fair Value		Fair Value as a Percentage of Total
	December 31,		December 31,
	2007	2006	2007	2006
Private Equity Investments, at Fair Value
North America
Financial Services	$3,369,354	$833,986	11.0%	4.7%
Healthcare	3,148,948	1,995,361	10.2%	11.2%
Retail	2,886,448	520,823	9.4%	2.9%
Energy	2,042,250	300,471	6.6%	1.7%
Media	1,320,477	1,106,489	4.3%	6.2%
Technology	1,232,040	469,909	4.0%	2.6%
Chemicals	986,915	942,868	3.2%	5.3%
Consumer Products	841,578	677,030	2.7%	3.8%
Education	383,225	—	1.2%	0.0%
Manufacturing	418,679	514,505	1.4%	2.9%
Telecom	50,036	37,237	0.2%	0.2%
Hotels/Leisure	27,150	198,425	0.1%	1.1%

North America Total (Cost: December 31, 2007, $15,861,018; December 31, 2006, $6,588,226)	16,707,100	7,597,104	54.3%	42.6%

Europe
Manufacturing	4,244,510	3,422,896	13.8%	19.2%
Healthcare	2,500,052	—	8.1%	0.0%
Media	1,583,525	1,648,566	5.2%	9.2%
Technology	1,301,249	1,289,394	4.2%	7.2%
Telecom	672,061	537,348	2.2%	3.0%
Transportation	539,269	—	1.8%	0.0%
Retail	472,681	1,401,455	1.5%	7.8%
Recycling	426,091	287,338	1.4%	1.6%

Europe Total (Cost: December 31, 2007, $9,319,196; December 31, 2006, $5,703,658)	11,739,438	8,586,997	38.2%	48.0%

Australia, Bermuda, Singapore and Other Locations
Technology	1,313,052	767,881	4.3%	4.3%
Media	590,654	531,158	1.9%	3.0%
Financial Services	198,729	109,074	0.6%	0.6%
Manufacturing	113,579	—	0.4%	0.0%
Recycling	80,568	270,321	0.3%	1.5%

Australia, Bermuda, Singapore and Other Locations, Total (Cost: December 31, 2007, $1,980,800; December 31, 2006, $1,821,350)	2,296,582	1,678,434	7.5%	9.4%

Private Equity Investments, at Fair Value	$30,743,120	$17,862,535	100.0%	100.0%

        The classifications of the private equity investments included in the table above are based primarily on the primary business and the domiciled location of the business.

        As of December 31, 2007, investments which represented greater than 5% of the net assets of consolidated private equity funds included: (i) Legrand S.A. valued at $2,682,863; (ii) First Data valued at $2,524,977; (iii) Alliance Boots valued at $2,500,052; and (iv) Energy Future Holdings valued at $2,042,250. As of December 31, 2006, investments which represented greater than 5% of the net assets of consolidated private equity funds consisted of investments in: (i) Legrand S.A. valued at $2,268,249; (ii) NXP valued at $1,289,394; (iii) HCA Inc. valued at $1,145,750; and (iv) Rockwood Holdings, Inc. valued at $942,868.

        Substantially all of the securities underlying the Company's private equity investments represent equity securities. As of December 31, 2007 and 2006, the aggregate amount of investments that were other than equity securities was less than 5% of the net assets of consolidated private equity funds.

        Net Gains from Investment Activities in the combined statements of income include net realized gains or (losses) from sales of investments and the net change in unrealized gains or (losses) resulting from changes in fair value of the KKR Funds' investments (including foreign exchange gains and losses attributable to foreign-denominated investments). The following table presents the Company's realized and net change in unrealized gains or (losses) relating to its private equity investments:

	Year Ended December 31,
	2007	2006	2005
Realized Gains	$1,500,283	$3,240,050	$1,518,656
Net Change in Unrealized (Losses) Gains	(166,516)	(23,535)	1,248,221

	$1,333,767	$3,216,515	$2,766,877

Debt Investments

        The following table presents the Company's debt investments held by the consolidated KKR Funds:

	December 31,
	2007	2006
Debt Investments, carried at fair value:
Strategic Capital Master Fund(a)	$402,536	$—
Fixed Income Securities(b)	147,643	123,040
Restricted Stock(b)	8,960	44,149
Derivatives	2,535	8,435
Vested Options	1,905	8,617
Unvested Options	—	1,685
Corporate Securities of Portfolio Companies	—	294,488
Corporate Loans	—	749,788

Total Debt Investments (Cost: December 31, 2007 $585,299; December 31, 2006, $1,201,464)	$563,579	$1,230,202

    (a)
    Represents an investment in a master investment partnership resulting from a June 2007 reorganization of the SCF whereby each side-by-side fund contributed a significant portion of their loans, fixed income and corporate securities investments for an ownership interest in a master investment partnership that pools the contributed assets for the benefit of each side-by-side fund. The KKR Group, through the two consolidated SCF side-by-side funds, accounts for the investment in the master fund at fair value.

    (b)
    Net trading losses relating to these investments amounted to $16,465 and net trading gains were $4,538 for the years ended December 31, 2007 and 2006, respectively. There were no trading gains or losses relating to these investments for the year ended December 31, 2005.

        Net Gains from Investment Activities in the combined statements of income include net realized gains or (losses) from sales of investments and the net change in unrealized gains or (losses) resulting from changes in fair value of the KKR Funds' debt investments. The following table presents the Company's realized and net change in unrealized gains or (losses) relating to its debt investments:

	Year Ended December 31,
	2007	2006	2005
Realized Gains	$25,616	$71	$—
Net Change in Unrealized (Losses) Gains	(45,428)	17,330	—

	$(19,812)	$17,401	$—

Other Investments

        The following table presents the Company's other investments at fair value:

	December 31,
	2007	2006
Opportunistic Investments in Publicly Traded Securities(a)	$327,497	$158,462
Government and Government Agency Bonds	92,889	88,466
Corporate Bonds	55,066	10,341
Municipal Bonds	19,699	38,112
Time Deposits(b)	—	1,000,000
Bonds and Other Debt Instruments held at Private Equity Funds	—	95,542
Other	16,482	54,587

Total (Cost: December 31, 2007, $555,585; December 31, 2006, $1,438,021)	$511,633	$1,445,510

(a)
Net trading losses amounted to $43,341 and net trading gains were $3,988 for the year ended December 31, 2007 and 2006, respectively for investments held as of December 31, 2007 and 2006. There were no trading gains or losses relating to these investments for the year ended December 31, 2005.

(b)
Represents a short-term deposit with an original maturity of greater than 90 days which earned interest at an annual rate of approximately 5.4% and 5.5% during the years ended December 31, 2007 and 2006, respectively. As of December 31, 2007, this investment has matured.

        Net Gains from Investment Activities in the combined statements of income include net realized gains or (losses) from sales of investments and the net change in unrealized gains or (losses) resulting from changes in fair value of the Company's other investments. The following table presents the Company's realized and net change in unrealized gains or (losses) relating to its other investments:

	Year Ended December 31,
	2007	2006	2005
Realized Gains	$31,202	$4,810	$48,656
Net Change in Unrealized (Losses) Gains	(43,453)	12,121	(40,101)

	$(12,251)	$16,931	$8,555

4. OTHER ASSETS, ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

        Other assets consist of the following:

	December 31,
	2007	2006
Escrow Receivable (a)	$113,848	$—
Leasehold Improvements (b)	36,390	23,206
Foreign Currency Options (c)	31,384	—
Furniture and Fixtures (b)	28,894	27,284
Deferred Transaction Related Expenses	9,671	7,970
Interest Receivable	7,377	51,857
Prepaid Expense	3,311	2,001
Other Assets	17,910	25,721

	$248,785	$138,039

(a)
Represents an amount held in escrow at December 31, 2007 pending the completion of an investment in a Portfolio Company.

(b)
Net of accumulated depreciation and amortization of $35,003 and $30,525 as of December 31, 2007 and 2006, respectively. Depreciation and amortization expense totaled $4,542, $3,044 and $1,951 for the years ended December 31, 2007, 2006 and 2005, respectively.

(c)
Represents a hedging instrument used to manage foreign exchange risk. The instrument is measured at fair value with changes in fair value recorded in Net Gains from Investment Activities in the accompanying combined statements of income. The net change in fair value associated with this instrument was a net unrealized gain of $10,754 for the year ended December 31, 2007.

        Accounts Payable, Accrued Expenses and Other Liabilities consist of the following:

	December 31,
	2007	2006
Unrealized Losses on Foreign Exchange Forward Contracts(a)	$405,661	$202,750
Accounts Payable	70,103	31,076
Interest Payable	37,756	12,292
Accrued Benefits and Compensation	22,159	20,547
Deferred Revenue	6,542	35,747
Other Liabilities(b)	13,087	30,708

	$555,308	$333,120

(a)
Represent derivative financial instruments used to manage foreign exchange risk arising from certain assets and liabilities. Such instruments are measured at fair value with changes in fair value recorded in Net Gains from Investment Activities in the accompanying combined statements of income. The net change in fair value associated with these instruments was a net unrealized loss of $202,911 and $145,324 for the years ended December 31, 2007 and 2006, respectively, and an unrealized gain of $209,072 for the year ended December 31, 2005. See Note 2, "Summary of Significant Accounting Policies" and Note 5, "Fair Value of Financial Instruments."

(b)
As of December 31, 2007, included in Other Liabilities, premiums received with respect to call options written of $7,290 were recorded net of a $2,025 unrealized gain, for a fair value of $5,265.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

        SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires the disclosure of the estimated fair value of financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale.

        The Company's financial instruments are carried at fair value or at amounts whose carrying value approximates fair value. See valuation policy described in Note 2 for Investments. Due to the inherent uncertainty of valuations of investments which are illiquid and/or without a public market, which constitute a substantial portion of the Company's investments, the estimates of fair value may differ from the values that are ultimately realized by the Company, and those differences could be material.

        The carrying amounts of cash and cash equivalents, restricted cash and cash equivalents, due from affiliates, and accounts payable, accrued expenses and other liabilities approximate fair value due to their short-term maturities. All investments are carried at fair value, with the exception of corporate loans, which are carried at amortized cost. The Company's debt obligations bear interest at floating rates and therefore the fair value approximates carrying value.

        The carrying amounts and estimated fair values of the Company's financial instruments other than those noted in the preceding paragraph as of December 31, 2007 and 2006 are as follows:

	Carrying Value		Estimated Fair Value
	2007	2006	2007	2006
Assets
Corporate Loans	$—	$749,788	$—	$759,339
Foreign Exchange Options	31,384	—	31,384	—
Liabilities
Unrealized Loss on Foreign Exchange Contracts	$405,661	$202,750	$405,661	$202,750
Debt Obligations	2,020,328	948,803	2,020,328	948,803

6. DEBT OBLIGATIONS

        Debt obligations consist of the following:

	December 31,
	2007	2006
Revolving Credit Agreement	$1,002,240	$—
Other Financing Arrangements	684,483	—
Short-term Loans	333,605	44,682
Repurchase Agreements	—	52,385
Warehouse Facilities	—	851,736

	$2,020,328	$948,803

        The Company maintains a $25 million line of credit (the "Line") with a major financial institution that is subject to annual renewal. The Line is available for general corporate purposes and the Company may draw on amounts under the Line from time to time prior to its expiration or earlier termination. Outstanding amounts under the Line bear interest at the "prime rate" as defined in the agreement. There are no fees associated with the Line. As of December 31, 2007 and 2006, no amounts were outstanding under the Line. The line was renewed in February 2008 under the same terms.

        From time to time, the Company may borrow amounts to satisfy general short-term needs of the business by opening short-term lines of credit with established financial institutions. These amounts may be incremental to, or in lieu of, borrowings made under the Line, and are generally repaid within 30 days, at which time the line of credit is closed. Amounts outstanding under short-term lines of credit amounted to $333,605 and $44,682 as of December 31, 2007 and 2006, respectively. The short-term lines of credit bore interest at 6.5% and 7.3% as of December 31, 2007 and 2006, respectively.

        In June 2007, the Company entered into a revolving Credit Agreement (the "Credit Agreement") with a syndicate of financial institutions. The Credit Agreement provides for up to $1.0 billion of senior secured credit, subject to availability under a borrowing base determined by the value of certain investments of the Company pledged as collateral security for its obligations under the Credit Agreement. The borrowing base is subject to certain investment concentration limitations and the value of the investments constituting the borrowing base is subject to certain advance rates based on type of investment.

        Pursuant to the terms of the Credit Agreement, the Company has an option to seek an increase of the commitments available under the Credit Agreement up to a maximum amount of $2.0 billion, subject to the satisfaction of certain customary conditions, including the consent of the lenders thereto.

        The interest rates applicable to loans under the Credit Agreement are generally based on either (i) the greater of the administrative agent's base rate or U.S. federal funds rate plus a specified margin of 0.5% or (ii) the Eurodollar rate plus a specified margin ranging from 0.75% to 1.0%, depending on the relevant assets constituting the borrowing base. As of December 31, 2007, the interest rates on borrowings under the credit arrangement ranged from 5.88% to 7.13%. In addition, the Company must pay an annual commitment fee of 0.2% on the undrawn commitments under the Credit Agreement. During the year ended December 31, 2007, interest expense related to borrowings under the Credit Agreement, including commitment fees and the amortization of debt financing costs, was $26.8 million.

        Pursuant to covenants in the Credit Agreement, the Company must maintain a ratio of senior secured debt to total assets of 50% or less. In addition, the Credit Agreement contains certain other customary covenants as well as certain customary events of default. As of December 31, 2007, the Company was in compliance with all covenants.

        The Credit Agreement will expire on June 11, 2012, unless earlier terminated upon an event of default. Borrowings under the Credit Agreement may be used for general business purposes of the Company, including the acquisition and funding of investments. As of December 31, 2007, the Company had $1,002.2 million of borrowings outstanding, which included $999.2 million of borrowings and $3.0 million of foreign currency adjustments (an unrealized loss of $6.2 million and an unrealized gain of $3.2 million related to borrowings denominated in Canadian dollars and British pounds sterling, respectively). If total borrowings outstanding exceed 105% of the $1.0 billion available under the Credit Agreement due to fluctuations in foreign exchange rates, the Company may be required to make prepayments on outstanding borrowings. As of December 31, 2007, the Company was not subject to such prepayment requirements.

        During the year ended December 31, 2007, the Company entered into various financing arrangements with major financial institutions with respect to certain of its private equity investments with a cost of $684.5 million.

        Of the $684.5 million of financing arrangements, $521.4 million was structured through the use of total return swaps. Pursuant to the terms of the financing arrangements, equity convertible notes with a face value of $521.4 million that are directly held by the Company have been pledged to the financial institutions as collateral (the "Pledged Notes") and an additional $521.4 million of the convertible notes are directly held by the financial institutions (the "Swap Notes"). The $521.4 million of Pledged Notes held by the Company in the KKR Funds are investments in two Portfolio Companies and the $521.4 million of Swap Notes held by the financial institutions represent investments in the same two Portfolio Companies. Pursuant to the security agreements with respect to the Pledged Notes, the Company has the right to vote the Pledged Notes and the financial institutions are obligated to vote consistent with the Company, subject to certain exceptions, so long as default does not exist under the security agreements or the underlying swap agreements. Upon the occurrence of certain events, including an event based on the value of the collateral and events of default, the Company may be required to provide additional collateral under the terms of these financing arrangements. The Company is also restricted from transferring the Pledged Notes without the consent of the financial institutions.

        The total return swaps were entered into between the Company and the financial institutions on the financial institutions' Swap Notes for the purpose of financing the Company's total private equity investment. In exchange for receiving the risks and rewards of ownership of the financial institutions' investment in the Swap Notes under the total return swaps, the Company is obligated to pay the financial institutions an outstanding principal amount and an interest rate based rate of return. The financial institutions' investment in the Swap Notes is recognized as an investment by the Company, with corresponding liabilities for the outstanding principal balance of the financing and accrued interest payable.

        At settlement, the Company will be entitled to receive payment equal to any appreciation on the value of the Swap Notes and the Company will be obligated to pay to the financial institutions any depreciation on the value of the Swap Notes. In addition, the financial institutions are obligated to pay the Company interest earned by a holder of the Swap Notes. The per annum rates of interest payable by the Company for the financings range from the three-month London Interbank Offered Rate ("LIBOR") plus 0.90% to three-month LIBOR plus 1.35% (rates ranging from 6.11% to 6.35% at December 31, 2007). Interest payable accrues during the term of the financing and is payable at settlement. The financings provide for early settlement upon the occurrence of certain events, including an event based on the value of the collateral and other events of default. During the year ended December 31, 2007, interest expense related to the Company's total return swap financings was $22.6 million.

        The remaining $163.1 million of financing was structured through the use of a syndicated term and a revolving credit facility (the "Term Facility"). Pursuant to the terms of the Term Facility, equity convertible notes with a face value of $227.7 million and common stock with a fair value of $35.5 million (cost of $34.9 million) that are directly held by the Company have been pledged as collateral. The per annum rate of interest for each borrowing under the Term Facility is equal to the Bloomberg United States Dollar Interest Rate Swap Ask Rate plus 1.75% at the time of each borrowing under the term facility (rates range from 7.2% to 8.2% at December 31, 2007) for the first five years of the loan. Commencing on the fifth anniversary of the Term Facility, the per annum rate of interest will equal the one year LIBOR rate plus 1.75%. Interest accrues during the term of the financing and is payable annually, in arrears, on the anniversary date of the Term Facility (August 31). The Term Facility matures on August 31, 2014 and is due in full with unpaid interest on the maturity date but provides for early settlement upon the occurrence of certain events, including an event based on the value of the collateral and other events of default.

        The Company's Fixed Income Funds may leverage their portfolios of securities and loans through the use of short-term borrowings in the form of warehouse facilities and repurchase agreements. These borrowings used by the Company generally bear interest at floating rates based on a spread above LIBOR.

        The following table presents summarized information with respect to borrowings in the Company's consolidated Fixed Income Funds as of December 31, 2006:

	Outstanding Borrowings	Weighted Average Borrowing Rate	Weighted Average Remaining Maturity (in days)	Estimated Fair Value of Collateral(1)
Warehouse facilities	$851,736	5.82%	7	$1,050,374
Repurchase agreements	52,385	5.63%	5	63,472

Total	$904,121			$1,113,846

(1)
Collateral for borrowings consists of fixed income securities, corporate securities and corporate loans (see Note 3).

        As of December 31, 2006, the Company had repurchase agreements with the following counterparties:

Counterparty(a)	Amount At Risk(b)	Weighted Average Maturity (Days)	Weighted Average Interest Rate
Morgan Stanley & Co. Inc.	$84,307	2	5.83%
Citigroup Global Markets Ltd.	70,956	2	5.85%
J.P. Morgan Chase Bank, N.A.	50,368	29	5.85%
Credit Suisse First Boston LLC	4,787	2	5.55%
Bank of America Securities LLC	1,149	8	5.55%

Total	$211,567

(a)
Includes subsidiaries and affiliates of each counterparty listed.

(b)
Computed as an amount equal to the estimated fair value of securities or loans sold, plus accrued interest income, minus the sum of repurchase agreement liabilities plus interest expense.

KKR GROUP

Notes to Combined Financial Statements (Continued)

(All Dollars Are in Thousands Except Where Otherwise Noted)

6. DEBT OBLIGATIONS (Continued)

        The three special purpose entities formed by the Company during 2006 to complete secured financing transactions are KKR Financial CLO 2007-1, Ltd. ("CLO 2007-1"), KKR Financial CLO 2007-2, Ltd. ("CLO 2007-2"), and KKR Financial CLO 2007-3 ("CLO 2007-3"). During August 2006, CLO 2007-1, CLO 2007-2 and CLO 2007-3 each entered into separate warehouse facilities, with a maximum commitment amount of $600.0 million, $500.0 million and $600.0 million, respectively. Each of these facilities bears interest at a rate of one-month LIBOR plus 0.50%. The aggregate amount of borrowings outstanding under these facilities is $851.7 million as of December 31, 2006.

        Scheduled maturities of debt obligations for the five years subsequent to December 31, 2007 are as follows:

Years Ending December 31,	Amount
2008	$333,605
2009	—
2010	—
2011	—
2012	1,348,668
Thereafter	338,055

Total	$2,020,328

7. INCOME TAXES

        The Company has provided for New York City unincorporated business tax for certain entities based on a statutory rate of 4%. Certain consolidated entities of the Company are subject to income tax of the foreign countries in which they conduct business. The Company's effective income tax rate was approximately 1.48%, 0.38% and 0.31% for the years ended December 31, 2007, 2006 and 2005, respectively.

	Years Ended December 31,
	2007	2006	2005
Current
Foreign Income Tax	$7,042	$3,206	$2,132
State and Local Income Tax	9,754	700	710

Subtotal	16,796	3,906	2,842

Deferred
Foreign Income Tax	107	257	58
State and Local Income Tax	(4,839)	—	—

Subtotal	(4,732)	257	58

Total Income Taxes	$12,064	$4,163	$2,900

        Income taxes are provided at the applicable statutory rates. The tax effects of the changes in the temporary differences in the areas listed below resulted in deferred tax assets and liabilities:

	December 31,
	2007	2006
Deferred Tax Assets
Revenue Recognition	$3,711	$—
Accrued Expenses	1,154	—
Asset Retirement Obligations	166	186
Other	81	74

Total Deferred Tax Assets	$5,112	$260

Deferred Tax Liabilities
Depreciation	$1,258	$1,315
Other	49	—

Total Deferred Tax Liabilities	$1,307	$1,315

        A deferred tax asset has been recognized for certain foreign timing differences with a full valuation allowance as it is more likely that the asset will not be recognized. As of December 31, 2007 and 2006 the amount of the asset and valuation allowance not recognized is approximately $7.9 million and $6.0 million, respectively.

        The Company's Deferred Tax Assets and Deferred Tax Liabilities are included in the combined financial statements within Other Assets and Accounts Payable, Accrued Expenses and Other Liabilities, respectively. The following table reconciles the provision for income taxes to the US federal statutory tax rate:

	Years Ended December 31,
	2007	2006	2005
Statutory U.S. Federal Income Tax Rate	35.00%	35.00%	35.00%
Income Passed Through to Partners	(35.00)	(35.00)	(35.00)
Foreign Income Taxes	0.90	0.31	0.23
State and Local Income Taxes	0.58	0.07	0.08

Effective Income Tax Rate	1.48%	0.38%	0.31%

        As discussed in Note 2, the Company adopted FIN 48 on January 1, 2007. The Company analyzed its tax filing positions in all of the federal, state and foreign tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. Based on this review, no reserves for uncertain tax positions were required to have been recorded pursuant to FIN 48. In addition, the Company determined that it did not need to record a cumulative effect adjustment related to the adoption of FIN 48.

        As of and for the twelve months ended December 31, 2007 and 2006, no interest or penalties relating to the underpayment of income taxes have been recognized in the combined financial statements.

8. RELATED PARTY TRANSACTIONS

        As of December 31, 2007 and 2006, Due from Affiliates was comprised of the following:

	2007	2006
Due from Unconsolidated Funds	$16,051	$14,259
Due from Portfolio Companies	15,684	47,442
Due from Related Entities	12,234	13,790
Due from Principals	—	34,969
Loans to Principals	—	5,101

	$43,969	$115,561

Discretionary Investments

        Certain of the Company's investment professionals, including its Principals and other qualifying employees, are permitted to invest and have invested their own capital in side-by-side investments with its Traditional Private Equity Funds. Side-by-side investments are investments in Portfolio Companies that are made on the same terms and conditions as those acquired by the applicable fund, except that the side-by-side investments are not subject to management fees or a carried interest. The cash invested by these individuals aggregated $174 million, $110 million and $63 million for the years ended December 31, 2007, 2006 and 2005, respectively. These investments are not included in the accompanying combined financial statements.

Loans to Principals

        From time-to-time and as conditions warrant, the Company lends amounts to its Principals to fund short-term liquidity needs. These loans earn interest at floating rates that approximate market rates and such interest aggregated $311, $678 and $263 for the years ended December 31, 2007, 2006 and 2005, respectively.

Aircraft and Other Services

        Certain of the Senior Principals own aircraft that the Company uses for business purposes in the ordinary course of its operations. These Senior Principals paid for the purchase of these aircraft with their personal funds and bear all operating, personnel and maintenance costs associated with their operation. The hourly rates that the Company pays for the use of these aircraft are based on current market rates for chartering private aircraft of the same type. The Company paid $6,339, $6,518 and $5,764 for the use of these aircraft during the years ended December 31, 2007, 2006 and 2005, respectively.

Facilities

        Certain of the Senior Principals are partners in a real-estate based partnership that maintains an ownership interest in the Company's Menlo Park location. Payments made to this partnership aggregated $2,073, $1,821 and $1,683 for the years ended December 31, 2007, 2006 and 2005, respectively.

9. SEGMENT REPORTING

        The Company operates through two reportable business segments. These segments, which are differentiated primarily by their investment focuses and strategies, consist of the following:

  •
  Private Equity—The Company's private equity segment involves sponsoring and managing a group of funds that make primarily control-oriented investments in connection with leveraged buyouts and other similarly-yielding investment opportunities. These funds are managed by Kohlberg Kravis Roberts & Co. L.P. and currently consist of Traditional Private Equity Funds and KPE.

  •
  Fixed Income—The Company's fixed income segment involves sponsoring and managing a group of private and publicly traded Fixed Income Funds. These funds are managed by subsidiaries of KKR Financial LLC, specifically KKR Financial Advisors LLC and KKR Strategic Capital Management, L.L.C., and currently consist of KFN and the SCF, which is comprised of three side-by-side private fixed income funds. Two of the three side-by-side funds in the SCF have been consolidated in the accompanying combined financial statements of the Company.

        Economic Net Income ("ENI") and Fee Related Earnings ("FRE") are key performance measures used by management. ENI is a measure of profitability for the Company's reportable segments and represents income before taxes. FRE represents income before taxes adjusted to: (i) exclude the expenses of consolidated funds; (ii) include management fees earned from consolidated funds that were eliminated in consolidation; (iii) exclude investment income; and (iv) exclude non-controlling interests in income of consolidated entities. These measures are used by management for the Company's segments in making resource deployment and other operational decisions.

        Management makes operating decisions and assesses the performance of each of the Company's business segments based on financial and operating metrics and data that is presented excluding the impact of any of the KKR Funds that are consolidated into the combined financial statements. Consequently, all segment data excludes the assets, liabilities and operating results related to the KKR Funds.

        The following table presents the financial data for the Company's reportable segments as of and for the year ended December 31, 2007:

	December 31, 2007
	Private Equity	Fixed Income	Total Reportable Segments
Fee Income
Management Fees	$231,527	$68,194	$299,721
Advisory Fees	537,126	11,421	548,547
Incentive Fees	—	23,335	23,335

Total Fee Income	768,653	102,950	871,603

Expenses
Employee Compensation and Benefits	187,540	24,507	212,047
Other Operating Expenses	209,700	16,349	226,049

Total Expenses	397,240	40,856	438,096

Fee Related Earnings	371,413	62,094	433,507
Investment Income	403,601	984	404,585

Income before Non-Controlling Interests in Income of Consolidated Entities and Income Taxes	775,014	63,078	838,092
Non-Controlling Interests in Income of Consolidated Entities	—	(23,264)	(23,264)

Economic Net Income	$775,014	$39,814	$814,828

Total Assets	$1,933,741	$30,961	$1,964,702

KKR GROUP

Notes to Combined Financial Statements (Continued)

(All Dollars Are in Thousands Except Where Otherwise Noted)

9. SEGMENT REPORTING (Continued)

        The following table reconciles the Company's total reportable segments to the combined financial statements as of and for the year ended December 31, 2007:

	December 31, 2007
	Total Reportable Segments	Combination Adjustments	Combined
Fee Income (a)	$871,603	$(9,338)	$862,265
Expenses (b)	$438,096	$2,814	$440,910
Investment Income (c)	$404,585	$1,587,198	$1,991,783
Income before Non-Controlling Interests in Income of Consolidated Entities and Income Taxes	$838,092	$1,575,046	$2,413,138
Non-Controlling Interests in Income of Consolidated Entities	$(23,264)	$(1,575,046)	$(1,598,310)
Economic Net Income	$814,828	$—	$814,828
Total Assets (d)	$1,964,702	$30,878,094	$32,842,796

(a)
The Fee Income adjustment represents the elimination of intercompany transactions upon consolidation of the KKR Funds and other adjustments necessary to reconcile from segment reporting measures to consolidated financial results. In periods where the amount of fee income attributable to our consolidated funds exceeds the amount of management fees earned from our consolidated funds, a positive adjustment will be required to eliminate this intercompany transaction and reconcile to our combined fee income.

(b)
The Expenses adjustment primarily represents the inclusion of certain operating expenses upon consolidation of the KKR Funds.

(c)
The Investment Income adjustment primarily represents the inclusion of investment income allocable to non-controlling interests in consolidated entities upon consolidation of the KKR Funds.

(d)
The Total Assets adjustment primarily represents the inclusion of private equity and credit investments that are allocable to non-controlling interests in consolidated entities upon consolidation of the KKR Funds.

        The following table presents the financial data for the Company's reportable segments as of and for the year ended December 31, 2006:

	December 31, 2006
	Private Equity	Fixed Income	Total Reportable Segments
Fee Income
Management Fees	$181,371	$55,994	$237,365
Advisory Fees	172,950	9,119	182,069
Incentive Fees	—	15,613	15,613

Total Fee Income	354,321	80,726	435,047
Expenses
Employee Compensation and Benefits	92,950	18,662	111,612
Other Operating Expenses	121,327	12,193	133,520

Total Expenses	214,277	30,855	245,132

Fee Related Earnings	140,044	49,871	189,915
Investment Income	929,518	10,103	939,621

Income before Non-Controlling Interests in Income of Consolidated Entities and Income Taxes	1,069,562	59,974	1,129,536
Non-Controlling Interests in Income of Consolidated Entities	—	(25,428)	(25,428)

Economic Net Income	$1,069,562	$34,546	$1,104,108

Total Assets	$1,687,205	$72,034	$1,759,239

        The following table reconciles the Company's total reportable segments to the combined financial statements as of and for the year ended December 31, 2006:

	December 31, 2006
	Total Reportable Segments	Combination Adjustments	Combined
Fee Income (a)	$435,047	$(24,718)	$410,329
Expenses (b)	$245,132	$22,334	$267,466
Investment Income (c)	$939,621	$3,061,301	$4,000,922
Income before Non-Controlling Interests in Income of Consolidated Entities and Income Taxes	$1,129,536	$3,014,249	$4,143,785
Non-Controlling Interests in Income of Consolidated Entities	$(25,428)	$(3,014,249)	$(3,039,677)
Economic Net Income	$1,104,108	$—	$1,104,108
Total Assets (d)	$1,759,239	$21,533,544	$23,292,783

(a)
The Fee Income adjustment represents the elimination of intercompany transactions upon consolidation of the KKR Funds and other adjustments necessary to reconcile from segment reporting measures to consolidated financial results. In periods where the amount of fee income attributable to our consolidated funds exceeds the amount of management fees earned from our consolidated funds, a positive adjustment will be required to eliminate this intercompany transaction and reconcile to our combined fee income.

(b)
The Expenses adjustment primarily represents the inclusion of certain operating expenses upon consolidation of the KKR Funds.

(c)
The Investment Income adjustment primarily represents the inclusion of investment income allocable to non-controlling interests in consolidated entities upon consolidation of the KKR Funds.

(d)
The Total Assets adjustment primarily represents the inclusion of private equity and credit investments that are allocable to non-controlling interests in consolidated entities upon consolidation of the KKR Funds.

        The following table presents the financial data for the Company's reportable segments as of and for the year ended December 31, 2005:

	December 31, 2005
	Private Equity	Fixed Income	Total Reportable Segments
Fee Income
Management Fees	$94,197	$39,450	$133,647
Advisory Fees	101,896	5,034	106,930
Incentive Fees	—	—	—

Total Fee Income	196,093	44,484	240,577
Expenses
Employee Compensation and Benefits	57,905	12,252	70,157
Other Operating Expenses	81,193	5,629	86,822

Total Expenses	139,098	17,881	156,979

Fee Related Earnings	56,995	26,603	83,598
Investment Income	861,976	3,268	865,244

Income before Non-Controlling Interests in Income of Consolidated Entities and Income Taxes	918,971	29,871	948,842
Non-Controlling Interests in Income of Consolidated Entities	—	(13,324)	(13,324)

Economic Net Income	$918,971	$16,547	$935,518

Total Assets	$1,638,377	$74,362	$1,712,739

        The following table reconciles the Company's total reportable segments to the combined financial statements as of and for the year ended December 31, 2005:

	December 31, 2005
	Total Reportable Segments	Combination Adjustments	Combined
Fee Income (a)	$240,577	$(7,632)	$232,945
Expenses (b)	$156,979	$11,312	$168,291
Investment Income (c)	$865,244	$2,875,655	$3,740,899
Income before Non-Controlling Interests in Income of Consolidated Entities and Income Taxes	$948,842	$2,856,711	$3,805,553
Non-Controlling Interests in Income of Consolidated Entities	$(13,324)	$(2,856,711)	$(2,870,035)
Economic Net Income	$935,518	$—	$935,518
Total Assets (d)	$1,712,739	$11,656,673	$13,369,412

(a)
The Fee Income adjustment represents the elimination of intercompany transactions upon consolidation of the KKR Funds and other adjustments necessary to reconcile from segment reporting measures to consolidated financial results. In periods where the amount of fee income attributable to our consolidated funds exceeds the amount of management fees earned from our consolidated funds, a positive adjustment will be required to eliminate this intercompany transaction and reconcile to our combined fee income.

(b)
The Expenses adjustment primarily represents the inclusion of certain operating expenses upon consolidation of the KKR Funds.

(c)
The Investment Income adjustment primarily represents the inclusion of investment income allocable to non-controlling interests in consolidated entities upon consolidation of the KKR Funds.

(d)
The Total Assets adjustment primarily represents the inclusion of private equity and credit investments that are allocable to non-controlling interests in consolidated entities upon consolidation of the KKR Funds.

10. CREDIT AND MARKET RISK

        In the normal course of business, the Company primarily encounters two significant types of economic risk: credit and market. Credit risk is the risk of default on the Company's investments in debt securities, loans, leases and derivatives that results from a borrower's, lessee's or derivative counterparty's inability or unwillingness to make required or expected payments. Market risk reflects changes in the value of investments in loans, securities, portfolio companies or derivatives, as applicable, due to changes in interest rates, credit spreads or other market factors, including the value of the collateral underlying loans and the valuation of equity and debt securities. Management believes that the carrying values of its investments are reasonable taking into consideration these risks along with estimated collateral values, payment histories, and other borrower information.

        The Company makes investments outside of the United States. The Company's non-U.S. investments are subject to the same risks associated with its U.S. investments as well as additional risks, such as fluctuations in foreign currency exchange rates, unexpected changes in regulatory requirements, heightened risk of political and economic instability, difficulties in managing non-U.S. investments, potentially adverse tax consequences and the burden of complying with a wide variety of foreign laws.

        The Company is exposed to economic risk concentrations insofar as it is dependent on the ability of the KKR Funds to compensate it for the services which the Company provides to these funds. Further, the carried interest and incentive income component of this compensation is based on the ability of the KKR Funds to generate adequate returns on their investments. In addition, substantially all of the Company's net assets, after deducting the portion attributable to non-controlling interests, are comprised of capital investments in these funds.

        Furthermore, the Company is exposed to economic risk concentrations related to certain large investments as well as concentrations of investments in certain industries and geographic locations, as disclosed in Note 3.

11. COMMITMENTS AND CONTINGENCIES

Debt Covenants

        Borrowings of the Company contain various customary loan covenants. These covenants do not, in management's opinion, materially restrict KKR's investment or financing strategy. The Company is in compliance with all of its loan covenants as of December 31, 2007.

Investment Commitments

        As of December 31, 2007 certain of the KKR Funds had committed approximately £411 million, or $816 million, and €80 million, or $117 million, to two separate private equity investments, none of which is expected to exceed 5% of the net assets of consolidated private equity investments. The first investment described above has since closed.

        The general partners of the Traditional Private Equity Funds had unfunded general partner capital commitments to such funds of approximately $245 million as of December 31, 2007.

Contingent Repayment Guarantee

        Certain Company personnel who have received carried interest distributions with respect to Traditional Private Equity Funds have personally guaranteed, on a several basis and subject to a cap, the contingent obligations of the general partners of the Traditional Private Equity Funds to repay amounts to fund limited partners pursuant to the general partners' equity clawback obligations, if any. As of December 31, 2007, approximately $993.2 million of carried interest has been paid to certain of the general partners of the KKR Funds that is subject to contingent repayment.

Indemnifications

        In the normal course of business, the Company and its subsidiaries enter into contracts that contain a variety of representations and warranties and provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company's that have not yet occurred. However, based on experience, the Company expects the risk of material loss to be remote.

Litigation

        From time to time, the Company is involved in various legal proceedings, lawsuits and claims incidental to the conduct of our business. The Company believes that the ultimate liability arising from such proceedings, lawsuits and claims, if any, will not have a material effect on our business, results of operations, cash flows or financial condition.

        In August 2008, KFN, its directors and certain of its executive officers, including certain of the Company's investment professionals, were named as defendants in a purported class action complaint by KFN shareholders under federal securities laws in the United States District Court for the Southern District of New York (the "SDNY Action"). The suit alleges that the registration statement utilized by KFN to effectuate its restructuring plan in May 2007 was false and misleading in that it misrepresented and/or omitted material facts, including carrying value and allowance for loan losses, relating to the portfolio of mortgage loans held at such time by its REIT subsidiary, KKR Financial Corp.

        Also in August 2008, a shareholder derivative action was filed in California Superior Court purportedly on behalf of KFN against its directors and executive officers, including certain of the Company's investment professionals, as well as against KFN as nominal defendant. The suit alleges breaches of fiduciary duty, waste of corporate assets and unjust enrichment by such individuals in connection with the conduct at issue in the SDNY Action. The parties have submitted a stipulation requesting that all proceedings in this action be stayed until the SDNY Action is dismissed on the pleadings or KFN files an answer to the SDNY Action.

        In December 2007, the Company, along with 15 other defendants were named in a purported class action complaint by shareholders in certain public companies recently acquired by private equity firms. In July 2008, the Company, along with 16 other defendants were named in a purported amended class action complaint. The suits allege that the defendant firms engaged in certain cooperative behavior during the bidding process in certain going-private transactions in violation of antitrust laws and that this purported behavior suppressed the price paid by the private equity firms for the plaintiffs' shares in the acquired companies below that which would otherwise have been paid in the absence of such behavior.

        In 2005, the Company and certain of the Company's investment professionals were named as defendants in now-consolidated shareholder derivative actions relating to one of our portfolio companies. These actions claim that the board of directors of the portfolio company breached its fiduciary duty of loyalty in connection with the redemption of certain shares of preferred stock in 2004 and 2005. The plaintiffs further allege that the Company benefited from these redemptions of preferred stock at the expense of the portfolio company and that the Company usurped a corporate opportunity of the portfolio company in 2002 by purchasing shares of its preferred stock at a discount on the open market while causing the portfolio company to refrain from doing the same. In February 2008, the special litigation committee formed by the board of directors of the portfolio company, following a review of plaintiffs' claims, filed a motion to dismiss the actions.

        In August 1999, the Company was named as a defendant in an action alleging breach of fiduciary duty and conspiracy in connection with the acquisition of one of the Company's portfolio companies in 1995. In April 2000, the complaint in this action was amended to further allege that the Company and others violated state law by fraudulently misrepresenting the financial condition of this portfolio company.

        The Company believes that each of these actions are without merit and intends to defend them vigorously.

        In addition, in September 2006, the Company received a request for certain documents and other information from the Antitrust Division of the U.S. Department of Justice ("DOJ") in connection with the DOJ's investigation of private equity firms to determine whether they have engaged in conduct prohibited by United States antitrust laws. The Company is fully cooperating with the DOJ's investigation.

        As of December 31, 2007 and 2006, no amounts were accrued relating to threatened or pending litigation as the Company believes that losses are neither probable nor reasonably estimable.

Operating Leases

        The Company leases office space under non-cancelable lease and sublease agreements primarily in New York, Menlo Park, London, Paris, Beijing, Hong Kong, Tokyo, and San Francisco. There are no rent holidays, contingent rent, rent concessions or leasehold improvement incentives associated with any of the property leases. In addition to base rentals, lease agreements generally are subject to escalation provisions, and are recognized on a straight-line basis over the term of the lease agreement.

        As of December 31, 2007, the approximate aggregate minimum future lease payments, net of sublease income, required on the operating leases are as follows:

Year Ending December 31,	Amount
2008	$22,132
2009	23,764
2010	23,546
2011	20,918
2012	19,160
Thereafter	112,925

Total minimum payments required	$222,445

        Rent expense recognized on a straight-line basis for the years ended December 31, 2007, 2006 and 2005 was $19,820, $13,315 and $10,425, respectively.

12. BENEFIT PLANS

        The Company provides a 401(k) plan (the "Plan") for eligible employees in the United States. For certain finance and administrative professionals who are participants in the Plan, the Company may, in its discretion, contribute an amount after the end of the Plan year; however, the amount may not be more than $20 per employee per Plan year. For the years ended December 31, 2007, 2006 and 2005, the Company incurred expenses of $3,457, $2,430 and $1,896, respectively, in connection with the Plan.

        In order to align the interests of certain of its employees and external advisors with those of the Company, the Company maintains various profit sharing arrangements that provide for a sharing of the income earned on the Company's investments and carried interests in the KKR Funds. Portfolio investment losses do not reduce the awards made on profitable portfolio investments regardless of whether they are realized or unrealized. For the years ended December 31, 2007, 2006 and 2005, the Company incurred costs of $12,720, $19,113 and $15,572, respectively, in connection with these plans.

13. SUBSEQUENT EVENTS

Investments

        Subsequent to December 31, 2007, the KKR Funds committed approximately $1,185 million to three private equity investments. All of these investments have since closed and no investment exceeded 5% of the net assets of consolidated private equity investments.

        In addition, subsequent to December 31, 2007, the KKR Funds committed approximately $483 million to fund additional investments in nine existing private equity portfolio companies. Six of these investments, in an amount of $395 million, have since closed.

        Subsequent to December 31, 2007, the KKR Funds committed $158 million to various corporate debt transactions, which have all since closed.

        Subsequent to December 31, 2007, there has been a decline in the global economy and financial markets. As of December 31, 2007, private equity investments represented approximately $30.7 billion or approximately 96.6% of the Company's total investments. The Company has not yet completed its September 30, 2008 valuation process; however, it is currently estimated that the aggregate value of these private equity investments as of that date will reflect a decline from December 31, 2007. This decline in value will be reflected as an unrealized loss within Net (Losses) Gains from Investment Activities during the period ended September 30, 2008. The corresponding impact on Non-controlling Interests in (Loss) Income of Consolidated Entities and Net (Loss) Income for the period ended September 30, 2008 is not yet determinable.

Debt

        On February 26, 2008, the Company entered into a credit agreement with a major financial institution (the "Agreement"). The Agreement provides for revolving borrowings of up to $1 billion, with a $50 million sublimit for swingline notes and a $25 million sublimit for letters of credit. The Agreement has a maturity date of February 26, 2013. The Agreement will bear interest at LIBOR plus 0.50% with interest payable quarterly in arrears for all borrowings except for swingline loans. For a swingline loan the interest is due when such loan is required to be repaid. The Agreement also requires a facility fee equal to 0.05% per annum of the commitment. The Agreement contains customary representations, covenants and events of default applicable to the Company and certain of its subsidiaries. Covenants include limitations on the incurrence of indebtedness and liens, mergers, dissolutions, liquidations, consolidations, new lines of business, and transactions with affiliates. In addition, the covenants include a financial covenant that requires the Company to maintain certain minimum interest coverage ratios.

        On February 27, 2008, the Company entered into a revolving credit agreement with a major financial institution (the "Revolver"). The Revolver provides for revolving borrowings of up to $700 million with a $500 million sublimit for letters of credit. The revolver has a maturity date of February 27, 2013. The revolver will bear interest at various floating rates, including Prime, plus, in each case, an incremental margin based on the type of borrowing with interest payments payable in arrears in one, two, three or six months as elected by the Company for each borrowing. The Revolver also requires a facility fee equal to 0.5% per annum of the commitment. The Agreement contains customary representations, covenants and events of default applicable to the Company and certain of its subsidiaries. Covenants include limitations on the incurrence of indebtedness and liens, mergers, dissolutions, liquidations, consolidations, new lines of business, and transactions with affiliates. In addition, the covenants include a financial covenant that requires the Company to maintain certain minimum interest coverage ratios. In addition, as part of a separate transaction, the lender made an immaterial equity investment to acquire a 2% non-controlling stake in a subsidiary of the Company.

        Subsequent to the year ended December 31, 2007, the Company entered into a series of total return swap agreements with major financial institutions with respect to $625 million of its private equity investments. Pursuant to the terms of the financing arrangements, equity convertible notes with a face value of $625 million that are directly held by the Company have been pledged to the financial institutions as collateral (the "Equity Notes") and an additional $625 million of the convertible notes are directly held by the financial institutions (the "Equity Swap Notes"). Pursuant to the security agreements with respect to the Pledged Notes, the Company has the right to vote the Pledged Notes and the financial institutions are obligated to vote consistent with the Company, subject to certain exceptions, so long as default does not exist under the security agreements or the underlying swap agreements. The Company is also restricted from transferring the Pledged Notes without the consent of the financial institutions.

        At settlement, the Company will be entitled to receive payment equal to any appreciation on the value of the Swap Notes and the Company will be obligated to pay to the financial institutions any depreciation on the value of the Swap Notes. In addition, the financial institutions are obligated to pay the Company interest earned by a holder of the Swap Notes (2.5% per annum of the face value). The per annum rate of interest payable by the Company for the financings is based on the three-month LIBOR plus 1.75% and resets quarterly. The interest will be compounding quarterly from the effective date. Interest payable accrues during the term of the financing and is payable at settlement (February 2015). The financings provide for early settlement upon the occurrence of certain events, including an event based on the value of the collateral and other events of default.

KPE Transaction

        On July 28, 2008, the Company entered into a purchase and sale agreement with KPE pursuant to which the Company has agreed to acquire all of the assets of KPE and assume all of the liabilities of KPE and its general partner in exchange for common units representing limited partner interests in the Company and contingent value interests representing possible additional consideration (the "KPE Transaction"). Upon completion of the KPE Transaction, KPE unitholders would receive common units in the Company representing 21% of the equity of the combined business as well as contingent value interests providing consideration of up to an additional 6% of the equity of the combined business upon completion of the KPE Transaction, depending on the trading price of the Company's common units three years after completion of the KPE Transaction. Prior to the KPE Transaction, there has been no public market for the Company's common units. The Company intends to list its common units on the New York Stock Exchange ("NYSE") under the symbol "KKR." The KPE Transaction will be consummated subsequent to the completion of a series of reorganization transactions which will result in common units of the Company being listed on the NYSE.

* * * * * *

KKR GROUP

Condensed Combined Statements of Financial Condition (Unaudited)

As of June 30, 2008 and December 31, 2007

(Dollars in Thousands)

	June 30, 2008	December 31, 2007	Pro Forma June 30, 2008
Assets
Cash and Cash Equivalents	$117,992	$272,045	$109,547
Cash and Cash Equivalents Held at Consolidated Entities	783,946	413,747	783,946
Restricted Cash and Cash Equivalents	78,819	45,918	78,819
Investments, at Fair Value	32,759,348	31,818,332	32,759,348
Due from Affiliates	48,614	43,969	21,800
Other Assets	223,422	248,785	196,503

Total Assets	$34,012,141	$32,842,796	$33,949,963

Liabilities and Partners' Capital
Debt Obligations	$1,947,547	$2,020,328	$1,947,547
Due to Affiliates	9,007	—	46,365
Accounts Payable, Accrued Expenses and Other Liabilities	953,856	555,308	953,856

Total Liabilities	2,910,410	2,575,636	2,947,768

Commitments and Contingencies
Non-Controlling Interests in Consolidated Entities	29,710,041	28,749,814	29,710,041

Partners' Capital
Partners' Capital	1,379,875	1,507,694	1,280,339
Accumulated Other Comprehensive Income	11,815	9,652	11,815

Total Partners' Capital	1,391,690	1,517,346	1,292,154

Total Liabilities and Partners' Capital	$34,012,141	$32,842,796	$33,949,963

See notes to combined financial statements.

KKR GROUP

Condensed Combined Statements of Operations (Unaudited)

For the Six Months ended June 30, 2008 and 2007

(Dollars in Thousands)

	Six Months Ended June 30,
	2008	2007
Revenues
Fee Income	$135,302	$115,380

Expenses
Employee Compensation and Benefits	91,704	50,581
Occupancy and Related Charges	15,326	9,909
General, Administrative and Other	68,953	59,506
Fund Expenses	34,540	35,821

Total Expenses	210,523	155,817

Investment (Loss) Income
Net (Losses) Gains from Investment Activities	(1,177,079)	3,147,328
Dividend Income	77,098	133,160
Interest Income	51,062	133,549
Interest Expense	(67,984)	(40,486)

Total Investment (Loss) Income	(1,116,903)	3,373,551

(Loss) Income before Non-Controlling Interests in (Loss) Income of Consolidated Entities and Income Taxes	(1,192,124)	3,333,114
Non-Controlling Interests in (Loss) Income of Consolidated Entities	(1,195,014)	2,661,912

Income Before Taxes	2,890	671,202
Income Taxes	3,987	3,806

Net (Loss) Income	$(1,097)	$667,396

See notes to combined financial statements.

KKR GROUP

Condensed Combined Statements of Changes in Partners' Capital (Unaudited)

For the Six Months Ended June 30, 2008

(Dollars in Thousands)

	Partners' Capital	Accumulated Other Comprehensive Income	Total Partners' Capital
Balance at January 1, 2008	$1,507,694	$9,652	$1,517,346

Comprehensive Income:
Net Loss	(1,097)		(1,097)
Other Comprehensive Income— Currency Translation Adjustment		2,163	2,163

Total Comprehensive Income			1,066
Capital Contributions	63,441		63,441
Capital Distributions	(190,163)		(190,163)

Balance at June 30, 2008	$1,379,875	$11,815	$1,391,690

See notes to combined financial statements.

KKR GROUP

Condensed Combined Statements of Cash Flows (Unaudited)

For the Six Months ended June 30, 2008 and 2007

(Dollars in Thousands)

	Six Months Ended June 30,
	2008	2007
Cash Flows from Operating Activities
Net (Loss) Income	$(1,097)	$667,396
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:
Non-Controlling Interests in (Loss) Income of Consolidated Entities	(1,195,014)	2,661,912
Net Realized Gains on Investments	(328,473)	(572,707)
Change in Unrealized Losses (Gains) on Investments Allocable to KKR Group	184,080	(487,410)
Change in Unrealized Losses (Gains) on Investments Allocable to Non-Controlling Interests	1,321,472	(2,087,211)
Other Non-Cash Amounts Included in Net Income	1,403	(18,915)
Cash Flows Due to Changes in Operating Assets and Liabilities
Change in Cash and Cash Equivalents Held at Consolidated Entities	(370,199)	907,622
Change in Due from Affiliates	(6,316)	54,889
Change in Other Assets	91,306	(28,906)
Change in Due to Affiliates	9,007	54,786
Change in Accounts Payable, Accrued Expenses and Other Liabilities	41,775	104,286
Investments Purchased	(2,358,963)	(5,126,073)
Cash Proceeds from Sale of Investments	1,221,512	2,597,045

Net Cash Used In Operating Activities	(1,389,507)	(1,273,286)

Cash Flows from Investing Activities
Change in Restricted Cash and Cash Equivalents	(32,901)	(127,637)
Purchase of Non-Controlling Interests in Consolidated Entities	(42,500)	—
Purchase of Furniture, Equipment and Leasehold Improvements	(9,468)	(9,028)

Net Cash Used in Investing Activities	(84,869)	(136,665)

Cash Flows from Financing Activities
Distributions to Non-Controlling Interests in Consolidated Entities	(749,864)	(1,532,505)
Contributions from Non-Controlling Interests in Consolidated Entities	2,911,390	2,114,119
Distributions to Partners	(190,163)	(310,081)
Contributions from Partners	63,441	75,683
Proceeds from Debt Obligations	75,070	1,077,870
Repayment of Debt Obligations	(769,930)	(882)
Deferred Financing Costs Incurred	(19,621)	—

Net Cash Provided By Financing Activities	1,320,323	1,424,204

(Continued on next page)

Net Change in Cash and Cash Equivalents	(154,053)	14,253
Cash and Cash Equivalents, Beginning of Period	272,045	92,991

Cash and Cash Equivalents, End of Period	$117,992	$107,244

Supplemental Disclosures of Cash Flow Information
Payments for Interest	$46,688	$5,546
Payments for Income Taxes	$4,790	$3,806
Supplemental Non-Cash Activities
Non-Cash Distributions to Non-Controlling Interest Holders in Consolidated Entities	$—	$25,617
Non-Cash Contributions from Non-Controlling Interest Holders in Consolidated Entities	$—	$(15,081)
Non-Cash Distributions to Partners	$—	$104,112
Increase in Long-Term Debt	$625,000	$350,000
Deconsolidation of Subsidiary of KKR Financial LLC:
Investments, at Fair Value	$—	$2,118,907
Debt Obligations	$—	$(1,928,276)
Non-Controlling Interests in Consolidated Entities	$—	$(303,888)
Restricted Cash	$—	$123,659
Accounts Payable, Accrued Expenses and Other Liabilities	$—	$(40,965)
Other Assets	$—	$20,257
Accumulated Other Comprehensive Income	$—	$10,306

See notes to combined financial statements.

KKR GROUP

Notes to Condensed Combined Financial Statements (Unaudited)

(All Dollars Are in Thousands Except Where Otherwise Noted)

1. ORGANIZATION AND BASIS OF PRESENTATION

        The KKR Group (the "Company") is a global alternative asset manager with principal executive offices in New York and Menlo Park, California. The Company's alternative asset management business involves sponsoring and managing investment funds that make investments worldwide in private equity and debt transactions on behalf of third-party investors and the Company's owners ("Principals"), including its founders. In connection with these activities, the Company also manages investments in public equity and is engaged in capital markets activities. With respect to certain funds that it sponsors, the Company commits to contribute a specified amount of equity as the general partner of the fund (ranging from approximately 2% to 4% of the funds' total capital commitments) to fund a portion of the acquisition price for the fund's investments.

        The accompanying combined financial statements of the Company include the results of eight of the Company's private equity funds and two of the Company's Fixed Income funds (the "KKR Funds") and the general partners and management companies of those funds. The Company operates as a single professional services firm and carries out its investment activities under the "KKR" brand name. The entities comprising the Company are under the common control of its senior Principals (the "Senior Principals"). The Senior Principals are actively involved in the Company's operations and management.

        The accompanying combined financial statements include the accounts of the management companies, specifically Kohlberg Kravis Roberts & Co. L.P., KKR Financial Advisors LLC and KKR Strategic Capital Management, L.L.C., as well as the general partners of the private equity funds (collectively the "Common Control Entities") and their respective consolidated funds: KKR 1996 Fund, KKR European Fund, KKR Millennium Fund, KKR European Fund II, KKR 2006 Fund, KKR Asian Fund, KKR European Fund III, KKR Private Equity Investors ("KPE") and certain of the KKR Strategic Capital Funds. KPE consists of an upper-tier limited partnership, which is referred to as the feeder fund, which makes all of its investments through a lower-tier limited partnership which is referred to as the master fund, of which the feeder fund is the sole limited partner. The accompanying combined financial statements include the general partner of the KKR Private Equity Investors master fund as well as the master fund. The general partner of the feeder fund and the feeder fund itself are not included in the accompanying combined financial statements. In addition, the general partner of an unconsolidated fund, KKR IFI GP L.P. ("IFI"), has been included in the accompanying combined financial statements. IFI is a partnership that offers a principal protected product for private equity investments.

        KKR Financial Holdings LLC ("KFN") is a publicly traded Fixed Income fund whose limited liability company interests are listed on the New York Stock Exchange under the symbol "KFN." KFN is managed by the Company but is not under the common control of the Senior Principals or otherwise consolidated by the Company as control is maintained by third-party investors. KFN was organized in August 2004 and completed its initial public offering on June 24, 2005. As of June 30, 2008 and December 31, 2007, KFN had consolidated assets of $14.6 billion and $19.0 billion, respectively, and shareholders' equity of $1.9 billion and $1.6 billion, respectively, at June 30, 2008 and December 31, 2007. Shares of KFN held by the Company are accounted for as trading securities (see Note 2, "Summary of Significant Accounting Policies—Management fees received from consolidated and unconsolidated funds") and represented approximately 1.1% and 0.6% of KFN's outstanding shares as of June 30, 2008 and December 31, 2007, respectively. If the Company were to exercise all of its outstanding vested and unvested options, the Company's ownership interest in KFN would be approximately 1.6% and 1.1% of KFN's outstanding shares as of June 30, 2008 and December 31, 2007, respectively.

        For management reporting purposes, the Company operates through two reportable business segments:

  •
  Private Equity—The Company's private equity segment involves sponsoring and managing a group of funds and co-investment vehicles that make primarily control-oriented investments in connection with leveraged buyouts and other similar investment opportunities. These funds are managed by Kohlberg Kravis Roberts & Co. L.P. and currently consist of a number of private equity funds that have a finite life and investment period ("Traditional Private Equity Funds") and KPE.

  •
  Fixed Income—The Company's fixed income segment involves sponsoring and managing a group of private and publicly traded investment funds that invests primarily in corporate debt ("Fixed Income Funds") and managing six structured finance vehicles which were established to complete secured financing transactions. The Fixed Income Funds are managed by subsidiaries of Kohlberg Kravis Roberts & Co. (Fixed Income) LLC, specifically KKR Financial Advisors LLC and KKR Strategic Capital Management, L.L.C., and currently consist of KFN and the KKR Strategic Capital Funds ("SCF"), which are comprised of three side-by-side private fixed income funds. Two of the three side-by-side funds in the SCF have been consolidated in the accompanying combined financial statements of the Company. The third side-by-side fund is not consolidated by the KKR Group, because this fund is owned and controlled by third-party investors and the KKR Group holds no economic or voting interests. The KKR Group receives management and incentive fees for managing the assets held by this fund. See Note 2, "Summary of Significant Accounting Policies," to the combined financial statements for the Company's accounting policy regarding Fee Income. As of June 30, 2008, all six of the structured finance vehicles are not consolidated by the KKR Group as KFN holds the majority of the economic and voting interests. Accordingly, these structured finance vehicles are consolidated by KFN. The KKR Group holds no economic or voting interests in these structured finance vehicles.

        During May 2007, one of the structured finance vehicles managed by the Company and its underlying net assets were redeemed at fair value and transferred to a special-purpose entity. KFN is the primary beneficiary of this special-purpose entity and, accordingly, consolidates its assets and liabilities. These assets and liabilities were previously consolidated by the Company and the corresponding results from operations were included in the statement of operations for the six months ended June 30, 2007 through the date of redemption and transfer of interest.

        The instruments governing the Traditional Private Equity Funds provide that the funds will continue in existence for a varying term (generally up to 18 years from the date of initial funding), unless the funds are terminated by the Principals or through an event of dissolution, as defined in the applicable governing instruments. The instruments governing KPE and the Fixed Income Funds generally provide that those funds will continue in existence indefinitely, unless the funds are terminated earlier as provided in the applicable governing instruments.

        The Company has three primary sources of income: (i) fee income (consisting primarily of management, advisory and incentive fees); (ii) amounts received from the Company's funds in the form of a carried interest or other distributions that entitle the Company to a disproportionate share of the gains generated by the funds; and (iii) investment income generated through the investment of the Company's own capital in its funds and other proprietary investments.

        The KKR Funds are consolidated by the Company pursuant to accounting principles generally accepted in the United States of America ("GAAP") as described in Note 2 "Summary of Significant Accounting Policies," notwithstanding the fact that the Company has only a minority economic interest in those funds. Specifically, the general partners of the KKR Funds consolidate their respective funds and certain of their respective entities in accordance with either Emerging Issues Task Force ("EITF") No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" or FASB Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities—an Interpretation of ARB 51 ("FIN 46R")" Consequently, the Company's combined financial statements reflect the assets, liabilities, revenues, expenses, investment income and cash flows of the consolidated KKR Funds on a gross basis, and the majority of the economic interests in those funds, which are held by third-party investors, are reflected as non-controlling interests in consolidated entities in the accompanying combined financial statements. Substantially all of the management fees and certain other amounts earned by the Company from those funds are eliminated in combination. However, because the eliminated amounts are earned from, and funded by, non-controlling interest holders, the Company's allocable share of the net income from those funds is increased by the amounts eliminated. Accordingly, the elimination in combination of such amounts has no net effect on the Company's net income or partners' capital. See Note 2, "Summary of Significant Accounting Policies."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

        Basis of Accounting—The accompanying combined financial statements are prepared in accordance with GAAP. The condensed combined financial statements and these notes are unaudited and exclude some of the disclosures required in annual financial statements. Management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the condensed combined financial statements are presented fairly and that estimates made in preparing its condensed combined financial statements are reasonable and prudent. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. These condensed combined financial statements should be read in conjunction with the annual combined financial statements of the Company.

        Principles of Consolidation—The Company's policy is to consolidate those entities in which it, through the Senior Principals, has control, as well as those entities in which it is the primary beneficiary of a variable interest entity ("VIE"). Hereinafter, all entities that are included in the accompanying combined financial statements are referred to as consolidated entities.

        The majority of the consolidated entities are under the common control of the Senior Principals and are comprised of: (i) those entities in which the Company, directly or through the Senior Principals, has majority ownership and has control over significant operating, financial and investing decisions; and (ii) the consolidated KKR Funds, which are those entities in which the Company, through the Senior Principals, holds substantive, controlling general partner or managing member interests. With respect to the consolidated KKR Funds, the Company generally has operational discretion and control, and fund investors have no substantive rights to impact ongoing governance and operating activities of the fund.

        The KKR Funds do not consolidate their majority-owned and controlled investments in portfolio companies ("Portfolio Companies"). Rather, those investments are accounted for as investments and carried at fair value as described below.

        VIE's are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents, will absorb a majority of the VIE's expected losses or receive a majority of the expected residual returns as a result of holding variable interests.

        Intercompany transactions and balances have been eliminated.

        Non-Controlling Interests in Consolidated Entities—Non-controlling interests in consolidated entities represent the ownership interests in consolidated entities, including consolidated KKR Funds, held by entities or persons other than the Principals. Non-controlling interest holders in the Company have a substantial ownership position in the Company's combined total assets (approximately 87% as of June 30, 2008).

        Allocation of income to non-controlling interests in consolidated KKR Funds is based on the respective funds' governing instruments.

        In the case of the Traditional Private Equity Funds, profits on capital invested on behalf of limited partners are allocated to the limited partners in an amount equal to 80% of the ratio of their capital contributions to the total capital contributed by all partners with respect to each investment. The general partners of the funds receive the remaining portion of the profits in the form of a carried interest. Losses on a fund's investments are first applied to the excess of any prior income over such losses. Any remaining fund losses are applied to the equity accounts of the partners in proportion to their capital contributed with respect to each individual investment, until the partners' equity accounts have been reduced to zero. Any remaining fund losses are allocated to the fund's general partner.

        In the case of KPE, one of the fund's general partners holds an economic interest in the fund that will entitle it to a disproportionate share of the gains generated by the fund's direct investments once the fund's capitalization costs (the "Creditable Amount") have been recouped as described below. This economic interest consists of:

  •
  a carried interest that generally will allocate to the general partner 20% of the gain that is realized on private equity investments that are made with fund investors' capital after any realized losses on other direct private equity investments have been recovered; and

  •
  a distribution right that generally will allocate to the general partner 20% of the annual increase in the net asset value of all other direct investments that are made with fund investors' capital above the highest net asset value at which an incentive amount was previously made.

        The general partner is not entitled to a carried interest or incentive distribution right with respect to the fund's indirect investments, which consist of investments made through other funds that the Company sponsors. However, if the fund acquires a partner interest in one of the Company's other funds from a third party, the amount of distributions that the general partner receives pursuant to its distribution right may be adjusted to reflect realized gains or losses relating to the value of the acquired partner interest. As noted above, the general partner of KPE has agreed to forego receiving a carried interest or distribution until the profits on investments with respect to which it would be entitled to receive a carried interest or distribution equal the Creditable Amount. As of June 30, 2008, the Creditable Amount had a remaining balance of $198,056.

        On May 30, 2008, the Company acquired all of the outstanding non-controlling interests in the management companies of our fixed income segment ("KFI Transaction") in order to further integrate our operations, enhance existing collaboration among all of the Company's investment professionals and to accelerate the growth of the Company's fixed income business. Immediately prior to the KFI Transaction, the Company owned 65% of the equity of such management companies. The KFI Transaction has been accounted for as an acquisition of non-controlling interests in a consolidated entity using the purchase method of accounting in accordance with Financial Accounting Standards Board ("FASB") Statement No. 141 ("SFAS 141") "Business Combinations." The total consideration of the KFI Transaction was $44,171. The Company recorded the excess of the total consideration over the carrying value of the non-controlling interests acquired (which approximates the fair value of the net assets acquired and which are already included in the combined statements of financial condition) to finite-lived identifiable intangible assets consisting of management, advisory, and incentive fee contracts. Based on the initial allocation of purchase price, the Company has recorded intangible assets of $37,886 and is expecting an estimated useful life of ten years, based on contractual provisions that enable renewal of the contracts without substantial cost and our prior history of such renewals. These initial estimates are subject to adjustment based on the results of the final third party valuation. Beginning June 1, 2008, 100% of the results of operations of the management companies of our fixed income segment are included in net income.

        Use of Estimates—The preparation of the combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues, expenses and investment income during the reporting periods. Such estimates include but are not limited to the valuation of Portfolio Companies owned by the KKR Funds, financial instruments owned and other matters that affect reported amounts of assets and liabilities. Actual results could differ from those estimates and such differences could be material to the combined financial statements.

        Fair Value Measurements—The Company adopted FASB Statement 157 "Fair Value Measurements" ("SFAS 157") as of January 1, 2008, which among other things requires enhanced disclosures about investments that are measured and reported at fair value. SFAS 157 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

        Investments measured and reported at fair value are classified and disclosed in one of the following categories:

          Level I—Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include publicly-listed equities and publicly listed derivatives. In addition, securities sold, but not yet purchased and options written by the KKR Private Equity Investors Master Fund are included in Level I. As required by SFAS 157, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably affect the quoted price.

          Level II—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, convertible debt securities indexed to publicly listed securities and certain over-the-counter derivatives.

          Level III—Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include private portfolio companies held through our private equity funds and KPE.

        In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and it considers factors specific to the investment.

Statement of Operations Measurements

        Fee Income—Fee income is comprised of: (i) transaction fees received from Portfolio Companies; (ii) monitoring fees received from Portfolio Companies; (iii) management fees received from unconsolidated funds; and (iv) incentive fees received from unconsolidated funds. Such fees are based upon the contractual terms of fund management and related agreements and are recognized in the period during which the related services are performed and the amounts have been contractually earned.

        For the six months ended June 30, 2008 and 2007, fee income consisted of the following:

	Six months ended June 30,
	2008	2007
Advisory Fees Received from Portfolio Companies	$104,449	$65,958
Management Fees Received from Unconsolidated Funds	30,853	36,801
Incentive Fees Received from Unconsolidated Funds	—	12,621

Total Fee Income	$135,302	$115,380

        Management fees received from consolidated and unconsolidated funds—For the Traditional Private Equity Funds, gross management fees generally range from 1% to 1.5% of committed capital during the fund's investment period and approximately 0.75% of invested capital after the expiration of the fund's investment period. Typically, an investment period is defined as a period of up to six years. The actual length of the period may be shorter based on the timing and use of committed capital.

        For KPE, management fees are determined quarterly based on 25% of the sum of (i) that fund's equity up to and including $3 billion multiplied by 1.25% plus (ii) that fund's equity in excess of $3 billion multiplied by 1%. For purposes of calculating the management fee, equity is an amount defined in the management agreement. Until the Creditable Amount is reached, the Company has generally agreed to reduce the amount of management fees payable by the fund in any period by any carried interest or incentive distributions that the Company or its affiliates receive during the period pursuant to a carried interest in a private equity fund in which KPE invests.

        Management fees received from consolidated KKR Funds are eliminated in consolidation. However, because these amounts are funded by, and earned from, non-controlling interest holders, the Company's allocated share of the net income from consolidated KKR Funds is increased by the amount of fees that are eliminated. Accordingly, the elimination of the fees does not have a net effect on the Company's net income or partners' capital.

        With respect to its Traditional Private Equity Funds, the Company has elected to waive the right to earn certain management fees in advance of the management service period. The cash that would have been payable is collected from the funds' investors and is initially included as a component of Cash and Cash Equivalents Held at Consolidated Entities. In lieu of making direct cash capital contributions, these cash collections are used by the fund to acquire investments and to satisfy a portion of the capital commitments to which the Company would otherwise be subject as the general partner of the fund. As a result of the election to waive the fees, the Company is no longer entitled to any portion of these fees until the fund has achieved positive investment results. Because the ability to earn the waived fees is contingent upon the achievement of positive investment returns by the fund, the recognition of income only occurs when the contingency is satisfied. If a private equity fund does not achieve positive investment results, no income will be earned on these waived management fees.

        The Company's management agreement with KFN provides, among other things, that KFN is responsible for paying to the Company certain fees and reimbursements, consisting of a base management fee, an incentive fee and reimbursement for out-of-pocket and certain other costs and expenses incurred by the Company on behalf of KFN. The Company earns an annual base management fee, computed monthly in arrears, in an amount equal to adjusted equity multiplied by 1.75%. For purposes of calculating the base management fee, adjusted equity is an amount defined in the management agreement.

        The Company's management agreement with KFN will automatically be renewed for successive one-year terms following December 31, 2008 unless the agreement is terminated in accordance with its terms. The management agreement provides that the fund may terminate the agreement only if:

  •
  the termination is approved at least 180 days prior to the expiration date by at least two-thirds of the fund's independent directors or by the holders of a majority of the outstanding shares of the fund's common stock and the termination is based upon (i) a determination that the Company's performance has been unsatisfactory and materially detrimental to the fund or (ii) a determination that the management and incentive fees payable to the Company are not fair (subject to the Company's right to prevent a termination by reaching an agreement to reduce the Company's management and incentive fees), in which case a termination fee is payable to the Company; or

  •
  the Company subsidiary that manages the fund experiences a "change of control" or the Company materially breaches the provisions of the agreement, engages in certain acts of willful misconduct or gross negligence, becomes bankrupt or insolvent or is dissolved, in which case a termination fee is not payable to the Company.

        The Company has received restricted common stock and common stock options from KFN as a component of compensation for management services to that fund. The restricted common stock and stock options vest ratably over applicable vesting periods and are initially recorded as deferred revenue at their estimated fair values at the date of grant. Subsequently, the Company re-measures the restricted common stock and stock options to the extent that they are unvested, with a corresponding adjustment to deferred revenue. Income from restricted common stock and common stock options is recognized ratably over the vesting period as a component of fee income and amounted to $3,646 and $14,470 for the six months ended June 30, 2008 and 2007, respectively.

        The Company has entered into management agreements with the side-by-side funds comprising the KKR Strategic Capital Funds pursuant to which it has agreed to provide them with management and other services. Under the management agreement and, in some cases, other documents governing the individual funds, the Company is entitled to receive:

  •
  with respect to investors who have agreed to a 25 month lock-up period, a monthly management fee that is equal to 0.1667% (or 2.0% annualized) of the net asset value of the individual fund that is allocable to those investors; and

  •
  with respect to investors who have agreed to a 60 month lock-up period, a monthly management fee that is equal to 0.1250% (or 1.5% annualized) of the net asset value of the primary fund that is allocable to those investors.

        Vested common stock that is received as a component of compensation for management services is carried as trading securities, because the Company generally intends to distribute the common stock subsequent to vesting. Vested common stock is recorded at estimated fair value with changes in fair value recognized in Net Gains (Losses) from Investment Activities.

        Vested stock options received as a component of compensation for management services meet the characteristics of derivative investments. Vested stock options are recorded at estimated fair value with changes in fair value recognized in Net Gains (Losses) from Investment Activities. Both vested and unvested common stock options are valued using a Black-Scholes pricing model as of the end of each period.

        The Company's management agreement for its principal protected product for private equity investments provides for management fees determined quarterly based on an annual rate of 1.25% of the fund's equity. For purposes of calculating the management fee, equity is an amount defined in the management agreement.

        Incentive fees received from KFN—The Company's management agreement with KFN provides that KFN is responsible for paying a quarterly incentive fee when the return on assets under management exceeds certain benchmark returns or other performance targets. This incentive fee is accrued quarterly, after all contingencies have been removed, based on performance to date versus the performance benchmark stated in the management agreement. Once earned, there are no clawbacks of incentive fees received from KFN.

        Incentive fees received from KKR Strategic Capital Funds—As part of the Company's management agreements with the side-by-side funds comprising the KKR Strategic Capital Funds, certain of which are consolidated, the Company is entitled to receive incentive fees as follows:

  •
  with respect to investors who have agreed to a 25 month lock-up period, an annual incentive fee equal to 20% of the increase in the net asset value of the individual fund that is allocable to those investors above the highest net asset value at which an incentive fee has previously been received; and

  •
  with respect to investors who have agreed to a 60 month lock-up period, an annual incentive fee equal to 15% of the increase in the net asset value of the individual fund that is allocable to those investors above the highest net asset value at which an incentive fee has previously been received.

        These incentive fees are accrued annually, after all contingencies have been removed, based on performance to date versus the performance benchmark stated in the management agreement. Since performance can fluctuate during interim periods, no incentive fees are recognized on a quarterly basis. Once earned, there are no provisions for clawbacks of incentive fees received from the side-by-side funds comprising the KKR Strategic Capital Funds. Incentive fees received from consolidated KKR Strategic Capital Funds have been eliminated. However, because these amounts are funded by, and earned from, non-controlling interest holders, the Company's allocated share of the net income from consolidated KKR Funds is increased by the amount of fees that are eliminated. Accordingly, the elimination of the fees does not have a net effect on the Company's net income or partners' capital.

        Incentive fees received from Principal Protected Product for Private Equity Investments—The Company's management agreement for its principal protected product for private equity investments provides for an annual incentive fee to be paid to the Company when the return on assets under management exceeds certain benchmark returns or other performance targets. This incentive fee is accrued annually, after all contingencies have been removed, based on performance to date versus the performance benchmark stated in the management agreement. Since performance can fluctuate during interim periods, no incentive fees are recognized on a quarterly basis. Once earned, there are no clawbacks of incentive fees received under this agreement.

        Transaction fees received from Portfolio Companies—Transaction fees are earned by the Company primarily in connection with successful acquisitions of Portfolio Companies by private equity funds and with respect to certain other negotiated investments. Transaction fees are recorded in advisory fee income upon closing of the transaction. Fees are typically paid by Portfolio Companies on or around the closing date and generally approximate 1% of the total transaction value to which the Company is entitled to its proportionate share. Transaction fees amounted to $29,811 and $32,207 for the six months ended June 30, 2008 and 2007, respectively. Transaction-related expenses associated with successful Portfolio Company investments are deferred and recorded in Other Assets until the transaction is consummated. See description under "—Reimbursement of Transaction-Related Expenses" below. Transaction-related expenses associated with investigating Portfolio Company investments that are not consummated are recorded in fund expenses when facts and circumstances indicate that the transactions are unlikely to be consummated.

        Monitoring fees received from Portfolio Companies—Monitoring fees are earned by the Company for services provided to Portfolio Companies and are recognized in advisory fee income as services are rendered. These fees are paid based on a fixed periodic schedule by the Portfolio Companies either in advance or in arrears and are separately negotiated for each Portfolio Company. Monitoring fees amounted to $74,638 and $33,751 for the six months ended June 30, 2008 and 2007, respectively.

        Transaction fees from Capital Market Activities—Transaction fees are earned by the Company for services provided by our Capital Markets business and represents income earned in connection with services related to private placement, advisory and underwriting activities, which are recognized in fee income at the time the transaction is completed and the income is reasonably determinable. Underwriting revenues are presented net of related syndication expenses.

        Reimbursement of Transaction-Related Expenses—In connection with pursuing successful Portfolio Company investments the Company receives reimbursement for certain transaction-related expenses. Transaction-related expenses, which are billable to third parties, are deferred until the transaction is consummated and are recorded in other assets on the date the expense is incurred. The costs of successfully completed transactions are borne by the KKR Funds and included as a component of the investments cost basis. Subsequent to closing, investments are recorded at fair value each reporting period as described in the section below titled Investments, at Fair Value. Upon reimbursement from a third party, the cash receipt is recorded and the deferred amounts are relieved. No fee income or expense is recorded for these reimbursements.

        Reimbursement of Monitoring Costs—In connection with the monitoring of Portfolio Companies, KFN and the KKR Strategic Capital Funds, the Company receives reimbursement for certain expenses incurred on behalf of these entities. Billable monitoring expenses are recognized as revenue in accordance with EITF 01-14, "Income Statement Characterization of Reimbursement Received for Out of Pocket Expenses Incurred." Monitoring costs are classified as fund expenses or general, administrative and other expenses and reimbursements of such costs are classified as monitoring fee income. These reimbursements amounted to $9,745 and $9,216 for the six months ended June 30, 2008 and 2007, respectively.

        Investment Income—Investment income consists primarily of unrealized and realized gains and losses on private equity investments as well as dividends and interest received primarily from the Portfolio Companies, after giving effect to interest expense incurred primarily by the Company's Fixed Income Funds and foreign exchange gains and losses relating to mark-to-market activity on foreign exchange forward contracts, foreign currency options and interest rate swaps. The amount of investment income retained in net income, after allocation to non-controlling interests in consolidated entities, represents investment income allocable to the Company resulting from earnings on its investments and its carried interest and similar distribution rights. Carried interests and similar distribution rights generally entitle the Company to a percentage of the profits generated by a fund as described below. Unrealized gains or losses result from changes in fair value of investments during the period, and are included in Net Gains (Losses) from Investment Activities. Upon disposition of an investment, previously recognized unrealized gains or losses are reversed and a realized gain or loss is recognized. Net Gains (Losses) from Investment Activities earned by the consolidated KKR Funds amounted to $(1,173,935) and $3,134,378 for the six months ended June 30, 2008 and 2007, respectively.

        Carried interests entitle the general partner of a fund to a greater allocable share of these fund's earnings from investments relative to the capital contributed by the general partner and correspondingly reduce non-controlling interests' allocable share of those earnings. Amounts earned pursuant to carried interests in Traditional Private Equity Funds are included as investment income in Net Gains (Losses) from Investment Activities and are earned by the general partner of those funds to the extent that investment returns are positive. If these investment returns decrease or turn negative in subsequent periods, recognized carried interest will be reduced and reflected as investment losses. Carried interest recognized (reversed) amounted to approximately $(67) million and $540 million for the six months ended June 30, 2008 and 2007, respectively. In the case of a Traditional Private Equity Fund, a carried interest is calculated as a percentage of the gains of the fund, subject to the achievement by the fund of positive investment returns, which, if not achieved, subjects previously distributed carried interest to a contingent repayment. A carried interest that is subject to contingent repayment may be paid to a fund's general partner as particular investments made by the fund are sold or otherwise realized. However, if upon liquidation of the fund, the aggregate amount paid to the general partner pursuant to a carried interest exceeds the amount actually due to the general partner based upon the aggregate performance of the applicable fund, the excess is required to be repaid by the general partner (a "clawback") to the fund. Carried interest subject to contingent repayment is recognized as earned based on the contractual formula set forth in the instruments governing the fund as if the fund was terminated at the reporting date with the then estimated fair values of the investments realized. Due to the extended durations of the Traditional Private Equity Funds, management believes that this approach results in income recognition that best reflects the periodic performance of the Company in the management of those funds. As of June 30, 2008, approximately $945.8 million of carried interest has been paid to certain of the general partners of the KKR Funds that is subject to contingent repayment. See Note 12, "Commitments and Contingencies."

        Dividend income is recognized by the Company on the ex-dividend date, or in the absence of a formal declaration, on the date it is received. Dividends earned by the consolidated KKR Funds amounted to $76,562 for the six months ended June 30, 2008. All dividends were earned by consolidated KKR Funds for the six months ended June 30, 2007.

        Interest income is recognized as earned. Interest income earned by the consolidated KKR Funds amounted to $45,234 and $129,683 for the six months ended June 30, 2008 and 2007, respectively.

        Profit Sharing—The Company has various profit sharing arrangements which provide for a sharing of the income earned on its investments and carried interests in the KKR Funds. Amounts payable under such arrangements are charged to compensation expense or professional fees expense when payment is probable and amounts owed are reasonably estimable.

Statement of Financial Condition Measurements

        Cash and Cash Equivalents—The Company considers all highly liquid short-term investments with original maturities of 90 days or less when purchased to be cash equivalents.

        Cash and Cash Equivalents Held at Consolidated Entities—Cash and cash equivalents held at consolidated entities represents cash that, although not legally restricted, is not available to fund general liquidity needs of the Company as the use of such funds is generally limited to the investment activities of the KKR Funds.

        Restricted Cash and Cash Equivalents—Restricted cash and cash equivalents represent amounts that are held by third parties under certain of the Company's financing and derivative transactions.

KKR GROUP

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

(All Dollars Are in Thousands Except Where Otherwise Noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Investments, at Fair Value—The Company's investments consist primarily of private equity investments, debt investments and other investments. See Note 3, "Investments," for information relating to the Company's investments.

        Private Equity Investments—Private equity investments consist of investments in Portfolio Companies of consolidated KKR Funds that are, for GAAP purposes, investment companies under the AICPA Audit and Accounting Guide—"Investment Companies." The KKR Funds reflect investments at their estimated fair values, with unrealized gains or losses resulting from changes in fair value reflected as a component of Net Gains (Losses) from Investment Activities in the combined statement of operations. Fair value is the amount at which the investments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company has retained the specialized accounting of these investments pursuant to EITF No. 85-12, "Retention of Specialized Accounting for Investments in Consolidation."

        Private equity investments that have readily observable market prices (such as those traded on a securities exchange) are stated at the last reported sales price on the statement of financial condition date.

        As of June 30, 2008, approximately 89% of the fair value of the Company's private equity investments have been valued by the Company in the absence of readily observable market prices. The determination of fair value may differ materially from the values that would have resulted if a ready market had existed. For these investments, the Company generally uses a market approach and an income (discounted cash flow) approach when determining fair value. Management considers various internal and external factors when applying these approaches, including the price at which the investment was acquired, the nature of the investment, current market conditions, recent public market and private transactions for comparable securities, and financing transactions subsequent to the acquisition of the investment. The fair value recorded for a particular investment will generally be within the range suggested by the two approaches.

        Investments denominated in currencies other than the U.S. dollar are valued based on the spot rate of the respective currency at the end of the respective reporting period with changes related to exchange rate movements reflected as a component of Net Gains (Losses) from Investment Activities.

        Corporate Securities—Corporate securities consist of fixed income securities and are carried as available-for-sale as the Company may sell them prior to maturity and does not hold them principally for the purpose of selling them in the near term. These investments are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income.

        Estimated fair values are based on quoted market prices, when available, or on estimates provided by independent pricing sources or dealers who make markets in such securities. Upon the sale of a security, the realized net gain or loss is computed on a specific identification basis. Substantially all unrealized gains and losses associated with available-for-sale securities are reflected in non-controlling interests in consolidated entities in the accompanying combined statement of financial condition.

        The Company monitors its available-for-sale securities portfolio for impairments. A loss is recognized when it is determined that a decline in the estimated fair value of a security below its amortized cost is other-than-temporary. The Company considers many factors in determining whether the impairment of a security is deemed to be other-than-temporary, including but not limited to, the length of time the security has had a decline in estimated fair value below its amortized cost, the amount of the unrealized loss, the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, and external credit ratings and changes therein.

        Fixed Income Securities—Fixed income securities of Portfolio Companies that are listed on a securities exchange are classified as trading securities and are valued at their last quoted sales price. Securities that are not listed on an exchange and traded over the counter are valued at the mean of bid and ask quotations. Investments in corporate debt, including syndicated bank loans, high-yield securities and other fixed income securities, are valued at the mean of the "bid" and "asked" prices obtained from third-party pricing services. In the event that third-party pricing service quotations are unavailable, values are obtained from dealers or market makers. Investments where third-party values are not available are valued by the Company and the Company may engage a third-party valuation firm to assist in such valuations.

        Derivatives—The Company invests in derivative financial instruments, including total rate of return swaps and credit default swaps. In a total rate of return swap, the Company receives the sum of all interest, fees and any positive economic change in fair value amounts from a reference asset with a specified notional amount and pays interest on the referenced notional amount plus any negative change in fair value amounts from such asset. Credit default swaps, when purchasing protection, involve the payment of a fixed rate premium for protection against the loss in value of an underlying debt instrument in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap, one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if a credit event occurs. Derivative contracts, including total rate of return swap contracts and credit default swap contracts, are recorded at estimated fair value with changes in fair value recorded as unrealized gains or losses in Net Gains (Losses) from Investment Activities in the accompanying combined statement of operations.

        Opportunistic Investments in Publicly Traded Securities—The Company's opportunistic investments in publicly traded securities represent equity securities, which are classified as trading securities and carried at fair market value. Changes in the fair market value of trading securities are reported within Net Gains (Losses) from Investment Activities in the accompanying combined statement of operations. These investments represent investments by KPE other than debt, investments in governmental bonds and other similar investments.

        Due from and Due to Affiliates—For purposes of classifying amounts, the Company considers its Principals, employees, non-consolidated funds and the Portfolio Companies of its funds to be affiliates. Receivables from and payables to affiliates are recorded at their current settlement amount.

        Foreign Exchange Derivatives and Hedging Activities—The Company enters into derivative financial instruments primarily to manage foreign exchange risk and interest rate risk arising from certain assets and liabilities. All derivatives are recognized as either assets or liabilities in the combined statements of financial condition and measured at fair value with changes in fair value recorded in Net Gains (Losses) from Investment Activities in the accompanying combined statement of operations. The Company does not apply "hedge accounting" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The Company's derivative financial instruments contain credit risk to the extent that its bank counterparties may be unable to meet the terms of the agreements. The Company minimizes this risk by limiting its counterparties to major financial institutions with strong credit ratings.

        Fixed Assets, Depreciation and Amortization—Fixed assets consist primarily of leasehold improvements, furniture, fixtures and equipment, and computer hardware and software. Such amounts are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful lives, which are the life of the related lease for leasehold improvements, and three to seven years for other fixed assets.

        Capital Distributions—Capital distributions to Principals are generally in proportion to their equity interests and take the form of cash distributions and, in certain cases, non-cash distributions. Non-cash distributions consist primarily of shares in Portfolio Companies which have been exited as well as vested common stock and common stock options of KFN. Payment for services rendered by the Principals historically has been accounted for as distributions from partner's capital rather than as compensation and benefits expense. As a result, the Company's net income historically has not reflected payments for services rendered by its Principals.

        Comprehensive Income—Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, excluding those resulting from contributions and distributions to owners. For the Company's purposes, comprehensive income represents Net Income, as presented in the accompanying combined statements of operations, net foreign currency translation adjustments, and unrealized gains and losses on securities available for sale.

        Foreign Currency—Foreign currency denominated assets, liabilities and operations are primarily held through the KKR Funds. Assets and liabilities relating to foreign investments are translated using the exchange rates prevailing at the end of each reporting period. Results of foreign operations are translated at the weighted average exchange rate for each reporting period. Translation adjustments are included in current income to the extent that unrealized gains and losses on the related investment are included in income, otherwise they are included as a component of accumulated other comprehensive income until realized. Foreign currency gains or losses resulting from transactions outside of the functional currency of a consolidated entity are recorded in income as incurred and were not material during the six months ended June 30, 2008 and 2007.

        Income Taxes—No federal income taxes have been provided for by the Company in the accompanying combined financial statements as each existing partner is individually responsible for paying federal income taxes on their respective share of the reported income or loss of an entity's income and expenses as reported for income tax purposes. However, certain consolidated entities of the Company are subject to either New York City unincorporated business tax on their trade and business activities conducted in New York City or other foreign, state or local income taxes. Current income tax expense is recorded as income is earned, and interest and penalties levied by relevant taxing jurisdictions, if any, are recorded as incurred as a component of Income Taxes in the Company's combined statements of operations. Deferred taxes are provided for the tax effects of differences between the financial reporting and tax bases of the Company's assets and liabilities at the enacted tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the recoverability of the deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. KKR Group files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, KKR Group is subject to examination by federal and certain state, local and foreign tax regulators. As of June 30, 2008, the predecessor entities' U.S. federal, state, city and foreign income tax returns for the tax years 2004-2007 are generally open under the normal statute of limitations (without extension) and therefore subject to examination. KKR Group does not believe that it has any uncertain tax positions for which it is reasonably possible that it will be required to record material amounts of unrecognized tax benefits pursuant to FIN 48 within the next twelve months.

        Recent Accounting Pronouncements—In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. The adoption of SFAS 157 on January 1, 2008 did not have a material impact on the Company's combined financial statements.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. SFAS 159 applies to reporting periods beginning after November 15, 2007. The adoption of SFAS 159 on January 1, 2008 did not have a material impact on the combined financial statements.

        In June 2007, the AICPA issued Statement of Position No. 07-1, "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" ("SOP 07-1"). SOP 07-1 addresses whether the accounting principles of the AICPA Audit and Accounting Guide Investment Companies may be applied to an entity by clarifying the definition of an investment company and whether those accounting principles may be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. Generally, in order for an entity to retain investment company accounting for a subsidiary or equity method investee: (i) the subsidiary or equity method investee should meet the definition of an investment company pursuant to the guidance in SOP 07-1; (ii) the entity should follow established policies that effectively distinguish the nature and type of investments made by the investment company from the nature and type of investments made by other entities within the consolidated group that are not investment companies; and (iii) the entity (through the investment company) should be investing for current income, capital appreciation, or both, rather than for strategic operating purposes. On October 17, 2007, the FASB voted to defer indefinitely the adoption date of SOP 07-1.

        In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) replaces SFAS No. 141, "Business Combinations." SFAS 141(R) expands the scope of business combinations to include all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141 applied only to business combinations in which control was obtained by transferring consideration. Key provisions of SFAS 141(R) require that: (1) the acquirer recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their fair values on the acquisition date; (2) the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)); (3) the acquirer recognize contingent consideration at fair value on the acquisition date; and (4) acquisition-related costs be recognized separately from the cost of the acquisition. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the impact of adopting SFAS 141(R) on the combined financial statements.

        In December 2007, the FASB issued SFAS 160, "Non-controlling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51 "Consolidated Financial Statements" ("ARB 51"). Key provisions of SFAS 160 include: (1) a requirement that non-controlling interests are to be treated as a separate component of equity, rather than a liability or other item outside of equity; (2) clear presentation of the amount of consolidated net income attributable to non-controlling interests on the face of the consolidated statement of income; and (3) enhanced disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling-interest holders. SFAS 160 is effective for periods beginning on or after December 15, 2008. The Company is currently assessing the impact of adopting SFAS 160 on the combined financial statements.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently assessing the impact of adopting this standard.

        In March 2008, the EITF reached a consensus on Issue No. 07-4, "Application of the Two-Class Method under FASB Statement No. 128, Earnings Per Share, to Master Limited Partnerships" ("EITF 07-4"). EITF 07-4 applies to master limited partnerships that make incentive equity distributions. EITF 07-4 is to be applied retrospectively beginning with financial statements issued in the interim periods of fiscal years beginning after December 15, 2008. The Company is currently assessing the impact that EITF 07-4 may have on the combined financial statements.

        In April 2008, the FASB issued Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). FSP No. 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, "Goodwill and Other Intangible Asset." FSP No. 142-3 affects entities with recognized intangible assets and is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The new guidance applies prospectively to (1) intangible assets that are acquired individually or with a group of other assets and (2) both intangible assets acquired in business combinations and asset acquisitions. The Company is currently assessing the impact that FSP No. 142-3 may have on the combined financial statements.

        In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Presented Fairly in Conformity with

Generally Accepted Accounting Principles." The Company is currently assessing the impact of adopting SFAS 162 on the combined financial statements.

3. INVESTMENTS

        Investments, at fair value consist of the following:

	Fair Value
	June 30, 2008	December 31, 2007
Private Equity Investments	$31,831,348	$30,743,120
Debt Investments	690,273	563,579
Other Investments	237,727	511,633

	$32,759,348	$31,818,332

        Investments, at fair value held by the consolidated KKR Funds amounted to $32,591,811 and $31,435,621 at June 30, 2008 and December 31, 2007, respectively.

        As of June 30, 2008, Investments at fair value totaling $3,950,946 were pledged as collateral against various financing arrangements. In addition, KPE holds limited partnership interests in our Traditional Private Equity Funds with a fair value of $1,666,939 as of June 30, 2008 that are pledged as collateral.

Private Equity Investments

        The following table presents information concerning private equity investments held by the consolidated KKR Funds:

	Fair Value		Fair Value as a Percentage of Total
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Private Equity Investments, at Fair Value
North America
Financial Services	$4,419,197	$3,369,354	13.9%	11.0%
Healthcare	3,074,006	3,148,949	9.7%	10.2%
Retail	2,886,448	2,886,448	9.1%	9.4%
Energy	2,830,450	2,042,250	8.9%	6.6%
Media	1,425,170	1,320,476	4.5%	4.3%
Technology	1,184,881	1,232,040	3.7%	4.0%
Chemicals	774,754	986,915	2.4%	3.2%
Consumer Products	523,474	841,578	1.6%	2.7%
Education	613,928	383,225	1.9%	1.2%
Manufacturing	209,913	418,679	0.7%	1.4%
Telecom.	68,923	50,036	0.2%	0.2%
Hotels/Leisure	29,915	27,150	0.1%	0.1%

North America Total (Cost: June 30, 2008, $17,046,053; December 31, 2007, $15,861,018)	18,041,059	16,707,100	56.7%	54.3%

Europe
Manufacturing	3,470,643	4,244,510	10.9%	13.8%
Healthcare	2,406,929	2,500,052	7.6%	8.1%
Technology	1,966,795	1,301,249	6.2%	4.2%
Media	579,824	1,583,525	1.8%	5.2%
Telecom	724,820	672,061	2.3%	2.2%
Transportation	581,604	539,269	1.8%	1.8%
Retail	706,874	472,681	2.2%	1.5%
Recycling	497,535	426,091	1.6%	1.4%

Europe Total (Cost: June 30, 2008, $10,081,821; December 31, 2007, $9,319,196)	10,935,024	11,739,438	34.4%	38.2%

Australia, Bermuda, Singapore and Other Locations
Technology	1,506,076	1,313,052	4.7%	4.3%
Media	581,442	590,654	1.8%	1.9%
Telecom	247,550	—	0.8%	0.0%
Manufacturing	234,480	113,579	0.7%	0.4%
Financial Services	196,780	198,729	0.6%	0.6%
Recycling	88,937	80,568	0.3%	0.3%

Australia, Bermuda, Singapore and Other Locations, Total (Cost: June 30, 2008, $2,252,547; December 31, 2007, $1,980,800)	2,855,265	2,296,582	8.9%	7.5%

Private Equity Investments, at Fair Value	$31,831,348	$30,743,120	100.0%	100.0%

        The classifications of the private equity investments included in the table above are based primarily on the primary business and the domiciled location of the business.

        As of June 30, 2008, investments which represented greater than 5% of the net assets of consolidated private equity funds included: (i) Energy Future Holdings valued at $2,830,450; (ii) First Data valued at $2,524,977; (iii) Alliance Boots valued at $2,406,929; and (iv) Legrand S.A. valued at $1,983,935. As of December 31, 2007, investments which represented greater than 5% of the net assets of consolidated private equity funds included: (i) Legrand S.A. valued at $2,682,863; (ii) First Data valued at $2,524,977; (iii) Alliance Boots valued at $2,500,052; and (iv) Energy Future Holdings valued at $2,042,250.

        Substantially all of the securities underlying the Company's private equity investments represent equity securities. As of June 30, 2008 and December 31, 2007, the aggregate amount of investments that were other than equity securities was less than 5% of the net assets of consolidated private equity funds.

        All Portfolio Companies included in private equity investments are deemed affiliates due to the nature of the ownership interests and the Company's ability to control, direct or substantially influence management and the operations of such Portfolio Companies.

        Net Gains (Losses) from Investment Activities in the combined statement of operations include net realized gains or (losses) from sales of investments and the net change in unrealized gains or (losses)

resulting from changes in fair value of the KKR Funds' investments (including foreign exchange gains and losses attributable to foreign-denominated investments). The following table presents the Company's realized and net change in unrealized gains or (losses) relating to its private equity investments:

	Six months ended June 30,
	2008	2007
Realized Gains	$358,111	$561,179
Net Change in Unrealized (Losses) Gains	(1,131,180)	2,621,800

	$(773,069)	$3,182,979

Debt Investments

        The following table presents the Company's debt investments held by the consolidated KKR Funds:

	June 30, 2008	December 31, 2007
Debt Investments, carried at fair value:
Strategic Capital Master Fund(a)	$373,652	$402,536
Corporate Loans	159,050	—
Fixed Income Securities of Portfolio Companies(b)	138,606	147,643
Restricted Stock(b)	18,214	8,960
Derivatives	512	2,535
Vested Options	239	1,905

Total Debt Investments (Cost: June 30, 2008 $756,723; December 31, 2007, $585,299)	$690,273	$563,579

    (a)
    Represents an investment in a master investment partnership resulting from a June 2007 reorganization of the SCF whereby each side-by-side fund contributed a significant portion of their loans, fixed income and corporate securities investments for an ownership interest in a master investment partnership that pools the contributed assets for the benefit of each side-by-side fund. The KKR Group, through the two consolidated SCF side-by-side funds, accounts for the investment in the master fund at fair value.

    (b)
    Net trading losses relating to these investments amounted to $12,318 and $4,470 for the six months ended June 30, 2008 and 2007, respectively.

        Net Gains (Losses) from Investment Activities in the combined statement of operations include net realized gains or (losses) from sales of investments and the net change in unrealized gains or (losses)

resulting from changes in fair value of the KKR Funds' debt investments. The following table presents the Company's realized and net change in unrealized gains or (losses) relating to its debt investments:

	Six months ended June 30,
	2008	2007
Realized Gains (Losses)	$(8,981)	$6,850
Net Change in Unrealized Gains (Losses)	(44,862)	(416)

	$(53,843)	$6,434

Other Investments

        The following table presents the Company's other investments at fair value:

	Fair Value
	June 30, 2008	December 31, 2007
Government and Government Agency Bonds	$101,276	$92,889
Opportunistic Investments in Publicly Traded Securities(a)	53,072	327,497
Corporate Bonds	49,256	55,066
Municipal Bonds	16,332	19,699
Other	17,791	16,482

Total (Cost: June 30, 2008, $254,657; December 31, 2007, $555,585)	$237,727	$511,633

(a)
Net trading losses amounted to $2,568 and net trading gains amounted to $54,051 for the six months ended June 30, 2008 and 2007, respectively for investments held as of June 30, 2008 and 2007.

        Net Gains (Losses) from Investment Activities in the combined statement of operations include net realized gains or (losses) from sales of investments and the net change in unrealized gains or (losses) resulting from changes in fair value of the Company's other investments. The following table presents the Company's realized and net change in unrealized gains or (losses) relating to its other investments.

	Six months ended June 30,
	2008	2007
Realized Gains (Losses)	$(29,134)	$4,678
Net Change in Unrealized Gains (Losses)	26,849	3,666

	$(2,285)	$8,344

KKR GROUP

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

(All Dollars Are in Thousands Except Where Otherwise Noted)

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

        The following table summarizes the valuation of the Company's investments by the SFAS 157 fair value hierarchy levels described in Note 2 as of June 30, 2008:

        Assets, at fair value:

	June 30, 2008
	Level I	Level II	Level III	Total
Private Equity Investments	$3,458,825	$2,469,675	$25,902,848	$31,831,348
Debt Investments	18,726	275,537	396,010	690,273
Other Investments	220,182	—	17,545	237,727

Total Investments	3,697,733	2,745,212	26,316,403	32,759,348
Foreign Currency Options	—	23,016	—	23,016

Total Assets	$3,697,733	$2,768,228	$26,316,403	$32,782,364

        Liabilities, at fair value:

Unrealized Losses on Foreign Exchange Forward Contracts	$—	$748,234	$—	$748,234
Securities Sold, Not Yet Purchased	3,945	—	—	3,945
Interest Rate Swap	—	4,552	—	4,552
Call Options	1,008	—	—	1,008

Total	$4,953	$752,786	$—	$757,739

        The following table summarizes our Level III investments by valuation methodology as of June 30, 2008:

	June 30, 2008
	Private Equity Investments	Debt Investments	Other Investments	Total Level III Holdings
Third-Party Fund Managers	—	1.5%	0.1%	1.6%
Public/Private Company Comparables and Discounted Cash Flows	98.4%	—	—	98.4%

Total	98.4%	1.5%	0.1%	100.0%

        The changes in investments measured at fair value for which the Company has used Level III inputs to determine fair value from December 31, 2007 through June 30, 2008 are as follows:

Six Months Ended June 30, 2008
Balance, December 31, 2007	$24,391,146
Transfers In (Out)	—
Purchases (Sales), Net	891,778
Realized and Unrealized Gains (Losses), Net	1,033,479

Balance, June 30, 2008	$26,316,403

Changes in Unrealized Gains (Losses) Included in Net Losses from Investment Activities Related to Investments Still Held at Reporting Date	$1,032,697

        Total realized and unrealized gains and losses recorded for Level III investments are reported in Net Gains (Losses) from Investment Activities in the Condensed Combined statements of operations.

5. OTHER ASSETS AND ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

        Other assets consist of the following:

	June 30, 2008	December 31, 2007
Furniture & Fixtures(a)	$41,365	$28,894
Intangible Asset(b)	37,570	—
Leasehold Improvements(a)	31,420	36,390
Interest Receivable	26,586	7,377
Foreign Currency Options(c)	23,016	31,384
Deferred Financing Costs	21,320	3,840
Prepaid Stock Compensation	12,578	—
Prepaid Expense	3,211	3,311
Escrow Receivable(d)	—	113,848
Other Assets	26,356	23,741

	$223,422	$248,785

(a)
Net of accumulated depreciation and amortization of $37,342 and $35,003 as of June 30, 2008 and December 31, 2007, respectively. Depreciation and amortization expense totaled $2,288 and $1,878 for the six months ended June 30, 2008 and 2007, respectively.

(b)
Net of accumulated amortization of $316 as of June 30, 2008. Amortization expense totaled $316 for the six months ended June 30, 2008.

(c)
Represents a hedging instrument used to manage foreign exchange risk. The instrument is measured at fair value with changes in fair value recorded in Net Gains (Losses) from Investment Activities in the accompanying combined statement of operations. The net change in fair value associated with this instrument was a net unrealized loss of $8,368 for the six months ended June 30, 2008. For the six months ended June 30, 2007, there were no net changes in fair value associated with this instrument.

(d)
Represents an amount held in escrow at December 31, 2007 pending the completion of an investment in a Portfolio Company that closed during the six months ended June 30, 2008.

        Accounts Payable, Accrued Expenses and Other Liabilities consist of the following:

	June 30, 2008	December 31, 2007
Unrealized Losses on Foreign Exchange Forward Contracts and Interest Rate Swap(a)	$752,786	$405,662
Accrued Benefits and Compensation	82,167	22,159
Interest Payable	54,447	37,755
Accounts Payable and Accrued Expenses	44,540	70,103
Deferred Revenue	14,474	6,541
Securities Sold Not Yet Purchased (proceeds of $4,680)(b)	3,945	—
Other Liabilities(c)	1,497	13,088

	$953,856	$555,308

(a)
Represents derivative financial instruments used to manage foreign exchange and interest rate risk arising from certain assets and liabilities. Such instruments are measured at fair value with changes in fair value recorded in Net Gains (Losses) from Investment Activities in the accompanying combined statement of operations. The net change in fair value associated with these instruments was a net unrealized loss of $347,124 and $50,429 for the six months ended June 30, 2008 and 2007, respectively. See Note 2, "Summary of Significant Accounting Policies."

(b)
Represents securities sold short, which are obligations of the Company to deliver a specified security at a contracted price at a future point in time. Such securities are measured at fair value with changes in fair value recorded in Net Gains (Losses) from Investment Activities in the accompanying combined statement of operations. Net changes in fair value recorded in Net Gains (Losses) from Investment Activities in the accompanying combined statement of operations were gains of $3,086 ($2,351 of realized gains and $735 of unrealized gains) for the six months ended June 30, 2008. There were no such securities during the six months ended June 30, 2007.

(c)
As of June 30, 2008, included in Other Liabilities were premiums received with respect to call options written of $1,135. The call options were recorded net of an unrealized gain of $127 for a fair value of $1,008. Total changes in fair value recorded in Net Gains (Losses) from Investment Activities in the accompanying combined statement of operations were gains of $1,584 ($3,482 of realized gains and $1,898 of unrealized losses) for the six months ended June 30, 2008. There were no call options outstanding during the six months ended June 30, 2007.

6. DEBT OBLIGATIONS

        Debt obligations consist of the following:

	June 30, 2008	December 31, 2007
Other Financing Arrangements	$1,324,483	$684,483
Revolving Credit Agreements	598,064	1,002,240
Short-term Loans	25,000	333,605

	$1,947,547	$2,020,328

        The Company's Fixed Income Funds may leverage their portfolios of securities and loans through the use of short-term borrowings in the form of warehouse facilities and repurchase agreements. These borrowings used by the Company generally bear interest at floating rates based on a spread above the London Interbank Offered Rate ("LIBOR").

        On February 26, 2008, Kohlberg Kravis Roberts & Co. L.P entered into a credit agreement with a major financial institution (the "Management Company Credit Agreement"). The Management Company Credit Agreement provides for revolving borrowings of up to $1 billion, with a $50 million sublimit for swingline notes and a $25 million sublimit for letters of credit. The facility has a term of five year that expires on February 26, 2013. There were no amounts outstanding under the Management Company Credit Agreement as of June 30, 2008.

        During February 2008, Kohlberg Kravis Roberts & Co. L.P. renewed its $25 million line of credit (the "Management Company Credit Line") with a major financial institution. The Management Company Credit Line expires in 2009. The Management Company Credit Line is available for general corporate purposes. As of June 30, 2008, $25 million was outstanding under the Management Company Credit Line, and the interest rate on such borrowings was approximately 5% for the six months ended June 30, 2008.

        From time to time, the Company may borrow amounts to satisfy general short-term needs of the business by opening short-term lines of credit with established financial institutions. These amounts may be incremental to, or in lieu of, borrowings made under the Management Company Credit Line, and are generally repaid within 30 days, at which time such short-term lines of credit would close.

        On February 27, 2008, KKR Capital Markets entered into a revolving credit agreement with a major financial institution (the "KCM Credit Agreement"). The KCM Credit Agreement provides for revolving borrowings of up to $700 million with a $500 million sublimit for letters of credit. The KCM Credit Agreement has a maturity date of February 27, 2013. There were no amounts outstanding under the KCM Credit Agreement as of June 30, 2008.

        In June 2007, the KPE entered into a revolving credit agreement (the "KPE Credit Agreement") with a syndicate of financial institutions. The KPE Credit Agreement provides for up to $1.0 billion of senior secured credit, subject to availability under a borrowing base determined by the value of certain investments the Company pledged as collateral security for its obligations under the KPE Credit Agreement.

        Pursuant to the terms of the KPE Credit Agreement, the Company has an option to seek an increase of the commitments available under the KPE Credit Agreement up to a maximum amount of $2.0 billion, subject to the satisfaction of certain customary conditions, including the consent of the lenders thereto. As of June 30, 2008, the interest rates on borrowings under the KPE Credit Agreement ranged from 4.07% to 6.88%. As of June 30, 2008, the Company had $598.1 million of borrowings outstanding, which included $595.4 million of borrowings and $2.7 million of foreign currency adjustments. Foreign currency adjustments related to the debt during the period are recorded in Net Gains (Losses) from Investment Activities in the accompanying combined statements of operations. The net change in fair value associated with these borrowings for the six months ended June 30, 2008 totaled $2,940 ($2,644 of realized gains and $296 of unrealized gains).

        During the six months ended June 30, 2008, an interest rate swap transaction related to the US dollar denominated borrowings outstanding under the KPE Credit Agreement with a notional amount of $350.0 million became effective. In this transaction, KPE receives a floating rate based on the one-month LIBOR interest rate and pays a fixed rate of 3.993% on the notional amount of $350.0 million. The interest rate swap matures February 25, 2010. During the six months ended June 30, 2008, KPE recorded interest expense of $1.5 million related to the interest rate swap contract.

        As of June 30, 2008, the Company had entered into various financing arrangements with major financial institutions with respect to certain of our private equity investments with a cost of $1,324.5 million. Of the $1,324.5 million of financing arrangements, $1,146.4 million was structured through the use of total return swaps which effectively convert third party capital contributions into borrowings of the Company. The per annum rates of interest payable by us for the financings range from the three-month LIBOR plus 0.90% to three-month LIBOR plus 1.75% (rates ranging from 3.60% to 4.45% at June 30, 2008). The remaining $178.1 million of financing was structured through the use of a syndicated term and a revolving credit facility (the "Term Facility"). The per annum rate of interest for each borrowing under the Term Facility is equal to the Bloomberg United States Dollar Interest Rate Swap Ask Rate plus 1.75% at the time of each borrowing under the term facility (rates range from 4.9% to 7.2% at June 30, 2008) for the first five years of the loan. Commencing on the fifth anniversary of the Term Facility, the per annum rate of interest will equal the one year LIBOR rate plus 1.75%.

        The Company believes the carrying value of its debt approximates fair value as of June 30, 2008.

7. INCOME TAXES

        The Company has provided for New York City unincorporated business tax for certain entities based on a statutory rate of 4%. Certain consolidated entities of the Company are subject to income tax of the foreign countries in which they conduct business. The Company's effective income tax rate for those entities subject to income tax was approximately 4.57% and 9.58% for the six months ended June 30, 2008 and 2007, respectively.

	June 30,
	2008	2007
Current
Foreign Income Tax	$2,219	$2,931
State and Local Income Tax	(132)	640

Subtotal	2,087	3,571

Deferred
Foreign Income Tax	177	235
State and Local Income Tax	1,723	—

Subtotal	1,900	235

Total Income Taxes	$3,987	$3,806

        Income taxes are provided at the applicable statutory rates. The Company's deferred tax assets and liabilities did not change materially from December 31, 2007.

        As of and for the six months ended June 30, 2008 and 2007, no interest or penalties relating to the underpayment of income taxes have been recognized in the combined financial statements.

8. RELATED PARTY TRANSACTIONS

        As of June 30, 2008 and December 31, 2007, Due from Affiliates was comprised of the following:

	June 30, 2008	December 31, 2007
Due from Portfolio Companies	$22,362	$15,684
Due from Related Entities	19,135	12,234
Due from Unconsolidated Funds	7,117	16,051

	$48,614	$43,969

        As of June 30, 2008 and December 31, 2007, Due to Affiliates was comprised of the following:

	June 30, 2008	December 31, 2007
Due to Unconsolidated Funds	$7,336	$—
Due to Principals(a)	1,671	—

	$9,007	$—

(a)
Represents a cash payment to be made in connection with the KFI Transaction that was determinable as of June 30, 2008.

Discretionary Investments

        Certain of the Company's investment professionals, including its Principals and other qualifying employees, are permitted to invest and have invested their own capital in side-by-side investments with its Traditional Private Equity Funds. Side-by-side investments are investments in Portfolio Companies that are made on the same terms and conditions as those acquired by the applicable fund, except that the side-by-side investments are not subject to management fees or a carried interest. The cash invested by these individuals aggregated $19.0 million and $21.2 million for the six months ended June 30, 2008 and 2007, respectively. These investments are not included in the accompanying combined financial statements.

Aircraft and Other Services

        Certain of the Senior Principals own aircraft that the Company uses for business purposes in the ordinary course of its operations. These Senior Principals paid for the purchase of these aircraft with their personal funds and bear all operating, personnel and maintenance costs associated with their operation. The hourly rates that the Company pays for the use of these aircraft are based on current market rates for chartering private aircraft of the same type. The Company paid $4,173 and $2,455 for the use of these aircraft during the six months ended June 30, 2008 and 2007, respectively.

Facilities

        Certain of the Senior Principals are partners in a real-estate based partnership that maintains an ownership interest in the Company's Menlo Park location. Payments made to this partnership aggregated $966 and $1,013 for the six months ended June 30, 2008 and 2007, respectively.

9. SEGMENT REPORTING

        The Company operates through two reportable business segments. These segments, which are differentiated primarily by their investment focuses and strategies, consist of the following:

  •
  Private Equity—The Company's private equity segment involves sponsoring and managing a group of funds and co-investment vehicles that make primarily control-oriented investments in connection with leveraged buyouts and other similarly-yielding investment opportunities. These funds are managed by Kohlberg Kravis Roberts & Co. L.P. and currently consist of Traditional Private Equity Funds and KPE.

  •
  Fixed Income—The Company's fixed income segment involves sponsoring and managing a group of private and publicly traded Fixed Income Funds. These funds are managed by subsidiaries of Kohlberg Kravis Roberts & Co. (Fixed Income) LLC, specifically KKR Financial Advisors LLC and KKR Strategic Capital Management, L.L.C., and currently consist of KFN and the SCF, which is comprised of three side-by-side private Fixed Income funds. Two of the three side-by-side funds in the SCF have been consolidated in the accompanying combined financial statements of the Company.

        Economic Net Income ("ENI") and Fee Related Earnings ("FRE") are key performance measures used by management. ENI is a measure of profitability for the Company's reportable segments and represents income before taxes. FRE represents income before taxes adjusted to: (i) exclude the expenses of consolidated funds; (ii) include management fees earned from consolidated funds that were eliminated in consolidation; (iii) exclude investment income; and (iv) exclude non-controlling interests in income of consolidated entities. These measures are used by management for the Company's segments in making resource deployment and other operational decisions.

        Management makes operating decisions and assesses the performance of each of the Company's business segments based on financial and operating metrics and data that is presented excluding the impact of any of the KKR Funds that are consolidated into the combined financial statements. Consequently, all segment data excludes the assets, liabilities and operating results related to the KKR Funds.

        The following table presents the financial data for the Company's reportable segments as of and for the six months ended June 30, 2008:

	Six months ended June 30, 2008
	Private Equity	Fixed Income	Total Reportable Segments
Fee Income
Management Fees	$178,685	$33,250	$211,935
Advisory Fees	78,013	7,608	85,621
Incentive Fees	—	—	—

Total Fee Income	256,698	40,858	297,556

Expenses
Employee Compensation and Benefits	82,519	9,185	91,704
Other Operating Expenses	101,366	10,339	111,705

Total Expenses	183,885	19,524	203,409

Fee Related Earnings	72,813	21,334	94,147
Investment Income (Loss)	(84,708)	(61)	(84,769)

Income before Non-Controlling Interests in Income of Consolidated Entities and Income Taxes	(11,895)	21,273	9,378
Non-Controlling Interests in Income of Consolidated Entities	(67)	(6,421)	(6,488)

Economic Net Income (Loss)	$(11,962)	$14,852	$2,890

Total Assets	$1,486,226	$79,286	$1,565,512

        The following table reconciles the Company's total reportable segments to the combined financial statements as of and for the six months ended June 30, 2008:

	Six months ended June 30, 2008
	Total Reportable Segments	Combination Adjustments	Combined
Fee Income(a)	$297,556	$(162,254)	$135,302
Expenses(b)	$203,409	$7,114	$210,523
Investment Income (Loss)(c)	$(84,769)	$(1,032,134)	$(1,116,903)
Income before Non-Controlling Interests in Income of Consolidated Entities and Income Taxes	$9,378	$(1,201,502)	$(1,192,124)
Non-Controlling Interests in Income of Consolidated Entities	$(6,488)	$1,201,502	$1,195,014
Economic Net Income	$2,890	$—	$2,890
Total Assets(d)	$1,565,512	$32,446,629	$34,012,141

(a)
The Fee Income adjustment represents the elimination of intercompany transactions upon consolidation of the KKR Funds and other adjustments necessary to reconcile from segment reporting measures to consolidated financial results. In periods where the amount of fee income attributable to our consolidated funds exceeds the amount of management fees earned from our consolidated funds, a positive adjustment will be required to eliminate this intercompany transaction and reconcile to our combined fee income.

(b)
The Expenses adjustment primarily represents the inclusion of certain operating expenses upon consolidation of the KKR Funds.

(c)
The Investment Income adjustment primarily represents the inclusion of investment income allocable to non-controlling interests in consolidated entities upon consolidation of the KKR Funds.

(d)
The Total Assets adjustment primarily represents the inclusion of private equity and credit investments that are allocable to non-controlling interests in consolidated entities upon consolidation of the KKR Funds.

        The following table presents the financial data for the Company's reportable segments as of and for the six months ended June 30, 2007:

	Six months ended June 30, 2007
	Private Equity	Fixed Income	Total Reportable Segments
Fee Income
Management Fees	$105,598	$38,941	$144,539
Advisory Fees	39,584	5,282	44,866
Incentive Fees	—	12,620	12,620

Total Fee Income	145,182	56,843	202,025

Expenses
Employee Compensation and Benefits	39,740	10,621	50,361
Other Operating Expenses	92,933	7,803	100,736

Total Expenses	132,673	18,424	151,097

Fee Related Earnings	12,509	38,419	50,928
Investment Income	633,338	2,614	635,952

Income before Non-Controlling Interests in Income of Consolidated Entities and Income Taxes	645,847	41,033	686,880
Non-Controlling Interests in Income of Consolidated Entities	—	(15,678)	(15,678)

Economic Net Income	$645,847	$25,355	$671,202

Total Assets	$2,154,753	$20,292	$2,175,045

        The following table reconciles the Company's total reportable segments to the combined financial statements as of and for the six months ended June 30, 2007:

	Six months ended June 30, 2007
	Total Reportable Segments	Combination Adjustments	Combined
Fee Income(a)	$202,025	$(86,645)	$115,380
Expenses(b)	$151,097	$4,720	$155,817
Investment Income(c)	$635,952	$2,737,599	$3,373,551
Income before Non-Controlling Interests in Income of Consolidated Entities and Income Taxes	$686,880	$2,646,234	$3,333,114
Non-Controlling Interests in Income of Consolidated Entities	$(15,678)	$(2,646,234)	$(2,661,912)
Economic Net Income	$671,202	$—	$671,202
Total Assets(d)	$2,175,045	$24,022,677	$26,197,722

(a)
The Fee Income adjustment represents the elimination of intercompany transactions upon consolidation of the KKR Funds and other adjustments necessary to reconcile from segment reporting measures to consolidated financial results. In periods where the amount of fee income attributable to our consolidated funds exceeds the amount of management fees earned from our consolidated funds, a positive adjustment will be required to eliminate this intercompany transaction and reconcile to our combined fee income.

(b)
The Expenses adjustment primarily represents the inclusion of certain operating expenses upon consolidation of the KKR Funds.

(c)
The Investment Income adjustment primarily represents the inclusion of investment income allocable to non-controlling interests in consolidated entities upon consolidation of the KKR Funds.

(d)
The Total Assets adjustment primarily represents the inclusion of private equity and credit investments that are allocable to non-controlling interests in consolidated entities upon consolidation of the KKR Funds.

10. CREDIT AND MARKET RISK

        In the normal course of business, the Company primarily encounters two significant types of economic risk: credit and market. Credit risk is the risk of default on the Company's investments in debt securities, loans, leases and derivatives that results from a borrower's, lessee's or derivative counterparty's inability or unwillingness to make required or expected payments. Market risk reflects changes in the value of investments in loans, securities, portfolio companies or derivatives, as applicable, due to changes in interest rates, credit spreads or other market factors, including the value of the collateral underlying loans and the valuation of equity and debt securities. Management believes that the carrying values of its investments are reasonable taking into consideration these risks along with estimated collateral values, payment histories, and other borrower information.

        The Company makes investments outside of the United States. The Company's non-U.S. investments are subject to the same risks associated with its U.S. investments as well as additional risks, such as fluctuations in foreign currency exchange rates, unexpected changes in regulatory requirements, heightened risk of political and economic instability, difficulties in managing non-U.S. investments, potentially adverse tax consequences and the burden of complying with a wide variety of foreign laws.

        The Company is exposed to economic risk concentrations insofar as it is dependent on the ability of the KKR Funds to compensate it for the services which the Company provides to these funds. Further, the carried interest and incentive income component of this compensation is based on the ability of the KKR Funds to generate adequate returns on their investments. In addition, substantially all of the Company's net assets, after deducting the portion attributable to non-controlling interests, are comprised of capital investments in these funds.

        Furthermore, the Company is exposed to economic risk concentrations related to certain large investments as well as concentrations of investments in certain industries and geographic locations, as disclosed in Note 3.

11. COMMITMENTS AND CONTINGENCIES

Investment Commitments

        As of June 30, 2008 certain of the KKR Funds had committed approximately €80 million ($126 million) and $335 million to two separate private equity investments. These investments are not expected to exceed 5% of the net assets of consolidated private equity investments.

        The general partners of the Traditional Private Equity Funds had unfunded general partner capital commitments to such funds of approximately $484.9 million as of June 30, 2008.

Contingent Repayment Guarantee

        Certain Company personnel who have received carried interest distributions with respect to Traditional Private Equity Funds have personally guaranteed, on a several basis and subject to a cap, the contingent obligations of the general partners of the Traditional Private Equity Funds to repay amounts to fund limited partners pursuant to the general partners' equity clawback obligations, if any. As of June 30, 2008, approximately $945.8 million of carried interest has been paid to certain of the general partners of the KKR Funds that is subject to contingent repayment.

Indemnifications

        In the normal course of business, the Company and its subsidiaries enter into contracts that contain a variety of representations and warranties and provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company's that have not yet occurred. However, based on experience, the Company expects the risk of material loss to be remote.

Litigation

        From time to time, the Company is involved in various legal proceedings, lawsuits and claims incidental to the conduct of the Company's business. The Company believes that the ultimate liability arising from such proceedings, lawsuits and claims, if any, will not have a material effect on the Company's business, results of operations, cash flows or financial condition.

        In August 2008, KFN, its directors and certain of its executive officers, including certain of the Company's investment professionals, were named as defendants in a purported class action complaint by KFN shareholders under federal securities laws in the United States District Court for the Southern District of New York (the "SDNY Action"). The suit alleges that the registration statement utilized by KFN to effectuate its restructuring plan in May 2007 was false and misleading in that it misrepresented and/or omitted material facts, including carrying value and allowance for loan losses, relating to the portfolio of mortgage loans held at such time by its REIT subsidiary, KKR Financial Corp.

        Also in August 2008, a shareholder derivative action was filed in California Superior Court purportedly on behalf of KFN against its directors and executive officers, including certain of the Company's investment professionals, as well as against KFN as nominal defendant. The suit alleges breaches of fiduciary duty, waste of corporate assets and unjust enrichment by such individuals in connection with the conduct at issue in the SDNY Action. The parties have submitted a stipulation requesting that all proceedings in this action be stayed until the SDNY Action is dismissed on the pleadings or KFN files an answer to the SDNY Action.

        In December 2007, the Company, along with 15 other private equity firms and investment banks, were named as defendants in a purported class action complaint by shareholders in certain public companies recently acquired by private equity firms. In July 2008, the Company, along with 15 other private equity firms and investment banks, were named as defendants in a purported amended class action complaint. The suits allege that the defendant firms engaged in certain cooperative behavior during the bidding process in certain going-private transactions in violation of antitrust laws and that this purported behavior suppressed the price paid by the private equity firms for the plaintiffs' shares in the acquired companies below that which would otherwise have been paid in the absence of such behavior.

        In 2005, the Company and certain of the Company's investment professionals were named as defendants in now-consolidated shareholder derivative actions relating to one of our portfolio companies. These actions claim that the board of directors of the portfolio company breached its fiduciary duty of loyalty in connection with the redemption of certain shares of preferred stock in 2004 and 2005. The plaintiffs further allege that the Company benefited from these redemptions of preferred stock at the expense of the portfolio company and that the Company usurped a corporate opportunity of the portfolio company in 2002 by purchasing shares of its preferred stock at a discount on the open market while causing the portfolio company to refrain from doing the same. In February 2008, the special litigation committee formed by the board of directors of the portfolio company, following a review of plaintiffs' claims, filed a motion to dismiss the actions.

        In August 1999, the Company was named as a defendant in an action alleging breach of fiduciary duty and conspiracy in connection with the acquisition of one of the Company's portfolio companies in 1995. In April 2000, the complaint in this action was amended to further allege that the Company and others violated state law by fraudulently misrepresenting the financial condition of this portfolio company.

        The Company believes that each of these actions are without merit and intend to defend them vigorously.

        In addition, in September 2006, the Company received a request for certain documents and other information from the Antitrust Division of the U.S. Department of Justice ("DOJ") in connection with the DOJ's investigation of private equity firms to determine whether they have engaged in conduct prohibited by United States antitrust laws. The Company is fully cooperating with the DOJ's investigation.

        As of June 30, 2008 and December 31, 2007, no amounts were accrued relating to threatened or pending litigation as the Company believes that losses are neither probable nor reasonable estimable.

Operating Leases

        The Company leases office space under non-cancelable lease agreements in New York, Menlo Park, Houston, London, Paris, Beijing, Hong Kong, Tokyo, Sydney and San Francisco. There are no rent holidays, contingent rent, rent concessions or leasehold improvement incentives associated with any of our property leases. The related lease commitments have not changed materially since December 31, 2007.

12. PRO FORMA COMBINED STATEMENT OF FINANCIAL CONDITION

        The Company is contemplating an exchange of common units representing limited partner interests of KKR & Co. L.P. In connection with the exchange, the Company also plans to consummate a reorganization into a holding partnership structure. As a result of the reorganization, the Company intends to distribute to certain existing principals substantially all of the cash-on-hand, certain receivables of our management companies and capital markets companies and certain personal property (consisting of non-operating assets) of the management company for our private equity funds. The unaudited pro forma combined statement of financial condition as of June 30, 2008 gives pro forma effect to this distribution in the amount of $99,536, as if the reorganization had been effected as of June 30, 2008.

        The unaudited pro forma combined statement of financial condition is presented for illustrative purposes only and does not purport to represent the Company's combined financial condition had the reorganization been effected on June 30, 2008 or to project the Company's combined financial condition for any future date.

13. SUBSEQUENT EVENTS

KPE Transaction

        On July 28, 2008, the Company entered into a purchase and sale agreement with KPE pursuant to which the Company has agreed to acquire all of the assets of KPE and assume all of the liabilities of KPE and its general partner in exchange for common units representing limited partner interests in the Company and contingent value interests representing possible additional consideration (the "KPE Transaction") Upon completion of the KPE Transaction, KPE unitholders would receive common units in the Company representing 21% of the equity of the combined business as well as contingent value interests providing consideration of up to an additional 6% of the equity of the combined business upon completion of the KPE Transaction, depending on the trading price of our common units three years after completion of the KPE Transaction. Prior to the KPE Transaction, there has been no public market for the Company's common units. The Company intends to list the Company's common units on the New York Stock Exchange under the symbol "KKR." The KPE Transaction will be consummated subsequent to the completion of a series of reorganization transactions which will result in common units of the Company being listed on the NYSE.

Investments

        Subsequent to June 30, 2008, the KKR Funds committed approximately $97 million to four private equity investments. One of these investments, in an amount of $9 million, has since closed and none of these investments are expected to exceed 5% of the net assets of consolidated private equity investments.

        Subsequent to June 30, 2008, there has been a decline in the global economy and financial markets. As of June 30, 2008, private equity investments represented approximately $31.8 billion or approximately 97.1% of the Company's total investments. The Company has not yet completed its September 30, 2008 valuation process; however, it is currently estimated that the aggregate value of these private equity investments as of that date will reflect a decline from June 30, 2008. This decline in value will be reflected as an unrealized loss within Net (Losses) Gains from Investment Activities during the quarter ended September 30, 2008. The corresponding impact on Non-controlling Interests in (Loss) Income of Consolidated Entities and Net (Loss) Income for the quarter ended September 30, 2008 is not yet determinable.

Report of Independent Registered Public Accounting Firm

To the Partners of KKR Private Equity Investors, L.P.:

        We have audited the accompanying statements of assets and liabilities of KKR Private Equity Investors, L.P. ("KPE") as of December 31, 2007 and 2006, and the related statements of operations, changes in net assets and cash flows for the year ended December 31, 2007 and for the period from April 18, 2006 (Date of Formation) to December 31, 2006. These financial statements are the responsibility of KPE's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. KPE is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of KPE's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of KKR Private Equity Investors, L.P. as of December 31, 2007 and 2006, and the results of its operations, changes in net assets and its cash flows for the year ended December 31, 2007 and for the period from April 18, 2006 (Date of Formation) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the financial statements, the financial statements include investments valued at $4,984,533,000 (100% of total assets) and $5,035,945,000 (100% of total assets) as of December 31, 2007 and 2006, respectively, whose fair values have been estimated by the KPE's management in the absence of readily determinable fair values. Management's estimates are based on information provided by the fund managers or the general partners.

/s/ Deloitte & Touche LLP
New York, New York
February 27, 2008
(October 13, 2008 as to Notes 14 and 15)

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF ASSETS AND LIABILITIES

(Amounts in thousands, except unit and per unit amounts)

	December 31, 2007	December 31, 2006
ASSETS:
Investments in limited partner interests of KKR PEI Investments, L.P., at fair value (cost of $4,826,568)	$4,984,533	$5,035,945
Cash and cash equivalents	452	1,116
Prepaid expenses	141	111

Total assets	4,985,126	5,037,172

LIABILITIES:
Accrued liabilities	1,823	1,209
Due to affiliate	930	364

Total liabilities	2,753	1,573

COMMITMENTS AND CONTINGENCIES	—	—

NET ASSETS	$4,982,373	$5,035,599

NET ASSETS CONSIST OF:
Partners' capital contributions (204,550,001 common units outstanding), net	$4,830,110	$4,830,110
Distributable earnings	152,263	205,489

	$4,982,373	$5,035,599

Net asset value per common unit	$24.36	$24.62

Market price per common unit	$18.16	$22.85

See accompanying notes to the financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF OPERATIONS

(Amounts in thousands)

	Year Ended December 31, 2007	April 18, 2006 (Date of Formation) to December 31, 2006
NET INVESTMENT INCOME ALLOCATED FROM KKR PEI INVESTMENTS, L.P.:
Investment income	$126,540	$143,220
Expenses	100,707	12,853

	25,833	130,367
INVESTMENT INCOME—Interest income	70	212
EXPENSES—General and administrative expenses	6,874	4,100

NET INVESTMENT INCOME	19,029	126,479

REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND FOREIGN CURRENCY ALLOCATED FROM KKR PEI INVESTMENTS, L.P:
Net realized gain	113,196	34,547
Net change in unrealized appreciation (depreciation)	(136,359)	83,327

Net gain (loss) on investments and foreign currency transactions	(23,163)	117,874

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(4,134)	$244,353

See accompanying notes to the financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF CHANGES IN NET ASSETS

(Amounts in thousands)

NET ASSETS—APRIL 18, 2006 (DATE OF FORMATION)	$—
NET INCREASE IN NET ASSETS FROM OPERATIONS FOR THE PERIOD FROM APRIL 18, 2006 TO DECEMBER 31, 2006:
Net investment income	126,479
Net gain on investments and foreign currency transactions	117,874

Net increase in net assets resulting from operations	244,353

Distribution to unitholders	(38,864)

NET INCREASE FROM CAPITAL TRANSACTIONS:
Partners' capital contributions (sold 204,550,001 common units)	5,113,750
Offering costs	(283,640)

Net increase from capital transactions	4,830,110

NET ASSETS—DECEMBER 31, 2006	5,035,599

NET DECREASE IN NET ASSETS FROM OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2007:
Net investment income	19,029
Net loss on investments and foreign currency transactions	(23,163)

Net decrease in net assets resulting from operations	(4,134)

Distribution to unitholders	(49,092)

NET ASSETS—DECEMBER 31, 2007	$4,982,373

See accompanying notes to the financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31, 2007	April 18, 2006 (Date of Formation) to December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in net assets resulting from operations	$(4,134)	$244,353
Adjustments to reconcile net increase in net assets resulting from operations to cash and cash equivalents provided by (used in) operating activities:
Net investment income allocated from KKR PEI Investments, L.P.	(25,833)	(130,367)
Net loss (gain) on investments and foreign currency transactions allocated from KKR PEI Investments, L.P.	23,163	(117,874)
Share-based compensation expense	25	—
Changes in operating assets and liabilities:
Purchase of limited partner interests	—	(4,826,568)
Distribution received from KKR PEI Investments, L.P.	54,082	38,864
Increase in prepaid expenses	(30)	(111)
Increase in accrued liabilities	589	1,209
Increase in due to affiliate	566	364

Net cash flows provided by (used in) operating activities	48,428	(4,790,130)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distribution to unitholders	(49,092)	(38,864)
Partners' capital contributions	—	5,113,750
Offering costs	—	(283,640)

Net cash flows provided by (used in) financing activities	(49,092)	4,791,246

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(664)	1,116
CASH AND CASH EQUIVALENTS—Beginning of period	1,116	—

CASH AND CASH EQUIVALENTS—End of period	$452	$1,116

See accompanying notes to the financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

NOTES TO THE FINANCIAL STATEMENTS

1. BUSINESS

        KKR Private Equity Investors, L.P. ("KPE") is a Guernsey limited partnership that is comprised of (i) KKR Guernsey GP Limited (the "Managing Partner"), which holds 100% of the general partner interests in KPE, and (ii) the holders of limited partner interests in KPE. KPE's limited partner interests consist of one common unit that is held by the Managing Partner, as a limited partner, and 204,550,000 common units that are held by other limited partners. The common units are non-voting and are traded under the symbol "KPE" on Euronext Amsterdam by NYSE Euronext ("Euronext Amsterdam"), the regulated market of Euronext Amsterdam N.V.

        The Managing Partner is a Guernsey limited company that is owned by individuals who are affiliated with Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The Managing Partner is responsible for managing the business and affairs of KPE. KPE seeks to create long-term value by participating in private equity and opportunistic investments identified by KKR. KPE makes all of these investments through KKR PEI Investments, L.P. (the "Investment Partnership"), of which it is the sole limited partner.

        The Investment Partnership invests in private equity investments, opportunistic investments and temporary investments.

  •
  "Private equity investments" consist of investments in limited partner interests in KKR's private equity funds, co-investments in certain portfolio companies of those funds and investments significantly negotiated by KKR involving the issuance of equity or equity-linked securities, which we refer to as negotiated equity investments.

  •
  "Opportunistic investments" are any investments identified by KKR in the course of its business other than private equity investments, including public equities and fixed income investments.

  •
  "Temporary investments" are investments made in connection with cash management activities.

        The Investment Partnership is a Guernsey limited partnership that is comprised of (i) KKR PEI Associates, L.P. (the "Associate Investor"), which holds 100% of the general partner interests in the Investment Partnership, which represented a 0.2% interest as of December 31, 2007 and December 31, 2006, and (ii) KPE, which holds 100% of the limited partner interests in the Investment Partnership, which represented a 99.8% interest as of December 31, 2007 and December 31, 2006. As the Investment Partnership's sole general partner, the Associate Investor is responsible for managing the business and affairs of the Investment Partnership. Because the Associate Investor is itself a Guernsey limited partnership, its general partner, KKR PEI GP Limited (the "Managing Investor"), a Guernsey limited company that is owned by individuals who are affiliated with KKR, is effectively responsible for managing the Investment Partnership's business and affairs.

        The Investment Partnership's limited partnership agreement provides that its investments must comply with the investment policies and procedures that are established from time to time by the Managing Partner's board of directors on behalf of KPE. KPE's investment policies and procedures currently provide, among other things, that the Investment Partnership will invest at least 75% of its adjusted assets in private equity and temporary investments and no more than 25% of its adjusted assets in opportunistic investments. "Adjusted assets" are defined as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its consolidated statements of assets and liabilities.

        KPE, the Managing Partner, the Investment Partnership, the Associate Investor and the Managing Investor have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing Partner and the board of directors of the Managing Investor.

        In connection with the formation of KPE and the initial offering of its common units, affiliates of KKR contributed $75.0 million in cash to KPE and the Investment Partnership, of which $65.0 million was contributed to KPE in exchange for common units and $10.0 million was contributed to the Investment Partnership in respect of general partner interests in the Investment Partnership. In addition, under an investment agreement that KPE entered into with KKR in connection with the initial offering, KKR has agreed to cause its affiliates to acquire additional common units from KPE on a periodic basis in an amount equal to 25% of the aggregate pre-tax cash distributions, if any and subject to certain exceptions, that are made to KKR and its affiliates pursuant to the carried interest and incentive distribution rights that are applicable to investments that are made through the Investment Partnership. Common units issued to KKR's affiliates in connection with the initial offering or pursuant to the investment agreement are subject to a general prohibition on transfers for a period of three years from the date of issuance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The financial statements of KPE were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in U.S. dollars. On October 16, 2007, KPE received a letter from the Netherlands Authority for the Financial Markets ("AFM") in which the AFM granted KPE special dispensation from the requirement to prepare financial statements in accordance with Dutch GAAP and International Financial Reporting Standards so long as KPE's financial statements are prepared in accordance with U.S. GAAP. Prior to the receipt of this letter, KPE's financial statements were prepared in accordance with U.S. GAAP pursuant to a temporary approval from the AFM. KPE utilizes the U.S. dollar as its functional currency.

        Because KPE does not hold a controlling interest in the Investment Partnership and because of the exclusion for investment companies included in Financial Accounting Standards Board ("FASB") Interpretation No. 46, Consolidation of Variable Interest Entities, as amended by Interpretation No. ("FIN") 46(R), KPE does not consolidate the results of operations, assets or liabilities of the Investment Partnership in its financial statements. However, KPE does reflect its proportionate share of the Investment Partnership's net investment income or loss and net gain or loss on investments and foreign currency transactions in its statement of operations. The consolidated financial statements of the Investment Partnership, including a schedule of its investments, are included elsewhere within this report and should be read in conjunction with KPE's financial statements.

        The preparation of financial statements in conformity with U.S. GAAP requires the making of estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results may vary from estimates in amounts that may be material to the financial statements. The valuation of KPE's limited partner interests in the Investment Partnership and the underlying valuation of the Investment Partnership's investments involve estimates and are subject to the judgment of the Managing Partner and the Managing Investor, respectively.

        KPE utilizes a reporting schedule comprised of four three-month quarters with an annual accounting period that ends on December 31. The quarterly periods end on March 31, June 30, September 30 and December 31. The financial results presented herein include activity for the year ended December 31, 2007 and for the period from the date of formation on April 18, 2006 to December 31, 2006, referred to as "the partial year ended December 31, 2006." The operations of KPE effectively commenced on May 10, 2006, upon receipt of the net proceeds from the May 3, 2006 initial offering. Therefore, the activity presented for the partial year ended December 31, 2006 is not comparable to that for the year ended December 31, 2007.

Valuation of Limited Partner Interests

        KPE records its investment in the Investment Partnership at fair value. Valuation of investments held by the Investment Partnership is further discussed in the notes to the Investment Partnership's consolidated financial statements.

        KPE's investments in limited partner interests in the Investment Partnership do not have a readily available market and were valued by the Managing Partner and recorded at the determined fair value. Such limited partner interests are generally valued at an amount that is equal to the aggregate value of the assets, which are net of any related liabilities, of the Investment Partnership that KPE would receive if such assets were sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale, and the distribution of the net proceeds from such sales were distributed to KPE in accordance with the Investment Partnership's limited partnership agreement. This amount is generally expected to be equal to the Investment Partnership's consolidated net asset value as of the valuation date, as adjusted to reflect the allocation of consolidated net assets to the Associate Investor. The Investment Partnership's net asset value is expected to increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale of investments and related foreign currency transactions, if any, that it records and the net changes in the unrealized appreciation and/or depreciation and related foreign currency transactions of its investments.

        Because valuing investments requires the application of valuation principles to the specific facts and circumstances of the investments, in satisfying their responsibilities, the Managing Partner utilizes the services of KKR to determine the fair values of certain investments and the services of Duff & Phelps, LLC, an independent valuation firm, who performs certain agreed upon procedures with respect to valuations that are prepared by KKR, to confirm that such valuations are not unreasonable.

        As of December 31, 2007 and December 31, 2006, KPE's investments in limited partner interests in the Investment Partnership were valued at $4,984.5 million and $5,035.9 million, respectively, which represented approximately 100.0% of KPE's net assets for both periods. The fair value of such investments was estimated by the Managing Partner in the absence of readily determinable fair values. However, because of the inherent uncertainty of the valuation, the estimated fair value may differ materially from the actual value that would be realized if such investments were sold in an orderly disposition between willing parties. Additionally, widespread economic uncertainty, continuing ramifications from the sub-prime mortgage lending crisis and concomitant derivatives losses, slowing capital and consumer spending, indeterminate credit markets, volatile equity returns and other economic, financial or market-related factors could have a material impact on the actual value that would be realized if such investments were sold in an orderly disposition between willing parties.

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash held in banks and liquid investments with maturities, at the date of acquisition, not exceeding 90 days.

Prepaid Expenses

        As of December 31, 2007 and December 31, 2006, prepaid expenses were comprised of insurance payments, which are amortized on a straight-line basis over the related period. In addition, as of December 31, 2006, prepaid expenses included payments for other professional services, which were fully amortized as of December 31, 2007.

Accrued Liabilities

        As of December 31, 2007 and December 31, 2006, accrued liabilities were primarily comprised of payments due to vendors for professional services provided to KPE and board of directors' fees.

Investment Income

        Income is recognized when earned. KPE records its proportionate share of the Investment Partnership's investment income. In addition, KPE records its own investment income, which was comprised of interest income related to cash management activities during the year ended December 31, 2007 and the partial year ended December 31, 2006.

General and Administrative Expenses

        Expenses are recognized when incurred. KPE records its proportionate share of the Investment Partnership's expenses. In addition, KPE records its own general and administrative expenses, which were comprised primarily of KPE's allocated share, if applicable, of the total management fees that are payable under the services agreement, expenses of KKR that are attributable to KPE's operations and reimbursable under the services agreement, professional fees, the directors' fees and expenses that the Managing Partner pays to its independent directors and other administrative costs.

        Neither KPE nor its Managing Partner employs any of the individuals who carry out the day-to-day management and operations of KPE. The investment professionals and other personnel that carry out investment and other activities are members of KKR's general partner or employees of KKR and its subsidiaries. Their services are provided to KPE for its benefit under the services agreement with KKR. None of these individuals, including the Managing Partner's chief financial officer, are required to be dedicated full-time to KPE.

Share-Based Compensation Expense

        Statement of Financial Accounting Standard ("SFAS") No. 123(R), Share-Based Payment, requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions. In connection with the approval of the 2007 Equity Incentive Plan, KPE adopted SFAS No. 123(R) during the year ended December 31, 2007. See Note 8, "Stock Appreciation Rights."

Taxes

        KPE is not a taxable entity in Guernsey and has made a protective election to be treated as a partnership for U.S. federal income tax purposes and, therefore, incurs no U.S. federal income tax liability. Instead, each unitholder takes into account its allocable share of items of income, gain, loss, deduction and credit of KPE in computing its U.S. federal income tax liability.

Distribution Policy

        The Managing Partner has adopted a distribution policy for KPE whereby KPE may make distributions, which will be payable to all unitholders, in an amount in U.S. dollars that is generally expected to be sufficient to permit U.S. unitholders to fund their estimated U.S. tax obligations (including any federal, state and local income taxes) with respect to their distributive shares of taxable net income or gain, after taking into account any withholding tax imposed on KPE. For any particular unitholder, such distributions may not be sufficient to pay the unitholder's actual U.S. or non-U.S. tax liability. Under KPE's limited partnership agreement, distributions to unitholders will be made only as determined by the Managing Partner in its sole discretion. See Note 7, "Distribution to Unitholders" for distributions paid to unitholders.

Guarantees

        In November 2002, the FASB issued FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, which elaborates on the disclosures to be made in the financial statements of a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. Under FIN No. 45, at the inception of guarantees issued, KPE will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. KPE did not have any such guarantees in place as of December 31, 2007 or December 31, 2006.

Recently Issued Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

        In July 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, which was effective for fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. KPE adopted FIN No. 48 during the year ended December 31, 2007 and the adoption did not have a material impact on KPE's financial statements.

Measuring Fair Value

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007. KPE is currently evaluating the impact of adopting SFAS No. 157 on its financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. KPE is currently evaluating the impact of adopting SFAS No. 159 on its financial statements.

Clarification of the Scope of the Audit and Accounting Guide Investment Companies

        In June 2007, the AICPA issued Statement of Position No. 07-01, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies ("SOP 07-01"). SOP 07-01 addresses whether the accounting principles of the Guide may be applied to an entity by clarifying the definition of an investment company and whether those accounting principles may be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. On October 17, 2007, the FASB board deferred the effective date for applying SOP 07-01 indefinitely. KPE accounts for its investments at fair value and is exempt from consolidation requirements under current accounting rules. As such, KPE does not consolidate the results of operations, assets or liabilities of the Investment Partnership in its financial statements.

3. INVESTMENTS IN LIMITED PARTNER INTERESTS OF THE INVESTMENT PARTNERSHIP

        As of December 31, 2007, KPE's limited partner interests in the Investment Partnership consisted of the following classes:

Type of Investments Held by the Investment Partnership
Class A	Opportunistic and temporary investments
Class B	Co-Investments in portfolio companies of KKR's private equity funds and negotiated equity investments
Class C	KKR's private equity funds
Class D	KKR's investment funds that are not private equity funds

        The investments in limited partner interests of the Investment Partnership were as follows, with amounts in thousands:

	Interests
	Class A	Class B	Class C	Class D	Total
Beginning balance at April 18, 2006 (date of formation)	$—	$—	$—	$—	$—
Capital contributions	4,826,568	—	—	—	4,826,568
Transfers between classes	(1,634,317)	948,180	627,924	58,213	—
Distribution from the Investment Partnership	(38,864)	—	—	—	(38,864)
Net investment income (loss)	130,453	—	—	(86)	130,367
Net realized gain	33,264	—	1,283	—	34,547
Net change in unrealized appreciation	3,980	2,204	71,160	5,983	83,327

Balance as of December 31, 2006	3,321,084	950,384	700,367	64,110	5,035,945
Transfers between classes	(3,508,922)	2,307,544	1,084,956	116,422	—
Distribution from the Investment Partnership	(54,082)	—	—	—	(54,082)
Net investment income (loss)	7,736	(2,714)	7,576	13,235	25,833
Net realized gain	17,759	—	87,842	7,595	113,196
Net change in unrealized depreciation	(49,679)	(37,476)	(36,712)	(12,492)	(136,359)

Balance as of December 31, 2007	$(266,104)	$3,217,738	$1,844,029	$188,870	$4,984,533

        Although investments made with KPE's capital by the Investment Partnership do not appear as direct investments in KPE's financial statements, KPE is the primary beneficiary of such investments and bears substantially all of the risk of loss.

4. LIABILITIES

        As of December 31, 2007 and December 31, 2006, accrued liabilities were comprised of payments owed to vendors for services provided to KPE in the normal course of business, such as professional fees, and fees and expenses of the Managing Partner's board of directors.

        As of December 31, 2007 and December 31, 2006, the amount due to affiliate of $0.9 million and $0.4 million, respectively, represented reimbursable direct expenses incurred by KKR.

5. INITIAL OFFERING

        On May 3, 2006, in connection with the initial offering of the common units, KPE issued and sold (i) 200,000,000 common units to investors in a global offering, (ii) 2,600,000 common units to an affiliate of KKR and (iii) 1 common unit to the Managing Partner. The issue price for the common units was $25.00 per common unit, resulting in gross proceeds, before managers' commissions, placement fees and other expenses, of $5,065.0 million.

        In addition, 30,000,000 common units were issued to the Managing Partner pursuant to an over-allotment option. On June 6, 2006, the managers of the initial offering purchased 1,950,000 common units pursuant to the over-allotment option, resulting in additional gross proceeds of $48.8 million, for total gross proceeds of $5,113.8 million, and the unsold common units were returned and cancelled.

        Upon completion of the foregoing transactions, KPE had 204,550,001 common units outstanding. The expenses of the initial offering, including managers' commissions, placement fees and other expenses, were $283.7 million, which were reflected as a capital transaction in the statements of assets and liabilities. Of the $283.7 million of expenses related to the initial offering, $282.6 million was paid to third parties; the remaining expenses were paid to KKR as reimbursement of expenses paid on KPE's behalf. The transactions related to the initial offering and related transactions resulted in aggregate net proceeds to KPE of $4,830.1 million.

        KPE's transaction costs associated with the acquisition of such limited partner interests constitute a de minimus portion of the expenses relating to the initial offering and related transactions.

        KPE has established a restricted deposit facility for a portion of its common units pursuant to which common units are deposited with a depositary bank in exchange for restricted depositary units ("RDUs") that are evidenced by restricted depositary receipts, subject to compliance with applicable ownership and transfer restrictions. The RDUs have not been listed on any securities exchange.

6. DISTRIBUTABLE EARNINGS

        Distributable earnings were comprised of the following, with amounts in thousands:

Distributable earnings—April 18, 2006 (date of formation)	$—
Net increase in net assets resulting from operations for the period from April 18, 2006 (date of formation) to December 31, 2006	244,353
Distribution to unitholders	(38,864)

Distributable earnings as of December 31, 2006	205,489
Net decrease in net assets resulting from operations during the year ended December 31, 2007	(4,134)
Distribution to unitholders	(49,092)

Distributable earnings as of December 31, 2007	$152,263

7. DISTRIBUTION TO UNITHOLDERS

        On August 10, 2007, the Managing Partner declared a distribution of $0.24 per unit, or $49.1 million, to unitholders of record as of the close of business on August 31, 2007. The $0.24 per unit distribution was paid to unitholders on September 17, 2007. On November 15, 2006, the Managing Partner declared a distribution of $0.19 per unit, or $38.9 million, to unitholders of record immediately prior to the opening of business in Amsterdam on December 1, 2006. The $0.19 per unit distribution was paid to unitholders on December 15, 2006. Each of the distributions paid to unitholders represented a return of capital, which generally are non-taxable for U.S. federal tax reporting purposes, and were funded by distributions received from the Investment Partnership.

8. STOCK APPRECIATION RIGHTS

        In March 2007, the board of directors of the Managing Partner approved the KKR Private Equity Investors, L.P. 2007 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of options, share appreciation rights ("SARs"), restricted units and other unit-based awards to eligible directors, officers, employees (if any) and key service providers. The plan allows for the issuance of awards with respect to an aggregate of 1,000,000 common units. Compensation expense is measured based on the grant date fair value of the SARs and recognized over the vesting period of the SARs on a straight-line basis.

        During the year ended December 31, 2007, 37,924 SARs were granted to key service providers at a base value not less than the closing price of common units on the date of grant. The weighted average grant date exercise price and fair value of SARs granted during the year ended December 31, 2007 was $20.31 and $5.16, respectively. The SARs vest over a four year period and have a term not longer than ten years from the date of grant. As of December 31, 2007, 3,196 SARs were vested.

        The fair value of the SARs were calculated at the date of grant using the Black-Scholes option-pricing model. The following assumptions were used in the Black-Scholes option-pricing model to value the SARs granted during the year ended December 31, 2007:

Expected life	10 years
Volatility factor	17.7%
Risk-free interest rate	4.4%
Dividend yield	0.0%

        The expected life of the SARs granted was estimated based on the expiration date per the Plan.

        During the year ended December 31, 2007, the granting of SARs resulted in share-based compensation expense of less than $0.1 million. As of December 31, 2007, there was approximately $0.2 million of total unrecognized compensation cost related to unvested share-based compensation awards granted under the Plan, which does not include the effect of future grants of equity compensation, if any. KPE expects to recognize approximately 29% of this compensation cost per year from 2008 to 2010 and 13% in 2011.

9. RELATIONSHIP WITH KKR AND RELATED-PARTY TRANSACTIONS

        Subject to the supervision of the board of directors of the Managing Partner and the board of directors of the Managing Investor, KKR assists KPE and the Investment Partnership in selecting, evaluating, structuring, performing due diligence, negotiating, executing, monitoring and exiting investments and managing uninvested capital and also provides financial, legal, tax, accounting and other administrative services. These investment activities are carried out by KKR's investment professionals and KKR's investment committee pursuant to the services agreement or under investment management agreements between KKR and its investment funds.

Services Agreement

        KPE, the Managing Partner, the Investment Partnership, the Associate Investor and the Managing Investor have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing Partner and the board of directors of the Managing Investor.

        The services agreement contains certain provisions requiring KPE and the other service recipients to indemnify KKR and its affiliates with respect to all losses or damages arising from acts not constituting bad faith, willful misconduct or gross negligence. The Managing Partner has evaluated the impact of these guarantees on the financial statements and determined that they are not material at this time.

Management Fees

        Under the services agreement, KPE and the other service recipients have jointly and severally agreed to pay KKR a management fee, quarterly in arrears, in an aggregate amount equal to one-fourth of the sum of:

  (i)
  KPE's equity, as defined in note 1 below, up to and including $3.0 billion multiplied by 1.25%, plus

  (ii)
  KPE's equity in excess of $3.0 billion multiplied by 1%

    (1)
    Generally, subsequent to May 10, 2007, equity for purposes of the management fee is approximately equal to KPE's net asset value, which would be adjusted for any items discussed below, if necessary.

        KKR and its affiliates are paid only one management fee, regardless of whether it is payable pursuant to the services agreement or the terms of the KKR investment funds in which the Investment Partnership is invested.

        For the purposes of calculating the management fee under the services agreement, "equity" is defined as the sum of the net proceeds in cash or otherwise from each issuance of KPE's limited partner interests, after deducting any managers' commissions, placement fees and other expenses relating to the initial offering and related transactions, plus KPE's cumulative distributable earnings at the end of such quarterly period (taking into account actual distributions but without taking into account the management fee relating to such quarterly period and any non-cash equity compensation expense incurred in current or prior periods), as reduced by any amount that KPE paid for repurchases of KPE's limited partner interests.

        The foregoing calculation of "equity" will be adjusted to exclude (i) one-time events pursuant to changes in U.S. GAAP as well as (ii) any non-cash items jointly agreed to by the Managing Partner (with the approval of a majority of its independent directors) and KKR. During the one-year period following the commencement of KPE's operations, through May 10, 2007, for the purpose of the management fee calculation, equity did not include any portion of the proceeds from the initial offering and related transactions while such proceeds were invested in temporary investments or any distributable earnings that were generated by such temporary investments.

        The management fee payable under the services agreement will be reduced in current or future periods by an amount equal to the sum of (i) any cash that KPE and the other service recipients, as limited partners of KKR's investment funds, pay to KKR or its affiliates during such period in respect of management fees of such funds (or capital that KPE contributes to KKR's investment funds for such purposes), regardless of whether such management fees were received by KKR in the form of a management fee or otherwise, (ii) management fees, if any, that KPE may pay third parties in the future in connection with the service recipients' investments and (iii) carried interests and incentive distributions made pursuant to the terms of the investment funds in which the Investment Partnership is invested, subject to certain limitations.

        The reduction of the management fee payable under the services agreement by the amount of carried interests or incentive distribution rights paid pursuant to the terms of KKR's investment funds is limited to 5% of KPE's gross income (other than income that qualifies as capital gains) for U.S. federal income tax purposes for a taxable year minus any gross income earned by or allocated to KPE for U.S. federal income tax purposes during such taxable year that is not "qualifying income" as defined in Section 7704(d) of the U.S. Internal Revenue Code.

        To the extent that the amount of management fee reductions in respect of a particular quarterly period exceed the amount of the fee that would otherwise be payable, KKR will be required to credit the difference against any future management fees that may become payable under the services agreement. Under no circumstances, however, will credited amounts be reimbursed by KKR or reduce the management fee payable in respect of any quarterly period below zero.

        The management fee payable under the services agreement is not subject to reduction based on any other fees that KKR or its affiliates receive in connection with KPE's investments, including any transaction or monitoring fees that are paid by a third party. In addition, the management fee may not be reduced if the Managing Partner determines, in good faith, that a reduction in the management fee would jeopardize the classification of KPE as a partnership for U.S. federal income tax purposes.

        During the year ended December 31, 2007, KPE did not make any payments or accrue any liabilities related to the management fee; however, the Investment Partnership recorded management fee expense of $46.6 million for the year ended December 31, 2007.

Carried Interests and Incentive Distributions

        Except as described below, each investment that is made by the Investment Partnership is subject to either a carried interest or incentive distribution right, which generally entitles the Associate Investor or an affiliate of KKR to receive a portion of the profits generated by the investment. In particular:

Investment Class	Carried Interest or Incentive Distribution

Opportunistic and temporary investments	•	The Associate Investor is entitled to an incentive distribution of 20% on the realized and unrealized appreciation in the net asset value of opportunistic and temporary investments, after any previously incurred unrecouped losses have been recovered.
	•	Appreciation is measured at the end of each annual accounting period.
	•	The amount of appreciation is increased to reflect withdrawals of capital and decreased to reflect capital contributions for opportunistic and temporary investments.
	•	Incentive distribution payable is temporarily waived as discussed below.

Co-investments and negotiated equity investments	•	The Associate Investor is entitled to a carried interest of 20% on the net realized return of each co-investment and negotiated equity investment.
•
Realized returns are calculated after the capital contribution for a particular investment has been returned and all prior realized losses for other co-investments and negotiated equity investments have been recovered.
	•	Carried interest payable is temporarily waived as discussed below.

Private equity funds	•	The general partners of KKR's private equity funds are generally entitled to a carried interest of 20% on the net realized return of each portfolio investment.
•
Realized returns are generally calculated after capital contributions for the particular portfolio investment have been returned to limited partners, realized losses on other portfolio investments of the fund have been recovered and certain unrealized losses (e.g., certain write-downs in the value of certain portfolio investments), if any, have been recovered.
	•	The realized gains and losses of portfolio investments are not netted across funds and each carried interest applies only to the results of an individual fund.
	•	Carried interest paid may offset the management fee payable under the services agreement for a limited time as discussed below.

Non-private equity fund investments	•	The general partner or the fund manager of a non-private equity fund of KKR is generally entitled to an incentive distribution specific to that particular fund.
	•	The amount and calculation of the incentive distribution may vary from fund to fund.
	•	The gains and losses of portfolio investments are not netted across funds and each incentive distribution applies only to the results of an individual fund.
	•	Incentive distributions paid may offset the management fee payable under the services agreement for a limited time as discussed below.

        Gains and losses from investments of any particular investment class above are not netted against gains and losses from any other investment class when computing amounts that are payable in respect of carried interests and incentive distribution rights. During the one-year period following the closing of

KPE's initial offering, which expired on May 10, 2007, the appreciation in the value of temporary investments was disregarded for the purpose of calculating the Associate Investor's incentive distribution.

        To the extent the Investment Partnership acquires a limited partner interest in a KKR investment fund at a price that is less than the net asset value of the fund that is allocable to such interest, the Associate Investor may be entitled to a future incentive distribution with respect to the difference between such net asset value and price, depending on the value, net of any capital contributions, ultimately realized from the interest. Under certain circumstances, future incentive distributions that are payable to the Associate Investor may be reduced to the extent that the Investment Partnership acquires a limited partner interest in a KKR investment fund at a price that is greater than the net asset value of the fund that is allocable to such interest.

Recoupment through Profits of Expenses Incurred in Connection with KPE's Initial Offering and Related Transactions

        Until the profits on the Investment Partnership's consolidated investments that are subject to a carried interest or incentive distribution right equal the managers' commissions, placement fees and other expenses incurred in connection with the initial offering and related transactions, (i) the Associate Investor will forego its carried interests and incentive distribution rights on opportunistic investments, temporary investments, co-investments and negotiated equity investments and (ii) the management fee payable under the services agreement may be reduced by the amount of carried interests and incentive distributions made pursuant to the terms of the investment funds in which the Investment Partnership is invested.

        As of December 31, 2007, managers' commissions, placement fees and other expenses incurred in connection with the initial offering and related transactions exceeded the amount of profits related to the carried interests and incentive distribution rights payable on certain of the Investment Partnership's consolidated investments as follows, with amounts in thousands:

Offering costs	$283,640
Versus creditable amounts	84,402

Remainder	$199,238

        Therefore, no carried interests or incentive distributions based on opportunistic investments, temporary investments, co-investments or negotiated equity investments were payable to the Associate Investor as of December 31, 2007.

        The Investment Partnership paid carried interests of $23.5 million for the year ended December 31, 2007 to KKR's affiliates pursuant to the terms of KKR's private equity funds. Because the full amount of carried interests paid during the 2007 taxable year exceeded the maximum amount the management fee is allowed to be reduced by, the amount of carried interests used to reduce the management fee payable under the management agreement was limited to $6.4 million. Correspondingly, the profits related to the $17.1 million of carried interests paid during the 2007 taxable year that were not used to reduce the management fee payable under the services agreement were also not used to determine whether the managers' commissions, placement fees and other expenses incurred in connection with KPE's initial offering and related transactions were recouped.

        Incentive fees of $1.0 million were incurred by SCF during both the year ended December 31, 2007 and the partial year ended December 31, 2006. These incentive fees did not reduce the management fees recorded by the Investment Partnership for such period, as determined by the Managing Partner to be in the best interests of KPE's unitholders based on legal and tax advice received from its advisors in light of KPE's classification as a partnership for U.S. federal income tax purposes. Correspondingly, the profits of SCF were not taken into account when determining whether the managers' commissions, placement fees and other expenses incurred in connection with KPE's initial offering and related transactions are recouped.

Reimbursable Expenses

        During the year ended December 31, 2007, KPE paid KKR $3.1 million for reimbursable direct expenses incurred pursuant to the services agreement. These reimbursed expenses were included in KPE's general and administrative expenses. As of December 31, 2007, KPE's remaining payable of reimbursable direct expenses due to KKR was $0.9 million.

Investment Agreement

        In connection with the initial offering, KPE entered into an investment agreement pursuant to which KKR agreed to cause its affiliates to contribute to KPE, on a periodic basis, an amount equal to 25% of the aggregate pre-tax cash distributions, if any and subject to certain exceptions, that are made in respect of the carried interests and incentive distribution rights in exchange for newly issued common units. The amount that KKR's affiliates will be required to contribute to KPE will equal the sum of:

  •
  Except as described below, 25% of each carried interest cash distribution that is made by a KKR investment fund to the fund's general partner attributable to the capital contributed to the fund by the Investment Partnership (or any person from whom the Investment Partnership acquired its limited partner interest) in connection with a portfolio company investment;

  •
  25% of each carried interest cash distribution that is made to the Associate Investor in respect of co-investments and negotiated equity investments that are made by the Investment Partnership; and

  •
  25% of each incentive cash distribution that is made to the Associate Investor in respect of opportunistic and temporary investments that are made by the Investment Partnership.

        In the case of a carried interest cash distribution that is made to the general partner of a KKR investment fund in connection with a portfolio company investment, where the Investment Partnership has acquired a limited partner interest from another person, KKR's investment obligation applies only to such portion of the cash distribution that relates to the appreciation in the value of the portfolio company investment occurring after the date on which the limited partner interest was acquired by the Investment Partnership.

        Under the investment agreement, affiliates of KKR are generally required to make such contributions on the last business day of the month immediately following the end of the relevant period in respect of which the distributions were made, subject to certain exceptions while the managers' commissions, placement fees and other expenses incurred in connection with KPE's initial offering and related transactions are recouped. The purchase price for the common units that will be issued pursuant to the investment agreement is equal to (i) the average of the high and low sales prices of KPE's common units as quoted by the primary securities exchange on which the common units are listed or trade during the ten business days immediately preceding the issuance of the common units or (ii) if during such ten-day period KPE's common units are not listed or admitted to trading on any securities exchange or there have not been any sales of the common units on the primary securities exchange on which the common units are then listed or admitted to trading, the fair value of the common units will be determined jointly by KKR and the board of directors of the Managing Partner with the special approval of a majority of the Managing Partner's independent directors.

        Under the investment agreement, KKR agreed to cause each affiliate of KKR who receives common units or RDUs pursuant to the investment agreement to enter into a three-year lock-up agreement with respect to the units acquired. The lock-up restrictions may be amended or waived by the Managing Partner.

        The investment and lock-up agreements will terminate automatically, without notice and without liability to KPE, the Managing Partner or KKR, upon the termination of the services agreement. Prior to the termination of the services agreement, the investment and lock-up agreements will be able to be terminated only by an agreement in writing signed by the Managing Partner and KKR.

License Agreement

        KPE, the Managing Partner, the Investment Partnership, the Associate Investor and the Managing Investor, as licensees, entered into a license agreement with KKR pursuant to which KKR granted each party a non-exclusive, royalty-free license to use the name "KKR." Under this agreement, each licensee has the right to use the "KKR" name. Other than with respect to this limited license, none of the licensees has a legal right to the "KKR" name.

Other

        During the year ended December 31, 2007, KPE announced that one or more investment funds managed by KKR may invest from time to time in KPE's common units. The funds investing in KPE's common units include newly formed funds that will be raising capital over time. As part of their strategy, these funds may invest in KPE in accordance with certain investment parameters and also may invest additional capital in other KKR funds and KKR investments as part of their investment objectives. Purchases and sales of KPE's common units are expected to be made through open market transactions over Euronext Amsterdam or in privately negotiated transactions, based on market conditions, the investment strategies of such funds, capital available to such funds and other factors considered relevant. The funds investing in KPE's common units do not include KKR's traditional private equity funds. These investments are not being made by KPE or any entities in which it invests, and they will not reduce the number of common units that KPE has outstanding. As December 31, 2007, these funds owned 2,310,292 of KPE's common units. Subsequent to December 31, 2007 and through February 22, 2008, these funds invested in an additional 2,356,874 common units for a total of 4,667,166 or 2.3% of common units outstanding.

        As of December 31, 2007 and December 31, 2006, the directors of the Managing Partner had no personal interest in the limited partner interests of the Investment Partnership held by KPE.

        In addition, during the year ended December 31, 2007, KPE did not have any meaningful investment transactions, not including cash management activities, and thus none of KPE's transaction volume may be deemed to have been with an affiliate. Accordingly, there were no associated transaction costs.

        In connection with the formation of KPE and the initial offering of its common units, affiliates of KKR contributed $75.0 million in cash to KPE and the Investment Partnership, of which $65.0 million was contributed to KPE in exchange for common units and $10.0 million was contributed to the Investment Partnership in respect of general partner interests in the Investment Partnership.

10. INDEPENDENT AUDITOR FEES

        During both the year ended December 31, 2007 and the partial year ended December 31, 2006, audit fees of $0.3 million were included in general and administrative expenses.

11. FINANCIAL HIGHLIGHTS

        Financial highlights for KPE for the year ended December 31, 2007 and the partial year ended December 31, 2006 were as follows, with amounts in thousands, except per unit and percentage amounts:

	Year Ended December 31, 2007	April 18, 2006 (Date of Formation) to December 31, 2006
Per unit operating performance:
Net asset value at the beginning of the period	$24.62	$—

Income from investment operations:
Net investment income	0.09	0.62
Net gain (loss) on investments and foreign currency transactions	(0.11)	0.58

Total from investment operations	(0.02)	1.20
Distribution to unitholders	(0.24)	(0.19)
Capital contributions	—	25.00
Offering costs	—	(1.39)

Net asset value at the end of the period	$24.36	$24.62

Total return	(0.1)%	7.8%
Percentages and supplemental data:
Net assets at the end of the period	$4,982,373	$5,035,599
Ratios to average net assets:
Total expenses	2.1%	0.5%
Net investment income	0.4	4.1

        The total return and ratios were calculated based on the weighted average net assets and have been presented on an annualized basis for the partial year ended December 31, 2006.

        KPE's turnover ratio for the year ended December 31, 2007 and for the partial year ended December 31, 2006 was zero.

12. CONTINGENCIES

        As with any partnership, KPE may become subject to claims and litigation arising in the ordinary course of business. The Managing Partner does not believe that there are any pending or threatened legal proceedings that would have a material adverse effect on the financial position, operating results or cash flows of KPE.

13. QUARTERLY OPERATING RESULTS (UNAUDITED)

        A summary of quarterly operating results for KPE for the year ended December 31, 2007 and the partial year ended December 31, 2006 was as follows, with amount in thousands, except per unit and percentage amounts.

	For the Quarter Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Net investment income (loss)	$25,066	$22,544	$(6,369)	$(22,212)
Net gain (loss) on investments and foreign currency transactions	131,867	127,421	(14,851)	(267,600)
Net increase (decrease) in net assets resulting from operations	156,933	149,965	(21,220)	(289,812)
Net assets at the end of the period	5,192,532	5,342,497	5,272,185	4,982,373
Per unit net asset value at the end of the period	25.39	26.12	25.77	24.36
Total return (annualized)	12.6%	11.6%	(1.7)%	(21.7)%

		For the Quarter Ended
	From April 18, 2006 (date of formation) to June 30, 2006
		September 30, 2006	December 31, 2006
Net investment income	$34,284	$50,699	$41,496
Net gain (loss) on investments and foreign currency transactions	(3,288)	47,650	73,512
Net increase in net assets resulting from operations	30,996	98,349	115,008
Net assets at the end of the period	4,861,334	4,959,418	5,035,599
Per unit net asset value at the end of the period	23.77	24.25	24.62
Total return (annualized)	4.5%	8.0%	9.2%

14. OTHER INFORMATION

        KPE's investment in the Investment Partnership consists of limited partner interests that are not registered under the U.S. Securities of Act of 1933, as amended (the "Act"). KPE does not have the right to demand the registration of these limited partner interests under the Act. See Note 2, "Summary of Significant Accounting Policies—Valuation of Limited Partner Interests" for a description of the valuation of these limited partner interests.

        As of December 31, 2007 and December 31, 2006, the accumulated undistributed net investment income was $145.5 million and $126.5 million, respectively. The accumulated undistributed net realized gain on investments and foreign currency transactions was $147.8 million and $34.5 million as of December 31, 2007 and December 31, 2006, respectively. The accumulated undistributed net unrealized depreciation on investments and foreign currency transactions was $53.0 million as of December, 31, 2007 compared to undistributed unrealized appreciation of $83.3 million as of December 31, 2006.

        KPE is subject to certain contingencies, as described in Note 12, "Contingencies."

15. SUBSEQUENT EVENTS

        Subsequent to December 31, 2007 and through June 30, 2008, KPE's net assets declined $424.2 million predominantly from results of operations. Subsequent to June 30, 2008, there has been a decline in the global economy and financial markets. KPE has not yet completed its September 30, 2008 valuation process; however, it is currently estimated that the aggregate value of its investments as of that date will reflect a decline from June 30, 2008. This decline in value is expected to be reflected as an unrealized loss on investments and foreign currency transactions for the quarter ended September 30, 2008.

        On July 27, 2008, KPE and KKR & Co. L.P. ("Acquirer"), together with certain other related parties, entered into a purchase and sale agreement (the "Sale Agreement"), whereby the Acquirer agreed to acquire all of KPE's assets and to assume all of KPE's liabilities upon the consummation of the transaction (the "Closing") contemplated by the Sale Agreement. The Acquirer is an affiliate of KKR. The Sale Agreement was approved by the Board of Directors of the Managing Partner based on the unanimous recommendation of the independent directors of the Board to approve the transaction.

        In exchange for the receipt of assets, at the Closing the Acquirer will issue to KPE common units representing limited partner interests in the Acquirer ("Acquirer Common Units") and one contingent value interest ("CVI") for each common unit of the Acquirer that they receive. The value of the net assets to be acquired by the Acquirer is expected to be in excess of the total consideration received; therefore, it is expected that KPE will record a loss related to the transaction at the time of the Closing.

        The Acquirer Common Units to be issued to KPE will represent 21% of the equity of Acquirer at the Closing. The CVIs to be issued to KPE will represent the right to receive, on the third anniversary of the Closing and subject to the other terms and conditions thereof, at the election of the principals of the Acquirer, either additional Acquirer Common Units up to 6% of the equity of the Acquirer at the Closing or its cash equivalent as of the Closing.

        At the Closing, the Acquirer Common Units will be listed on the New York Stock Exchange. The CVIs will be separate from the Acquirer Common Units, but will not be listed on any exchange and will not be permitted to be transferred. The Acquirer Common Units issued to KPE will be distributed to the KPE common unit holders (and RDU holders) as of the Closing, after which KPE will dissolve and KPE's common units will be delisted from Euronext Amsterdam. The Closing is expected to occur in the fourth quarter of 2008.

        The Closing is subject to the satisfaction or waiver of a number of conditions, including the consent of the holders representing a majority of KPE's common units, excluding common units whose votes are controlled by KKR and its affiliates. Some or all of these conditions to Closing may not be in the control of KPE, the Acquirer or the other parties to the Sale Agreement, and therefore no assurances can be made as to whether or exactly when the Closing will occur.

* * * * * *

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(Amounts in thousands, except unit and per unit amounts)

	June 30, 2008	December 31, 2007
ASSETS:
Investments in limited partner interests of KKR PEI Investments, L.P., at fair value (cost of $4,826,568)	$4,553,622	$4,984,533
Cash and cash equivalents	5,795	452
Prepaid expenses	376	141

Total assets	4,559,793	4,985,126

LIABILITIES:
Accrued liabilities	1,353	1,823
Due to affiliate	264	930

Total liabilities	1,617	2,753

COMMITMENTS AND CONTINGENCIES	—	—

NET ASSETS	$4,558,176	$4,982,373

NET ASSETS CONSIST OF:
Partners' capital contributions, net (common units outstanding of 204,902,226 and 204,550,001, respectively)	$4,834,517	$4,830,110
Distributable earnings (loss)	(276,341)	152,263

	$4,558,176	$4,982,373

Net asset value per common unit	$22.25	$24.36

Market price per common unit	$12.75	$18.16

See accompanying notes to the unaudited financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF OPERATIONS (UNAUDITED)

(Amounts in thousands)

	Quarter Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
NET INVESTMENT INCOME (LOSS) ALLOCATED FROM KKR PEI INVESTMENTS, L.P.:
Investment income	$15,480	$44,130	30,721	$83,182
Expenses	32,669	20,109	67,584	32,738

	(17,189)	24,021	(36,863)	50,444
INVESTMENT INCOME—Interest income	34	19	60	28
EXPENSES—General and administrative expenses	1,297	1,496	2,743	2,862

NET INVESTMENT INCOME (LOSS)	(18,452)	22,544	(39,546)	47,610

REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND FOREIGN CURRENCY ALLOCATED FROM KKR PEI INVESTMENTS, L.P:
Net realized gain (loss)	(42,511)	5,094	(38,521)	16,604
Net change in unrealized appreciation (depreciation)	(98,718)	122,327	(350,537)	242,684

Net gain (loss) on investments and foreign currency transactions	(141,229)	127,421	(389,058)	259,288

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(159,681)	$149,965	(428,604)	$306,898

See accompanying notes to the unaudited financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)

(Amounts in thousands)

NET ASSETS—DECEMBER 31, 2006	$5,035,599

NET DECREASE IN NET ASSETS FROM OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2007:
Net investment income	19,029
Net loss on investments and foreign currency transactions.	(23,163)

Net decrease in net assets resulting from operations	(4,134)

Distribution to unitholders	(49,092)

NET ASSETS—DECEMBER 31, 2007	$4,982,373

NET DECREASE IN NET ASSETS FROM OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2008:
Net investment loss	(39,546)
Net loss on investments and foreign currency transactions.	(389,058)

Net decrease in net assets resulting from operations	(428,604)

Partners' capital contributions (issued 352,225 common units)	4,407

NET ASSETS—JUNE 30, 2008	$4,558,176

See accompanying notes to the unaudited financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF CASH FLOWS (UNAUDITED)

(Amounts in thousands)

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in net assets resulting from operations	$(428,604)	$306,898
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to cash and cash equivalents provided by (used in) operating activities:
Net investment loss (income) allocated from KKR PEI Investments, L.P.	36,863	(50,444)
Net loss (gain) on investments and foreign currency transactions allocated from KKR PEI Investments, L.P.	389,058	(259,288)
Share-based compensation expense.	24	8
Changes in operating assets and liabilities:
Distribution received from KKR PEI Investments, L.P.	4,990	1,996
Increase in prepaid expenses	(235)	(198)
Increase (decrease) in accrued liabilities	(494)	239
Increase (decrease) in due to affiliate	(666)	32

Net cash flows provided by (used in) operating activities	936	(757)

CASH FLOWS FROM FINANCING ACTIVITIES:
Partners' capital contributions	4,407	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,343	(757)
CASH AND CASH EQUIVALENTS—Beginning of period	452	1,116

CASH AND CASH EQUIVALENTS—End of period	$5,795	$359

See accompanying notes to the unaudited financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

1. BUSINESS

        KKR Private Equity Investors, L.P. ("KPE") is a Guernsey limited partnership that is comprised of (i) KKR Guernsey GP Limited (the "Managing Partner"), which holds 100% of the general partner interests in KPE, and (ii) the holders of limited partner interests in KPE. KPE's limited partner interests consist of one common unit that is held by the Managing Partner, as a limited partner, and 204,902,226 common units that are held by other limited partners. The common units are non-voting and are traded under the symbol "KPE" on Euronext Amsterdam by NYSE Euronext ("Euronext Amsterdam"), the regulated market of Euronext Amsterdam N.V.

        The Managing Partner is a Guernsey limited company that is owned by individuals who are affiliated with Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The Managing Partner is responsible for managing the business and affairs of KPE. KPE seeks to create long-term value by participating in private equity and opportunistic investments identified by KKR. KPE makes all of these investments through KKR PEI Investments, L.P. (the "Investment Partnership"), of which it is the sole limited partner.

        The Investment Partnership invests in private equity investments, opportunistic investments and temporary investments.

  •
  "Private equity investments" consist of investments in limited partner interests in KKR's private equity funds, co-investments in certain portfolio companies of those funds and investments significantly negotiated by KKR involving the issuance of equity or equity-linked securities, which we refer to as negotiated equity investments.

  •
  "Opportunistic investments" are any investments identified by KKR in the course of its business other than private equity investments, including public equities and fixed income investments.

  •
  "Temporary investments" are investments made in connection with cash management activities.

        The Investment Partnership is a Guernsey limited partnership that is comprised of (i) KKR PEI Associates, L.P. (the "Associate Investor"), which holds 100% of the general partner interests in the Investment Partnership, which represented a 0.2% interest as of June 30, 2008 and December 31, 2007, and (ii) KPE, which holds 100% of the limited partner interests in the Investment Partnership, which represented a 99.8% interest as of June 30, 2008 and December 31, 2007. As the Investment Partnership's sole general partner, the Associate Investor is responsible for managing the business and affairs of the Investment Partnership. Because the Associate Investor is itself a Guernsey limited partnership, its general partner, KKR PEI GP Limited (the "Managing Investor"), a Guernsey limited company that is owned by individuals who are affiliated with KKR, is effectively responsible for managing the Investment Partnership's business and affairs.

        The Investment Partnership's limited partnership agreement provides that its investments must comply with the investment policies and procedures that are established from time to time by the Managing Partner's board of directors on behalf of KPE. KPE's investment policies and procedures currently provide, among other things, that the Investment Partnership will invest at least 75% of its adjusted assets in private equity and temporary investments and no more than 25% of its adjusted assets in opportunistic investments. As of June 30, 2008, the Investment Partnership had invested 92.3% of its adjusted assets in private equity and temporary investments and 7.7% of its adjusted assets in opportunistic investments. "Adjusted assets" are defined as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its consolidated statements of assets and liabilities.

        KPE, the Managing Partner, the Investment Partnership, the Associate Investor and the Managing Investor have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing Partner and the board of directors of the Managing Investor.

        On July 27, 2008, KPE and KKR & Co. L.P. ("Acquirer"), together with certain other related parties, entered into a purchase and sale agreement (the "Sale Agreement"), whereby the Acquirer agreed to acquire all of KPE's assets and assume all of KPE's liabilities. The Acquirer is an affiliate of KKR. See Note 13, "Subsequent Events."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The financial statements of KPE were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in U.S. dollars. On October 16, 2007, KPE received a letter from the Netherlands Authority for the Financial Markets ("AFM") in which the AFM granted KPE special dispensation from the requirement to prepare financial statements in accordance with Dutch GAAP and International Financial Reporting Standards so long as KPE's financial statements are prepared in accordance with U.S. GAAP. Prior to the receipt of this letter, KPE's financial statements were prepared in accordance with U.S. GAAP pursuant to a temporary approval from the AFM. KPE utilizes the U.S. dollar as its functional currency.

        Because KPE does not hold a controlling interest in the Investment Partnership and because of the exclusion for investment companies included in Financial Accounting Standards Board ("FASB") Interpretation No. 46, Consolidation of Variable Interest Entities, as amended by Interpretation No. ("FIN") 46(R), KPE does not consolidate the results of operations, assets or liabilities of the Investment Partnership in its financial statements. However, KPE does reflect its proportionate share of the Investment Partnership's net investment income or loss and net gain or loss on investments and foreign currency transactions in its statement of operations. The unaudited consolidated financial statements of the Investment Partnership, including a schedule of its investments, are included elsewhere within this report and should be read in conjunction with KPE's unaudited financial statements.

        The preparation of financial statements in conformity with U.S. GAAP requires the making of estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results may vary from estimates in amounts that may be material to the financial statements. The valuation of KPE's limited partner interests in the Investment Partnership and the underlying valuation of certain of the Investment Partnership's investments involve estimates and are subject to the judgment of the Managing Partner and the Managing Investor, respectively.

        KPE utilizes a reporting schedule comprised of four three-month quarters with an annual accounting period that ends on December 31. Interim results may not be indicative of our results for a full fiscal year. The quarterly periods end on March 31, June 30, September 30 and December 31. The financial results presented herein include activity for the quarters and six months ended June 30, 2008 and June 30, 2007.

Reclassifications

        Certain prior period amounts have been reclassified to conform to the current period's presentation.

Valuation of Limited Partner Interests

        KPE records its investment in the Investment Partnership at fair value. Because valuing investments requires the application of valuation principles to the specific facts and circumstances of the investments, in satisfying their responsibilities, the Managing Partner utilizes the services of KKR to determine the fair values of certain investments and the services of Duff & Phelps, LLC, an independent valuation firm, which performs certain agreed upon procedures with respect to valuations that are prepared by KKR, to confirm that such valuations are not unreasonable. Valuation of investments held by the Investment Partnership is further discussed in the notes to the Investment Partnership's unaudited consolidated financial statements.

Fair Value Measurements

        In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. KPE adopted SFAS No. 157 on January 1, 2007. SFAS No. 157 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

        Investments measured and reported at fair value are classified and disclosed in one of the following categories:

          Level I—A quoted price in an active market provides the most reliable evidence of fair value and is used to measure fair value whenever available.

          Level II—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

          Level III—Pricing inputs are unobservable inputs for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category include KPE's limited partner interests in the Investment Partnership.

        KPE's investments in limited partner interests in the Investment Partnership do not have a readily available market and were valued by the Managing Partner and recorded at the determined fair value. Such limited partner interests are generally valued at an amount that is equal to the aggregate value of the assets, which are net of any related liabilities, of the Investment Partnership that KPE would receive if such assets were sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale and the distribution of the net proceeds from such sales were distributed to KPE in accordance with the Investment Partnership's limited partnership agreement. This amount is generally expected to be equal to the Investment Partnership's consolidated net asset value as of the valuation date, as adjusted to reflect the allocation of consolidated net assets to the Associate Investor. The Investment Partnership's net asset value is expected to increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale of investments and related foreign currency transactions, if any, that it records and the net changes in the unrealized appreciation and/or depreciation and related foreign currency transactions of its investments.

        Because of the inherent uncertainty of the valuation process, the fair value may differ materially from the actual value that would be realized if such investments were sold in an orderly disposition and the resulting net proceeds that would be distributed in accordance with the Investment Partnership's limited partnership agreement.

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash held in banks and liquid investments with maturities, at the date of acquisition, not exceeding 90 days.

Prepaid Expenses

        As of June 30, 2008 and December 31, 2007, prepaid expenses were comprised of insurance payments, which are amortized on a straight-line basis over the related period.

Investment Income

        Income is recognized when earned. KPE records its proportionate share of the Investment Partnership's investment income. In addition, KPE records its own investment income, which was comprised of interest income related to cash management activities during the quarters and six months ended June 30, 2008 and June 30, 2007.

General and Administrative Expenses

        Expenses are recognized when incurred. KPE records its proportionate share of the Investment Partnership's expenses. In addition, KPE records its own general and administrative expenses, which were comprised primarily of KPE's allocated share, if applicable, of the total management fees that are payable under the services agreement, expenses of KKR that are attributable to KPE's operations and reimbursable under the services agreement, professional fees, the directors' fees and expenses that the Managing Partner pays to its independent directors and other administrative costs.

        Neither KPE nor its Managing Partner employs any of the individuals who carry out the day-to-day management and operations of KPE. The investment professionals and other personnel that carry out investment and other activities are members of KKR's general partner or employees of KKR and its subsidiaries. Their services are provided to KPE for its benefit under the services agreement with KKR. None of these individuals, including the Managing Partner's chief financial officer, are required to be dedicated full-time to KPE.

Share-Based Compensation Expense

        KPE accounts for its share-based payment transactions using a fair-value-based measurement method. See Note 8, "Stock Appreciation Rights."

Taxes

        KPE is not a taxable entity in Guernsey and has made a protective election to be treated as a partnership for U.S. federal income tax purposes and, therefore, incurs no U.S. federal income tax liability. Instead, each unitholder takes into account its allocable share of items of income, gain, loss, deduction and credit of KPE in computing its U.S. federal income tax liability. KPE has filed U.S. federal and state tax returns for the 2006 and 2007 tax years, which are subject to the possibility of an audit until the expiration of the applicable statute of limitations.

Distribution Policy

        The Managing Partner has adopted a distribution policy for KPE whereby KPE may make distributions, which will be payable to all unitholders, in an amount in U.S. dollars that is generally expected to be sufficient to permit U.S. unitholders to fund their estimated U.S. tax obligations (including any federal, state and local income taxes) with respect to their distributive shares of taxable net income or gain, after taking into account any withholding tax imposed on KPE. For any particular unitholder, such distributions may not be sufficient to pay the unitholder's actual U.S. or non-U.S. tax liability. Under KPE's limited partnership agreement, distributions to unitholders will be made only as determined by the Managing Partner in its sole discretion.

Guarantees

        Pursuant to FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, at the inception of guarantees issued, KPE will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. KPE did not have any such guarantees in place as of June 30, 2008 or December 31, 2007.

Recently Issued Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

        In July 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, which was effective for fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. KPE adopted FIN No. 48 during the year ended December 31, 2007 and the adoption did not have a material impact on KPE's financial statements.

Measuring Fair Value

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007. KPE adopted SFAS No. 157 during the first quarter of 2008. SFAS No. 157 did not have a material impact on the unaudited financial statements of KPE.

Fair Value Option for Financial Assets and Financial Liabilities

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. KPE adopted SFAS No. 159 during the first quarter of 2008. SFAS No. 159 did not have a material impact on the unaudited financial statements of KPE.

Clarification of the Scope of the Audit and Accounting Guide Investment Companies

        In June 2007, the AICPA issued Statement of Position No. 07-01, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies ("SOP 07-01"). SOP 07-01 addresses whether the accounting principles of the Guide may be applied to an entity by clarifying the definition of an investment company and whether those accounting principles may be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. On October 17, 2007, the FASB board deferred the effective date for applying SOP 07-01 indefinitely. KPE accounts for its investments at fair value and is exempt from consolidation requirements under current accounting rules. As such, KPE does not consolidate the results of operations, assets or liabilities of the Investment Partnership in its financial statements.

Derivative Instruments and Hedging Activities

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. KPE is currently evaluating the impact of adopting SFAS No. 161 on its financial statements.

Hierarchy of Generally Accepted Accounting Principles

        In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 is effective 60 days following the U.S. Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Presented Fairly in Conformity with Generally Accepted Accounting Principles. KPE is currently evaluating the impact of adopting SFAS No. 162 on its financial statements.

3. INVESTMENTS IN LIMITED PARTNER INTERESTS OF THE INVESTMENT PARTNERSHIP

        As of June 30, 2008, KPE's limited partner interests in the Investment Partnership consisted of the following classes:

Type of Investments Held by the Investment Partnership
Class A	Opportunistic and temporary investments
Class B	Co-investments in portfolio companies of KKR's private equity funds and negotiated equity investments
Class C	KKR's private equity funds
Class D	KKR's investment funds that are not private equity funds

        The investments in limited partner interests of the Investment Partnership were as follows, with amounts in thousands:

	Interests
	Class A	Class B	Class C	Class D	Total
Beginning balance as of December 31, 2006	$3,321,084	$950,384	$700,367	$64,110	$5,035,945
Transfers between classes	(3,508,922)	2,307,544	1,084,956	116,422	—
Distribution from the Investment Partnership	(54,082)	—	—	—	(54,082)
Net investment income (loss)	7,736	(2,714)	7,576	13,235	25,833
Net realized gain	17,759	—	87,842	7,595	113,196
Net change in unrealized depreciation	(49,679)	(37,476)	(36,712)	(12,492)	(136,359)

Balance as of December 31, 2007	(266,104)	3,217,738	1,844,029	188,870	4,984,533
Transfers between classes	165,030	(2,337)	(162,693)	—	—
Distribution from the Investment Partnership	(4,990)	—	—	—	(4,990)
Net investment income (loss)	(47,123)	(6,238)	8,309	8,189	(36,863)
Net realized loss	(23,751)	—	(7,554-	(7,216)	(38,521)
Net change in unrealized appreciation (depreciation)	8,091	(324,431)	(18,610)	(15,587)	(350,537)

Balance as of June 30, 2008	$(168,847	$2,884,732	$1,663,481	$174,256	$4,553,622

        Although investments made with KPE's capital by the Investment Partnership do not appear as direct investments in KPE's financial statements, KPE is directly affected by the overall performance of these investments.

4. FAIR VALUE MEASUREMENTS

        As of June 30, 2008, KPE's investments in limited partner interests in the Investment Partnership were valued at $4,553.6 million, which represented approximately 100.0% of KPE's net assets. The fair value of such investments was estimated by the Managing Partner in the absence of readily determinable fair values and was classified as Level III.

        The changes in limited partner interests measured at fair value for which KPE used Level III inputs to determine fair value were as follows, with amounts in thousands:

Fair value of limited partner interests as of December 31, 2007	$4,984,533
Distributions from the Investment Partnership	(4,990)
Net investment loss allocated from the Investment Partnership	(36,863)
Net realized loss on investments allocated from the Investment Partnership	(38,521)
Net unrealized loss on investments and foreign currency transactions allocated from the Investment Partnership	(350,537)

Fair value of limited partner interests as of June 30, 2008	$4,553,622

5. LIABILITIES

        As of June 30, 2008 and December 31, 2007, accrued liabilities were comprised of payments owed to vendors for services provided to KPE in the normal course of business, such as professional fees, and fees and expenses of the Managing Partner's board of directors.

        As of June 30, 2008 and December 31, 2007, the amount due to affiliate of $0.3 million and $0.9 million, respectively, represented reimbursable direct expenses incurred by KKR.

6. COMMON UNITS

        Upon completion of the initial offering and related transactions, KPE had 204,550,001 common units outstanding. The transactions related to the initial offering and related transactions resulted in aggregate net proceeds to KPE of $4,830.1 million. On March 31, 2008, KPE issued 352,225 common units to an affiliate of KKR in accordance with the investment agreement at a price of $12.51 per unit, resulting in total proceeds of $4.4 million. As of June 30, 2008, KPE had 204,902,226 common units outstanding.

        KPE has established a restricted deposit facility for a portion of its common units pursuant to which common units are deposited with a depositary bank in exchange for restricted depositary units ("RDUs") that are evidenced by restricted depositary receipts, subject to compliance with applicable ownership and transfer restrictions. The RDUs have not been listed on any securities exchange.

7. DISTRIBUTABLE EARNINGS (LOSS)

        Distributable earnings (loss) were comprised of the following, with amounts in thousands:

Distributable earnings—December 31, 2006	$205,489
Net decrease in net assets resulting from operations during the year ended December 31, 2007	(4,134)
Distribution to unitholders	(49,092)

Distributable earnings as of December 31, 2007	152,263
Net decrease in net assets resulting from operations during the six months ended June 30, 2008	(428,604)

Distributable loss as of June 30, 2008	$(276,341)

8. STOCK APPRECIATION RIGHTS

        In March 2007, the board of directors of the Managing Partner approved the KKR Private Equity Investors, L.P. 2007 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of options, share appreciation rights ("SARs"), restricted units and other unit-based awards to eligible directors, officers, employees (if any) and key service providers. The plan allows for the issuance of awards with respect to an aggregate of 1,000,000 common units. Compensation expense is measured based on the grant date fair value of the SARs and recognized over the vesting period of the SARs on a straight-line basis.

        As of June 30, 2008, 37,924 SARs were granted to key service providers at a base value not less than the closing price of common units on the date of grant. The weighted average grant date exercise price and fair value of SARs granted was $20.31 and $5.16, respectively. The SARs vest over a four year period and have a term not longer than ten years from the date of grant. As of June 30, 2008, 6,289 SARs were vested.

        The fair values of the SARs were calculated at the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used in the Black-Scholes option-pricing model to value the SARs granted as of June 30, 2008:

Expected life	10 years
Volatility factor	18.3%
Risk-free interest rate	4.4%
Dividend yield	0.0%

        The expected life of the SARs granted was estimated based on the expiration date per the Plan.

        During the quarters and six months ended June 30, 2008 and June 30, 2007, the SARs resulted in share-based compensation expense of less than $0.1 million during each respective period. As of June 30, 2008, there was approximately $0.2 million of total unrecognized compensation cost related to unvested share-based compensation awards granted under the Plan, which does not include the effect of future grants of equity compensation, if any. KPE expects to recognize approximately 17% of this compensation cost during the remainder of 2008 and 33% per year from 2009 to 2010 and 17% in 2011.

9. RELATIONSHIP WITH KKR AND RELATED-PARTY TRANSACTIONS

        In connection with the formation of KPE and the initial offering of its common units, affiliates of KKR contributed $75.0 million in cash to KPE and the Investment Partnership, of which $65.0 million was contributed to KPE in exchange for common units at the initial offering price of $25.00 and $10.0 million was contributed to the Investment Partnership in respect of general partner interests in the Investment Partnership. On March 31, 2008, affiliates of KKR contributed $4.4 million to KPE in exchange for 352,225 additional common units at a price per unit of $12.51 in fulfillment of KKR's obligation to reinvest a portion of the carried interests and incentive distribution rights received by KKR in respect of investments made by the Investment Partnership pursuant to the investment agreement.

        Subject to the supervision of the board of directors of the Managing Partner and the board of directors of the Managing Investor, KKR assists KPE and the Investment Partnership in selecting, evaluating, structuring, diligencing, negotiating, executing, monitoring and exiting investments and managing uninvested capital and also provides financial, legal, tax, accounting and other administrative services. These investment activities are carried out by KKR's investment professionals and KKR's investment committee pursuant to the services agreement or under investment management agreements between KKR and its investment funds.

Services Agreement

        KPE, the Managing Partner, the Investment Partnership, the Associate Investor and the Managing Investor have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing Partner and the board of directors of the Managing Investor.

        The services agreement contains certain provisions requiring KPE and the other service recipients to indemnify KKR and its affiliates with respect to all losses or damages arising from acts not constituting bad faith, willful misconduct or gross negligence. The Managing Partner has evaluated the impact of these guarantees on the financial statements and determined that they are not material at this time.

Management Fees

        Under the services agreement, KPE and the other service recipients have jointly and severally agreed to pay KKR a management fee, quarterly in arrears, in an aggregate amount equal to one-fourth of the sum of:

  (i)
  KPE's equity, as defined in note 1 below, up to and including $3.0 billion multiplied by 1.25%, plus

  (ii)
  KPE's equity in excess of $3.0 billion multiplied by 1%

    (1)
    Generally, subsequent to May 10, 2007, equity for purposes of the management fee is approximately equal to KPE's net asset value, which would be adjusted for any items discussed below, if necessary.

        KKR and its affiliates are paid only one management fee, regardless of whether it is payable pursuant to the services agreement or the terms of the KKR investment funds in which the Investment Partnership is invested.

        For the purposes of calculating the management fee under the services agreement, "equity" is defined as the sum of the net proceeds in cash or otherwise from each issuance of KPE's limited partner interests, after deducting any managers' commissions, placement fees and other expenses relating to the initial offering and related transactions, plus or minus KPE's cumulative distributable earnings or loss at the end of such quarterly period (taking into account actual distributions but without taking into account the management fee relating to such quarterly period and any non-cash equity compensation expense incurred in current or prior periods), as reduced by any amount that KPE paid for repurchases of KPE's limited partner interests.

        The foregoing calculation of "equity" will be adjusted to exclude (i) one-time events pursuant to changes in U.S. GAAP as well as (ii) any non-cash items jointly agreed to by the Managing Partner (with the approval of a majority of its independent directors) and KKR. During the one-year period following the commencement of KPE's operations, through May 10, 2007, for the purpose of the management fee calculation, equity did not include any portion of the proceeds from the initial offering and related transactions while such proceeds were invested in temporary investments or any distributable earnings that were generated by such temporary investments.

        The management fee payable under the services agreement will be reduced in current or future periods by an amount equal to the sum of (i) any cash that KPE and the other service recipients, as limited partners of KKR's investment funds, pay to KKR or its affiliates during such period in respect of management fees of such funds (or capital that KPE contributes to KKR's investment funds for such purposes), regardless of whether such management fees were received by KKR in the form of a management fee or otherwise, (ii) management fees, if any, that KPE may pay third parties in the future in connection with the service recipients' investments and (iii) carried interests and incentive distributions made pursuant to the terms of the investment funds in which the Investment Partnership is invested, subject to certain limitations.

        The reduction of the management fee payable under the services agreement by the amount of carried interests or incentive distribution rights paid pursuant to the terms of KKR's investment funds is limited to 5% of KPE's gross income (other than income that qualifies as capital gains) for U.S. federal income tax purposes for a taxable year minus any gross income earned by or allocated to KPE for U.S. federal income tax purposes during such taxable year that is not "qualifying income" as defined in Section 7704(d) of the U.S. Internal Revenue Code.

        To the extent that the amount of management fee reductions in respect of a particular quarterly period exceed the amount of the fee that would otherwise be payable, KKR will be required to credit the difference against any future management fees that may become payable under the services agreement. Under no circumstances, however, will credited amounts be reimbursed by KKR or reduce the management fee payable in respect of any quarterly period below zero.

        The management fee payable under the services agreement is not subject to reduction based on any other fees that KKR or its affiliates receive in connection with KPE's investments, including any transaction or monitoring fees that are paid by a third party. In addition, the management fee may not be reduced if the Managing Partner determines, in good faith, that a reduction in the management fee would jeopardize the classification of KPE as a partnership for U.S. federal income tax purposes and is only allowable until expenses incurred in connection with KPE's initial offering and related transactions are recouped through profits.

        During the quarters and six months ended June 30, 2008 and June 30, 2007, KPE did not make any payments or accrue any liabilities related to the management fee; however, the Investment Partnership recorded management fee expense of $13.3 million and $26.7 million during the quarter and six months ended June 30, 2008, respectively, and $12.3 million and $19.5 million during the quarter and six months ended June 30, 2007, respectively.

Recoupment through Profits of Expenses Incurred in Connection with KPE's Initial Offering and Related Transactions

        Each investment that is made by the Investment Partnership is subject to either a carried interest or incentive distribution right, which generally entitles the Associate Investor or an affiliate of KKR to receive a portion of the profits generated by the investment. However, until the profits on the Investment Partnership's consolidated investments that are subject to a carried interest or incentive distribution right equal the managers' commissions, placement fees and other expenses incurred in connection with the initial offering and related transactions, (i) the Associate Investor will forego its carried interests and incentive distribution rights on opportunistic investments, temporary investments, co-investments and negotiated equity investments and (ii) the management fee payable under the services agreement may be reduced by the amount of carried interests and incentive distributions made pursuant to the terms of the investment funds in which the Investment Partnership is invested.

        As of June 30, 2008, managers' commissions, placement fees and other expenses incurred in connection with the initial offering and related transactions exceeded the amount of profits related to the carried interests and incentive distribution rights payable on certain of the Investment Partnership's consolidated investments as follows, with amounts in thousands:

Offering costs	$283,640
Versus creditable amounts	85,584

Remainder	$198,056

        Therefore, no carried interests or incentive distributions based on opportunistic investments, temporary investments, co-investments or negotiated equity investments were payable to the Associate Investor as of June 30, 2008.

        The Investment Partnership paid carried interests of $3.4 million for the six months ended June 30, 2008 to KKR's affiliates pursuant to the terms of KKR's private equity funds. There were no carried interests paid during the quarter ended June 30, 2008. The amount of carried interests paid during the 2008 taxable year will be offset against the management fee at year end to the extent permitted. Correspondingly, the profits related to any carried interests offset against the management fee during the 2008 taxable year will be used at year end to determine whether the managers' commissions, placement fees and other expenses incurred in connection with KPE's initial offering and related transactions were recouped.

        Incentive fees of $0.9 million and $1.8 million incurred by SCF during the quarter and six months ended June 30, 2007, respectively, did not reduce the management fees recorded by the Investment Partnership for such period, as determined by the Managing Partner to be in the best interests of KPE's unitholders based on legal and tax advice received from its advisors in light of KPE's classification as a partnership for U.S. federal income tax purposes. Correspondingly, the profits of SCF were not taken into account when determining whether the managers' commissions, placement fees and other expenses incurred in connection with KPE's initial offering and related transactions were recouped.

Reimbursed Expenses

        During the quarter and six months ended June 30, 2008, KPE paid KKR $0.8 million and $2.4 million, respectively, for reimbursable direct expenses incurred pursuant to the services agreement. During the quarter and six months ended June 30, 2007, KPE paid KKR $0.8 million and $1.5 million, respectively, for such expenses. These reimbursed expenses were included in KPE's general and administrative expenses. As of June 30, 2008, KPE's remaining payable of reimbursable direct expenses due to KKR was $0.3 million.

Investment Agreement

        In connection with the initial offering, KPE entered into an investment agreement pursuant to which KKR agreed to cause its affiliates to contribute to KPE, on a periodic basis, an amount equal to 25% of the aggregate pre-tax cash distributions, if any and subject to certain exceptions, that are made in respect of the carried interests and incentive distribution rights in exchange for newly issued common units. The amount that KKR's affiliates will be required to contribute to KPE will equal the sum of:

  •
  Except as described below, 25% of each carried interest cash distribution that is made by a KKR investment fund to the fund's general partner attributable to the capital contributed to the fund by the Investment Partnership (or any person from whom the Investment Partnership acquired its limited partner interest) in connection with a portfolio company investment;

  •
  25% of each carried interest cash distribution that is made to the Associate Investor in respect of co-investments and negotiated equity investments that are made by the Investment Partnership; and

  •
  25% of each incentive cash distribution that is made to the Associate Investor in respect of opportunistic and temporary investments that are made by the Investment Partnership.

        In the case of a carried interest cash distribution that is made to the general partner of a KKR investment fund in connection with a portfolio company investment, where the Investment Partnership has acquired a limited partner interest from another person, KKR's investment obligation applies only to such portion of the cash distribution that relates to the appreciation in the value of the portfolio company investment occurring after the date on which the limited partner interest was acquired by the Investment Partnership.

        Under the investment agreement, affiliates of KKR are generally required to make such contributions on the last business day of the month immediately following the end of the relevant period in respect of which the distributions were made, subject to certain exceptions while the managers' commissions, placement fees and other expenses incurred in connection with KPE's initial offering and related transactions are recouped. The purchase price for the common units that will be issued pursuant to the investment agreement is equal to (i) the average of the high and low sales prices of KPE's common units as quoted by the primary securities exchange on which the common units are listed or trade during the ten business days immediately preceding the issuance of the common units or (ii) if during such ten-day period KPE's common units are not listed or admitted to trading on any securities exchange or there have not been any sales of the common units on the primary securities exchange on which the common units are then listed or admitted to trading, the fair value of the common units will be determined jointly by KKR and the board of directors of the Managing Partner with the special approval of a majority of the Managing Partner's independent directors.

        Under the investment agreement, KKR agreed to cause each affiliate of KKR who receives common units or RDUs pursuant to the investment agreement to enter into a three-year lock-up agreement with respect to the units acquired. The lock-up restrictions may be amended or waived by the Managing Partner.

        The investment and lock-up agreements will terminate automatically, without notice and without liability to KPE, the Managing Partner or KKR, upon the termination of the services agreement. Prior to the termination of the services agreement, the investment and lock-up agreements will be able to be terminated only by an agreement in writing signed by the Managing Partner and KKR.

License Agreement

        KPE, the Managing Partner, the Investment Partnership, the Associate Investor and the Managing Investor, as licensees, entered into a license agreement with KKR pursuant to which KKR granted each party a non-exclusive, royalty-free license to use the name "KKR." Under this agreement, each licensee has the right to use the "KKR" name. Other than with respect to this limited license, none of the licensees has a legal right to the "KKR" name.

Other

        During the year ended December 31, 2007, KPE announced that one or more investment funds managed by KKR may invest from time to time in KPE's common units. The funds investing in KPE's common units include newly formed funds that will be raising capital over time. As part of their strategy, these funds may invest in KPE in accordance with certain investment parameters and also may invest additional capital in other KKR funds and KKR investments as part of their investment objectives. Purchases and sales of KPE's common units are expected to be made through open market transactions over Euronext Amsterdam or in privately negotiated transactions, based on market conditions, the investment strategies of such funds, capital available to such funds and other factors considered relevant. The funds investing in KPE's common units do not include KKR's traditional private equity funds. These investments are not being made by KPE or any entities in which it invests, and they will not reduce the number of common units that KPE has outstanding. As of June 30, 2008, these funds owned 4,667,166 of KPE's common units or 2.3% of common units outstanding.

        As of June 30, 2008, the directors of the Managing Partner had no personal interest in the limited partner interests of the Investment Partnership held by KPE.

        During the six months ended June 30, 2008, KPE did not have any meaningful investment transactions, not including cash management activities, and thus none of KPE's investment transaction volume may be deemed to have been with an affiliate. Accordingly, there were no associated transaction costs.

10. FINANCIAL HIGHLIGHTS

        Financial highlights for KPE were as follows, with amounts in thousands, except per unit and percentage amounts:

	Quarter Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Per unit operating performance:
Net asset value at the beginning of the period	$23.02	$25.39	$24.36	$24.62
Adjustment to beginning net asset value for units issued during the period	—	—	(0.05)	—

	23.02	25.39	24.31	24.62

Income from investment operations:
Net investment income (loss)	(0.08)	0.10	(0.18)	0.23
Net gain (loss) on investments and foreign currency transactions	(0.69)	0.63	(1.90)	1.27

Total from investment operations	(0.77)	0.73	(2.08)	1.50
Capital contributions	—	—	0.02	—

Net asset value at the end of the period	$22.25	$26.12	$22.25	$26.12

Total return (annualized)	(13.6)%	11.6%	(17.3)%	12.3%
Percentages and supplemental data:
Net assets at the end of the period	$4,558,176	$5,342,497	$4,558,176	$5,342,497
Ratios to average net assets:
Total expenses (annualized)	2.9%	1.7%	3.0%	1.4%
Net investment income (loss) (annualized)	(1.6)	1.7	(1.7)	1.9

        The total return and ratios were calculated based on the weighted average net assets.

11. CONTINGENCIES

        As with any partnership, KPE may become subject to claims and litigation arising in the ordinary course of business. The Managing Partner does not believe that there are any pending or threatened legal proceedings that would have a material adverse effect on the financial position, operating results or cash flows of KPE.

12. OTHER INFORMATION

        The unaudited interim financial statements reflect all adjustments which are, in the opinion of the Managing Partner, necessary to fairly state the results for the interim periods presented.

        KPE's investment in the Investment Partnership consists of limited partner interests that are not registered under the U.S. Securities of Act of 1933, as amended (the "Act"). KPE does not have the right to demand the registration of these limited partner interests under the Act. See Note 2, "Summary of Significant Accounting Policies—Valuation of Limited Partner Interests" for a description of the valuation of these limited partner interests.

        As of June 30, 2008 and December 31, 2007, the accumulated undistributed net investment income was $106.0 million and $145.5 million, respectively. The accumulated undistributed net realized gain on investments and foreign currency transactions was $109.2 million and $147.8 million as of June 30, 2008 and December 31, 2007, respectively. The accumulated undistributed net unrealized depreciation on investments and foreign currency transactions was $403.6 million and $53.0 million as of June 30, 2008 and December, 31, 2007, respectively.

        KPE is subject to certain contingencies, as described in Note 11, "Contingencies."

13. SUBSEQUENT EVENTS

        Subsequent to June 30, 2008, there has been a decline in the global economy and financial markets. KPE has not yet completed its September 30, 2008 valuation process; however, it is currently estimated that the aggregate value of its investments as of that date will reflect a decline from June 30, 2008. This decline in value is expected to be reflected as an unrealized loss on investments and foreign currency transactions for the quarter ended September 30, 2008.

        On July 27, 2008, KPE and KKR & Co. L.P. ("Acquirer"), together with certain other related parties, entered into a purchase and sale agreement (the "Sale Agreement"), whereby the Acquirer agreed to acquire all of KPE's assets and to assume all of KPE's liabilities upon the consummation of the transaction (the "Closing") contemplated by the Sale Agreement. The Acquirer is an affiliate of KKR. The Sale Agreement was approved by the Board of Directors of the Managing Partner based on the unanimous recommendation of the independent directors of the Board to approve the transaction.

        In exchange for the receipt of assets, at the Closing the Acquirer will issue to KPE common units representing limited partner interests in the Acquirer ("Acquirer Common Units") and one contingent value interest ("CVI") for each common unit of the Acquirer that they receive. The value of the net assets to be acquired by the Acquirer is expected to be in excess of the total consideration received; therefore, it is expected that KPE will record a loss related to the transaction at the time of the Closing.

        The Acquirer Common Units to be issued to KPE will represent 21% of the equity of Acquirer at the Closing. The CVIs to be issued to KPE will represent the right to receive, on the third anniversary of the Closing and subject to the other terms and conditions thereof, at the election of the principals of the Acquirer, either additional Acquirer Common Units up to 6% of the equity of the Acquirer at the Closing or its cash equivalent as of the Closing.

        At the Closing, the Acquirer Common Units will be listed on the New York Stock Exchange. The CVIs will be separate from the Acquirer Common Units, but will not be listed on any exchange and will not be permitted to be transferred. The Acquirer Common Units issued to KPE will be distributed to the KPE common unit holders (and RDU holders) as of the Closing, after which KPE will dissolve and KPE's common units will be delisted from Euronext Amsterdam. The Closing is expected to occur in the fourth quarter of 2008.

        The Closing is subject to the satisfaction or waiver of a number of conditions, including the consent of the holders representing a majority of KPE's common units, excluding common units whose votes are controlled by KKR and its affiliates. Some or all of these conditions to Closing may not be in the control of KPE, the Acquirer or the other parties to the Sale Agreement, and therefore no assurances can be made as to whether or exactly when the Closing will occur.

* * * * * *

Report of Independent Registered Public Accounting Firm

To the Partners of KKR PEI Investments, L.P.:

        We have audited the accompanying consolidated statements of assets and liabilities of KKR PEI Investments, L.P. (the "Investment Partnership"), including the consolidated schedule of investments, as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in net assets and cash flows for the year ended December 31, 2007 and for the period from April 18, 2006 (Date of Formation) to December 31, 2006. These financial statements are the responsibility of the Investment Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Investment Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of KKR PEI Investments, L.P. as of December 31, 2007 and 2006, and the consolidated results of its operations, changes in net assets and its cash flows for the year ended December 31, 2007 and for the period from April 18, 2006 (Date of Formation) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages F-169–F-177 are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

        As discussed in Note 2 to the consolidated financial statements, the consolidated financial statements include investments valued at $5,446,790,000 (109% of total assets) and $1,743,349,000 (34.5% of total assets) as of December 31, 2007 and 2006, respectively whose fair values have been estimated by management in the absence of readily determinable fair values. Management's estimates are based on information provided by fund managers or the general partners.

/s/  DELOITTE & TOUCHE LLP

New York, New York
February 27, 2008
(October 13, 2008, as to Notes 17 and 18)

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(Amounts in thousands)

	December 31, 2007	December 31, 2006
ASSETS:
Investments, at fair value:
Opportunistic investments—Class A (cost of $512,607 and $154,474, respectively)	$458,792	$158,462
Co-investments in portfolio companies of private equity funds—Class B (cost of $2,635,583 and $950,145, respectively)	2,653,039	958,065
Negotiated equity investments—Class B (cost of $992,582 and $0, respectively)	985,557	—
Private equity funds—Class C (cost of $1,813,751 and $630,508, respectively)	1,847,887	701,818
Non-private equity funds—Class D (cost of $195,869 and $77,472, respectively)	189,345	83,466

	6,134,620	1,901,811
Cash and cash equivalents	255,415	2,139,621
Cash and cash equivalents held by a non-private equity fund	1,091	—
Time deposit	—	1,000,000
Restricted cash	42,237	—
Other assets	8,044	36,002

Total assets	6,441,407	5,077,434

LIABILITIES:
Accrued liabilities	30,730	1,503
Due to affiliates	11,961	5,722
Options written (proceeds of $7,290)	5,265	—
Unrealized loss on foreign currency exchange contracts, net	46,051	5,712
Other liabilities	182	18,098
Revolving credit agreement	1,002,240	—
Long-term debt	350,000	—

Total liabilities	1,446,429	31,035

COMMITMENTS AND CONTINGENCIES	—	—

NET ASSETS	$4,994,978	$5,046,399

NET ASSETS CONSIST OF:
Partners' capital contributions	$4,836,568	$4,836,568
Distributable earnings	158,410	209,831

	$4,994,978	$5,046,399

See accompanying notes to the consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

(Amounts in thousands, except percentage amounts)

		December 31, 2007
Investment	Class	Cost	Fair Value	Fair Value as a Percentage of Net Assets
INVESTMENTS BY TYPE:
Opportunistic investments:	A
Public equities—common stocks		$371,667	$327,497	6.5%
Fixed income investment		140,940	128,760	2.6
Derivative instruments		—	2,535	0.0

		512,607	458,792	9.2

Co-investments in portfolio companies of private equity funds:	B
HCA Inc.		250,000	300,000	6.0
Alliance Boots plc.		301,352	297,747	6.0
Dollar General Corporation		250,000	250,000	5.0
PagesJaunes Groupe S.A.		235,201	229,038	4.6
NXP B.V.		250,000	215,555	4.3
Biomet, Inc.		200,000	200,000	4.0
Energy Future Holdings Corp.		200,000	200,000	4.0
First Data Corporation		200,000	200,000	4.0
The Nielsen Company B.V.		200,000	200,000	4.0
Capmark Financial Group Inc.		137,321	175,500	3.5
ProSiebenSat.1 Media AG		198,885	160,067	3.2
KION Group GmbH.		112,824	125,132	2.5
U.S. Foodservice, Inc.		100,000	100,000	2.0

		2,635,583	2,653,039	53.1

Negotiated equity investments:	B
Sun Microsystems, Inc. convertible senior notes.		701,164	668,150	13.4
Orient Corporation convertible preferred stock.		169,706	198,729	4.0
Aero Technical Support & Services S.à r.l.		121,712	118,678	2.3

		992,582	985,557	19.8

Private equity funds:	C
KKR 2006 Fund L.P.		1,270,416	1,273,596	25.5
KKR European Fund, Limited Partnership		207,695	238,215	4.8
KKR Millennium Fund L.P.		228,365	230,460	4.6
KKR European Fund II, Limited Partnership		83,830	83,226	1.7
KKR Asian Fund L.P.		23,445	22,390	0.4

		1,813,751	1,847,887	37.0

Non-private equity funds—
Investments by KKR Strategic Capital Institutional Fund, Ltd.	D	195,869	189,345	3.8

		$6,150,392	$6,134,620	122.8%

	December 31, 2007
Investment	Cost	Fair Value	Fair Value as a Percentage of Net Assets
INVESTMENTS BY GEOGRAPHY :
North America	$4,011,321	$4,041,570	80.9%
Europe	1,748,529	1,690,352	33.8
Asia Pacific	390,542	402,698	8.1

	$6,150,392	$6,134,620	122.8%

INVESTMENTS BY INDUSTRY :
Financial Services/Banking	$1,123,357	$1,166,962	23.4%
Retail	1,166,242	1,136,759	22.8
Technology	1,126,907	1,057,091	21.2
Media	997,810	918,228	18.4
Health Care	701,750	757,131	15.1
Industrial	501,249	551,587	11.0
Energy/Natural Resources	478,668	487,500	9.8
Chemicals	26,031	37,341	0.7
Consumer Products	28,378	22,021	0.4

	$6,150,392	$6,134,620	122.8%

See accompanying notes to the consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

(Amounts in thousands, except percentage amounts)

		December 31, 2006
Investment	Class	Cost	Fair Value	Fair Value as a Percentage of Net Assets
INVESTMENTS BY TYPE:
Opportunistic investments in public equities—common stock	A	$154,474	$158,462	3.1%

Co-investments in portfolio companies of private equity funds:	B
NXP B.V.		250,000	259,863	5.1
HCA Inc.		250,000	250,000	5.0
The Nielsen Company B.V. (formerly VNU Group B.V.)		200,000	200,000	4.0
Capmark Financial Group Inc.		137,321	135,000	2.7
KION Group GmbH.		112,824	113,202	2.2

		950,145	958,065	19.0

Private equity funds:	C
KKR European Fund, Limited Partnership		270,863	326,932	6.5
KKR Millennium Fund L.P.		164,526	178,157	3.5
KKR 2006 Fund L.P.		139,595	139,595	2.8
KKR European Fund II, Limited Partnership		55,524	57,134	1.1

		630,508	701,818	13.9

Non-private equity funds—
Investments by KKR Strategic Capital Institutional Fund, Ltd.	D	77,472	83,466	1.7

		$1,812,599	$1,901,811	37.7%

INVESTMENTS BY GEOGRAPHY:
Europe		$841,965	$918,830	18.2%
North America		859,590	866,512	17.2
Asia Pacific		111,044	116,469	2.3

		$1,812,599	$1,901,811	37.7%

INVESTMENTS BY INDUSTRY:
Media		$371,178	$388,962	$7.7%
Technology		326,569	338,400	6.7
Health Care		329,952	330,227	6.5
Financial Services/Banking		307,985	315,117	6.3
Industrial		277,273	294,446	5.9
Retail		90,087	117,703	2.3
Energy/Natural Resources		54,887	55,467	1.1
Chemicals		35,698	39,222	0.8
Consumer Products		18,970	22,267	0.4

		$1,812,599	$1,901,811	37.7%

See accompanying notes to consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands)

	Year Ended December 31, 2007	April 18, 2006 (Date of Formation) to December 31, 2006
INVESTMENT INCOME:
Interest income	$102,605	$143,370
Dividend income, net of withholding taxes of $1,446 and $63, respectively	24,197	146

Total investment income	126,802	143,516

EXPENSES:
Management fees	46,629	9,874
Incentive fees	956	1,044
Interest expense	48,557	—
General and administrative expenses	4,677	1,941

Total expenses	100,819	12,859

NET INVESTMENT INCOME	25,983	130,657

REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND FOREIGN CURRENCY:
Net realized gain, net of withholding taxes of $977 and $0, respectively	113,432	34,619
Net change in unrealized appreciation (depreciation)	(136,642)	83,500

Net gain (loss) on investments and foreign currency transactions	(23,210)	118,119

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$2,773	$248,776

See accompanying notes to the consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(Amounts in thousands)

	General Partner	Limited Partner	Total
NET ASSETS—APRIL 18, 2006 (DATE OF FORMATION)	$—	$—	$—

INCREASE IN NET ASSETS FROM OPERATIONS FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION) TO DECEMBER 31, 2006:
Net investment income	290	130,367	130,657
Net realized gain on investments and foreign currency transactions	72	34,547	34,619
Net change in unrealized appreciation on investments and foreign currency transactions	173	83,327	83,500

Net increase in net assets resulting from operations	535	248,241	248,776
Partners' capital contributions	10,000	4,826,568	4,836,568
Fair value of distributions	(81)	(38,864)	(38,945)

INCREASE IN NET ASSETS	10,454	5,035,945	5,046,399

NET ASSETS—DECEMBER 31, 2006	10,454	5,035,945	5,046,399

DECREASE IN NET ASSETS FROM OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2007:
Net investment income	150	25,833	25,983
Net realized gain on investments and foreign currency transactions	236	113,196	113,432
Net change in unrealized depreciation on investments and foreign currency transactions	(283)	(136,359)	(136,642)

Net increase in net assets resulting from operations	103	2,670	2,773
Fair value of distributions	(112)	(54,082)	(54,194)

DECREASE IN NET ASSETS	(9)	(51,412)	(51,421)

NET ASSETS—DECEMBER 31, 2007	$10,445	$4,984,533	$4,994,978

See accompanying notes to the consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31, 2007	April 18, 2006 (Date of Formation) to December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase in net assets resulting from operations	$2,773	$248,776
Adjustments to reconcile net increase in net assets resulting from operations to cash and cash equivalents used in operating activities:
Amortization of deferred financing costs	505	—
Net realized gain	(113,432)	(32,691)
Net change in unrealized depreciation (appreciation) on investments	96,303	(89,212)
Increase in unrealized loss on foreign currency exchange contracts, net	40,339	5,712
Changes in operating assets and liabilities:
Purchase of opportunistic investments	(969,179)	(351,911)
Purchase of options	(1,805)	—
Purchase of co-investments in portfolio companies of private equity funds	(1,685,438)	(950,145)
Purchase of negotiated equity investments	(642,582)	—
Purchase of investments by private equity funds	(1,269,765)	(637,981)
Purchase of investments by KKR Strategic Capital Institutional Fund, Ltd.	(130,031)	(77,472)
Proceeds from sale of opportunistic investments	633,207	228,842
Proceeds from options written	12,528	—
Proceeds from sale of investments by private equity funds	174,934	8,759
Proceeds from sale of investments by KKR Strategic Capital Institutional Fund, Ltd.	19,245	—
Increase in cash and cash equivalents held by a non-private equity fund	(1,091)	—
Decrease (increase) in time deposit	1,000,000	(1,000,000)
Decrease (increase) in other assets	24,058	(36,002)
Increase in restricted cash	(42,237)	—
Increase in accrued liabilities	29,227	1,503
Increase in due to affiliates	6,239	5,722
Increase (decrease) in other liabilities	(17,916)	18,098
Effect of exchange rate fluctuations on cash and cash equivalents	9,245	—

Net cash flows used in operating activities	(2,824,873)	(2,658,002)

CASH FLOWS FROM FINANCING ACTIVITIES—
Borrowings under the revolving credit agreement	999,266	—
Deferred financing costs	(4,405)	—
Distributions to partners	(54,194)	(38,945)
Partners' capital contributions	—	4,836,568

Net cash flows provided by financing activities	940,667	4,797,623

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,884,206)	2,139,621
CASH AND CASH EQUIVALENTS—Beginning of period	2,139,621	—

CASH AND CASH EQUIVALENTS—End of period	$255,415	$2,139,621

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$17,938	$—
NON-CASH FINANCING ACTIVITIES:
Increase in long-term debt related to Sun financing	$350,000	$—
Increase in long-term debt—foreign currency adjustments	2,974	—

See accompanying notes to the consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS

        KKR PEI Investments, L.P. (the "Investment Partnership") is a Guernsey limited partnership that is comprised of (i) KKR PEI Associates, L.P. (the "Associate Investor"), which holds 100% of the general partner interests in the Investment Partnership and is responsible for managing its business and affairs, and (ii) KKR Private Equity Investors, L.P. ("KPE"), which holds 100% of the limited partner interests in the Investment Partnership and does not participate in the management of the business and affairs of the Investment Partnership. The general partner interests and the limited partner interests represented 0.2% and 99.8%, respectively, of the total interests in the Investment Partnership as of December 31, 2007 and December 31, 2006. Because the Associate Investor is itself a Guernsey limited partnership, its general partner, KKR PEI GP Limited (the "Managing Investor"), a Guernsey limited company that is owned by individuals affiliated with Kohlberg Kravis Roberts & Co. L.P. ("KKR"), is effectively responsible for managing the Investment Partnership's business and affairs.

        The Investment Partnership is the partnership through which KPE and the Associate Investor make the following investments:

  •
  "Private equity investments" consist of investments in limited partner interests in KKR's private equity funds, co-investments in certain portfolio companies of those funds and investments significantly negotiated by KKR involving the issuance of equity or equity-linked securities, which we refer to as negotiated equity investments.

  •
  "Opportunistic investments" are any investments identified by KKR in the course of its business other than private equity investments, including public equities and fixed income investments.

  •
  "Temporary investments" are investments made in connection with cash management activities.

        The Investment Partnership's limited partnership agreement provides that its investments must comply with the investment policies and procedures that are established from time to time by the board of directors of KPE's general partner (the "Managing Partner"). The investment policies and procedures currently provide, among other things, that the Investment Partnership will invest at least 75% of its adjusted assets in private equity and temporary investments and no more than 25% of its adjusted assets in opportunistic investments. "Adjusted assets" are defined as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its consolidated statements of assets and liabilities.

        The Investment Partnership's limited partnership agreement establishes four separate and distinct classes of partner interests with separate rights and obligations, as follows:

Type of Investments Held by the Investment Partnership
Class A	Opportunistic and temporary investments
Class B	Co-Investments in portfolio companies of KKR's private equity funds and negotiated equity investments
Class C	KKR's private equity funds
Class D	KKR's investment funds that are not private equity funds

        The Associate Investor may, in its sole discretion, allocate assets and liabilities of the Investment Partnership to the relevant class of interests in accordance with the terms and conditions of the limited partnership agreement. The Managing Investor is effectively responsible for making any such allocations, because the General Partner is itself a limited partnership.

        The Investment Partnership, the Associate Investor, the Managing Investor, KPE and the Managing Partner have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing Investor and the board of directors of the Managing Partner.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The consolidated financial statements of the Investment Partnership were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in U.S. dollars. The consolidated financial statements include the financial statements of the Investment Partnership and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Investment Partnership utilizes the U.S. dollar as its functional currency.

        The preparation of financial statements in conformity with U.S. GAAP requires the making of estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Actual results may vary from estimates in amounts that may be material to the consolidated financial statements. The valuation of the Investment Partnership's investments involves estimates that are subject to the Managing Investor's judgment.

        The Investment Partnership utilizes a reporting schedule comprised of four three-month quarters with an annual accounting period that ends on December 31. The quarterly periods end on March 31, June 30, September 30 and December 31. The financial results presented herein include activity for the year ended December 31, 2007 and for the period from the date of formation on April 18, 2006 to December 31, 2006, referred to as "the partial year ended December 31, 2006." The operations of the Investment Partnership effectively commenced on May 10, 2006, upon receipt of its initial capital funding. Therefore, the activity presented for the partial year ended December 31, 2006 is not comparable to the year ended December 31, 2007.

Valuation of Investments

        The investments carried as assets in the Investment Partnership's consolidated financial statements are valued on a quarterly basis. The Managing Investor is responsible for reviewing and approving valuations of investments that are carried as assets in the Investment Partnership's consolidated financial statements. Because valuing investments requires the application of valuation principles to the specific facts and circumstances of the investments, in satisfying its responsibilities, the Managing Investor utilizes the services of KKR to determine the fair values of certain investments and the services of Duff & Phelps, LLC, an independent valuation firm, who performs certain agreed upon procedures with respect to valuations that are prepared by KKR, to confirm that such valuations are not unreasonable. An investment for which a market quotation is readily available is valued using a market price for the investment as of the end of the applicable accounting period. An investment for which a market quotation is not readily available is valued at the investment's fair value as of the end of the applicable accounting period, as determined in good faith.

Valuation of Investments When a Market Quotation is Readily Available

        An investment for which a market quotation is readily available is valued using period-end market prices. When market prices are used, they do not necessarily take into account various factors which may affect the value that the Investment Partnership would actually be able to realize in the future, such as:

  •
  the possible illiquidity associated with a large ownership position;

  •
  subsequent illiquidity in a market for a company's securities;

  •
  future market price volatility or the potential for a future loss in market value based on poor industry conditions or other conditions; and

  •
  the market's view of overall company and management performance.

        Transactions involving publicly quoted securities are accounted for on the trade date (the date the order to buy or sell is executed). Capital gains and losses on sales of securities are determined on the identified cost basis.

Valuation of Investments When a Market Quotation is Not Readily Available

        Investments that do not have a readily available market value are valued using fair value pricing, as determined in good faith. Generally, investments that do not have a readily available market are valued at an amount that is based on the value the holder would receive if such investments were sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. In certain cases, an investment made by the Investment Partnership may itself not have a readily available market value but is based on a reference asset for which a market quotation is readily available. In these cases, the investment is valued using fair value pricing, as determined in good faith, based on the period-end market prices for the reference asset generally in accordance with the principles discussed above under "Valuation of Investments When a Market Quotation is Readily Available."

        As of December 31, 2007 and December 31, 2006, investments held by the Investment Partnership for which a market quotation was not readily available were valued at $5,446.8 million and $1,743.3 million, respectively, which represented 109.0% and 34.5% of the Investment Partnership's net assets as of December 31, 2007 and December 31, 2006, respectively. The fair values of such investments were estimated by the Managing Investor in the absence of readily determinable fair values. However, because of the inherent uncertainty of the valuation, the estimated fair value may differ materially from the actual value that would be realized if such investments were sold in an orderly disposition between willing parties. Additionally, widespread economic uncertainty, continuing ramifications from the sub-prime mortgage lending crisis and concomitant derivatives losses, slowing capital and consumer spending, indeterminate credit markets, volatile equity returns could have a material impact on the actual value that would be realized if such investments were sold in an orderly disposition between willing parties.

        While there is no single standard for determining fair value in good faith, the methodologies described below are generally followed when the fair value of limited partner interests and individual investments is determined.

Valuation Methodology when Determining Fair Value in Good Faith

Limited partner interests in KKR's private equity funds	Based on the net asset value of each fund, which depends on the fair value of the fund's investments. The Investment Partnership may be required to value such investments at a premium or discount, if other factors lead the Managing Investor to conclude that the net asset value does not represent fair value. Each fund's net asset value will increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale or realization of investments, if any, that the fund records and the net changes in the unrealized appreciation and/or depreciation of its investments.

The fund's investments may be in companies for which a market quotation is or is not readily available including investments for which a market quotation is not readily available but is based on a reference asset for which a market quotation is readily available.

Investments in companies for which a market quotation is not readily available	A market multiple approach that considers a specified financial measure, such as EBITDA, adjusted EBITDA, cash flow revenues or net asset value, or a discounted cash flow or liquidation analysis is generally used. Consideration may also be given to such factors as:
	•	the company's historical and projected financial data;
	•	valuations given to comparable companies;
	•	the size and scope of the company's operations;
	•	expectations relating to the market's receptivity to an offering of the company's securities;
	•	any control associated with interests in the company that are held by KKR and its affiliates including the Investment Partnership;
•
information with respect to transactions or offers for the company's securities (including the transaction pursuant to which the investment was made and the period of time that has elapsed from the date of the investment to the valuation date);
	•	applicable restrictions on transfer;
	•	industry information and assumptions;
	•	general economic and market conditions; and
	•	other factors deemed relevant.

Investments for which a market quotation is not readily available, but is based on a reference asset for which a	The value is generally based on the period-end market price of the reference asset for which a market quotation is readily available, which is adjusted for one or more factors deemed relevant for the fair value of the investment, which may include, but are not limited to:
market quotation is readily available	• •	terms and conditions of the investment; discount for lack of marketability;
	•	borrowing costs;
	•	time to maturity of the investment; and
	•	volatility of the reference asset for which a market quotation is readily available.

Foreign Currency

        Investments denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of foreign currency denominated investments are translated into U.S. dollar amounts on the respective dates of such transactions. The Investment Partnership does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in fair value. Such fluctuations are included within the net realized and unrealized gain or loss from investments and foreign currency transactions in the consolidated statements of operations.

Derivatives

        The Investment Partnership purchases derivative financial instruments for investing purposes, which include total return swaps and options. The purchases of these derivative financial instruments are opportunistic investments. In a total return swap, the Investment Partnership has the right to receive any appreciation and dividends from a reference asset with a specified notional amount and has an obligation to pay to the counterparty any depreciation in the valuation of the reference asset, interest based on the notional amount and any other charge agreed to with the counterparty.

        When the Investment Partnership writes an option, an amount equal to the premium received is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Investment Partnership on the expiration date as realized gains from investments. The difference between the premium and amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Investment Partnership has realized a gain or loss. If a put option is exercised, the premium reduces the cost basis of the securities purchased by the Investment Partnership. The Investment Partnership, as writer of an option, bears the market risk of an unfavorable change in the price of the security underlying the written option. See Note 4, "Derivatives" for transactions in call options written during the year ended December 31, 2007.

        The risks of entering into swap and option agreements include, but are not limited to, the possible lack of liquidity, failure of the counterparty to meet its obligations and unfavorable changes in the underlying investments. The counterparties to the Investment Partnership's derivative agreements are major financial institutions with which the Investment Partnership and its affiliates may also have other financial relationships. The Investment Partnership endeavors to minimize its risk of exposure by dealing with reputable counterparties.

        Derivative contracts, including total return swap and option contracts, are recorded at estimated fair value with changes in fair value recorded as unrealized appreciation or depreciation. The fair values of total return swap contracts are included within opportunistic investments and options written are included in liabilities in the Investment Partnership's statements of assets and liabilities.

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash held in banks and liquid investments with maturities, at the date of acquisition, not exceeding 90 days. As of December 31, 2007 and December 31, 2006, substantially all of the cash and cash equivalents balances were held by reputable financial institutions in interest-bearing time deposits. During the year ended December 31, 2007, interest was earned at rates ranging from 3.1% to 5.3% compared to rates ranging from 5.0% to 5.5% during the partial year ended December 31, 2006.

Cash and Cash Equivalents Held by a Non-Private Equity Fund

        Cash and cash equivalents held by a non-private equity fund consist of cash held in banks and highly liquid investments with maturities, at the date of acquisition, not exceeding 90 days.

Time Deposit

        As of December 31, 2006, the time deposit consisted of a short-term deposit with an original maturity of greater than 90 days. The time deposit matured during the year ended December 31, 2007. Interest was earned at rates ranging from 5.4% to 5.5%.

Restricted Cash

        As of December 31, 2007, restricted cash primarily represented amounts pledged to third parties in connection with certain derivative transactions.

Other Assets

        As of December 31, 2007, other assets consisted primarily of interest receivable, debt issuance costs and other receivables. As of December 31, 2006, other assets consisted primarily of prepaid transaction costs and interest and other receivables.

Accrued Liabilities

        As of December 31, 2007, accrued liabilities were primarily comprised of accrued interest and payments owed to vendors for services provided to the Investment Partnership, such as professional fees. As of December 31, 2006, accrued liabilities were primarily comprised of payments owed to vendors for services provided to the Investment Partnership, such as professional fees, and withholding taxes.

Due to Affiliates

        The amount due to affiliates was comprised of the following, with amounts in thousands:

	December 31, 2007	December 31, 2006
Management fees payable to KKR by the Investment Partnership	$10,767	$4,596
Management and incentive fees payable to KKR by SCF	1,194	1,126

	$11,961	$5,722

Foreign Currency Contracts

        The Investment Partnership has entered into forward foreign currency exchange contracts to economically hedge against foreign currency exchange rate risks on certain non-U.S. dollar denominated investments. The Investment Partnership agreed to deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed-upon future date. The net loss on the contracts is the difference between the forward foreign exchange rates at the dates of entry into the contracts and the forward rates at the reporting date and is included in the consolidated statements of assets and liabilities. These foreign currency exchange contracts involve market risk and/or credit risk in excess of the amounts recognized in the statements of assets and liabilities. Risks arise from movements in currency, security values and interest rates and the possible inability of the counterparties to meet the terms of the contracts.

Other Liabilities

        Other liabilities are comprised of liabilities related to the Investment Partnership's non-private equity fund investment. As of December 31, 2007, other liabilities were comprised primarily of payments owed to vendors. As of December 31, 2006, other liabilities were comprised primarily of securities sold under agreements to repurchase, amounts due to broker, interest payable, derivative liabilities and payments owed to vendors for services provided.

Income Recognition

        The assets of the Investment Partnership generate income in the form of capital gains, dividends and interest. Income is recognized when earned. The Investment Partnership also records income or loss in the form of unrealized appreciation or depreciation from investments and foreign currency transactions at the end of each quarterly accounting period when investments are valued. See "Valuation of Investments" above. When an investment carried as an asset is sold and a resulting gain or loss is realized, including any related gain or loss from foreign currency transactions, an accounting entry is made to reverse any unrealized appreciation or depreciation previously recorded in order to ensure that the realized gain or loss recognized in connection with the sale of the investment does not result in the double counting of the previously reported unrealized appreciation or depreciation.

Expenses

        Expenses are recognized when incurred and consist primarily of the Investment Partnership's allocated share, if applicable, of the total management fees that are payable under the services agreement, incentive fees, interest expense, expenses of KKR that are attributable to the Investment Partnership's operations and reimbursable under the services agreement and general and administrative expenses.

        Incentive fees were comprised of fees incurred by SCF. See Note 11, "Distributions."

        Interest expense was comprised primarily of interest related to outstanding borrowings under the Investment Partnership's revolving credit facility, the Investment Partnership's financing of its investment in Sun Microsystems, Inc. ("Sun"), the amortization of debt financing costs and commitment fees associated with the revolving credit facility. See Note 6, "Revolving Credit Agreement and Long-Term Debt." In addition, and less significantly, interest expense related to outstanding borrowings by SCF was included in interest expense.

        General and administrative expenses included professional fees and other administrative costs.

Taxes

        The Investment Partnership is not a taxable entity in Guernsey and has made a protective election to be treated as a partnership for U.S. federal income tax purposes and, therefore, incurs no U.S. federal income tax liability. Certain subsidiaries of the Investment Partnership have also made elections to be treated as disregarded entities for U.S. federal income tax purposes. Each partner takes into account its allocable share of items of income, gain, loss and deduction of the Investment Partnership in computing its U.S. federal income tax liability. Items of income, gain, loss, deduction and credit of certain of the Investment Partnership's subsidiaries are treated as items of the Investment Partnership for U.S. federal income tax purposes.

Concentration of Credit Risk

        As of December 31, 2007, the majority of the Investment Partnership's cash and cash equivalents balances were held by two financial institutions.

Guarantees

        In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. ("FIN") 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, which elaborates on the disclosures to be made in the financial statements of a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. Under FIN No. 45, at the inception of guarantees issued, the Investment Partnership and its subsidiaries will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. The Investment Partnership and its subsidiaries did not have such guarantees in place as of December 31, 2007 or December 31, 2006.

Recently Issued Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

        In July 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, which was effective for fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. The Investment Partnership adopted FIN No. 48 during the year ended December 31, 2007. FIN No. 48 did not have a material impact on the consolidated financial statements of the Investment Partnership.

Measuring Fair Value

        In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007. The Investment Partnership is currently evaluating the impact of adopting SFAS No. 157 on its consolidated financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Investment Partnership is currently evaluating the impact of adopting SFAS No. 159 on its consolidated financial statements.

3. INVESTMENTS

Significant Investments

        The Investment Partnership's significant investments, which include aggregate private equity investments, with fair values in excess of 5% of the Investment Partnership's net assets were as follows, with amounts in thousands, except percentages:

	December 31, 2007
	Cost	Fair Value	Fair Value as a Percentage of the Investment Partnership's Net Assets
Sun Microsystems, Inc.(1)	$701,164	$668,150	13.4%
Alliance Boots plc(2)	490,008	486,403	9.7
First Data Corporation(2)	469,633	469,633	9.4
Energy Future Holdings Corp.(2)	413,636	413,636	8.3
HCA Inc.(2)	323,582	385,355	7.7
Dollar General Corporation(2)	371,288	371,288	7.4
Biomet, Inc.(2)	333,252	333,252	6.7

	$3,102,563	$3,127,717	62.6%

(1)
The Investment Partnership financed $350.0 million related to the Sun investment, for a net fair value investment of $318.2 million, or 6.4% of the Investment Partnership's total net assets. See Note 6, "Long-term Debt" for financing information.

(2)
Investments in such companies include the co-investment in the underlying portfolio company and the limited partner interest equal to the Investment Partnership's pro rata share of KKR's private equity fund investment as detailed in the table on the following page.

	December 31, 2006
	Cost	Fair Value	Fair Value as a Percentage of the Investment Partnership's Net Assets
HCA Inc.	$315,344	$315,344	6.2%
NXP B.V.	281,204	291,067	5.8

	$596,548	$606,411	12.0%

        The following significant investments were comprised of co-investments in the underlying portfolio company and limited partner interests equal to the Investment Partnership's pro rata share of KKR's private equity funds' aggregate investment in such portfolio company, with amounts in thousands:

	December 31, 2007
	Fair Value of Co-Investment	Pro Rata Share of KKR's Private Equity Fund Investment	Aggregate Fair Value
Alliance Boots plc	$297,747	$188,656	$486,403
First Data Corporation	200,000	269,633	469,633
Energy Future Holdings Corp.	200,000	213,636	413,636
HCA Inc.	300,000	85,355	385,355
Dollar General Corporation	250,000	121,288	371,288
Biomet, Inc.	200,000	133,252	333,252

	$1,447,747	$1,011,820	$2,459,567

	December 31, 2006
	Fair Value of Co-Investment	Pro Rata Share of KKR's Private Equity Fund Investment	Aggregate Fair Value
HCA Inc.	$250,000	$65,344	$315,344
NXP B.V.	259,863	31,204	291,067

	$509,863	$96,548	$606,411

Non-Private Equity Funds—KKR Strategic Capital Institutional Fund

        Non-private equity fund investments consist of investments by KKR Strategic Capital Institutional Fund, Ltd. ("SCF"). SCF is a KKR opportunistic credit fund principally investing in Strategic Capital Holdings I, L.P. ("SCH"), which in turn invests in debt securities alongside funds managed by investment professionals affiliated with KKR Financial LLC. SCH is a shared investment partnership formed in the second quarter of 2007, of which SCF owns approximately 14.0%. As of December 31, 2006, SCF invested in securities and in KKR Financial Holdings I, L.P. ("KFH"), of which SCF owned a limited partnership interest. KFH was the primary beneficiary of four special purpose entities formed to complete secured borrowing transactions to finance investments in corporate loans and securities. As of December 31, 2007, investments in securities and investments previously made in KFH were made in SCH. The fair value of non-private equity fund investments was comprised of the following, with amounts in thousands:

	December 31, 2007	December 31, 2006
Investment in Strategic Capital Holdings I, L.P., at fair value	$182,772	$—
Investment in KKR Financial Holdings I, L.P., at fair value	—	12,609
Special investments, at fair value	6,573	1,430
Securities, at fair value	—	36,750
Corporate loans, at fair value	—	1,569
Cash and cash equivalents	—	—
Restricted cash	—	26,046
Other assets	—	5,062

	$189,345	$83,466

        As of December 31, 2007, SCF's investment in SCH was comprised of the following allocated portion of net assets held by SCH, with amounts in thousands:

December 31, 2007
Assets:
Cash and cash equivalents	$33,092
Restricted cash and cash equivalents	45,492
Securities, at fair value	45,208
Corporate loans, at fair value	3,413
Reverse repurchase agreements	15,660
Derivative assets	3,119
Collateralized loan obligation ("CLO") junior notes in affiliates	73,765
Investments in unconsolidated affiliates	20,688
Principal and interest receivable	4,404
Interest receivable from affiliated CLOs	3,949
Other assets	568

Total assets	249,358

Liabilities:
Repurchase agreements	37,173
Interest payable	300
Securities sold, not yet purchased	19,363
Derivative liabilities	9,750

Total liabilities	66,586

Net assets	$182,772

        As of December 31, 2007 and December 31, 2006, SCF had an investment balance of $6.6 million and $1.4 million, respectively, in special investments. Special investments are certain investments, acquired through direct investment or private placement that are believed to be liquid, lack a readily assessable market value or should be held until the resolution of a special event or circumstance.

        In addition to the aggregate private equity investments reflected above under "Significant Investments," SCF invested in debt securities in these portfolio companies as follows, with amounts in thousands:

	Fair Value as of December 31, 2007	Fair Value as of December 31, 2006
Energy Future Holdings Corp.	$4,941	$—
HCA Inc.(1)	(654)	10,299
Dollar General Corporation	4,427	—
Biomet, Inc.	2,313	—

	$11,027	$10,299

    (1)
    Investments in debt securities were executed with derivative instruments.

4. DERIVATIVES

        The Investment Partnership purchased derivative financial instruments for investing purposes, which included total return swaps and options, and were held at fair value. The fair value of the derivative instruments included in opportunistic investments in the Investment Partnership's statement of assets and liabilities and related notional amounts as of December 31, 2007 were $2.5 million and $49.7 million, respectively. Changes in the fair value of these financial instruments were recognized in the results of operations.

        Transactions in call options written during the year ended December 31, 2007 were as follows, with premiums received in thousands:

	Number of Contracts	Premiums Received
Options outstanding as of December 31, 2006	—	$—
Options written	29,132	12,528
Options terminated in closing purchase transactions	(18,228)	(5,238)
Options expired	—	—
Options exercised	—	—

Options outstanding as of December 31, 2007	10,904	$7,290

        As of December 31, 2007, premiums received with respect to call options written of $7.3 million were recorded net of a $2.0 million unrealized gain, for a fair value of $5.3 million, on the Investment Partnership's statement of assets and liabilities.

        See Note 18, "Subsequent Events" for information on an interest rate swap transaction entered into in December 2007, with an effective date of February 25, 2008.

5. FORWARD CURRENCY CONTRACTS

        The Investment Partnership's net unrealized loss on foreign currency exchange contracts was comprised of the following, with amounts in thousands:

	December 31, 2007	December 31, 2006
€196.9 million vs. $265.6 million for settlement in September 2011	$15,343	$5,053
€180.7 million vs. $246.3 million for settlement in February 2012	13,638	—
€150.0 million vs. $209.0 million for settlement in February 2013	8,111	—
€85.8 million vs. $117.9 million for settlement in December 2011	4,691	659
¥10.0 billion vs. $91.6 million for settlement in June 2010	3,995	—
€17.0 million vs. $24.1 million for settlement in November 2008	348	—
€18.4 million vs. $25.0 million for settlement in November 2009	(75)	—

	$46,051	$5,712

6. REVOLVING CREDIT AGREEMENT AND LONG-TERM DEBT

Revolving Credit Agreement

        In June 2007, the Investment Partnership entered into a revolving Credit Agreement (the "Credit Agreement") with a syndicate of financial institutions. The Credit Agreement provides for up to $1.0 billion of senior secured credit, subject to availability under a borrowing base determined by the value of certain investments of the Investment Partnership pledged as collateral security for its obligations under the Credit Agreement. The borrowing base is subject to certain investment concentration limitations and the value of the investments constituting the borrowing base is subject to certain advance rates based on type of investment.

        Pursuant to the terms of the Credit Agreement, the Investment Partnership has an option to seek an increase of the commitments available under the Credit Agreement up to a maximum amount of $2.0 billion, subject to the satisfaction of certain customary conditions, including the consent of the lenders thereto.

        The interest rates applicable to loans under the Credit Agreement are generally based on either (i) the greater of the administrative agent's base rate or U.S. federal funds rate plus a specified margin of 0.5% or (ii) the Eurodollar rate plus a specified margin ranging from 0.75% to 1.0%, depending on the relevant assets constituting the borrowing base. In addition, the Investment Partnership must pay an annual commitment fee of 0.2% on the undrawn commitments under the Credit Agreement. During the year ended December 31, 2007, interest expense related to borrowings under the Credit Agreement, including commitment fees and the amortization of debt financing costs, were $26.8 million.

        Pursuant to covenants in the Credit Agreement, the Investment Partnership must maintain a ratio of senior secured debt to total assets of 50% or less. In addition, the Credit Agreement contains certain other customary covenants as well as certain customary events of default. As of December 31, 2007, the Investment partnership was in compliance with all covenants in all material respects.

        The Credit Agreement will expire on June 11, 2012, unless earlier terminated upon an event of default. Borrowings under the Credit Agreement may be used for general business purposes of the Investment Partnership, including the acquisition and funding of investments. As of December 31, 2007, the Investment Partnership had $1,002.2 million of borrowings outstanding, which included $999.2 million of borrowings and $3.0 million of foreign currency adjustments (an unrealized loss of $6.2 million and an unrealized gain of $3.2 million related to borrowings denominated in Canadian dollars and British pounds sterling, respectively). If total borrowings outstanding exceed 105% of the $1.0 billion available under the Credit Agreement due to fluctuations in foreign exchange rates, the Investment Partnership may be required to make prepayments on outstanding borrowings. As of December 31, 2007, the Investment Partnership was not subject to such prepayment requirements.

Long-Term Debt

        In addition, during the year ended December 31, 2007, the Investment Partnership entered into a financing arrangement with a major financial institution with respect to $350.0 million of its $700.0 million convertible notes investment in Sun.

        The financing was structured through the use of total return swaps. Pursuant to the terms of the financing arrangement, $350.0 million of the Sun convertible notes are directly held by the Investment Partnership and have been pledged to the financial institution as collateral (the "Pledged Notes") and the remaining $350.0 million of the Sun convertible notes are directly held by the financial institution (the "Swap Notes"). Pursuant to the security agreements with respect to the Pledged Notes, the Investment Partnership has the right to vote the Pledged Notes and the financial institution is obligated to follow the instructions of the Investment Partnership, subject to certain exceptions, so long as default does not exist under the security agreements or the underlying swap agreements. The Investment Partnership is also restricted from transferring the Pledged Notes without the consent of the financial institution.

        At settlement, the Investment Partnership will be entitled to receive payment equal to any appreciation on the value of the Swap Notes and the Investment Partnership will be obligated to pay to the financial institution any depreciation on the value of the Swap Notes. In addition, the financial institution is obligated to pay the Investment Partnership any interest that would be paid to a holder of the Swap Notes when payment would be received by the financial institution. The per annum rate of interest payable by the Investment Partnership for the financing is equivalent to the three-month LIBOR plus 0.90%, which accrues during the term of the financing and is payable at settlement. The financing provides for early settlement upon the occurrence of certain events, including an event based on the value of the collateral and other events of default. During the year ended December 31, 2007, interest expense related to the Investment Partnership's financing of the Sun investment was $20.4 million.

        The Investment Partnership believes the carrying value of its debt approximates fair value as of December 31, 2007.

        As of December 31, 2007, the Investment Partnership's scheduled principal payments for borrowings under the Credit Agreement and long-term debt related to the financing of Sun were as follows, with amounts in thousands:

		Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Revolving credit agreement	$1,002,240	$—	$—	$1,002,240	$—
Long-term debt	350,000	—	—	175,000	175,000

Total	$1,352,240	$—	$—	$1,177,240	$175,000

7. PARTNERSHIP EQUITY

        To provide the Investment Partnership and its subsidiaries with capital for making investments, KPE contributed $4.8 billion to the Investment Partnership, which represented substantially all of the cash contributions that KPE received in connection with its initial offering and related transactions. In exchange, KPE received 100% of the limited partner interests in the Investment Partnership. In connection with the formation of the Investment Partnership, the Associate Investor made a $10.0 million cash contribution in respect of its general partner interest. Distributable earnings are allocated in accordance with the limited partnership agreement. During the year ended December 31, 2007, distributions in the amount of $54.2 million were made to the limited and general partners based on their ownership percentages.

8. DISTRIBUTABLE EARNINGS

        The Investment Partnership's distributable earnings were comprised of the following, with amounts in thousands:

	Interests
	Opportunistic and Temporary Investments	Co-Investments and Negotiated Equity Investments	Private Equity Funds	Non-Private Equity Funds	Total
Distributable earnings—April 18, 2006 (date of formation)	$—	$—	$—	$—	$—
Net increase in net assets resulting from operations for the period from April 18, 2006 (date of formation) to December 31, 2006	167,703	2,208	72,957	5,908	248,776
Distribution to partners	(38,945)	—	—	—	(38,945)

Distributable earnings as of December 31, 2006	128,758	2,208	72,957	5,908	209,831
Net increase (decrease) in net assets resulting from operations during the year ended December 31, 2007	(24,138)	(40,275)	58,830	8,356	2,773
Distribution to partners	(54,194)	—	—	—	(54,194)

Distributable earnings (loss) as of December 31, 2007	$50,426	$(38,067)	$131,787	$14,264	$158,410

        The Investment Partnership's distributions to its general and limited partners were based on their pro rata partner interests.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. OPERATING RESULTS OF THE INVESTMENT PARTNERSHIP

        Operating results for the general and limited partners of the Investment Partnership were as follows, with amounts in thousands. Income and expenses were allocated to the general partner and limited partner based on their respective ownership percentages.

	Year Ended December 31, 2007
	General Partner	Limited Partner	Total
Investment income:
Interest income	$212	$102,393	$102,605
Dividend income, net of withholding taxes of $3, $1,443 and $1,446, respectively	50	24,147	24,197

Total investment income	262	126,540	126,802

Expenses:
Management fees	—	46,629	46,629
Incentive fees	2	954	956
Interest expense	101	48,456	48,557
General and administrative expenses	9	4,668	4,677

Total expenses	112	100,707	100,819

Net investment income	150	25,833	25, 983

Realized and unrealized gain (loss) from investments and foreign currency:
Net realized gain, net of withholding taxes of $2, $975 and $977, respectively	236	113,196	113,432
Net change in unrealized depreciation	(283)	(136,359)	(136,642)

Net loss on investments and foreign currency transactions	(47)	(23,163)	(23,210)

Net increase in net assets resulting from operations	$103	$2,670	$2,773

	April 18, 2006 (Date of Formation) to December 31, 2006
	General Partner	Limited Partner	Total
Investment income:
Interest income	296	143,074	143,370
Dividend income, net of withholding taxes of $0, $63 and $63, respectively	—	146	146

Total investment income	$296	$143,220	$143,516

Expenses:
Management fees	—	9,874	9,874
General and administrative expenses	4	1,937	1,941
Incentive fees	2	1,042	1,044

Total expenses	6	12,853	12,859

Net investment income	290	130,367	130,657

Realized and unrealized gain from investments and foreign currency:
Net realized loss	72	34,547	34,619
Net change in unrealized appreciation	173	83,327	83,500

Net gain on investments and foreign currency	245	117,874	118,119

Net increase in net assets resulting from operations	$535	$248,241	$248,776

10. NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION)

        The net change in unrealized appreciation (depreciation) was as follows, with amounts in thousands:

	Year Ended December 31, 2007			April 18, 2006 (Date of Formation) to December 31, 2006
		Reversal of Net Unrealized Appreciation Related to the Sale of Investments
	Unrealized Appreciation (Depreciation)		Total Unrealized Appreciation (Depreciation)	Total Unrealized Appreciation (Depreciation)
Opportunistic investments	$(55,521)	$(530)	$(56,051)	$3,988
Foreign currency adjustments—temporary investments	6,271	—	6,271	—

	(49,250)	(530)	(49,780)	3,988

Co-investments:
HCA Inc.	50,000	—	50,000	—
Capmark Financial Group Inc.	40,500	—	40,500	(2,321)
NXP B.V.	(54,597)	—	(54,597)	4,810
ProSiebenSat.1 Media AG	(46,929)	—	(46,929)	—
PagesJaunes Groupe S.A.	(19,801)	—	(19,801)	—
Other co-investments	4,292	—	4,292	(281)

	(26,535)	—	(26,535)	2,208

Negotiated equity investments:
Orient Corporation	25,028	—	25,028	—
Sun Microsystems, Inc.	(33,014)	—	(33,014)	—
Aero Technical Support & Services S.à r.l.	(3,034)	—	(3,034)	—

	(11,020)	—	(11,020)	—

Investments in private equity funds:
KKR 2006 Fund.	3,180	—	3,180	—
KKR European Fund	1,377	(26,926)	(25,549)	56,069
KKR Millennium Fund.	(5,419)	(5,705)	(11,124)	13,631
KKR European Fund II	(2,169)	(72)	(2,241)	1,610
KKR Asian Fund	(1,055)	—	(1,055)	—

	(4,086)	(32,703)	(36,789)	71,310

Investments in a non-private equity fund	(12,518)	—	(12,518)	5,994

	$(103,409)	$(33,233)	$(136,642)	$83,500

11. DISTRIBUTIONS

        The Associate Investor determines, in its sole discretion, the amount and timing of distributions in respect of the Class A, Class B, Class C and Class D partner interests. If and when made, the distributions will be made pro rata in accordance with the partner's percentage interests, except as otherwise discussed below. During the year ended December 31, 2007, the Investment Partnership made distributions of $54.2 million to its general and limited partners based on their pro rata partner interests, of which $49.2 million was used by KPE to pay distributions to its unitholders and $5.0 million was used for working capital requirements.

        Except as described below, each investment that is made by the Investment Partnership is subject to either a carried interest or incentive distribution right, which generally entitles the Associate Investor or an affiliate of KKR to receive a portion of the profits generated by the investment.

        Gains and losses from investments of any particular investment class are not netted against gains and losses from any other investment class when computing amounts that are payable in respect of carried interests and incentive distribution rights discussed below.

        Until the profits on the Investment Partnership's consolidated investments that are subject to a carried interest or incentive distribution right equal the managers' commissions, placement fees and other expenses incurred in connection with KPE's initial offering and related transactions, the Associate Investor will forego its carried interest and incentive distribution rights on opportunistic, temporary investments, co-investments and negotiated equity investments, subject to certain limitations. See Note 12, "Relationship with KKR and Related Party Transactions—Carried Interests and Incentive Distributions."

Distributions in Respect of Class A; Opportunistic and Temporary Investments	•	The Associate Investor is entitled to an incentive distribution in an amount equal to 20% of the amount of the annual appreciation in the net asset value of opportunistic and temporary investments, after any previously incurred unrecouped losses have been recovered.
	•	Appreciation is measured at the end of each annual accounting period.
	•	The amount of appreciation is increased to reflect withdrawals of capital and decreased to reflect capital contributions for opportunistic and temporary investments.
	•	Incentive distribution payable is temporarily waived, as discussed in Note 12, "Relationship with KKR and Related Party Transactions—Carried Interests and Incentive Distributions."

        During the one-year period following the commencement of the Investment Partnership's operations, through May 10, 2007, the appreciation in the value of temporary investments was disregarded for the purposes of calculating the Associate Investor's incentive distribution.

        If the Investment Partnership does not distribute the entire incentive distribution after the end of the applicable period, the undistributed amount will, for the purpose of calculating the Associate Investor's percentage interest, be treated as being contributed by the Associate Investor to the partnership as a capital contribution.

        To the extent that the Investment Partnership acquires any interest in a private equity fund or other investment fund sponsored by KKR or any of its affiliates at a price that is greater or less than the net asset value of the fund that is allocable to such interest, the calculation of the incentive distribution to be paid to the General Partner in respect of its Class A interest for the annual accounting period during which the disposition of all remaining assets of such fund occurs will be adjusted as follows:

  •
  For any interest acquired at a discount, a gain will be reflected equal to the difference, if positive, between (i) the net asset value of the fund that is allocable to such interest at the date of acquisition or, if lower, the value realized and distributed in respect of such interest from the disposition of all fund assets from and after date of acquisition (in each case reduced by any capital contributed to the fund by the Investment Partnership or its subsidiaries since the date of acquisition) and (ii) the price at which such interest was acquired.

  •
  For any interest acquired at a premium, a loss will be reflected equal to the difference, if positive, between (i) the price at which such interest was acquired and (ii) net asset value of the fund that is allocable to such interest at the date of acquisition or, if higher, the value realized and distributed in respect of such interest from the disposition of all fund assets from and after date of acquisition (in each case reduced by any capital contributed to the fund by the Investment Partnership since the date of acquisition).

        To the extent that the Investment Partnership disposes of any interest in a KKR fund at a price that is greater or less than net asset value, a similar adjustment will be performed. For purposes of the above, the Associate Investor may elect to deem the disposition of all remaining assets of a fund to have occurred by valuing, for such purposes, all remaining fund assets at zero.

Distributions in Respect of Class B; Co-Investments in Portfolio Companies and Negotiated	•	The Associate Investor is entitled to a carried interest of 20% on the net realized returns on each co-investment or negotiated equity investment.
Equity Investments	•	Realized returns are calculated after the capital contribution for a particular investment has been recovered and all prior realized losses for other co-investments and negotiated equity investments have been recovered.
	•	The Associate Investor may make distributions to itself in respect of its Class B carried interest without making corresponding distributions to the limited partner.
	•	Carried interest payable is temporarily waived, as discussed in Note 12, "Relationship with KKR and Related Party Transactions—Carried Interests and Incentive Distributions."

Distributions in Respect of Class C; Investments in KKR's Private Equity Funds	•	The Associate Investor is not entitled to a carried interest or incentive distribution right with respect to the Class C interest; however, the general partner of KKR's private equity funds are generally entitled to a carried interest of 20% on the net realized return on each portfolio investment.
•
Realized returns are generally calculated after capital contributions for the particular portfolio investment have been returned to limited partners, realized losses on other portfolio investments of the fund have been recovered and certain unrealized losses (e.g., certain write-downs in the value of certain portfolio investments), if any, have been recovered.
	•	The realized gains and losses of portfolio investments are not netted across funds and each carried interest applies only to the results of an individual fund.
•
Class C carried interests paid may offset the management fee payable under the services agreement for a limited time as discussed in Note 12, "Relationship with KKR and Related Party Transactions—Carried Interests and Incentive Distributions."

        Carried interests of $23.4 million were paid during the year ended December 31, 2007 to KKR's affiliates pursuant to the terms of KKR's private equity funds, $6.3 million of which was offset against the management fee.

Distributions in Respect of Class D; Investments in KKR's Investment Funds Other than Private Equity Funds	•	The Associate Investor is not entitled to a carried interest or an incentive distribution right with respect to the Class D interest; however, the general partner or the fund manager of a non-private equity fund of KKR is generally entitled to an incentive distribution specific to that particular investment fund.
	•	The amount and calculation of the incentive distribution may vary from fund to fund.
	•	The gains and losses of investments are not netted across funds and each carried interest or incentive distribution applies only to the results of an individual fund.

        Class D incentive distributions paid may offset the management fee payable under the services agreement for a limited time as discussed in Note 12, "Relationship with KKR and Related Party Transactions—Carried Interests and Incentive Distributions."

        Incentive fees of $1.0 million were incurred by SCF during both the year ended December 31, 2007 and the partial year ended December 31, 2006.

12. RELATIONSHIP WITH KKR AND RELATED PARTY TRANSACTIONS

        Subject to the supervision of the board of directors of the Managing Investor and the board of directors of the Managing Partner, KKR assists the Investment Partnership and KPE in selecting, evaluating, structuring, performing due diligence, negotiating, executing, monitoring and exiting investments and managing the uninvested cash of the Investment Partnership and also provides financial, legal, tax, accounting and other administrative services. These investment activities are carried out by KKR's investment professionals and KKR's investment committee pursuant to the services agreement or under investment management agreements between KKR and its investment funds.

Services Agreement

        The Investment Partnership, the Associate Investor, the Managing Investor, KPE and the Managing Partner have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing Investor and the board of directors of the Managing Partner.

        The services agreement contains certain provisions requiring the Investment Partnership and the other service recipients to indemnify KKR and its affiliates with respect to all losses or damages arising from acts not constituting bad faith, willful misconduct or gross negligence. The Managing Investor has evaluated the impact of these guarantees on the consolidated financial statements and determined that they are not material at this time.

Management Fees

        Under the services agreement, the Investment Partnership and the other service recipients have jointly and severally agreed to pay KKR a management fee, quarterly in arrears, in an aggregate amount equal to one-fourth of the sum of:

  (i)
  KPE's equity, as defined in note 1 below, up to and including $3.0 billion multiplied by 1.25%, plus

  (ii)
  KPE's equity (1) in excess of $3.0 billion multiplied by 1%

    (1)
    Generally, subsequent to May 10, 2007, equity for purposes of the management fee is approximately equal to KPE's net asset value, which would be adjusted for any items discussed below, if necessary.

        KKR and its affiliates are paid only one management fee, regardless of whether it is payable pursuant to the services agreement or the terms of the KKR investment funds in which the Investment Partnership is invested.

        For the purposes of calculating the management fee under the services agreement, "equity" is defined as the sum of the net proceeds in cash or otherwise from each issuance of KPE's limited partner interests, after deducting any managers' commissions, placement fees and other expenses relating to the initial offering and related transactions, plus KPE's cumulative distributable earnings at the end of such quarterly period (taking into account actual distributions but without taking into account the management fee relating to such quarterly period and any non-cash equity compensation expense incurred in current or prior periods), as reduced by any amount that KPE paid for repurchases of KPE's limited partner interests.

        The foregoing calculation of "equity" will be adjusted to exclude (i) one-time events pursuant to changes in U.S. GAAP as well as (ii) any non-cash items jointly agreed to by the Managing Partner (with the approval of a majority of its independent directors) and KKR. During the one-year period following the commencement of KPE's operations, through May 10, 2007, for the purpose of the management fee calculation, equity did not include any portion of the proceeds from the initial offering and related transactions while such proceeds were invested in temporary investments or any distributable earnings that were generated by such temporary investments.

        The management fee payable under the services agreement will be reduced in current or future periods by an amount equal to the sum of (i) any cash that the Investment Partnership and the other service recipients, as limited partners of KKR's investment funds, pay to KKR or its affiliates during such period in respect of management fees of such funds (or capital that the Investment Partnership contributes to KKR's investment funds for such purposes), regardless of whether such management fees were received by KKR in the form of a management fee or otherwise, (ii) management fees, if any, that the Investment Partnership may pay third parties in the future in connection with investments and (iii) carried interests and incentive distributions made pursuant to the terms of the investment funds in which the Investment Partnership is invested, subject to certain limitations.

        The reduction of the management fee payable under the services agreement by the amount of carried interests or incentive distribution rights paid pursuant to the terms of KKR's investment funds is limited to 5% of KPE's gross income (other than income that qualifies as capital gains) for U.S. federal income tax purposes for a taxable year minus any gross income earned by or allocated to KPE for U.S. federal income tax purposes during such taxable year that is not "qualifying income" as defined in Section 7704(d) of the U.S. Internal Revenue Code.

        To the extent that the amount of management fee reductions in respect of a particular quarterly period exceed the amount of the fee that would otherwise be payable, KKR will be required to credit the difference against any future management fees that may become payable under the services agreement. Under no circumstances, however, will credited amounts be reimbursed by KKR or reduce the management fee payable in respect of any quarterly period below zero.

        The management fee payable under the services agreement is not subject to reduction based on any other fees that KKR or its affiliates receive in connection with the Investment Partnership's investments, including any transaction or monitoring fees that are paid by a third party. In addition, the management fee may not be reduced if the Managing Partner determines, in good faith, that a reduction in the management fee would jeopardize the classification of KPE as a partnership for U.S. federal income tax purposes.

        During the year ended December 31, 2007 and the partial year ended December 31, 2006, management fee expense was $46.6 million and $9.9 million, respectively.

Carried Interests and Incentive Distributions

        As described in Note 11, "Distributions," each investment that is made by the Investment Partnership is subject to either a carried interest or incentive distribution right, which generally entitles the Associate Investor or an affiliate of KKR to receive a portion of the profits generated by the investment.

Recoupment through Profits of Expenses Incurred in Connections with KPE's Initial Offering and Related Transactions

        Until the profits on the Investment Partnership's consolidated investments that are subject to a carried interest or incentive distribution right equal the managers' commissions, placement fees and other expenses incurred in connection with KPE's initial offering and related transactions, (i) the Associate Investor will forego its carried interest and incentive distribution rights on opportunistic, temporary investments, co-investments and negotiated equity investments and (ii) the management fee payable under the services agreement may be reduced by the amount of carried interests and incentive distributions made pursuant to the terms of the investment funds in which the Investment Partnership is invested.

        As of December 31, 2007, managers' commissions, placement fees and other expenses incurred in connection with the initial offering and related transactions exceeded the amount of profits related to the carried interests and incentive distribution rights payable on certain of the Investment Partnership's consolidated investments as follows, with amounts in thousands:

Offering costs	$283,640
Versus creditable amounts	84,402

Remainder	$199,238

        Therefore, no carried interests or incentive distributions based on opportunistic investments, temporary investments, co-investments or negotiated equity investments were payable to the Associate Investor as of December 31, 2007.

        The Investment Partnership paid carried interests of $23.5 million for the year ended December 31, 2007 to KKR's affiliates pursuant to the terms of KKR's private equity funds. Because the full amount of carried interests paid during the 2007 taxable year exceeded the maximum amount the management fee is allowed to be reduced by, the amount of carried interests used to reduce the management fee payable under the management agreement was limited to $6.4 million. Correspondingly, the profits related to the $17.1 million of carried interests paid during the 2007 taxable year that were not used to reduce the management fee payable under the services agreement were also not used to determine whether the managers' commissions, placement fees and other expenses incurred in connection with KPE's initial offering and related transactions were recouped.

        Incentive fees of $1.0 million were incurred by SCF during both the year ended December 31, 2007 and the partial year ended December 31, 2006. These incentive fees did not reduce the management fees recorded by the Investment Partnership for such period, as determined by the Managing Partner to be in the best interests of KPE's unitholders based on legal and tax advice received from its advisors in light of KPE's classification as a partnership for U.S. federal income tax purposes. Correspondingly, the profits of SCF were not taken into account when determining whether the managers' commissions, placement fees and other expenses incurred in connection with KPE's initial offering and related transactions are recouped.

Reimbursable Expenses

        During the year ended December 31, 2007, the Investment Partnership did not accrue or pay any direct reimbursable expenses related to the services agreement.

License Agreement

        The Investment Partnership, the Associate Investor, the Managing Investor, KPE and the Managing Partner, as licensees, entered into a license agreement with KKR pursuant to which KKR granted each party a non-exclusive, royalty-free license to use the name "KKR." Under this agreement, each licensee has the right to use the "KKR" name. Other than with respect to this limited license, none of the licensees has a legal right to the "KKR" name.

Purchase of Limited Partner Interest in KKR European Fund II from Affiliate

        In May 2006, KKR PEI SICAR, S.à r.l., a wholly-owned subsidiary of the Investment Partnership, acquired a limited partner interest in KKR European Fund II, Limited Partnership from an affiliate of KKR for $20.4 million, representing $19.2 million in capital contributions that the affiliate had made to the fund in connection with the fund's existing portfolio company investments plus the affiliate's carrying cost related to the limited partner interest.

Subscription for Membership Interests for Co-Investment in Capmark Financial Group Inc. from Affiliate

        In May and June 2006, the Investment Partnership subscribed for membership interests in an affiliate of KKR for $137.3 million, representing a co-investment of $135.0 million plus the affiliate's carrying costs related to the co-investment. Such funds were used to acquire a stake in the holding company through which certain KKR private equity funds and other investors hold their investment in Capmark Financial Group Inc.

13. COMMITMENTS

        As of December 31, 2007, the Investment Partnership had the following commitments to KKR private equity funds, with amounts in thousands:

	Capital Commitment	Unfunded Commitment
KKR 2006 Fund L.P.	$1,975,000	$704,584
KKR Asian Fund L.P.	285,000	261,555
KKR Millennium Fund L.P.	235,000	5,090
KKR European Fund II, Limited Partnership	100,000	12,660

	$2,595,000	$983,889

        As of December 31, 2007, the Investment Partnership's total unfunded commitments to private equity investments were $983.9 million. Subsequent to December 31, 2007 and through February 22, 2008, $105.6 million of commitments were funded, resulting in remaining unfunded commitments of $878.3 million as of February 22, 2008. See Note 18, "Subsequent Events."

        Whether these commitments, to the extent not funded, will be consummated may depend on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of the Investment Partnership, KPE or KKR. No assurances can be made as to whether or when, or the actual amounts at which, these commitments will be consummated.

        As is common with investments in investment funds, the Investment Partnership follows an over-commitment approach when making investments through KKR's investment funds in order to maximize the amount of capital that is invested at any given time. When an over-commitment approach is followed, the aggregate amount of capital committed by the Investment Partnership to investments at a given time may exceed the aggregate amount of cash that the Investment Partnership has available for immediate investment. Because the general partners of KKR's investment funds are permitted to make calls for capital contributions following the expiration of a relatively short notice period, when an over-commitment approach is used, the Investment Partnership is required to time investments and manage available cash in a manner that allows it to fund its capital commitments as and when capital calls are made. As the service provider under the services agreement, KKR is primarily responsible for carrying out these activities for the Investment Partnership. KKR takes into account expected cash flows to and from investments, including cash flows to and from KKR's private equity funds, when planning investment and cash management activities with the objective of seeking to ensure that the Investment Partnership is able to honor its commitments to funds as and when they become due. KKR will also take into account the senior secured credit facility established by the Investment Partnership. As of December 31, 2007, the Investment Partnership was over-committed.

14. FINANCIAL HIGHLIGHTS

        Financial highlights for the Investment Partnership for the year ended December 31, 2007 were as follows:

	Opportunistic and Temporary Investments	Co-Investments and Negotiated Equity Investments	Private Equity Funds	Non-Private Equity Funds	Total
Total return	(2.0)%	(1.7)%	4.7%	5.0%	0.1%
Ratios to average net assets:
Total expenses	6.1	0.8	0.0	3.5	2.0
Net investment income (loss)	0.6	(0.1)	0.6	7.9	0.5

        Financial highlights for the Investment Partnership for the partial year ended December 31, 2006 were as follows:

	Opportunistic and Temporary Investments	Co-Investments and Negotiated Equity Investments	Private Equity Funds	Non-Private Equity Funds	Total
Total return (annualized)	6.3%	0.9%	37.6%	41.5%	8.0%
Ratios to average net assets:
Total expenses (annualized)	0.4	0.0	0.0	11.8	0.4
Net investment income (annualized)	4.9	0.0	0.2	(0.6)	4.2

        The total return and ratios were calculated based on the weighted average net assets and have been presented on an annualized basis for the partial year ended December 31, 2006.

15. CONTINGENCIES

        As with any partnership, the Investment Partnership may become subject to claims and litigation arising in the ordinary course of business. The Managing Investor does not believe that there are any pending or threatened legal proceedings that would have a material adverse effect on the consolidated financial position, operating results or cash flows of the Investment Partnership.

16. QUARTERLY OPERATING RESULTS (UNAUDITED)

        A summary of consolidated quarterly operating results for the Investment Partnership for the year ended December 31, 2007 and the partial year ended December 31, 2006 was as follows, with amounts in thousands, except per unit and percentage amounts.

	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Net investment income (loss)	$26,492	$24,097	$(4,870)	$(19,736)
Net gain (loss) on investments and foreign currency transactions	132,141	127,685	(14,881)	(268,155)
Net increase (decrease) in net assets resulting from operations	158,633	151,782	(19,751)	(287,891)
Net assets at the end of the period	5,205,032	5,354,814	5,282,869	4,994,978
Total return (annualized)	12.7%	11.7%	(1.5)%	(21.6)%

		For the Quarter Ended
	From April 18, 2006 (date of formation) to June 30, 2006
		September 30, 2006	December 31, 2006
Net investment income	$34,731	$52,900	$43,026
Net gain (loss) on investments and foreign currency transactions	(3,295)	47,749	73,665
Net increase in net assets resulting from operations	31,436	100,649	116,691
Net assets at the end of the period	4,868,004	4,968,653	5,046,399
Total return (annualized)	4.6%	8.2%	9.3%

17. OTHER INFORMATION

        As defined by the U.S. Securities and Exchange Commission's Regulation S-X, investments in affiliates were $4,690.3 million and $1,743.3 million as of December 31, 2007 and December 31, 2006, which included investments in co-investments in portfolio companies, private equity funds and SCF. All other investments were in unaffiliated issuers, which included negotiated equity and opportunistic (Class A) investments, and totaled $1,444.3 million and $158.5 million as of December 31, 2007 and December 31, 2006, respectively.

        The Investment Partnership's investments in private equity funds, co-investments and negotiated equity investments consist of securities that are not registered under the U.S. Securities Act of 1933, as amended (the "Act"). The Investment Partnership does not have the right to demand the registration of its interests in the KKR private equity funds under the Act. Generally, the Investment Partnership has the right, acting together with its affiliates, to demand under certain circumstances the registration of the securities of certain portfolio companies of the Investment Partnership's co-investments and negotiated equity investments under the Act in connection with a distribution of those securities. See Note 2,

"Summary of Significant Accounting Policies—Valuation of Investments" for a description of the valuation of these investments.

        During the year ended December 31, 2007, the average dollar amount of borrowings related to the revolving credit agreement and long-term debt was $392.2 million and $326.0 million, respectively, and the average interest rates were 6.7% and 6.2%, respectively.

        As of December 31, 2007 and December 31, 2006, the accumulated undistributed net investment income was $156.6 million and $130.7 million, respectively. The accumulated undistributed net realized gain on investments and foreign currency transactions was $148.1 million and $34.6 million as of December 31, 2007 and December 31, 2006, respectively. The accumulated undistributed net unrealized depreciation on investments and foreign currency transactions was $53.1 million as of December, 31, 2007 compared to undistributed unrealized appreciation of $83.5 million as of December 31, 2006.

        As of December 31, 2007 and December 31, 2006, the net assets attributable to the general partner were $10.4 million and $10.5 million, respectively, and to the limited partner were $4,984.5 million and $5,035.9 million, respectively.

        The net gain (loss) on investments and foreign currency transactions was comprised of the following, with dollars in thousands:

	Year Ended December 31, 2007	April 18, 2006 (Date of Formation) to December 31, 2006
Net realized gain from:
Investments in affiliates	$95,638	$1,286
Investments in unaffiliated issuers	17,794	33,333

	113,432	34,619

Net change in unrealized appreciation (depreciation) from:
Investments in affiliates	(39,771)	85,224
Investments in unaffiliated issuers	(96,871)	(1,724)

	(136,642)	83,500

Net gain (loss) on investments and foreign currency transactions	$(23,210)	$118,119

        Net realized gain (loss) on investments and foreign currency transactions included $2.7 million and $0 for the year ended December 31, 2007 and the partial year ended December 31, 2006, respectively, from the expiration or closing of options.

        The Investment Partnership is subject to certain commitments and contingencies, as described in Note 13, "Commitments" and Note 15, "Contingencies."

18. SUBSEQUENT EVENTS

        Subsequent to December 31, 2007 and through June 30, 2008, the Investment Partnership's net assets declined $431.8 million predominantly from results of operations. Subsequent to June 30, 2008, there has been a decline in the global economy and financial markets. The Investment Partnership has not yet completed its September 30, 2008 valuation process; however, it is currently estimated that the aggregate value of its investments as of that date will reflect a decline from June 30, 2008. This decline in value is expected to be reflected as an unrealized loss on investments and foreign currency transactions for the quarter ended September 30, 2008.

        Subsequent to December 31, 2007 and through July 25, 2008, the Investment Partnership had the following significant investment activity as described below.

  •
  Dispositions of opportunistic investments for cash proceeds of $538.3 million, which were comprised of public equities and related derivative transactions and proceeds from securities sold short.

  •
  Secondary sales of selected limited partner interests with original total commitments of $450.0 million in the KKR 2006 Fund and KKR Millennium Fund for net cash proceeds of approximately $299.5 million.

  •
  Proceeds from the sale or disposition of investments by KKR's private equity funds of $22.3 million.

  •
  Purchases of opportunistic investments of $264.2 million, which included acquisitions of public equities and related derivative instruments and settlements of securities sold short.

  •
  Capital contributions of $162.8 million with respect to limited partner interests in KKR's private equity funds.

        As of July 25, 2008, the Investment Partnership's remaining capital commitments related to limited partner interests in KKR's private equity funds were $995.8 million, after taking into account the subsequent investment activity described above.

        Subsequent to December 31, 2007 and through July 25, 2008, the Investment Partnership made principal payments to reduce borrowings of $491.3 million outstanding under the Credit Agreement. As of July 25, 2008, the Investment Partnership's availability for further borrowings under the Credit Agreement was $492.0 million.

        In December 2007, the Investment Partnership entered into an interest rate swap transaction related to the US dollar denominated borrowings outstanding under its Credit Agreement with a notional amount of $350.0 million, effective February 25, 2008 and maturing February 25, 2010. In this transaction, the Investment Partnership receives a floating rate based on the one-month LIBOR interest rate and pays a fixed rate of 3.993% on the notional amount of $350.0 million. As of December 31, 2007, the fair value of the interest rate swap was not recorded, because the effective date of the transaction was subsequent to December 31, 2007.

        On July 27, 2008, KPE and KKR & Co. L.P. ("Acquirer"), together with certain other related parties, entered into a purchase and sale agreement (the "Sale Agreement"), whereby the Acquirer agreed to acquire all of KPE's assets and to assume all of KPE's liabilities. The Associate Investor signed the Sale Agreement solely for purposes of Section 1.4 thereof to consent to the transfer of all of the limited partner interests of the Investment Partnership to the Acquirer.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2007

(Amounts in thousands)

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
ASSETS:
Investments, at fair value:
Opportunistic investments—Class A (cost of $512,607)	$458,792	$—	$—	$—	$458,792
Co-investments in portfolio companies of private equity funds—Class B (cost of $2,635,583)	—	2,653,039	—	—	2,653,039
Negotiated equity investments—Class B (cost of $992,582)	—	985,557	—	—	985,557
Private equity funds—Class C (cost of $1,813,751)	—	—	1,847,887	—	1,847,887
Non-private equity funds—Class D (cost of $195,869)	—	—	—	189,345	189,345

	458,792	3,638,596	1,847,887	189,345	6,134,620
Cash and cash equivalents	255,415	—	—	—	255,415
Cash and cash equivalents held by a non-private equity fund	—	—	—	1,091	1,091
Restricted cash	42,237	—	—	—	42,237
Other assets	5,822	2,017	—	205	8,044

Total assets	762,266	3,640,613	1,847,887	190,641	6,441,407

LIABILITIES:
Accrued liabilities	10,373	20,357	—	—	30,730
Due to affiliates	10,767	—	—	1,194	11,961
Options written (proceeds of $7,290)	5,265	—	—	—	5,265
Unrealized loss on foreign currency exchange contracts, net	273	45,778	—	—	46,051
Other liabilities	—	—	—	182	182
Revolving credit agreement	1,002,240	—	—	—	1,002,240
Long-term debt	—	350,000	—	—	350,000

Total liabilities	1,028,918	416,135	—	1,376	1,446,429

COMMITMENTS AND CONTINGENCIES	—	—	—	—	—

NET ASSETS (LIABILITIES)	$(266,652)	$3,224,478	$1,847,887	$189,265	$4,994,978

NET ASSETS (LIABILITIES) CONSIST OF:
Partners' capital contributions (distributions)	$(317,078)	$3,262,545	$1,716,100	$175,001	$4,836,568
Distributable earnings (loss)	50,426	(38,067)	131,787	14,264	158,410

	$(266,652)	$3,224,478	$1,847,887	$189,265	$4,994,978

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2006

(Amounts in thousands)

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
ASSETS:
Investments, at fair value:
Opportunistic investments—Class A (cost of $154,474)	$158,462	$—	$—	$—	$158,462
Co-investments in portfolio companies of private equity funds—Class B (cost of $950,145)	—	958,065	—	—	958,065
Private equity funds—Class C (cost of $630,508)	—	—	701,818	—	701,818
Non-private equity funds—Investments by KKR Strategic Capital Institutional Fund, Ltd.—Class D (cost of $77,472)	—	—	—	83,466	83,466

	158,462	958,065	701,818	83,466	1,901,811
Cash and cash equivalents	2,139,621	—	—	—	2,139,621
Time deposit	1,000,000	—	—	—	1,000,000
Other assets	36,002	—	—	—	36,002

Total assets	3,334,085	958,065	701,818	83,466	5,077,434

LIABILITIES:
Accrued liabilities	1,503	—	—	—	1,503
Due to affiliates	4,596	—	—	1,126	5,722
Unrealized loss on foreign currency exchange contracts	—	5,712	—	—	5,712
Other liabilities	—	—	—	18,098	18,098

Total liabilities	6,099	5,712	—	19,224	31,035

COMMITMENTS AND CONTINGENCIES	—	—	—	—	—

NET ASSETS	$3,327,986	$952,353	$701,818	$64,242	$5,046,399

NET ASSETS CONSIST OF:
Partners' capital contributions	$3,199,228	$950,145	$628,861	$58,334	$4,836,568
Distributable earnings	128,758	2,208	72,957	5,908	209,831

	$3,327,986	$952,353	$701,818	$64,242	$5,046,399

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in thousands)

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
INVESTMENT INCOME:
Interest income	$76,404	$4,490	$2,654	$19,057	$102,605
Dividend income, net of Class A and Class C withholding taxes of $1,207 and $239, respectively	6,112	13,147	4,938	—	24,197

Total investment income	82,516	17,637	7,592	19,057	126,802

EXPENSES:
Management fees	44,041	—	—	2,588	46,629
Incentive fees	—	—	—	956	956
Interest expense	26,790	20,357	—	1,410	48,557
General and administrative expenses	3,837	—	—	840	4,677

Total expenses	74,668	20,357	—	5,794	100,819

NET INVESTMENT INCOME (LOSS)	7,848	(2,720)	7,592	13,263	25,983

REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND FOREIGN CURRENCY:
Net realized gain, net of Class C withholding taxes of $977	17,794	—	88,027	7,611	113,432
Net change in unrealized depreciation	(49,780)	(37,555)	(36,789)	(12,518)	(136,642)

Net gain (loss) on investments and foreign currency transactions	(31,986)	(37,555)	51,238	(4,907)	(23,210)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(24,138)	$(40,275)	$58,830	$8,356	$2,773

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS

FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION) TO DECEMBER 31, 2006

(Amounts in thousands)

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
INVESTMENT INCOME:
Interest income	$141,566	$—	$215	$1,589	$143,370
Dividend income, net of Class C withholding taxes of $63	—	—	146	—	146

Total investment income	141,566	—	361	1,589	143,516

EXPENSES:
Management fees	9,639	—	—	235	9,874
Incentive fees	—	—	—	1,044	1,044
General and administrative expenses	1,545	—	—	396	1,941

Total expenses	11,184	—	—	1,675	12,859

NET INVESTMENT INCOME (LOSS)	130,382	—	361	(86)	130,657

REALIZED AND UNREALIZED GAIN FROM INVESTMENTS AND FOREIGN CURRENCY:
Net realized gain	33,333	—	1,286	—	34,619
Net change in unrealized appreciation	3,988	2,208	71,310	5,994	83,500

Net gain on investments and foreign currency transactions	37,321	2,208	72,596	5,994	118,119

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$167,703	$2,208	$72,957	$5,908	$248,776

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in thousands)

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS:
Net investment income (loss)	$7,848	$(2,720)	$7,592	$13,263	$25,983
Net realized gain from investments and foreign currency transactions	17,794	—	88,027	7,611	113,432
Net change in unrealized depreciation on investments and foreign currency transactions	(49,780)	(37,555)	(36,789)	(12,518)	(136,642)

Net increase (decrease) in net assets resulting from operations	(24,138)	(40,275)	58,830	8,356	2,773
Partners' capital contributions (distributions)	(3,516,306)	2,312,400	1,087,239	116,667	—
Fair value of distributions	(54,194)	—	—	—	(54,194)

INCREASE (DECREASE) IN NET ASSETS	(3,594,638)	2,272,125	1,146,069	125,023	(51,421)
NET ASSETS—December 31, 2006	3,327,986	952,353	701,818	64,242	5,046,399

NET ASSETS—December 31, 2007	$(266,652)	$3,224,478	$1,847,887	$189,265	$4,994,978

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF CHANGES IN NET ASSETS

FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION) TO DECEMBER 31, 2006

(Amounts in thousands)

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
INCREASE IN NET ASSETS RESULTING FROM OPERATIONS FROM APRIL 18, 2006 TO DECEMBER 31, 2006:
Net investment income (loss)	$130,382	$—	$361	$(86)	$130,657
Net realized gain from investments and foreign currency transactions	33,333	—	1,286	—	34,619
Net change in unrealized appreciation on investments and foreign currency transactions	3,988	2,208	71,310	5,994	83,500

Net increase in net assets resulting from operations	167,703	2,208	72,957	5,908	248,776
Partners' capital contributions	3,199,228	950,145	628,861	58,334	4,836,568
Fair value of distributions	(38,945)	—	—	—	(38,945)

INCREASE IN NET ASSETS	3,327,986	952,353	701,818	64,242	5,046,399
NET ASSETS—April 18, 2006 (date of formation)	—	—	—	—	—

NET ASSETS—December 31, 2006	$3,327,986	$952,353	$701,818	$64,242	$5,046,399

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in thousands)

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in net assets resulting from operations	$(24,138)	$(40,275)	$58,830	$8,356	$2,773
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to cash and cash equivalents provided by (used in) operating activities:
Amortization of deferred financing costs	505	—	—	—	505
Net realized gain	(17,794)	—	(88,027)	(7,611)	(113,432)
Net change in unrealized depreciation (appreciation) on investments	49,507	(2,511)	36,789	12,518	96,303
Increase in unrealized loss on foreign currency exchange contracts, net	273	40,066	—	—	40,339
Changes in operating assets and liabilities:
Purchase of opportunistic investments	(969,179)	—	—	—	(969,179)
Purchase of options	(1,805)	—	—	—	(1,805)
Purchase of co-investments in portfolio companies of private equity funds	—	(1,685,438)	—	—	(1,685,438)
Purchase of negotiated equity investments	—	(642,582)	—	—	(642,582)
Purchase of investments by private equity funds	—	—	(1,269,765)	—	(1,269,765)
Purchase of investments by KKR Strategic Capital Institutional Fund, Ltd.	—	—	—	(130,031)	(130,031)
Proceeds from sale of opportunistic investments	633,207	—	—	—	633,207
Proceeds from options written	12,528	—	—	—	12,528
Proceeds from sale of investments by private equity funds	—	—	174,934	—	174,934
Proceeds from sale of investments by KKR Strategic Capital Institutional Fund, Ltd.	—	—	—	19,245	19,245
Increase in cash and cash equivalents held by a non-private equity fund	—	—	—	(1,091)	(1,091)
Decrease in time deposit	1,000,000	—	—	—	1,000,000
Decrease (increase) in other assets	26,280	(2,017)	—	(205)	24,058
Increase in restricted cash	(42,237)	—	—	—	(42,237)
Increase in accrued liabilities	8,870	20,357	—	—	29,227
Increase in due to affiliates	6,171	—	—	68	6,239
Decrease in other liabilities	—	—	—	(17,916)	(17,916)
Effect of exchange rate fluctuations on cash and cash equivalents	9,245	—	—	—	9,245

Net cash flows provided by (used in) operating activities	$691,433	$(2,312,400)	$(1,087,239)	$(116,667)	$(2,824,873)

Continued on the following page.

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
CASH FLOWS FROM FINANCING ACTIVITIES:
Partners' capital contributions (distributions)	$(3,516,306)	$2,312,400	$1,087,239	$116,667	$—
Borrowings under the revolving credit agreement	999,266	—	—	—	999,266
Deferred financing costs	(4,405)	—	—	—	(4,405)
Distributions to partners	(54,194)	—	—	—	(54,194)

Net cash flows provided by (used in) financing activities	(2,575,639)	2,312,400	1,087,239	116,667	940,667

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,884,206)	—	—	—	(1,884,206)
CASH AND CASH EQUIVALENTS—
Beginning of period	2,139,621	—	—	—	2,139,621

CASH AND CASH EQUIVALENTS—
End of period	$255,415	$—	$—	$—	$255,415

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$16,828	$—	$—	$1,110	$17,938
NON-CASH FINANCING ACTIVITIES:
Increase in long-term debt related to Sun financing	$—	$350,000	$—	$—	$350,000
Increase in long term debt—foreign currency adjustments	2,974	—	—	—	2,974

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION) TO DECEMBER 31, 2006

(Amounts in thousands)

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase in net assets resulting from operations	$167,703	$2,208	$72,957	$5,908	$248,776
Adjustments to reconcile net increase in net assets resulting from operations to cash and cash equivalents used in operating activities:
Net realized gain	(31,405)	—	(1,286)	—	(32,691)
Net change in unrealized appreciation on investments	(3,988)	(7,920)	(71,310)	(5,994)	(89,212)
Increase in unrealized loss on foreign currency exchange contracts	—	5,712	—	—	5,712
Changes in operating assets and liabilities:
Purchase of opportunistic investments	(351,911)	—	—	—	(351,911)
Purchase of co-investments in portfolio companies of private equity funds	—	(950,145)	—	—	(950,145)
Purchase of investments by private equity funds	—	—	(637,981)	—	(637,981)
Purchase of investments by KKR Strategic Capital Institutional Fund, Ltd.	—	—	—	(77,472)	(77,472)
Proceeds from sale of opportunistic investments	228,842	—	—	—	228,842
Proceeds from sale of investments by private equity funds	—	—	8,759	—	8,759
Increase in time deposit	(1,000,000)	—	—	—	(1,000,000)
Increase in other assets	(36,002)	—	—	—	(36,002)
Increase in accrued liabilities	1,503	—	—	—	1,503
Increase in due to affiliates	4,596	—	—	1,126	5,722
Increase in other liabilities	—	—	—	18,098	18,098

Net cash flows used in operating activities	(1,020,662)	(950,145)	(628,861)	(58,334)	(2,658,002)

CASH FLOWS FROM FINANCING ACTIVITIES:
Partners' capital contributions	3,199,228	950,145	628,861	58,334	4,836,568
Distribution to partners	(38,945)	—	—	—	(38,945)

Net cash flows provided by financing activities	3,160,283	950,145	628,861	58,334	4,797,623

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,139,621	—	—	—	2,139,621
CASH AND CASH EQUIVALENTS—
Beginning of period	—	—	—	—	—

CASH AND CASH EQUIVALENTS—
End of period	$2,139,621	$—	$—	$—	$2,139,621

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(Amounts in thousands)

	June 30, 2008	December 31, 2007
ASSETS:
Investments, at fair value:
Opportunistic investments—Class A (cost of $210,637 and $512,607, respectively)	$170,071	$458,792
Co-investments in portfolio companies of private equity funds—Class B (cost of $2,635,583 and $2,635,583, respectively)	2,506,347	2,653,039
Negotiated equity investments—Class B (cost of $992,582 and $992,582, respectively)	852,121	985,557
Private equity funds—Class C (cost of $1,651,452 and $1,813,751, respectively)	1,666,940	1,847,887
Non-private equity funds—Class D (cost of $196,093 and $195,869, respectively)	173,953	189,345

	5,369,432	6,134,620
Cash and cash equivalents	207,613	255,415
Cash and cash equivalents held by a non-private equity fund	139	1,091
Restricted cash	73,766	42,237
Due from affiliate of a non-private equity fund	814	—
Other assets	6,743	8,044

Total assets	5,658,507	6,441,407

LIABILITIES:
Accrued liabilities	35,443	30,730
Due to affiliates	11,399	11,961
Securities sold, not yet purchased (proceeds of $4,682)	3,945	—
Options written (proceeds of $1,135 and $7,290, respectively)	1,008	5,265
Unrealized loss on foreign currency exchange contracts and interest rate swap, net	95,307	46,051
Other liabilities	116	182
Revolving credit agreement	598,064	1,002,240
Long-term debt	350,000	350,000

Total liabilities	1,095,282	1,446,429

COMMITMENTS AND CONTINGENCIES	—	—

NET ASSETS	$4,563,225	$4,994,978

NET ASSETS CONSIST OF:
Partners' capital contributions	$4,836,568	$4,836,568
Distributable earnings (loss)	(273,343)	158,410

	$4,563,225	$4,994,978

See accompanying notes to the unaudited consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS (UNAUDITED)

(Amounts in thousands, except percentage amounts)

		June 30, 2008
Investment	Class	Cost	Fair Value	Fair Value as a Percentage of Net Assets
INVESTMENTS BY TYPE:
Opportunistic investments:	A
Fixed income investment		$140,940	$116,487	2.5%
Public equities—common stocks		69,283	53,072	1.2
Derivative instruments		414	512	0.0

		210,637	170,071	3.7

Co-investments in portfolio companies of private equity funds:	B
HCA Inc.		250,000	300,000	6.6
Alliance Boots plc.		301,352	298,797	6.5
Energy Future Holdings Corp.		200,000	280,000	6.1
Dollar General Corporation		250,000	250,000	5.5
The Nielsen Company B.V.		200,000	240,000	5.3
NXP B.V.		250,000	232,475	5.1
Biomet, Inc.		200,000	200,000	4.4
First Data Corporation		200,000	200,000	4.4
Capmark Financial Group Inc.		137,321	148,500	3.2
KION Group GmbH.		112,824	135,029	3.0
U.S. Foodservice, Inc.		100,000	100,000	2.2
PagesJaunes Groupe S.A.		235,201	74,314	1.6
ProSiebenSat.1 Media AG		198,885	47,232	1.0

		2,635,583	2,506,347	54.9

Negotiated equity investments:	B
Sun Microsystems, Inc. convertible senior notes.		701,164	574,000	12.6
Orient Corporation convertible preferred stock.		169,706	196,780	4.3
Aero Technical Support & Services S.à r.l.		121,712	81,341	1.8

		992,582	852,121	18.7

Private equity funds:	C
KKR 2006 Fund L.P.		1,104,954	1,159,029	25.3
KKR European Fund, Limited Partnership		202,115	186,219	4.1
KKR Millennium Fund L.P.		199,278	182,882	4.0
KKR European Fund II, Limited Partnership		95,940	86,358	1.9
KKR Asian Fund L.P.		40,188	43,834	1.0
KKR European Fund III, Limited Partnership		8,977	8,618	0.2

		1,651,452	1,666,940	36.5

Non-private equity funds—
Investments by KKR Strategic Capital Institutional Fund, Ltd.	D	196,093	173,953	3.9

		$5,686,347	$5,369,432	117.7%

	June 30, 2008
Investment	Cost	Fair Value	Fair Value as a Percentage of Net Assets
INVESTMENTS BY GEOGRAPHY:
North America	$3,739,474	$3,754,707	82.3%
Europe	1,643,757	1,266,671	27.8
Asia Pacific	303,116	348,054	7.6

	$5,686,347	$5,369,432	117.7%

INVESTMENTS BY INDUSTRY:
Health Care	$1,083,373	$1,133,065	24.8%
Financial Services	972,630	1,004,830	22.0
Technology	1,109,353	965,849	21.2
Retail	649,362	625,624	13.7
Media/Telecom	932,049	593,054	13.0
Energy	391,725	527,744	11.6
Industrial	448,059	417,582	9.2
Consumer Products	80,625	72,682	1.6
Chemicals	19,171	29,002	0.6

	$5,686,347	$5,369,432	117.7%

See accompanying notes to the unaudited consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

(Amounts in thousands, except percentage amounts)

		December 31, 2007
Investment	Class	Cost	Fair Value	Fair Value as a Percentage of Net Assets
INVESTMENTS BY TYPE:
Opportunistic investments:	A
Public equities—common stocks		$371,667	$327,497	6.5%
Fixed income investment		140,940	128,760	2.6
Derivative instruments		—	2,535	0.0

		512,607	458,792	9.2

Co-investments in portfolio companies of private equity funds:	B
HCA Inc.		250,000	300,000	6.0
Alliance Boots plc.		301,352	297,747	6.0
Dollar General Corporation		250,000	250,000	5.0
PagesJaunes Groupe S.A.		235,201	229,038	4.6
NXP B.V.		250,000	215,555	4.3
Biomet, Inc.		200,000	200,000	4.0
Energy Future Holdings Corp.		200,000	200,000	4.0
First Data Corporation		200,000	200,000	4.0
The Nielsen Company B.V.		200,000	200,000	4.0
Capmark Financial Group Inc.		137,321	175,500	3.5
ProSiebenSat.1 Media AG		198,885	160,067	3.2
KION Group GmbH.		112,824	125,132	2.5
U.S. Foodservice, Inc.		100,000	100,000	2.0

		2,635,583	2,653,039	53.1

Negotiated equity investments:	B
Sun Microsystems, Inc. convertible senior notes.		701,164	668,150	13.4
Orient Corporation convertible preferred stock.		169,706	198,729	4.0
Aero Technical Support & Services S.à r.l.		121,712	118,678	2.3

		992,582	985,557	19.8

Private equity funds:	C
KKR 2006 Fund L.P.		1,270,416	1,273,596	25.5
KKR European Fund, Limited Partnership		207,695	238,215	4.8
KKR Millennium Fund L.P.		228,365	230,460	4.6
KKR European Fund II, Limited Partnership		83,830	83,226	1.7
KKR Asian Fund L.P.		23,445	22,390	0.4

		1,813,751	1,847,887	37.0

Non-private equity funds—
Investments by KKR Strategic Capital Institutional Fund, Ltd.	D	195,869	189,345	3.8

		$6,150,392	$6,134,620	122.8%

	December 31, 2007
Investment	Cost	Fair Value	Fair Value as a Percentage of Net Assets
INVESTMENTS BY GEOGRAPHY:
North America	$4,011,321	$4,041,570	80.9%
Europe	1,748,529	1,690,352	33.8
Asia Pacific	390,542	402,698	8.1

	$6,150,392	$6,134,620	122.8%

INVESTMENTS BY INDUSTRY:
Financial Services	$1,123,357	$1,166,962	23.4%
Retail	1,166,242	1,136,759	22.8
Technology	1,126,907	1,057,091	21.2
Media	997,810	918,228	18.4
Health Care	701,750	757,131	15.1
Industrial	501,249	551,587	11.0
Energy	478,668	487,500	9.8
Chemicals	26,031	37,341	0.7
Consumer Products	28,378	22,021	0.4

	$6,150,392	$6,134,620	122.8%

See accompanying notes to the unaudited consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED SCHEDULES OF SECURITIES SOLD, NOT YET PURCHASED (UNAUDITED)

(Amounts in thousands)

			December 31, 2007
	June 30, 2008
Geography/Instrument Type/Industry			Fair Value
	Fair Value	Proceeds		Proceeds
North America—Public equities, common stock:
Financial Services	$3,945	$4,682	$—	$—

CONSOLIDATED SCHEDULES OF OPTIONS WRITTEN (UNAUDITED)

(Amounts in thousands)

	June 30, 2008		December 31, 2007
Geography/Instrument Type/Industry
	Fair Value	Proceeds	Fair Value	Proceeds
North America—Public equities, common stock:
Energy	$459	$235	$5,265	$7,290
Financial Services	263	240	—	—
Industrial	194	455	—	—
Technology	92	205	—	—

	$1,008	$1,135	$5,265	$7,290

See accompanying notes to the unaudited consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Amounts in thousands)

	Quarter Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
INVESTMENT INCOME:
Interest income	$10,126	$27,894	$22,027	$63,223
Dividend income, net of withholding taxes of $178, $139, $249 and $765, respectively	5,385	16,327	8,756	20,131

Total investment income	15,511	44,221	30,783	83,354

EXPENSES:
Management fees	13,331	12,319	26,738	19,457
Incentive fees	—	884	—	1,776
Interest expense	17,784	5,711	37,424	9,606
Dividend expense	322	—	896	—
General and administrative expenses	1,270	1,210	2,611	1,926

Total expenses	32,707	20,124	67,669	32,765

NET INVESTMENT INCOME (LOSS)	(17,196)	24,097	(36,886)	50,589

REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND FOREIGN CURRENCY:
Net realized gain (loss), net of withholding tax (benefit) of $(37), $488, $(37) and $977, respectively	(42,600)	5,104	(38,602)	16,638
Net change in unrealized appreciation (depreciation)	(98,922)	122,581	(351,265)	243,188

Net gain (loss) on investments and foreign currency transactions	(141,522)	127,685	(389,867)	259,826

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(158,718)	$151,782	$(426,753)	$310,415

See accompanying notes to the unaudited consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)

(Amounts in thousands)

	General Partner	Limited Partner	Total
NET ASSETS—DECEMBER 31, 2006	$10,454	$5,035,945	$5,046,399

DECREASE IN NET ASSETS FROM OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2007:
Net investment income	150	25,833	25,983
Net realized gain on investments and foreign currency transactions	236	113,196	113,432
Net change in unrealized depreciation on investments and foreign currency transactions	(283)	(136,359)	(136,642)

Net increase in net assets resulting from operations	103	2,670	2,773
Fair value of distributions.	(112)	(54,082)	(54,194)

DECREASE IN NET ASSETS	(9)	(51,412)	(51,421)

NET ASSETS—DECEMBER 31, 2007	10,445	4,984,533	4,994,978

DECREASE IN NET ASSETS FROM OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2008:
Net investment loss	(23)	(36,863)	(36,886)
Net realized loss on investments and foreign currency transactions	(81)	(38,521)	(38,602)
Net change in unrealized depreciation on investments and foreign currency transactions	(728)	(350,537)	(351,265)

Net decrease in net assets resulting from operations	(832)	(425,921)	(426,753)
Fair value of distributions.	(10)	(4,990)	(5,000)

DECREASE IN NET ASSETS	(842)	(430,911)	(431,753)

NET ASSETS—JUNE 30, 2008	$9,603	$4,553,622	$4,563,225

See accompanying notes to the unaudited consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Amounts in thousands)

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in net assets resulting from operations	$(426,753)	$310,415
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to cash and cash equivalents provided by (used in) operating activities:
Amortization of deferred financing costs	435	73
Net realized loss (gain)	38,602	(16,638)
Net change in unrealized depreciation (appreciation) on investments	302,009	(252,417)
Increase in unrealized loss on foreign currency exchange contracts and interest rate swap	49,256	9,229
Changes in operating assets and liabilities:
Purchase of opportunistic investments	(61,601)	(582,551)
Purchase of securities to settle short sales	(188,291)	—
Purchase of options	(4,781)	—
Purchase of co-investments in portfolio companies of private equity funds	—	(490,639)
Purchase of negotiated equity investments	—	(520,870)
Purchase of investments by private equity funds	(167,060)	(155,444)
Purchase of investments by KKR Strategic Capital Institutional Fund, Ltd.	(7,549)	(116,894)
Proceeds from sale of opportunistic investments	331,293	70,987
Proceeds from securities sold short, not yet purchased	195,324	—
Proceeds from options written	2,109	—
Proceeds from sale of investments by private equity funds	321,788	31,758
Proceeds from sale of investments by KKR Strategic Capital Institutional Fund, Ltd.	94	14,938
Decrease in cash and cash equivalents held by a non-private equity fund	952	—
Decrease in time deposit	—	650,000
Increase in due from affiliate of a non-private equity fund	(814)	—
Decrease in other assets	866	18,208
Increase in restricted cash	(31,529)	(12,708)
Increase in accrued liabilities	4,713	11,571
Increase (decrease) in due to affiliates	(562)	2,327
Decrease in other liabilities	(66)	(18,054)

Net cash flows provided by (used in) operating activities	358,435	(1,046,709)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on borrowings under the revolving credit agreement	(401,237)	—
Distributions to partners	(5,000)	(2,000)

Net cash flows used in financing activities	(406,237)	(2,000)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(47,802)	(1,048,709)
CASH AND CASH EQUIVALENTS—Beginning of period	255,415	2,139,621

CASH AND CASH EQUIVALENTS—End of period	$207,613	$1,090,912

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$32,043	$—
NON-CASH FINANCING ACTIVITIES:
Increase in long-term debt related to Sun financing	$—	$350,000

See accompanying notes to the unaudited consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS

        KKR PEI Investments, L.P. (the "Investment Partnership") is a Guernsey limited partnership that is comprised of (i) KKR PEI Associates, L.P. (the "Associate Investor"), which holds 100% of the general partner interests in the Investment Partnership and is responsible for managing its business and affairs, and (ii) KKR Private Equity Investors, L.P. ("KPE"), which holds 100% of the limited partner interests in the Investment Partnership and does not participate in the management of the business and affairs of the Investment Partnership. The general partner interests and the limited partner interests represented 0.2% and 99.8%, respectively, of the total interests in the Investment Partnership as of June 30, 2008 and December 31, 2007. Because the Associate Investor is itself a Guernsey limited partnership, its general partner, KKR PEI GP Limited (the "Managing Investor"), a Guernsey limited company that is owned by individuals affiliated with Kohlberg Kravis Roberts & Co. L.P. ("KKR"), is effectively responsible for managing the Investment Partnership's business and affairs.

        The Investment Partnership is the partnership through which KPE and the Associate Investor make the following investments:

  •
  "Private equity investments" consist of investments in limited partner interests in KKR's private equity funds, co-investments in certain portfolio companies of those funds and investments significantly negotiated by KKR involving the issuance of equity or equity-linked securities, which we refer to as negotiated equity investments.

  •
  "Opportunistic investments" are any investments identified by KKR in the course of its business other than private equity investments, including public equities and fixed income investments.

  •
  "Temporary investments" are investments made in connection with cash management activities.

        The Investment Partnership's limited partnership agreement provides that its investments must comply with the investment policies and procedures that are established from time to time by the board of directors of KPE's general partner (the "Managing Partner"). The investment policies and procedures currently provide, among other things, that the Investment Partnership will invest at least 75% of its adjusted assets in private equity and temporary investments and no more than 25% of its adjusted assets in opportunistic investments. As of June 30, 2008, the Investment Partnership had invested 92.3% of its adjusted assets in private equity and temporary investments and 7.7% of its adjusted assets in opportunistic investments. "Adjusted assets" are defined as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its consolidated statements of assets and liabilities.

        The Investment Partnership's limited partnership agreement establishes four separate and distinct classes of partner interests with separate rights and obligations, as follows:

Type of Investments Held by the Investment Partnership
Class A	Opportunistic and temporary investments
Class B	Co-investments in portfolio companies of KKR's private equity funds and negotiated equity investments
Class C	KKR's private equity funds
Class D	KKR's investment funds that are not private equity funds

        The Associate Investor may, in its sole discretion, allocate assets and liabilities of the Investment Partnership to the relevant class of interests in accordance with the terms and conditions of the limited partnership agreement. The Managing Investor is effectively responsible for making any such allocations, because the General Partner is itself a limited partnership.

        The Investment Partnership, the Associate Investor, the Managing Investor, KPE and the Managing Partner have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing Investor and the board of directors of the Managing Partner.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The consolidated financial statements of the Investment Partnership were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in U.S. dollars. The consolidated financial statements include the financial statements of the Investment Partnership and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Investment Partnership utilizes the U.S. dollar as its functional currency.

        The preparation of financial statements in conformity with U.S. GAAP requires the making of estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Actual results may vary from estimates in amounts that may be material to the consolidated financial statements. The valuation of the Investment Partnership's investments involves estimates that are subject to the Managing Investor's judgment.

        The Investment Partnership utilizes a reporting schedule comprised of four three-month quarters with an annual accounting period that ends on December 31. Interim results may not be indicative of our results for a full fiscal year. The quarterly periods end on March 31, June 30, September 30 and December 31. The financial results presented herein include activity for the quarters and six months ended June 30, 2008 and June 30, 2007.

Reclassifications

        Certain prior period amounts have been reclassified to conform to the current period's presentation.

Valuation of Investments

        The investments carried as assets in the Investment Partnership's consolidated financial statements are valued on a quarterly basis. The Managing Investor is responsible for reviewing and approving valuations of investments that are carried as assets in the Investment Partnership's consolidated financial statements. Because valuing investments requires the application of valuation principles to the specific facts and circumstances of the investments, in satisfying its responsibilities, the Managing Investor utilizes the services of KKR to determine the fair values of certain investments and the services of Duff & Phelps, LLC, an independent valuation firm, which performs certain agreed upon procedures with respect to valuations that are prepared by KKR, to confirm that such valuations are not unreasonable. An investment for which a market quotation is readily available is valued using a market price for the investment as of the end of the applicable accounting period. An investment for which a market quotation is not readily available is valued at the investment's fair value as of the end of the applicable accounting period, as determined in good faith.

Fair Value Measurements

        In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Investment Partnership adopted SFAS No. 157 on January 1, 2008. SFAS No. 157 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

        Investments measured and reported at fair value are classified and disclosed in one of the following categories:

          Level I—A quoted price in an active market provides the most reliable evidence of fair value and is used to measure fair value whenever available. The type of investments included in Level I include listed public equities and listed derivatives. In addition, securities sold, not yet purchased and options written by the Investment Partnership are included in Level I. As required by SFAS No. 157, the Investment Partnership does not adjust the quoted price for these investments, even in situations where it holds a large position and a sale could reasonably impact the quoted price.

          Level II—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include negotiated equity investments convertible to a listed public equity and a fixed income investment.

          Level III—Pricing inputs are unobservable inputs for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include direct co-investments in portfolio companies, limited partner interests in private equity funds, negotiated equity investments not convertible into a listed public equity and investments by a non-private equity fund.

Valuation of Investments When a Market Quotation is Readily Available

        An investment for which a market quotation is readily available is valued using period-end market prices and is categorized as Level I. When market prices are used, they do not necessarily take into account various factors which may affect the value that the Investment Partnership would actually be able to realize in the future, such as:

  •
  the possible illiquidity associated with a large ownership position;

  •
  subsequent illiquidity in a market for a company's securities;

  •
  future market price volatility or the potential for a future loss in market value based on poor industry conditions or other conditions; and

  •
  the market's view of overall company and management performance.

        In accordance with SFAS No. 157, if the above factors, or other factors deemed relevant, are taken into consideration and the fair value of the investment for which a market quotation is readily available does not rely exclusively on the quoted market price, the consideration of such factors render the fair value measurement at a level lower than Level I.

Valuation of Investments When a Market Quotation is Not Readily Available

        Investments that do not have a readily available market value are valued using fair value pricing, as determined in good faith. Generally, investments that do not have a readily available market are valued at an amount that is based on the value the holder would receive if such investments were sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. In certain cases, an investment made by the Investment Partnership may itself not have a readily available market value but is based on a reference asset for which a market quotation is readily available. In these cases, the investment is valued using fair value pricing, as determined in good faith, based on the period-end market prices for the reference asset generally in accordance with the principles discussed above under "Valuation of Investments When a Market Quotation is Readily Available."

        While there is no single standard for determining fair value in good faith, the methodologies described below are generally followed when the fair value of limited partner interests and individual investments is determined.

Valuation Methodology when Determining Fair Value in Good Faith

Level II:

Investments for which a market quotation is not readily available, but is based on a reference asset for which a	The value is generally based on the period-end market price of the reference asset for which a market quotation is readily available, which is adjusted for one or more factors deemed relevant for the fair value of the investment, which may include, but are not limited to:
market quotation is readily available	• •	terms and conditions of the investment; discount for lack of marketability;
	•	borrowing costs;
	•	time to maturity of the investment; and
	•	volatility of the reference asset for which a market quotation is readily available.

Valuation Methodology when Determining Fair Value in Good Faith

Level III:

Limited partner interests in KKR's private equity funds and investments by a non-private equity fund	The value is based on the net asset value of each fund, which depends on the aggregate fair value of each of the fund's investments. The Investment Partnership may be required to value such investments at a premium or discount, if other factors lead the Managing Investor to conclude that the net asset value does not represent fair value. Each fund's net asset value will increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale or realization of investments, if any, that the fund records and the net changes in the unrealized appreciation and/or depreciation of its investments.

The fund's investments may be in companies for which a market quotation is or is not readily available including investments for which a market quotation is not readily available but is based on a reference asset for which a market quotation is readily available.

Investments in companies for which a market quotation is not readily available	A combination of methods, including a market multiple approach that considers a specified financial measure, such as EBITDA, adjusted EBITDA, cash flow revenues or net asset value, or a discounted cash flow or liquidation analysis is generally used. Consideration may also be given to such factors as:
	•	the company's historical and projected financial data;
	•	valuations given to comparable companies;
	•	the size and scope of the company's operations;
	•	expectations relating to the market's receptivity to an offering of the company's securities;
	•	any control associated with interests in the company that are held by KKR and its affiliates including the Investment Partnership;
•
information with respect to transactions or offers for the company's securities (including the transaction pursuant to which the investment was made and the period of time that has elapsed from the date of the investment to the valuation date);
	•	applicable restrictions on transfer;
	•	industry information and assumptions;
	•	general economic and market conditions; and
	•	other factors deemed relevant.

        The fair values of such investments were estimated by the Managing Investor in the absence of readily determinable fair values. Because of the inherent uncertainty of the valuation process, the fair value may differ materially from the actual value that would be realized if such investments were sold in an orderly disposition between willing parties. Additionally, widespread economic uncertainty, continuing ramifications from the sub-prime mortgage lending crisis and indeterminate credit markets could have a material impact on the actual value that would be realized if such investments were sold in an orderly disposition between willing parties. See Note 4, "Fair Value Measurements."

Foreign Currency

        Investments denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of foreign currency denominated investments are translated into U.S. dollar amounts on the respective dates of such transactions. The Investment Partnership does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in fair value. Such fluctuations are included within the net realized and unrealized gain or loss from investments and foreign currency transactions in the consolidated statements of operations.

Derivatives

        The Investment Partnership purchases derivative financial instruments for opportunistic investing and for hedging purposes, which include total return swaps and options. In a total return swap, the Investment Partnership has the right to receive any appreciation and dividends from a reference asset with a specified notional amount and has an obligation to pay to the counterparty any depreciation in the valuation of the reference asset, interest based on the notional amount and any other charge agreed to with the counterparty.

        When the Investment Partnership writes an option, an amount equal to the premium received is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Investment Partnership on the expiration date as realized gains from investments. The difference between the premium and amount paid, including brokerage commissions, is also treated as a realized gain, or if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Investment Partnership has realized a gain or loss. If a put option is exercised, the premium received reduces the cost basis of the securities purchased by the Investment Partnership. The Investment Partnership, as writer of an option, bears the market risk of an unfavorable change in the price of the security underlying the written option. See Note 6, "Derivatives" for transactions in call options written during the six months ended June 30, 2008 and the year ended December 31, 2007.

        The risks of entering into swap and option agreements include, but are not limited to, the possible lack of liquidity, failure of the counterparty to meet its obligations and unfavorable changes in the underlying investments. The counterparties to the Investment Partnership's derivative agreements are major financial institutions with which the Investment Partnership and its affiliates may also have other financial relationships. The Investment Partnership endeavors to minimize its risk of exposure by dealing with reputable counterparties.

        Derivative contracts, including total return swaps and option contracts, are recorded at estimated fair value with changes in fair value recorded as unrealized appreciation or depreciation. The fair values of total return swap contracts are included within opportunistic investments and options written are included in liabilities in the Investment Partnership's statements of assets and liabilities.

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash held in banks and liquid investments with maturities, at the date of acquisition, not exceeding 90 days. As of June 30, 2008 and December 31, 2007, all of the cash and cash equivalents balances were held by reputable financial institutions in interest-bearing time deposits.

Cash and Cash Equivalents Held by a Non-Private Equity Fund

        Cash and cash equivalents held by a non-private equity fund consisted of cash held in banks and highly liquid investments with maturities, at the date of acquisition, not exceeding 90 days.

Restricted Cash

        As of June 30, 2008 and December 31, 2007, restricted cash primarily represented amounts pledged to third parties in connection with certain derivative instruments, which included foreign currency forward contracts and an interest rate swap contract.

Due from Affiliate of a Non-Private Equity Fund

        The amount due from affiliate of a non-private equity fund related to the sale of a private equity investment by SCF to an affiliate.

Other Assets

        As of June 30, 2008 and December 31, 2007, other assets consisted primarily of debt issuance costs, interest receivable and other receivables.

Accrued Liabilities

        Accrued liabilities were comprised of the following, with amounts in thousands:

	June 30, 2008	December 31, 2007
Accrued interest, long-term debt	$29,002	$20,357
Accrued interest, revolving credit agreement	3,657	9,198
Due to broker, trade settlements	1,816	—
Professional fees	672	1,175
Other	296	—

	$35,443	$30,730

Due to Affiliates

        The amount due to affiliates was comprised of the following, with amounts in thousands:

	June 30, 2008	December 31, 2007
Management fees and reimbursable expenses payable to KKR by the Investment Partnership	$11,180	$10,767
Management and incentive fees payable to KKR by SCF	219	1,194

	$11,399	$11,961

Foreign Currency Contracts

        The Investment Partnership has entered into forward foreign currency exchange contracts to economically hedge against foreign currency exchange rate risks on certain non-U.S. dollar denominated investments. The Investment Partnership agreed to deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed-upon future date. The net loss on the contracts is the difference between the forward foreign exchange rates at the dates of entry into the contracts and the forward rates at the reporting date and is included in the consolidated statements of assets and liabilities. These foreign currency exchange contracts involve market risk and/or credit risk in excess of the amounts recognized in the statements of assets and liabilities. Risks arise from movements in currency, security values and interest rates and the possible inability of the counterparties to meet the terms of the contracts.

Other Liabilities

        Other liabilities consisted primarily of payments owed to vendors of the non-private equity fund investment.

Income Recognition

        The assets of the Investment Partnership generate income in the form of capital gains, dividends and interest. Income is recognized when earned. The Investment Partnership also records income or loss in the form of unrealized appreciation or depreciation from investments and foreign currency transactions at the end of each quarterly accounting period when investments are valued. See "Valuation of Investments" above. When an investment carried as an asset is sold and a resulting gain or loss is realized, including any related gain or loss from foreign currency transactions, an accounting entry is made to reverse any unrealized appreciation or depreciation previously recorded in order to ensure that the realized gain or loss recognized in connection with the sale of the investment does not result in the double counting of the previously reported unrealized appreciation or depreciation.

        Transactions involving publicly quoted securities are accounted for on the trade date (the date the order to buy or sell is executed). Capital gains and losses on sales of securities are determined on the identified cost basis.

Expense Recognition

        Expenses are recognized when incurred and consist primarily of the Investment Partnership's allocated share, if applicable, of the total management fees that are payable under the services agreement, incentive fees, interest expense, expenses of KKR that are attributable to the Investment Partnership's operations and reimbursable under the services agreement and general and administrative expenses.

        Incentive fees were comprised of fees incurred by SCF. See Note 12, "Distributions."

        Interest expense was comprised primarily of interest related to outstanding borrowings under the Investment Partnership's revolving credit facility, the Investment Partnership's financing of its investment in Sun Microsystems, Inc. ("Sun"), the amortization of debt financing costs, stock borrow costs, breakage costs and commitment fees associated with the revolving credit facility. See Note 8, "Revolving Credit Agreement and Long-Term Debt." In addition, and less significantly, interest expense related to outstanding borrowings by SCF was included in interest expense.

        Dividend expense related to dividends paid on securities sold, not yet purchased.

        General and administrative expenses included professional fees and other administrative costs.

Taxes

        The Investment Partnership is not a taxable entity in Guernsey and has made a protective election to be treated as a partnership for U.S. federal income tax purposes and, therefore, incurs no U.S. federal income tax liability. Certain subsidiaries of the Investment Partnership have also made elections to be treated as disregarded entities for U.S. federal income tax purposes. Each partner takes into account its allocable share of items of income, gain, loss and deduction of the Investment Partnership in computing its U.S. federal income tax liability. Items of income, gain, loss, deduction and credit of certain of the Investment Partnership's subsidiaries are treated as items of the Investment Partnership for U.S. federal income tax purposes. The Investment Partnership has filed U.S. federal tax returns for the 2006 and 2007 tax years, which are subject to the possibility of an audit until the expiration of the applicable statute of limitations.

Concentration of Credit Risk

        As of June 30, 2008 and December 31, 2007, the majority of the Investment Partnership's cash and cash equivalents balances were held by two financial institutions.

Guarantees

        Pursuant to FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, at the inception of guarantees issued, the Investment Partnership will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. The Investment Partnership did not have any such guarantees in place as of June 30, 2008 or December 31, 2007.

Recently Issued Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

        In July 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, which was effective for fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. The Investment Partnership adopted FIN No. 48 during the year ended December 31, 2007. FIN No. 48 did not have a material impact on the consolidated financial statements of the Investment Partnership.

Measuring Fair Value

        In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Investment Partnership adopted SFAS

No. 157 during the first quarter of 2008. SFAS No. 157 did not have a material impact on the unaudited consolidated financial statements of the Investment Partnership.

Fair Value Option for Financial Assets and Financial Liabilities

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. The Investment Partnership adopted SFAS No. 159 during the first quarter of 2008. SFAS No. 159 did not have a material impact on the unaudited consolidated financial statements of the Investment Partnership.

Derivative Instruments and Hedging Activities

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Investment Partnership is currently evaluating the impact of adopting SFAS No. 161 on its consolidated financial statements.

Hierarchy of Generally Accepted Accounting Principles

        In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 is effective 60 days following the U.S. Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Presented Fairly in Conformity with Generally Accepted Accounting Principles. The Investment Partnership is currently evaluating the impact of adopting SFAS No. 162 on its consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. INVESTMENTS

Significant Investments

        The Investment Partnership's significant investments, which include aggregate private equity investments, with fair values in excess of 5% of the Investment Partnership's net assets were as follows, with amounts in thousands, except percentages:

	June 30, 2008
	Cost	Fair Value	Fair Value as a Percentage of the Investment Partnership's Net Assets
Sun Microsystems, Inc.(1)	$701,164	$574,000	12.6%
KKR Portfolio Companies(2):
Energy Future Holdings Corp.	368,205	501,299	11.0
Alliance Boots plc	447,462	446,492	9.8
First Data Corporation	412,293	412,293	9.0
HCA Inc.	309,476	368,992	8.1
Dollar General Corporation	345,495	345,495	7.6
Biomet, Inc.	304,915	304,915	6.7
The Nielsen Company B.V.	216,003	258,563	5.6
NXP B.V.	280,432	257,389	5.6

	$3,385,445	$3,469,438	76.0%

	December 31, 2007
	Cost	Fair Value	Fair Value as a Percentage of the Investment Partnership's Net Assets
Sun Microsystems, Inc.(1)	$701,164	$668,150	13.4%
KKR Portfolio Companies(2):
Alliance Boots plc	490,008	486,403	9.7
First Data Corporation	469,633	469,633	9.4
Energy Future Holdings Corp.	413,636	413,636	8.3
HCA Inc.	323,582	385,355	7.7
Dollar General Corporation	371,288	371,288	7.4
Biomet, Inc.	333,252	333,252	6.7

	$3,102,563	$3,127,717	62.6%

(1)
The Investment Partnership financed $350.0 million related to the Sun investment, for a net fair value investment of $224.0 million, or 4.9% of the Investment Partnership's total net assets, as of June 30, 2008 and $318.2 million, or 6.4% of the Investment Partnership's total net assets, as of December 31, 2007.

(2)
Investments in such companies include the co-investment in the underlying portfolio company and the limited partner interest equal to the Investment Partnership's pro rata share of KKR's private equity fund investment.

        The following significant investments were comprised of co-investments in the underlying portfolio company and limited partner interests equal to the Investment Partnership's pro rata share of KKR's private equity funds' aggregate investment in such portfolio company, with amounts in thousands:

	June 30, 2008
	Fair Value of Co-Investment	Pro Rata Share of KKR's Private Equity Fund Investment	Aggregate Fair Value
Energy Future Holdings Corp.	$280,000	$221,299	$501,299
Alliance Boots plc	298,797	147,695	446,492
First Data Corporation	200,000	212,293	412,293
HCA Inc.	300,000	68,992	368,992
Dollar General Corporation	250,000	95,495	345,495
Biomet, Inc.	200,000	104,915	304,915
The Nielsen Company B.V.	240,000	18,563	258,563
NXP B.V.	232,475	24,914	257,389

	$2,001,272	$894,166	$2,895,438

	December 31, 2007
	Fair Value of Co-Investment	Pro Rata Share of KKR's Private Equity Fund Investment	Aggregate Fair Value
Alliance Boots plc	$297,747	$188,656	$486,403
First Data Corporation	200,000	269,633	469,633
Energy Future Holdings Corp.	200,000	213,636	413,636
HCA Inc.	300,000	85,355	385,355
Dollar General Corporation	250,000	121,288	371,288
Biomet, Inc.	200,000	133,252	333,252

	$1,447,747	$1,011,820	$2,459,567

Non-Private Equity Funds—KKR Strategic Capital Institutional Fund

        Non-private equity fund investments consist of investments by KKR Strategic Capital Institutional Fund, Ltd. ("SCF"). SCF is a KKR opportunistic credit fund principally investing in Strategic Capital Holdings I, L.P. ("SCH"), which in turn makes debt investments alongside funds managed by investment professionals affiliated with KKR Fixed Income. SCH is a shared investment partnership formed in the second quarter of 2007, of which SCF owns approximately 14.0%. The fair value of non-private equity fund investments was comprised of the following, with amounts in thousands:

	June 30, 2008	December 31, 2007
Investment in Strategic Capital Holdings I, L.P., at fair value	$168,193	$182,772
Special investments, at fair value	5,760	6,573

	$173,953	$189,345

        SCF's investment in SCH was comprised of the following allocated portion of net assets held by SCH, with amounts in thousands:

	June 30, 2008	December 31, 2007
Assets:
Cash and cash equivalents	$7,069	$33,092
Restricted cash and cash equivalents	63,267	45,492
Securities, at fair value	50,717	45,208
Corporate loans, at fair value	12,465	3,413
Reverse repurchase agreements	—	15,660
Derivative assets	4,948	3,119
Collateralized loan obligation ("CLO") junior notes in affiliates	72,537	73,765
Investments in unconsolidated affiliate	11,795	20,688
Principal and interest receivable	9,223	4,404
Interest receivable from affiliated CLOs	—	3,949
Other assets	1,355	568

Total assets	233,376	249,358

Liabilities:
Repurchase agreements	31,760	37,173
Interest and principal payable	993	300
Securities sold short, at fair value	6,425	19,363
Payable for securities purchases	102	—
Derivative liabilities	24,880	9,750
Other payables	1,023

Total liabilities	65,183	66,586

Net assets	$168,193	$182,772

        As of June 30, 2008 and December 31, 2007, SCF had an investment balance of $5.8 million and $6.6 million, respectively, in special investments. Special investments are certain investments, acquired through direct investment or private placement that are believed to be illiquid, lack a readily assessable market value or should be held until the resolution of a special event or circumstance.

        In addition to the aggregate private equity investments reflected above under "Significant Investments," SCF, through its investment in SCH, invested in debt securities in these portfolio companies as follows, with amounts in thousands:

	Fair Value as of June 30, 2008	Fair Value as of December 31, 2007
Energy Future Holdings Corp.	$2,104	$4,941
First Data Corporation	1,139	1,292
HCA Inc.(1)	(1,034)	(654)
Dollar General Corporation	9,461	4,427
Biomet, Inc.	746	2,313
The Nielsen Company B.V.(1)	(802)	(564)
NXP B.V.	18,691	20,043

	$30,305	$31,798

    (1)
    Investments in debt securities were executed with derivative instruments.

4. FAIR VALUE MEASUREMENTS

        The fair value of the Investment Partnership's investments categorized by the SFAS No. 157 fair value hierarchy levels were as follows, with amounts in thousands:

	Fair Value as of June 30, 2008
	Total	Level I	Level II	Level III
Assets, at fair value:
Opportunistic investments:
Fixed income investment	$116,487	$—	$116,487	$—
Public equities—common stocks	53,072	53,072	—	—
Derivative instruments	512	512	—	—
Co-investments in portfolio companies	2,506,347	74,314	—	2,432,033
Negotiated equity investments	852,121	—	770,780	81,341
Private equity funds	1,666,940	—	—	1,666,940
Non-private equity funds—Investments by KKR Strategic Capital Institutional Fund, Ltd.	173,953	—	—	173,953

	$5,369,432	$127,898	$887,267	$4,354,267

Liabilities, at fair value:
Securities sold, not yet purchased	$3,945	$3,945	$—	$—
Options written	1,008	1,008	—	—

	$4,953	$4,953	$—	$—

        The changes in investments measured at fair value for which the Investment Partnership used Level III inputs to determine fair value were as follows, with amounts in thousands:

Fair value of investments as of December 31, 2007	$4,579,911
Purchases, net of sales	15,781
Realized loss on investments	(14,802)
Net unrealized loss on investments and foreign currency transactions	(63,569)
Transfers out	(163,054)

Fair value of investments as of June 30, 2008	$4,354,267

5. SECURITIES SOLD, NOT YET PURCHASED

        Whether part of a hedging transaction or a transaction in its own right, securities sold short represent obligations of the Investment Partnership to deliver the specified security at the contracted price, and thereby create a liability to repurchase the security in the market at then prevailing prices. Short selling allows the investor to profit from declines in market prices. The liability for such securities sold short is marked to market based on the current value of the underlying security at the date of valuation. These transactions may involve a market risk in excess of the amount currently reflected in the Investment Partnership's consolidated statement of assets and liabilities. As of June 30, 2008, the fair value of securities sold short, not yet purchased was $3.9 million.

6. DERIVATIVES

        The Investment Partnership purchased derivative financial instruments for investing purposes, which included total return swaps and options, and were held at fair value. The fair value of the derivative instruments included in opportunistic investments in the Investment Partnership's statement of assets and liabilities and related notional amounts were as follows, with amounts in thousands:

	June 30, 2008	December 31, 2007
Derivative instruments included in opportunistic investments:
Fair value	$512	$2,535
Notional amounts	2,796	49,751

        Changes in the fair value of these financial instruments were recognized in the results of operations.

        Transactions in call options written during the quarter ended June 30, 2008 and the year ended December 31, 2007 were as follows, with premiums received in thousands:

	Number of Contracts	Premiums Received
Options outstanding as of December 31, 2006	—	$—
Options written	29,132	12,528
Options terminated in closing purchase transactions	(18,228)	(5,238)

Options outstanding as of December 31, 2007	10,904	7,290
Options written	3,007	2,109
Options terminated in closing purchase transactions	(11,713)	(8,264)

Options outstanding as of June 30, 2008	2,198	$1,135

        Premiums received with respect to options written were recorded net of unrealized gains, which resulted in fair values as follows on the Investment Partnership's statement of assets and liabilities, with amounts in thousands:

	June 30, 2008	December 31, 2007
Premiums received for options written	$1,135	$7,290
Unrealized gain	(127)	(2,025)

	$1,008	$5,265

7. FORWARD CURRENCY AND INTEREST RATE SWAP CONTRACTS

        The Investment Partnership's net unrealized loss on foreign currency exchange contracts and an interest rate swap contract was comprised of the following, with amounts in thousands:

	June 30, 2008	December 31, 2007
€196.9 million vs. $265.6 million for settlement in September 2011	$30,702	$15,343
€180.7 million vs. $246.3 million for settlement in February 2012	25,368	13,638
€150.0 million vs. $209.0 million for settlement in February 2013	16,598	8,111
€85.8 million vs. $117.9 million for settlement in December 2011	11,283	4,691
¥10.0 billion vs. $91.6 million for settlement in June 2010	6,804	3,995
€17.0 million vs. $24.1 million for settlement in November 2008	—	348
€18.4 million vs. $25.0 million for settlement in November 2009	—	(75)

	90,755	46,051
Interest rate swap contract	4,552	—

	$95,307	$46,051

        During the six months ended June 30, 2008, an interest rate swap transaction related to the US dollar denominated borrowings outstanding under the Investment Partnership's five-year revolving credit agreement ("Credit Agreement") with a notional amount of $350.0 million became effective. In this transaction, the Investment Partnership receives a floating rate based on the one-month LIBOR interest rate and pays a fixed rate of 3.993% on the notional amount of $350.0 million. The interest rate swap matures February 25, 2010. During the six months ended June 30, 2008, the Investment Partnership recorded interest expense of $1.5 million related to the interest rate swap contract.

8. REVOLVING CREDIT AGREEMENT AND LONG-TERM DEBT

Revolving Credit Agreement

        In June 2007, the Investment Partnership entered into the Credit Agreement with a syndicate of financial institutions. The Credit Agreement provides for up to $1.0 billion of senior secured credit, subject to availability under a borrowing base determined by the value of certain investments of the Investment Partnership pledged as collateral security for its obligations. The borrowing base is subject to certain investment concentration limitations and the value of the investments constituting the borrowing base is subject to certain advance rates based on type of investment.

        Pursuant to the terms of the Credit Agreement, the Investment Partnership has an option to seek an increase of the commitments available under the Credit Agreement up to a maximum amount of $2.0 billion, subject to the satisfaction of certain customary conditions, including the consent of the lenders thereto.

        The interest rates applicable to loans under the Credit Agreement are generally based on either (i) the greater of the administrative agent's base rate or U.S. federal funds rate plus a specified margin of 0.5% or (ii) the Eurodollar rate plus a specified margin ranging from 0.75% to 1.0%, depending on the relevant assets constituting the borrowing base. In addition, the Investment Partnership must pay an annual commitment fee of 0.2% on the undrawn commitments under the Credit Agreement. During the quarter and six months ended June 30, 2008, interest expense related to borrowings under the Credit Agreement, including commitment fees, breakage costs and the amortization of debt financing costs, were $12.4 million and $27.3 million, respectively. During both the quarter and six months ended June 30, 2007, the Investment Partnership recorded the amortization of debt financing costs and commitment fees of $0.2 million, which was included in interest expense.

        Pursuant to covenants in the Credit Agreement, the Investment Partnership must maintain a ratio of senior secured debt to total assets of 50% or less. In addition, the Credit Agreement contains certain other customary covenants as well as certain customary events of default. As of June 30, 2008, the Investment Partnership was in compliance with all covenants in all material respects.

        The Credit Agreement will expire on June 11, 2012, unless earlier terminated upon an event of default. Borrowings under the Credit Agreement may be used for general business purposes of the Investment Partnership, including the acquisition and funding of investments. The Investment

Partnership's borrowings outstanding under the Credit Agreement were as follows, with amounts in thousands:

	June 30, 2008	December 31, 2007
Borrowings	$595,386	$999,266
Foreign currency adjustments:
Unrealized loss related to borrowings denominated in Canadian dollars	3,546	6,211
Unrealized gain related to borrowings denominated in British pounds sterling	(868)	(3,237)

Total borrowings outstanding	$598,064	$1,002,240

        As of June 30, 2008, the Investment Partnership had $401.9 million available for future borrowings under the Credit Agreement.

        See Note 18, "Subsequent Events" to the Investment Partnership's unaudited consolidated financial statements contained elsewhere within this report for information related to debt repayments subsequent to June 30, 2008 and borrowings outstanding as of July 25, 2008.

        If total borrowings outstanding exceed 105% of the $1.0 billion available under the Credit Agreement due to fluctuations in foreign exchange rates, the Investment Partnership may be required to make certain prepayments on outstanding borrowings. As of June 30, 2008 and December 31, 2007, the Investment Partnership was not subject to such prepayment requirements.

Long-Term Debt

        During the six months ended June 30, 2007, the Investment Partnership entered into a financing arrangement with a major financial institution with respect to $350.0 million of its $700.0 million convertible notes investment in Sun.

        The financing was structured through the use of total return swaps. Pursuant to the terms of the financing arrangement, $350.0 million of the Sun convertible notes are directly held by the Investment Partnership and have been pledged to the financial institution as collateral (the "Pledged Notes") and the remaining $350.0 million of the Sun convertible notes are directly held by the financial institution (the "Swap Notes"). Pursuant to the security agreements with respect to the Pledged Notes, the Investment Partnership has the right to vote the Pledged Notes and the financial institution is obligated to follow the instructions of the Investment Partnership, subject to certain exceptions, so long as default does not exist under the security agreements or the underlying swap agreements. The Investment Partnership is also restricted from transferring the Pledged Notes without the consent of the financial institution.

        At settlement, the Investment Partnership will be entitled to receive payment equal to any appreciation on the value of the Swap Notes and the Investment Partnership will be obligated to pay to the financial institution any depreciation on the value of the Swap Notes. In addition, the financial institution is obligated to pay the Investment Partnership any interest that would be paid to a holder of the Swap Notes when payment would be received by the financial institution. The per annum rate of interest payable by the Investment Partnership for the financing is equivalent to the three-month LIBOR plus 0.90%, which accrues during the term of the financing and is payable at settlement. The financing provides for early settlement upon the occurrence of certain events, including an event based on the value of the collateral and other events of default. During the quarter and six months ended June 30, 2008, interest expense related to the Investment Partnership's financing of the Sun investment was $4.5 million and $8.6 million, respectively. During the quarter and six months ended June 30, 2007, interest expense related to the financing of the Sun investment was $5.5 million and $9.4 million, respectively.

        The Pledged Notes are held by wholly-owned subsidiaries formed by the Investment Partnership to enter into the Sun investment, and the rights and obligations described above with respect to the Pledged Notes and Swap Notes are the rights and obligations of these wholly-owned subsidiaries without recourse to the Investment Partnership.

Fair Value

        The Investment Partnership believes the carrying value of its debt approximates fair value as of June 30, 2008 and December 31, 2007.

Principal Payments

        As of June 30, 2008, the Investment Partnership's scheduled principal payments for borrowings under the Credit Agreement and long-term debt related to the financing of Sun were as follows, with amounts in thousands:

		Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Revolving credit agreement	$598,064	$—	$—	$598,064	$—
Long-term debt	350,000	—	—	175,000	175,000

Total	$948,064	$—	$—	$773,064	$175,000

9. DISTRIBUTABLE EARNINGS (LOSS)

        The Investment Partnership's distributable earnings (loss) were comprised of the following, with amounts in thousands:

	Interests
	Opportunistic and Temporary Investments	Co-Investments and Negotiated Equity Investments	Private Equity Funds	Non-Private Equity Funds	Total
Distributable earnings as of December 31, 2006	$128,758	$2,208	$72,957	$5,908	$209,831
Net increase (decrease) in net assets resulting from operations during the year ended December 31, 2007	(24,138)	(40,275)	58,830	8,356	2,773
Distribution to partners	(54,194)	—	—	—	(54,194)

Distributable earnings (loss) as of December 31, 2007	50,426	(38,067)	131,787	14,264	158,410
Net decrease in net assets resulting from operations during the six months ended June 30, 2008	(62,863)	(331,357)	(17,893)	(14,640)	(426,753)
Distribution to partners	(5,000)	—	—	—	(5,000)

Distributable earnings (loss) as of June 30, 2008	$(17,437)	$(369,424)	$113,894	$(376)	$(273,343)

        The Investment Partnership's distributions to its general and limited partners were based on their pro rata partner interests.

10. OPERATING RESULTS ALLOCATED TO THE GENERAL AND LIMITED PARTNERS

        Operating results for the general and limited partners of the Investment Partnership were as follows, with amounts in thousands. Income and expenses were allocated to the general partner and limited partner based on their respective ownership percentages.

	Quarter Ended June 30, 2008
	General Partner	Limited Partner	Total
Investment income:
Interest income	$20	$10,106	$10,126
Dividend income, net of withholding taxes of $0, $178 and $178, respectively	11	5,374	5,385

Total investment income	31	15,480	15,511

Expenses:
Management fees	—	13,331	13,331
Interest expense	35	17,749	17,784
Dividend expense	—	322	322
General and administrative expenses	3	1,267	1,270

Total expenses	38	32,669	32,707

Net investment loss	(7)	(17,189)	(17,196)

Realized and unrealized loss from investments and foreign currency:
Net realized loss, net of withholding benefit of $0, $(37) and $(37)	(89)	(42,511)	(42,600)
Net change in unrealized depreciation	(204)	(98,718)	(98,922)

Net loss on investments and foreign currency transactions	(293)	(141,229)	(141,522)

Net decrease in net assets resulting from operations	$(300)	$(158,418)	$(158,718)

	Quarter Ended June 30, 2007
	General Partner	Limited Partner	Total
Investment income:
Interest income	$57	$27,837	$27,894
Dividend income, net of withholding taxes of $0, $139 and $139, respectively	34	16,293	16,327

Total investment income	91	44,130	44,221

Expenses:
Management fees	—	12,319	12,319
Incentive fees	1	883	884
Interest expense	12	5,699	5,711
General and administrative expenses	2	1,208	1,210

Total expenses	15	20,109	20,124

Net investment income	76	24,021	24,097

Realized and unrealized gain from investments and foreign currency:
Net realized gain, net of withholding taxes of $0, $488 and $488, respectively	10	5,094	5,104
Net change in unrealized appreciation	254	122,327	122,581

Net gain on investments and foreign currency	264	127,421	127,685

Net increase in net assets resulting from operations	$340	$151,442	$151,782

	Six Months Ended June 30, 2008
	General Partner	Limited Partner	Total
Investment income:
Interest income	$44	$21,983	$22,027
Dividend income, net of withholding taxes of $0, $249 and $249, respectively	18	8,738	8,756

Total investment income	62	30,721	30,783

Expenses:
Management fees	—	26,738	26,738
Interest expense	76	37,348	37,424
Dividend expense	2	894	896
General and administrative expenses	7	2,604	2,611

Total expenses	85	67,584	67,669

Net investment loss	(23)	(36,863)	(36,886)

Realized and unrealized loss from investments and foreign currency:
Net realized loss, net of withholding benefit of $0, $(37) and $(37)	(81)	(38,521)	(38,602)
Net change in unrealized depreciation	(728)	(350,537)	(351,265)

Net loss on investments and foreign currency transactions	(809)	(389,058)	(389,867)

Net decrease in net assets resulting from operations	$(832)	$(425,921)	$(426,753)

	Six Months Ended June 30, 2007
	General Partner	Limited Partner	Total
Investment income:
Interest income	$130	$63,093	$63,223
Dividend income, net of withholding taxes of $1, $764 and $765, respectively	42	20,089	20,131

Total investment income	172	83,182	83,354

Expenses:
Management fees	—	19,457	19,457
Incentive fees	3	1,773	1,776
Interest expense	19	9,587	9,606
General and administrative expenses	5	1,921	1,926

Total expenses	27	32,738	32,765

Net investment income	145	50,444	50,589

Realized and unrealized gains from investments and foreign currency:
Net realized gain, net of withholding taxes of $2, $975 and $977, respectively	34	16,604	16,638
Net change in unrealized appreciation	504	242,684	243,188

Net gain on investments and foreign currency transactions	538	259,288	259,826

Net increase in net assets resulting from operations	$683	$309,732	$310,415

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION)

        The net change in unrealized appreciation (depreciation) was as follows, with amounts in thousands:

	Quarter Ended June 30, 2008
		Reversal of Net Unrealized Depreciation (Appreciation) Related to the Sale of Investments		Quarter Ended June 30, 2007
	Unrealized Appreciation (Depreciation)		Total Unrealized Appreciation (Depreciation)	Total Unrealized Appreciation (Depreciation)
Opportunistic investments	$424	$18,169	$18,593	$57,291

Temporary investments:
Interest rate swaps	6,839	—	6,839	—
Foreign currency adjustments	(835)	(2,127)	(2,962)	—

	6,004	(2,127)	3,877	—

Co-investments:
Energy Future Holdings Corp.	80,000	—	80,000	—
The Nielsen Company B.V.	20,000	—	20,000	—
ProSiebenSat.1 Media AG	(125,323)	—	(125,323)	—
PagesJaunes Groupe S.A.	(45,892)	—	(45,892)	(7,042)
Capmark Financial Group Inc.	(13,500)	—	(13,500)	54,000
Other co-investments	863	—	863	5,785

	(83,852)	—	(83,852)	52,743

Negotiated equity investments:
Orient Corporation	31,051	—	31,051	6,052
Sun Microsystems, Inc.	(49,000)	—	(49,000)	(65,301)
Aero Technical Support & Services S.à r.l.	(34,224)	—	(34,224)	—

	(52,173)	—	(52,173)	(59,249)

Investments in private equity funds:
KKR 2006 Fund	42,719	(3,067)	39,652	—
KKR European Fund	(18,217)	(2,239)	(20,456)	53,947
KKR European Fund II	(7,276)	—	(7,276)	647
KKR Millennium Fund	(4,792)	365	(4,427)	16,074
KKR Asian Fund	(1,014)	—	(1,014)	—
KKR European Fund III	(359)	—	(359)	—

	11,061	(4,941)	6,120	70,668

Investments in a non-private equity fund	8,513	—	8,513	1,128

	$(110,023)	$11,101	$(98,922)	$122,581

	Six Months Ended June 30, 2008
		Reversal of Net Unrealized Depreciation (Appreciation) Related to the Sale of Investments		Six Months Ended June 30, 2007
	Unrealized Appreciation (Depreciation)		Total Unrealized Appreciation (Depreciation)	Total Unrealized Appreciation (Depreciation)
Opportunistic investments	$(15,627)	$27,988	$12,361	$49,485

Temporary investments:
Interest rate swaps	(4,552)	—	(4,552)	—
Foreign currency adjustments	2,331	(2,035)	296	—

	(2,221)	(2,035)	(4,256)	—

Co-investments:
Energy Future Holdings Corp.	80,000	—	80,000	—
The Nielsen Company B.V.	40,000	—	40,000	—
PagesJaunes Groupe S.A.	(166,454)	—	(166,454)	47,871
ProSiebenSat.1 Media AG	(121,322)	—	(121,322)	—
Capmark Financial Group Inc.	(27,000)	—	(27,000)	67,500
Other co-investments	5,915	—	5,915	5,018

	(188,861)	—	(188,861)	120,389

Negotiated equity investments:
Sun Microsystems, Inc.	(94,150)	—	(94,150)	(33,976)
Aero Technical Support & Services S.à r.l.	(37,337)	—	(37,337)	—
Orient Corporation	(4,758)	—	(4,758)	6,052

	(136,245)	—	(136,245)	(27,924)

Investments in private equity funds:
KKR 2006 Fund	51,571	(676)	50,895	—
KKR Asian Fund	4,701	—	4,701	—
KKR European Fund	(33,797)	(12,619)	(46,416)	70,202
KKR Millennium Fund	(18,014)	(477)	(18,491)	22,143
KKR European Fund II	(8,978)	—	(8,978)	3,060
KKR European Fund III	(359)	—	(359)	—

	(4,876)	(13,772)	(18,648)	95,405

Investments in a non-private equity fund	(15,616)	—	(15,616)	5,833

	$(363,446)	$12,181	$(351,265)	$243,188

12. DISTRIBUTIONS

        The Associate Investor determines, in its sole discretion, the amount and timing of distributions in respect of the Class A, Class B, Class C and Class D partner interests. If and when made, the distributions will be made pro rata in accordance with the partner's percentage interests, except as otherwise discussed below. During the six months ended June 30, 2008, the Investment Partnership made a distribution of $5.0 million to its general and limited partners based on their pro rata partner interests. KPE used its pro rata share for working capital requirements.

        Except as described below, each investment that is made by the Investment Partnership is subject to either a carried interest or incentive distribution right, which generally entitles the Associate Investor or an affiliate of KKR to receive a portion of the profits generated by the investment.

        Gains and losses from investments of any particular investment class are not netted against gains and losses from any other investment class when computing amounts that are payable in respect of carried interests and incentive distribution rights discussed below.

        Until the profits on the Investment Partnership's consolidated investments that are subject to a carried interest or incentive distribution right equal the managers' commissions, placement fees and other expenses incurred in connection with KPE's initial offering and related transactions, the Associate Investor will forego its carried interest and incentive distribution rights on opportunistic, temporary investments, co-investments and negotiated equity investments, subject to certain limitations. See Note 13, "Relationship with KKR and Related Party Transactions—Carried Interests and Incentive Distributions."

Distributions in Respect of Class A; Opportunistic and Temporary Investments	•	The Associate Investor is entitled to an incentive distribution in an amount equal to 20% of the amount of the annual appreciation in the net asset value of opportunistic and temporary investments, after any previously incurred unrecouped losses have been recovered.
	•	Appreciation is measured at the end of each annual accounting period.
	•	The amount of appreciation is increased to reflect withdrawals of capital and decreased to reflect capital contributions for opportunistic and temporary investments.
	•	Incentive distribution payable is temporarily waived, as discussed in Note 13, "Relationship with KKR and Related Party Transactions—Carried Interests and Incentive Distributions."

        During the one-year period following the commencement of the Investment Partnership's operations, through May 10, 2007, the appreciation in the value of temporary investments was disregarded for the purposes of calculating the Associate Investor's incentive distribution.

        If the Investment Partnership does not distribute the entire incentive distribution after the end of the applicable period, the undistributed amount will, for the purpose of calculating the Associate Investor's percentage interest, be treated as being contributed by the Associate Investor to the partnership as a capital contribution.

        To the extent that the Investment Partnership acquires any interest in a private equity fund or other investment fund sponsored by KKR or any of its affiliates at a price that is greater or less than the net asset value of the fund that is allocable to such interest, the calculation of the incentive distribution to be paid to the General Partner in respect of its Class A interest for the annual accounting period during which the disposition of all remaining assets of such fund occurs will be adjusted as follows:

  •
  For any interest acquired at a discount, a gain will be reflected equal to the difference, if positive, between (i) the net asset value of the fund that is allocable to such interest at the date of acquisition or, if lower, the value realized and distributed in respect of such interest from the disposition of all fund assets from and after date of acquisition (in each case reduced by any capital contributed to the fund by the Investment Partnership or its subsidiaries since the date of acquisition) and (ii) the price at which such interest was acquired.

  •
  For any interest acquired at a premium, a loss will be reflected equal to the difference, if positive, between (i) the price at which such interest was acquired and (ii) net asset value of the fund that is allocable to such interest at the date of acquisition or, if higher, the value realized and distributed in respect of such interest from the disposition of all fund assets from and after date of acquisition (in each case reduced by any capital contributed to the fund by the Investment Partnership since the date of acquisition).

        To the extent that the Investment Partnership disposes of any interest in a KKR fund at a price that is greater or less than net asset value, a similar adjustment will be performed. For purposes of the above, the Associate Investor may elect to deem the disposition of all remaining assets of a fund to have occurred by valuing, for such purposes, all remaining fund assets at zero.

Distributions in Respect of Class B; Co-Investments in Portfolio Companies and Negotiated Equity Investments	•	The Associate Investor is entitled to a carried interest of 20% on the net realized returns on each co-investment or negotiated equity investment.
	•	Realized returns are calculated after the capital contribution for a particular investment has been recovered and all prior realized losses for other co-investments and negotiated equity investments have been recovered.
	•	The Associate Investor may make distributions to itself in respect of its Class B carried interest without making corresponding distributions to the limited partner.
	•	Carried interest payable is temporarily waived, as discussed in Note 13, "Relationship with KKR and Related Party Transactions—Carried Interests and Incentive Distributions."

Distributions in Respect of Class C; Investments in KKR's Private Equity Funds	•	The Associate Investor is not entitled to a carried interest or incentive distribution right with respect to the Class C interest; however, the general partner of KKR's private equity funds are generally entitled to a carried interest of 20% on the net realized return on each portfolio investment.
•
Realized returns are generally calculated after capital contributions for the particular portfolio investment have been returned to limited partners, realized losses on other portfolio investments of the fund have been recovered and certain unrealized losses (e.g., certain write-downs in the value of certain portfolio investments), if any, have been recovered.
	•	The realized gains and losses of portfolio investments are not netted across funds and each carried interest applies only to the results of an individual fund.
•
Class C carried interests paid may offset the management fee payable under the services agreement for a limited time as discussed in Note 13, "Relationship with KKR and Related Party Transactions—Carried Interests and Incentive Distributions."

Distributions in Respect of Class D; Investments in KKR's Investment Funds Other than Private Equity Funds	•	The Associate Investor is not entitled to a carried interest or an incentive distribution right with respect to the Class D interest; however, the general partner or the fund manager of a non-private equity fund of KKR is generally entitled to an incentive distribution specific to that particular investment fund.
	•	The amount and calculation of the incentive distribution may vary from fund to fund.
	•	The gains and losses of investments are not netted across funds and each carried interest or incentive distribution applies only to the results of an individual fund.
•
Class D incentive distributions paid may offset the management fee payable under the services agreement for a limited time as discussed in Note 13, "Relationship with KKR and Related Party Transactions—Carried Interests and Incentive Distributions."

        Incentive fees of $0.9 million and $1.8 million were incurred by SCF during the quarter and six months ended June 30, 2007, respectively. SCF did not incur any incentive fees during the quarter and six months ended June 30, 2008.

13. RELATIONSHIP WITH KKR AND RELATED PARTY TRANSACTIONS

        In connection with the formation of KPE and the initial offering of its common units, affiliates of KKR contributed $75.0 million in cash to the Investment Partnership and KPE, of which $10.0 million was contributed to the Investment Partnership in respect of general partner interests in the Investment Partnership and $65.0 million was contributed to KPE in exchange for common units.

        Subject to the supervision of the board of directors of the Managing Investor and the board of directors of the Managing Partner, KKR assists the Investment Partnership and KPE in selecting, evaluating, structuring, diligencing, negotiating, executing, monitoring and exiting investments and managing the uninvested cash of the Investment Partnership and also provides financial, legal, tax, accounting and other administrative services. These investment activities are carried out by KKR's investment professionals and KKR's investment committee pursuant to the services agreement or under investment management agreements between KKR and its investment funds.

Services Agreement

        The Investment Partnership, the Associate Investor, the Managing Investor, KPE and the Managing Partner have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing Investor and the board of directors of the Managing Partner.

        The services agreement contains certain provisions requiring the Investment Partnership and the other service recipients to indemnify KKR and its affiliates with respect to all losses or damages arising from acts not constituting bad faith, willful misconduct or gross negligence. The Managing Investor has evaluated the impact of these guarantees on the consolidated financial statements and determined that they are not material at this time.

Management Fees

        Under the services agreement, the Investment Partnership and the other service recipients have jointly and severally agreed to pay KKR a management fee, quarterly in arrears, in an aggregate amount equal to one-fourth of the sum of:

  (i)
  KPE's equity, as defined in note 1 below, up to and including $3.0 billion multiplied by 1.25%, plus

  (ii)
  KPE's equity (1) in excess of $3.0 billion multiplied by 1%

    (1)
    Generally, subsequent to May 10, 2007, equity for purposes of the management fee is approximately equal to KPE's net asset value, which would be adjusted for any items discussed below, if necessary.

        KKR and its affiliates are paid only one management fee, regardless of whether it is payable pursuant to the services agreement or the terms of the KKR investment funds in which the Investment Partnership is invested.

        For the purposes of calculating the management fee under the services agreement, "equity" is defined as the sum of the net proceeds in cash or otherwise from each issuance of KPE's limited partner interests, after deducting any managers' commissions, placement fees and other expenses relating to the initial offering and related transactions, plus or minus KPE's cumulative distributable earnings or loss at the end of such quarterly period (taking into account actual distributions but without taking into account the management fee relating to such quarterly period and any non-cash equity compensation expense incurred in current or prior periods), as reduced by any amount that KPE paid for repurchases of KPE's limited partner interests.

        The foregoing calculation of "equity" will be adjusted to exclude (i) one-time events pursuant to changes in U.S. GAAP as well as (ii) any non-cash items jointly agreed to by the Managing Partner (with the approval of a majority of its independent directors) and KKR. During the one-year period following the commencement of KPE's operations, through May 10, 2007, for the purpose of the management fee calculation, equity did not include any portion of the proceeds from the initial offering and related transactions while such proceeds were invested in temporary investments or any distributable earnings that were generated by such temporary investments.

        The management fee payable under the services agreement will be reduced in current or future periods by an amount equal to the sum of (i) any cash that the Investment Partnership and the other service recipients, as limited partners of KKR's investment funds, pay to KKR or its affiliates during such period in respect of management fees of such funds (or capital that the Investment Partnership contributes to KKR's investment funds for such purposes), regardless of whether such management fees were received by KKR in the form of a management fee or otherwise, (ii) management fees, if any, that the Investment Partnership may pay third parties in the future in connection with investments and (iii) carried interests and incentive distributions made pursuant to the terms of the investment funds in which the Investment Partnership is invested, subject to certain limitations.

        The reduction of the management fee payable under the services agreement by the amount of carried interests or incentive distribution rights paid pursuant to the terms of KKR's investment funds is limited to 5% of KPE's gross income (other than income that qualifies as capital gains) for U.S. federal income tax purposes for a taxable year minus any gross income earned by or allocated to KPE for U.S. federal income tax purposes during such taxable year that is not "qualifying income" as defined in Section 7704(d) of the U.S. Internal Revenue Code.

        To the extent that the amount of management fee reductions in respect of a particular quarterly period exceed the amount of the fee that would otherwise be payable, KKR will be required to credit the difference against any future management fees that may become payable under the services agreement. Under no circumstances, however, will credited amounts be reimbursed by KKR or reduce the management fee payable in respect of any quarterly period below zero.

        The management fee payable under the services agreement is not subject to reduction based on any other fees that KKR or its affiliates receive in connection with the Investment Partnership's investments, including any transaction or monitoring fees that are paid by a third party. In addition, the management fee may not be reduced if the Managing Partner determines, in good faith, that a reduction in the management fee would jeopardize the classification of KPE as a partnership for U.S. federal income tax purposes.

        During the quarter and six months ended June 30, 2008, management fee expense was $13.3 million and $26.7 million, respectively. During the quarter and six months ended June 30, 2007, management fee expense was $12.3 million and $19.5 million, respectively.

Carried Interests and Incentive Distributions

        As described in Note 12, "Distributions," each investment that is made by the Investment Partnership is subject to either a carried interest or incentive distribution right, which generally entitles the Associate Investor or an affiliate of KKR to receive a portion of the profits generated by the investment.

Recoupment through Profits of Expenses Incurred in Connections with KPE's Initial Offering and Related Transactions

        Until the profits on the Investment Partnership's consolidated investments that are subject to a carried interest or incentive distribution right equal the managers' commissions, placement fees and other expenses incurred in connection with KPE's initial offering and related transactions, (i) the Associate Investor will forego its carried interest and incentive distribution rights on opportunistic, temporary investments, co-investments and negotiated equity investments and (ii) the management fee payable under the services agreement may be reduced by the amount of carried interests and incentive distributions made pursuant to the terms of the investment funds in which the Investment Partnership is invested.

        As of June 30, 2008, managers' commissions, placement fees and other expenses incurred in connection with the initial offering and related transactions exceeded the amount of profits related to the carried interests and incentive distribution rights payable on certain of the Investment Partnership's consolidated investments as follows, with amounts in thousands:

Offering costs	$283,640
Versus creditable amounts	85,584

Remainder	$198,056

        Therefore, no carried interests or incentive distributions based on opportunistic investments, temporary investments, co-investments or negotiated equity investments were payable to the Associate Investor as of June 30, 2008.

        The Investment Partnership paid carried interests of $3.4 million for the six months ended June 30, 2008 to KKR's affiliates pursuant to the terms of KKR's private equity funds. There were no carried interests paid during the quarter ended June 30, 2008. The amount of carried interests paid during the 2008 taxable year will be offset against the management fee at year end to the extent permitted. Correspondingly, the profits related to any carried interests offset against the management fee during the 2008 taxable year will be used at year end to determine whether the managers' commissions, placement fees and other expenses incurred in connection with KPE's initial offering and related transactions were recouped.

        Incentive fees of $0.9 million and $1.8 million incurred by SCF during the quarter and six months ended June 30, 2007 did not reduce the management fees recorded by the Investment Partnership for such period, as determined by the Managing Partner to be in the best interests of KPE's unitholders based on legal and tax advice received from its advisors in light of KPE's classification as a partnership for U.S. federal income tax purposes. Correspondingly, the profits of SCF were not taken into account when determining whether the managers' commissions, placement fees and other expenses incurred in connection with KPE's initial offering and related transactions are recouped.

Reimbursed Expenses

        As of June 30, 2008, the Investment Partnership accrued less than $0.1 million of direct reimbursable expenses related to the services agreement.

License Agreement

        The Investment Partnership, the Associate Investor, the Managing Investor, KPE and the Managing Partner, as licensees, entered into a license agreement with KKR pursuant to which KKR granted each party a non-exclusive, royalty-free license to use the name "KKR." Under this agreement, each licensee has the right to use the "KKR" name. Other than with respect to this limited license, none of the licensees has a legal right to the "KKR" name.

14. COMMITMENTS

        As of June 30, 2008, the Investment Partnership had the following commitments to KKR private equity funds, with amounts in thousands:

	Capital Commitment	Unfunded Commitment
KKR 2006 Fund L.P.	$1,555,000	$450,045
KKR European Fund III, Limited Partnership	300,000	291,192
KKR Asian Fund L.P.	285,000	244,812
KKR Millennium Fund L.P.	205,000	4,440
KKR European Fund II, Limited Partnership	100,000	1,010

	$2,445,000	$991,499

        See Note 18, "Subsequent Events" for information related to remaining unfunded commitments as of July 25, 2008.

        As is common with investments in investment funds, the Investment Partnership follows an over-commitment approach when making investments through KKR's investment funds in order to maximize the amount of capital that is invested at any given time. When an over-commitment approach is followed, the aggregate amount of capital committed by the Investment Partnership to investments at a given time may exceed the aggregate amount of cash that the Investment Partnership has available for immediate investment. Because the general partners of KKR's investment funds are permitted to make calls for capital contributions following the expiration of a relatively short notice period, when an over-commitment approach is used, the Investment Partnership is required to time investments and manage available cash in a manner that allows it to fund its capital commitments as and when capital calls are made. As the service provider under the services agreement, KKR is primarily responsible for carrying out these activities for the Investment Partnership. KKR takes into account expected cash flows to and from investments, including cash flows to and from KKR's investment funds, when planning investment and cash management activities with the objective of seeking to ensure that the Investment Partnership is able to honor its commitments to funds as and when they become due. KKR will also take into account the senior secured credit facility established by the Investment Partnership. As of June 30, 2008, the Investment Partnership was over-committed.

15. FINANCIAL HIGHLIGHTS

        Financial highlights for the Investment Partnership for the quarter ended June 30, 2008 were as follows:

	Opportunistic and Temporary Investments	Co-Investments and Negotiated Equity Investments	Private Equity Funds	Non-Private Equity Funds	Total
Total return (annualized)	(13.6)%	(18.5)%	(1.7)%	11.3%	(13.5)%
Ratios to average net assets:
Total expenses (annualized)	21.0	0.6	0.0	3.6	2.8
Net investment income (loss) (annualized)	(17.6)	(0.5)	1.2	8.7	(1.5)

        Financial highlights for the Investment Partnership for the quarter ended June 30, 2007 were as follows:

	Opportunistic and Temporary Investments	Co-Investments and Negotiated Equity Investments	Private Equity Funds	Non-Private Equity Funds	Total
Total return (annualized)	12.7%	0.5%	36.8%	10.8%	11.7%
Ratios to average net assets:
Total expenses (annualized)	2.3	1.1	0.0	4.0	1.6
Net investment income (annualized)	2.3	1.8	0.3	4.4	1.9

        Financial highlights for the Investment Partnership for the six months ended June 30, 2008 were as follows:

	Opportunistic and Temporary Investments	Co-Investments and Negotiated Equity Investments	Private Equity Funds	Non-Private Equity Funds	Total
Total return (annualized)	(21.7)%	(20.7)%	(2.0)%	(15.6)%	(17.2)%
Ratios to average net assets:
Total expenses (annualized)	19.3	0.6	0.0	3.4	2.8
Net investment income (loss) (annualized)	(16.3)	(0.4)	1.0	9.1	(1.6)

        Financial highlights for the Investment Partnership for the six months ended June 30, 2007 were as follows:

	Opportunistic and Temporary Investments	Co-Investments and Negotiated Equity Investments	Private Equity Funds	Non-Private Equity Funds	Total
Total return (annualized)	7.6%	11.4%	29.8%	13.1%	12.4%
Ratios to average net assets:
Total expenses (annualized)	1.7	1.1	0.0	4.4	1.3
Net investment income (annualized)	3.3	0.7	1.0	3.1	2.0

16. CONTINGENCIES

        As with any partnership, the Investment Partnership may become subject to claims and litigation arising in the ordinary course of business. The Managing Investor does not believe that there are any pending or threatened legal proceedings that would have a material adverse effect on the consolidated financial position, operating results or cash flows of the Investment Partnership.

17. OTHER INFORMATION

        The unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of the Managing Investor, necessary to fairly state the results for the interim periods presented.

        As defined by the U.S. Securities and Exchange Commission's Regulation S-X, investments in affiliates were $4,347.2 million and $4,690.3 million as of June 30, 2008 and December 31, 2007, which included investments in co-investments in portfolio companies, private equity funds and SCF. All other investments were in unaffiliated issuers, which included negotiated equity and opportunistic (Class A) investments and totaled $1,022.2 million and $1,444.3 million as of June 30, 2008 and December 31, 2007, respectively.

        The Investment Partnership's investments in private equity funds, co-investments and negotiated equity investments consist of securities that are not registered under the U.S. Securities Act of 1933, as amended (the "Act"). The Investment Partnership does not have the right to demand the registration of its interests in the KKR private equity funds under the Act. Generally, the Investment Partnership has the right, acting together with its affiliates, to demand under certain circumstances the registration of the securities of certain portfolio companies of the Investment Partnership's co-investments and negotiated equity investments under the Act in connection with a distribution of those securities. See Note 2, "Summary of Significant Accounting Policies—Valuation of Investments" for a description of the valuation of these investments.

        During the six months ended June 30, 2008, the average dollar amount of borrowings related to the revolving credit agreement and long-term debt was $932.8 million and $350.0 million, respectively, and the average interest rates were 5.5% and 4.3%, respectively. During the six months ended June 30, 2007, the average dollar amount of borrowings related to the long-term debt was $301.7 million and the average interest rate was 6.3%.

        As of June 30, 2008 and December 31, 2007, the accumulated undistributed net investment income was $119.8 million and $156.6 million, respectively. The accumulated undistributed net realized gain on investments and foreign currency transactions was $109.4 million and $148.1 million as of June 30, 2008 and December 31, 2007, respectively. The accumulated undistributed net unrealized depreciation on investments and foreign currency transactions was $404.4 million and $53.1 million as of June 30, 2008 and December, 31, 2007, respectively.

        As of June 30, 2008 and December 31, 2007, the net assets attributable to the general partner were $9.6 million and $10.4 million, respectively, and to the limited partner were $4,553.6 million and $4,984.5 million, respectively.

        The net gain (loss) on investments and foreign currency transactions were comprised of the following, with dollars in thousands:

	Six Months Ended
	June 30, 2008	June 30, 2007
Net realized gain (loss) from:
Investments in affiliates	$(14,802)	$14,446
Investments in unaffiliated issuers	(23,800)	2,192

	(38,602)	16,638

Net change in unrealized appreciation (depreciation) from:
Investments in affiliates	(180,956)	230,858
Investments in unaffiliated issuers	(170,309)	12,330

	(351,265)	243,188

Net gain (loss) on investments and foreign currency transactions	$(389,867)	$259,826

        Net realized gain (loss) on investments and foreign currency transactions included $3.5 million and $0 for the six months ended June 30, 2008 and 2007, respectively, from the expiration or closing of options. For the six months ended June 30, 2008 and 2007, net realized gain (loss) on investments and foreign currency transactions included $2.4 million and $0 from closed positions in securities sold, not yet purchased.

        The Investment Partnership is subject to certain commitments and contingencies, as described in Note 14, "Commitments" and in Note 16, "Contingencies."

18. SUBSEQUENT EVENTS

        Subsequent to June 30, 2008, there has been a decline in the global economy and financial markets. The Investment Partnership has not yet completed its September 30, 2008 valuation process; however, it is currently estimated that the aggregate value of its investments as of that date will reflect a decline from June 30, 2008. This decline in value is expected to be reflected as an unrealized loss on investments and foreign currency transactions for the quarter ended September 30, 2008.

        Subsequent to June 30, 2008 and through July 25, 2008, the Investment Partnership had the following investment activity as described below.

  •
  Dispositions of opportunistic investments valued at $9.7 million as of June 30, 2008 for cash proceeds of $9.6 million, which were comprised of public equities and related derivative transactions and proceeds from securities sold short.

  •
  Net return of capital of $4.3 million related to an investment in the KKR 2006 Fund.

  •
  Purchases of opportunistic investments of $9.5 million, which included acquisitions of public equities and related derivative instruments and settlements of securities sold short.

        As of July 25, 2008, the Investment Partnership's remaining capital commitments related to limited partner interests in KKR's private equity funds were $995.8 million, after taking into account the subsequent investment activity described above.

        Subsequent to June 30, 2008, the Investment Partnership made principal payments to reduce borrowings of $90.1 million outstanding under the Credit Agreement. As of July 25, 2008, the Investment Partnership's availability for further borrowings under the Credit Agreement was $492.0 million.

        On July 27, 2008, KPE and KKR & Co. L.P. ("Acquirer"), together with certain other related parties, entered into a purchase and sale agreement (the "Sale Agreement"), whereby the Acquirer agreed to acquire all of KPE's assets and to assume all of KPE's liabilities. The Associate Investor signed the Sale Agreement solely for purposes of Section 1.4 thereof to consent to the transfer of all of the limited partner interests of the Investment Partnership to the Acquirer.

* * * * * *

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED)

AS OF JUNE 30, 2008

(Amounts in thousands)

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
ASSETS:
Investments, at fair value:
Opportunistic investments—Class A (cost of $210,637)	$170,071	$—	$—	$—	$170,071
Co-investments in portfolio companies of private equity funds—Class B (cost of $2,635,583)	—	2,506,347	—	—	2,506,347
Negotiated equity investments—Class B (cost of $992,582)	—	852,121	—	—	852,121
Private equity funds—Class C (cost of $1,651,452)	—	—	1,666,940	—	1,666,940
Non-private equity funds—Class D (cost of $196,093)	—	—	—	173,953	173,953

	170,071	3,358,468	1,666,940	173,953	5,369,432
Cash and cash equivalents	207,613	—	—	—	207,613
Cash and cash equivalents held by a non-private equity fund	—	—	—	139	139
Restricted cash	73,766	—	—	—	73,766
Due from affiliate of a non-private equity fund	—	—	—	814	814
Other assets	4,685	2,004	—	54	6,743

Total assets	456,135	3,360,472	1,666,940	174,960	5,658,507

LIABILITIES:
Accrued liabilities	6,441	29,002	—	—	35,443
Due to affiliates	11,180	—	—	219	11,399
Securities sold, not yet purchased (proceeds of $4,682)	3,945	—	—	—	3,945
Options written (proceeds of $1,135)	1,008	—	—	—	1,008
Unrealized loss on foreign currency exchange contracts and interest rate swap	4,552	90,755	—	—	95,307
Other liabilities	—	—	—	116	116
Revolving credit agreement	598,064	—	—	—	598,064
Long-term debt	—	350,000	—	—	350,000

Total liabilities	625,190	469,757	—	335	1,095,282

COMMITMENTS AND CONTINGENCIES	—	—	—	—	—

NET ASSETS (LIABILITIES)	$(169,055)	$2,890,715	$1,666,940	$174,625	$4,563,225

NET ASSETS (LIABILITIES) CONSIST OF:
Partners' capital contributions (distributions)	$(151,618)	$3,260,139	$1,553,046	$175,001	$4,836,568
Distributable earnings (loss)	(17,437)	(369,424)	113,894	(376)	(273,343)

	$(169,055)	$2,890,715	$1,666,940	$174,625	$4,563,225

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2007

(Amounts in thousands)

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
ASSETS:
Investments, at fair value:
Opportunistic investments—Class A (cost of $512,607)	$458,792	$—	$—	$—	$458,792
Co-investments in portfolio companies of private equity funds—Class B (cost of $2,635,583)	—	2,653,039	—	—	2,653,039
Negotiated equity investments—Class B (cost of $992,582)	—	985,557	—	—	985,557
Private equity funds—Class C (cost of $1,813,751)	—	—	1,847,887	—	1,847,887
Non-private equity funds—Class D (cost of $195,869)	—	—	—	189,345	189,345

	458,792	3,638,596	1,847,887	189,345	6,134,620
Cash and cash equivalents	255,415	—	—	—	255,415
Cash and cash equivalents held by a non-private equity fund	—	—	—	1,091	1,091
Restricted cash	42,237	—	—	—	42,237
Other assets	5,822	2,017	—	205	8,044

Total assets	762,266	3,640,613	1,847,887	190,641	6,441,407

LIABILITIES:
Accrued liabilities	10,373	20,357	—	—	30,730
Due to affiliates	10,767	—	—	1,194	11,961
Options written (proceeds of $7,290)	5,265	—	—	—	5,265
Unrealized loss on foreign currency exchange contracts, net	273	45,778	—	—	46,051
Other liabilities	—	—	—	182	182
Revolving credit agreement	1,002,240	—	—	—	1,002,240
Long-term debt	—	350,000	—	—	350,000

Total liabilities	1,028,918	416,135	—	1,376	1,446,429

COMMITMENTS AND CONTINGENCIES	—	—	—	—	—

NET ASSETS (LIABILITIES)	$(266,652)	$3,224,478	$1,847,887	$189,265	$4,994,978

NET ASSETS (LIABILITIES) CONSIST OF:
Partners' capital contributions (distributions)	$(317,078)	$3,262,545	$1,716,100	$175,001	$4,836,568
Distributable earnings (loss)	50,426	(38,067)	131,787	14,264	158,410

	$(266,652)	$3,224,478	$1,847,887	$189,265	$4,994,978

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS (UNAUDITED)

FOR THE QUARTER ENDED JUNE 30, 2008

(Amounts in thousands)

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
INVESTMENT INCOME:
Interest income	$3,794	$1,148	$—	$5,184	$10,126
Dividend income, net of Class A withholding taxes of $178	460	—	4,839	86	5,385

Total investment income	4,254	1,148	4,839	5,270	15,511

EXPENSES:
Management fees	12,675	—	—	656	13,331
Interest expense	12,692	4,511	—	581	17,784
Dividend expense	322	—	—	—	322
General and administrative expenses	962	—	—	308	1,270

Total expenses	26,651	4,511	—	1,545	32,707

NET INVESTMENT INCOME (LOSS)	(22,397)	(3,363)	4,839	3,725	(17,196)

REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND FOREIGN CURRENCY:
Net realized loss, net of Class C withholding benefit of $(37)	(17,283)	—	(17,841)	(7,476)	(42,600)
Net change in unrealized appreciation (depreciation)	22,470	(136,025)	6,120	8,513	(98,922)

Net gain (loss) on investments and foreign currency transactions	5,187	(136,025)	(11,721)	1,037	(141,522)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(17,210)	$(139,388)	$(6,882)	$4,762	$(158,718)

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS

FOR THE QUARTER ENDED JUNE 30, 2007 (UNAUDITED)

(Amounts in thousands)

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
INVESTMENT INCOME:
Interest income	$22,823	$1,200	$—	$3,871	$27,894
Dividend income, net of Class A withholding taxes of $139	2,573	13,147	607	—	16,327

Total investment income	25,396	14,347	607	3,871	44,221

EXPENSES:
Management fees	11,602	—	—	717	12,319
Incentive fees	—	—	—	884	884
Interest expense	173	5,538	—	—	5,711
General and administrative expenses	972	—	—	238	1,210

Total expenses	12,747	5,538	—	1,839	20,124

NET INVESTMENT INCOME	12,649	8,809	607	2,032	24,097

REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND FOREIGN CURRENCY:
Net realized gain (loss), net of Class C withholding taxes of $488	(901)	—	4,153	1,852	5,104
Net change in unrealized appreciation (depreciation)	57,291	(6,506)	70,668	1,128	122,581

Net gain (loss) on investments and foreign currency transactions	56,390	(6,506)	74,821	2,980	127,685

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$69,039	$2,303	$75,428	$5,012	$151,782

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts in thousands)

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
INVESTMENT INCOME:
Interest income	$8,188	$2,394	$282	$11,163	$22,027
Dividend income, net of Class A withholding taxes of $249	626	—	8,044	86	8,756

Total investment income	8,814	2,394	8,326	11,249	30,783

EXPENSES:
Management fees	25,429	—	—	1,309	26,738
Interest expense	27,546	8,645	—	1,233	37,424
Dividend expense	896	—	—	—	896
General and administrative expenses	2,111	—	—	500	2,611

Total expenses	55,982	8,645	—	3,042	67,669

NET INVESTMENT INCOME (LOSS)	(47,168)	(6,251)	8,326	8,207	(36,886)

REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND FOREIGN CURRENCY:
Net realized loss, net of Class C withholding benefit of $(37)	(23,800)	—	(7,571)	(7,231)	(38,602)
Net change in unrealized appreciation (depreciation)	8,105	(325,106)	(18,648)	(15,616)	(351,265)

Net loss on investments and foreign currency transactions	(15,695)	(325,106)	(26,219)	(22,847)	(389,867)

NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(62,863)	$(331,357)	$(17,893)	$(14,640)	$(426,753)

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 (UNAUDITED)

(Amounts in thousands)

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
INVESTMENT INCOME:
Interest income	$54,733	$2,044	$699	$5,747	$63,223
Dividend income, net of Class A withholding taxes of $765	4,034	13,147	2,950	—	20,131

Total investment income	58,767	15,191	3,649	5,747	83,354

EXPENSES:
Management fees	18,268	—	—	1,189	19,457
Incentive fees	—	—	—	1,776	1,776
Interest expense	173	9,433	—	—	9,606
General and administrative expenses	1,520	—	—	406	1,926

Total expenses	19,961	9,433	—	3,371	32,765

NET INVESTMENT INCOME	38,806	5,758	3,649	2,376	50,589

REALIZED AND UNREALIZED GAIN FROM INVESTMENTS AND FOREIGN CURRENCY:
Net realized gain, net of Class C withholding taxes of $977	2,192	—	12,594	1,852	16,638
Net change in unrealized appreciation	49,485	92,465	95,405	5,833	243,188

Net gain on investments and foreign currency transactions	51,677	92,465	107,999	7,685	259,826

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$90,483	$98,223	$111,648	$10,061	$310,415

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts in thousands)

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
NET ASSETS—December 31, 2006	$3,327,986	$952,353	$701,818	$64,242	$5,046,399

INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS:
Net investment income (loss)	7,848	(2,720)	7,592	13,263	25,983
Net realized gain from investments and foreign currency transactions	17,794	—	88,027	7,611	113,432
Net change in unrealized depreciation on investments and foreign currency transactions	(49,780)	(37,555)	(36,789)	(12,518)	(136,642)

Net increase (decrease) in net assets resulting from operations	(24,138)	(40,275)	58,830	8,356	2,773
Partners' capital contributions (distributions)	(3,516,306)	2,312,400	1,087,239	116,667	—
Fair value of distributions	(54,194)	—	—	—	(54,194)

INCREASE (DECREASE) IN NET ASSETS	(3,594,638)	2,272,125	1,146,069	125,023	(51,421)

NET ASSETS (LIABILITIES)—December 31, 2007	(266,652)	3,224,478	1,847,887	189,265	4,994,978

INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2008:
Net investment income (loss)	(47,168)	(6,251)	8,326	8,207	(36,886)
Net realized loss from investments and foreign currency transactions	(23,800)	—	(7,571)	(7,231)	(38,602)
Net change in unrealized appreciation (depreciation) on investments and foreign currency transactions	8,105	(325,106)	(18,648)	(15,616)	(351,265)

Net decrease in net assets resulting from operations	(62,863)	(331,357)	(17,893)	(14,640)	(426,753)
Partners' capital contributions (distributions)	165,460	(2,406)	(163,054)	—	—
Fair value of distributions	(5,000)	—	—	—	(5,000)

INCREASE (DECREASE) IN NET ASSETS	97,597	(333,763)	(180,947)	(14,640)	(431,753)

NET ASSETS (LIABILITIES)—June 30, 2008	$(169,055)	$2,890,715	$1,666,940	$174,625	$4,563,225

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts in thousands)

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net decrease in net assets resulting from operations	$(62,863)	$(331,357)	$(17,893)	$(14,640)	$(426,753)
Adjustments to reconcile net decrease in net assets resulting from operations to cash and cash equivalents provided by operating activities:
Amortization of deferred financing costs	435	—	—	—	435
Net realized loss	23,800	—	7,571	7,231	38,602
Net change in unrealized (appreciation) depreciation on investments	(12,384)	280,129	18,648	15,616	302,009
Increase in unrealized loss on foreign currency exchange contracts and interest rate swap	4,279	44,977	—	—	49,256
Changes in operating assets and liabilities:
Purchase of opportunistic investments	(61,601)	—	—	—	(61,601)
Purchase of securities to settle short sales	(188,291)	—	—	—	(188,291)
Purchase of options	(4,781)	—	—	—	(4,781)
Purchase of investments by private equity funds	—	—	(167,060)	—	(167,060)
Purchase of investments by KKR Strategic Capital Institutional Fund, Ltd.	—	—	—	(7,549)	(7,549)
Proceeds from sale of opportunistic investments	331,293	—	—	—	331,293
Proceeds from securities sold short, not yet purchased	195,324	—	—	—	195,324
Proceeds from options written	2,109	—	—	—	2,109
Proceeds from sale of investments by private equity funds	—	—	321,788	—	321,788
Proceeds from sale of investments by KKR Strategic Capital Institutional Fund, Ltd.	—	—	—	94	94
Decrease in cash and cash equivalents held by a non-private equity fund	—	—	—	952	952
Increase in due from affiliate of a non-private equity fund	—	—	—	(814)	(814)
Decrease in other assets	703	12	—	151	866
Increase in restricted cash	(31,529)	—	—	—	(31,529)
Increase (decrease) in accrued liabilities	(3,932)	8,645	—	—	4,713
Increase (decrease) in due to affiliates	413	—	—	(975)	(562)
Decrease in other liabilities	—	—	—	(66)	(66)

Net cash flows provided by operating activities	$192,975	$2,406	$163,054	$—	$358,435

Continued on the following page.

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on borrowings under the revolving credit agreement	(401,237)	—	—	—	(401,237)
Partners capital contributions (distributions)	165,460	(2,406)	(163,054)	—	—
Distributions to partners	(5,000)	—	—	—	(5,000)

Net cash flows used in financing activities	(240,777)	(2,406)	(163,054)	—	(406,237)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(47,802)	—	—	—	(47,802)
CASH AND CASH EQUIVALENTS—
Beginning of period	255,415	—	—	—	255,415

CASH AND CASH EQUIVALENTS—
End of period	$207,613	$—	$—	$—	$207,613

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$32,043	$—	$—	$—	$32,043

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 (UNAUDITED)

(Amounts in thousands)

	Interests
	Opportunistic and Temporary Investments (Class A)	Co-Investments and Negotiated Equity Investments (Class B)	Private Equity Funds (Class C)	Non-Private Equity Funds (Class D)	Combined Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase in net assets resulting from operations	$90,483	$98,223	$111,648	$10,061	$310,415
Adjustments to reconcile net increase in net assets resulting from operations to cash and cash equivalents provided by (used in) operating activities:
Amortization of deferred financing costs	73	—	—	—	73
Net realized gain	(2,192)	—	(12,594)	(1,852)	(16,638)
Net change in unrealized appreciation	(49,485)	(101,694)	(95,405)	(5,833)	(252,417)
Increase in unrealized loss on foreign currency exchange contracts, net	—	9,229	—	—	9,229
Changes in operating assets and liabilities:
Purchase of opportunistic investments	(582,551)	—	—	—	(582,551)
Purchase of co-investments in portfolio companies of private equity funds	—	(490,639)	—	—	(490,639)
Purchase of negotiated equity investments	—	(520,870)	—	—	(520,870)
Purchase of investments by private equity funds	—	—	(155,444)	—	(155,444)
Purchase of investments by KKR Strategic Capital Institutional Fund, Ltd.	—	—	—	(116,894)	(116,894)
Proceeds from sale of opportunistic investments	70,987	—	—	—	70,987
Proceeds from sale of investments by private equity funds	—	—	31,758	—	31,758
Proceeds from sale of investments by KKR Strategic Capital Institutional Fund, Ltd.	—	—	—	14,938	14,938
Decrease in time deposit	650,000	—	—	—	650,000
Decrease (increase) in other assets	20,252	(2,044)	—	—	18,208
Increase in restricted cash	(12,708)	—	—	—	(12,708)
Increase in accrued liabilities	2,138	9,433	—	—	11,571
Decrease in due to affiliates	1,360	—	—	967	2,327
Decrease in other liabilities	—	—	—	(18,054)	(18,054)

Net cash flows provided by (used in) operating activities	188,357	(998,362)	(120,037)	(116,667)	(1,046,709)

CASH FLOWS FROM FINANCING ACTIVITIES:
Partners' capital contributions (distributions)	(1,235,066)	998,362	120,037	116,667	—
Distributions to partners	(2,000)	—	—	—	(2,000)

Net cash flows provided (used in) by financing activities	(1,237,066)	998,362	120,037	116,667	(2,000)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,048,709)	—	—	—	(1,048,709)
CASH AND CASH EQUIVALENTS—
Beginning of period	2,139,621	—	—	—	2,139,621

CASH AND CASH EQUIVALENTS—
End of period	$1,090,912	$—	$—	$—	$1,090,912

NON-CASH FINANCING ACTIVITIES:
Increase in long-term debt	$—	$350,000	$—	$—	$350,000

Appendix A

Form of Amended and Restated Limited Partnership Agreement of KKR & Co. L.P.

AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

KKR & CO. L.P.

dated as of                        , 2008

Page
SECTION 13.8.	Waiver of Notice; Approval of Meeting; Approval of Minutes	A-47
SECTION 13.9.	Quorum	A-47
SECTION 13.10.	Conduct of a Meeting	A-47
SECTION 13.11.	Action Without a Meeting	A-48
SECTION 13.12.	Voting and Other Rights	A-48
SECTION 13.13.	Participation of Special Voting Units in All Actions Participated in by Common Units	A-49
ARTICLE XIV MERGER		A-49
SECTION 14.1.	Authority	A-49
SECTION 14.2.	Procedure for Merger, Consolidation or Other Business Combination	A-50
SECTION 14.3.	Approval by Limited Partners of Merger, Consolidation or Other Business Combination; Conversion of the Partnership into another Limited Liability Entity	A-51
SECTION 14.4.	Certificate of Merger or Consolidation	A-51
SECTION 14.5.	Amendment of Partnership Agreement	A-51
SECTION 14.6.	Effect of Merger	A-51
ARTICLE XV RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS		A-52
SECTION 15.1.	Right to Acquire Limited Partner Interests	A-52
ARTICLE XVI GENERAL PROVISIONS		A-53
SECTION 16.1.	Addresses and Notices	A-53
SECTION 16.2.	Further Action	A-54
SECTION 16.3.	Binding Effect	A-54
SECTION 16.4.	Integration	A-54
SECTION 16.5.	Creditors	A-54
SECTION 16.6.	Waiver	A-54
SECTION 16.7.	Counterparts	A-55
SECTION 16.8.	Applicable Law	A-55
SECTION 16.9.	Invalidity of Provisions	A-55
SECTION 16.10.	Consent of Partners	A-55
SECTION 16.11.	Facsimile Signatures	A-55

AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
OF
KKR & CO. L.P.

        THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF KKR & CO. L.P. dated as of                        , 2008, is entered into by and among KKR Management LLC, a Delaware limited liability company, as the Managing Partner, the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

        SECTION 1.1.    Definitions.    The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

        "Acquired Partnership Interests" means the limited partner interests in KKR PEI Investments L.P., a Guernsey limited partnership.

        "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, references to the Managing Partner and its Affiliates when used with respect to their Beneficial Ownership, record ownership or other relation with respect to Voting Units, Common Units or other Partnership Securities shall be deemed to exclude any employee of the Managing Partner and its Affiliates who does not Beneficially Own more than 5% of the Outstanding Voting Units.

        "Agreement" means this Amended and Restated Agreement of Limited Partnership of KKR & Co. L.P., as it may be amended, supplemented or restated from time to time.

        "Associate" means, when used to indicate a relationship with any Person, (a) any corporation, other entity or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

        "Beneficial Owner" has the meaning assigned to such term in Rules 13d-3 and 13d-5 under the Securities Exchange Act (and "Beneficially Own" shall have a correlative meaning).

        "Board of Directors" means, with respect to the Board of Directors of the Managing Partner, its board of directors or managers, as applicable, if a corporation or limited liability company, or if a limited partnership, the board of directors or board of managers of its general partner.

        "Business Day" means each day that is not a Saturday, Sunday or other day on which banking institutions in New York City are authorized or required by law to close.

        "Capital Account" has the meaning assigned to such term in Section 6.1.

        "Capital Contribution" means any cash or cash equivalents or other property valued at its fair market value that a Partner contributes to the Partnership pursuant to this Agreement.

        "Carrying Value" means, with respect to any Partnership asset, the asset's adjusted basis for U.S. federal income tax purposes, except that the initial carrying value of assets contributed to the Partnership shall be their respective gross fair market values on the date of contribution as determined by the Managing Partner, and the Carrying Values of all Partnership assets shall be adjusted to equal their respective fair market values, in accordance with the rules set forth in United States Treasury Regulation Section 1.704-1(b)(2)(iv)(f), except as otherwise provided herein, as of: (a) the date of the acquisition of any additional Partnership Interest by any new or existing Partner in exchange for more than a de minimis Capital Contribution; (b) the date of the distribution of more than a de minimis amount of Partnership assets to a Partner in exchange for a Partnership Interest; (c) the date a Partnership Interest is relinquished to the Partnership; (d) the date that the Partnership issues more than a de minimis Partnership Interest to a new Partner in exchange for services; or (e) any other date specified in the United States Treasury Regulations; provided however that adjustments pursuant to clauses (a), (b) (c), (d) and (e) above shall be made only if such adjustments are deemed necessary or appropriate by the Managing Partner to reflect the relative economic interests of the Partners. In the case of any asset that has a Carrying Value that differs from its adjusted tax basis, Carrying Value shall be adjusted by the amount of depreciation calculated for purposes of the definition of "Net Income (Loss)" rather than the amount of depreciation determined for U.S. federal income tax purposes.

        "Certificate" means a certificate issued in global form in accordance with the rules and regulations of the Depositary or in such other form as may be adopted by the Managing Partner, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the Managing Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

        "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 2.1, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

        "Citizenship Certification" means a properly completed certificate in such form as may be specified by the Managing Partner by which a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

        "Closing Date" means the date of the consummation of the KPE Transaction.

        "Closing Price" has the meaning assigned to such term in Section 15.1(a).

        "Code" means the U.S. Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

        "Combined Interest" has the meaning assigned to such term in Section 11.3(a).

        "Commission" means the U.S. Securities and Exchange Commission.

        "Common Unit" means a Limited Partner Interest representing a fractional part of the Limited Partner Interests of all Limited Partners and having the rights and obligations specified with respect to Common Units in this Agreement.

        "Conflicts Committee" means a committee of the Board of Directors composed entirely of one or more directors or managers who meet the independence standards (but not, for the avoidance of doubt, the financial literacy or financial expert qualifications) required to serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed for trading.

        "Contingent Value Interest Agreement" means the Contingent Value Interest Agreement to be entered into in connection with the KPE Transaction between the Partnership and the CVI trustee, providing for the issuance of CVIs.

        "Current Market Price" has the meaning assigned to such term in Section 15.1(a)(ii).

        "CVI" means a contingent value interest of the Partnership issued pursuant to the Contingent Value Interest Agreement.

        "Delaware Limited Partnership Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. § 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

        "Departing Managing Partner" means a former Managing Partner from and after the effective date of any withdrawal of such former Managing Partner pursuant to Section 11.1.

        "Depositary" means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

        "Eligible Citizen" means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner the Managing Partner determines in its sole discretion does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

        "Event of Withdrawal" has the meaning assigned to such term in Section 11.1(a).

        "Exchange Agreement" means one or more exchange agreements providing for the exchange of Group Partnership Units or other securities issued by members of the Group Partnership Group for Common Units, as contemplated by the Registration Statement.

        "Fiscal Year" has the meaning assigned to such term in Section 8.2.

        "Group" means a Person that with or through any of its Affiliates or Associates has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting, exercising investment power or disposing of any Partnership Securities with any other Person that Beneficially Owns, or whose Affiliates or Associates Beneficially Own, directly or indirectly, Partnership Interests.

        "Group Member" means a member of the Partnership Group.

        "Group Partnership I" means KKR Management Holdings L.P., a Delaware limited partnership, and any successor thereto.

        "Group Partnership I General Partner" means KKR Management Holdings Corp., a Delaware corporation and the general partner of Group Partnership I, and any successor thereto.

        "Group Partnership II" means KKR Fund Holdings L.P., a Cayman limited partnership, and any successor thereto.

        "Group Partnership II General Partners" means the Partnership and KKR Fund Holdings GP Limited, a Cayman limited company, as general partners of Group Partnership II, and any successor thereto.

        "Group Partnership Agreements" means, collectively, the Amended and Restated Limited Partnership Agreement of Group Partnership I and the Amended and Restated Limited Partnership Agreement of Group Partnership II (and the partnership agreement then in effect of any future partnership designated as a Group Partnership), as they may each be amended, supplemented or restated from time to time.

        "Group Partnership General Partners" means, collectively, Group Partnership I General Partner and Group Partnership II General Partners (and the general partner of any future partnership designated as a Group Partnership).

        "Group Partnership Group" means, collectively, the Group Partnerships and their respective Subsidiaries.

        "Group Partnership Unit" means, collectively, one partnership unit in each of Group Partnership I and Group Partnership II (and any future partnership designated as a Group Partnership) issued under its respective Group Partnership Agreement.

        "Group Partnerships" means, collectively, Group Partnership I and Group Partnership II (and any future partnership designated as a Group Partnership).

        "Indemnitee" means (a) the Managing Partner, (b) any Departing Managing Partner, (c) any Person who is or was an Affiliate of the Managing Partner or any Departing Managing Partner, (d) any Person who is or was a member, partner, Tax Matters Partner (as defined in the Code), officer, director, employee, agent, fiduciary or trustee of any Group Member, any Group Partnership, the Partnership and its Subsidiaries, the Managing Partner or any Departing Managing Partner or any Affiliate of any Group Member, the Managing Partner or any Departing Managing Partner, (e) any Person who is or was serving at the request of the Managing Partner or any Departing Managing Partner or any Affiliate of the Managing Partner or any Departing Managing Partner as an officer, director, employee, member, partner, Tax Matters Partner (as defined in the Code), agent, fiduciary or trustee of another Person; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis or similar arms-length compensatory basis, agency, advisory, consulting, trustee, fiduciary or custodial services and (f) any Person the Managing Partner in its sole discretion designates as an "Indemnitee" for purposes of this Agreement.

        "Initial Limited Partner" means KPE or its designees, in each case upon being admitted to the Partnership in accordance with Section 10.1.

        "KKR Holdings" means KKR Holdings L.P., a Cayman limited partnership.

        "KPE" means KKR Private Equity Investors, L.P., a Guernsey limited partnership.

        "KPE Transaction" means the transaction contemplated in the Purchase and Sale Agreement.

        "Limited Partner" means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that acquires a Limited Partner Interest and is admitted to the Partnership as a limited partner of the Partnership pursuant to the terms of this Agreement and any Departing Managing Partner upon the change of its status from Managing Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person's capacity as a limited partner of the Partnership as long as such Person holds at least one Limited Partner Interest. For the avoidance of doubt, each holder of a Special Voting Unit shall be a Limited Partner. For purposes of the Delaware Limited Partnership Act, the Limited Partners shall constitute a single class or group of limited partners.

        "Limited Partner Interest" means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Special Voting Units or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, including voting rights, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

        "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

        "Liquidator" means the Managing Partner or one or more Persons as may be selected by the Managing Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Limited Partnership Act.

        "Managing Partner" means KKR Management LLC, a Delaware limited liability company, as the general partner of the Partnership and any successor or permitted assign that is admitted to the Partnership as general partner of the Partnership, each in its capacity as a general partner of the Partnership (except as the context otherwise requires).

        "Managing Partner Interest" means the management and ownership interest of the Managing Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which takes the form of Managing Partner Units, and includes any and all benefits to which a Managing Partner is entitled as provided in this Agreement, together with all obligations of a Managing Partner to comply with the terms and provisions of this Agreement.

        "Managing Partner Unit" means a fractional part of the Managing Partner Interest having the rights and obligations specified with respect to the Managing Partner Interest.

        "Merger Agreement" has the meaning assigned to such term in Section 14.1.

        "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act or any successor thereto and any other securities exchange (whether or not registered with the Commission under Section 6(a) of the Securities Exchange Act) that the Managing Partner in its sole discretion shall designate as a National Securities Exchange for purposes of this Agreement.

        "Net Income (Loss)" for any Fiscal Year (or other fiscal period) means the taxable income or loss of the Partnership for such period as determined in accordance with the accounting method used by the Partnership for U.S. federal income tax purposes with the following adjustments: (i) any income of the Partnership that is exempt from U.S. federal income taxation and not otherwise taken into account in computing Net Income (Loss) shall be added to such taxable income or loss; (ii) if the Carrying Value of any asset differs from its adjusted tax basis for U.S. federal income tax purposes, any depreciation, amortization or gain or loss resulting from a disposition of such asset shall be calculated with reference to such Carrying Value; (iii) upon an adjustment to the Carrying Value of any asset, pursuant to the definition of Carrying Value, the amount of the adjustment shall be included as gain or loss in computing such taxable income or loss; and (iv) any expenditures of the Partnership not deductible in computing taxable income or loss, not properly capitalizable and not otherwise taken into account in computing Net Income (Loss) pursuant to this definition shall be treated as deductible items.

        "Non-citizen Assignee" means a Person who the Managing Partner has determined in its sole discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the Managing Partner has become the Limited Partner, pursuant to Section 4.8.

        "Notice of Election to Purchase" has the meaning assigned to such term in Section 15.1(b).

        "Opinion of Counsel" means a written opinion of counsel or, in the case of tax matters, a qualified tax advisor (who may be regular counsel or tax adviser, as the case may be, to the Partnership or the Managing Partner or any of its Affiliates) acceptable to the Managing Partner in its discretion.

        "Organizational Limited Partner" means the initial limited partner of the Partnership as set forth in the Agreement of Limited Partnership of the Partnership, dated as of June 25, 2007.

        "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided however that if at any time any Person or Group (other than the Managing Partner or its Affiliates) Beneficially Owns 20% or more of any class of Outstanding Common Units, all

Common Units owned by such Person or Group shall not be entitled to be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided further that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Common Units of any class then Outstanding directly from the Managing Partner or its Affiliates, (ii) to any Person or Group who acquired 20% or more of any Outstanding Common Units of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the Managing Partner shall have notified such Person or Group in writing that such limitation shall not apply or (iii) to any Person or Group who acquired 20% or more of any Common Units issued by the Partnership with the prior approval of the Board of Directors. The determinations of the matters described in clauses (i), (ii) and (iii) of the foregoing sentence shall be conclusively determined by the Managing Partner in its sole discretion, which determination shall be final and binding on all Partners.

        "Partners" means the Managing Partner and the Limited Partners.

        "Partnership" means KKR & Co. L.P., a Delaware limited partnership.

        "Partnership Group" means the Partnership and its Subsidiaries treated as a single consolidated entity.

        "Partnership Interest" means an interest in the Partnership, which shall include the Managing Partner Interests and Limited Partner Interests.

        "Partnership Security" means any equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation Common Units, Special Voting Units and Managing Partner Units.

        "Percentage Interest" means, as of any date of determination, (i) as to any holder of Common Units in its capacity as such, the product obtained by multiplying (a) 100% less the percentage applicable to the Units referred to in clause (iv) by (b) the quotient obtained by dividing (x) the number of Common Units held by such holder by (y) the total number of all Outstanding Common Units, (ii) as to any holder of Managing Partner Units in its capacity as such with respect to such Managing Partner Units, 0%, (iii) as to any holder of Special Voting Units in its capacity as such with respect to such Special Voting Units, 0%, and (iv) as to any holder of other Units in its capacity as such with respect to such Units, the percentage established for such Units by the Managing Partner as a part of the issuance of such Units.

        "Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association (including any group, organization, co-tenancy, plan, board, council or committee), government (including a country, state, county, or any other governmental or political subdivision, agency or instrumentality thereof) or other entity (or series thereof).

        "Pro Rata" means (a) in respect of Units or any class thereof, apportioned equally among all designated Units, and (b) in respect of Partners or Record Holders, apportioned among all Partners or Record Holders, as the case may be, in accordance with their relative Percentage Interests.

        "Purchase Date" means the date determined by the Managing Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the Managing Partner and its Affiliates) pursuant to Article XV.

        "Purchase and Sale Agreement" means the purchase and sale agreement between the Partnership, KPE and the other parties thereto, dated July 27, 2008

        "Quarter" means, unless the context requires otherwise, a fiscal quarter of the Partnership, or with respect to the first fiscal quarter of the Partnership after the Closing Date the portion of such fiscal quarter after the Closing Date or, with respect to the final fiscal quarter of the Partnership, the relevant portion of such fiscal quarter.

        "Record Date" means the date and time established by the Managing Partner pursuant to Section 13.6 or, if applicable, the Liquidator pursuant to Section 12.4, in each case in its sole discretion for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer or other business of the Partnership.

        "Record Holder" means the Person in whose name a Partnership Interest is registered on the books of the Partnership or, if such books are maintained by the Transfer Agent, on the books of the Transfer Agent, in each case as of the Record Date.

        "Redeemable Interests" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

        "Registration Rights Agreement" means one or more registration rights agreements among the Partnership and the limited partners of the Group Partnerships providing for the registration of Common Units, as contemplated by the Registration Statement.

        "Registration Statement" means the Registration Statement on Form S-1/S-4 (Registration No. 333-144335) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the Common Units.

        "Securities Act" means the U.S. Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

        "Securities Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

        "Special Approval" means either (a) approval by a majority of the members of the Conflicts Committee or, if there is only one member of the Conflicts Committee, approval by the sole member of the Conflicts Committee, or (b) approval by the vote of the Record Holders representing a majority of the voting power of the Voting Units (excluding Voting Units owned by the Managing Partner and its Affiliates).

        "Special Voting Unit" means a Limited Partner Interest having the rights and obligations specified with respect to Special Voting Units in this Agreement. For the avoidance of doubt, holders of Special Voting Units, in their capacity as such, shall not be entitled to receive distributions by the Partnership and shall not be allocated income, gain, loss, deduction or credit of the Partnership.

        "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person or (d) any other Person the financial information of which is consolidated by such Person for financial reporting purposes under U.S. GAAP.

        "Surviving Business Entity" has the meaning assigned to such term in Section 14.2(b).

        "Tax Receivable Agreement" means the Tax Receivable Agreement to be entered into substantially concurrently with the KPE Transaction among the Partnership and KKR Holdings, or certain transferees of its limited partner interests in the Group Partnerships.

        "Trading Day" has the meaning assigned to such term in Section 15.1(a)(ii).

        "Transfer Agent" means such bank, trust company or other Person (including the Managing Partner or one of its Affiliates) as shall be appointed from time to time by the Managing Partner to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the Managing Partner shall act in such capacity.

        "Unit" means a Partnership Interest that is designated as a "Unit" and shall include Common Units, Special Voting Units and Managing Partner Units.

        "Unitholders" means the holders of Units.

        "U.S. GAAP" means U.S. generally accepted accounting principles consistently applied.

        "Voting Unit" means a Common Unit, a Special Voting Unit and any other Partnership Interest that is designated as a "Voting Unit" from time to time.

        "Withdrawal Opinion of Counsel" has the meaning assigned to such term in Section 11.1(b).

        SECTION 1.2.    Construction.    Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the terms "include," "includes," "including" or words of like import shall be deemed to be followed by the words "without limitation;" and the terms "hereof," "herein" or "hereunder" refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

        SECTION 2.1.    Formation.    The Partnership has been previously formed as a limited partnership pursuant to the filing of the Certificate of Limited Partnership with the Secretary of State of the State of Delaware on June 25, 2007, pursuant to the provisions of the Delaware Limited Partnership Act, and the execution of the Agreement of Limited Partnership of the Partnership, dated as of June 25, 2007, between the Managing Partner, as general partner, and the Organizational Limited Partner, as Limited Partner. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Limited Partnership Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

        SECTION 2.2.    Name.    The name of the Partnership shall be "KKR & Co. L.P." The Partnership's business may be conducted under any other name or names as determined by the Managing Partner in its sole discretion, including the name of the Managing Partner. The words "Limited Partnership," "LP," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The Managing Partner may change the name of the Partnership at any time and from time to time by filing an amendment to the Certificate of Limited Partnership (and upon any such filing this Agreement shall be deemed automatically amended to change the name of the Partnership) and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

        SECTION 2.3.    Registered Office; Registered Agent; Principal Office; Other Offices.    Unless and until changed by the Managing Partner by filing an amendment to the Certificate of Limited Partnership (and upon any such filing this Agreement shall be deemed automatically amended to change the registered office and the registered agent of the Partnership) the registered office of the Partnership in the State of Delaware is located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office is The Corporation Trust Company. The principal office of the Partnership is located at 9 West 57th Street, New York, New York 10019 or such other place as the Managing Partner in its sole discretion may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the Managing Partner deems necessary or appropriate. The address of the Managing Partner is 9 West 57th Street, New York, New York 10019 or such other place as the Managing Partner may from time to time designate by notice to the Limited Partners.

        SECTION 2.4.    Purpose and Business.    The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the Managing Partner in its sole discretion and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Limited Partnership Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member. To the fullest extent permitted by law, the Managing Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any business free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership or any Limited Partner or Record Holder and, in declining to so propose or approve, shall not be deemed to have breached this Agreement, any other agreement contemplated hereby, the Delaware Limited Partnership Act or any other provision of law, rule or regulation or equity.

        SECTION 2.5.    Powers.    The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

        SECTION 2.6.    Power of Attorney.

        (a)   Each Limited Partner and Record Holder hereby constitutes and appoints the Managing Partner and, if a Liquidator (other than the Managing Partner) shall have been selected pursuant to Section 12.3, the Liquidator, severally (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized managers and officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

            (i)  execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the Managing Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all amendments to this Agreement adopted in accordance with the terms hereof and all certificates, documents and other instruments that the Managing Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the Managing Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and termination of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, this Agreement (including issuance and cancellations of Special Voting Units pursuant to Section 5.5); (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger or consolidation or similar certificate) relating to a merger, consolidation, combination or conversion of the Partnership pursuant to Article XIV or otherwise in connection with the change of jurisdiction of the Partnership; and

           (ii)  execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the Managing Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) to effectuate the terms or intent of this Agreement; provided that when required by Section 13.3 or any other provision of this Agreement that establishes a certain percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the Managing Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of such percentage of the Limited Partners or of the Limited Partners of such class or series, as applicable.

        Nothing contained in this Section 2.6(a) shall be construed as authorizing the Managing Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

        (b)   The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, shall not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Record Holder and the transfer of all or any portion of such Limited Partner's or Record Holder's Partnership Interest and shall extend to such Limited Partner's or Record Holder's heirs, successors, assigns and personal representatives. Each such Limited Partner or Record Holder hereby agrees to be bound by any representation made by the Managing Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Record Holder, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Managing Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner and Record Holder shall execute and deliver to the Managing Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the Managing Partner or the Liquidator may request in order to effectuate this Agreement and the purposes of the Partnership.

        SECTION 2.7.    Term.    The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Limited Partnership Act and shall continue until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Limited Partnership Act.

        SECTION 2.8.    Title to Partnership Assets.    Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the Managing Partner, one or more of its Affiliates or one or more nominees, as the Managing Partner may determine. The Managing Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the Managing Partner or one or more of its Affiliates or one or more nominees shall be held by the Managing Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided however, that the Managing Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the Managing Partner in its sole discretion determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided further that prior to the withdrawal of the Managing Partner or as soon thereafter as practicable, the Managing Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the Managing Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

        SECTION 2.9.    Certain Undertakings Relating to the Separateness of the Partnership.

        (a)   Separateness Generally. The Partnership shall conduct its business and operations separate and apart from those of any other Person (other than the Managing Partner) in accordance with this Section 2.9.

        (b)   Separate Records. The Partnership shall maintain (i) its books and records, (ii) its accounts, and (iii) its financial statements separate from those of any other Person except for a Person whose financial results are required to be consolidated with the financial results of the Partnership.

        (c)   No Effect. Failure by the Managing Partner or the Partnership to comply with any of the obligations set forth above shall not affect the status of the Partnership as a separate legal entity, with its separate assets and separate liabilities.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

        SECTION 3.1.    Limitation of Liability.    The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Limited Partnership Act.

        SECTION 3.2.    Management of Business.    No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Limited Partnership Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the Managing Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the Managing Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Limited Partnership Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement or the Delaware Limited Partnership Act.

        SECTION 3.3.    Outside Activities of the Limited Partners.    Any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the

Partnership, including business interests and activities in direct competition with the Partnership Group or an Affiliate of a Group Member, nothwithstanding any provision to the contrary at Law. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

        SECTION 3.4.    Rights of Limited Partners.

        (a)   In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner's own expense:

            (i)  promptly after its becoming available, to obtain a copy of the Partnership's U.S. federal income tax returns for each year; and

           (ii)  to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed.

        (b)   The Managing Partner may keep confidential from the Limited Partners, for such period of time as the Managing Partner determines in its sole discretion, (i) any information that the Managing Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the Managing Partner believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF
PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

        SECTION 4.1.    Certificates.    Notwithstanding anything otherwise to the contrary herein, unless the Managing Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by Certificates. Certificates that may be issued shall be executed on behalf of the Partnership by the Managing Partner (and by any appropriate officer of the Managing Partner on behalf of the Managing Partner).

        No Certificate evidencing Common Units shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided however that if the Managing Partner elects to issue Certificates evidencing Common Units in global form, the Certificates evidencing Common Units shall be valid upon receipt of a Certificate from the Transfer Agent certifying that the Certificates evidencing Common Units have been duly registered in accordance with the directions of the Partnership.

        SECTION 4.2.    Mutilated, Destroyed, Lost or Stolen Certificates.

        (a)   If any mutilated Certificate evidencing Common Units is surrendered to the Transfer Agent or any mutilated Certificate evidencing other Partnership Securities is surrendered to the Managing Partner, the appropriate officers of the Managing Partner on behalf of the Managing Partner on behalf of the Partnership shall execute, and, if applicable, the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

        (b)   The appropriate officers of the Managing Partner on behalf of the Managing Partner on behalf of the Partnership shall execute and deliver, and, if applicable, the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

            (i)  makes proof by affidavit, in form and substance satisfactory to the Managing Partner, that a previously issued Certificate has been lost, destroyed or stolen;

           (ii)  requests the issuance of a new Certificate before the Managing Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

          (iii)  if requested by the Managing Partner, delivers to the Managing Partner a bond, in form and substance satisfactory to the Managing Partner, with surety or sureties and with fixed or open penalty as the Managing Partner, in its sole discretion, may direct to indemnify the Partnership, the Partners, the Managing Partner and, if applicable, the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

          (iv)  satisfies any other reasonable requirements imposed by the Managing Partner.

        If a Record Holder fails to notify the Managing Partner within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the Managing Partner or the Transfer Agent receives such notification, the Record Holder shall be precluded from making any claim against the Partnership, the Managing Partner or the Transfer Agent for such transfer or for a new Certificate.

        (c)   As a condition to the issuance of any new Certificate under this Section 4.2, the Managing Partner may require the payment of a sum sufficient to cover any tax or other charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent, if applicable) reasonably connected therewith.

        SECTION 4.3.    Record Holders.    The Partnership shall be entitled to recognize the Record Holder as the owner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise required by law or applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Partnership Interest.

        SECTION 4.4.    Transfer Generally.

        (a)   The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the Managing Partner assigns its Managing Partner Units to another Person who becomes the Managing Partner, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange, or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

        (b)   No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

        (c)   Nothing contained in this Agreement shall be construed to prevent a disposition by any member of the Managing Partner of any or all of the issued and outstanding limited liability company interests or other interests in the Managing Partner.

        SECTION 4.5.    Registration and Transfer of Limited Partner Interests.

        (a)   The Managing Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the Managing Partner on behalf of the Managing Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

        (b)   Except as otherwise provided in Section 4.8, the Partnership shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the Managing Partner for such transfer; provided that as a condition to the issuance of any new Certificate under this Section 4.5, the Managing Partner may require the payment of a sum sufficient to cover any tax or other charge that may be imposed with respect thereto.

        (c)   Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.4, (iii) Section 4.7, (iv) with respect to any series of Limited Partner Interests, the provisions of any statement of designations or amendment to this Agreement establishing such series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partnership Interests shall be freely transferable. Partnership Interests may also be subject to any transfer restrictions contained in any employee related policies or equity benefit plans, programs or practices adopted on behalf of the Partnership pursuant to Section 7.4(c).

        SECTION 4.6.    Transfer of the Managing Partner's Managing Partner Interest.

        (a)   Subject to Section 4.6(c) below, prior to December 31, 2018 the Managing Partner shall not transfer all or any part of its Managing Partner Interest (represented by Managing Partner Units) to a Person unless such transfer (i) has been approved by the prior written consent or vote of Limited Partners holding of at least a majority of the voting power of the Outstanding Voting Units (excluding Voting Units held by the Managing Partner or its Affiliates) or (ii) is of all, but not less than all, of its Managing Partner Interest to (A) an Affiliate of the Managing Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the Managing Partner with or into another Person (other than an individual) or the transfer by the Managing Partner of all, but not less than all, of its Managing Partner Interest to another Person (other than an individual).

        (b)   Subject to Section 4.6(c) below, on or after December 31, 2018 the Managing Partner may transfer all or any part of its Managing Partner Interest without Unitholder approval.

        (c)   Notwithstanding anything herein to the contrary, no transfer by the Managing Partner of all or any part of its Managing Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the Managing Partner under this Agreement and to be bound by the provisions of this Agreement and (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the Managing Partner effective immediately prior to the transfer of such Managing Partner Interest, and the business of the Partnership shall continue without dissolution.

        SECTION 4.7.    Restrictions on Transfers.

        (a)   Except as provided in Section 4.7(c) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable U.S. federal or state securities laws or rules and regulations of the Commission, any U.S. state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed).

        (b)   The Managing Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary or advisable to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes. The Managing Partner may impose such restrictions by amending this Agreement; provided however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests (unless the successor interests contemplated by Section 14.3(d) are traded on a National Securities Exchange) on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

        (c)   Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

        SECTION 4.8.    Citizenship Certificates; Non-citizen Assignees.

        (a)   If any Group Member is or becomes subject to any law or regulation that, in the determination of the Managing Partner in its sole discretion, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner, the Managing Partner may request any Limited Partner to furnish to the Managing Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the Managing Partner may request. If a Limited Partner fails to furnish to the Managing Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the Managing Partner determines, with the advice of counsel, that a Limited Partner is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.9. The Managing Partner also may require in its sole discretion that the status of any such Limited Partner be changed to that of a Non-citizen Assignee and, thereupon, the Managing Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

        (b)   The Managing Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including the Managing Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

        (c)   Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

        (d)   At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the Managing Partner, request that with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.9, such Non-citizen Assignee be admitted as a Limited Partner, and upon approval of the Managing Partner in its sole discretion, such Non-citizen Assignee shall be admitted as a Limited Partner and shall no longer constitute a Non-citizen Assignee and the Managing Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

        SECTION 4.9.    Redemption of Partnership Interests of Non-citizen Assignees.

        (a)   If at any time a Limited Partner fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.8(a), or if upon receipt of such Citizenship Certification or other information the Managing Partner determines, with the advice of counsel, that a Limited Partner is not an Eligible Citizen, the Managing Partner, in its sole discretion, may cause the Partnership to, unless the Limited Partner establishes to the satisfaction of the Managing Partner that such Limited Partner is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the Managing Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner as follows:

            (i)  The Managing Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon the redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificates evidencing such Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

           (ii)  The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid as determined by the Managing Partner in its sole discretion, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the prime lending rate prevailing on the date fixed for redemption as published by The Wall Street Journal, payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

          (iii)  The Limited Partner or his duly authorized representative shall be entitled to receive the payment for Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Limited Partner, at the place specified in the notice of redemption, of the Certificates, evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

          (iv)  After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests, unless otherwise required to be so treated for tax purposes.

        (b)   The provisions of this Section 4.9 shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee of a Person determined to be other than an Eligible Citizen.

        (c)   Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the Managing Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the Managing Partner in a Citizenship Certification that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

        (d)   Notwithstanding anything in Section 4.8 or Section 4.9 to the contrary, no proceeds shall be delivered to a Person to whom the delivery of such proceeds would violate applicable law, and in such case and in lieu thereof, the proceeds shall be delivered to a charity selected by the Managing Partner in its sole discretion and any redemption shall be effective upon delivery of such payments to such charity.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

        SECTION 5.1.    Organizational Issuances.    Upon issuance by the Partnership of Common Units on the Closing Date and the admission of such Unitholders as a Limited Partner, the Organizational Limited Partner of the Partnership shall automatically withdraw as a limited partner of the Partnership and as a result shall have no further right, interest or obligation of any kind whatsoever as a limited partner of the Partnership and any capital contribution of the Organizational Limited Partner will be returned to him on the date of such withdrawal.

        SECTION 5.2.    Contributions by the Managing Partner and its Affiliates.    The Managing Partner shall not be obligated to make any Capital Contributions to the Partnership.

        SECTION 5.3.    Contributions by KPE

        (a)   On the Closing Date and pursuant to the Purchase and Sale Agreement, (i) KPE shall contribute the Acquired Partnership Interests to the Partnership and the Partnership shall issue the number of Common Units required to be issued pursuant to the Purchase and Sale Agreement to KPE or its designees in accordance with the Purchase and Sale Agreement, and KPE and its transferees shall be admitted to the Partnership as Limited Partners subject to and in accordance with Section 10.2, and (ii) the Partnership shall issue the number of CVIs required to be issued pursuant to the Purchase and Sale Agreement to KPE or its designees.

        (b)   The holders of CVIs may be issued Common Units at the maturity of the CVIs or upon the occurrence of certain specified events in accordance with the terms of the CVIs and pursuant to the Group Partnership Agreements.

        (c)   For the avoidance of doubt, upon the further transfer of Common Units to Persons acquiring the same from KPE as contemplated by the Purchase and Sale Agreement, pursuant to a liquidating distribution by KPE, or otherwise, such transferees will be admitted as Limited Partners with respect to the Limited Partner Interests so transferred subject to and in accordance with Section 10.2.

        SECTION 5.4.    Interest and Withdrawal.    No interest on Capital Contributions shall be paid by the Partnership. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions are made pursuant to this Agreement or upon dissolution of the Partnership and then in each case only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement (including with respect to Partnership Securities subsequently issued by the Partnership), no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Limited Partnership Act.

        SECTION 5.5.    Issuances and Cancellations of Special Voting Units.    The Partnership shall issue one (1) Special Voting Unit to each record holder of a Group Partnership Unit other than the Partnership and its Subsidiaries. Upon the issuance to it of a Special Voting Unit, each holder thereof shall automatically and without further action be admitted to the Partnership as a limited partner of the Partnership. In the event that a holder of a Special Voting Unit shall cease to be the record holder of a Group Partnership Unit, the Special Voting Unit held by such holder shall be automatically cancelled without any further action of any Person and such holder shall cease to be a Limited Partner with respect to the Special Voting Unit so cancelled. The determination of the Managing Partner as to whether a holder of a Special Voting Unit is the record holder of a Group Partnership Unit or remains the record holder of such Special Voting Unit shall be made in its sole discretion, which determination will be conclusive and binding on all Partners.

        SECTION 5.6.    Issuances of Additional Partnership Securities.

        (a)   The Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the Managing Partner shall determine in its sole discretion, all without the approval of any Limited Partners, including pursuant to Section 7.4(c).

        (b)   Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) and Section 7.4(c) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the Managing Partner in its sole discretion, including (i) the right to share in Partnership Net Income (Loss) or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Security (including sinking fund provisions); (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by Certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security; and (viii) the right, if any, of the holder of each such Partnership Security to vote on Partnership matters, including matters relating to the relative designations, preferences, rights, powers and duties of such Partnership Security.

        (c)   The Managing Partner is hereby authorized to take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6 and Section 7.4(c), including the admission of additional Limited Partners in connection therewith and any related amendment of this Agreement, and (ii) all additional issuances of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities. The Managing Partner shall determine in its sole discretion the relative rights, powers and duties of the holders of the Units or other Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities being so issued. The Managing Partner is authorized to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities, including compliance with any statute, rule, regulation or guideline of any governmental agency or any National Securities Exchange on which the

Units or other Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities are listed for trading.

        SECTION 5.7.    Preemptive Rights.    Unless otherwise determined by the Managing Partner, in its sole discretion, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created.

        SECTION 5.8.    Splits and Combinations.

        (a)   Subject to Section 5.8(d), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units are proportionately adjusted retroactive to the beginning of the Partnership.

        (b)   Whenever such a distribution, subdivision or combination of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities is declared, the Managing Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall provide notice thereof at least 20 days prior to such Record Date to Unitholders not less than 10 days prior to the date of such notice. The Managing Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The Managing Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

        (c)   Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities held by such Record Holders, or the Managing Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding or outstanding options, rights, warrants or appreciation rights relating to Partnership Securities, the Partnership shall require, as a condition to the delivery to a Record Holder of any such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

        (d)   The Partnership shall not be required to issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.8(d), the Managing Partner in its sole discretion may determine that each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

        SECTION 5.9.    Fully Paid and Non-Assessable Nature of Limited Partner Interests.    All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Sections 17-607 or 17-804 of the Delaware Limited Partnership Act or this Agreement.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

        SECTION 6.1.    Establishment and Maintenance of Capital Accounts.    There shall be established for each Partner on the books of the Partnership as of the date such Partner becomes a Partner a capital account (each being a "Capital Account"). Each Capital Contribution by any Partner, if any, shall be credited to the Capital Account of such Partner on the date such Capital Contribution is made to the

Partnership. In addition, each Partner's Capital Account shall be (a) credited with (i) such Partner's allocable share of any Net Income (or items thereof) of the Partnership, and (ii) the amount of any Partnership liabilities that are assumed by the Partner or secured by any Partnership property distributed to the Partner and (b) debited with (i) the amount of distributions (and deemed distributions) to such Partner of cash or the fair market value of other property so distributed, (ii) such Partner's allocable share of Net Loss (or items thereof) of the Partnership, and (iii) the amount of any liabilities of the Partner assumed by the Partnership or which are secured by any property contributed by the Partner to the Partnership. Any other item which is required to be reflected in a Partner's Capital Account under Section 704(b) of the Code and the United States Treasury Regulations promulgated thereunder or otherwise under this Agreement shall be so reflected. The Managing Partner shall make such adjustments to Capital Accounts as it determines in its sole discretion to be appropriate to ensure allocations are made in accordance with a Partner's interest in the Partnership. Interest shall not be payable on Capital Account balances. The Partnership Capital Accounts shall be maintained in accordance with the provisions of Treasury Regulations section 1.704-1(b)(2)(iv)(f) and, to the extent not inconsistent with such regulation, the provisions of this Agreement. The Capital Account of each holder of Managing Partner Units or Special Voting Units shall at all times be zero, except to the extent such holder also holds Partnership Interests other than Managing Partner Units or Special Voting Units.

        SECTION 6.2.    Allocations.

        (a)   Net Income (Loss) (including items thereof) of the Partnership for each Fiscal Year shall be allocated to each Partner in accordance with such Partner's Percentage Interest, except as otherwise determined by the Managing Partner in its sole discretion in order to comply with the Code or applicable regulations thereunder.

        The Managing Partner shall determine all matters concerning allocations for tax purposes not expressly provided for herein in its sole discretion. For the proper administration of the Partnership and for the preservation of uniformity of Partnership Interests (or any portion or class or classes thereof), the Managing Partner may (i) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of United States Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of Partnership Interests (or any portion or class or classes thereof), and (ii) adopt and employ or modify such conventions and methods as the Managing Partner determines in its sole discretion to be appropriate for (A) the determination for tax purposes of items of income, gain, loss, deduction and credit and the allocation of such items among Partners and between transferors and transferees under this Agreement and pursuant to the Code and the United States Treasury Regulations promulgated thereunder, (B) the determination of the identities and tax classification of Partners, (C) the valuation of Partnership assets and the determination of tax basis, (D) the allocation of asset values and tax basis, (E) the adoption and maintenance of accounting methods and (F) taking into account differences between the Carrying Values of Partnership assets and such asset adjusted tax basis pursuant to Section 704(c) of the Code and the United States Treasury Regulations promulgated thereunder.

        (b)   Allocations that would otherwise be made to a Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the Managing Partner in its sole discretion.

        SECTION 6.3.    Requirement and Characterization of Distributions; Distributions to Record Holders.

        (a)   The Managing Partner, in its sole discretion, may authorize distributions by the Partnership to the Partners, which distributions shall be made Pro Rata in accordance with the Partners' respective Percentage Interests.

        (b)   The Managing Partner shall treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, less than all of the Partners, as a distribution of cash to such Partners.

        (c)   Notwithstanding Section 6.3(a), in the event of the dissolution of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

        (d)   Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

        (e)   Notwithstanding any provision to the contrary contained in this Agreement, the Partnership, and the Managing Partner on behalf of the Partnership, shall not be required to make a distribution to a Partner or a Record Holder if such distribution would violate the Delaware Limited Partnership Act or other applicable law.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

        SECTION 7.1.    Management.

        (a)   The Managing Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the Managing Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the Managing Partner under any other provision of this Agreement, the Managing Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines, in its sole discretion, to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

            (i)  the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities, and the incurring of any other obligations;

           (ii)  the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

          (iii)  the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

          (iv)  the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons; the repayment or guarantee of obligations of any Group Member and the making of Capital Contributions to any Group Member;

           (v)  the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the Managing Partner or its assets other than their interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

          (vi)  the distribution of Partnership cash;

         (vii)  the selection and dismissal of employees (including employees having such as titles as the Managing Partner may determine in its sole discretion) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

        (viii)  the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

          (ix)  the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, limited liability companies, corporations or other relationships (including the acquisition of interests in, and the contributions of property to, the Partnership's Subsidiaries from time to time) subject to the restrictions set forth in Section 2.4;

           (x)  the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

          (xi)  the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

         (xii)  the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.7);

        (xiii)  the purchase, sale or other acquisition or disposition of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities;

        (xiv)  the undertaking of any action in connection with the Partnership's participation in the management of the Partnership Group through its directors, officers or employees or the Partnership's direct or indirect ownership of the Group Members, including all things described in or contemplated by the Registration Statement and the agreements described in or filed as exhibits to the Registration Statement; and

         (xv)  cause to be registered for resale under the Securities Act and applicable state or non-U.S. securities laws, any securities of, or any securities convertible or exchangeable into securities of, the Partnership held by any Person, including the Managing Partner or any Affiliate of the Managing Partner.

        (b)   In exercising its authority under this Agreement, the Managing Partner may, but shall be under no obligation to, take into account the tax consequences to any Partner (including the Managing Partner) of any action taken (or not taken) by it. The Managing Partner and the Partnership shall not have any liability to a Limited Partner for monetary damages, equitable relief or otherwise for losses sustained, liabilities incurred or benefits not derived by such Limited Partner in connection with such decisions so long as the Managing Partner has acted pursuant to its authority under this Agreement.

        (c)   Notwithstanding any other provision of this Agreement, the Delaware Limited Partnership Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Purchase and Sale Agreement, the Exchange Agreement, the Tax Receivable Agreement, the Registration Rights Agreement, the Group Partnership Agreements and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the Managing Partner (on its own or through its delegation of such authority to any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership, in each case in such form and with such terms as it in its sole discretion shall determine, without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the Managing Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the Managing Partner or any Affiliate of the Managing Partner of the rights accorded pursuant to Article XV), shall not constitute a breach by the Managing Partner of any duty that the Managing Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

        SECTION 7.2.    Certificate of Limited Partnership.    The Managing Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Limited Partnership Act and is authorized to cause to be filed such other certificates or documents that the Managing Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other U.S. state in which the Partnership may elect to do business or own property. To the extent the Managing Partner determines such action to be necessary or appropriate, the Managing Partner is authorized to file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the Managing Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

        In the event that the Managing Partner determines the Partnership should seek relief pursuant to Section 7704(e) of the Code to preserve the status of the Partnership as a partnership for U.S. federal (and applicable U.S. state) income tax purposes, the Partnership and each Partner shall agree to adjustments required by the U.S. tax authorities, and the Partnership shall pay such amounts as required by the U.S. tax authorities, to preserve the status of the Partnership as a partnership for U.S. federal (and applicable U.S. state) income tax purposes.

        SECTION 7.3.    Partnership Group Assets; Managing Partner's Authority.    Except as provided in Articles XII and XIV, the Managing Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership Group's assets, taken as a whole, in a single transaction or a series of related transactions, without the approval of holders of a majority of the voting power of Outstanding Voting Units; provided however that this provision shall not preclude or limit the Managing Partner's ability, in its sole discretion, to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group (including for the benefit of Persons other than members of the Partnership Group, including Affiliates of the Managing Partner) and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a majority of the voting power of Outstanding Voting Units, the Managing Partner shall not, on behalf of the Partnership, except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

        SECTION 7.4.    Reimbursement of the Managing Partner.

        (a)   Except as provided in this Section 7.4 and elsewhere in this Agreement, the Managing Partner shall not be compensated for its services as general partner or managing member of any Group Member.

        (b)   The Managing Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the Managing Partner may determine, in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the Managing Partner to perform services for the Partnership Group or for the Managing Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the Managing Partner in connection with operating the Partnership Group's business (including expenses allocated to the Managing Partner by its Affiliates). The Managing Partner in its sole discretion shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the Managing Partner as a result of indemnification pursuant to Section 7.7.

        (c)   The Managing Partner may, in its sole discretion, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), propose and adopt on behalf of the Partnership Group equity benefit plans, programs and practices (including plans, programs and practices involving the issuance of or reservation of issuance of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities), or cause the Partnership to issue or to reserve for issuance Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities in connection with, or pursuant to, any such equity benefit plan, program or practice or any equity benefit plan, program or practice maintained or sponsored by the Managing Partner or any of its Affiliates in respect of services performed directly or indirectly for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the Managing Partner or any of its Affiliates any Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities that the Managing Partner or such Affiliates are obligated to provide pursuant to any equity benefit plans, programs or practices maintained or sponsored by them. Expenses incurred by the Managing Partner in connection with any such plans, programs and practices (including the net cost to the Managing Partner or such Affiliates of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities purchased by the Managing Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the Managing Partner under any equity benefit plans, programs or practices adopted by the Managing Partner as permitted by this Section 7.4(c) shall constitute obligations of the Managing Partner hereunder and shall be assumed by any successor Managing Partner approved pursuant to Section 11.1 or the transferee of or successor to all of the Managing Partner's Managing Partner Interest.

        SECTION 7.5.    Outside Activities.

        (a)   On and after the Closing Date, the Managing Partner, for so long as it is a Managing Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner, member, trustee or stockholder and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner, managing member, trustee or stockholder of one or more Group

Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member.

        (b)   Except insofar as the Managing Partner is specifically restricted by Section 7.5(a), each Indemnitee shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise to any Group Member or any Partner or Record Holder. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement or the partnership relationship established hereby in any business ventures of any Indemnitee.

        (c)   Subject to the terms of Section 7.5(a) and Section 7.5(b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engagement in competitive activities by any Indemnitees (other than the Managing Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall not be a breach of the Managing Partner's or any other Indemnitee's duties or any other obligation of any type whatsoever of the Managing Partner or any other Indemnitee if the Indemnitee (other than the Managing Partner) engages in any such business interests or activities in preference to or to the exclusion of any Group Member, (iii) the Managing Partner and the Indemnities shall have no obligation hereunder or as a result of any duty otherwise existing at law, in equity or otherwise to present business opportunities to any Group Member and (iv) the doctrine of "corporate opportunity" or other analogous doctrine shall not apply to any such Indemnitee.

        (d)   The Managing Partner and any of its Affiliates may acquire Units or other Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities and, except as otherwise expressly provided in this Agreement, shall be entitled to exercise all rights of a Managing Partner or Limited Partner, as applicable, relating to such Units or Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities.

        SECTION 7.6.    Loans from the Managing Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the Managing Partner.

        (a)   The Managing Partner or any of its Affiliates may, but shall be under no obligation to, lend to any Group Member, and any Group Member may borrow from the Managing Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the Managing Partner may determine, in each case on terms that are fair and reasonable to the Partnership; provided however that the requirements of this Section 7.6(a) conclusively shall be deemed satisfied and not a breach of any duty hereunder or existing at law, in equity or otherwise as to any transaction (i) approved by Special Approval, (ii) the terms of which are, in the aggregate, no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) that is fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be or have been particularly favorable or advantageous to the Partnership).

        (b)   Any Group Member (including the Partnership) may lend or contribute to any other Group Member, and any Group Member may borrow from any other Group Member (including the Partnership), funds on terms and conditions determined by the Managing Partner. The foregoing authority shall be exercised by the Managing Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

        (c)   The Managing Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the Managing Partner in the discharge of its duties as general partner of the Partnership. Any services rendered to a Group Member by the Managing Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided however that the requirements of this Section 7.6(c) conclusively shall be deemed satisfied and not a breach of any duty hereunder or existing at law, in equity or otherwise as to any transaction (i) approved by Special Approval, (ii) the terms of which are, in the aggregate, no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) that is fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be or have been particularly favorable or advantageous to the Partnership). The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).

        (d)   The Partnership may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

        (e)   The Managing Partner or any of its Affiliates may sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, pursuant to transactions that are fair and reasonable to the Partnership; provided however that the requirements of this Section 7.6(e) conclusively shall be deemed to be satisfied and not a breach of any duty hereunder or existing at law, in equity or otherwise as to (i) the transactions effected pursuant to Section 5.3 and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are, in the aggregate, no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that is fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be or have been particularly favorable or advantageous to the Partnership). With respect to any contribution of assets to the Partnership in exchange for Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities, the Conflicts Committee, in determining whether the appropriate number of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed and such other factors as the Conflicts Committee deems relevant under the circumstances.

        (f)    The Managing Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the Managing Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the Managing Partner or its Affiliates to enter into such contracts.

        SECTION 7.7.    Indemnification.

        (a)   To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership on an after tax basis from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee whether arising from acts or omissions to act occurring on, before or after the date of this Agreement; provided that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct. Notwithstanding the preceding sentence, except as otherwise provided in Section 7.7(j), the Partnership shall be required to indemnify a Person described in such sentence in connection with any claim, demand, action, suit or proceeding (or part thereof) commenced by such Person only if (x) the commencement of such action, suit or proceeding (or part thereof) by such Person was authorized by the Managing Partner in its sole discretion or (y) it is determined that such Person was entitled to indemnification by the Partnership pursuant to Section 7.7(j).

        (b)   To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay such amount if it ultimately shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7. Notwithstanding the preceding sentence, except as otherwise provided in Section 7.7(j), the Partnership shall be required to indemnify a Person described in such sentence in connection with any claim, demand, action, suit or proceeding (or part thereof) commenced by such Person only if (x) the commencement of such claim, demand, action, suit or proceeding (or part thereof) by such Person was authorized by the Managing Partner in its sole discretion or (y) it is determined that such Person was entitled to indemnification by the Partnership pursuant to Section 7.7(j).

        (c)   The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, insurance, pursuant to any vote of the holders of Outstanding Voting Units entitled to vote on such matter, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Purchase and Sale Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity.

        (d)   The Partnership may purchase and maintain (or reimburse the Managing Partner or its Affiliates for the cost of) insurance, on behalf of the Managing Partner, its Affiliates, the Indemnitees and such other Persons as the Managing Partner shall determine in its sole discretion, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

        (e)   For purposes of this Section 7.7, (i) the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; (ii) excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and (iii) any action taken or omitted by an Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

        (f)    Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership. The Managing Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification. In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

        (g)   An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

        (h)   The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

        (i)    No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or-in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

        (j)    If a claim for indemnification (following the final disposition of the action, suit or proceeding for which indemnification is being sought) or advancement of expenses under this Section 7.7 is not paid in full within thirty (30) days after a written claim therefor by any Indemnitee has been received by the Partnership, such Indemnitee may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expenses of prosecuting such claim, including reasonable attorneys' fees. In any such action the Partnership shall have the burden of proving that such Indemnitee is not entitled to the requested indemnification or advancement of expenses under applicable law.

        (k)   This Section 7.7 shall not limit the right of the Partnership, to the extent and in the manner permitted by law, to indemnify and to advance expenses to, and purchase and maintain insurance on behalf of, Persons other than Indemnitees.

        SECTION 7.8.    Liability of Indemnitees.

        (a)   Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable to the Partnership, the Partners or any other Persons who have acquired interests in the Partnership Securities or are bound by this Agreement, for any losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising as a result of any act or omission of an Indemnitee, or for any breach of contract (including breach of this Agreement) or any breach of duties (including breach of fiduciary duties) whether arising hereunder, at law, in equity or otherwise, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct.

        (b)   The Managing Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the Managing Partner shall not be responsible for any misconduct, negligence or wrongdoing on the part of any such agent appointed by the Managing Partner in good faith.

        (c)   Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted, and provided such Person became an Indemnitee hereunder prior to such amendment, modification or repeal.

        SECTION 7.9.    Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

        (a)   Unless otherwise expressly provided in this Agreement, whenever a potential conflict of interest exists or arises between the Managing Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action by the Managing Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, any Group Partnership Agreement, or any agreement contemplated herein or therein, or of any duty hereunder or existing at law, in equity or otherwise, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) on terms which are, in the aggregate, no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be or have been particularly favorable or advantageous to the Partnership). The Managing Partner shall and the Conflicts Committee (in connection with any Special Approval by the Conflicts Committee) each shall be authorized in connection with its resolution of any conflict of interest to consider such factors as it determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. The Managing Partner shall be authorized but not required in connection with its resolution of any conflict of interest to seek Special Approval of such resolution, and the Managing Partner may also adopt a resolution or course of action that has not received Special Approval. Failure to seek Special Approval shall not be deemed to indicate that a conflict of interest exists or that Special Approval could not have been obtained. If Special Approval is not sought and the Managing Partner determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (ii) or (iii) above, then it shall be presumed that, in making its determination, the Managing Partner acted in good faith and in any proceeding brought by or on behalf of any Limited Partner, the Partnership or any other Person bound by this Agreement challenging such determination, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, and without limitation of Section 7.6 to the fullest extent permitted by the Delaware Limited Partnership Act, the existence of the conflicts of interest described in or contemplated by the Registration Statement are hereby approved, and all such conflicts of interest are waived, by all Partners and shall not constitute a breach of this Agreement or any duty existing at Law or otherwise.

        (b)   Notwithstanding any other provision of this Agreement or otherwise applicable provision of law or equity, whenever in this Agreement or any other agreement contemplated hereby or otherwise the Managing Partner, in its capacity as the general partner of the Partnership or its Affiliates, or the Conflicts Committee in connection with a Special Approval, is permitted to or required to make a decision in its "sole discretion" or "discretion" or that it deems "necessary or appropriate" or "necessary or advisable" or under a grant of similar authority or latitude, then the Managing Partner, or such Affiliates causing it to do so or the Conflicts Committee, as appropriate, shall, to the fullest extent permitted by law, make such decision in its sole discretion (regardless of whether there is a reference to "sole discretion" or "discretion"), and shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Partnership or the Partners, and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby, under the Delaware Limited Partnership Act or under any other law, rule or regulation or in equity. Whenever in this Agreement or any other agreement contemplated hereby or otherwise the Managing Partner or the Conflicts Committee, as appropriate, is permitted to or required to make a decision in its "good faith" then for purposes of this Agreement, the Managing Partner, or any of its Affiliates that cause it to make any such decision or the Conflicts Committee, as appropriate, shall be conclusively presumed to be acting in good faith if such Person or Persons subjectively believe(s) that the decision made or not made is in the best interests of the Partnership.

        (c)   Whenever the Managing Partner makes a determination or takes or fails to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as a general partner of the Partnership, whether under this Agreement or any other agreement or circumstance contemplated hereby or otherwise, then the Managing Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or not to take such other action free of any duty (including any fiduciary duty) or obligation, whatsoever to the Partnership, any Partner, any Record Holder or any other Person bound by this Agreement, and the Managing Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Limited Partnership Act or any other law, rule or regulation or at equity.

        (d)   Notwithstanding anything to the contrary in this Agreement, the Managing Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the Managing Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the Managing Partner or any of its Affiliates to enter into such contracts shall be in its sole discretion.

        (e)   Except as expressly set forth in this Agreement, to the fullest extent permitted by law, neither the Managing Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership, any Limited Partner or any other Person bound by this Agreement, and the provisions of this Agreement, to the extent that they restrict or otherwise modify or eliminate the duties and liabilities, including fiduciary duties, of the Managing Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the Managing Partner or such other Indemnitee.

        (f)    The Limited Partners, hereby authorize the Managing Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the Managing Partner pursuant to this Section 7.9.

        (g)   The Limited Partners expressly acknowledge that the Managing Partner is under no obligation to consider the separate interests of the Limited Partners (including the tax consequences to Limited Partners) in deciding whether to cause the Partnership to take (or decline to take) any actions, and that the Managing Partner shall not be liable to the Limited Partners for monetary damages or equitable relief for losses sustained, liabilities incurred or benefits not derived by Limited Partners in connection with such decisions.

        SECTION 7.10.    Other Matters Concerning the Managing Partner.

        (a)   The Managing Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

        (b)   The Managing Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the Managing Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

        (c)   The Managing Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers or any duly appointed attorney or attorneys-in-fact. Each such attorney shall, to the extent provided by the Managing Partner in the power of attorney, have full power and authority to do and perform each and every act and duty that is permitted or required to be done by the Managing Partner hereunder.

        SECTION 7.11.    Purchase or Sale of Partnership Securities.    The Managing Partner may cause the Partnership or any other Group Member to purchase or otherwise acquire Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities. The Managing Partner or any of its Affiliates may also purchase or otherwise acquire and sell or otherwise dispose of Partnership

Securities or options, rights, warrants or appreciation rights relating to Partnership Securities for their own account, subject to the provisions of Articles IV and X.

        SECTION 7.12.    Reliance by Third Parties.    Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the Managing Partner and any officer of the Managing Partner purporting to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the Managing Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Managing Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the Managing Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Managing Partner or any such officer. Each and every certificate, document or other instrument executed on behalf of the Partnership by the Managing Partner or any such officer shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Managing Partner or any such officer executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership, and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING

        SECTION 8.1.    Records and Accounting.    The Managing Partner shall keep or cause to be kept at the principal office of the Partnership or any other place designated by the Managing Partner in its sole discretion appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

        SECTION 8.2.    Fiscal Year.    The fiscal year of the Partnership (each, a "Fiscal Year") shall be a year ending December 31. The Managing Partner in its sole discretion may change the Fiscal Year of the Partnership at any time and from time to time in each case as may be required or permitted under the Code or applicable United States Treasury Regulations and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

ARTICLE IX

TAX MATTERS

        SECTION 9.1.    Continuation of KPE.    Pursuant to Section 708 of the Code, and consistent with U.S. Internal Revenue Service Revenue Ruling 84-52, 1984-1 C.B. 157 and with U.S. Internal Revenue Service

Revenue Ruling 95-37, 1995-1 C.B. 130, the Partnership will be treated as a continuation of KPE for U.S. federal income tax purposes.

        SECTION 9.2.    Tax Returns and Information.    As soon as reasonably practicable after the end of each Fiscal Year, the Partnership shall send to each Partner a copy of U.S. Internal Revenue Service Schedule K-1 with respect to such Fiscal Year. The Partnership also shall provide the Partners with such other information as may be reasonably required in the discretion of the Managing Partner for purposes of allowing the Partners to prepare and file their own U.S. federal, state and local tax returns. Each Partner shall be required to report for all tax purposes consistently with such information provided by the Partnership. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes.

        SECTION 9.3.    Tax Elections.    The Managing Partner shall determine whether to make, refrain from making or revoke any and all elections permitted by the tax laws of the United States, the several states and other relevant jurisdictions, in its sole discretion.

        SECTION 9.4.    Tax Controversies.    Subject to the provisions hereof, the Managing Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the Managing Partner and to do or refrain from doing any or all things reasonably required by the Managing Partner to conduct such proceedings.

        SECTION 9.5.    Withholding.    Notwithstanding any other provision of this Agreement, the Managing Partner is authorized to take any action that may be required or be necessary or appropriate to cause the Partnership or any other Group Member to comply with any withholding requirements established under the Code or any other U.S. federal, state, local or non-U.S. law including pursuant to Sections 1441, 1442, 1445, 1446 and 3406 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including by reason of Section 1446 of the Code), the Managing Partner shall treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

        SECTION 9.6.    Election to be Treated as a Corporation.    Notwithstanding anything to the contrary contained herein, if the Managing Partner determines in its sole discretion that it is no longer in the interests of the Partnership to continue as a partnership for U.S. federal income tax purposes, the Managing Partner may elect to treat the Partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes or may effect such change by merger or conversion or otherwise under applicable law.

        SECTION 9.7.    CVI.    The CVI shall be treated as an interest in the Partnership for U.S. federal income tax purposes, and no Partner shall take a contrary position on any income tax return, amendment thereof or communication with a taxing authority. To the extent the Contingent Value Interest Agreement imposes obligations on the Partnership, the Contingent Value Interest Agreement shall be treated as part of this Agreement as described in Section 761(c) of the Code, and Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) of the U.S. Treasury Regulations.

ARTICLE X

ADMISSION OF PARTNERS

        SECTION 10.1.    Admission of Initial Limited Partners.    Upon the issuance by the Partnership of Common Units to KPE or its designees as described in Section 5.3 in connection with the KPE

Transaction, the Managing Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units issued to them.

        SECTION 10.2.    Admission of Additional Limited Partners.

        (a)   By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 10.2 or the issuance of any Limited Partner Interests in accordance herewith (including in a merger, consolidation or other business combination pursuant to Article XIV), and except as provided in Section 4.8, each transferee or other recipient of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer or issuance is reflected in the books and records of the Partnership, with or without execution of this Agreement, (ii) shall become bound by the terms of, and shall be deemed to have agreed to be bound by, this Agreement, (iii) shall become the Record Holder of the Limited Partner Interests so transferred or issued, (iv) represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement, (v) grants the powers of attorney set forth in this Agreement and (vi) makes the consents, acknowledgments and waivers contained in this Agreement. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Record Holder without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest. The rights and obligations of a Person who is a Non-citizen Assignee shall be determined in accordance with Section 4.8.

        (b)   The name and mailing address of each Record Holder shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The Managing Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable).

        (c)   Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.2(a).

        SECTION 10.3.    Admission of Successor Managing Partner.    A successor Managing Partner approved pursuant to Section 11.1 or the transferee of or successor to all of the Managing Partner Interest (represented by Managing Partner Units) pursuant to Section 4.6 who is proposed to be admitted as a successor Managing Partner shall be admitted to the Partnership as the Managing Partner effective immediately prior to the withdrawal of the predecessor or transferring Managing Partner pursuant to Section 11.1 or the transfer of such Managing Partner's Managing Partner Interest (represented by Managing Partner Units) pursuant to Section 4.6; provided however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor is hereby authorized to and shall, subject to the terms hereof, carry on the business of the Partnership without dissolution.

        SECTION 10.4.    Amendment of Agreement and Certificate of Limited Partnership to Reflect the Admission of Partners.    To effect the admission to the Partnership of any Partner, the Managing Partner is authorized to take all steps necessary under the Delaware Limited Partnership Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, the Managing Partner is authorized to prepare and file an amendment to the Certificate of Limited Partnership, and the Managing Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

        SECTION 11.1.    Withdrawal of the Managing Partner.

        (a)   The Managing Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal"):

            (i)  The Managing Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

           (ii)  The Managing Partner transfers all of its Managing Partner Interest pursuant to Section 4.6;

          (iii)  The Managing Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Managing Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iii); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the Managing Partner or of all or any substantial part of its properties;

          (iv)  A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the Managing Partner; or

           (v)  (A) in the event the Managing Partner is a corporation, a certificate of dissolution or its equivalent is filed for the Managing Partner, or 90 days expire after the date of notice to the Managing Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the Managing Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the Managing Partner; (C) in the event the Managing Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the Managing Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the Managing Partner.

        If an Event of Withdrawal specified in Section 11.1(a)(i), (iii) or (v)(A), (B), (C) or (E) occurs, the withdrawing Managing Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the Managing Partner from the Partnership.

        (b)   Withdrawal of the Managing Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, New York City time, on December 31, 2018 the Managing Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Limited Partners holding at least a majority of the voting power of the Outstanding Voting Units (excluding Voting Units held by the Managing Partner and its Affiliates) and the Managing Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor Managing Partner) would not result in the loss of the limited liability of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, New York City time, on December 31, 2018 the Managing Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the Managing Partner ceases to be the Managing Partner pursuant to Section 11.1(a)(ii); or (iv) notwithstanding clause (i) of this sentence, at any time that the Managing Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the Managing Partner and its Affiliates) Beneficially Own, own of record or otherwise control at least 50% of the Outstanding Common Units. The withdrawal of the Managing Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the Managing Partner as general partner or managing member, to the extent applicable, of the other Group Members. If the Managing Partner withdraws pursuant to Section 11.1(a)(i), the Limited Partners holding of a majority of the voting power of Outstanding Voting Units, may, prior to the effective date of such withdrawal, elect a successor Managing Partner. The Person so elected as successor Managing Partner shall become the successor Managing Partner as contemplated by Section 10.3 and shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the Managing Partner is a general partner or a managing member, and is hereby authorized to, and shall, continue the business of the Partnership and, to the extent applicable, the other Group Members without dissolution. If, prior to the effective date of the Managing Partner's withdrawal pursuant to Section 11.1(a)(i), a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with and subject to Section 12.1. Any successor Managing Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3. If the Managing Partner withdraws pursuant to Section 11.1(a)(iii), (iv) or (v), a successor Managing Partner may be elected as provided in Section 12.2.

        SECTION 11.2.    No Removal of the Managing Partner.    The Unitholders shall have no right to remove or expel, with or without cause, the Managing Partner.

        SECTION 11.3.    Interest of Departing Managing Partner and Successor Managing Partner.

        (a)   In the event of the withdrawal of a Managing Partner, if a successor Managing Partner is elected in accordance with the terms of Sections 11.1, the Departing Managing Partner shall have the option exercisable prior to the effective date of the withdrawal of such Departing Managing Partner to require its successor to purchase (x) its Managing Partner Interest (represented by Managing Partner Units) and (y) its general partner interest (or equivalent interest), if any, in the other Group Members ((x) and (y) collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal. The Departing Managing Partner shall be entitled to receive all reimbursements due such Departing Managing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Managing Partner or its Affiliates (excluding any Group Member) for the benefit of the Partnership or the other Group Members.

        For purposes of this Section 11.3(a), the fair market value of a Departing Managing Partner's Combined Interest shall be determined by agreement between the Departing Managing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Managing Partner's departure, by an independent investment banking firm or other independent expert selected jointly by the Departing Managing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Managing Partner shall designate an independent investment banking firm or other independent expert, the Departing Managing Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Managing Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Common Units are then listed, the value of the Partnership's assets, the rights and obligations of the Departing Managing Partner and other factors it may deem relevant.

        (b)   If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing Managing Partner (or its transferee) shall automatically become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor).

        Any successor Managing Partner shall indemnify the Departing Managing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Managing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing Managing Partner to Common Units will be characterized as if the Departing Managing Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly-issued Common Units.

        SECTION 11.4.    Withdrawal of Limited Partners.    No Limited Partner shall have any right to withdraw from the Partnership; provided however that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

        SECTION 12.1.    Dissolution.    The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor Managing Partner in accordance with the terms of this Agreement. Upon the withdrawal of the Managing Partner, if a successor Managing Partner is elected or admitted pursuant to Sections 4.6, 10.3, 11.1 or 12.2, the Partnership shall not be dissolved and such successor Managing Partner is hereby authorized to, and shall, continue the business of the Partnership. Subject to Section 12.2, the Partnership shall dissolve, and its affairs shall be wound up, upon:

        (a)   an Event of Withdrawal of the Managing Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and such successor is admitted to the Partnership pursuant to this Agreement;

        (b)   an election to dissolve the Partnership by the Managing Partner that is approved by the Unitholders holding a majority of the voting power of Outstanding Voting Units;

        (c)   the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Limited Partnership Act; or

        (d)   at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Limited Partnership Act.

        SECTION 12.2.    Continuation of the Business of the Partnership After Event of Withdrawal.    Upon an Event of Withdrawal caused by (a) the withdrawal of the Managing Partner as provided in Sections 11.1(a)(i) and the failure of the Partners to select a successor to such Departing Managing Partner pursuant to Section 11.1, then within 90 days thereafter, or (b) an event constituting an Event of Withdrawal as defined in Sections 11.1(a)(iii), (iv) or (v), then, to the maximum extent permitted by law, within 180 days thereafter, the Unitholders holding a majority of the voting power of Outstanding Voting Units may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as the successor Managing Partner a Person approved by the Unitholders holding a majority of the voting power of Outstanding Voting Units. Unless such an election is made within the applicable time period as set forth above, the Partnership shall dissolve and conduct only activities necessary to wind up its affairs. If such an election is so made, then:

            (i)  the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

           (ii)  if the successor Managing Partner is not the former Managing Partner, then the interest of the former Managing Partner shall be treated in the manner provided in Section 11.3; and

          (iii)  the successor Managing Partner shall be admitted to the Partnership as Managing Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided that the right of the Unitholders holding a majority of the voting power of Outstanding Voting Units to approve a successor Managing Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel (x) that the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership nor any Group Member (other than the Group Partnership I General Partner or other Group Member that is formed or existing as a corporation) would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of such right to continue (to the extent not so treated or taxed).

        SECTION 12.3.    Liquidator.    Upon dissolution of the Partnership, unless the Partnership is continued pursuant to Section 12.2, the Managing Partner shall act, or select in its sole discretion one or more Persons to act, as Liquidator. If the Managing Partner is acting as the Liquidator, it shall not be entitled to receive any additional compensation for acting in such capacity. If a Person other than the Managing Partner acts as Liquidator, such Liquidator (1) shall be entitled to receive such compensation for its services as may be approved by either the Board of Directors of the withdrawing Managing Partner (or similar governing body) or Unitholders holding at least a majority of the voting power of the Outstanding Voting Units voting as a single class, (2) shall agree not to resign at any time without 15 days' prior notice and (3) may be removed at any time, with or without cause, by notice of removal approved by Unitholders holding at least a majority of the voting power of the Outstanding Voting Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the voting power of the Outstanding Voting Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Managing Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

        SECTION 12.4.    Liquidation.    The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Limited Partnership Act and the following:

        (a)   Disposition of Assets.    The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate distributions of cash (to the extent any cash is available) must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

        (b)   Discharge of Liabilities.    Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment.

        (c)   Liquidation Distributions.    All cash and other property in excess of that required to discharge liabilities (whether by payment or the making of reasonable provision for payment thereof) as provided in Section 12.4(b) shall be distributed to the Partners in accordance with their respective Percentage Interests as of a Record Date selected by the Liquidator.

        SECTION 12.5.    Cancellation of Certificate of Limited Partnership.    Upon the completion of the distribution of Partnership cash and other property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership shall be cancelled in accordance with the Delaware Limited Partnership Act and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

        SECTION 12.6.    Return of Contributions.    The Managing Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

        SECTION 12.7.    Waiver of Partition.    To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

        SECTION 12.8.    Capital Account Restoration.    No Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership or otherwise.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

        SECTION 13.1.    Amendments to be Adopted Solely by the Managing Partner.    Each Partner agrees that the Managing Partner, without the approval of any Partner, any Unitholder or any other Person may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

        (a)   a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

        (b)   the admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

        (c)   a change that the Managing Partner determines in its sole discretion to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or other jurisdiction or to ensure that the Group Members (other than the Group Partnership I General Partner) will not be treated as associations taxable as corporations or otherwise taxed as entities for U.S. federal income tax purposes (to the extent not so treated);

        (d)   a change that the Managing Partner determines in its sole discretion to be necessary or appropriate to address changes in U.S. federal, state and local income tax regulations, legislation or interpretation;

        (e)   a change that the Managing Partner determines (i) does not adversely affect the Limited Partners considered as a whole (or adversely affect any particular class of Partnership Interests as compared to another class of Partnership Interests, treating the Common Units as a separate class for this purpose except under clause (h) below) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any U.S. federal, state, local or non-U.S. agency or judicial authority or contained in any U.S. federal, state, local or non-U.S. statute (including the Delaware Limited Partnership Act) or (B) facilitate the trading of the Limited Partner Interests (including the division of any class or classes of Outstanding Limited Partner Interests into different classes to facilitate uniformity of tax consequences within such classes of Limited Partner Interests) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are or will be listed, (iii) to be necessary or appropriate in connection with action taken by the Managing Partner pursuant to Section 5.8 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

        (f)    a change in the Fiscal Year or taxable year of the Partnership and any other changes that the Managing Partner determines to be necessary or appropriate as a result of a change in the Fiscal Year or taxable year of the Partnership including, if the Managing Partner shall so determine in its sole discretion, a change in the definition of "Quarter" and the periods of time with respect to which distributions are to be made by the Partnership;

        (g)   an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, the Managing Partner or its Indemnitees, from having a material risk of being in any manner subjected to registration under the provisions of the U.S. Investment Company Act of 1940, as amended, the U.S. Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

        (h)   an amendment that the Managing Partner determines in its sole discretion to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities pursuant to Section 5.6;

        (i)    any amendment expressly permitted in this Agreement to be made by the Managing Partner acting alone;

        (j)    an amendment effected, necessitated or contemplated by a Merger Agreement permitted by Section 14;

        (k)   an amendment that the Managing Partner determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other Person, in connection with the conduct by the Partnership of activities permitted by the terms of Sections 2.4 or 7.1(a);

        (l)    an amendment effected, necessitated or contemplated by an amendment to any Group Partnership Agreement that requires unitholders of any Group Partnership to provide a statement, certification or other proof of evidence to the Group Partnerships regarding whether such unitholder is subject to U.S. federal income taxation on the income generated by the Group Partnerships;

        (m)  a merger, conversion or conveyance pursuant to Section 14.3(d), including any amendment permitted pursuant to Section 14.5;

        (n)   any amendment that the Managing Partner determines to be necessary or appropriate to cure any ambiguity, omission, mistake, defect or inconsistency; or

        (o)   any other amendments substantially similar to the foregoing.

        SECTION 13.2.    Amendment Procedures.    Except as provided in Sections 5.6, 13.1, 13.3 and 14.5, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by the Managing Partner; provided however that, to the fullest extent permitted by law, the Managing Partner shall have no duty or obligation to propose or consent to any amendment to this Agreement and may decline to do so free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership or any Limited Partner or other Person bound by or entitled to enjoy the benefits under this Agreement. A proposed amendment shall be effective upon its approval by the Unitholders holding a majority of the voting power of the Outstanding Voting Units, unless a greater or different percentage is required under this Agreement or by the Delaware Limited Partnership Act. Each proposed amendment that requires the approval of the holders of a specified percentage of the voting power of Outstanding Voting Units shall be set forth in a writing that contains the text or summary of the proposed amendment. If such an amendment is proposed, the Managing Partner shall seek the written approval of the requisite percentage of the voting power of Outstanding Voting Units or call a meeting of the Unitholders to consider and vote on such proposed amendment, in each case in accordance with the other provisions of this Article XIII. The Managing Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

        SECTION 13.3.    Amendment Requirements.

        (a)   Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that requires the vote or consent of Unitholders holding, or holders of, a percentage of the voting power of Outstanding Voting Units (including Voting Units deemed owned by the Managing Partner and its Affiliates) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of Unitholders or holders of Outstanding Voting Units whose aggregate Outstanding Voting Units constitute not less than the voting or consent requirement sought to be reduced.

        (b)   Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to the Managing Partner or any of its Affiliates without the Managing Partner's consent, which consent may be given or withheld in its sole discretion.

        (c)   Except as provided in Sections 13.1 and 14.3, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests (treating the Common Units as a separate class for this purpose) must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

        (d)   Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Article XIV, no amendments shall become effective without the approval of Unitholders holding at least 90% of the voting power of the Outstanding Voting Units unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under the Delaware Limited Partnership Act.

        (e)   Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the Unitholders holding of at least 90% of the voting power of the Outstanding Voting Units.

        SECTION 13.4.    Special Meetings.    All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the Managing Partner or by Limited Partners representing 50% or more of the voting power of the Outstanding Limited Partner Interests of the class or classes for which a meeting is proposed. (For the avoidance of doubt, the Common Units and the Special Voting Units shall not constitute separate classes for this purpose.) Limited Partners shall call a special meeting by delivering to the Managing Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing, agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the Managing Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the Managing Partner in its sole discretion on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership within the meaning of the Delaware Limited Partnership Act so as to jeopardize the Limited Partners' limited liability under the Delaware Limited Partnership Act or the law of any other state in which the Partnership is qualified to do business.

        SECTION 13.5.    Notice of a Meeting.    Notice of a meeting called pursuant to Section 13.4 shall be given to the holders of the class or classes of Limited Partner Interests for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

        SECTION 13.6.    Record Date.    For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the Managing Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the Managing Partner to give such approvals (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). If the Managing Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the Business Day immediately preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the Managing Partner in accordance with Section 13.11 and the applicable provisions of Rule 14C of the Securities Exchange Act.

        SECTION 13.7.    Adjournment.    When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

        SECTION 13.8.    Waiver of Notice; Approval of Meeting; Approval of Minutes.    The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except (i) when the Limited Partner attends the meeting solely for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business at such meeting because the meeting is not lawfully called or convened, and takes no other action, and (ii) that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

        SECTION 13.9.    Quorum.    The Limited Partners holding a majority of the voting power of the Outstanding Limited Partner Interests of the class or classes for which a meeting has been called (including Limited Partner Interests deemed owned by the Managing Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by Limited Partners holding a greater percentage of the voting power of such Limited Partner Interests, in which case the quorum shall be such greater percentage. (For the avoidance of doubt, the Common Units and the Special Voting Units shall not constitute separate classes for this purpose.) At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Limited Partner Interests that in the aggregate represent a majority of the voting power of the Outstanding Limited Partner Interests entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under this Agreement, in which case the act of the Limited Partners holding Outstanding Limited Partner Interests that in the aggregate represent at least such greater or different percentage of the voting power shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of the voting power of Outstanding Limited Partner Interests specified in this Agreement (including Outstanding Limited Partner Interests deemed owned by the Managing Partner). In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of Limited Partners holding at least a majority of the voting power of the Outstanding Limited Partner Interests present and entitled to vote at such meeting (including Outstanding Limited Partner Interests deemed owned by the Managing Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

        SECTION 13.10.    Conduct of a Meeting.    The Managing Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies, the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting and similar matters. The Managing Partner shall designate a Person to serve as chairman of any meeting, who shall, among other things, be entitled to exercise the powers of the Managing Partner set forth in this Section 13.10, and the Managing Partner shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the Managing Partner. The Managing Partner may make such other regulations consistent with applicable law and this Agreement as it may deem necessary or advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals, proxies and votes in writing.

        SECTION 13.11.    Action Without a Meeting.    If authorized by the Managing Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting, without a vote and without prior notice, if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the voting power of the Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the Managing Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests or a class thereof are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved such action in writing. The Managing Partner may specify that any written ballot, if any, submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the Managing Partner in its sole discretion. If a ballot returned to the Partnership does not vote all of the Limited Partner Interests held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Limited Partner Interests that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the Managing Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the Managing Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the Managing Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership within the meaning of the Delaware Limited Partnership Act so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the U.S. state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the Managing Partner to solicit all Limited Partners in connection with a matter approved by the requisite percentage of the voting power of Limited Partners or other holders of Outstanding Voting Units acting by written consent without a meeting.

        SECTION 13.12.    Voting and Other Rights.

        (a)   Only those Record Holders of the Outstanding Limited Partner Interests on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Limited Partner Interests have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Limited Partner Interests shall be deemed to be references to the votes or acts of the Record Holders of such

Outstanding Limited Partner Interests. Each Common Unit shall entitle the holder thereof to one vote for each Common Unit held of record by such holder as of the relevant Record Date.

        (b)   With respect to Limited Partner Interests that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Limited Partner Interests are registered, such other Person shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, and unless the arrangement between such Persons provides otherwise, vote such Limited Partner Interests in favor of, and at the direction of, the Person who is the Beneficial Owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

        SECTION 13.13.    Participation of Special Voting Units in All Actions Participated in by Common Units.

        (a)   Notwithstanding any other provision of this Agreement, the Delaware Limited Partnership Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Securities hereby agrees that the holders of Special Voting Units (other than the Partnership and its Subsidiaries) shall be entitled to receive notice of, be included in any requisite quora for and participate in any and all approvals, votes or other actions of the Partners on an equivalent basis as, and treating such Persons for all purposes as if they are, Limited Partners holding Common Units (including, without limitation, the notices, quora, approvals, votes and other actions contemplated by Sections 4.6(a), 7.3, 7.7(c), 7.9(a), 11.1(b), 12.1(b), 12.2, 12.3, 13.2, 13.3, 13.4, 13.5, 13.6, 13.8, 13.9, 13.10, 13.11, 13.12, 14.3 and 16.1 hereof), including any and all notices, quora, approvals, votes and other actions that may be taken pursuant to the requirements of the Delaware Limited Partnership Act or any other applicable law, rule or regulation. This Agreement shall be construed in all cases to give maximum effect to such agreement.

        Each holder of a Special Voting Unit (other than the Partnership and its Subsidiaries) shall be entitled, as such, to a number of Limited Partner votes that are equal to the aggregate number of Group Partnership Units held of record by such holder as of the relevant Record Date. The number of votes to which each holder of a Special Voting Unit shall be entitled shall be adjusted accordingly if (i) a Limited Partner holding Common Units, as such, shall become entitled to a number of votes other than one for each Common Unit held and/or (ii) under the terms of the Exchange Agreement the holders of Group Partnership Units party thereto shall become entitled to exchange each such Group Partnership Unit for a number of Common Units other than one. The holders of Special Voting Units shall vote together with the Limited Partners holding Common Units as a single class and, to the extent that the Limited Partners holding Common Units shall vote together with the holders of any other class of Partnership Interest, the holders of Special Voting Units shall also vote together with the holders of such other class of Partnership Interests on an equivalent basis as the Limited Partners holding Common Units.

        (b)   Notwithstanding anything to the contrary contained in this Agreement, and in addition to any other vote required by the Delaware Limited Partnership Act or this Agreement, the affirmative vote of the holders of at least a majority of the voting power of the Special Voting Units (excluding Special Voting Units held by the Partnership and its Subsidiaries) voting separately as a class shall be required to alter, amend or repeal this Section 13.13 or to adopt any provision inconsistent therewith.

ARTICLE XIV

MERGER

        SECTION 14.1.    Authority.    The Partnership may merge or consolidate or otherwise combine with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts, unincorporated businesses or other Person permitted by the Delaware Limited Partnership Act, including a partnership (whether general or limited (including a limited liability partnership or a limited liability limited partnership)), formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger, consolidation or other business combination ("Merger Agreement") in accordance with this Article XIV.

        SECTION 14.2.    Procedure for Merger, Consolidation or Other Business Combination.    Merger, consolidation or other business combination of the Partnership pursuant to this Article XIV requires the prior consent of the Managing Partner, provided however that, to the fullest extent permitted by law, the Managing Partner shall have no duty or obligation to consent to any merger, consolidation or other business combination of the Partnership and, to the fullest extent permitted by law and notwithstanding any provision to the contrary at Law, may decline to do so free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner or any other Person bound by this Agreement and, in declining to consent to a merger, consolidation or other business combination, shall not be required to act pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Limited Partnership Act or any other law, rule or regulation or at equity. If the Managing Partner shall determine, in the exercise of its sole discretion, to consent to the merger, consolidation or other business combination, the Managing Partner shall approve the Merger Agreement, which shall set forth:

        (a)   The names and jurisdictions of formation or organization of each of the business entities proposing to merge, consolidate or combine;

        (b)   The name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger, consolidation or other business combination (the "Surviving Business Entity");

        (c)   The terms and conditions of the proposed merger, consolidation or other business combination;

        (d)   The manner and basis of converting or exchanging the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be converted or exchanged solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other Person (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive upon conversion of, or in exchange for, their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other Person (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

        (e)   A statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger, consolidation or other business combination;

        (f)    The effective time of the merger, consolidation or other business combination which may be the date of the filing of the certificate of merger or consolidation or similar certificate pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided that if the effective time of such transaction is to be later than the date of the filing of such certificate, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate and stated therein); and

        (g)   Such other provisions with respect to the proposed merger, consolidation or other business combination that the Managing Partner determines in its sole discretion to be necessary or appropriate.

        SECTION 14.3.    Approval by Limited Partners of Merger, Consolidation or Other Business Combination; Conversion of the Partnership into another Limited Liability Entity

        (a)   Except as provided in Section 14.3(d), the Managing Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement and the merger, consolidation or other business combination contemplated thereby be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a meeting or the written consent.

        (b)   Except as provided in Section 14.3(d), the Merger Agreement and the merger, consolidation or other business combination contemplated thereby shall be approved upon receiving the affirmative vote or consent of the holders of a majority of the voting power of Outstanding Voting Units.

        (c)   Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or consolidation or similar certificate pursuant to Section 14.4, the merger, consolidation or other business combination may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

        (d)   Notwithstanding anything else contained in this Article XIV or otherwise in this Agreement, the Managing Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity, which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member or those arising from its incorporation or formation; provided that (A) the Managing Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner, (B) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (C) the governing instruments of the new entity provide the Limited Partners and the Managing Partner with substantially the same rights and obligations as are herein contained.

        SECTION 14.4.    Certificate of Merger or Consolidation.    Upon the approval by the Managing Partner and the Unitholders of a Merger Agreement and the merger, consolidation or business combination contemplated thereby, a certificate of merger or consolidation or similar certificate shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Limited Partnership Act.

        SECTION 14.5.    Amendment of Partnership Agreement.    Pursuant to Section 17-211(g) of the Delaware Limited Partnership Act, an agreement of merger, consolidation or other business combination approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for a limited partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger, consolidation or other business combination.

        SECTION 14.6.    Effect of Merger.

        (a)   At the effective time of the certificate of merger or consolidation or similar certificate:

            (i)  all of the rights, privileges and powers of each of the business entities that has merged, consolidated or otherwise combined, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger, consolidation or other business combination shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

           (ii)  the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger, consolidation or other business combination;

          (iii)  all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

          (iv)  all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

        (b)   A merger, consolidation or other business combination effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

        SECTION 15.1.    Right to Acquire Limited Partner Interests.

        (a)   Notwithstanding any other provision of this Agreement, if at any time:

            (i)  less than 10% of the total Limited Partner Interests of any class then Outstanding (other than Special Voting Units) is held by Persons other than the Managing Partner and its Affiliates; or

           (ii)  the Partnership is subjected to registration under the provisions of the U.S. Investment Company Act of 1940, as amended,

the Managing Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the Managing Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the Managing Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the Managing Partner (or any of its Affiliates acting in concert with the Partnership) for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange on which such Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the primary reporting system then in use in relation to such Limited Partner Interest of such class, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the Managing Partner in its sole discretion, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the Managing Partner in its sole discretion; and (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

        (b)   If the Managing Partner, any Affiliate of the Managing Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the Managing Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the Managing Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and circulated in the Borough of Manhattan, New York City. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the Managing Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests (in the case of Limited Partner Interests evidenced by Certificates, upon surrender of Certificates representing such Limited Partner Interests) in exchange for payment at such office or offices of the Transfer Agent as the Transfer Agent may specify or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the Managing Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest (in the case of Limited Partner Interests evidenced by Certificates, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests) and such Limited Partner Interests shall thereupon be deemed to be transferred to the Managing Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the Managing Partner or any Affiliate of the Managing Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

ARTICLE XVI

GENERAL PROVISIONS

        SECTION 16.1.    Addresses and Notices.

        (a)   Any notice, demand, request, report, document or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person, when sent by first class United States mail or by other means of written communication to the Partner at the address in Section 16.1(b), or when made in any other manner, including by press release, if permitted by applicable law.

        (b)   Any payment, distribution or other matter to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, when delivered in person or upon sending of such payment, distribution or other matter to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise.

        (c)   Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports, documents or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery.

        (d)   An affidavit or certificate of making of any notice, demand, request, report, document, proxy material, payment, distribution or other matter in accordance with the provisions of this Section 16.1 executed by the Managing Partner, the Transfer Agent, their agents or the mailing organization shall be prima facie evidence of the giving or making of such notice, demand, request, report, document, proxy material, payment, distribution or other matter. If any notice, demand, request, report, document, proxy material, payment, distribution or other matter given or made in accordance with the provisions of this Section 16.1 is returned marked to indicate that it was unable to be delivered, such notice, demand, request, report, documents, proxy materials, payment, distribution or other matter and, if returned by the United States Postal Service (or other physical mail delivery mail service outside the United States of America), any subsequent notices, demands, requests, reports, documents, proxy materials, payments, distributions or other matters shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) or other delivery if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, demand, request, report, document, proxy material, payment, distribution or other matter to the other Partners. Any notice to the Partnership shall be deemed given if received in writing by the Managing Partner at the principal office of the Partnership designated pursuant to Section 2.3. The Managing Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

        SECTION 16.2.    Further Action.    The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

        SECTION 16.3.    Binding Effect.    This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns. The Indemnitees and their heirs, executors, administrators and successors shall be entitled to receive the benefits of this Agreement.

        SECTION 16.4.    Integration.    This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

        SECTION 16.5.    Creditors.    None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

        SECTION 16.6.    Waiver.    No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

        SECTION 16.7.    Counterparts.    This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest pursuant to Section 10.2(a), without execution hereof.

        SECTION 16.8.    Applicable Law.    This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

        SECTION 16.9.    Invalidity of Provisions.    If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

        SECTION 16.10.    Consent of Partners.    Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

        SECTION 16.11.    Facsimile Signatures.    The use of facsimile signatures affixed in the name and on behalf of the Transfer Agent on Certificates, if any, representing Common Units is expressly permitted by this Agreement.

[Remainder of Page Intentionally Left Blank]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above:

MANAGING PARTNER:
KKR MANAGEMENT LLC
By:	, its managing member
By:
Name: Title:
ORGANIZATIONAL LIMITED PARTNER:
By:
Name:
LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the Managing Partner or without execution hereof pursuant to Section 10.2(a).
KKR MANAGEMENT LLC
By:	, its managing member

By:
Name: Title:

Appendix B

Opinion of Citigroup Global Markets Limited

388 Grenwich Street New York NY 10013

July 27, 2008

The Board of Directors and the Independent Directors of the Board of Directors of KKR Guernsey GP Limited, acting in its capacity as general partner of KKR Private Equity Investors, L.P.
P.O. Box 255
Trafalgar Court, Les Banques
St. Peter Port, Guernsey, GY1 3QL
Channel Islands

Members of the Board of Directors and the Independent Directors of the Board of Directors of KKR Guernsey GP Limited:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than KKR & Co. L.P. ("KKR"), a Delaware limited partnership, and its affiliates) of the common units of KKR Private Equity Investors, L.P., a Guernsey limited partnership ("KPE LP"), (the "Independent Unit Holders") of the Exchange Ratio (defined below) to be received by the Independent Unit Holders pursuant to the Liquidation (defined below), as contemplated by the Purchase Agreement (defined below). As more fully described in the Purchase and Sale Agreement to be entered into by and among (1) KKR Management LLC, a Delaware limited liability company, acting in its capacity as the general partner of KKR, (2) KKR Guernsey GP Limited, a Guernsey company limited by shares, acting in its capacity as the general partner of KPE LP ("GP") and (3) KKR Guernsey Investment Partnership GP Limited, a Guernsey limited partnership, acting in its capacity as the general partner of KKR PEI Investments, L.P., a Guernsey limited partnership (the "Investment Partnership") and such other parties identified therein (the "Purchase Agreement"), (i) KKR will purchase and KPE LP will sell all of KPE LP's limited partner interests in the Investment Partnership (the "Purchase and Sale"), (ii) KKR will assume all of KPE LP's liabilities and (iii) as consideration for that sale, KPE LP will receive (a) common units representing limited partner interests of KKR (the "KKR Common Units"), representing 21% of the pro forma equity of KKR after giving effect to the Purchase and Sale (but before giving effect to any issuance of KKR Common Units issued in respect of any settlement of the CVIs (defined below)) and (b) the same number of contingent value interests of KKR (the "KKR CVIs"), representing the right to receive up to approximately 58.54 million KKR Common Units or the cash equivalent at the election of the KKR Holdings L.P. principals, under certain circumstances. As a result of the closing of the transaction contemplated by the Purchase and Sale, KPE LP's only significant assets will be the KKR Common Units and KKR CVIs that it received in the Purchase and Sale. As promptly as practicable after the closing of the Purchase and Sale, KPE LP will pay a dividend in kind of all the KKR Common Units and KKR CVIs received in the Purchase and Sale to the holders of common units of KPE LP and dissolve and liquidate (the "Liquidation," together with the Purchase and Sale, the "Transaction") and each common unit of KPE LP then outstanding (the "Company Common Units") will be exchanged for (a) one (1) KKR Common Unit for each Company Common Unit held immediately prior to the Purchase and Sale (the "KKR Common Unit Exchange Ratio") and (b) one (1) KKR CVI for each Company Common Unit held immediately prior to the Purchase and Sale (the "KKR CVI Exchange Ratio", together with the KKR Common Unit Exchange Ratio, the "Exchange Ratio").

        In arriving at our opinion, we reviewed a draft dated July 27, 2008 of the Purchase Agreement, including the draft announcement press release and pro forma financials to be attached thereto and held discussions with certain senior officers, directors and other representatives and advisors of KPE LP or GP and certain senior officers and other representatives and advisors of KKR concerning the businesses, operations and prospects of KPE LP and KKR. We examined certain publicly available business and financial information relating to KPE LP and KKR, as well as certain financial information and other data relating to KPE LP and KKR which were provided to or discussed with us by the respective managements of KPE LP and KKR. We have not received any financial forecasts from KPE LP, other than the preliminary net asset value as of June 30, 2008 (the "Preliminary NAV"), or from KKR, other than its 2009 and 2010 estimated economic net income (on a standalone and pro forma basis), respectively, as well as certain components thereof. Therefore, we have not performed a discounted cash flow analysis with respect to either KPE LP or KKR. We reviewed the financial terms of the Purchase and Sale as set forth in the Purchase Agreement in relation to, among other things: current and historical market prices and trading volumes of Company Common Units; the historical financial and other operating data of KPE LP; the historical earnings and other operating data of KKR; and the capitalization and financial condition of KPE LP and KKR. We considered, to the extent publicly available, the control premia of certain other transactions that we considered relevant in evaluating the Purchase and Sale and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of KPE LP and KKR. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

        In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us (including KPE LP's Preliminary NAV and KKR's 2009 and 2010 estimated economic net income (on a standalone and pro forma basis), respectively, as well as certain components thereof)) and upon the assurances of the managements of KPE LP and KKR that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. Based on discussions with the management of KPE LP, we have assumed that the Preliminary NAV will be the same as KPE LP's net asset value as of June 30, 2008 to be reported by KPE LP on July 28, 2008. With respect to financial information and other data relating to KPE LP's Preliminary NAV and KKR's estimated economic net income provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of KPE LP and KKR that such information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of KPE LP and KKR as to KPE LP's Preliminary NAV and KKR's 2009 and 2010 estimated economic net income and pro forma economic net income (on a standalone and pro forma basis), respectively, as well as certain components thereof.

        We have assumed, with your consent, that the Purchase and Sale will be consummated in accordance with the terms of the Purchase Agreement and that KPE LP will carry out the Liquidation, in each case without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on KPE LP, KKR or the contemplated benefits of the Transaction (including without limitation, the ability of KPE LP to distribute the KKR Common Units to the Independent Unit Holders). Representatives of KPE LP have advised us, and we further have assumed, that the final terms of the Purchase Agreement and the Liquidation will not vary materially from those set forth in the drafts reviewed by us. We also have assumed, with your consent, that the Transaction will be treated as a tax-free reorganization for federal income tax purposes. As you are aware, we have not considered, nor made any assumptions regarding, the tax treatment of the KKR CVIs.

        Our opinion, as set forth herein, relates to the relative values of KPE LP and KKR. We are not expressing any opinion as to what the value of the KKR Common Units or the KKR CVIs actually will be when issued pursuant to the Purchase and Sale or distributed pursuant to the Liquidation or the price at which the KKR Common Units will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of KPE LP or KKR nor have we made any physical inspection of the properties or assets of KPE LP or KKR. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of KPE LP, nor were we requested to consider, and our opinion does not address, the underlying business decision of KPE LP to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for KPE LP or the effect of any other transaction in which KPE LP might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the consideration to be paid in the Transaction. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

        Citigroup Global Markets Limited has acted as financial advisor to KPE LP (acting through its GP) in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We and our affiliates in the past have provided, and currently provide, services to KPE LP and KKR unrelated to the proposed Transaction, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, (i) providing extensive financial advisory, capital markets and lending services to KKR, its affiliates or its portfolio companies in various transactions and proposed transactions, (ii) having a recent role in relation to KKR's filed initial public offering in 2007, (iii) acting as lead arranger on a $1 billion revolving credit facility for KPE LP in 2007 and (iv) acting as joint global coordinator and bookrunner for KPE LP's initial public offering in 2006. KKR has also committed to us that we will have a role in a future initial public offering of KKR, which may occur if the Transaction is not consummated. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of KPE LP and KKR or its affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with KPE LP, KKR and their respective affiliates.

        Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors and the Independent Directors of the Board of Directors of GP, acting in its capacity as general partner of KPE LP in their evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any unit holder as to how such unit holder should vote or act on any matters relating to the proposed Transaction.

        Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Independent Unit Holders.

Very truly yours,

/s/ Citigroup Global Markets Limited

CITIGROUP GLOBAL MARKETS LIMITED

Appendix C

Opinion of Lazard Frères & Co. LLC

LAZARD FRÈRES & CO. LLC 30 ROCKEFELLER PLAZA NEW YORK, NY 10020 PHONE 212-632-6000 www.lazard.com

July 27, 2008

The Independent Directors of the Board of Directors of KKR Guernsey GP Limited, acting in its capacity as general partner of KKR Private Equity Investors, L.P.
P.O. Box 255
Trafalgar Court, Les Banques
St. Peter Port, Guernsey, GY1 3QL
Channel Islands

Dear Independent Directors of the Board of Directors of KKR Guernsey GP Limited:

        We understand that (1) KKR Management LLC, a Delaware limited liability company, acting in its capacity as the general partner of KKR & Co. L.P., a Delaware limited partnership ("KKR"), and its affiliates, (2) KKR Guernsey GP Limited, ("GP"), a Guernsey company limited by shares, acting in its capacity as the general partner of KKR Private Equity Investors, L.P., a Guernsey limited partnership ("KPE LP"), and (3) KKR Guernsey Investment Partnership GP Limited, a Guernsey limited partnership, acting in its capacity as the general partner of KKR PEI Investments, L.P., a Guernsey limited partnership (the "Investment Partnership") and such other parties identified in the Agreement, as defined below, propose to enter into a Purchase and Sale Agreement, dated as of July 27, 2008 (the "Agreement"). Pursuant to the Agreement, (i) KKR will purchase and KPE LP will sell all of KPE LP's limited partner interests in the Investment Partnership (the "Purchase and Sale"), (ii) KKR will assume all of KPE LP's liabilities and (iii) as consideration for that sale, KPE LP will receive (a) common units representing limited partner interests of KKR (the "KKR Common Units"), representing 21% of the pro forma equity of KKR after giving effect to the Purchase and Sale (but before giving effect to any issuance of KKR Common Units issued in respect of any settlement of the KKR CVIs, as defined below), and (b) the same number of contingent value interests of KKR (the "KKR CVIs"), representing the right to receive up to approximately 58.54 KKR Common Units or the cash equivalent at the election of the KKR Holdings L.P. principals, under certain circumstances. As a result of the closing of the transaction contemplated by the Purchase and Sale, KPE LP's only significant assets will be the KKR Common Units and KKR CVIs that it received in the Purchase and Sale. As promptly as practicable after the closing of the Purchase and Sale, KPE LP will pay a dividend in kind of all the KKR Common Units and KKR CVIs received in the Purchase and Sale to the holders of common units of KPE LP and dissolve and liquidate (the "Liquidation," together with the Purchase and Sale, the "Transaction") and each common unit of KPE LP then outstanding (the "Company Common Units") will be exchanged for: (a) one (1) KKR Common Unit for each Company Common Unit held immediately prior to the Purchase and Sale (the "KKR Common Unit Exchange Ratio") and (b) one (1) KKR CVI for each Company Common Unit held immediately prior to the Purchase and Sale (the "KKR CVI Exchange Ratio", together with the KKR Common Unit Exchange Ratio, the "Exchange Ratio"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

        You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders (other than KKR and its affiliates) of the common units of KPE LP (the "Independent Unit Holders") of the Exchange Ratio to be paid to the Independent Unit Holders pursuant to the Transaction as contemplated by the Agreement.

        In connection with this opinion, we have:

  (i)
  reviewed the financial terms and conditions of the draft dated July 27, 2008 of the Agreement, including the draft announcement press release and pro forma financials to be attached thereto;

  (ii)
  examined certain publicly available business and financial information relating to KPE LP and KKR;

  (iii)
  examined various financial information and other data provided to us by the management of KPE LP relating to the business of KPE LP and financial information and other data provided to us by the management of KKR relating to the business of KKR (we have not received any financial forecasts from KPE LP, other than the preliminary net asset value as of June 30, 2008 (the "Preliminary NAV"), or from KKR, other than its 2009 and 2010 estimated economic net income (on a standalone and pro forma basis), respectively, as well as certain components thereof);

  (iv)
  held discussions with members of the senior management, directors and other representatives and advisors of KPE LP and members of the senior management and other representatives and advisors of KKR with respect to the businesses, operations and prospects of KPE LP and KKR, respectively;

  (v)
  reviewed and analyzed certain financial and other public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of KPE LP and KKR, respectively;

  (vi)
  reviewed historical trading prices, trading volumes and net asset values of KPE LP and its Company Common Units; and

  (vii)
  conducted such other financial studies as we deemed appropriate.

        We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information, including all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of KPE LP or KKR or their respective subsidiaries or concerning the solvency or fair value of KPE LP or KKR, and we have not been furnished with such valuation or appraisal. Based on discussions with the management of KPE LP, we have assumed that the Preliminary NAV will be the same as KPE LP's net asset value as of June 30, 2008 to be reported by KPE LP on July 28, 2008. With respect to KPE LP's Preliminary NAV and KKR's 2009 and 2010 estimated economic net income (on a standalone and pro forma basis), respectively, as well as certain components thereof, we have been advised by the respective managements of KPE LP and KKR, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of KPE LP and KKR as to KPE LP's Preliminary NAV and KKR's 2009 and 2010 estimated economic net income (on a standalone and pro forma basis), respectively, as well as certain components thereof. We assume no responsibility for and express no view as to such financial information and other data (including the net asset value or economic net income) or the assumptions on which they are based.

        Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which Company Common Units may trade at any time subsequent to the announcement of the Transaction or as to the price at which the KKR Common Units will trade or what the value of the KKR CVIs actually will be when issued pursuant to the Transaction.

        In rendering our opinion, we have assumed, with your consent, that the Purchase and Sale will be consummated in accordance with the terms of the Agreement and that KPE LP will carry out the Liquidation, in each case without any waiver or modification of any material terms or conditions or amendment of any material term, condition or agreement. We also have assumed, with your consent, that obtaining the necessary regulatory or third party approvals and consents for the Transaction will not have an adverse effect on KPE LP, KKR or the contemplated benefits of the Transaction (including, without limitation, the ability of KPE LP to distribute the KKR Common Units and KKR CVIs to the Independent Unit Holders). We further have assumed, with your consent, that the Transaction would be treated as tax-free for U.S. federal income tax purposes. As you are aware, we have not considered, nor made any assumptions regarding, the tax treatment of the KKR CVIs. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that KPE LP obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects of the Transaction (other than the Exchange Ratio to the extent expressly specified herein). In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise. Representatives of KPE LP have advised us, and we further have assumed, that the final terms of the Agreement and the Transaction will not vary materially from those set forth in the drafts reviewed by us.

        Lazard Frères & Co. LLC is acting as investment banker to the Independent Directors of the Board of Directors of GP in connection with the Transaction and will receive fees for our services, a portion of which is payable upon announcement of the Transaction and a substantial portion of which is contingent upon the closing of the Transaction. We in the past have provided, currently are providing and in the future may provide financial advisory, capital markets, and investment banking services to KKR and its affiliates unrelated to the Transaction for which we have received and may receive compensation, including, without limitation, (i) acting as financial advisor to Rockwood in its sale of Groupe Novasep and (ii) acting as financial advisor to TDC in its sale of Bité Lietuva. In addition, in the ordinary course of their respective businesses, affiliates of Lazard Frères & Co. LLC and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard Frères & Co. LLC) may actively trade securities of Company and KKR's affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by the Opinion Committee of Lazard Frères & Co. LLC.

        In rendering our opinion, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction acquiring all or a part of KPE LP, nor were we requested to consider, and our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which KPE LP might engage, or the merits of the underlying decision by KPE LP to engage in the Transaction.

        Our engagement and the opinion expressed herein are for the benefit of the Independent Directors of the Board of Directors of GP and our opinion is rendered to the you in connection with your evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any unitholder of KPE LP as to how such unitholder should vote or act with respect to the Transaction or any matter relating thereto.

        Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Independent Unit Holders.

Very truly yours,
LAZARD FRERES & CO. LLC
By	/s/ ANTONIO WEISS Antonio Weiss Managing Director

       Common Units Representing Limited Partner Interests

Contingent Value Interests

PRELIMINARY PROSPECTUS

                , 2008

Until                , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13(S-1).    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the expenses payable by the Registrant in connection with the issuance and distribution of the common units being registered hereby. All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the New York Stock Exchange and the Financial Industry Regulatory Authority.

Filing Fee—Securities and Exchange Commission	$	*
Listing Fee—New York Stock Exchange		*
Fees and Expenses of Counsel		*
Printing Expenses		*
Fees and Expenses of Accountants		*
Blue Sky Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous Expenses		*

Total	$	*

*
To be provided by amendment.

ITEM 14(S-1)/ITEM 20(S-4).    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Subject to any terms, conditions or restrictions set forth in the applicable partnership agreement, Section 17-108 of the Delaware Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled "Description of Our Limited Partnership Agreement—Indemnification" discloses that we will generally indemnify our Managing Partner and the officers, directors and affiliates of our Managing Partner, to the fullest extent permitted by law, against all losses, claims, damages or similar events and is incorporated by reference herein.

        We currently maintain liability insurance for our directors and officers. In connection with the Transactions, we will obtain additional liability insurance for our directors and officers. Such insurance would be available to our directors and officers in accordance with its terms.

ITEM 15(S-1).    RECENT SALES OF UNREGISTERED SECURITIES.

        None.

ITEM 16(S-1)/ITEM 21(S-4).    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  Exhibit Index

2.1	Purchase and Sale Agreement**
3.1	Certificate of Limited Partnership of the Registrant**
3.2	Form of Amended and Restated Limited Partnership Agreement of the Registrant (included as Appendix A to the prospectus)
3.3	Certificate of Formation of the Managing Partner of the Registrant**
3.4	Form of Amended and Restated Limited Liability Company Agreement of the Managing Partner of the Registrant**
5.1	Opinion of Simpson Thacher & Bartlett LLP**
5.2	Opinion of Richards, Layton & Finger, P.A.
8.1	Form of Opinion of Simpson Thacher & Bartlett LLP regarding certain tax matters
10.1	Form of Amended and Restated Limited Partnership Agreement of KKR Management Holdings L.P.**
10.2	Form of Amended and Restated Limited Partnership Agreement of KKR Fund Holdings L.P.**
10.3	Form of Contingent Value Interests Agreement**
10.4	Form of Tax Receivable Agreement**
10.5	Form of Exchange Agreement**
10.6	Form of Registration Rights Agreement*
10.7	Form of 2008 Equity Incentive Plan**
10.8	Credit Agreement dated as of February 26, 2008 among Kohlberg Kravis Roberts & Co. L.P., the other borrowers party thereto, the lenders party thereto and HSBC Bank PLC, as administrative agent**
10.9	Revolving Credit Agreement dated as of June 11, 2007 among KKR PEI Investments, L.P., as Borrower, the lenders party thereto, Citibank, N.A., as administrative agent, Citigroup Global Markets Inc., Goldman Sachs Credit Partners, L.P. and Morgan Stanley Bank as joint lead arrangers and joint bookrunners**
21.1	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm Relating to the Financial Statements of the KKR Group, KKR & Co. L.P. and KKR Management LLC
23.2	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)**
23.3	Consent of Independent Registered Public Accounting Firm Relating to the Financial Statements of KKR Private Equity Investors, L.P.
23.4	Consent of Independent Registered Public Accounting Firm Relating to the Financial Statements of KKR PEI Investments, L.P. and Subsidiaries
23.5	Consent of Richards, Layton & Finger, P.A. (included as part of Exhibit 5.2)
24.1	Power of Attorney**
99.1	Consent of Duff & Phelps, LLC**
99.2	Consent of Citigroup Global Markets Limited**
99.3	Consent of Lazard Frères & Co. LLC

*
To be filed by amendment.

**
Previously filed.

ITEM 17(S-1)/ITEM 22(S-4).    UNDERTAKINGS

  (a)
  The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (c)
  The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (d)
  The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  (e)
  The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (1)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (2)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (3)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (f)
  The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (g)
  The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (h)
  The undersigned Registrant hereby undertakes that, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (1)
  Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

  (2)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

  (3)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

  (4)
  Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

  (i)
  The undersigned Registrant undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  (j)
  The registrant undertakes that every prospectus that is filed pursuant to paragraph (i) immediately preceding or that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 30th day of October 2008.

KKR & Co. L.P.
By:	KKR Management LLC Its General Partner
By:	/s/ WILLIAM J. JANETSCHEK
Name:	William J. Janetschek
Title:	Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 30th day of October 2008.

Signature	Title

* Henry R. Kravis	Co-Chairman and Co-Chief Executive Officer (principal executive officer) of KKR Management LLC
* George R. Roberts	Co-Chairman and Co-Chief Executive Officer (principal executive officer) of KKR Management LLC
/s/ WILLIAM J. JANETSCHEK William J. Janetschek	Chief Financial Officer (principal financial and accounting officer) of KKR Management LLC
*By:	/s/ WILLIAM J. JANETSCHEK
Name: William J. Janetschek
Title: Attorney-in-fact

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
MARKET AND INDUSTRY DATA
SUMMARY
KKR
KKR & Co. L.P.
Summary of the Transactions
Why We Are Undertaking the KPE Transaction
Why We Are Going Public
Our Business Approach
KKR's Business
Our Strategic Growth Initiatives
Our Strengths
Benefits to Multiple Stakeholders
KPE Transaction
Our Common Units Are Intended for Holders with a Long-Term Focus
Risks Related to Our Common Units and CVIs
Organizational Structure
KKR & Co. L.P.
The Transactions
Group Partnership Units
Components of KKR's Business Owned by the Group Partnerships
KKR Holdings
2008 Equity Incentive Plan
Distribution Policy
Distributions and Benefits to Existing Owners
Exchange Agreement
Tax Receivable Agreement
The Transactions
Summary Historical Financial Data
RISK FACTORS
DISTRIBUTION POLICY
CAPITALIZATION
THE KPE TRANSACTION
KKR & Co. L.P. Projected Pro Forma Economic Net Income
VALUE PER KKR COMMON UNIT (INCLUDING CVI IMPACT) ON THE THIRD ANNIVERSARY OF THE CLOSING OF THE KPE TRANSACTION
ORGANIZATIONAL STRUCTURE
UNAUDITED PRO FORMA FINANCIAL INFORMATION
Unaudited Pro Forma Condensed Combined Statement of Financial Condition As of June 30, 2008
Unaudited Pro Forma Condensed Combined Statement of Operations Year Ended December 31, 2007
Unaudited Pro Forma Condensed Combined Statement of Operations Six Months Ended June 30, 2008
Notes to Unaudited Pro Forma Financial Information (All amounts are in thousands ($000's))
KKR'S SELECTED HISTORICAL FINANCIAL AND OTHER DATA
KKR MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
KPE'S SELECTED HISTORICAL FINANCIAL AND OTHER DATA
KPE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
PRIVATE EQUITY VALUATIONS AND RELATED DATA
INDUSTRY
Private Equity and Public Market Returns As of December 31, 2007
BUSINESS
MANAGEMENT
Summary Compensation Table
SECURITY OWNERSHIP
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES
COMPARATIVE RIGHTS OF OUR UNITHOLDERS AND KPE UNITHOLDERS
DESCRIPTION OF OUR COMMON UNITS
DESCRIPTION OF OUR CONTINGENT VALUE INTERESTS
DESCRIPTION OF OUR LIMITED PARTNERSHIP AGREEMENT
COMMON UNITS ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
KKR & CO. L.P. Statement of Financial Condition As of June 30, 2008 and December 31, 2007
Notes to Statement of Financial Condition
Report of Independent Registered Public Accounting Firm
Statement of Financial Condition As of June 30, 2008 and December 31, 2007
Notes to Statement of Financial Condition
Report of Independent Registered Public Accounting Firm
KKR GROUP Combined Statements of Financial Condition As of December 31, 2007 and 2006 (Dollars in Thousands)
KKR GROUP Combined Statements of Income For the Years ended December 31, 2007, 2006 and 2005 (Dollars in Thousands)
KKR GROUP Combined Statements of Changes in Partners' Capital For the Years ended December 31, 2007, 2006 and 2005 (Dollars in Thousands)
KKR GROUP Combined Statements of Cash Flows For the Years ended December 31, 2007, 2006 and 2005 (Dollars in Thousands)
KKR GROUP Notes to Combined Financial Statements (All Dollars Are in Thousands Except Where Otherwise Noted)
KKR GROUP Condensed Combined Statements of Financial Condition (Unaudited) As of June 30, 2008 and December 31, 2007 (Dollars in Thousands)
KKR GROUP Condensed Combined Statements of Operations (Unaudited) For the Six Months ended June 30, 2008 and 2007 (Dollars in Thousands)
KKR GROUP Condensed Combined Statements of Changes in Partners' Capital (Unaudited) For the Six Months Ended June 30, 2008 (Dollars in Thousands)
KKR GROUP Condensed Combined Statements of Cash Flows (Unaudited) For the Six Months ended June 30, 2008 and 2007 (Dollars in Thousands)
KKR GROUP Notes to Condensed Combined Financial Statements (Unaudited) (All Dollars Are in Thousands Except Where Otherwise Noted)
Report of Independent Registered Public Accounting Firm
KKR PRIVATE EQUITY INVESTORS, L.P. STATEMENTS OF ASSETS AND LIABILITIES (Amounts in thousands, except unit and per unit amounts)
KKR PRIVATE EQUITY INVESTORS, L.P. STATEMENTS OF OPERATIONS (Amounts in thousands)
KKR PRIVATE EQUITY INVESTORS, L.P. STATEMENTS OF CHANGES IN NET ASSETS (Amounts in thousands)
KKR PRIVATE EQUITY INVESTORS, L.P. STATEMENTS OF CASH FLOWS (Amounts in thousands)
KKR PRIVATE EQUITY INVESTORS, L.P. NOTES TO THE FINANCIAL STATEMENTS
KKR PRIVATE EQUITY INVESTORS, L.P. STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED) (Amounts in thousands, except unit and per unit amounts)
KKR PRIVATE EQUITY INVESTORS, L.P. STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands)
KKR PRIVATE EQUITY INVESTORS, L.P. STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED) (Amounts in thousands)
KKR PRIVATE EQUITY INVESTORS, L.P. STATEMENTS OF CASH FLOWS (UNAUDITED) (Amounts in thousands)
KKR PRIVATE EQUITY INVESTORS, L.P. NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES CONSOLIDATED SCHEDULE OF INVESTMENTS (Amounts in thousands, except percentage amounts)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES SUPPLEMENTAL COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2007 (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES SUPPLEMENTAL COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006 (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2007 (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION) TO DECEMBER 31, 2006 (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES SUPPLEMENTAL COMBINING STATEMENT OF CHANGES IN NET ASSETS FOR THE YEAR ENDED DECEMBER 31, 2007 (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES SUPPLEMENTAL COMBINING STATEMENT OF CHANGES IN NET ASSETS FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION) TO DECEMBER 31, 2006 (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES SUPPLEMENTAL COMBINING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2007 (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES SUPPLEMENTAL COMBINING STATEMENT OF CASH FLOWS FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION) TO DECEMBER 31, 2006 (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED) (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES CONSOLIDATED SCHEDULES OF SECURITIES SOLD, NOT YET PURCHASED (UNAUDITED) (Amounts in thousands)
CONSOLIDATED SCHEDULES OF OPTIONS WRITTEN (UNAUDITED) (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED) (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES SUPPLEMENTAL COMBINING STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED) AS OF JUNE 30, 2008 (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES SUPPLEMENTAL COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2007 (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS (UNAUDITED) FOR THE QUARTER ENDED JUNE 30, 2008 (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2007 (UNAUDITED) (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2008 (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2007 (UNAUDITED) (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES SUPPLEMENTAL COMBINING STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2008 (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES SUPPLEMENTAL COMBINING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2008 (Amounts in thousands)
KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES SUPPLEMENTAL COMBINING STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2007 (UNAUDITED) (Amounts in thousands)
Form of Amended and Restated Limited Partnership Agreement of KKR & Co. L.P.
AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF KKR & CO. L.P. dated as of , 2008
Table of Contents
AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF KKR & CO. L.P.
ARTICLE I DEFINITIONS
ARTICLE II ORGANIZATION
ARTICLE III RIGHTS OF LIMITED PARTNERS
ARTICLE IV
CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS
ARTICLE V
CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS
ARTICLE VI
ALLOCATIONS AND DISTRIBUTIONS
ARTICLE VII
MANAGEMENT AND OPERATION OF BUSINESS
ARTICLE VIII BOOKS, RECORDS, ACCOUNTING
ARTICLE IX TAX MATTERS
ARTICLE X ADMISSION OF PARTNERS
ARTICLE XI WITHDRAWAL OR REMOVAL OF PARTNERS
ARTICLE XII DISSOLUTION AND LIQUIDATION
ARTICLE XIII AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE
ARTICLE XIV MERGER
ARTICLE XV RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS
ARTICLE XVI GENERAL PROVISIONS
Opinion of Citigroup Global Markets Limited
Opinion of Lazard Frères & Co. LLC
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES